UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT JUNE 14th, 2007

Commission File Number: 1-14410

AXA
(Translation of Registrant’s name into English)

25, avenue Matignon - 75008 Paris - France
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(REGISTRANT)
	By: /s/	DENIS DUVERNE

Name : Denis Duverne
Title : Chief Financial Officer and
Member of the Management Board

Date: June 14th, 2007

EXHIBIT INDEX

EXHIBITS	DESCRIPTION

1.	Free Translation of AXA's French Document de Reference for the year ended December 31, 2006 filed with the AMF (the French stock exchange regulatory authority) on April 20th, 2007.

Building confidence

DOCUMENT DE RÉFÉRENCE

2006 ANNUAL REPORT

AXA FINANCIAL PROTECTION

Be Life Confident

52 million customers [1]
across the globe trust in the AXA Group

120,000 AXA people [1] (employees and exclusive distributors)
On December 22, 2006, 30,000 people from Winterthur joined AXA, bringing the Group's total workforce to **150,000** on January 1, 2007 including **17,000 employees** [1] who volunteer in their local community

The AXA Group is present in **47 countries** [1]

79 billion euros [1]
in consolidated revenues
+11% on a comparable basis

4.0 billion euros [1]
in underlying earnings
+21% at constant exchange rates

5.1 billion euros [1]
in net income, Group share
+18% at constant exchange rates

1.06 euro dividend per share
pending shareholder approval on May 14, 2007

(1) Excluding Winterthur.

00
01

contents

AXA GROUP

- History and development 4
- Simplified organization chart 6
- AXA stock price 8

FINANCIAL HIGHLIGHTS

- Financial highlights 12
- Ratings 16

FINANCIAL INFORMATION

- Description of business 99
- Investment Strategy and Capital Resources 133
- Risk Factors 143
- Activity Report 169
- Consolidated Financial Statement 249
- Other Supplementary Financial Information 441
  Parent company 442
  Embedded value 455
  Salaried employees 462

LEGAL INFORMATION

- Corporate Governance 20
- Internal control procedures set by the Company 41
- Full disclosure on executive and employees compensation and share in capital 57
- Principal statutory information concerning the Company 76
- Information concerning the share capital of the Company 79
- Other legal information 90

PERSON RESPONSIBLE AND THE STATUTORY AUDITORS

- Person responsible for the Annual Report 466
- Statutory Auditors 467
- Correspondence table 469

02
03

AXA GROUP

04
HISTORY AND DEVELOPMENT

06
SIMPLIFIED ORGANIZATION CHART

08
AXA STOCK PRICE

HISTORY

AND DEVELOPMENT

AXA[1] originated from several French regional
mutual insurance companies, known collectively
as “les Mutuelles Unies”.

In 1982, les Mutuelles Unies took control of
Groupe Drouot and following this transaction
the new Group began operating under the name
of AXA.

In 1986, AXA acquired Groupe Présence.

In 1988, AXA transferred its insurance businesses
to Compagnie du Midi and operated under the
name of AXA Midi, which subsequently reverted
back to the AXA name. Two years later, the
French insurance operations were reorganized
to operate by distribution channel.

In 1992, AXA took control of Equitable
Companies Incorporated following the
demutualization of Equitable Life. The Equitable
Companies Incorporated changed its name in
1999 to AXA Financial, Inc. (“AXA Financial”).

In 1995, AXA acquired a majority ownership
interest in National Mutual Holdings following its
demutualization. National Mutual Holdings
changed its name to AXA Asia Pacific Holdings
Ltd.

In 1997, AXA merged with Compagnie UAP. This
transaction enabled AXA to significantly
increase its size and reinforce its strategic
positions, especially in Europe.

In 1998, AXA purchased the minority interests of
AXA Royale Belge and, in 1999, acquired

Guardian Royal Exchange in Great Britain
through its subsidiary Sun Life & Provincial
Holdings (“SLPH”). The Guardian Royal
Exchange acquisition allowed AXA to further
establish its positions in both the United
Kingdom and Germany.

In 2000, AXA acquired a majority ownership
interest in “Nippon Dantaï Life Insurance
Company”, resulting in a new company called
“AXA Nichidan” (which became in 2001 “AXA
Life Insurance Co.”). In addition, in July 2000,
AXA increased its interest in SLPH from 56.3%
to 100%. In August 2000, AXA sold its interest
in Donaldson Lufkin & Jenrette to Credit Suisse
Group. In October 2000, Alliance Capital, a
subsidiary of AXA Financial, acquired the U.S.
asset management company Sanford C.
Bernstein giving rise to a Company named
“AllianceBernstein”. In December 2000,
AXA acquired the remaining minority interests in
AXA Financial, which is now a 100% owned
subsidiary of AXA.

In 2001 and 2002, AXA acquired two financial
advisory networks in Australia, Sterling Grace
and Ipac Securities, as well as a banking
platform in France, Banque Directe. AXA also
continued to streamline its portfolio of
businesses, selling its health business in
Australia and insurance operations in Austria
and Hungary, and reorganizing its reinsurance
business. In 2002, the Group sold its bank and
insurance businesses in Chile.

In 2003, AXA sold all its activities in Argentina
and Brazil.

(1) In this annual report:

– the “Company” refers to the holding company AXA, organized under the laws of France,
– “AXA” refers to the Company and its direct and indirect subsidiaries.

In 2004, AXA purchased the American group
MONY; this operation allowed AXA to reinforce
by approximately 25% the capacity of
distribution of AXA Life activities in the United
States. In addition, AXA sold its insurance
activities in Uruguay (AXA Seguros Uruguay)
thereby finalizing its disengagement from South
America; it also disposed of its broking activities
(Unirobe) and its activity of health insurance in
the Netherlands, and finally its activity of loan on
real property in Germany (AXA Bausparkasse
AG).

In December 2005, AXA and Finaxa shareholders’
meetings voted in favour of the merger of
FINAXA into AXA. Finaxa was a holding
company listed on the Paris Stock Exchange
and its main subsidiary was AXA. It also owned
the “AXA” brand. This merger resulted in a
simplification of AXA’s shareholder structure and
in an increase in the proportion of publicly
traded shares. In addition, AXA obtained
ownership of the “AXA” brand.

In 2006, AXA acquired the Winterthur Group,
which is active in 17 countries and serves
13 million clients worldwide. This operation
gives AXA the opportunity to strengthen its
leading position on the European market and to
increase its presence in high growth markets,
such as Eastern Europe and Asia.

AXA also acquired “Citadel” in Canada,
Thinc Destini in the United Kingdom, and
MLC Hong Kong and Indonesia via her
subsidiary company AXA Asia Pacific Holdings.

In December 2006, AXA completed the sale of
AXA RE’s business to Paris Re Holdings and has
taken a 3.4% stake in Paris Re Holdings, a
newly created company sponsored by a
consortium of international investors led by
Stone Point Capital.

AXA GROUP

Simplified organization chart

(without Winterthur*)

2
1

Main subsidiaries as at december 31, 2006

International Insurance		
AXA Assistance SA	100%	100%
Asset Management		
AXA Investment Managers	95%	95%
AXA Real Estate Investment Managers	95%	100%
AllianceBernstein	60%	60%
AXA Rosenberg	95%	100%

Main subsidiaries as at december 31, 2006

AXA's companies' contacts are available on the web site: www.axa.com

America

1 UNITED STATES

Insurance		
AXA Financial, Inc. (a)	100%	100%

2 CANADA

Insurance		
AXA Canada Inc. (b)	100%	100%

Africa

3 MOROCCO

Insurance		
AXA-ONA (c)	51%	51%

Europe

4 GERMANY

Insurance		
AXA Konzern AG (d)	97%	97%
Financial Services		
AXA Bank AG	97%	100%

5 BELGIUM

Insurance		
AXA Holdings Belgium (e)	100%	100%
Financial Services		
AXA Bank Belgium	100%	100%

6 SPAIN

Insurance		
AXA Aurora S.A. (f)	100%	100%
Hilo Direct S.A. de Seguros y Reaseguros	100%	100%

*Following the acquisition by AXA of Winterthur on December 22, 2006, most subsidiaries of Winterthur, with the notable exception of its US subsidiaries which are in the process of being sold, today owned by Winterthur Swiss Insurance Company or Winterthur Leben are intended to be integrated in the course of 2007 with the corresponding subsidiaries of the AXA Group.

(a) Holding Company that owns fully AXA Equitable Life Insurance Company and MONY Life Insurance Company of America, and partly AllianceBernstein L.P.
(b) Holding Company that owns AXA Assurances Inc. and AXA Insurance (Canada).
(c) Holding Company that owns AXA Assurance Maroc.
(d) Holding Company that owns AXA Versicherung AG, AXA Lebensversicherung AG and AXA ART Versicherung AG.
(e) Holding Company that owns AXA Belgium.
(f) Holding Company that owns AXA Aurora Iberica, S.A., de Seguros y Reaseguros and AXA Aurora Vida, S.A. de Seguros y Reaseguros and Seguro Directo Gere Companhia de Seguros (Portugal) R.G.
(g) Holding Company that owns AXA France Vie, AXA France IARD, AVANSSUR, AXA Corporate Solutions Assurance and AXA Epargne Entreprise.
(h) Holding Company that owns AXA Assicurazioni S.p.A.

06
07

3
4
6
7
8
9
10
11
12
13
14
15
16
17
18
19

Establishments including acquisitions in 2006 (Seguro Direct and Citadel)

Areas in dark red represent countries in which AXA offers at least one of its protection services.

7 FRANCE

Insurance		
AXA France Assurance (g)	100%	100%
Financial Services		
Compagnie Financière de Paris	100%	100%
AXA Banque	100%	100%

8 IRELAND

Insurance		
AXA Insurance Limited	100%	100%

9 ITALY

Insurance		
AXA Italia S.p.A (h)	100%	100%

10 LUXEMBOURG

Insurance		
AXA Luxembourg SA (i)	100%	100%

11 THE NETHERLANDS

Insurance		
AXA Nederland B.V. (j)	100%	100%

12 PORTUGAL

Insurance		
AXA Portugal Companhia de Seguros SA	99%	100%
AXA Portugal Companhia de Seguros de Vida SA	95%	95%

13 UNITED KINGDOM

Insurance		
AXA UK Plc (k)	100%	100%

14 SWITZERLAND

Insurance		
AXA Assurances	100%	100%

15 TURKEY

Insurance		
AXA Oyak Holding A.S. (l)	50%	50%

Asia-Pacific

16 AUSTRALIA/NEW ZEALAND

Insurance		
AXA Asia Pacific Holdings Limited (m)	53%	54%

17 HONG KONG

Insurance		
AXA China Region Limited	53%	100%

18 JAPAN

Insurance		
AXA Japan Holding Co. Ltd (n)	98%	98%

19 SINGAPORE

Insurance		
AXA Financial Services (Singapore) Cy (o)	53%	100%

Ownership interest percentage %
Voting right percentage %

(i) Holding Company that owns AXA Assurances Luxembourg and AXA Assurances Vie Luxembourg.
(j) Holding Company that owns AXA Leven N.V. and AXA Schade N.V.
(k) Holding Company that owns AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare Limited.
(l) Holding Company that owns AXA Oyak Hayat Sigorta A.S. and AXA Oyak Sigorta A.S.
(m) Holding Company that owns National Mutual Life Association of Australasia Limited, National Mutual Funds Management (Global) Limited and National Mutual International Pty Limited. AXA ownership interest in AXA Asia Pacific Group is 52.7% broken down into 51.6% direct interest holding and an additional 1.1% owned by the AAPH Executive plan trust. AXA voting right in AXA Asia Pacific Group is 53.7% broken down into 51.6% direct interest holding and an additional 2.1% owned by the AAPH Executive plan trust.
(n) Holding Company that owns AXA Life Insurance Co., Ltd and AXA non-life Insurance Co. Ltd.
(o) Holding Company that owns AXA Life Singapore Pte Ltd.

AXA STOCK PRICE

AXA stock is listed on the Eurolist by Euronext, Euroclear France code: 12062 and, since June 25, 1996, on the New York stock exchange	under American Depositary Shares (ADS) representing one AXA stock.

AXA and AXA ADS stocks transactions since 20 months (Paris and New York)

	PARIS BOURSE
	Volume	Price per Share in euros
	(in thousand)	High (a)	Low (a)
2005
July	164,535	22.46	19.50
August	139,440	22.68	20.62
September	140,026	22.51	20.86
October	172,569	23.72	21.83
November	186,912	25.60	23.57
December	152,993	27.54	25.16
2006
January	199,181	28.02	25.15
February	128,618	30.05	26.75
March	186,445	29.66	27.69
April	154,476	28.93	26.81
May	353,269	30.08	25.70
June	337,359	26.96	23.00
July	181,390	27.10	23.92
August	176,189	29.34	26.66
September	161,123	29.62	28.03
October	167,496	31.26	28.78
November	166,960	30.88	28.50
December	152,444	30.91	28.06
2007
January	203,125	33.31	30.89
February	174,034	34.48	31.96
(a) Intraday share price. Following the issue of new shares with preferential subscription rights made by AXA (see Euronext notice n° 2006-1670 published on June 14, 2006), historical share price adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16, 2006).

Shares created since January 1, 2007 by exercise of convertible bonds or subscription options are listed “au comptant” on the Eurolist	until they are assimilated after the payment of the 2006 dividend planned on May 21, 2007.

	NEW YORK STOCK EXCHANGE
	Volume	Price per ADS in US$
	(in thousand)	High	Low
2005
July	5,098	27.69	24.51
August	7,805	28.77	26.07
September	6,395	27.93	26.03
October	6,732	29.03	26.70
November	7,823	30.71	28.21
December	6,572	33.35	30.34
2006
January	10,184	34.70	31.40
February	6,807	35.86	32.72
March	10,158	35.96	33.79
April	6,467	36.95	33.47
May	9,636	38.76	33.72
June	9,496	35.25	29.81
July	5,935	34.55	30.36
August	8,227	37.49	33.99
September	6,906	37.80	35.69
October	7,056	39.05	36.72
November	5,168	39.55	37.51
December	6,004	40.70	37.32
2007
January	10,602	43.00	40.41
February	9,512	45.39	41.79

10
11

FINANCIAL HIGHLIGHTS

12
FINANCIAL HIGHLIGHTS

16
RATINGS

Net income Group Share (in Euro million)
	2006	2005 Restated (c)	2005 Published	2004 Restated (c)	2004 Published
Underlying earnings (a)	4,010	3,337	3,258	2,730	2,637
Net capital gains attributable to shareholders net of income tax	1,130	944	850	679	705
Adjusted earnings (a)	5,140	4,281	4,108	3,409	3,342
Profit or loss on financial assets (under FV options) & derivatives	(226)	122	149	416	428
Exceptional operations (including discontinued operations)	196	(72)	(72)	10	10
Goodwill and other related intangibles impacts	(24)	(13)	(13)	(41)	(41)
Net income Group Share	5,085	4,318	4,173	3,793	3,738

(a)  Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.
Net realized gains or losses attributable to shareholders include:
– realized gains and losses (on assets not designated under fair value option or trading assets) and change in impairment valuation allowance,
– related impact on policyholder participation net of tax (Life business),
– DAC and VBI amortization or other reactivity to those elements if any (Life business).
Adjusted earnings represent the net income (group share) before:
– The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period).
– Goodwill and other related intangible impacts, and
– Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (including all impacts of foreign exchange in particular the ones related to currency options in earnings hedging strategies, but excluding derivatives related to insurance contracts evaluated according to the “selective unlocking “accounting policy”).
(b)  On a constant change basis.
(c)  Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

* On a comparable basis.
(a) Please refer to (a) in prior page.
(b) Calculated according to the principles of European Embedded Value (EEV). The methodology applied for the calculation of the EEV is based on a “bottom up market consistent” approach for a better evaluation of the risk. Please refer to page 455 for further details.
(c) Total return on Life & Savings EEV.
(d) Dividende net / Adjusted earnings.
(e) To be proposed at the May 14, 2007 Shareholders’ Meeting.
(f) Exlcuding treasury shares which are not considered as outstanding shares under IFRS.
(g) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

(g) Please refer to (g) in prior page.
(h) Excluding unrealized gains on AllianceBernstein.
(i) Personnel of non-consolidated companies accounted for using the equity method are not included in the above graph. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation. Please refer to page 462 for further details.
(j) Number of ordinary share outstanding * Share price as at December 31.

RATINGS

Agency
Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s
Moody’s
Fitch Ratings
Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s
Moody’s
Fitch Ratings
Short Term Debt	Standard & Poor’s
Moody’s
Fitch Ratings

Date	Rating	Outlook
26/01/2007	AA-	Stable
11/09/2006	Aa3	Stable
22/12/2006	AA	Stable

26/01/2007	A
11/09/2006	A2
22/12/2006	A+
26/01/2007	A-1
11/09/2006	P-1
22/12/2006	F-1

18
19

LEGAL INFORMATION

20
CORPORATE GOVERNANCE

41
INTERNAL CONTROL PROCEDURES SET BY THE COMPANY

76
PRINCIPAL STATUTORY INFORMATION CONCERNING THE COMPANY

79
INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY

90
OTHER LEGAL INFORMATION

CORPORATE

GOVERNANCE

Implementing sound corporate governance
principles has been a priority at AXA for many
years. Because its stock is publicly traded on
the New York Stock Exchange, AXA is subject to
the Sarbanes-Oxley Act, which was adopted in
the United States in 2002. Accordingly, AXA has
made various adjustments necessary to bring
the Company into compliance with the Act.
AXA has also reviewed its rules of corporate
governance in light of the recommendations
contained in the Bouton Report and the relevant
sections of the French Financial Security Act
(Loi de Sécurité Financière) of August 1st, 2003.

Governance Structure:
Management Board and
Supervisory Board

A Management Board and a Supervisory Board
have governed AXA since 1997. This form of
corporate governance, which separates the
powers of management from those of
supervision, is considered to offer one of the
most balanced frameworks for exercising
corporate power.

An Executive Committee assists the
Management Board in the performance of its
duties. In addition, the Supervisory Board has
established four special-purpose Committees.

Supervisory Board
The developments below on the “Supervisory
Board” and “Supervisory Board Committees”
correspond to the first part of the Supervisory
Board Chairman’s Report on the conditions
under which the Board’s work is prepared and
organized, which was prepared in accordance
with the French Financial Security Act of

August 1st, 2003. The second part, which
concerns internal control procedures, follows
this section on Corporate Governance.

Role and powers The Supervisory Board oversees the
management of the Company and reports
to the shareholders. The Supervisory Board
appoints and dismisses the Chairman and
members of the Management Board and
supervises executive management of the
Company.

Article 12 of the Company’s Bylaws, and the Supervisory Board’s own internal regulations, specify that, in light of its enhanced supervisory power with respect to matters of particular concern to the shareholders, the following transactions or issues require the prior consent of the Supervisory Board:
– the issuance of securities with a direct or
   indirect claim on the equity capital of the
   Company;
– proposed share buyback programs submitted
   to a vote of the shareholders assembled in an
   ordinary meeting;
– financing operations that may have a material
   impact on the Company’s financial position;
– any contemplated acquisition;
– agreements to form strategic partnerships;
– the setting up of any stock option plans or the
   granting of any free allotments of shares for
   employees of the Company, as well as for
   employees and officers of related parties, as
   well as the granting of stock options or free
   allotments of shares to members of the
   Management Board of the Company;
– proposals to amend the Company’s Bylaws
   submitted to a vote of the shareholders in an
   extraordinary meeting;
– appropriations of earnings and dividends for
   the previous year proposed to shareholders in
   an ordinary meeting;
– interim and final dividend payment dates.

Executive compensation includes a fixed and a
variable component. The fixed component is
targeted to fall within the lower quartile of the
market. The variable component is tied to AXA’s
global performance, local performance, and the
attainment of the executive’s individual
objectives, weighted to reflect his or her level of
responsibility. The variable portion is designed
to represent the principal component of the
executive’s annual global compensation such
that, in the case of successful attainment of the
objectives, the compensation levels of AXA
executives will be in the third or fourth quartile
of the going market rate.

The compensation of Management Board
members is fixed by the Supervisory Board,
based on the Compensation Committee’s
recommendation.

Operating procedures and activity
The guidelines governing the operation,
organization and compensation of the
Supervisory Board and its Committees are
contained in its Rules of Procedures.

The Supervisory Board meets at least five times
a year.

In 2006, the Supervisory Board met 8 times, of
which one meeting was an entire day devoted to
examination of the Group strategy, and the
overall attendance rate was 84%.

Its members receive documentation concerning
matters to be reviewed prior to each meeting,
generally eight days in advance.

This documentation always includes information on:
– the Group’s operations, as presented in the Management Board’s quarterly report, a    press review and a stock price performance report;

– reports on Committee meetings that have been held since the last Supervisory    Board meeting.

In addition to the agenda, this documentation
may also include information on issues
pertaining to the Group’s operations (e.g. a
presentation on a particular operating
Company’s strategy and priorities) or a

presentation on a particular subject (e.g. the
brand, a transversal project...).

Accordingly, the Group’s principal managers
may be invited to take part in Board meetings
from time to time to present their business area,
their objectives and their results.

Training courses and special meetings are
organized for members of the Supervisory
Board as needed. Certain members of the
Supervisory Board have requested and received
training in the Group’s various business areas
and have attended presentations on specific
Group companies.

Members of the Supervisory Board are required
to own at least the number of shares called for
in the Bylaws of the Company (100 shares). In
addition, to ensure that their interests and those
of the Group are aligned, members of the
Supervisory Board are required to own shares in
the Company, the value of which must be at
least equal to the amount of directors’ fees they
receive in the course of any given year.

Composition
On December 31, 2006, the Supervisory Board
had 14 members, elected by the shareholders.
Currently, 4 members of the Supervisory Board
are not French nationals.

At the Company’s Annual General Meeting on
May 4, 2006, the shareholders elected
Mr. Norbert Dentressangle as a member of the
Supervisory Board for a term of four years.

Supervisory Board members are selected on the
basis of their acknowledged competence and
experience, as well as their ability to work
together and become actively involved in the
supervision of a Group like AXA.

The Board makes a special effort to assess the
independence of each Supervisory Board
member with respect to the Management Board
and the Company.

Acting on the recommendation of its Selection,
Ethics, Governance and Human Resources
Committee, the Supervisory Board has

assessed the independence of all of its
members on the basis of the recommendations
contained in the Bouton Report on corporate
governance in publicly traded companies and,
for the members of the Audit Committee, on the
basis of the criteria set forth in the Sarbanes-
Oxley Act.

On December 31, 2006, 10 out of the
14 Supervisory Board members met the
independence criteria based on the
recommendations of the Bouton Report:
Messrs Léo Apotheker, Jacques de Chateauvieux,
David Dautresme, Norbert Dentressangle,
Anthony Hamilton, Henri Hottinguer,

Henri Lachmann, Gérard Mestrallet,
Mrs Dominique Reiniche and Mr. Ezra Suleiman.

At the date of this Report, the Supervisory
Board has taken the required measures to
ensure that all the members of the Audit
Committee would meet the independence
criteria set forth in the Sarbanes-Oxley Act.

In the following pages of the document, in the
absence of precision, the notion of
independence will be interpreted on the basis of
the recommendations contained in the Bouton
Report.

Composition of the Supervisory Board on December 31, 2006

Name (age) and (Office presently held)	Principal occupation (as of December 31, 2006)	Principal business address	First appointment / term of office
Claude Bébéar (71) (Chairman of the Supervisory Board)	Chairman of the Supervisory Board of AXA	AXA 25, avenue Matignon 75008 Paris	June 1988 / 2008 AGM
Jean-René Fourtou (67) (Vice-Chairman of the Supervisory Board)	Chairman of the Supervisory Board of Vivendi	Vivendi 42, avenue de Friedland 75008 Paris	April 1990 / 2007 AGM
Léo Apotheker (53) (1) (Member of the Supervisory Board)	President Customer Solutions & Operations, Member of the Executive Committee of SAP AG.	SAP 141, bd Haussmann 75008 Paris	February 2005 / 2007 AGM
David Dautresme (73) (1) (Member of the Supervisory Board)	Senior Advisor, Lazard Frères.	Lazard Frères 121, bd Haussmann 75008 Paris	April 1990 / 2007 AGM
Norbert Dentressangle (52) (1) (2) (Member of the Supervisory Board)	Chairman and Chief Executive Officer of Financière Norbert Dentressangle	Groupe Norbert Dentressangle Beausemblant – BP 98 26241 Saint-Vallier-sur-Rhône Cedex	May 2006 / 2010 AGM
Jacques de Chateauvieux (56) (1) (Member of the Supervisory Board)	Chairman and Chief Executive Officer of BOURBON	BOURBON 33, rue du Louvre 75002 Paris	April 2005 / 2009 AGM
Anthony Hamilton (65) (1) (Member of the Supervisory Board)	Non-executive Chairman of AXA UK Plc (United Kingdom) and AXA Equity and Law (United Kingdom)	AXA UK PLC 5 Old Broad Street London EC2N 1AD UK	January 1996 / 2009 AGM
Henri Hottinguer (72) (1) (Member of the Supervisory Board)	Chairman and Chief Executive Officer of Sofibus	Financière Hottinguer 43, rue Taitbout 75009 Paris	June 1988 / 2007 AGM
Henri Lachmann (68) (1) (Member of the Supervisory Board)	Chairman of the Supervisory Board of Schneider Electric	Schneider Electric 43-45, bd Franklin Roosevelt 92500 Rueil-Malmaison	May 1996 / 2009 AGM
Gérard Mestrallet (58) (1) (Member of the Supervisory Board)	Chairman and Chief Executive Officer of Suez	Suez 16, rue de la Ville-l’Evêque 75008 Paris	January 1997 / 2007 AGM
(1) Independent. (2) Appointed by the shareholders on May 4, 2006.

Name (age) and (Office presently held)	Principal occupation (as of December 31, 2006)	Principal business address	First appointment / term of office
Michel Pébereau (65) (Member of the Supervisory Board)	Chairman of the Board of Directors of BNP Paribas	BNP Paribas 3, rue d’Antin 75002 Paris	January 1997 / 2009 AGM
Mrs Dominique Reiniche (51) (1) (Member of the Supervisory Board)	Chairman Europe of The Coca-Cola Company	The Coca-Cola Company, Groupe Europe 27, rue Camille Desmoulins 92784 Issy-les-Moulineaux Cedex 9	April 2005 / 2009 AGM
Ezra Suleiman (65) (1) (Member of the Supervisory Board)	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)	EPS/PIIRS Aaron Burr Hall Princeton University Princeton, N.J. 08544 USA	April 2003 / 2007 AGM
Jacques Tabourot (61) (Member of the Supervisory Board, representing the employee shareholders)	Member of the Supervisory Board, representing the employee shareholders	AXA 25, avenue Matignon 75008 Paris	April 2004 / 2008 AGM
(1) Independent.

In addition, Mr. Jean-Martin Folz (60) is
expected to be elected for a 4-year term at the
Annual General Meeting of May 14, 2007,
replacing Mr. Henri Hottinguer, whose term had
expired at the close of this meeting. He was
Chairman of the PSA Peugeot Citroën Group
from October 1997 to February 2007. He is
currently director of different companies.

Mr. Giuseppe Mussari (44) is also expected to
be elected for a 4-year term at the Annual

General Meeting of May 14, 2007, replacing
Mr. David Dautresme whose term had expired at
the close of this meeting. His mandates include
Chairman of the Board of Banca Monte dei
Paschi di Siena (BMPS) and director of
Sansedoni S.p.A.

Messrs Jean-René Fourtou, Léo Apotheker,
Gérard Mestrallet and Ezra Suleiman are
expected to be re-elected for a 4-year term at
the Annual General Meeting of May 14, 2007.

Positions held by members of the Supervisory Board over the last 5 years

Name Present principal occupation or employment	First appointment	Term of office	2006

Claude Bébéar Chairman of the Supervisory Board of AXA	June 1988	2008 AGM	Chairman of the Supervisory Board AXADirector or member of the Supervisory
Board:
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
BNP Paribas and Vivendi
Non voting member of the Board:
Schneider Electric

Jean-René Fourtou Vice-Chairman of the Supervisory Board of AXA Chairman of the Supervisory Board of Vivendi	April 1990	2007 AGM	Vice-Chairman of the Supervisory
Board: AXA
Chairman of the Supervisory Board:
Vivendi and Groupe Canal+
Director or member of the Supervisory
Board: Sanofi-Aventis,
Cap Gemini, AXA Millésimes (SAS), Maroc Telecom (Morocco),
NBC Universal Inc. (United States) and Nestlé (Switzerland)

Léo Apotheker President Customer Solutions & Operations Member of the Executive Committee of SAP AG	February 2005	2007 AGM	President Customer Solutions &
Operations, Member of the Executive
Committee: SAP AG Director or member of the Supervisory Board: AXA, SAP America, Inc. (United States),
SAP Global Marketing Inc. (United States),
SAP Asia Pte. Ltd (Singapore),
JAPAN Co., Ltd (Japan),
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
s.p.a. (Italy), SAP Hellas “Systems
Application and Data Processing S.A.”
(Greece) and SAP (Beijing) Software
System Co., Ltd (China)

David Dautresme Senior Advisor Lazard Frères	April 1990	2007 AGM	Senior Advisor: Lazard Frères
Managing Partner: DD Finance
Vice-Chairman of the Supervisory
Board: Club Méditerranée
Director or member of the Supervisory
Board: AXA, Fimalac
Non-voting member of the Board: EURAZEO

Norbert Dentressangle Chairman and Chief Executive Officer of Financière Norbert Dentressangle	May 2006	2010 AGM	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board: Groupe Norbert Dentressangle
Chairman: Financière de Cuzieu (SAS)
Chief Executive Officer: SOFADE (SAS)
Director or member of the Supervisory
Board: AXA, SEB, SOGEBAIL, FINAIXAM Permanent Representative: Financière Norbert Dentressangle to
the Board of Financière Egnatia

2005	2004	2003	2002
Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:
AXA	AXA	AXA	AXA
Director:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
AXA Assurances IARD Mutuelle,	FINAXA	FINAXA	FINAXA
AXA Assurances Vie Mutuelle,	Director:	Director:	Director:
AXA Courtage Assurance Mutuelle,	AXA Assurances IARD Mutuelle,	AXA Assurances IARD Mutuelle,	AXA Assurances IARD Mutuelle,
BNP Paribas and Vivendi Universal	AXA Assurances Vie Mutuelle,	AXA Assurances Vie Mutuelle,	AXA Assurances Vie Mutuelle,
Non-voting member of the Board:	AXA Courtage Assurance Mutuelle,	AXA Courtage Assurance Mutuelle,	AXA Courtage Assurance Mutuelle,
Schneider Electric	BNP Paribas and Vivendi Universal	BNP Paribas and Vivendi Universal	Schneider Electric, BNP Paribas and
	Non-voting member of the Board: Schneider Electric		Vivendi Universal
Vice-Chairman of the Supervisory	Vice-Chairman of the Supervisory	Vice-Chairman of the Supervisory	Vice-Chairman of the Supervisory
Board: AXA	Board: AXA	Board: AXA	Board: AXA
Chairman of the Supervisory Board:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
Vivendi Universal and Groupe Canal+	Vivendi Universal	Vivendi Universal	Vivendi Universal
Director or member of the Supervisory	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:
Board or member of the Management	Groupe Canal+	Groupe Canal+	Vivendi Environnement and Groupe Canal+
Committee:	Director: Sanofi-Aventis and	Director: Aventis and	Vice-Chairman of the Management
Maroc Telecom (Morocco),	Cap Gemini	Cap Gemini	Board: AXA Assurances IARD Mutuelle,
NBC Universal Inc. (USA),			AXA Assurances Vie Mutuelle,
Sanofi-Aventis, Cap Gemini			AXA Courtage Assurance Mutuelle Chief Executive Officer: USI Entertainment Inc. (United States) Director: Aventis, Cap Gemini, EADS (The Netherlands), USA Interactive (United States)
President Customer Solutions &	Chairman, Global Field Operations:	Chairman, Global Field Operations:	Chairman, Global Field Operations:
Operations, Member of the Executive	SAP	SAP	SAP
Committee: SAP AG	Director:	Director:	Director:
Directors:	SAP America, Inc. (United States),	SAP FRANCE S.A., S.A.P. ITALIA Sistemi,	SAP Systems Integration AG (Germany),
SAP America, Inc. (United States),	SAP Global Marketing Inc. (United States),	applicazioni, prodotti in data processing	SAP FRANCE S.A.,
SAP Global Marketing Inc. (United States),	SAP Asia Pte. Ltd (Singapore),	s.p.a. (Italy), SAP Hellas Systems	SAP Finland Oy (Finland),
SAP Asia Pte. Ltd (Singapore),	SAP JAPAN Co., Ltd (Japan),	Application and Data Processing S.A.	SAP Svenska Aktiebolag (Sweden),
SAP JAPAN Co., Ltd (Japan),	SAP FRANCE S.A., S.A.P. ITALIA Sistemi,	(Greece), SAP America, Inc. (United States),	S.A.P. ITALIA Sistemi, applicazioni
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,	applicazioni, prodotti in data processing	SAP JAPAN Co., Ltd (Japan),	prodotti in data processing s.p.a. (Italy),
applicazioni, prodotti in data processing	s.p.a. (Italy), SAP Hellas Systems	SAP Manage Ltd (Israel),	SAP Hellas Systems Application
s.p.a. (Italy), SAP Hellas “Systems	Application and Data Processing S.A.	SAP Global Marketing Inc. (United States)	and Data Processing S.A. (Greece),
Application and Data Processing S.A.”	(Greece), SAP (Beijing) Software		SAP America, Inc. (United States),
(Greece), SAP (Beijing) Software	System Co., Ltd (China),		SAP JAPAN Co., Ltd (Japan),
System Co., Ltd (China), Ginger S.A.	Enigma Inc. (United States)		SAP Danmark A/S (Denmark), SAP Manage Ltd (Israel)
Senior Advisor: Lazard Frères	Senior Advisor: Lazard Frères	Senior Advisor: Lazard Frères	Senior Advisor: Lazard Frères
Managing Partner: DD Finance	Managing Partner: DD Finance	Managing Partner: DD Finance	Director:
Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman:	Parande Développement (Groupe Euris)
Club Méditerranée	Club Méditerranée	Montech Expansion (United States)	Director: Lazard Frères Banque,
Director: Casino, Fimalac	Director: Casino, Fimalac	Director: Club Méditerranée, Casino,	Club Méditerrannée, Casino,
Non-voting member of the Board:	Non-voting member of the Board:	Rue Impériale, Fimalac	Rue Impériale
EURAZEO	Groupe Go Sport, Lazard Frères Banque,	Non-voting member of the Board:	Non-voting member of the Board:
	EURAZEO	Groupe Go Sport, Lazard Frères Banque	Groupe Go Sport
Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle	Financière Norbert Dentressangle	Financière Norbert Dentressangle	Financière Norbert Dentressangle
Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:
Groupe Norbert Dentressangle, FINAIXAM	Groupe Norbert Dentressangle, FINAIXAM	Groupe Norbert Dentressangle, FINAIXAM	Groupe Norbert Dentressangle, FINAIXAM
Chief Executive Officer: Sofade (SAS)	Chief Executive Officer: Sofade (SAS)	Chief Executive Officer: Sofade (SAS)	Chief Executive Officer: Sofade (SAS)
Director or member of the Supervisory	Director or member of the Supervisory	Director or member of the Supervisory	Director or member of the Supervisory
Board:	Board:	Board:	Board:
SEB, Sogebail, Emin-Leydier (SAS),	SEB, Sogebail, Emin-Leydier (SAS),	SEB, Sogebail, Emin-Leydier (SAS),	SEB, Sogebail, Emin-Leydier (SAS),
Siparex Croissance, Egnatia,	Siparex Croissance, Egnatia,	Siparex Croissance, Egnatia,	Siparex Croissance, Egnatia,
Michaux Gestion SA, Lafuma,	Michaux Gestion SA, Lafuma,	Michaux Gestion SA, Lafuma,	Michaux Gestion SA, Lafuma,
Société Nouvelle d’Alimentation	Société Nouvelle d’Alimentation	Société Nouvelle d’Alimentation	Société Nouvelle d’Alimentation
Philippe Potin - SNAPP	Philippe Potin - SNAPP	Philippe Potin - SNAPP	Philippe Potin - SNAPP
Permanent Representative:	Permanent Representative:	Permanent Representative:	Permanent Representative:
Financière Norbert Dentressangle to	Financière Norbert Dentressangle to	Financière Norbert Dentressangle to	Financière Norbert Dentressangle to
the board of Financière Egnatia and	the board of Financière Egnatia and	the board of Financière Egnatia and	the board of Financière Egnatia and
to the board of Via Location	to the board of Via Location	to the board of Via Location	to the board of Via Location

Name Present principal occupation or employment	First appointment	Term of office	2006 Chairman and Chief Executive Officer:
Jacques de Chateauvieux	April 2005	2009 AGM
Chairman and Chief Executive Officer of BOURBON			BOURBON Chairman of the Supervisory Board: SAPMER, CBo Territoria, JACCAR Director or member of the Supervisory Board: AXA, VINDEMIA, INNODIS, SINOPACIFIC Shipbuilding Group
Anthony Hamilton	January 1996	2009 AGM	Non-executive Chairman:
Chairman of AXA UK Plc (United Kingdom)	AXA UK Plc (United Kingdom) and
AXA Equity and Law (United Kingdom) Director or member of the Supervisory
Board: AXA, AXA Financial, Inc. (United States), Binley Limited (United Kingdom), Tawa UK Limited (United Kingdom), Club de Golf Valderrama (Spain), AXA Equitable Life Insurance Company (United States), MONY Life Insurance Company (United States), MONY Life Insurance Company of America (United States)
Henri Hottinguer	June 1988	2007 AGM	Chairman and Chief Executive Officer:
Chairman and Chief Executive Officer of Sofibus			Sofibus
(Société Financière pour le Financement de Bureaux et d’Usines)	Chairman of the Supervisory Board: Emba NV (The Netherlands) Chairman of the Board of Directors: Hottinger Bank & Trust Limited
(Nassau, Bahamas)
Chairman: Mofipar (SAS) and
Hottinger & Co. Bale (Switzerland)
Vice-Chairman: Gaspee (Switzerland)
Senior Chief Officer and Director: Financière Hottinguer Chief Officer of the Board of Director: Hottinger Finanz & Treuhand (Switzerland) Director or member of the Supervisory
Board: AXA, AXA France IARD,
AXA France Vie, Intercom,
Hottinger International Fund (Luxemburg)
and Hottinger International Asset
Management (Luxemburg) Non-voting member of the board: Didot Bottin
Henri Lachmann	May 1996	2009 AGM	Chairman of the Supervisory Board:
Chairman of the Supervisory Board of Schneider Electric			Schneider Electric Chairman of the Board of Directors: Centre Chirurgical Marie Lannelongue Vice-Chairman and member of the Supervisory Board: Vivendi Director or member of the Supervisory Board: AXA, AXA Assurances IARD Mutuelle, AXA-ONA (Morocco), Groupe Norbert Dentressangle and l’ANSA Non voting member of the Board: Fimalac and Tajan

2005	2004	2003	2002
Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
BOURBON	Groupe BOURBON	Groupe BOURBON	Groupe BOURBON
Chairman of the Supervisory Board:	Chairman: Sapmer S.A.,	Chairman: Vindemia SAS	Chairman: Vindemia SAS,
SAPMER S.A., Cbo Territoria, JACCAR SAS	JACCAR SAS, Vindemia SAS	Director: Sapmer,	Antenne Réunion Télévision
Director:	Director:	Happy World Foods, Ltd	Director: Sapmer,
VINDEMIA SAS,	Happy World Foods, Ltd		Happy World Foods, Ltd
HAPPY WORLD FOODS, Ltd
Chairman non executive:	Chairman:	Chairman:	Chairman:
AXA UK PLC (United Kingdom) and	AXA UK Plc (United Kingdom)	AXA UK Plc (United Kingdom)	AXA UK Plc (United Kingdom)
AXA Equity & Law (United Kingdom)	Director or member of the Supervisory	Chairman: Fox-Pitt,	Chairman: Fox-Pitt,
Director or member of the Supervisory	Board:	Kelton Group Limited (United Kingdom)	Kelton Group Limited (United Kingdom),
Board:	Pinault-Printemps-Redoute,	Director or member of the Supervisory	Fox-Pitt, Kelton Nominees Limited
Pinault-Printemps-Redoute,	Swiss Re Capital Markets Limited	Board:	(United Kingdom)
Swiss Re Capital Markets Limited	(United Kingdom),	Pinault-Printemps-Redoute,	Director or member of the Supervisory
(United Kingdom),	Binley Limited (United Kingdom),	Swiss Re Capital Markets Limited	Board:
Binley Limited (United Kingdom),	Tawa UK Limited (United Kingdom)	(United Kingdom),	Pinault-Printemps-Redoute, Fox-Pitt,
Tawa UK Limited (United Kingdom)		Binley Limited (United Kingdom),	Kelton Limited (United Kingdom),
		CX Reinsurance (United Kingdom)	Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom)
Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
Sofibus	Sofibus	Sofibus	Sofibus
Chief Executive Officer and Director:	Chief Executive Officer and Director:	Chairman of the Supervisory Board:	Chairman of the Supervisory Board:
Financière Hottinguer	Financière Hottinguer,	Crédit Suisse Hottinguer,	Crédit Suisse Hottinguer,
Chairman of the Supervisory Board:	Intercom, Profinor	Emba NV (Netherlands)	Emba NV (Netherlands)
Emba NV (Netherlands)	Chairman of the Supervisory Board:	Chairman:	Chairman:
Chairman of the Board of Directors:	Emba NV (Netherlands)	Hottinguer Capital Corp. (US)	Hottinguer Capital Corp. (US)
Hottinger Bank & Trust Limited	Vice-Chairman: Gaspee (Switzerland)	Vice-Chairman: Gaspee (Switzerland)	Vice-Chairman: Gaspee (Switzerland)
(Nassau, Bahamas)	Chief Officer of the Board of Directors:	Managing Partner:	Managing Partner:
Chairman: Hottinger & Co., Bale	Hottinger Finanz & Treuhand (Switzerland)	Hottinguer & Cie (Zurich)	Hottinguer & Cie (Zurich)
(Switzerland)	Director or member of the Supervisory	Senior Chief Officer and Director:	Senior Chief Officer and Director:
Vice-Chairman: Gaspee (Switzerland)	Board: FINAXA, Hottinguer	Financière Hottinguer, Intercom	Intercom
Chief Officer of the Board of Directors:	International Fund (Luxemburg),	Director or member of the Supervisory	Director or member of the Supervisory
Hottinger Finanz & Treuhand (Switzerland)	Hottinguer International Asset	Board: FINAXA, Hottinguer	Board: FINAXA,
Director or member of the Supervisory	Management (Luxemburg)	International Fund (Luxemburg),	Investissement Provence SA, Hottinguer
Board: Intercom, Hottinger	Non-voting member of the Board:	Hottinguer International Asset	International Fund (Luxemburg),
International Fund (Luxemburg),	Didot Bottin	Management (Luxemburg),	Hottinguer International Asset
Hottinger International Asset		Swiss Helvetia Fund Inc.,	Management (Luxemburg),
Management (Luxemburg)		Hottinguer US, Inc.	Swiss Helvetia Fund Inc.,
Non-voting member of the Board:		Non-voting member of the Board:	Hottinguer US, Inc.
Didot Bottin		Didot Bottin	Non-voting member of the Board: Didot Bottin
Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
Schneider Electric	Schneider Electric	Schneider Electric	Schneider Electric
Chairman of the Board of Directors:	Director or member of the Supervisory	Vice-Chairman:	Director or member of the Supervisory
Centre Chirurgical Marie Lannelongue	Board:	AXA Assurances Vie Mutuelle,	Board:
Director or member of the Supervisory	AXA Assurances Vie Mutuelle,	AXA Assurances IARD Mutuelle,	AXA Assurances Vie Mutuelle,
Board:	AXA Assurances IARD Mutuelle,	AXA Courtage Assurance Mutuelle	AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,	AXA Courtage Assurance Mutuelle,	Director or member of the Supervisory	AXA Courtage Assurance Mutuelle,
AXA Assurances IARD Mutuelle,	FINAXA, Vivendi Universal,	Board:	FINAXA, Vivendi Universal,
AXA Courtage Assurance Mutuelle,	Groupe Norbert Dentressangle	FINAXA, Vivendi Universal,	Groupe Norbert Dentressangle
Vivendi Universal,	Non-voting member of the Board:	Groupe Norbert Dentressangle
Groupe Norbert Dentressangle	Fimalac	Non-voting member of the Board:
Non-voting member of the Board:		Fimalac
Fimalac

Name Present principal occupation or employment	First appointment	Term of office	2006
Gérard Mestrallet	January 1997	2007 AGM	Chairman and Chief Executive Officer:
Chairman and Chief Executive Officer of Suez	Suez Chairman of the Board of Directors: Suez Energie Services,
Suez Environnement,
Suez-Tractebel (Belgium) and
Electrabel (Belgium)
Vice-Chairman: Hisusa (Spain) and
Aguas de Barcelona (Spain) Director or member of the Supervisory
Board: AXA, Saint-Gobain and Pargesa Holding S.A (Switzerland)
Michel Pébereau	January 1997	2009 AGM	Chairman of the Board of Directors:
Chairman of the Board of Directors of BNP Paribas	BNP Paribas Director or member of the Supervisory
Board: AXA, Saint Gobain, Total,
Lafarge, de Banque Marocaine pour
le Commerce et l’Industrie (BMCI) et
de Pargesa Holding SA (Switzerland) Non-voting member of the Board: Galeries Lafayette
Mrs Dominique Reiniche	April 2005	2009 AGM	Chairman Europe:
Chairman Europe of The Coca-Cola Company			The Coca-Cola Company Member of the Supervisory Board: AXA Member: Advisory Board of ING Direct and of the Executive Committee of the MEDEF
Ezra Suleiman	April 2003	2007 AGM	Professor of Politics and Chair of
Professor of Politics and Chair of the Committee			the Committee:
for European Studies, Princeton University (United States)	Université de Princeton (United States) Director or member of the Supervisory Board: AXA, AXA Financial, Inc. (United States),
AXA Equitable Life Insurance Company
(United States), MONY Life Insurance Company (United States),
MONY Life Insurance Company of America (United States) Associate Professor: Institut d’Etudes Politiques (Paris) Member of the Management Committee: Institut Montaigne et du Centre Américain,
Institut d’Etudes Politiques (Paris) Member of the Editorial Committee: Rédaction de Comparative Politics,
La Revue des Deux Mondes et Politique
International Member: Council on Foreign Relations (New York),
HEC International Advisory Board
Jacques Tabourot	April 2004	2008 AGM	Member of the Supervisory Board:
Member of the Supervisory Board of AXA,			AXA, representing the employee
representing the employee shareholders			shareholders

2005	2004	2003	2002
Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:	Chairman and Chief Executive Officer:
Suez	Suez	Suez	Suez
Chairman: Suez Environnement,	Chairman: Suez Environnement,	Chairman: Suez-Tractebel (Belgium),	Chairman:
Suez-Tractebel (Belgium),	Suez-Tractebel (Belgium),	Hisua (Spain)	Société Générale de Belgique (Belgium),
Electrabel (Belgium)	Electrabel (Belgium)	Vice-Chairman: Sociedad General de	Tractebel (Belgium)
Vice-Chairman: Hisusa (Spain),	Vice-Chairman: Hisusa (Spain)	Aguas de Barcelona (Spain)	Vice-Chairman: Hisusa (Spain),
Sociedad General de Aguas de	Sociedad General de Aguas de	Director or member of the Supervisory	Sociedad General de Aguas de
Barcelona (Spain)	Barcelona (Spain)	Board:	Barcelona (Spain)
Director or member of the Supervisory	Director or member of the Supervisory	Crédit Agricole S.A.,	Director or member of the Supervisory
Board:	Board:	Compagnie de Saint-Gobain, Taittinger,	Board:
Compagnie de Saint-Gobain,	Crédit Agricole S.A.,	Pargesa Holding S.A. (Switzerland),	Crédit Agricole S.A.,
Pargesa Holding S.A. (Switzerland)	Compagnie de Saint-Gobain, Taittinger,	Electrabel (Belgium)	Compagnie de Saint-Gobain, Taittinger,
	Pargesa Holding S.A. (Switzerland)		Pargesa Holding S.A. (Switzerland)
Chairman of the Board of Directors:	Chairman of the Board of Directors:	Chairman of the Board of Directors:	Chairman and Chief Executive Officer:
BNP Paribas	BNP Paribas	BNP Paribas	BNP Paribas
Director of member of the Supervisory	Director of member of the Supervisory	Director of member of the Supervisory	Director or member of the Supervisory
Board:	Board:	Board:	Board:
Saint Gobain, Total, Lafarge,	Saint Gobain, Total, Lafarge,	Saint Gobain, Total, Lafarge,	Saint Gobain, Total Fina Elf, Lafarge,
BNP Paribas UK (United Kingdom),	BNP Paribas UK (United Kingdom),	Dresdner Bank AG Francfort (Germany),	Dresdner Bank AG (Germany),
Banque Marocaine pour le Commerce et	Banque Marocaine pour le Commerce et	BNP Paribas UK (United Kingdom)	BNP Paribas UK (United Kingdom)
l’Industrie (BMCI)	l’Industrie (BMCI)	Non-voting member of the Board:	Non-voting member of the Board:
Non-voting member of the Board:	Non-voting member of the Board:	Galeries Lafayette	Galeries Lafayette
Galeries Lafayette	Galeries Lafayette
Chairman Europe:	Chairman:	Chairman:	Chairman and Chief Executive Officer:
The Coca-Cola Company	Coca-Cola Enterprises – Groupe Europe	Coca-Cola Enterprises – Groupe Europe	Coca-Cola Enterprise
Director: Essilor	Member: Advisory Board de ING Direct		Vice-Chairman:
Member: Advisory Board of ING Direct and			Coca-Cola Enterprises – Groupe Europe
of the Executive Committee of the MEDEF
Professor of Politics and Chair of
the Committee:
European Studies,
Princeton University (United States)
Associate Professor:
Institut d’Etudes Politiques (Paris)
Member of the Management Committee:
Institut Montaigne, Centre Américain,
Institut d’Etudes Politiques (Paris)
Member of the Editorial Committee:
Comparative Politics, La Revue
des Deux Mondes, Politique International
Member:
Council on Foreign Relations (New-York),
HEC International Advisory
Member of the Supervisory Board: AXA, representing the employee shareholders	Member of the Supervisory Board: AXA, representing the employee shareholders	–	–

Expertise and experience of the
Supervisory Board members

Claude Bébéar
1958: Joined Anciennes Mutuelles, an insurance company in Rouen where he remained until 1975 working his way through various divisions of the company
1964 – 1966: Was sent on assignment to Canada where he created the life insurance division of Provinces Unies, a Canadian subsidiary of the Anciennes Mutuelles group
1975: Was appointed Chief Executive Officer of Anciennes Mutuelles (which was renamed Mutuelles Unies in 1978) Created l’Ancienne Mutuelle de Réassurance
– l’AMré
– which later became AXA RE
1982: Chairman of Mutuelles Unies and Chairman of Groupe Drouot
1985: Chairman of GIE AXA at its founding
1990  – 2000: Chairman and Chief Executive Officer and
Chairman of the Management Board of AXA (1997/2000)
Since May 2000: Chairman of the AXA Supervisory Board

Jean-René Fourtou
1963: Management Consultant of Organization Bossard & Michel
1972: Chief Executive Officer of Bossard Consultants
1977: Chairman and Chief Executive Officer of Groupe Bossard
1986 – 1999: Chairman and Chief Executive Officer of Rhône-Poulenc Group which became Aventis
December 1999 – May 2002: Vice-Chairman and Chief Executive Officer of Aventis Honorary Chairman of Aventis and member of the Supervisory Board of Aventis, and director of Sanofi-Aventis
July 2002- April 2005: Chairman and Chief Executive Officer of Vivendi Universal
Since April 2005: Chairman of the Supervisory Board of Vivendi Universal which became Vivendi in April 20, 2006

Léo Apotheker
1978 – 1980: Senior Controller, Finance Department
– Hebrew University
1980  – 1981: Operations Director – Altex GmbH
1981  – 1984: Finance Manager – S.W.I.F.T. s.c.
1984 – 1987: European Operations Director –
Mc Cormack & Dodge
1988 – 1991: Chairman and Chief Executive Officer of
SAP France & Belgium
1991  – 1995: Co-Founder President & Chief Executive
Officer de ECSoft BV
Since 1995: SAP AG
1995 – 1997: Chairman, France
1997 – 1998: Chief Executive Officer – South West Europe

1999 – 2000: Chairman EMEA (except Germany)
2000: Chairman EMEA (Europe, Middle East and Africa)
Member of the Extended Management Board of SAP AG
April 2002: Chairman, Global Field Operations of SAP AG
Since July 2002: President, Customer Solutions & Operations
Member of the Executive Committee of SAP AG

David Dautresme
1968 – 1982: Deputy Chief Executive Officer of Crédit Lyonnais
1982 – 1986: Chairman and Chief Executive Officer of Crédit du Nord
1986 – 2000: General Partner of Lazard Frères
Since 2001: Senior Advisor of Lazard Frères

Norbert Dentressangle
1979: Founded the Norbert Dentressangle group, a
transportation and logistics specialist, and served as its
chairman until 1998. Today, he is Chairman of the
Supervisory Board of the Groupe Norbert Dentressangle
Since its creation in 1988: Chairman of the Board of
Directors and Chief Executive Officer of Financière Norbert
Dentressangle, the family-owned holding company which,
in addition to a majority stake in the Norbert
Dentressangle Group, has also held equity interests in real
estate, industrial and business service firms

Jacques de Chateauvieux
1975 – 1977: Management auditor
– Union des Transports Aériens (U.T.A.)
1977 – 1979: Consultant – Boston Consulting Group in Paris
Since 1979: Chairman and Chief Executive Officer of
BOURBON

Anthony Hamilton
1968 – 1978: Worked in London and New York for the investment bankers Schroders, Morgan Grenfell, and
Wainright
1978: Joined Fox-Pitt, Kelton
– Chief Executive Officer
1994 – 2003
1993: Non-executive Director of AXA Equity and Law,
(Chairman, 1995)
1997: Non-executive Director of AXA UK
1999 – 2003: Product Unit Head of Swiss Re
End of 2004: Resignation as a Director of Fox-Pitt, Kelton Group Ltd (UK) and of Fox-Pitt, Kelton Limited (UK)
Since September 2000: Chairman of AXA UK plc

Henri Hottinguer
1962: Joined the Banque Hottinguer
1965: Was appointed Associé-Gérant of the bank then
was appointed Chairman or director of various companies

1982 – 1987: Chairman and Chief Executive Officer of
Compagnie Financière Drouot
March 1990: Chairman and Chief Executive Officer of the banque Hottinguer
End of 1997/December 2004: Chairman of the
Supervisory Board of Crédit Suisse Hottinguer
Since 1969: Chairman and Chief Executive Officer of
Sofibus (Société Financière pour le Financement de
Bureaux et d’Usines)

Henri Lachmann
1963: Began his carreer with the international consulting
firm Arthur Andersen
1970: Joined the Compagnie Industrielle et Financière de
Pompey
1976: Chief Executive Officer of the Compagnie
Industrielle et Financière de Pompey
1981  – 1998: Chairman and Chief Executive Officer of
Financière Strafor, which later became Strafor Facom
Since 1996: Director of Schneider Electric SA and
member of the Schneider Electric Supervisory Board
(since May 2006)
February 1999 – May 2006: Chairman and Chief
Executive Officer of Schneider Electric SA
Since May 2006: Chairman of the Supervisory Board of
Schneider Electric SA

Gérard Mestrallet
1984: Joined Compagnie de Suez as Vice-President,
Special Projects
1986: Executive Vice-President Industry
February 1991: Executive Director and Chairman of the
Management Committee of Société Générale de Belgique
1995: Chairman and Chief Executive Officer of Compagnie
de Suez
June 1997: Chairman of the Management Board of Suez
Lyonnaise des Eaux
Since May 4, 2001: Chairman and Chief Executive Officer of Suez

Michel Pébereau
1967: Auditor at the Treasury
1970  – 1974: Project leader and then Adviser to the
Cabinet of the Finance Minister (Valéry Giscard d’Estaing)
1971  – 1982: Project leader, and then, sub-Manager,
Assistant Manager and Head of the public revenue
Department of the Finance Ministry
1978 – 1981: Head of the Finance Minister’s Cabinet
(René Monory) then Project leader to the Minister
1982  – 1987: Chief Executive Officer of Crédit Commercial de France

1987 – 1993: Chairman and Chief Executive Officer of
Crédit Commercial de France
1993 – 2000: Chairman and Chief Executive Officer of
Banque Nationale de Paris
2000 – 2003: Chairman and Chief Executive Officer of BNP Paribas
Since 2004: Chairman of the Board of Directors of de BNP Paribas

Mrs Dominique Reiniche
1978 – 1981: Assistant Product Manager – Procter & Gamble
1981 – 1983: Product Manager - Procter & Gamble
1983 – 1986: Associate Advertising Manager – Procter & Gamble
1986 – 1992: Marketing & Strategy Manager – Kraft Jacobs Suchard
1992 – 1994: Marketing & “Compte-clé” Manager – Coca-Cola Entreprise
1994  – 1997: Commercial & Operational Marketing
Manager – Coca-Cola Entreprise
1997  – 1998: Assistant Chief Executive Officer – Coca- Cola Entreprise
1998  – 2002: Chairman and Chief Executive Officer – Coca-Cola Entreprise
2002  – 2003: Vice-Chairman of Coca Cola Enterprises – Groupe Europe
2003  – 2005: Chairman of Coca-Cola Enterprises – Groupe Europe
Since May 2005: Chairman Europe of The Coca-Cola Company

Ezra Suleiman
1973 – 1979: Professor at the University of California, Los Angeles
Since September 1979: Professor of Political Sciences at the University of Princeton (IBM chair)

Jacques Tabourot
1972 – 1978: Auditor to Deloitte, then Frinault Fiducaire
1978 – 1986: Assistant to the accounting Manager then Accountant Manager of Secours
1986 – 2003: In charge of the AXA consolidation then the Manager of the Accounting Department of AXA Group
Since April 1, 2003: Cadre de réserve of AXA
1990 – 2005: Lecturer for masters in banking and finance at Université Panthéon-Assas Paris II
Since April 2004: Member of the AXA Supervisory Board, representing the employee shareholders

Service contracts between the
AXA Group and members of the
Supervisory Board
Mr. Jacques Tabourot, employee shareholder
representative at the Supervisory Board, is
bound to the AXA Group by a contract with the
GIE AXA as a “Cadre de réserve”.

Self-review of the Supervisory Board
activity
The Supervisory Board understands the
importance of self-review.

In addition to the ongoing dialogue between
members concerning Supervisory Board
operations, the Supervisory Board has
conducted each year since 2002 its annual self-
review. This process involves individual
interviews and a specially devised
questionnaire. Every year, the results of these
assessments highlight the high quality of
dialogue and discussion, both between
members of the Board and with Group
executives, in particular those who serve on the
Management Board, as well as the efficiency of
meetings of the Board and its sub-Committees.

In early 2007, the members of the Supervisory
Board once again stressed, in their responses to
the questionnaire, how well the Supervisory
Board functioned in 2006 and its continuous
improvement. They also stated that the subjects
discussed were relevant and of strategic
interest, and noted the quality of the
presentations, the clarity of communications
with the Management Board and the
constructive nature of discussions.

Supervisory Board Committees
The Board benefits from the work of the Audit
Committee, the Finance Committee, the Selection,
Ethics, Governance and Human Resources
Committee as well as the Compensation
Committee.

Each Committee issues opinions, proposals
and recommendations and is empowered to
undertake or commission studies on subjects to be
presented to the Supervisory Board. Each
Committee may invite outside participants to attend
its meetings.

Committee Chairmen report on completed
Committee work at the next scheduled Supervisory
Board meeting.

The role, organization and operating procedures of
each Committee are set forth in the Supervisory
Board’s Rules of Procedures.

Audit Committee
On December 31, 2006, the Audit Committee
had four members having either finance or
accounting expertise, all of whom would be
considered independent according to the
criteria contained in the Bouton report and in
the Sarbanes-Oxley Act. They were Messrs
David Dautresme (Chairman), Anthony Hamilton,
Henri Lachmann and Ezra Suleiman.

On April 11, 2006, Mr. Jacques de Chateauvieux
left this Committee.

The Audit Committee met 8 times in 2006. The
overall attendance rate was 71%. Under the Rules of Procedure (“Règlement
Intérieur”) of the Supervisory Board and the
Charter of the Audit Committee approved by the
Supervisory Board, the Committee’s missions
are as follows:
– To review the Company’s interim and annual
    financial statements before they are presented
    to the Supervisory Board, as well as examine
    some of the financial disclosures released by
    the Company.

– To control the appointment, compensation,
    and replacement of, and oversee, the external
    auditors of the Group and, where legally
    permissible, its subsidiaries and review audit
    programs, findings and recommendations, as
    well as any actions taken in light of these
    recommendations; the Committee works with
    the Management Board and Group Internal
    Audit to review the Internal Audit Guidelines
    (for subsidiaries) and the structure of internal
    audit operations; it assesses the
    independence of Statutory Auditors by
    examining their relationships with the
    AXA Group and, in particular, by examining all
    fees for audit services, audit related services
    and any other services; it supervises the
    subject and performance of outside audits
    when the assignment does not pertain to

    financial statement audits (in particular
    support for the implementation of new
    accountings standards); it reviews the
    appointment and replacement of Statutory
    Auditors for Group subsidiaries; and the Audit
    Committee also may be asked by the
    Management Board or the Statutory Auditors
    to examine matters or events that expose the
    AXA Group to a significant risk.
– To review the accounting rules in force at AXA,
    and review any proposed changes in method,
    policy or principle.
– To review the program and aims of
    AXA’s Internal Audit Department, as well
    any findings or reports issued by this
    Department or by outside audit firms. It may
    commission internal or external audits as
    needed and monitors the execution of internal
    controls.
– To notify Company management and, if it
    deems necessary, the shareholders, of any
    issue likely to have a material impact on the
    Group’s net worth or financial condition.
– To consider any matter it deems necessary,
    and report the findings to the Supervisory
    Board.

The external auditors of the Group, the Chief
Financial Officer, the accounting Manager as
well as the Internal Audit regularly take part in
the Committee’s sessions.

For the fulfilment of its missions, the Committee
may request external consulting expertise as
required.

Finance Committee
The Finance Committee had four members on
December 31, 2006, one of whom met the
independence criteria: Messrs Claude Bébéar
(Chairman), Henri Lachmann, Michel Pébereau
and Jacques Tabourot.

The Committee met 4 times in 2006. The global
attendance rate was 88%.

The Finance Committee:
– examines the Group’s financial structure and
    reviews the broad outlines governing AXA’s
    asset management policy;
– examines plans to sell real-estate or equity
    interests whose appraised value exceeds the

    authorizations granted to the Management
    Board by the Supervisory Board;
– reviews all material financial transactions
    involving AXA that are put forth by the
    Management Board;
– examines all acquisition plans over
    €500 millions.

Selection, Ethics, Governance and Human
Resources Committee
The Selection, Ethics, Governance and Human
Resources Committee had four members on
December 31, 2006, including two independent
members: Messrs Jean-René Fourtou
(Chairman), Gérard Mestrallet, Michel Pébereau
and Ezra Suleiman.

The Committee met 4 times in 2006. The global
attendance rate was 88%.

The Selection, Ethics, Governance and Human Resources Committee:
– formulates recommendations to the Supervisory
    Board on appointments to the Supervisory
    Board or the Management Board, including their
    respective Chairmen and Vice-Chairmen, as
    well as on all appointments to the Supervisory
    Board’s special-purpose Committees, including
    their respective Chairmen;
– also makes suggestions to the Supervisory
    Board regarding the succession plan of the
    Management Board members, and is informed
    of the succession plans of the Group’s main
    managers;
– is notified of the appointments of AXA’s main
    executive officers, in particular members of
    the Executive Committee;
– is notified of AXA’s strategy in terms of Human
    Resources management.

Compensation Committee
The Compensation Committee had four
independent members on December 31, 2006:
Messrs Henri Hottinguer (Chairman),
David Dautresme, Anthony Hamilton and
Gérard Mestrallet.

On February 27, 2006, Mr. Jean-René Fourtou
left this Committee.

The Committee met 3 times in 2006. The global
attendance rate was 77%.

The Compensation Committee:
– makes recommendations to the Supervisory
    Board on compensation levels for
    Management Board members, on the amount
    of directors’ fees to be submitted to a vote by
    the shareholders, and on proposed stock
    options grants to members of the
    Management Board;
– examines the performance of the Management
    Board members and gives an account of his
    conclusions to the Supervisory Board;
– issues an opinion on Management Board
    recommendations related to the policies and
    procedures governing executive pay and the
    Company’s proposed stock option grants to
    employees;
– is informed by the Management Board of
    compensation levels set by the boards of
    AXA Group subsidiaries.

Management Board
Composition and operating procedures
The Management Board is the Company’s
collegial decision-making body.

The Management Board holds weekly meetings
to discuss Group strategy and operations.

It operates in accordance with a set of Rules of
Procedures.

Acting on the recommendation of its Selection,
Ethics, Governance and Human Resources
Committee, the Supervisory Board appointed,
during its October 11, 2006 meeting,
Mr. Alfred Bouckaert as a member of the
AXA Management Board.

The AXA Management Board now has 6 members and who will serve for a 3-year term expiring on October 11, 2009.

Each Management Board member is assigned
responsibility for a specific aspect of Company
management.

The members of the Management Board are:
– Henri de Castries (52), Chairman.
– Alfred Bouckaert (60), Chief Executive Officer
    for Northern, Central and Eastern Europe.
– Claude Brunet (49), in charge of Transversal
    Operations, Human Resources, Brand and
    Communication,

– Christopher Condron (59), President and Chief
    Executive Officer of AXA Financial, Inc. (United
    States).
– Denis Duverne (53), Chief Financial Officer,
– François Pierson (59), Chairman and Chief
Executive Officer of AXA France, responsible
for Large Risks, Assistance and AXA Canada.

Members of the Management Board devote
their time exclusively to the management of the
Group.

Positions held by the Management Board members within Group subsidiaries

Member of the Management Board	Position within Group Subsidiaries
Henri de Castries - Chairman	Chairman of the Management Board: AXA *
Chairman of the Board of Directors:
AXA Assurances Iard Mutuelle
AXA Assurances Vie Mutuelle
AXA Financial, Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AllianceBernstein Corporation (United States)
AXA Equitable Life Insurance Company (United States)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
AXA America Holdings Inc. (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
Alfred Bouckaert	Member of the Management Board: AXA *
Managing Director:
AXA Holdings Belgium (Belgium)
AXA Belgium (Belgium)
Chairman of the Board of Directors:
AXA Luxembourg (Luxembourg)
AXA Assurances Luxembourg SA (Luxembourg)
AXA Assurances Vie Luxembourg (Luxembourg)
AXA Participations Belgium (Belgium)
AXA Bank Belgium (Belgium)
L’Ardenne Prévoyante (Belgium)
Viaxis (Belgium)
Chairman Managing Director:
Royale Belge Investissments (Belgium)
Director or member of the Supervisory Board:
Servis (Belgium)
Servis-Life (Belgium)
Contere (Luxembourg)
AXA Nederland BV (Netherlands)
AXA Verzekeringen (Netherlands)
AXA Konzern AG (Germany)
AXA Bank AG (Germany)
AXA ART Versicherung AG (Germany)
Consuco (Belgium)
De Waere (Belgium)
Claude Brunet	Member of the Management Board: AXA *
Chairman: AXA Technology Services (SAS)
Chairman of the Management Board: GIE AXA Université
Director or member of the Supervisory Board:
AXA Group Solutions
GIE AXA Group Solutions
AXA Japan Holding Co., Ltd (Japan)
AXA Aurora Ibérica S.A. de Seguros y Reaseguros (Spain)
AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)
AXA Aurora S.A. (Spain)
AXA Business Services (India)
Permanent representative: of AXA to the board of AXA Cessions
* Mandates concerned by the accumulaion rules (pursuant to the provisions of the French Company Code).

Member of the Management Board	Position within Group Subsidiaries
Christopher Condron	Member of the Management Board: AXA *
Director, “President” and Chief Executive Officer:
AXA Financial, Inc. (United States)
Director, Chairman of the Board, “President” and Chief Executive Officer:
AXA Equitable Life Insurance Company (United States)
AXA Financial Services, LLC (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
MONY Financial Services, Inc. (United States)
AXA Life and Annuity Company (United States)
AXA Distribution Holding Corporation (United States)
Chairman of the Board, “President” and Chief Executive Officer:
MONY Holdings, LLC (United States)
Director and President: AXA America Holdings Inc. (United States)
Director, Chairman and President: ACMC, Inc. (United States)
Director and Chairman:
U.S. Financial Life Insurance Company (United States)
Financial Marketing, Inc. (United States)
Director:
AllianceBernstein Corporation (United States)
AXA Art Insurance Corporation (United States)
Central Supply Corp (United States)
American Council of Life Insurers (ACLI) (United States)
KBW, Inc. (United States)
Director and Member: Financial Services Roundtable (United States)
Member of the Management Committee: AXA Technology Services (SAS)
Director and Treasurer: The American Ireland Fund (United States)
Denis Duverne	Member of the Management Board: AXA *
Chairman and Chief Executive Officer: AXA America Holdings Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AXA Financial, Inc. (United States)
AXA Equitable Life Insurance Company (United States)
AllianceBernstein Corporation (United States)
AXA Assicurazioni (Italy)
AXA Italia S.p.A. (Italy)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
François Pierson	Member of the Management Board: AXA *
Chairman and Chief Executive Officer:
AXA France IARD *
AXA France Vie *
Chairman: AXA France Assurance (SAS)
Chairman of the Board of Directors: AXA Corporate Solutions Assurance
Vice-Chairman of the Board of Directors: AXA Canada Inc. (Canada)
Director:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Assurances Inc. (Canada)
AXA Japan Holdings Ltd (Japan)
AXA-ONA (Morocco)
Permanent Representative: of AXA France IARD to the board of UCAR*
* Mandates concerned by the accumulaion rules (pursuant to the provisions of the French Company Code).

Expertise and experience of
the Management Board members
Henri de Castries
1980 – 1984: French Finance Ministry Inspection Office
where he audited government agencies
1984 – 1989: French Treasury Department where he
played an active role in several privatizations
1989: Joined AXA’s corporate finance division
1991: AXA’s Corporate Secretary, responsible for dealing
with the legal reorganization and merger of Compagnie du
Midi with and into the AXA Group
1993 – 2000: Senior Executive Vice President for the
Group’s asset management, financial and real-estate
businesses. In 1994, he assumed the additional role of
overseeing North American and UK operations. In 1996,
he played an active role in preparing for the UAP Merger.
In 1997, he was appointed Chairman of the Equitable
Companies (which later became AXA Financial)
Since May 2000: Chairman of the AXA Management Board

Alfred Bouckaert
1972: His banking career began with Chase Manhattan
Bank where he held various commercial and credit posts
before he became Chase’s Manager of Commercial
Banking for Belgium
1984: General Manager of Chase in Copenhagen
1986: General Manager and Country Manager of Chase in
Belgium
1989: Was in charge of merging Chase’s and Crédit
Lyonnais’s Belgian Operations further to the sale of Chase
Manhattan Bank to Crédit Lyonnais France
1994: Head the bank’s European Operations of the bank
Crédit Lyonnais
April 1999: Became the Managing Director of AXA Royale Belge. AXA also appointed him Country Manager for the Benelux
April 2005: General Manager of the Region AXA Northern
Europe
Since October 2006: Member of the AXA Management Board, Chief Executive Officer for Northern, Central and Eastern Europe

Claude Brunet
1988 – 2001: Ford
1991  – 1992: Corporate Sales Manager of Ford Switzerland
1992  – 1993: Corporate Sales Manager of Ford France
1993  – 1996: Chairman and Chief Executive Officer of Ford
Belgium
1996 – 2001: Chairman and Chief Executive Officer of
Ford France
April 2001: Joined the AXA Group as a Member of the
Executive Committee

Since February 2002: Member of the AXA Management
Board, in charge of Transversal Operations, Human
Resources, Brand and Communication

Christopher Condron
1989: Head of the Private Client Group of The Boston
Company, now Mellon Private Asset Management
1993: Executive Vice-President of Mellon
1994: Vice-Chairman of Mellon
1995: Assumed responsibility for The Dreyfus Corporation
as Chairman and Chief Executive Officer
1998: President and Chief Operating Officer of Mellon
Bank N.A.
1999 – 2001: President and Chief Operating Officer of
Mellon Financial Corporation
Since May 2001: President and Chief Executive Officer of
AXA Financial, Inc.
Chairman of the Board, President (since May 2002) and Chief
Executive Officer of AXA Equitable Life Insurance Company
Since July 2001: Member of the AXA Management Board

Denis Duverne
1979 – 1984: The French Ministry of Finance, IT service of
the General Taxes Department (“Direction Générale des
Impôts”)
1984 – 1986: Commercial counselor for the French
Embassy in New-York
1986 – 1988: Director fo the Corporate Taxes Department
for the French Ministry of Finance
1988 – 1991: Deputy Assistant Secretary for Tax Policy for
the French Ministry of Finance
1991  – 1992: General Secretary of Compagnie Financière IBI
1992  – 1995: Member of the Executive Committee of
Banque Colbert, in charge of operations
1995: Joined the AXA Group. Took part in the supervision
of AXA’s companies in the US and the UK. Has been closely
involved in the reorganization process of AXA Companies
in Belgium and the United Kingdom
Since February 2003: Member of the AXA Management
Board, Chief Financial Officer

François Pierson
1974: Joined AGP and became Sales Manager
1990: General Manager of the South-East Region of AXA
Assurances and Director of Distribution in that company
1995: Deputy Chief Executive of AXA Assurances
1997: Chief Executive Officer of UAP Vie and of Alpha
Assurances
1998: Chief Executive Officer of AXA Conseil
1999: Chief Executive Officer of AXA Assurances
Since November 2001: Member of the AXA Management
Board, Chairman and Chief Executive Officer of AXA France,
responsible for Large Risks, Assistance and AXA Canada

Service contracts between the
AXA Group and members of the
Management Board
The French members of the Management Board
(Messrs Henri de Castries, Claude Brunet,
Denis Duverne, François Pierson) are employed
by AXA under contract.

Messrs Christopher Condron and
Alfred Bouckaert, members of the Management
Board, as well also have a contract which
respectively binds them to the company AXA
Equitable in the United States and AXA Belgium.

Absence of any conflicts
of interests
AXA’s Management organs are the Supervisory
and Management Boards. The members of the
Management Board do not currently hold any
mandates outside the AXA Group. Certain
members of the Supervisory Board, however, are
executive officers and/or directors of companies
that may have dealings from time to time with the
AXA Group which dealings may include
extensions of credit, purchases of securities (for
their own account or for third parties),
underwriting of securities and/or furnishing of
other types of services or goods. These dealings
are generally fully negotiated and effected on arm-
length terms and conditions, and consequently
AXA does not believe they give rise to any
potential conflicts of interests between the duties
to AXA of the Supervisory and Management
Boards’ members and their private interests
and/or other duties.

On December 31, 2006, to the best of the
Company’s knowledge, no arrangement or
understanding have been entered into with major
shareholders, customers, suppliers or others
pursuant to which a member of the Management
Board or Supervisory Board was selected.
However, in March 2007, pursuant to the
agreement that has been reached between AXA
and the Italian bank Banca Monte dei Paschi di
Siena (BMPS) for the establishment of a long term
strategic partnership in life and non-life
bancassurance as well as pensions business,
Mr. Giuseppe Mussari was recommended for
appointment by the shareholders at their May 14,
2007 meeting to serve a four-year term.

Absence of any conviction in
relation to fraudulent offences,
any official public incrimination
and/or sanctions, or any
responsibility in a bankruptcy
for the last 5 years
To the best of the Company’s knowledge, none
of the members of its Management Board or
Supervisory Board has been during the last
5 years (i) subject to any conviction in relation to
fraudulent offences or to any official public
incrimination and/or sanction by statutory or
regulatory authorities, (ii) disqualified by a court
from acting as a member of the administrative,
management or supervisory bodies of an issuer
or from acting in the management or conduct of
the affairs of any issuer, or (iii) associated as a
member of the administrative, management or
supervisory bodies with any company that has
declared bankruptcy or been put into
receivership or liquidation, provided, however,
that AXA has from time to time sold,
discontinued and/or restructured certain
business operations and voluntarily liquidated
affiliated companies in connection with these or
similar transactions and certain members of
AXA’s Management Board and/or Supervisory
Board may have been associated with other
companies that have undertaken similar solvent
liquidations.

Executive Committee

The Executive Committee’s principal mission is to
review and execute AXA Group’s strategy.

The Committee’s composition reflects the
structure of the AXA Group. It includes, mainly,
members of the Management Board and the
CEOs of the Group’s principal business units.

The 14 members of the Executive Committee,
including 8 non French, conduct quarterly
business reviews (QBR), during which
performance is reviewed. These reviews were
introduced in 2000 to provide a clear and
consistent framework for:
– reviewing operational performance and
    monitoring the progress of key projects using
    quantifiable standards of measurement defined
    in collaboration with the Management Board;

– assessing the status of Group transversal projects;	– exchanging ideas and information on key’s Group strategic orientations.

Executive Committee

Jean-Raymond Abat	Chief Executive Officer of the Mediterranean region
Alfred Bouckaert	Member of the Management Board, Chief Executive Officer for the Northern, Central and Eastern Europe
Claude Brunet	Member of the Management Board, in charge of Transversal Operations, Human Resources, Brand and Communications
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial, Inc. (United States)
John R. Dacey (a)	Chief Executive Officer for the Japan Asia-Pacific
Denis Duverne	Member of the Management Board, Chief Financial Officer
Philippe Egger (b)	Chief Executive of Insurance activities in Switzerland
Frank Keuper (c)	Chief Executive Officer of AXA Konzern AG
Gerald Lieberman	President and Chief Operating Officer of AllianceBernstein (United States)
Nicolas Moreau (d)	Chief Executive Officer of AXA UK-Ireland and Chairman of Board of Directors of AXA Investment Managers
Andrew Penn (e)	Chief Executive Officer of AXA Asia Pacific Holdings
François Pierson	Member of the Management Board, Chairman and Chief Executive Officer of AXA France, responsible of Large Risks, Assistance and AXA Canada
Eugène Teysen (f)	Chief Executive of Insurance and Bank activities in Belgium
(a) John R. Dacey has been appointed Chief Executive Officer for the Japan Asia-Pacific since April 11, 2007. He has replaced Philippe Donnet, Chairman of the AXA Japan Holding’s Board since March 2006.
(b) Philippe Egger has been appointed Chief Executive of Insurance activities in Switzerland since January 1st, 2007.
(c) Frank Keuper has been appointed Chief Executive Officer of AXA Konzern AG since January 1st, 2007.
(d) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He has replaced Dennis Holt. Nicolas Moreau has become Non-Executive Chairman of the Board of AXA Investment Managers since June 30, 2006.
(e) Andrew Penn has been appointed Chief Executive Officer of AXA Asia-Pacific Holdings since October 1st, 2006. He has replaced Les Owen.
(f) Eugène Teysen has been appointed Chief Executive of Insurance and Bank activities in Belgium since January 1st, 2007.

Business Units and Subsidiaries

Subsidiaries

AXA’s main subsidiaries, whether publicly traded
or not, are governed:
– by a board whose membership includes
   independent or non-executive directors;
– by an audit committee, whose membership
   also includes independent or non-executive
   directors.

Implementing the principles of corporate
governance is a priority at AXA. In that respect,
AXA has come up in 2005 with a Corporate
Governance standards in its subsidiairies
designed to achieve a very substantial degree of
harmonization, especially in terms of board
composition and size, directors’ independence
criteria, Board Committees’ role, directors’ fees.

The Group Governance Standards require the
Boards of AXA Group companies to establish an
Audit Committee and a Compensation
Committee in addition to any other Board
committees that they consider necessary or
appropriate for their specific businesses. The

Business units AXA has 7 business units, whose CEOs report directly to the Management Board and its Chairman. They are listed below:
Name	Business unit
Jean-Raymond Abat Alfred Bouckaert	Mediterranean region Northern, Central and Eastern Europe region
Christopher Condron	United States
John R. Dacey (a)	Asia-Pacific region and Japan
Nicolas Moreau (b)	United Kingdom and Ireland
Dominique Carrel-Billiard	AXA Investment Managers
François Pierson	France / Canada / AXA Corporate Solutions / AXA Assistance

(a) John R. Dacey has been appointed Chief Executive Officer for the Japan Asia- Pacific since April 11, 2007. He has replaced Philippe Donnet.
(b) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He has replaced Dennis Holt. Nicolas Moreau has become Non-Executive Chairman of the Board of AXA Investment Managers since June 30, 2006. Dominique Carrel- Billiard, formerly Senior Vice-President in charge of Business Support & Development for the asset management, the U.S. insurance activities and the reinsurance activities of the AXA Group will has become Chief Executive of AXA Investment Managers since June 30, 2006.

role, duties, and composition of these
Committees (including the requirements for
participation of independent directors) are
specified in a detailed Audit Committee
Standard and Compensation Committee
Standard. The Audit Committee Standard
requires the Audit Committee to have a
significant component of independent directors
in order to ensure that this Committee is
strongly independent of management given its
critical role in reviewing financial results and
other financial information prepared by
management, financial reporting and control

processes, critical accounting policies,
particular accounting issues, fraud and similar
issues. In addition, the Group’s Compensation
Committee Standard requires that the
Compensation Committee have a minimum of
one independent director to ensure a level of
independent review and judgment on all senior
executive compensation matters.

This standard took effect January 1st, 2006, with
a 1 year transition period to provide Group
companies with sufficient time to implement any
necessary changes.

INTERNAL CONTROL

PROCEDURES SET BY THE COMPANY

Control Environment

AXA’s core Financial Protection business is
about helping people manage financial risk and
wealth. Making effective risk management
solutions available to clients presupposes AXA’s
ability to effectively control its own risks.
Implementing and monitoring stringent internal
control policies and procedures throughout the
Group is critical to AXA’s daily operations and
long-term survival.

AXA has a dual corporate governance structure
that establishes and maintains a clear
separation of power between management
(Management Board - MB) and supervision
(Supervisory Board). AXA’s operations are
organized into seven business units (BUs)
whose chief executive officers report directly to
the Management Board and its Chairman. The
major executives of the business unit, as well as
members of the Management Board, serve on
the Executive Committee. This Committee
meets four times a year to review Company
performance during its Quarterly Business
Review (QBR).

AXA promotes the establishment of a disciplined
internal control environment throughout the
Group, ensuring in particular that:

– Group strategy, operational objectives, reporting
    lines with subsidiaries and accountability for
    executing objectives are clear,

– AXA’s principal subsidiaries, whether traded
    on a public stock market or not, have
    appointed independent (non-executive)
    directors to their boards of directors and audit
    committees,

– Formal guidelines are in place for its
    businesses and operations (the Compliance

   Guide, in particular, written codes of ethics,
   anti-fraud and anti-money laundering
   policies),
– Operating processes are subject to controls
   and ongoing improvement, notably via the
   Group-wide continuous process improvement
   program called AXA Way and through the
   Sarbanes-Oxley 404 compliance project to
   assess internal controls over financial
   reporting,
– AXA employees have the resources they need
   to operate. The corporate Human Resources
   Department has implemented processes for
   assessing and monitoring AXA employees, as
   well as providing training and development
   opportunities.

Setting and Reviewing
Business Objectives

Setting business objectives and
strategic planning process
The aim of AXA’s strategic planning process
is to exert upstream control over entity strategy
and action plan, and the three-year forecasts
developed by the Group’s main subsidiaries.
Subject to various analyses and adjustments
between group management [MB, Group
Strategic Plan Steering Committee, Group
Management Services (GMS) teams, such as
Group Strategic Planning (GSP) and Business
Support and Development (BSD)] and the
entities, this procedure results in a consolidated
forecast that is used as the Group’s budget
and forms the basis of the objectives
contained in each operating unit’s annual target
letter.

Each year, the Group’s principal operating
business units present the following information
for each of their business segments
(property/casualty insurance, life insurance,
asset management, banking), with a rolling
three-year outlook:
– analysis of business strategies and entity
   positioning,
– quantitative targets (revenues, expenses,
   profitability, productivity and quality
   indicators) based on a central set of economic
   forecasts,
– description of corresponding action plans,
   including HR and IT systems aspects,
– specific information depending on the Group’s
   priorities – Ambition 2012.

This procedure enables Group Management to
exercise upstream control over the strategies,
action plans and resources of its main
subsidiaries, and to set targets that are
consistent with its ambitions.

Role of Business Support
Development (BSD)
As indicated above, the Group has a
decentralized organization structured around
seven business units.

AXA’s Management Board maintains
ongoing relationships with all of these BUs
through its BSD (Business Support
Development) organization, which reports
back to Group management on key projects
being considered or under way at business
unit level.

Thus, operating units draw up their strategic
plans in accordance with preset targets
by the Management Board. The BSD
team prepares these preset targets, sends
them to the business units and monitors
compliance.

In addition, the BSD team collects and reviews
all the relevant information concerning the
business model, the market position or any
other issue that may be of interest to the
Management Board. The BSD team passes on

specific information to facilitate and monitor the
execution of the strategic plan.

BSD officers also sit on local boards of
directors and are involved in major BU projects,
such as acquisitions, partnerships and
restructuring.

Risk Assessment and
Management

A sophisticated risk management control has
been put in place to ensure that the
aforementioned objectives are met.

Through corporate governance bodies
Management Board and
Supervisory Board
AXA has a dual governance structure. The work
done by the Supervisory Board is described in
the first part of this report (see section on
Corporate Governance). The Management
Board is the Group’s collegial management and
decision-making body. To ensure that Group
business is monitored between Quarterly
Business Reviews, the Management Board’s
six members meet weekly to discuss strategy
and operations. Its members devote their time
exclusively to managing the Group, and none are
directors of companies outside the Group.

Each Management Board member is assigned
responsibility for some specific aspects of the
Company’s management.

Executive Committee
In carrying out its duties, the
Management Board is assisted by
an Executive Committee, whose
composition reflects the Group’s structure.
It consists of:
– the members of the Management Board,
– the major executives of the Group’s business
unit.

The Executive Committee meets quarterly as
part of the QBR process set in 2000.

QBRs (Quarterly Business Reviews)
Quarterly Business Reviews are divided into two parts:
– meetings between the Management Board
   and each business unit,
– a meeting attended by all Executive
   Committee members.

In preparation for individual meetings with the
Management Board, each business unit
provides the Board with formal quarterly
information updates on its performance,
operational questions that are specific to it, and
transversal issues.

In 2006, the following transversal issues were examined in detail:
– the status of Ambition 2012 initiative,
– the new businesses and their contributions
   to the profitability of life activities,
– the “accumulator” type business’ development,
– the follow-up of Winterthur entities’
   integration, in particular the synergies and
   measures related to growth accelerator,
– the AXA Hearts in Actions’ plans.

During the actual review meeting, the
Management Board compares the actual
business and performance of each business
unit with the targets set out in the budget
and in the annual target letter. The business
unit’s performance is also assessed based
on the market trends, the competitive
environment and regulatory issues. In this way,
quarterly business reviews enable the
Management Board to monitor operations on a
regular basis.

QBRs also provide members of the
Executive Committee with regular and formal
opportunities to meet and discuss the Group’s
strategic priorities for the years to come, to
develop action plans and monitor their
execution.

In addition, members of the Executive
Committee share their local achievements

during these meetings, and efforts are made to
encourage the reuse of winning practices and
success stories in areas touching on the
business as well as on its people.

Finally, the Executive Committee meeting
is the venue for discussion on actions
that need to be taken to optimize Group
operations.

By internal departments
Risk Management Department
The role of Risk Management is to identify,
quantify and manage the main risks to
which AXA is exposed. To this end, the
Risk Management Department develops and
deploys a number of risk measurement,
monitoring instruments and methods,
including a set of standardized stochastic
modeling tools.

When appropriate, this work leads to the
implementation of decisions that affect the
Group’s risk profile, helping to reduce the
volatility of AXA’s earnings through improved
understanding of the risks taken and to optimize
capital allocation.

A central team, Group Risk Management (GRM),
supported by local risk management teams
within each operating unit, coordinates
Risk Management for the Group. The
types of risk covered include operating
risks, asset and liability risks, and asset/
liability mismatch risks. The principal control
processes that fall under the responsibility
of the Risk Management unit are described
below:
– the local Risk Management Department
   carries out regular reviews of the technical
   reserves established by property-casualty and
   reinsurance operating units. The GRM
   performs regular reviews of models followed
   throughout the Group in order to ensure the
   consistency between actuarial and financial
   standards,
– the central Risk Management Department
   conducts a decentralized review of risk-
   adjusted pricing and profitability for new
   products prior to launch,

– the asset/liability management policy in
   place at operating unit level is monitored
   and controlled through an annual detailed
   analysis of asset/liability matching. This
   work is undertaken to validate the strategic
   allocations of invested assets. In addition,
   a quarterly reporting process is used to
   monitor portfolio developments and
   detect deviations from strategic asset
   allocations as well as with respect to
   benchmarks determined with asset
   managers,
– economic capital is estimated annually for
   each product line and operating unit and then
   aggregated at the Group level. This is one of
   the main uses of the stochastic modeling tools
   developed and implemented by the Group
   Risk Management Department. This work
   enables asset, liability and operational risks to
   be modeled together,
– credit and concentration risks in the Group’s
   asset portfolios (equities and bonds) are
   managed by the Risk Management
   department and aggregated at the Group
   level. The central Risk Management
   Department also monitors the corresponding
   exposures on a monthly basis, and
   ensures that local operating units comply
   with the concentration limits established by
   the Group.

Summary findings are then presented to the
Management Board, for decision-making
purposes when appropriate. The Supervisory
Board and the Audit Committee are also
informed.

Reinsurance – AXA Cessions
Property-casualty reinsurance policy is
implemented by operating units with the help of
AXA Cessions, a centralized unit. Operating
units define their needs on the basis of cost
constraints and risk exposure reduction targets.
With the exception of optional reinsurance
operations that are still carried out directly, risks
are ceded through AXA Cessions, which
operates directly in the reinsurance market.
AXA Cessions has substantial expertise,
particularly in carrying out actuarial analyses of
the Group’s exposure to catastrophic risks.
AXA Cessions manages reinsurer counterparty
risk through a Security Committee.

The involvement of AXA Cessions in the Life
reinsurance of AXA operating units is growing.
As of today a minority part of the Group’s Life
reinsurance cessions are handled through
AXA Cessions as per the Property & Casualty
process described above.

Internal Audit
Several years ago, the Group Internal Audit
Department set up a risk-based planning
system for local internal audit teams based on
the RAM (Risk Assessment Model) system.
The aim of the RAM system is to identify
each company’s risk exposure and evaluate
the internal audit systems that have been
adopted in order to prevent and/or limit the
risks impact.

Determining the main risks faced by a business
is a crucial part of the internal audit planning
process. It ensures that internal audit
assignments focus on those most at-risk
areas.

Internal and external auditors hold meetings to
exchange views on the risks that the Group
faces and on the conclusions made in drawing
up action plans.

Group IT Department
A dedicated organization, Group IT
Department, has been set up to handle IT
risks:
– Group IT defines Group IT strategy and policy,
   in particular in relation to information security
   and IT governance,
– AXA Technology Services (AXA Tech) is
   responsible for supplying IT infrastructure
   service delivery (servers, storage, desktops
   and telecoms) for 80% of the Group,
– AXA Group Solutions offers AXA subsidiaries
   shared IT support application solutions that
   are consistent with the Group’s general
   strategy,
– the IT departments of local operating
   companies develop and maintain the software
   used in the business. 20% of them also
   manage their own IT infrastructures.

Group IT sets Information Security standards
and monitors their application.

The Management Board mandates the
development and publication of Information
Security policy, and is kept informed of the
implementation status.

Group IT works through the Transversal Officers
(TOs) to ensure adequate reporting at Group
Management level on strategic or large-scale
projects. The TOs report on implementation
status of Group IT strategy as well as the status
of large projects to the Group COO and CFO
and maintain ongoing relationships with all key
operating units.

AXA Tech is responsible for ensuring that IT
security policy is consistently and transparently
implemented at the infrastructure level, in
cooperation with their clients, the operating
companies.

Group Program Department
The Group Program Department is responsible
for monitoring and reducing business continuity
risks. It defines continuity standards for both
operations and IT systems, and monitors their
implementation at operating unit level. It has
put in place a crisis management structure
designed to cope with major discontinuity
threats and incidents. The Management Board
approves the Business Continuity Management
policy, and is kept informed of the
implementation status.

Group Customer Care and
Distribution Department
The Customer Care and Distribution Department works closely with subsidiaries of the Group in three areas: marketing, quality of service and distribution. Its three priority missions are described below:
– support Group strategy and develop a set of
   shared methods, such as the program
   conducted with AXA subsidiaries on service
   quality, the deployment of a methodology
   known as Customer Value Management, and
   the identification of significant sources of
   growth,
– develop a set of key performance indicators
   for use at the group level and define local
   benchmarks, with the aim of measuring Group
   performance in terms of customer and

   distributor satisfaction, as well as customer
   retention and distribution network
   performance,
– capitalize on local best practices,
   knowledge and expertise in marketing,
   service and distribution quality to step up the
   pace of their broader adoption within the
   Group.

Group Procurement Department
In order to reduce procurement costs and
achieve better control over its major suppliers
and vendors, AXA has set up a Group
Procurement Department. Its primary missions
are to (i) build procurement expertise based on
the Group Procurement Standard within the
principal operating units so that procurements
are made almost exclusively by professional
buyers, (ii) negotiate global agreements with
suppliers and vendors in compliance with the
Standard, and (iii) reduce the overall costs and
risks by establishing contractual and ethical
standards.

The Management Board approves Group
procurement strategy and is kept informed on
its implementation status.

Group Legal Department (DJC - Direction
Juridique Centrale)
The Group Legal Department is responsible for
identifying and managing the legal risks to
which the Group is exposed. It provides
expertise on all significant corporate legal issues
at the Group level and ensures the legal security
of operations undertaken by the Group or its
executives. The DJC monitors significant
litigation and regulatory procedures, and directly
manages some of them involving AXA or its
executives. The DJC also helps draft business
critical standards and procedures, some of
which being described below (anti-money
laundering, Compliance Guide, off-balance
sheet commitments monitoring, Group
corporate governance standards, Group
beneficial ownership policy).

The Group’s main operating units have their
own legal departments. Their role is to
ensure the security of operations at the
local level as well as its compliance with local
law. The DJC coordinates local legal

departments and does preliminary work on
decisions that impact or concern the Group.

Finance and Control Department
(DCFG)
The role of the DCFG is described in detail in
paragraphs “Monitoring of financial
commitments” and “Management of the Group
financial structure”.

Planning, Budgets, Results and Central
Department (PBRC)
The role of the Group’s PBRC Department is
described in detail in paragraph “Consolidation
Management, Reporting, and Control over
Financial and Accounting Information” of this
document.

Control Procedures
Compliance Guide
The Group Compliance and Ethics Guide was
adopted by the Management Board in 2004. It
was distributed by the Group HR Leader to all
HR Leaders throughout the Group in May 2004
with a specific request to communicate this
Guide to all employees. The Guide applies to all
Group companies and employees, subject to
compliance with local legislation.

The Guide was updated in 2005 and a new
release was communicated in February 2006
by the Group Chief Financial Officer (CFO)
to CEOs and Chief Financial officers (CFOs),
heads of legal departments, of HR and of
internal communications throughout the Group
together with local implementation guidelines.
Any problems encountered with, local
adaptation of the Guide due to legal
requirements, distribution, understanding or
certification must be reported to Group relevant
departments.

Anti-money laundering and Anti-fraud
procedures
AXA is strongly committed to the fight against
money laundering in all of its business locations.
The Group’s anti-money laundering strategy is
set out in a set of guidelines that has been
approved by the Management Board and
Supervisory Board and distributed widely within
the Group.

In accordance with these guidelines, each
operating unit has developed procedures based
on certain general principles in addition to the
applicable local regulations. The “know your
customer” principle is crucial, and underlies all
transactions. Particular attention is paid to
transactions made in cash or any equivalent
monetary instrument. Procedures are regularly
reviewed and adjusted on the basis of acquired
experience.

A network of correspondents involved in
the fight against money laundering has been set
up to co-ordinate actions and distribute
important information. In France, an
organization has been set up to ensure efficient
collaboration with TRACFIN (Traitement du
renseignement et action contre les circuits
financiers clandestins).

As far as the fight against internal fraud is
concerned, a formal policy has been put into
place and a network of correspondents
dedicated to this task was set up in 2005.
Internal fraud has been divided up into four
specific categories: Fraudulent Financial
Reporting; Misappropriation of Assets; Improper
or Fraudulent Financial Activity; Senior
Management Frauds.

The Group monitors internal frauds reported by
entities on a semi-annual basis. The Group
Internal Fraud Officer organizes annual training
days for local Fraud Officers. In 2006, a group
led fraud review was conducted in the group’s
major entities.

Monitoring of financial commitments
Financial commitments are monitored as part of
the consolidation process, under which each
subsidiary transmits information to the PBRC
(Plan Budgets Résultats Centrale).

AXA’s financial commitments fall into three main
categories.

COLLATERAL, SECURITIES, PLEDGES AND
GUARANTEES
These commitments are governed by the Supervisory Board’s internal regulations, which set an authorized annual limit, along with limits for each type of commitment.

They are also subject to a specific procedure.
The DJC and the DCFG are responsible for
supervising these commitments and in particular
for analyzing their legal nature, arranging their
prior validation by management, and monitoring
their execution. Most of these commitments are
granted to subsidiaries and relate to loan
guarantees on behalf of other Group entities or
third parties.

DERIVATIVE INSTRUMENTS
For managing and optimizing interest rate and
exchange rate risk, the DCFG is authorized to
use derivative instruments, mainly interest rate
and currency swaps, options, caps and floors.
These instruments, which may be either
standard or structured, are used as part of
strategies described and authorized by the
Supervisory Board’s Finance Committee.
Persons authorized to commit the company and
trade such transactions are listed in a book of
signatures, available for distribution to bank
counterparts.

The DCFG is organized in such a way as to
separate the responsibilities of the team in
charge of initiating derivatives transactions from
those of the team in charge of controlling related
risks. This team is in charge of publishing
detailed set of reports, allowing consolidating
and controlling interest rate and foreign
exchange exposures. Furthermore, derivative
transactions are valued on a daily basis by
the Group, through an integrated trading, risk
and operations management software.
Valuations are checked with an external banking
source for each transaction on a semi-annual
basis.

Whenever a hedging strategy is implemented,
the DCFG is in charge, if needed, of establishing
the necessary documentation and efficiency
testing for the hedging instruments’
classification.

OTHER COMMITMENTS The DCFG is responsible for managing liquidity risk. Therefore, the DCFG determines the required amount of committed credit facilities required by the Group to manage a liquidity crisis and sets constraints on the debt maturity profile.

AXA remains constantly vigilant regarding
contractual documentation clauses that may be
binding on the Group. This helps monitor that
the Group is not exposed to default or early
repayment clauses that may have a material
adverse effect on its consolidated financial
position.

Information about off-balance sheet
commitments can be found in the appendix to
the Company’s annual financial statements.

Management of the Group financial
structure
The Supervisory Board’s Finance Committee
and the Management Board are regularly
informed by the CFO of all major projects
and changes relating to the management
of the Group’s consolidated financial position,
and examine reports and three-year forecasts
periodically. These forecasts, which factor
in extreme financial market swing scenarios,
are also updated monthly and presented as part
of the Group Management performance
indicators.

In addition, the Finance Committee validates the
risk analysis methods, measurement standards
and action plans that allow the Group to
maintain a solid financial position. It also
determines the scope of action of the
Management.

Working in close collaboration with local
finance teams, the DCFG (i) defines and
manages subsidiaries’ capital adequacy;
(ii) defines and manages the Group’s liquidity
policy; and (iii) coordinates and centralizes the
Group’s financing policy.

MONITORING GROUP AND SUBSIDIARY
CAPITAL ADEQUACY
Local solvency regulations
Each subsidiary’s Finance Department
is responsible for producing regulatory
information and for liaising with local
regulators.

As part of the recurrent capital allocation
process, each subsidiary sends a report to the
DCFG on every interim reporting period,
enabling the latter to verify the subsidiaries’

capital adequacy with respect to local regulatory
constraints.

In addition, subsidiaries carry out simulations
that take into account their regulatory
requirements using extreme scenarios
concerning assets (market value of equities and
interest rate movements). For every interim
reporting period, these simulations are
consolidated by the DCFG, enabling the
latter to measure each subsidiary’s financial
flexibility.

Consolidated solvency
The Group is subject to regulations
that require additional monitoring for
insurance companies. Consequently,
the PBRC Department calculates an adjusted
solvency margin on the basis of the Group’s
consolidated financial statements. This
information is transmitted to the ACAM (the
French insurance industry supervisory
Commission).

The DCFG also maintains a three-year forecast
of the Group’s consolidated solvency margin at
all times, using extreme equity market and
interest rate scenarios.

LIQUIDITY RISK MONITORING AND
MANAGEMENT
The liquidity risk is managed by AXA’s
various operating units. The DCFG monitors
this risk at the consolidated level, carrying
out standardized measurements of the
maturity of resources available to each local
operating unit that may carry a significant risk.
To this end, the DCFG has devised formal
principles for monitoring and measuring
resources, along with liquidity risk management
standards.
– Liquidity is managed centrally and
   conservatively by the DCFG, using
   long-term and mainly subordinated debt
   facilities. In addition, a significant amount of
   unused confirmed medium-term credit
   facilities is maintained as a back-up at
   all times,
– “GIE AXA Trésorerie Europe”, an inter-
   company partnership (GIE), carries out

   centralized cash management for AXA
   operating units in the euro zone, using Group
   standards designed to ensure liquidity due to
   the profile of invested assets, particularly
   through the ownership of a significant portfolio
   of assets defined as eligible by the European
   Central Bank (ECB),
– A liquidity back-up plan at the Group level
   also provides AXA with the ability to withstand
   a liquidity crisis.

GROUP FINANCING POLICY AND
MANAGEMENT OF CONSOLIDATED DEBT
To ensure that the Group has ample financial
flexibility, the DCFG liaises with AXA
subsidiaries to coordinate consolidated debt,
and also manages this debt in terms of interest
rate and exchange rate risk. The DCFG has
devised formal principles for managing and
measuring resources in terms of interest rate
and exchange rate risk, with the aim of
maintaining a standardized consolidated
position. To this end, it relies on information
transmitted by subsidiaries. An accounting
reconciliation is carried out at six-month
intervals.

The structure of financial resources and debt
ratios are managed to ensure that they remain
compatible with the Group’s financial strength
rating targets, even in adverse circumstances of
rising interest rates and falling profits. The
structure of financial resources, as well as the
repayment schedule and debt service costs, is
managed on the basis of a three-year plan.

Evaluation and Testing
of Internal Controls
Each year the Group conducts a review of its
internal controls over financial reporting and its
disclosure controls and procedures as part of an
internal due diligence process. It has been
designed to support annual certifications
required to be filed with the United States
Securities and Exchange Commission (SEC) by
AXA’s Chief Executive Officer and Chief
Financial Officer under Section 302 of the US
Sarbanes Oxley Act (SOX). AXA is subject to
Sarbanes-Oxley as a result of its listing on the
New York Stock Exchange. The Group has been

engaged over the last 2 years in a comprehensive
exercise of evaluating, documenting and testing
its internal controls over financial reporting in
preparation for a formal audit of its internal
controls that will be required for its SEC 20F filing
relating to year-end 2006 under Section 404 of
Sarbanes-Oxley Act.

Information and
Communication

Investor Relations
The quality of financial and accounting
information depends upon the production,
review and validation of financial information
between the different services of the Group
Finance Department, and on the principle of
having a single source of information. With very
few exceptions, all financial information reported
by the Group comes from the PBRC
Department. Exceptions arise periodically when
the financial markets request management
information that does not originate from the
Group’s accounting and financial consolidation
systems.

Financial and accounting information is
monitored in different ways depending on the
medium used, with the aim of enhancing
disclosures in both qualitative and quantitative
terms:

Financial communication media (press
releases, press and financial market
presentations, etc.) Information issued via these media is produced by the Investor Relations, and is intended to
give a clear and intelligible overview of the
Group’s business and operations (e.g., merger
and acquisition, financing). Key announcements
are reviewed and validated by the Finance
Department and the Legal Department prior to
submission for approval to the Management
Board. Press releases concerning financial
statements are reviewed by the Supervisory
Board. The External Auditors also review press
releases concerning annual and half-year
accounts closings.

The Group Financial Communications
Department coordinates relations with analysts
and with AXA Group investors.

Legal documents (Document de Référence)
Several departments within AXA (Investor
Relations, Internal Communication and Legal
Departments) are involved in preparing these
documents. PBRC Department coordinates their
preparation and ensures the overall consistency
of the information contained in them. Each
contributor works to ensure that documents
comply with standards and are clear. They are
submitted for approval to the Management
Board.

All information contained in these legal
documents is also audited by the External
Auditors in accordance with professional
standards applicable in France.

Communications and
Sustainable Development
The Communications and Sustainable
Development Department defines the Group
policy and monitors its roll out worldwide in
terms of internal communications, press
relations (policy, tools and support), sustainable
development, communications to individual
shareholders and corporate philanthropy. It has
the needed resources to release accurate, time
sensitive and reliable information and to manage
the image impairment risk. In addition, it
ensures that information flows smoothly and is
shared throughout the Group. To achieve this
aim, it uses a variety of media, including but not
limited to, a global electronic messaging
system, internet and intranet, document
databases, periodic in-house publications, and
relies on its internal correspondent network and
information processes.

The Group’s scale, along with its focus on
sustainable development, the increasing interest
shown by governments in selling practices, and
the fact that inadequacies have been revealed on
several occasions, has prompted the Group to
increase the resources it allocates to controlling
the quality of its marketing methods and selling
practices.

Ongoing Assessment of
and Improvement in
Internal Control
Procedures

Evaluating corporate governance
structures
The Supervisory Board and some of
its specialized Sub-Committees use
regular self-assessment as a means to
improve performance. The procedures used
to evaluate the Supervisory Board and its
Committees are described in the first section
of this report. The Supervisory Board evaluates
the Management Board through its ongoing
supervision of the latter’s management of
the Group.

Group Audit
Role
The Group’s Internal Audit Department
works on behalf of the Management Board
and the Audit Committee to verify that the
Group’s internal audit systems are efficient and
effective. All Group subsidiaries, companies,
activities and projects fall within
its scope.

Organization and resources
AXA’s internal audit organization is structured
around a central Internal Audit Department
that coordinates and supervises the Group’s
overall internal audit system, and internal
audit teams set up within Group subsidiaries.
The central department operates mainly
through:

– functional management of internal audit teams
    within operating units,
– strategic internal audit assignments.

The Head of the Group’s internal audit
team reports to the Management Board and,
more specifically, to the Management Board
member in charge of the current operations
of AXA’s Finance Department. In addition,
strategic internal audit assignments are
carried out exclusively in accordance with
the written instructions of the Management
Board Chairman. The Head of the Group Internal

Audit Department also has a direct
link with AXA’s Audit Committee, serving
as its Secretary, and has a direct and
regular contact with the Chairman of the
Committee.

Local internal audit teams are placed under the
responsibility of a Director, who reports directly
to the local Chief Executive Officer or CFO, and
also to the local internal audit committee. These
local teams have functional reporting ties to the
Group’s Internal Audit Department.

Scope of operations
The Group Internal Audit team fulfills its responsibilities in two ways:
– It coordinates internal audit teams, which
   entails establishing internal audit directives
   and standards, planning the work done by
   local teams, evaluating that the relevant risk-
   based approach is used, monitoring the
   quality of work and compliance with
   recommendations, ensuring that adequate
   resources are made available to internal audit
   teams. The Group Internal Audit Department
   monitors on an annual basis the internal audit
   teams’ performance indicators and also
   periodically reviews the quality of the work
   done,
– It carries out strategic internal audits, which
   are intended to determine whether the local
   unit management is effectively fulfilling their
   planning, organizational, governance and
   supervisory roles.

Local internal audit teams focus mainly
on identifying the risks facing their units,
and on evaluating monitoring systems that
may help to prevent them or limit their impact.
Their field experience makes their efforts more
effective.

Administration and management
The Group Internal Audit Department complies
with a set of guidelines approved by AXA’s
Management Board and Audit Committee.
Group Audit is working with certain teams to
establish a regional approach to audit coverage,
in line with business structures. In selected
regions Group Audit is sponsoring the
development of more centralized audit
management tools.

The internal audit profession has its own
international organization, the Institute of Internal
Auditors (IIA), which has drawn up a set of
international standards governing practice. These
standards have been recognized by regulators
and adopted by the Group Internal Audit
Department. They are now progressively adopted
by local internal audit teams.

AXA Way
In 2002, AXA launched AXA Way, its continuous
process improvement program designed to
optimize customer service quality, increase
market share and develop distribution. A central
unit, at Group level, is in charge of managing a
common methodology, defining standards,
setting up global targets, tracking and
monitoring the projects. This unit is also
responsible for training local AXA Way teams.

Local operating units develop AXA Way projects
with the support of an AXA Way Leader, and the
sponsoring of a local Chief AXA Way Officer
(who is also a member of the Executive
Committee). While these projects are carried out
on the basis of the aforementioned Group
method, it is sufficiently flexible and can be
adapted to take local issues into account.

Since the launch of AXA strategic initiative
Ambition 2012 in 2005, AXA Way has been
enabling the Differentiation Strategy, aiming
to make of AXA the preferred company.
Key strategic processes have been identified,
action plans have been set up and all AXA Way
teams are highly engaged to raise the service
quality level for exceeding our Customer
expectations.

Self-assessment (scorecards)
Self-assessments (scorecards) are carried
out regularly in areas that are keys to the
Group’s business (IT security, IT governance,
property-casualty insurance, distribution, etc.).

“Scope” survey to the Group’s
employees
Since 1993, AXA has conducted periodic
surveys that encourage employees to express

their views on what it is like to work for
AXA. Survey findings are communicated to all
AXA employees, and serve as the basis of a
formal dialogue with management that leads to
the development of targeted action plans. A
summary of the process and action plans are
reviewed by the Management Board. In 2002,
the Scope survey process became an annual
event.

Major incident reporting system
In accordance with the AXA Compliance
Guide, all AXA employees may anonymously
submit any concerns they may have regarding
issues related to accounting, internal control,
auditing or fraud. All AXA employees have the
option of speaking with their supervisor, or with
a representative of their HR, Legal or
Compliance Department or the Group Legal
Department. Alternatively, they may wish to
submit their complaint directly to the Chairman
of the Audit Committee via a dedicated fax
number.

In late 2005, the CNIL (Commission Nationale de
l’Informatique et des Libertés) adopted and
published guidelines on whistle-blowing hotlines
that set forth its position on the matter.
AXA conducted a review of its own major
incident reporting system to ensure compliance
with the CNIL guidelines.

Monitoring audit
recommendations
All audit assignments generally culminate
in a report with a set of recommendations
for the audited unit or business. All Internal
Audit teams in the Group report the major
findings and action plans to their local
executive management and their local Audit
Committee.

Group Audit recommendations and related
action plans are subject to regular monitoring,
the results of which are submitted to the
AXA Management Board and Audit Committee
for review.

The Audit Committees in the Group play a
strong role in monitoring the plans, staffing

and reporting from the local Internal Audit
teams.

Consolidation
Management,
Reporting, and Control
over Financial and
Accounting Information

Principles
The PBRC (Planning, Budgets, Resultats
Centrale) Department within the Group Finance
Department is responsible for consolidation,
management reporting and control over financial
and accounting information. It works with local
PBR units within the finance departments of
Group subsidiaries. PBRC Policies and
procedures exist to ensure that adequate
monitoring and supervision take place at the
decentralized locations.

The PBRC’s role encompasses:
– establishing and distributing consolidation
    standards and Group reporting standards, and
    managing the worldwide network of PBR teams,
– managing the Group’s economic and
    accounting reporting system,
– managing and coordinating the Group’s
    accounts’ into IFRS,
– coordinating the production of AXA’s
Document de Référence filed with the AMF,
– coordinating AXA’s 20F filed with the SEC,
– developing and using management control
    tools,
– analyzing quantitative data on Group business
and results, and key performance indicators,
– liaising with the External Auditors
   (independent accountants) and contributing to
   Audit Committee meetings as required.

Financial and accounting information is
consolidated within the Finance Department in
accordance with international accounting
standards (IFRS) as adopted by the European
Union. It is reviewed on the basis of a
complementary economic analysis.

Respective responsibilities of the
local and central PBR Departments
The subsidiaries are responsible for the
consolidation and the control of the financial
information produced in their consolidation
sub-group whereas PBRC reviews this
information and produces the Group’s
consolidated financial statements and related
summaries at the Group level.

The role of the PBRC in this process is as follows:
– Upstream of the consolidation and
   control process, it is responsible for
   the information transmission system
   – comprised of the consolidation system,
   consolidation guidelines, reporting
   guidelines and guidelines for measuring
   embedded value
– and for issuing instructions
   to subsidiaries,
– Downstream of the consolidation and audit
   process, it is responsible for reviewing
   financial and accounting information produced
   by subsidiaries, and for reviewing and
   checking the various outputs, including the
   Document de Référence,
– It is also responsible for monitoring and
   resolving technical issues specific to the
   holding company and the entities.

The consolidation system is managed
and updated by a dedicated team.
Financial accounting data that comply
with the Group’s accounting standards and
that reflect consolidation rules under IFRS
accounting standards are entered into the
system locally.

This system is also used to deliver the
management reporting information used to
produce an economic perspective on the
consolidated financial statements. The process
through which this management reporting
information is produced and validated is the
same as that used to prepare consolidated
financial information.

Group accounting standards, which are
consistent with accounting and regulatory
principles for consolidated financial statements,
are set forth in the Group Consolidation
Guidelines. Updated regularly by PBRC experts,

these guidelines are submitted to AXA’s
statutory auditors for review and validation
before being made available to AXA
subsidiaries.

Control mechanisms
As indicated in the previous paragraph, AXA
subsidiaries are responsible for controlling the
financial information produced locally for
consolidation purposes.
Moreover, the review and analysis of financial
and accounting information, which is
consolidated using the aforementioned
system and accompanied by detailed
comments from subsidiaries that make up
the various consolidation sub-groups, are
carried out by teams that liaise with subsidiaries
on a full-time basis. In particular, these teams
review:
– restatements of local GAAP to comply with
    Group standards and consolidation principles,
– all items in the financial statements, including:
    • information provided to the Investor
      Relations Department,
    • notes to the consolidated financial
      statements,
    •all additional information to the notes and
   published in the Group’s interim and annual
   report,
– the analysis of results, shareholders’ equity
    and the main balance sheet items,
– the activity and management reports.

This organization is used for all Group
publications, i.e. interim and annual
consolidated financial statements, quarterly
revenue releases, and an annual statement of
embedded value.

In all cases, the procedures are those described
above, along with close collaboration with the
External Auditors, which generally work as
follows:
– All changes in accounting standards are
   anticipated in collaboration with AXA’s
   accountants and its statutory auditors and
   implemented after approval adopted by the
   internal accountants as well as the statutory
   auditors,

– The main audit issues are addressed and
   resolved in the phase prior to accounts
   closing through closing meetings with local
   and central auditors and local and central
   finance teams,
– The principal options for closing
   the consolidated accounts are presented
   to the Management Board and then to the
   Audit Committee prior to their examination
   of the annual accounts, for validation
   purposes,
– The auditing of financial and accounting data
   is finalized at the accounts closing stage in
   meetings attended by local and central
   auditors and local and central finance teams.
   All of these meetings give rise to a detailed
   audit report.

Other information
Along with work relating to the preparation of
financial statements, the PBRC Department
produces monthly activity reports, quarterly
profitability reports and one half-year and
two full-year sets of forecasts for internal
use, and consolidates the financial data
contained in the budget and the strategic plan.
The PBRC team and the independant auditors
identify risks and validate the proposed
accounting principles and accounts closing
options, working on both annual and half-year
financial statements.

In addition, the production of Group financial
statements involves a process of transmitting
information to Group subsidiaries. This allows
for an assessment of the validity of financial
data, through the transmission of subsidiary-
related data that has been approved by the
subsidiary’s Chief Executive Officer and CFO.
Through this process, the Group CFO is
apprised of the specific conditions under which
the work has been carried out.

It should be noted that due to the high number
of mergers and acquisitions to which the Group
has undertaken in recent years, financial
information is produced by several different
information systems, which are gradually
becoming more integrated.

Conclusion

By implementing the aforementioned structures
of corporate governance and human resources,
as well as the internal departments, procedures
and standards described above, AXA has
acquired an internal control system that is
adapted to the risks of its business.

Naturally, this system is not foolproof. However,
it does constitute a robust control structure for a
global organization such as AXA.

Neither the control environment nor the control
system is static. Consequently, Group
Management remains attentive to changes in
this area, so that continuous improvements can
be made to its own internal control system.

PricewaterhouseCoopers Audit	Mazars & Guérard
63, rue de Villiers	Exaltis - 61, rue Henri Régnault
92208 Neuilly-sur-Seine Cedex	92075 Paris-La Défense Cedex

Report of the Statutory Auditors, prepared in compliance with the Article L.225-235 of the French Commercial Code, on the report prepared by the Chairman of the AXA Supervisory Board pertaining to the internal control procedures relating to the preparation and treatment of financial and accounting information
(For the year ended December 31, 2006)
This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.
To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 Paris

To the Shareholders,
In our capacity as Statutory Auditors of
AXA SA, and in compliance with the
requirements of the Article L.225-235 of the
French Commercial Code we hereby submit our
report on the report prepared by the Chairman
of the Supervisory Board of your Company in
conformity with the terms of Article L.225-68
of the aforementioned Code, for the year ended
December 31, 2006.

It is the role of the Chairman of the Supervisory
Board to give an account, in his report, notably
of the conditions in which the duties of the
Supervisory board are prepared and organized
and of the internal control procedures in place
within the company.

It is our responsibility to report to you our
observations on the information set out in the
Chairman’s report on the internal control
procedures relating to the preparation and
processing of financial and accounting

information to establish the consolidated
financial statements in accordance with IFRSs,
as adopted by the European Union.

We performed our procedures in accordance
with professional standards applicable in
France. These require us to perform procedures
to assess the fairness of the information set out
in the Chairman’s report on the internal control
procedures relating to the preparation and
processing of financial and accounting
information to prepare the consolidated financial
statements in accordance with IFRSs, as
adopted by the European Union. These
procedures notably consisted of:

– Review the aims and general organization of
internal control, as well as the internal control
procedures, as presented in the Chairman’s
report, pertaining to the preparation and
treatment of accounting and financial
information used to establish, the
consolidated financial statements in

accordance with IFRSs, as adopted by the
European Union;

– Review the work serving as the basis for the
information and data provided in this report.

On the basis of these procedures, we have no
matter to report in connection with the
information contained in the report of the
Chairman of the Supervisory Board, which was

prepared in accordance with the requirements of
the Article L.225-68 of the French Commercial
Code, relating to the internal control procedures
applied within the Company in connection with
the preparation and treatment of accounting and
financial information used to establish the
consolidated financial statements in
accordance,with IFRSs, as adopted by the
European Union.
Neuilly-sur-Seine and Courbevoie, April 10, 2007
The Statutory Auditors
PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

FULL DISCLOSURE

ON EXECUTIVE AND EMPLOYEES
COMPENSATION AND SHARE
IN CAPITAL

Management bodies
members and executive
compensation

Compensation of the Management
Board and the Executive
Committee members
The general principles of AXA’s executive
compensation policy have been regularly
reviewed and approved by the Compensation
Committee of the AXA Supervisory Board.
This policy applies to all executive officers of
the Company and is adapted to local regulations
and practices under the supervision of the
Boards of Directors and compensation
committees of the Company’s subsidiaries.
The effective application of these principles is
regularly reviewed by the compensation
Committee.

The executive compensation policy aims at:
– attracting, retaining and motivating the best
    talents,
– driving superior performance,

– aligning compensation levels with business
   performance.

It follows 3 guiding principles:
– compensation competitiveness on
    international markets,
– internal equity, based on individual and
    collective performance,
– financial ability to pay.

Executive compensation is therefore structured
as to foster and reward performance:
– both at individual level and collective level
(local business entity and AXA Group),
– both with a short-term, medium-term and long-term focus.

Executive compensation includes a fixed and a
variable component. The fixed component is
targeted to fall within the lower quartile of the
market. The variable component is tied to AXA’s
global performance, local performance, and
the attainment of the executive’s individual
objectives, weighted to reflect his or her level
of responsibility. The variable portion is

designed to represent the principal component
of the executive’s annual global compensation
such that, in the case of successful attainment
of the objectives, the compensation levels of
AXA executives will be in the top two quartiles
of the going market rate.

The compensation of Management Board members
is fixed by the Supervisory Board, based on the
Compensation Committee’s recommendation.
The fixed compensation of the Chairman of the
Management Board (€500,000) has not
changed since he was appointed in May 2000.
The variable component of his pay is calculated
on the basis of a predefined target amount

(€2,500,000 in 2006) and includes three components:
– Group performance, as measured by
underlying earnings, P&C revenue and new
business contribution in Life,
– AXA stock performance, measured in
comparison to that of its competitors,
– Individual performance, which is evaluated by the
Compensation Committee on the basis of the
specific objectives set at the beginning of the year.

The amounts awarded to the Chairman of the
Management Board as variable compensation
demonstrate the genuine variability of this pay
component:

	Real	Target
Variable compensation for the year 2000 paid in 2001	€1,381,373	€1,750,000
Variable compensation for the year 2001 paid in 2002	€719,967	€1,750,000
Variable compensation for the year 2002 paid in 2003	€1,419,277	€2,000,000
Variable compensation for the year 2003 paid in 2004	€1,824,728	€2,000,000
Variable compensation for the year 2004 paid in 2005	€2,304,277	€2,000,000
Variable compensation for the year 2005 paid in 2006	€2,671,626	€2,000,000
Variable compensation for the year 2006 paid in 2007	€3,064,149	€2,500,000

For other members of the Management Board,
four factors are taken into consideration:
– Group performance (underlying earnings,
   P&C revenue and new business contribution in
   Life),
– AXA stock price performance compared with its
    competitors,
– performance of the business unit or functional
   area of responsibility, measured against
   objectives set at the beginning of the year,
– individual performance, evaluated on the basis
of specific objectives.

For the other members of the Executive
Committee, the variable component of pay also
depends on Group performance, the
performance of their business unit, and their
individual performance.

When target variable compensation levels are
set (pay for actual performance), the portion tied
to Group performance is greater for members of
the Management Board than for other members
of the Executive Committee (whose variable
compensation is generally linked to the results
of their respective business units). Performance
hurdles (floors and ceilings) are set to ensure the
genuine variability of compensation.

The table below provides the following information:
– gross compensation paid in respect of 2006
   (e), i.e. the fixed component paid in 2006 (a),
   the variable component earned in 2006 and
   paid in 2007 (including expatriation
   allowances paid in 2006) (b), any directors’
   fees paid in 2006 (c) and benefits in kind for
   the year 2006 (d);

– gross compensation paid in 2006 (g), i.e. the
   fixed component paid in 2006 (a), the variable
   component earned in respect of 2005 and
   paid in 2006 (including expatriation
   allowances paid in 2006) (f), any directors’
   fees paid in 2006 (c) and benefits in kind for
   the year 2006 (d);
– and gross compensation paid in 2005, i.e.
fixed compensation paid in 2005, the variable	component earned in respect of 2004 and
   paid in 2005 (including expatriation
   allowances paid in 2005), any directors’ fees
   paid in 2005 and benefits in kind for the year
   2005.
This table also enables comparisons between
   compensation earned in respect of 2006 and
that paid in 2005 and 2006.

	Fixed component for 2006 (€) paid in 2006	Variable component for 2006 (€)	Director’s fees paid in 2006 (€)	Benefits in kind 2006 (€)	Total compensation paid in respect of 2006 (€)	Variable component paid in 2006 (€)	Total compensation paid in 2006 (€)	Variable component paid in 2005 (€)	Total compensation paid in 2005 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)
Management Board members
H. de Castries (in France)	500,000	3,064,149	189,883	4,150	3,758,182	2,671,626	3,365,659	2,304,277	2,935,237
A. Bouckaert (in Belgium) (1)	600,000	848,374	134,873	2,033	1,585,280	667,823	1,402,696	475,584	1,103,252
C. Brunet (in France)	340,000	910,342	70,000	4,150	1,324,492	954,859	1,369,009	854,486	1,226,607
D. Duverne (in France)	400,000	1,396,802	47,260	4,150	1,848,212	1,219,548	1,670,958	1,000,552	1,436,524
C. Condron (in the US)	796,000	3,661,600	–	217,358	4,674,958	3,502,400	4,515,758	3,633,575	4,572,851
F. Pierson (in France)	400,000	1,255,621	39,982	17,076	1,712,679	1,339,621	1,796,679	1,144,339	1,597,868
Executive Committee members (On December 31, 2006)
J.R. Abat (in Spain) (2)	270,000	523,334	30,866	34,496	858,696	518,717	854,079	458,861	781,465
P. Donnet (in Singapore) (3)	501,333	861,938	6,019	359,749	1,729,239	713,663	1,580,964	1,052,509	1,798,368
J. Lieberman (in the US)	159,200	8,055,520	–	122,640	8,337,360	8,055,520	8,337,360	2,782,201	3,075,561
N. Moreau (in the UK) (4)	380,050	1,453,029	50,000	121,974	2,005,053	1,375,151	1,927,175	1,066,266	1,489,597
A. Penn (in Australia) (5)	429,316	420,000	–	26,251	875,567	401,029	856,596	266,987	694,669
E. Teysen (in Belgium) (6)	357,722	458,800	26,246	34,257	877,025	179,156	597,381	–	140,680
TOTAL	5,133,821	22,909,509	595,129	948,284	29,586,743	21,599,113	28,274,314	15,039,637	20,852,679
(1) A. Bouckaert was appointed as member of the Management Board on October 11th, 2006.
(2) Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(3) Compensation and benefits in kind paid to P. Donnet include benefits paid in respect of his expatriate status in Japan, then in Singapore from April 1st, 2006.
(4) Compensation and benefits in kind paid to N. Moreau include benefits paid in respect of his expatriate status in the UK from 1st July 2006.
(5) A. Penn was appointed as member of the Executive Committee on October 1st, 2006.
(6) E. Teysen joined AXA on 16th August 2005 and has been appointed as member of the Executive Committee on October 1st, 2006. Compensation and benefits in kind paid to E. Teysen include benefits paid in respect of his expatriate status in Germany until 31st December 2006.

Substantial differences in the tax systems to
which AXA’s executive officers are subject make
meaningful comparisons of the compensation
and benefits they earn difficult. For information,
the relevant marginal tax rates are as follows:
Australia: 46.5% including an additional
1.5% for Medicare; Belgium: 53.50%; the
United States (New York): 41.85%; Spain: 45%;
France: 51%, including an additional 11% for
social taxes; the United Kingdom: 40%;
Singapore: 20%.	Compensation of the Supervisory Board members
Directors’ fees paid to Supervisory Board members
The members of the Supervisory Board do not
receive compensation, with the exception of a
fee for attending meetings. The amount of
directors’ fees paid to AXA’s Supervisory Board
members is indicated in the table below on
Supervisory Board members.

		(gross amounts, in euros)
	Directors fees earned in 2007 for 2006	Directors fees earned in 2006 for 2005
Current members of the Supervisory Board
Claude Bébéar	123,456.79	121,309.91
Jean-René Fourtou	110,136.74	118,927.31
Léo Apotheker	40,326.11	37,149.95
David Dautresme	127,601.71	117,510.17
Norbert Dentressangle	31,370.05	n/a
Jacques de Chateauvieux	47,957.26	44,374.19
Anthony Hamilton	66,446.15	57,975.29
Henri Hottinguer	66,186.13	65,864.26
Henri Lachmann	69,030.57	64,375.89
Gérard Mestrallet	50,021.64	59,463.66
Michel Pébereau	66,446.15	60,504.92
Mrs Dominique Reiniche	42,008.35	30,351.73
Ezra Suleiman	93,728.39	81,789.24
Jacques Tabourot	65,283.95	64,375.89
Former members of the Supervisory Board
Thierry Breton	n/a	9,959.62
Jacques Calvet	n/a	46,562.90
Bruno Roger	n/a	19,325.10
TOTAL	1,000,000.00	1,000,000.00

The amount of directors’ fees to be paid is
determined by the shareholders, in accordance
with the Company’s articles of incorporation and
Bylaws, and apportioned by the Supervisory
Board to its members for their Board and
Committee duties as follows:
– half of the amount of directors’ fees is
   distributed evenly among the members
   of the Supervisory Board as the fixed
   component;
– a portion of the remainder is distributed
   among the members of the Supervisory Board
   in proportion to their actual attendance at the
   meetings of the Supervisory Board;
– the remainder is allocated by the Supervisory
   Board to the various specialized Committees
   and distributed among their members in
   proportion to their actual attendance at
   Committee meetings.

Due to the importance of their role, members of
the Audit Committee receive a higher proportion
of directors’ fees.

Retirement and pre-retirement pension
payments
The Chairman of the Supervisory Board
(Mr. Claude Bébéar) has received during the
year 2006 a total amount of retirement pension
of €433,766.

The representative of the employee
shareholders at the Supervisory Board
(Mr. Jacques Tabourot) has received during the
year 2006 a total amount of €223,447 as a pre-
retirement compensation.

Commitments made
to corporate directors
and officers

Pension
The French members of the Management
Board of AXA (Messrs Henri de Castries,
François Pierson, Denis Duverne,

Claude Brunet), and the representative of the
employee shareholders at the Supervisory
Board (Mr. Jacques Tabourot) participate, as all
other executives of AXA Group companies in
France, to a supplementary pension scheme
pursuant to article 39 of the Code Général des
Impôts.

This scheme, which exists since January 1st,
1992, has been modified with effect from
January 1st, 2005.

The new scheme has been approved by the
Supervisory Board on December 22, 2004, after
having been presented for advice to all work
councils and central work councils during the
last quarter of 2004.

Under this scheme, a supplementary pension
is paid to executives who retire immediately
upon leaving the AXA Group, at 60 at the
earliest, and who have a minimum length of
service of 10 years, of which at least 5 years as
an executive.

The amount of the supplementary pension is
calculated at the time of retirement and is in
addition to the total amount of retirement
pensions paid by the mandatory schemes
(Social Security, ARRCO, AGIRC) and by any
other retirement scheme to which the
beneficiary may have participated during his/her
career, both within or outside the AXA Group.

The amount of the supplementary pension aims,
for a minimum executive seniority of 20 years, at
achieving a global pension equivalent to:
– 40% of the average remuneration of the past
   5 years preceding the retirement date, if this
   average is superior to 12 annual Social
   Security ceilings;
– 50% of the average remuneration of the past
   5 years preceding the retirement date, if this
   average is inferior to 8 annual Social Security
   ceilings;
– 2.4 Social Security ceilings + 20% of the
   average remuneration of the past 5 years
   preceding the retirement date, if this average
   is between 8 and 12 annual Social Security
   ceilings.

Reduced rates apply for an executive seniority
of less than 20 years. As an example, with
10 years executive seniority, the supplementary
pension allows to reach a global pension
equivalent to 34% instead of 40%. This rate is
reduced to 20% for an executive seniority of
5 years, and no supplementary pension is paid
for an executive seniority of less than 5 years.

In case of departure from the Group before
retirement, no supplementary pension is paid.

Mr. Christopher Condron, member of the
Management Board and employee of AXA
Equitable in the United States, benefits from a
contractual supplementary pension arrangement
providing for a payment at the age of 65 of an
annual pension equivalent to 2% of his annual
gross remuneration per year of service within
the AXA Group.

The annual gross remuneration is defined as
the average of the 36 highest monthly
remunerations received during the past
60 months preceding retirement.

Mr. Alfred Bouckaert, member of the Management Board, benefits from a contractual supplementary pension arrangement with AXA Belgium providing for a capital at the age of 65 equivalent to N/40 x (25% T1 + 75% T2) x 12.2221, where:
N = number of years of service
T1 = annual SS ceiling (€44,112 in 2006)
T2 = part of the fixed salary exceeding T1

In case of retirement between 60 and 65, the
25% and 75% coefficients are reduced by 1.6%
per year of anticipation.

The financing of this scheme is ensured by an
employee contribution of 4% of fixed salary, and
a contribution by AXA Belgium in order to
guarantee the capital due at age 65.

The total amount set aside or accrued
by AXA SA and its subsidiaries to provide
pension or retirement to the aforementioned
executives is, as at December 31, 2006,
€33.8 million; this amount includes the
actuarial reserve for the annuity paid to
Mr. Claude Bébéar.

Termination provisions
The French members of the Management Board
of AXA (Messrs Henri de Castries, François
Pierson, Denis Duverne, Claude Brunet) benefit,
as all other executives of AXA Group companies
in France, from the regulations provided for
under the Agreement of March 3, 1993 signed
by the Fédération Française des Sociétés
d’Assurances (F.F.S.A.), the Syndicat National
des Cadres de Direction de l’Assurance
(CFE-CGC) and the Syndicat du Personnel de
Direction des Sociétés d’Assurances et de
Capitalisation (S.D.A.C.).

Mr. Christopher Condron, member of the
Management Board and employee of AXA
Equitable in the United States, benefits from a
contractual clause stating that in case of
termination by the Company for any other
reason than cause, he would continue to receive
during a period of 2 years after his departure a
remuneration equivalent to his fixed salary plus
target annual bonus, i.e. currently $5m. Payment
of this remuneration would cease as soon as he
would resume a professional activity during the
2 year period.

Mr. Alfred Bouckaert, member of the
Management Board, benefits from a contractual
clause with AXA Belgium stating that in case of
termination by the Company for any other
reason than cause, he would be given a
24 month notice period. If the notice period is
not served, he would receive an indemnity
equivalent to 24 month remuneration, calculated
on the basis of his fixed salary and variable
compensation received during the past
12 months preceding the cancellation of the
contract.

Stock options

For many years, AXA has promoted a stock
option program, for its directors, officers and
employees in France and abroad, aimed at
rewarding their performance and aligning their
interests with those of the Group by linking them
to AXA’s stock performance over the long term.

Within the global cap approved by the
shareholders, the Supervisory Board approves
all stock option programs prior to their
implementation.

To date, AXA has opted to grant subscription
options, with the exception of options granted
by AXA Financial to certain of its employees,
which are purchase options on ADRs.

Stock options are valid for a period of 10 years.
They are granted at fair market value, with no
discount, and become exercisable upon vesting,
generally in thirds between 2 and 4 years
following the grant date.

Annual grants are made during the first quarter
of the year. In 2006, grants were made
20 trading days after the date annual earnings
were released, i.e. on March 31, 2006 and the
strike price was determined based on the
20 trading days before the grant date.

In the United States, options may be granted
during the year to newly-hired or newly-
promoted employees or when the performance
measures that give rise to option grants are
available after the first quarter of the year.

The pool of options allocated to each business
unit is essentially determined on the basis of
their contribution to Group performance the
previous year.

Individual option grants are determined on the
basis of the following criteria:

grants to members of the Management Board,
which are approved by the Supervisory Board
(acting on the recommendation of its
Compensation Committee).
In 2006, options granted to Management Board
and Executive Committee members are
associated with a performance condition: the
last tranche, i.e. 1/3 of the options granted, will
be exercisable only if the AXA share price has
out-performed the EuroStoxxInsurance index.
The evolution of the AXA share and of the index
is measured between the grant date of the
options and the exercise date of the last
tranche.
If this performance condition is not met at that
date, a new test will occur at each anniversary
date and the last tranche will be exercisable
from one of these dates only if the performance
condition is met.
If the performance condition has not been met at
the expiry date of the options, the last tranche of
options will be automatically cancelled.
In 2006, AXA stock option grants were as follows:
– 11,425,312 subscription options at an average
price of €28.49 granted to 4,325 employees,
representing 0.55% of the share capital,
– 7,868 purchase options on ADRs granted by
AXA Financial at an average price of $34.23 to
7 beneficiaries in the United States.
On December 31, 2006, 6,643 AXA employees
outside the United States and
18,827 employees in the United States[1] had
been granted stock options.

77,037,416 AXA subscription options and
26,778,265 ADR purchase options, together
representing 4.97% of the share capital, were
outstanding on December 31, 2006.

– importance of the job	=> role
– importance of the individual in the job	=> retention
– importance of the individual in the future	=> potentiel
– quality of the individual contribution	=> performance

Individual option grants are approved by the Management Board, with the exception of

(1) In light of an AXA Financial all-employee stock option program in 2001.

Stock option plans summary

AXA

Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercise of options	Expiry date
22/01/1997	08/06/1994	5,319,536	61	706,853	7	22/01/1999	22/01/2007
22/01/1997	08/06/1994	83,300	1	–	7	22/01/1999	22/01/2007
10/09/1997 (1)	20/12/1992	171,064	1	171,064	1	10/09/1999	10/09/2007
30/09/1997	12/05/1997	208,248	2	–	7	30/09/1999	30/09/2007
20/04/1998	12/05/1997	274,880	9	–	7	20/04/2000	20/04/2008
20/04/1998	12/05/1997	9,540,732	348	1,020,341	9	20/04/2000	20/04/2008
07/05/1998 (2)	28/05/1997	1,549,509	1	–	–	07/05/2000	07/05/2008
26/05/1999 (2)	28/05/1997	682,888	1	–	–	26/05/2001	26/05/2009
26/05/1999 (2)	26/05/1999	479,243	1	–	–	26/05/2001	26/05/2009
09/06/1999	05/05/1999	4,328,985	180	839,242	7	09/06/2001	09/06/2009
09/06/1999	05/05/1999	3,219,178	168	54,144	2	09/06/2001	09/06/2009
18/11/1999	05/05/1999	472,601	91	–	–	18/11/2001	18/11/2009
05/07/2000	05/05/1999	7,786,291	889	780,047	10	05/07/2002	05/07/2010
05/07/2000 (2)	26/05/1999	794,123	5	290,535	1	05/07/2002	05/07/2010
12/07/2000	05/05/1999	282,637	113	25,520	1	12/07/2002	12/07/2010
13/11/2000	05/05/1999	299,702	98	–	–	13/11/2002	13/11/2010
(1) Ex-LOR FINANCE. (2) Ex-FINAXA.

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercised as at 31/12/2006	Options cancelled, forfeited and not granted as at 31/12/2006	Balance as at 31/12/2006
25% – 22/01/1999 50% – 22/01/2000 75% – 22/01/2001 100% – 22/01/2002	11.79	4.96%	4,858,470	450,800	10,266
25% – 22/01/1999 50% – 22/01/2000 75% – 22/01/2001 100% – 22/01/2002	12.41	–	83,300	–	–
25% – 10/09/1999 50% – 10/09/2000 75% – 10/09/2001 100% – 10/09/2002	11.00	–	85,000	–	86,064
25% – 30/09/1999 50% – 30/09/2000 75% – 30/09/2001 100% – 30/09/2002	14.43	–	156,185	52,063	–
25% – 20/04/2000 50% – 20/04/2001 75% – 20/04/2002 100% – 20/04/2003	24.25	–	65,978	54,144	157,758
25% – 20/04/2000 50% – 20/04/2001 75% – 20/04/2002 100% – 20/04/2003	23.04	5.00%	1,959,829	2,698,359	4,882,744
25% – 07/05/2000 50% – 07/05/2001 75% – 07/05/2002 100% – 07/05/2003	21.46	5.00%	–	–	1,549,509
25% – 26/05/2001 50% – 26/05/2002 75% – 26/05/2003 100% – 26/05/2004	23.91	–	–	–	682,888
25% – 26/05/2001 50% – 26/05/2002 75% – 26/05/2003 100% – 26/05/2004	23.91	–	–	–	479,243
25% – 09/06/2001 50% – 09/06/2002 75% – 09/06/2003 100% – 09/06/2004	27.52	–	114,196	1,220,298	2,994,491
25% – 09/06/2001 50% – 09/06/2002 75% – 09/06/2003 100% – 09/06/2004	27.52	–	176,734	1,010,858	2,031,586
25% – 18/11/2001 50% – 18/11/2002 75% – 18/11/2003 100% – 18/11/2004	31.45	–	–	251,897	220,704
33% – 05/07/2002 66% – 05/07/2003 100% – 05/07/2004	39.91	–	–	2,528,769	5,257,522
25% – 05/07/2002 50% – 05/07/2003 75% – 05/07/2004 100% – 05/07/2005	42.29	–	–	251,796	542,327
25% – 12/07/2002 50% – 12/07/2003 75% – 12/07/2004 100% – 12/07/2005	40.01	–	–	173,672	108,965
33% – 13/11/2002 66% – 13/11/2003 100% – 13/11/2004	37.74	–	–	65,392	234,310

Date of grant	Date of the Shareholders Meeting	Total options granted (adjusted numbers)	Number of beneficiaries	Total options granted to Executive Committee	Number of beneficiaries Executive Committee (current form)	Starting date of the exercise of options	Expiry date
09/05/2001	09/05/2001	10,066,038	1,419	1,669,708	10	09/05/2003	09/05/2011
30/05/2001 (2)	26/05/1999	871,600	1	–	–	30/05/2003	30/05/2011
27/02/2002	09/05/2001	10,075,889	1,655	2,043,412	11	27/02/2004	27/02/2012
14/03/2003	09/05/2001	2,904,151	229	2,170,786	8	14/03/2005	14/03/2013
14/03/2003	09/05/2001	8,206,592	1,721	647,643	3	14/03/2005	14/03/2013
02/04/2003 (2)	30/05/2001	1,781,935	3	–	–	02/04/2005	02/04/2013
26/03/2004	03/05/2002	10,478,765	2,186	2,503,499	11	26/03/2006	26/03/2014
14/04/2004 (2)	21/05/2002	484,222	1	–	–	14/04/2006	14/04/2014
29/03/2005	03/05/2002	3,608,908	774	776,569	2	29/03/2007	29/03/2015
29/03/2005	03/05/2002	8,644,096	2,132	2,288,179	11	29/03/2007	29/03/2015
06/06/2005	03/05/2002	16,575	5	–	–	06/06/2007	06/06/2015
27/06/2005	03/05/2002	235,108	238	–	–	27/06/2007	27/06/2015
01/07/2005	03/05/2002	24,442	1	–	–	01/07/2007	01/07/2015
28/07/2005	11/05/2004	478,722	1	–	–	28/07/2007	28/07/2015
21/09/2005	20/04/2005	111,715	6	–	–	21/09/2007	21/09/2015
31/03/2006	20/04/2005	2,702,580	861	948,340	2	31/03/2008	31/03/2016
31/03/2006	20/04/2005	7,446,718	2,418	2,098,845	11	31/03/2008	31/03/2016
31/03/2006	20/04/2005	1,194,073	1,002	–	–	31/03/2010	31/03/2016
25/09/2006	20/04/2005	52,451	10	–	–	25/09/2008	25/09/2016
25/09/2006	20/04/2005	22,257	29	–	–	25/09/2010	25/09/2016
13/11/2006	20/04/2005	7,233	5	–	–	13/11/2010	13/11/2016
(1) Ex-LOR FINANCE.
(2) Ex-FINAXA.
(3) Options exercised by the heirs of a deceased beneficiary.
NB: the number of options and the exercise prices have been adjusted for the rights issues in relation with the capital increase realised to finance part of the Winterthur acquisition.

Vesting schedule	Exercise price euros (adjusted price)	Discount	Number of options exercised as at 31/12/2006	Options cancelled, forfeited and not granted as at 31/12/2006	Balance as at 31/12/2006
33% – 09/05/2003 66% – 09/05/2004 100% – 09/05/2005	31.49	–	–	2,489,189	7,576,849
25% – 30/05/2003 50% – 30/05/2004 75% – 30/05/2005 100% – 30/05/2006	33.37	–	–	–	871,600
33% – 27/02/2004 66% – 27/02/2005 100% – 27/02/2006	20.45	–	1,872,513	1,358,013	6,845,373
33% – 14/03/2005 66% – 14/03/2006 100% – 14/03/2007	10.73	–	933,456	127,528	1,843,167
33% – 14/03/2005 66% – 14/03/2006 100% – 14/03/2007	10.73	–	1,888,886	731,810	5,585,896
33% – 02/04/2005 66% – 02/04/2006 100% – 02/04/2007	12.11	–	–	–	1,781,935
33% – 26/03/2006 66% – 26/03/2007 100% – 26/03/2008	17.31	–	553,080	648,585	9,277,100
33% – 14/04/2006 66% – 14/04/2007 100% – 14/04/2008	15.37	–	–	–	484,222
33% – 29/03/2007 66% – 29/03/2008 100% – 29/03/2008	20.44	–	–	60,960	3,547,948
33% – 29/03/2007 66% – 29/03/2008 100% – 29/03/2008	20.18	–	5,745 (3)	306,693	8,331,658
33% – 06/06/2007 66% – 06/06/2008 100% – 06/06/2008	19.48	–	–	–	16,575
33% – 27/06/2007 66% – 27/06/2008 100% – 27/06/2008	19.79	–	–	4,412	230,696
33% – 01/07/2007 66% – 01/07/2008 100% – 01/07/2008	20.40	–	–	–	24,442
33% – 28/07/2007 66% – 28/07/2008 100% – 28/07/2008	21.04	–	–	478,722	–
33% – 21/09/2007 66% – 21/09/2008 100% – 21/09/2008	21.48	–	–	49,213	62,502
33% – 31/03/2008 66% – 31/03/2009 100% – 31/03/2010	28.61	–	–	333	2,702,247
33% – 31/03/2008 66% – 31/03/2009 100% – 31/03/2010	28.43	–	–	102,903	7,343,815
100% – 31/03/2010	28.61	–	–	–	1,194,073
33% – 25/09/2008 66% – 25/09/2009 100% – 25/09/2010	28.71	–	–	–	52,451
100% – 25/09/2010	28.71	–	–	–	22,257
100% – 13/11/2010	30.31	–	–	–	7,233

Stock options granted and/or exercised by management bodies members in 2006

	AXA STOCK OPTIONS					AXA ADR STOCK OPTIONS
	Options granted			Options exercised		Options granted			Options exercised
Beneficiaries	Number	Expiry date	Price (euros)	Number (a)	Price (euros)	Number	Expiry date	Price (USD)	Number	Price (USD)
Management Board members
H. de CASTRIES (Chairman)	571,913	31/03/2016	28.43	78,791 93,000 11,234	10.73 10.73 10.73	–	–	–	–	–
A. BOUCKAERT (Belgium)	147,063	31/03/2016	28.43	–	–	–	–	–	–	–
C. BRUNET	196,085	31/03/2016	28.43	33,365	10.73	–	–	–	–	–
				37,788	10.73
C. CONDRON (USA)	592,713	31/03/2016	28.61	–	–	–	–	–	290,115 195,629 195,631	12.51 17.58 17.58
D. DUVERNE	318,637	31/03/2016	28.43	38,417 45,610 45,000 35,000 5,000	10.73 10.73 11.00 11.00 11.00	–	–	–	–	–
F. PIERSON	318,637	31/03/2016	28.43	22,000 49,000	10.73 20.45	–	–	–	–	–
Supervisory Board members
C. BEBEAR (Chairman)	n/a	n/a	n/a	38,310 655,985	11.79 11.79	n/a	n/a	n/a	–	–
J. TABOUROT	n/a	n/a	n/a	18,489 53,000 13,685	11.79 11.79 10.73	n/a	n/a	n/a	–	–
(a) Underligned numbers indicate exercises of options where the AXA shares have been retained or given by beneficiaries.

Stock options exercised by Claude Bébéar are options granted in 1997 and those exercised by Jacques Tabourot are options granted in 1997 and 2003.

Stock options granted and/or exercised by the top 10 beneficiaries
(outside the management board) during 2006

Stocks options granted or exercised by the top 10 beneficiaries (outside the Management Board) during 2005	Number of options granted or exercised	Weighted average price (euro)
Stock options granted	1,121,327	28.49
Stock options exercised	2,291,757	19.50

Stock options held by management bodies members and Executive
Committee members (options granted but not exercised on
December 31, 2006)

Beneficiaries	AXA	AXA ADR (a)
Management Board members
H. de Castries (Chairman)	6,143,320	292,308
A. Bouckaert (Belgium)	955,982	–
C. Brunet	1,121,723	–
C. Condron (United States)	1,078,069	1,788,103
D. Duverne	2,010,065	99,932
F. Pierson	2,104,676	–
Supervisory Board members
C. Bébéar (Chairman)	4,939,062	292,310
J. Tabourot	101,566	–
Executive Committee members (on December 31, 2006)
J.R. Abat (in Spain)	571,692	–
P. Donnet (in Singapore)	509,143	–
J. Lieberman (in the US) (b)	–	–
N. Moreau (in the UK) (c)	360,943	–
A. Penn (in Australia) (d)	61,248	–
E. Teysen (in Belgium)	98,298	–
(a) As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into AXA American Depository Shares (ADR) on January 2, 2001.
(b) Also owns 80,000 shares of stock in Alliance Capital.
(c) Also owns 7,562 stock options on AXA Investment Managers.
(d) Also owns 783,334 options on AXA Asia Pacific Holdings.

Performance shares and
performance units

Since 2004, stock options have partially been
replaced by performance units.

From 2005, performance units are replaced in
France by performance shares. Performance
shares are free shares subject to performance
conditions.

Performance units/shares aim at:

– Reward and retain the best talents by the
intrinsic performance of the AXA Group and of
their operational business unit as well as the
performance of the AXA share price on the
medium-term (2 to 4 years);

– Reduced shareholder dilution by granting less
stock options. Grant criterias for performance units are similar to those used for stock options.

The principle of performance units/shares is as follows:

– Each beneficiary receives an initial grant of
performance units/shares which will be used
to calculate the actual number of units/shares
that will be definitely acquired at the end of a
2-year acquisition period (3 years for the 2004
performance unit plan), under the condition
that the beneficiary is still employed by the
AXA Group at that date.

– During each year of the acquisition period, half
of the performance units/shares initially
granted (one third for the 2004 performance
unit plan) is subject to collective performance
conditions measuring both the AXA Group
performance and the beneficiary’s operational
business unit performance, based on pre-
determined targets.

– The performance targets in 2004 and 2005
have been : • for the business unit : underlying earnings
and adjusted earnings; • for the AXA Group : underlying earnings and adjusted earnings per share.

– The performance targets in 2006 have been
for both the AXA Group and the operational
business unit:
• underlying earnings, P&C revenue and New
Business Value in Life.

– The degree of achievement for each target
determines the number of units/shares
actually granted to the beneficiary, which may
vary between 0% and 130% of the
units/shares at stake each year.

– At the end of the acquisition period,
units/shares actually granted each year
become definitely acquired, subject to the
beneficiary being still employed by the AXA
Group.

As far as performance units are concerned:

– Each unit is valued based on the average
opening price of the AXA SA share during the
past 20 trading days of the acquisition period.

– The total amount corresponding to the value
of units that are definitely acquired, is paid to
the beneficiary as a remuneration.

– If the number of units definitely acquired is
equal or larger than 1,000 the beneficiary only
receives 70% of the value in order to allow
him/her to pay social contributions and
income taxes calculated on 100% of that
value. 30% of the value is reinvested into AXA
SA shares which are restricted from sale
during a 2-year period, in order to develop
employees’ share ownership and align
employees and shareholders’ interests.

As far as performance shares are concerned:

– Shares that are definitely acquired at the end of the acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to Performance
units are charged to expenses each year under
the variable accounting method, but do not

create any dilution for shareholders since no
new shares are issued.

Performance shares represent less shareholder
dilution than stock options, due to the smaller
grant volume.

The first performance unit plan was launched on
March 26, 2004 and 1,037,116 performance
units have been initially granted to
2,554 beneficiaries in and outside France.

A second performance unit plan was launched
on March 29, 2005 and 938,880 performance
units have been initially granted to
1,707 beneficiaries outside France.

A third performance unit plan was launched on
March 31, 2006 and 1,453,441 performance
units have been initially granted to
2,072 beneficiaries outside France.

The first performance share plan was launched
on April 21, 2005, after approval having been
obtained at the Annual General Meeting of
April 20, 2005. A total of 743,310 performance
shares have been granted to 1,154 beneficiaries
in France.

Furthermore, 770 employees in France have
elected to renounce to their performance units
granted in 2004 and have been granted on
April 21, 2005 an equivalent number of shares.
As a total, they received 250,306 performance
shares and 143,630 restricted shares.

A second performance share plan was
launched on March 31, 2006. A total of
892,958 performance shares have been granted
to 1,186 beneficiaries in France.

Performance Units/Shares Summary

Performance units

Initial grant		Units	Units	Units	Units	Balance at	Acquisition
Date	Units granted	actually granted	at stake at 31/12/2006	cancelled at 31/12/2006	acquired at 31/12/2006	31/12/2006	Date	Units acquired
26/03/2004	1,037,116	607,133	198,259 450,113	462,362	764	650,285 965,608	26/03/2007	–
29/03/2005	938,880	525,489		39,300	547		29/03/2007	–
31/03/2006	1,453,441	–	1,431,755	21,073	613	1,431,755	31/03/2008	–
NB: 1,924 Performance units have been acquired further to the decease of beneficiaries in 2005 and 2006.

Performance / Restricted shares

Initial grant		Shares	Units	Shares	Shares	Balance at	Acquisition
Date	Shares granted	actually granted	at stake at 31/12/2006	cancelled at 31/12/2006	acquired at 31/12/2006	31/12/2006	Date	Shares acquired
21/04/2005	743,310	410,828	364,477 122,991	13,186 4,263	1,046 102	773,032 260,809	21/04/2007	–
21/04/2005	250,306 (a)	138,261					21/04/2007	–
21/04/2005	143,630 (b)	143,630	–	2,428	58	141,144	21/04/2007	–
31/03/2006	892,958	–	888,484	4,474	–	884,484	31/03/2008	–
(a) Performance shares granted as a replacement for 250,306 Performance Units 2004 cancelled.
(b) Restricted shares granted as a replacement for 143,630 Performance Units 2004 cancelled.
NB: 1,206 shares have been acquired further to the decease of beneficiaries in 2005 and 2006.

Performance units/shares initially granted to the top 10 beneficiaries
(outside the Management Board) during 2006

Number initially granted
Performance units	126,088
Performance shares	61,623

Performance units/shares grants for the Management Board members are:

Performance Units Plan 2004

	Initial grant		Units	Units
	Date	Units granted	actually granted	at stake at 31/12/2006
H. de Castries	26/03/2004	61,276	23,489	–
A. Bouckaert	26/03/2004	9,804	7,852	3,268
C. Brunet	26/03/2004	16,851	6,460	–
C. Condron	26/03/2004	75,902	57,161	25,302
D. Duverne	26/03/2004	23,898	9,161	–
F. Pierson	26/03/2004	27,574	10,887	–

Performance Units/Shares Plan 2005

	Initial grant		Shares / Units	Shares / Units
	Date	Shares / Units granted	actually granted	at stake at 31/12/2006
H. de Castries	21/04/2005 21/04/2005 21/04/2005	102,127 40,851 (a) 23,489 (b)	57,192 22,878 23,489	51,063 20,426 –
A. Bouckaert	29/03/2005	15,319	9,317	7,659
C. Brunet	21/04/2005 21/04/2005 21/04/2005	28,085 11,234 (a) 6,460 (b)	15,729 6,292 6,460	14,042 5,617 –
C. Condron	29/03/2005	97,071	54,024	48,536
D. Duverne	21/04/2005 21/04/2005 21/04/2005	42,894 15,932 (a) 9,161 (b)	24,021 8,923 9,161	21,447 7,966 –
F. Pierson	21/04/2005 21/04/2005 21/04/2005	45,957 18,383 (a) 10,887 (b)	25,568 10,227 10,887	22,978 9,192 –
(a) Performance shares granted as a replacement for Performance Units 2004 cancelled. (b) Restricted shares granted as a replacement for Performance Units 2004 cancelled.

Performance Units/Shares Plan 2006

	Initial grant		Shares / Units	Shares / Units
	Date	Shares / Units granted	actually granted	at stake at 31/12/2006
H. de Castries	31/03/2006 31/03/2006	57,191	–	57,191
A. Bouckaert		14,706	–	14,706
C. Brunet	31/03/2006	19,608	–	19,608
C. Condron	31/03/2006	59,271	–	59,271
D. Duverne	31/03/2006	31,864	–	31,864
F. Pierson	31/03/2006	31,864	–	31,864

Units	Units	Balance at	Acquisition
cancelled at 31/12/2006	acquired at 31/12/2006	31/12/2006	Date	Units acquired
64,340	–	–	–	–
–	–	11,120	26/03/2007	–
17,694	–	–	–	–
–	–	82,463	26/03/2007	–
25,093	–	–	–	–
29,270	–	–	–	–

Shares / Units	Shares / Units	Balance at	Acquisition
cancelled at 31/12/2006	acquired at 31/12/2006	31/12/2006	Date	Shares / Units acquired
– – –	– – –	108,255 43,304 23,489	21/04/2007 21/04/2007 21/04/2007	– – –
–	–	16,976	29/03/2007	–
– – –	– – –	29,771 11,909 6,460	21/04/2007 21/04/2007 21/04/2007	–
–	–	102,560	29/03/2007	–
– – –	– – –	45,468 16,889 9,161	21/04/2007 21/04/2007 21/04/2007	–
– – –	– – –	48,546 19,419 10,887	21/04/2007 21/04/2007 21/04/2007	–

Shares / Units	Shares / Units	Balance at	Acquisition
cancelled at 31/12/2006	acquired at 31/12/2006	31/12/2006	Date	Shares / Units acquired
–	–	57,191	31/03/2008	–
–	–	14,706	31/03/2008	–
–	–	19,608	31/03/2008	–
–	–	59,271	31/03/2008	–
–	–	31,864	31/03/2008	–
–	–	31,864	31/03/2008	–

Share ownership of management bodies members

Members of the Management Board

	Number of shares and number of units of mutual funds owned as of December 31, 2006
	AXA Shares	AXA ADR	Units of AXA Actionnariat mutual funds
Henri de Castries	732,439	–	–
Alfred Bouckaert (Belgium)	–	–	90,575.0000
Claude Brunet	132,530	–	4.3915
Christopher Condron (United States)	–	464,750	–
Denis Duverne	351,118	–	606.9399
François Pierson	31,444	–	15,705.2033

At the Supervisory Board meeting on
February 21, 2007, acting on the
recommendation of the Compensation
Committee meeting of February 20, 2007, set
forth guidelines for share ownership applicable
to members of the Management Board.

Each member of the Management Board is
required to hold a certain number of shares
based on his annual compensation (fixed +
target variable).

The Supervisory Board agreed to the following rules:

– For the Chairman of the Management Board:
ownership of shares worth at least three times
his total annual compensation.

– For the other members of the Management
Board: ownership of shares worth at least
twice their total annual compensation.

To calculate the level of ownership, the following
shares will be taken into account: AXA shares,
AXA ADRs, mutual fund units invested in AXA
stock, and AXA APH and AllianceBernstein
shares.

The Chairman of the Management Board has
one year, and the other members of the

Management Board have five years from their
nomination date, to achieve compliance with
these levels.

On February 28, 2007, Messrs Henri de Castries,
Alfred Bouckaert, Claude Brunet, Denis Duverne
and Christopher Condron were already in
compliance with this requirement.

On March 30, 2004 and on December 28, 2004,
Messrs Henri de Castries, Claude Bébéar,
Denis Duverne and other AXA shareholders had
entered into two agreements providing for an
engagement to hold their AXA shares for a
period of 6 years in order to take advantage of
the favorable wealth tax (ISF) regime provided
by the “Dutreil” Act of August 1, 2003. The first
agreement related to 20.35% of the capital of
AXA as of year-end 2004 and the second one
related to 20.52%. The parties to the
agreements must hold their shares throughout
this 6 year period in order to maintain the 50%
abatement applied in 2004 and 2005 to the
value of these shares subject to ISF. However,
they are no longer eligible for this favorable
wealth tax regime from 2006 on, because the
collective holding threshold of at least 20% of
AXA’s share capital is no longer reached
following the merger of FINAXA into AXA.

Members of the Supervisory Board

	Number of shares owned as of December 31, 2006
	AXA Shares	AXA ADR
Claude Bébéar	2,628,209	–
Jean-René Fourtou	10,780	1,356
Leo Apotheker (a)	250	–
David Dautresme	35,056	–
Norbert Dentressangle	2,666	–
Jacques de Chateauvieux	2,170	–
Anthony Hamilton	4,436	7,103
Henri Hottinguer	142,459	–
Henri Lachmann	15,675	–
Gérard Mestrallet	2,825	–
Michel Pébereau	4,666	–
Mme Dominique Reiniche	100	–
Ezra Suleiman	3,225	–
Jacques Tabourot	85,188	–
(a) Purchase of 900 additional shares in January 2007.

Employee shareholders

The AXA Group offers its employees an
opportunity to become shareholders through a
special equity issue reserved exclusively for
them.

By virtue of the authorization granted by the
shareholders at of the Annual General Meeting
of April 20, 2005, the Management Board
increased share capital, as provided for by the
French Ordonnance of October 21, 1986, in one
offering, through the issue of shares to
employees of the Group under the Shareplan
2006 program. The shareholders waived their
preferential subscription rights so that this
offering could be made to employees.

In the countries that met the legal and tax
requirements, two investment options were
proposed in 2006:

– the traditional plan, available in 31 countries,

– the investment leverage plan, offered in
32 countries.

New mutual funds with direct voting rights have
been created to allow beneficiaries to directly
exercise their voting rights.

The Shareplan 2006 program was carried out
through a share issue that took place in
November and was open to all Group
employees through voluntary contributions.

Approximately 30,000 employees in 32 countries took part in Shareplan 2006, and participating employees invested a total of 375.5 million euros (up 23.4% compared with the 304.3 million euros invested in December 2005), as follows:

– 51.8 million euros in the traditional plan (versus 33.7 million euros in December 2005);

– 323.7 million euros in the investment leverage plan (versus 270.6 million euros in December 2005).

A total of 15.5 million new ordinary shares were
issued, each with a par value of 2.29 euros.
These shares began earning dividends on
January 1st, 2006.

As of December 31, 2006, AXA employees held
4.98% of the Group’s outstanding ordinary
shares and 6.41% of the voting rights. These
shares are owned through mutual funds or
directly, in the form of shares or ADRs.

PRINCIPAL STATUTORY

INFORMATION CONCERNING
THE COMPANY

Corporate Name
AXA
Registered principal offices:
25, avenue Matignon
– 75008 Paris

Legal form and governing law
A form of limited liability company (French
société anonyme) with a Management Board
and a Supervisory Board, governed by the laws
of France, in particular the French Company
Code (the Code de Commerce) and the French
Insurance Code (the Code des Assurances).

Incorporation and life of the Company
The Company was incorporated in 1852. The
corporate life of the Company is set to expire on
December 31, 2059, unless it is prolonged after,
or wind-up before, this date.

Corporate purpose (Article 3 of the articles
of incorporation and Bylaws):

– to acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, regardless of their legal form;

– to perform any and all transactions directly or indirectly related to the foregoing or in furtherance thereof;

– in particular, to acquire and manage equity interests in any form, directly or indirectly, in any French or foreign company engaged in the insurance business.

Trade and Company Register
No. 572.093.920 in the Paris Trade and
Company Register
APE Code: 741 J

Fiscal year
From January 1st to December 31st.

Distribution of profits Net profits for the fiscal year and any retained earnings, less any prior losses and amounts

appropriated to reserves in accordance with
applicable law, constitute the distributable profit.
Shareholders have control over this profit, and
may decide at the annual general meeting on its
appropriation as well as on the distribution of
sums drawn from the reserves under its control.
In such case, the shareholders’ decision
expressly indicates the reserve accounts from
which amounts are to be drawn.

With the exception of a reduction in the share
capital, no dividend may be paid out to
shareholders if the amount of shareholders’
equity is less than the share capital plus the
reserves that, by law, cannot be distributed.
Likewise, no dividend may be paid out if this
would cause shareholders’ equity to fall below
said threshold.

Meetings of shareholders and
voting power
Shareholders are convened, meet, and
deliberate in accordance with applicable law
and regulations.

All shareholders are entitled to attend these
meetings, either in person or by proxy, provided
that they show valid proof of ID and share
ownership.

The right to attend the shareholders’ meetings
of companies whose stock is traded on a
regulated market or transactions of a central
depository is evidenced by an accounting entry
showing the number of shares in the name of
the shareholder of record (or the intermediary of
record for the account) in accordance with the
seventh paragraph of Article L. 228-1 of the
French Commercial Code, on the third business
day preceding the meeting at midnight (Paris
time), either in the nominee share ownership
records kept by the company or in the bearer
share records kept by a qualified intermediary.

The accounting registration or recording of the
shares in the bearer share accounts on the
books of the qualified intermediary is evidenced
by a certificate of attendance delivered by the
latter, by electronic means where applicable,
pursuant to the terms and conditions set forth in
Article 119 of the French decree n° 67-236 of
March 23, 1967, appended to the proxy or mail-
in voting slip or upon request for an admission
card established in the name of the shareholder
or on behalf of the shareholder represented by
the registered intermediary. A certificate is also
delivered to any shareholder wishing to
physically attend the meeting but who has not
received an admission card by the third
business day preceding the scheduled date of
the meeting at midnight (Paris time).

If a shareholder has already voted by mail, sent
a proxy card or requested his or her admission
card or certificate of attendance, he or she may
no longer opt for another way of participating in
the meeting.

A shareholder who has already voted by mail,
sent a proxy card or requested his or her
admission card or certificate of attendance may,
at any time, sell or otherwise transfer ownership
all or some of his or her shares.

However, if the sale or transfer of ownership of
such shares occurs before the third business
day preceding the date of the shareholder
meeting at midnight (Paris time), the company
invalidates or modifies accordingly, as the case
may be, the vote that was mailed in, the proxy
that was granted, the admission card, or the
certificate of attendance. To this end, the
qualified intermediary of record with whom the
shares are registered notifies the company or
agent of the sale or transfer and transmits the
required information.

No sale or transfer or ownership completed after
the third business day prior to the meeting at
midnight (Paris time), nor any other transaction
completed after this same date and time,
regardless of the means by which it is
completed, shall be notified by the qualified
intermediary or otherwise taken into account by
the company, notwithstanding any agreement to
the contrary.

As a consequence of the new measures which
have been enforced on January 1, 2007, the
bylaws of the Company will be modified during
the Shareholder meeting on May 14, 2007.

Shareholders may vote by mail in accordance
with legislation and regulations in force.

Each shareholder is entitled to one vote per
share held. However, since the Extraordinary
Shareholders’ meeting of May 26, 1977,
Article 23 of the Company bylaws provides that
holders of shares that are fully paid up and
registered in the name of their owner for at least
two years at the end of the calendar year
preceding the scheduled date of a shareholders’
meeting enjoy double voting rights with respect
to these shares. In the event of a share capital
increase through capitalization of reserves,
profits, share or issue premiums, registered
shares that are freely allotted to shareholders on
the basis of existing shares granting a double
voting right shall also grant a double voting right
to their holders.

The relevant paragraphs of the French
Commercial Code provide that the right to a
double vote ceases automatically when the
share to which it is attached is converted to
bearer status. This right also ceases
automatically in the event that shares are
transferred, with the proviso that the transfer is
one of ownership. Accordingly, this right stands
in the event of a transfer in the form of
collaterals or a transfer of use rights. Moreover,
a transfer of ownership that occurs in
connection with succession, liquidation of an
estate between spouses, or donation to a
relative does not lead to the loss of acquired
double voting rights.

Moreover, the French Commercial Code
provides that the shareholders may not revoke
this right to a double vote unless a special
meeting of the holders of such rights has been
held to authorize this revocation.

The law also allows the Company to request
from the depository trust company concerned,
at its own expense and at any time, information
pertaining to the identity of holders of shares of
the Company carrying immediate or future

voting rights in shareholder meetings, as well as
the number of shares held by each individual or
legal entity.

Notification of statutory thresholds
(Article 7 of the articles of incorporation and
Bylaws) Any person or entity that directly or indirectly
becomes the owner of at least 0.5% of the
share capital and/or voting power must notify
the Company of the total number of shares held.
Notification must be made by certified letter,
return receipt requested, within five days of the
date on which the shares that allowed the
holder to reach or pass said threshold were
registered.

This notification must be made whenever an
additional 0.5% threshold is reached.

Failure to comply with the requirement to
disclose the passing of statutory thresholds may
entail the forfeiture of the voting rights attached
to any shares that exceed the aforementioned
thresholds if ownership of these shares has not
been duly disclosed to AXA. This period of
forfeiture may last for two years as of the date
on which the holder complies with these
disclosure requirements.

INFORMATION

CONCERNING THE SHARE CAPITAL
OF THE COMPANY

Share capital as of
December 31, 2006

As of December 31, 2006, AXA’s fully paid up share capital totaled €4,792,714,239.06 divided into 2.092.888.314 shares with a par value	of €2.29 and eligible for dividends as of January 1, 2006.

Change in share capital

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation in euros)
2004	Exercise of stock options	198,198	1,560,737	1,778,301,333	4,072,310,053
	Exercise of stock options	418,104	3,177,766	1,778,719,437	4,073,267,511
	Exercise of stock subscription warrants (employees in Germany)	13,766	141,851	1,778,733,203	4,073,299,035
	New equity issue reserved for AXA employees in France	1,668,797	18,690,526	1,780,402,000	4,077,120,580
	Bonds payable into shares (ORAN, financing for the acquisition of MONY)	110,245,309	1,143,794,078	1,890,647,309	4,329,582,338
	Exercise of stock options	408,081	2,636,812	1,891,055,390	4,330,516,843
	Exercise of stock subscription warrants (employees in Germany)	7,643	77,400	1,891,063,033	4,330,534,346
	New equity issue reserved for employees of AXA	16,495,888	182,658,904	1,907,558,921	4,368,309,929
	New equity issue reserved for employees of AXA (ABSA)	691,167	10,077,215	1,908,250,088	4,369,892,702
	Exercise of stock options	192,371	1,177,460	1,908,442,459	4,370,333,231
	Conversion of stock subscription warrants by German employees	1,711	17,513	1,908,444,170	4,370,337,149
2005	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296
	Exercise of stock options	2,224,844	17,509,581	1,910,715,803	4,375,539,189
	Exercise of stock subscription warrants	27,983	308,505	1,910,743,786	4,375,603,270
	Share capital increase following the definitive completion of the merger of FINAXA into AXA	299,012,355	4,308,368,615	2,209,756,141	5,060,341,563
	Exercise of stock options	480,947	5,232,868	2,210,237,088	5,061,442,932
	Exercise of stock subscription warrants	6,871	90,044	2,210,243,959	5,061,458,666
	Share capital reduction by cancellation of shares	– 19,809,693	– 466,353,090	2,190,434,266	5,016,094,469
	New equity issue reserved for employees of AXA	1,866,614	29,455,181	2,192,300,880	5,020,369,015
	New equity issue reserved for employees of AXA	13,728,714	222,657,172	2,206,029,594	5,051,807,770
	New equity issue reserved for employees of AXA (ABSA)	656,862	13,327,733	2,206,686,456	5,053,311,984

Date	Operations	Number of shares issued	Issue premium	Number of shares after the operation	Amount of share capital after the operation in euros)
2006	Share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	–337,490,816	–5,379,990,858	1,869,195,640	4,280,458,016
	Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
	Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
	Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
	Exercise of stock options	342,060	4,372,946	1,871,947,064	4,286,758,777
	Exercise of stock subscription warrants (employees in Germany)	14,525	152,438	1,871,961,589	4,286,792,039
	Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494
	Exercise of stock options	1,814,067	24,155,528	1,873,782,405	4,290,961,707
	Exercise of stock subscription warrants (employees in Germany)	19,634	258,328	1,873,802,039	4,291,006,669
	Conversions of bonds	11,826	147,538	1,873,813,865	4,291,033,751
	Exercise of stock subscription warrants (employees in Germany)	1,326	11,714	1,873,815,191	4,291,036,787
	Exercise of stock options	239,089	3,073,711	1,874,054,280	4,291,584,301
	Exercise of stock options	303,146	2,981,361	1,874,357,426	4,292,278,506
	Exercise of stock subscription warrants (employees in Germany)	6,120	86,465	1,874,363,546	4,292,292,520
	Conversions of bonds	29,532	1,133,918	1,874,393,078	4,292,360,149
	Share capital increase	208,265,897	3,613,841,064	2,082,658,975	4,769,289,053
	Exercise of stock subscription warrants (employees in Germany)	353,546	6,484,188	2,083,012,521	4,770,098,673
	Exercise of stock options	2,846,266	43,083,028	2,085,858,787	4,776,616,622
	Exercise of stock subscription warrants (employees in Germany)	3,953	47,259	2,085,862,740	4,776,625,675
	Share capital reduction by cancellation of shares	–11,273,270	–279,268,697	2,074,589,470	4,750,809,886
	New equity issue reserved for employees of AXA	15,472,458	339,536,543	2,090,061,928	4,786,241,815
	Exercise of stock options	2,806,976	34,374,263	2,092,868,904	4,792,669,790
	Exercise of stock subscription warrants (employees in Germany)	19,352	282,006	2,092,888,256	4,792,714,106
12.31.06	Conversions of bonds	58	2,184	2,092,888,314	4,792,714,239
	Exercise of stock options	607,008	11,581,463	2,093,495,322	4,794,104,287
	Exercise of stock subscription warrants (employees in Germany)	12,371	164,220	2,093,507,693	4,794,132,617
02.28.07	Conversions of bonds	36,688	1,374,419	2,093,544,381	4,794,216,632

Fully diluted capital as of February 28, 2007 The following table indicates the Company’s fully diluted share capital, assuming that the	maximum number of new shares is issued following the exercise of all outstanding stock options, warrants and the free allotment of shares.

	Outstanding number	Fully diluted capital
Ordinary shares issued on February 28, 2007 (a)	2,093,544,381	2,093,544,381
Stock options	76,362,751	76,362,751
Freely allotted shares	2,058,667	2,058,667
Stock subscription warrants related to the Shareplan program in Germany	3,040,327	3,048,475
Maximum total number of shares	–	2,175,014,274
(a) Source: Euronext Notice as of March 2nd, 2007.

On January 11, 2007, the meetings of holders
of AXA’s 2014 and 2017 convertible bonds were
held to vote on an amendment of the
final conversion dates of the bonds to
January 26, 2007 in exchange for a cash
payment in respect of the value of the
conversion option.

The meeting of holders of the 2014 convertible
bonds approved the amendment. Consequently,
holders who did not convert their bonds by
January 26, 2007, received €16.23 per bond on
January 31, 2007. The 2014 convertible bonds are
not convertible anymore since January 26, 2007.

The meeting of holders of the 2017 convertible
bonds did not approve the amendment.
Consequently, to fully neutralize the dilutive

impact of the 2017 convertible bonds, AXA has
purchased from a banking counterparty, for a
total cash amount equivalent to the payment
proposed to bondholders, call options on the
AXA share with an automatic exercise feature.
This feature is such that one option is
automatically exercised upon each conversion
of a convertible bond. Consequently, each
issuance of a new share resulting from the
conversion of the bond will be offset by the
delivery by the bank to AXA (and subsequent
cancellation) of an AXA share; The issuance of a
share in respect of the conversion of the bond
and the cancellation by AXA of the AXA share
received will offset each other. As a result of this
transaction, there will no longer be a change to
the outstanding number of AXA shares created
by the convertible bond conversion.

AXA subordinated convertible bonds as
of February 28, 2007

Subordinated convertible bonds from February 17, 2000
Number of bonds	6,646,524
Issue price	€165.50
Total principal amount	1,099,999,722 euros
Closing date	February 17, 2000
Maturity date	January 1, 2017
Coupon	3.75%
Conversion	Starting February 17, 2000: 4.15* shares for 1 bond
Maturity of the bonds	Redemption on January 1st, 2017 at 269.16 euros per bond, i.e. 162.63% of the nominal amount
Early redemption

– The Company may purchase the notes on any Stock Exchange or other-
wise in accordance with applicable law, including by way of tender for purchase or exchange,

– at the option of the issuer, in cash, from January 1st, 2007 at a price with a gross 6.00% actuarial yield, if the Company’s share average over
10 consecutive days is above 125% of the anticipated repayment price,

– at any time, at the option of the issuer, at 269.16 euros if the number of bonds in circulation is below 10% of the number of bonds issued.

Number of bonds in circulation as of February 28, 2006	6,637,107
(a) Following the capital increase with preferential subscription rights made by AXA to finance part of the Winterthur acquisition, the conditions of conversion of AXA 3.75%
2017 convertible bond have been adjusted. The conversion ratio has been increased from 4.06 to 4.15 AXA shares ( €2.29 par) for 1 convertible bond (see Euronext notice
n°2006-2063 published on July 18, 2006).

Description of the company’s own shares buyback
program to be submitted to shareholders’ approval
on May 14, 2007

Date of the Shareholders’ meeting called to authorize the program
May 14, 2007

Self-held shares and shares owned by subsidiaries as of February 28, 2007

	Number of shares	% of share capital	Par value (in euros)	Book value (in euros)
Self-held shares	3,359,464	0.16%	€7,693,173	€108,040,362
Shares owned by subsidiaries	22,962,469	1.10%	€52,584,054	€738,473,003

Analysis of self-held shares in terms of objectives as of February 28, 2007

	Liquidity contract	Bond conversions, stock options hedging, etc.	Cancellation
Number of self-held shares	1,860,000	1,499,464	–

Objectives of the Company’s own
shares buyback program
European Regulation n° 2273/2003 which came
into force on October 13, 2004, expressly
provides that shares purchased in connection
with own stock buyback programs must serve
one of the following purposes:

(i) to reduce share capital through the
cancellation of the shares purchased;

(ii) to fulfill obligations related to the issuance of
debt securities with an immediate or
deferred claim on the capital of the issuer, as
well as stock options programs or other
share allocations made to employees of the
issuer or one of its affiliates.

Besides, the European Directive n°2003/6/CE on
market abuse offers the option of pursuing
accepted market practices. Accordingly, under
the terms of the AMF position on “the
implementation of the new regulation on own
shares buyback programs”, published in
March of 2005, two market practices are
accepted in addition to the objectives allowable
under the European Regulation:

(i) liquidity contracts entered into with an
investment services provider in compliance
with the code of conduct drawn up by AFEI;

(ii) purchases made by the issuer for
the purpose of holding its own shares
for subsequent tender offers.

Pursuant to the provisions of the European
Regulation and in accordance with market
practices allowed by the AMF, the objectives of
the Company’s own shares buyback program
that will be submitted to the shareholders’
approval on May 14, 2007 are the following:

a) optimizing the liquidity of AXA securities,
notably to foster regular and liquid trading in
the securities through a liquidity contract that
complies with the AFEI Code of conduct
approved by the AMF, entered into with an
investment services provider (liquidity
provider) in compliance with the market
practices accepted by the AMF,

b)  (i) hedging stock options offered to some or
all employees or directors and officers of the
Company and/or affiliates as defined in Article
L.225-180 of the French Commercial Code,
(ii) granting free shares to employees and
former employees enrolled in a company
savings plan sponsored by the Company or
the AXA Group, and/or (iii) granting free
shares to employees and directors and
officers of the Company and its affiliates as

defined in Article L.225-197-2 of the French
Commercial Code, in connection with the
provisions of Articles L.225-197-1 et seq of
the French Commercial Code,

c)  holding or tendering such shares later in
payment or in exchange, especially in
connection with potential external growth
acquisitions, in compliance with the market
practices accepted by the AMF,

d) remitting shares during the exercise of
rights attached to bonds with an immediate

or future claim on shares of the
Company,

e) cancelling some or all of these shares for the
purpose of optimizing cash management,
return on equity and earnings per share,
subject to shareholders approval of the
thirteenth extraordinary resolution hereinafter,
which authorizes this cancellation, and/or,
more generally,

f)  performing all operations in compliance with
the laws and regulations in force.

Share buyback program submitted to shareholders approval
on May 14, 2007

Type of securities	Maximum % of share capital as of February 28, 2007	Maximum number of shares	Maximum purchase price (per share)
Shares	8.74% (a)	182,975,779	€45
(a) 10% of share capital less the % of shares held by subsidiaries and self-held shares.

AXA will not go above the 10% maximum threshold of its share capital directly and/or indirectly owned.	Duration of the buyback program 18 months, from the shareholders’ meeting of May 14, 2007 on, pending approval of the program.

Table of transactions made during the previous share buyback program
(until February 28, 2007)

Number of shares purchased since the beginning of the program	20,544,447
Number of shares sold since the beginning of the program	19,884,447
Number of shares transferred since the beginning of the program	536
Number of shares cancelled since the beginning of the program	11,273,270

The Company has not used derivative in connection with the previous share buyback	program. All of the share buybacks have been made in cash.

Capital ownership as of February 28, 2007

To the best of the Company’s knowledge, the table below summarizes its capital ownership and voting power as of February 28, 2007:

	Number of shares	Capital ownership	Voting power (a)
Mutuelles AXA	298,481,986	14.26%	20.66%
Self-held shares	3,359,464	0.16%	[0.14%] (b)
Shares held by subsidiaries	22,962,469	1.10%	[0.98%] (b)
Employees and agents	103,372,127	4.94%	6.30%
General public	1,665,368,335	79.54%	71.92%
TOTAL	2,093,544,381	100%	100%
(a) Following the adaptation of the Transparency Directive into French law, the 223-11 article of the “Règlement Général de l’AMF” – approved by the 18 September 2006 decree –
holds that the total number of voting power is worked out on the basis of all the shares to which the votes are attached, including the shares deprived of voting power.
(b) Voting power will be valid again once the shares to which they are attached stop being self-held or owned by subsidiaries. Source Euronext Notice as of March 2, 2007.

As of February 28, 2007, Mutuelles AXA (AXA
Assurances IARD Mutuelle and AXA Assurances
Vie Mutuelle), owned 14.26% of the share
capital and 20.66% of the voting power.

To the best of the Company’s knowledge,
the only other shareholder owning, as of
February 28, 2007, more than 5% of the share
capital is BNP Paribas, with 5.78% of AXA’s
share capital.

In addition, the Company decided to disclose
whenever any of its shareholders surpasses the
2% equity ownership threshold. To the best of
the Company’s knowledge, none of its

shareholders owned more than 2% of AXA’s
equity capital on February 28, 2007.

Of the 2,093,544,381 shares composing
the share capital, 257,724,368 shares entitled
their holders to double voting rights as at
February 28, 2007.

To the best of the Company’s knowledge,
subsidiaries of the AXA Group do not hold any
AXA shares that are pledged. In addition, to the
best of the Company’s knowledge, a very small
number of individual registered shareholders
hold AXA shares that are pledged.

Change in capital ownership The changes in the Company’s share capital between December 31, 2004 and	December 31, 2006, are described in the table below:

	As of December 31, 2006 (a)
	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
Mutuelles AXA	298,481,986	14.26%	485,761,485	20.65%
of which: – Mutuelles AXA	n/a	n/a	n/a	n/a
– FINAXA	n/a	n/a	n/a	n/a
Self-held shares	2,554,613	0.12%	[2,554,613] (b)	[0.11%] (b)
Shares held by subsidiaries	23,950,970	1.14%	[23,950,970] (b)	[1.02%] (b)
Employees and agents	105,004,498	5.02%	151,907,600	6.46%
General public	1,662,896,247	79.46%	1,688,076,715	71.76%
TOTAL	2,092,888,314	100%	2,352,251,383	100%
(a) Following the adaptation of the Transparency Directive into French law, the 223-11 article of the “Règlement Général de l’AMF” – approved by the 18 September 2006 decree – holds that “the total number of voting power is worked out on the basis of all the shares to which the votes are attached, including the shares deprived of voting power”.
(b) Voting power will be valid again once the shares to which they are attached stop being self-held or owned by subsidiaries.

Ownership structure as of February 28, 2007

As of December 31, 2005				As of December 31, 2004
Number of shares	Capital ownership (%)	Number of votes	Voting power (%)	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
267,711,761	14.30%	498,858,517	23.19%	388,297,657	20.34%	746,960,225	32.35%
n/a	n/a	n/a	n/a	51,959,561	2.72%	100,862,677	4.37%
n/a	n/a	n/a	n/a	336,338,096	17.62%	646,097,548	27.98%
653,857	0.03%	–	–	–	–	–	–
32,007,788	1.71%	–	–	21,317,674	1.12%	–	–
105,672,937	5.65%	152,473,475	7.09%	98,332,067	5.15%	144,069,477	6.24%
1,465,558,661	78.31%	1,499,634,200	69.72%	1,400,496,772	73.38%	1,418,013,499	61.41%
1,871,605,004	100%	2,150,966,192	100%	1,908,444,170	100%	2,309,043,201	100%

Shareholders’
agreements

Agreement with BNP Paribas
On December 15, 2005 and after authorization
on June 29, 2005 by the AXA Supervisory
Board, the AXA Group (AXA and its subsidiaries)
and the BNP Paribas Group entered into an
agreement that replaces the one in force since
September 12, 2001 (and amended on
October 26, 2004).

The new agreement maintains the existing
provisions in terms of minimal and stable cross-
shareholdings [the AXA Group undertakes
initially to hold at least 43,412,598 shares of
BNP Paribas stock; the BNP Paribas Group
undertakes initially to hold at least
61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact
of capital transactions, including but not limited
to free allotments of stock or share tenders
involving the same company (stock splits,
business re-combinations, etc.), and capital
increases involving either BNP Paribas or AXA],
and also provides for a reciprocal repurchase
option in the event of a hostile takeover attempt
on either AXA or BNP Paribas.

In force for a period of five years as of the date
of signature, this agreement is renewable
automatically for an initial period of two years
and for successive periods of one year
thereafter, unless one of the two parties decides
to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
(Autorité des Marchés Financiers) on
December 21, 2005.

Agreement with Schneider
On May 15, 2006, and after authorization on
December 21, 2005 by the AXA Supervisory
Board, the AXA Group (the AXA Mutuelles, AXA
and its subsidiaries) and the Schneider Group
entered into an agreement that provides for the
maintenance of minimal cross-shareholdings.
Under the terms of this agreement, the AXA
Group undertakes to hold at least
2,583,300 shares of Schneider stock and the
Schneider Group undertakes to hold at least
8,816,681 shares of AXA stock. The number of
shares held under this cross-shareholding
agreement will be adjusted as needed to reflect
the impact of capital transactions, including but
not limited to free allotments of stock or share
tenders involving the same company (stock
splits, business re-combinations, etc.). In
addition, the parties have consented to a
reciprocal repurchase option in the event of a
hostile takeover attempt on either AXA or
Schneider.

In force for a period of one year as of the date of
signature, this agreement is renewable
automatically for successive periods of one year
thereafter, unless one of the two parties decides
to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
on May 31, 2006.

The details of these agreements are available
on the internet site of the AMF (“Autorité des
Marchés Financiers”): www.amf-france.org

Dividends

Fiscal year	Distribution (in euro millions)	Number of shares (as of December 31)	Net dividend per share in euros	Tax credit per share in euros	Dividend eligible for abatement in euros	Gross dividend per share in euros
2002	599	1,762,167,344	0.34	0.17	–	0.51
2003	676	1,778,103,135	0.38	0.19	–	0.57
2004	1,164	1,908,444,170	0.61 (b)	–	0.61 (b)	0.61 (b)
2005	1,647	1,871,605,004	0.88 (c)	–	0.88 (c)	0.88 (c)
2006 (a)	2,218	2,092,888,314	1.06 (d)	–	1.06 (d)	1.06 (d)
(a) Proposal submitted to the Extraordinary and Ordinary Shareholders’ Meeting to be held on May 14, 2007.
(b) As of January 1, 2005 individual shareholders who had elected tax domicile in France were eligible for an abatement of 50% on the dividend, i.e 0.305 euro per share for fiscal year 2004.
(c) As of January 1, 2006 individual shareholders who had elected tax domicile in France were eligible for an abatement of 40% on the dividend, i.e 0.35 euro per share for fiscal year 2005.
(d) As of January 1, 2007 individual shareholders who have elected tax domicile in France are eligible for an abatement of 40% on the dividend, i.e 0.424 euro per share for fiscal year 2006.

Dividends not claimed within five years of the
date of payout become the property of the
French Treasury Department.

Dividend policy

AXA determines its dividend policy on the basis of its adjusted earnings, and currently intends to distribute 40 to 50% of that sum on a recurrent basis. The dividend presented to the approval of	the shareholders of AXA is proposed by the Management Board and Supervisory Board, which have the discretion to propose this dividend at each year-end closing.

Valid financial authorizations as
of December 31, 2006

The authorizations to issue securities that were
valid at December 31, 2006 are summarized in
the tables below:

Issues with preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration
Capitalization of reserves,
earnings or premiums	–	1 billion (a)	26 months	June 20, 2007
Ordinary shares and other securities granting
a claim to shares of the Company at maturity
through subscription, conversion, exchange,
redemption, presentation of a warrant
or other (d)	6 billion (b)	1.5 billion (c)	26 months	June 20, 2007

Issues without preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration
Ordinary shares or securities granting a claim
to shares of the Company at maturity through
subscription, conversion, exchange,
redemption, presentation of a warrant
or other (d)	6 billion (b)	1 billion (c)	26 months	June 20, 2007
Shares reserved for employees	–	150 million	26 months	June 20, 2007
Performance shares	–	0.5% of the share
		capital (e)	38 months	June 20, 2008
Shares issued in connection with	–	2.5% of share
the exercise of stock options		capital (f)	38 months	June 20, 2008
(a) Independant ceiling.
(b) The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros. This upper limit is separate and distinct from the amount of the securities that give the right to grant debt securities (ceiling of 2 billion euros).
(c) The face value of the capital increase may not exceed the global upper limit of 1.5 billion euros.
(d) Including the issue of ordinary shares or securities for up to 10% of the share capital in accordance with the terms and conditions determined by the shareholder meeting, in the event of a public offer initiated by the Company, in consideration for contributions in kind for up to 10% of the share capital, or as result of a securities issue by subsidiaries of AXA.
(e) At the date of the Shareholder Meeting of 04/20/2005.
(f) At the date of attribution of the options by the Management Board.

New financial authorizations

The following authorizations to issue shares or securities require shareholder consent.	They will be submitted to the shareholders on May 14, 2007:

Issues with preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amount of the capital increase in euros	Term	Expiration
Capitalization of reserves, earnings
or premiums	–	1 billion (a)	26 months	July 14, 2009
Ordinary shares and other securities granting
a claim to shares of the Company at maturity
through subscription, conversion, exchange,
redemption, presentation of a warrant
or other (d)	6 billion (b)	1.5 billion (c)	26 months	July 14, 2009

Issues without preferential subscription rights

Securities	Maximum amount of the issue in euros	Maximum amoun t of the capital increase in euros	Term	Expiration
Ordinary shares or securities granting
a claim to shares of the Company at maturity
through subscription, conversion, exchange,
redemption, presentation of a warrant
or other (d)	6 billion (b)	1 billion (c)	26 months	July 14, 2009
Shares reserved for employees	–	150 million	26 months	July 14, 2009
Restricted shares / Ambition 2012 Plan (e)	–	0.7% of share
		capital (f)	38 months	July 14, 2010
(a) Independant ceiling.
(b) The face value of debt instruments associated with the issue of securities may not exceed the global upper limit of 6 billion euros. This upper limit is separate and distinct from the amount of the securities that give the right to grant debt securities (ceiling of 2 billion euros).
(c) The face value of the capital increase may not exceed the global upper limit of 1.5 billion euros.
(d) Including the issue of ordinary shares or securities for up to 10% of the share capital in accordance with the terms and conditions determined by the shareholder meeting, in the event of a public offer initiated by the Company, in consideration for contributions in kind for up to 10% of the share capital, or as result of a securities issue by subsidiaries of AXA.
(e) Existing shares and/or issued shares. (f) At the date on which restricted shares are granted by the Management Board.

OTHER LEGAL

INFORMATION

Annual Information Document Pursuant to Article 222-7 of the AMF General Regulation, the Annual Information Document below mentions all the information published by	the Company or otherwise publicly disclosed in
the course of the last 12 months, in one or more
states that are party to the Agreement on the
European Economic Area (EEA) or in one or more
countries outside the EEA for the purpose of
abiding by its legal or regulatory disclosure
obligations pertaining to financial instruments.

Information published for the last 12 months	Sources of Information (Internet links etc…)
Press releases	www.amf-france.org www.axa.com
2006 off to a good start with very strong 1Q06 activity indicators (05/11/2006)
AXA announces the squeeze-out of the minority shareholders of AXA Konzern AG and other streamling operation s in Germany (05/15/2006)
AXA announces the signing of a definitive agreement to cede AXA RE’s business to Stone Point Capital (06/06/2006)
AXA to acquire Winterthur for CHF 12.3 billion (€7.9 billion) (06/14/2006)
AXA announces the successful completion of its euro 4.1 billion capital increase to finance part of the Winterthur acquisition (07/11/2006)
AXA Award for Corporate Social Responsibility 2006 (07/11/2006)
Strong First Half 2006 results (08/03/2006)
Philippe Donnet is appointed Group regional Chief Executive Officer of the AXA Japan & Asia-Pacific region (08/16/2006)
AXA launches its 2006 employee share offering (Shareplan 2006) (08/21/2006)
Winterthur Integration / Future CEOs of the Business Units (09/07/2006)
AXA announces its 2006 employee share offering subscription price (Shareplan 2006) (09/19/2006)
Winterthur Integration/Chief Executive Officer appointments in the Mediterranean and Japan Asia Pacific regions (10/02/2006)
Climate change: What are the corporate risks and opportunities? (10/03/2006)
Alfred Bouckaert, Chief Executive Officer of the Northern & Eastern Europe Region is appointed to the AXA Management Board (10/12/2006)
AXA to acquire Alpha Insurance – Long term bancassurance agreement with Alpha Bank (10/16/2006)
AXA to hold today an investor conference “On the road to Ambition 2012” (10/18/2006)
First nine months 2006 activity indicators confirm strong top-line growth momentum (11/08/2006)
AXA announces the successful completion of its first mortality risk securitization transaction (11/13/2006)
Total subscription up by 23.4% in AXA’s 2006 employee share offering (11/28/2006)
AXA has priced US$ perpetual deeply subordinated notes for a total amount of approximately euro 1.1 billion. Successful completion of the Winterthur financing (12/11/2006)
AXA has completed the acquisition of Winterthur (12/22/2006)
AXA has completed the sale of AXA RE’s business (12/22/2006)
AXA calls meetings of holders of each of its 2014 and 2017 convertible bonds to insert in their terms and conditions a final conversion date (12/27/2006)
AXA to sell Winterthur US property & casualty operations to QBE Insurance Group for a total consideration of US$1.8 billion (01/04/2007)
AXA has eliminated the dilutive impacts of its 2014 and 2017 convertible bonds (01/12/2007)
2006: Another year of strong top-line performance (02/01/2007)

Information published for the last 12 months	Sources of Information (Internet links etc…)
AXA: very strong full year 2006 performance – Winterthur Group: results for the year 2006 (US Gaap) (02/22/2007)
AXA announces the acquisition of Kyobo Auto Insurance (03/15/2007)
3rd Edition of the AXA Retirement Scope (03/22/2007)
AXA and BMPS join forces in the Italian bancassurance and pensions market (03/23/2007)
AXA: strong value creation in 2006 (04/10/2007)
AXA Group Executive Committee welcomes two new members (04/11/2007)
Bulletin of Required Legal Notices Publications (BALO)	www.journal-officiel.gouv.fr
2005 Annual Financial Statements after shareholders’ meeting (04/21/2006)
Erratum to the publication of 21/04/2006 (05/01/2006)
Turnover 1st quarter of 2006 (05/15/2006)
Voting powers (05/15/2006)
2005 Annual Financial Statements after shareholders’ meeting (05/22/2006)
Notice to the Shareholders. Increase of the share capital in cash with preferential subscription rights maintained (06/16/2006)
Notice to the holders of convertible bonds 2.5% 2014 and 3.75% 2017 (les “Convertibles bonds”). Increase of the share capital with preferential subscription rights maintained (06/19/2006)
Notice to the holders of convertible bonds 2.5% 2014 and 3.75% 2017 (les “Convertibles bonds”). Ajustment of the conditions of conversion of the convertibles bonds (07/19/2006)
Voting powers as of July, 13 2006 (07/28/2006)
Turnover 2nd quarter of 2006 (08/11/2006)
2006 Half Year Financial Statements (10/18/2006)
Turnover 3rd quarter of 2006 (11/13/2006)
Notice to the holders of convertible bonds – expiration 2014 & 2017 (12/27/2006)
Turnover 4th quarter of 2006 (02/09/2007)
Notice of Convening (Shareholders’ Meeting 05/14/2007) (03/14/2007)
Notice of Meeting (Shareholders’ Meeting 05/14/2007) (04/06/2007)
Documents filed with the Registry (Greffe)	www.infogreffe.fr
Extract of the minutes of the Shareholders’ Meeting of 04/05/2006 regarding the appointment of a new member of the Supervisory Board (06/02/2006)
Extract of the minutes of the Shareholders’ Meeting of 04/05/2006 regarding the financial authorisations (05/18/2006)
Bylaws as at 06/05/2006 (06/15/2006)
Extract of the minutes of the Management Board of 06/05/2006 regarding the increase of the share capital (06/15/2006)
Bylaws as at 06/12/2006 (06/19/2006)
Extract of the minutes of the Management Board of 06/12/2006 regarding the increase of the share capital (06/19/2006)
Bylaws as at 07/07/2006 (08/04/2006)
Decision of 07/07/2006 regarding the increase of the share capital (08/04/2006)
Bylaws as at 07/17/2006 (08/04/2006)
Extract of the minutes of the Management Board of 07/17/2006 regarding the increase of the share capital (08/04/2006)
Extract of the minutes of the Supervisory Board of 10/11/2006 regarding the new Management Board (11/09/2006)
Bylaws as at 11/27/2006 (12/15/2006)
Extract of the minutes of the Management Board regarding the increases and decrease of the share capital (12/15/2006)
Bylaws as at 01/22/2007 (02/01/2007)
Extract of the minutes of the Management Board regarding the increase of the share capital (02/01/2007)
Documents at the disposal of the Shareholders	Headquarters 21, avenue Matignon 75008 Paris
Ordinary and Extraordinary General Meeting – May 4, 2006
A copy of the “BALO” dated March 17, 2006 containing the Notice of Meeting
A copy of the “BALO” dated April 7, 2006 and a copy of a Legal Advertisement Newspaper “La Gazette du Palais”dated April 7, 2006 containing the Notice of Convening
A copy of the convening file sent to the shareholders as well as all documents at the disposal of the shareholders (D133 and D135)

Information published for the last 12 months	Sources of Information (Internet links etc…)
Copies and acknowledgement of receipts of the recorded delivery letters sent to the auditors
The attendance sheet signed by the present members
The shareholders’ proxies to a person
Les vote proxies by correspondence
The 2004 financial statements (“BALO” dated April 21, 2006)
The Management Board Report
The Report of the Chairman of the Supervisory Board
The Supervisory Board comments on the Management Board Report
The Auditors’ reports
The project of resolutions
A copy of the Bylaws
Transactions on AXA shares	www.axa.com www.amf-france.org
Disclosure of trading in the Company’s shares by its directors
05/01/2006 Kip Condron 11/10/2006 Henri de Castries
06/23/2006 Claude Brunet 11/14/2006 Denis Duverne
07/13/2006 Norbert Dentressangle 11/15/2006 Jacques Tabourot
07/13/2006 Michel Pébereau 11/27/2006 François Pierson
07/13/2006 Jacques Tabourot 11/27/2006 Claude Brunet
07/13/2006 Jean-René Fourtou 11/27/2006 Henri de Castries
07/13/2006 Henri Hottinguer 11/27/2006 Denis Duverne
07/13/2006 Henri de Castires 11/27/2006 Jacques Tabourot
07/13/2006 Gérard Mestrallet 11/27/2006 Alfred Bouckaert
07/13/2006 François Pierson 11/27/2006 Kip Condron
07/13/2006 David Dautresme 12/01/2006 Henri de Castries
07/13/2006 Denis Duverne 12/01/2006 Denis Duverne
07/13/2006 Claude Bébéar 12/06/2006 Denis Duverne
08/09/2006 Denis Duverne 12/15/2006 Claude Brunet
08/10/2006 Henri de Castries 12/18/2006 François Pierson
08/28/2006 Henri de Castries 12/19/2006 François Pierson
09/19/2006 Jacques Tabourot 12/20/2006 Claude Bébéar
10/10/2006 Jacques Tabourot 12/22/2006 Claude Bébéar
10/13/2006 Kip Condron 01/25/2007 Léo Apotheker
11/02/2006 Claude Brunet 02/23/2007 Norbert Dentressangle
Disclosure of trading in own shares by the Company
April 10 to April 13, 2006
Six month reports on AXA’s liquidity contract
As of June 30, 2006 As of December 31, 2006
Disclosures of share ownership thresholds	www.amf-france.org
Disclosure made by AXA Assurances IARD Mutuelle (01/08/2007)
Disclosure made by Mutuelles AXA (01/09/2007)
Disclosure made by AXA Assurances Vie Mutuelle (01/29/2007)
Disclosure made by Mutuelles AXA (01/29/2007)
Official public notice of shareholders’ agreement clauses	www.amf-france.org
Shareholder’s agreement between AXA and Schneider (05/15/2006)
Documents published abroad (20-F / 6-K)	www.sec.gov
Form 6-K for April 2006: Press release issued on May 11, 2006 by AXA, announcing its activity indicators for the first quarter 2006
Form 6-K for June 2006: Press release issued on June 6, 2006 by AXA announcing the signing of a definitive agreement to cede AXA RE’s business to Stone Point Capital
Free Translation of AXA’s French Document de Referencefor the year ended December 31, 2005 filed with the AMF (the French stock exchange regulatory authority) on April 13th, 2006
Press release issued on June 14, 2006 by AXA announcing the signing of a definitive agreement to acquire Winterthur
Press Release issued on June 14, 2006 by AXA, announcing the launch of a capital increase in the amount of approximately €4.1 billion
Notice issued on June 21, 2006 by AXA to all U.S. holders of AXA ordinary share options and
AXA ADR options describing the effect on such U.S. holders of the recently announced capital increase and suspension of the right to exercise AXA ordinary share options

Information published for the last 12 months	Sources of Information (Internet links etc…)
Questions and Answers notice issued on June 21, 2006 by AXA to all U.S. holders of AXA ordinary share options and AXA ADR options describing the effect on such U.S. holders of the recently announced capital increase and suspension of the right to exercise AXA ordinary share options
Form 20-F (submitted as of June 29, 2006)
Form 6-K for August 2006: Press Release issued on August 3, 2006 by AXA, announcing strong first half 2006 results
Form 6-K for October 2006: Press Release issued on October 12, 2006 by AXA, announcing the appointment of Alfred Bouckaert to the AXA Management Board
Press Release issued on October 16, 2006 by AXA announcing that it has entered into an agreement with Alpha Bank to acquire its insurance subsidiary, Alpha Insurance
Press Release issued on October 18, 2006 by AXA, announcing the investor conference “On the Road to Ambition 2012” to be held on October 18, 2006
Form 6-K for November 2006: Press Release issued on November 8, 2006 by AXA, announcing the first nine months 2006 activity indicators
Form 6-K for December 2006: Press Release issued on December 27, 2006 by AXA, announcing that it has called meetings of holders of each of its 2014 and 2017 convertible bonds
Form 6-K for January 2007: Press Release issued on January 4, 2007 by AXA, announcing its sale of Winterthur US Property and Casualty Operations to QBE Insurance Group
Form 6-K for February 2007: Press Release issued on February 1, 2007 by AXA, announcing its 2006 activity indicators
Press Release issued on February 22, 2007 by AXA, announcing its consolidated earnings for the full year 2006
Form 6-K for April 2007: Press Release issued on April 10, 2007 by AXA, announcing its 2006 Life and Savings embedded value and its 2006 Group embedded value.

Documents pertaining
to the Company may be
consulted at:

AXA Legal Department 21, avenue Matignon

– 75008 Paris (France):

– The articles of association;

– The reports and other documents prepared by
any expert at the Company’s request, any part
of which is included onto or referred to in this
Annual Report (Document de Référence);

– The parent company financial statements as
well as the consolidated financial statements
for each of the two financial years preceding
the publication of this Annual report
(Document de Référence).

Material contracts

For the last two years, AXA has not entered into
any material contract, other than contracts
entered into in the ordinary course of business,
that contain any provision under which the Group
has any material obligation or entitlement.

Anticipated sources of
funds needed to finance
the principal investments
in progress or future

Investments under way or to come will be
financed by the Group’s usual and recurrent
means of funding.

PricewaterhouseCoopers Audit	Mazars & Guérard
63, rue de Villiers	Exaltis - 61, rue Henri Régnault
92208 Neuilly-sur-Seine Cedex	92075 Paris-La Défense Cedex
Special report of the Statutory Auditors
on regulated agreements and commitments
(for the year ended December 31, 2006)
This is a free translation into English of the Statutory Auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 Paris

To the Shareholders,

In our capacity as Statutory Auditors of AXA, we
hereby submit our report on regulated
agreements and commitments.

Agreements and commitments authorized
during the 2006 fiscal year:

In accordance with Article L.225-88 of the
French Company Code, we were informed of
the agreements and commitments that were
subject to the prior approval of your Supervisory
Board.

It does not fall within the scope of our
assignment to ascertain the potential existence
of other agreements and commitments but
rather, on the basis of the information that was
supplied to us, to inform you, the shareholders,
of the relevant features of those agreements of
which we were informed. It is not our
responsibility to express an opinion on the utility
or merits of such agreements. Pursuant to
Article R-225-58 of the French Company Code,
you are asked to form an opinion on the
relevance of such agreements for the purpose of
approving them.

We performed our work in accordance with the
professional standards applicable in France:
those standards require that we plan and
perform the review to obtain reasonable
assurance about whether the evidence
supporting the information in our possession is
consistent with that information.

With Schneider On May 15, 2006, and after authorization on
December 21, 2005 by the AXA Supervisory
Board, the AXA Group (the AXA Mutuelles,
AXA and its subsidiaries) and the Schneider
Group entered into an agreement that provides
for the maintenance of minimal cross-
shareholdings. Under the terms of this
agreement, the AXA Group undertakes to hold
at least 2,583,300 shares of Schneider stock
and the Schneider Group undertakes to hold at
least 8,816,681 shares of AXA stock. The
number of shares held under this cross-
shareholding agreement will be adjusted as
needed to reflect the impact of capital
transactions, including but not limited to free
allotments of stock or share tenders involving
the same company (stock splits, business re-
combinations, etc.). In addition, the parties have
consented to a reciprocal repurchase option in
the event of a hostile takeover attempt on either
AXA or Schneider.

In force for a period of one year as of the date of
signature, this agreement is renewable
automatically for successive periods of one year
thereafter, unless one of the two parties decides

to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
(Autorité des Marchés Financiers) on May 31, 2006.

We hereby inform you that Mr. Henri Lachmann
is a member of the Supervisory Board of the
AXA Group and Chairman of the Supervisory
Board of Schneider Electric.

Agreements and commitments approved in prior
fiscal years that remained in force in 2006:

Pursuant to the Article R-225-31, we were
informed that the following agreements,
approved in prior fiscal years, remained in force
in 2006:

With France Telecom
AXA Technology Services (as the Principal),
AXA (as the Guarantor) and France Telecom
entered into an agreement on December 15,
2003, after the Supervisory Board granted its
authorization on December 10, 2003. This
agreement entrusts the management of all
AXA Group communications networks
worldwide to a single global provider, and
contains a clause committing to expenditures
totaling approximately 280 million euros over the
term of the agreement (six and a half years
starting from July 1, 2003). It also provides for a
contract performance guarantee from AXA to
France Telecom on behalf of AXA Technology
Services, the amount of which is capped at
50 million euros, and the term of which is the
term of the aforementioned agreement.

With the BNP Paribas Group
On December 15, 2005 and after authorization
on June 29, 2005 by the AXA Supervisory
Board, the AXA Group (AXA and its subsidiaries)
and the BNP Paribas Group entered into
an agreement that replaces the one in force
since September 12, 2001 (and amended on
October 26, 2004).

The new agreement maintains the existing
provisions in terms of minimal and stable cross-
shareholdings (the AXA Group undertakes
initially to hold at least 43,412,598 shares of
BNP Paribas stock; the BNP Paribas Group
undertakes initially to hold at least
61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact
of capital transactions, including but not limited
to free allotments of stock or share tenders
involving the same company (stock splits,
business re-combinations, etc.), and capital
increases involving either BNP Paribas or AXA),
and also provides for a reciprocal repurchase
option in the event of a hostile takeover attempt
on either AXA or BNP Paribas.

In force for a period of five years as of the date
of signature, this agreement is renewable
automatically for an initial period of two years
and for successive periods of one year
thereafter, unless one of the two parties decides
to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
(Autorité des Marchés Financiers) on
December 21, 2005.

Neuilly-sur-Seine and Courbevoie, April 10, 2007
The Statutory Auditors
PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

96
97

FINANCIAL INFORMATION

99
DESCRIPTION OF BUSINESS

133
INVESTMENT STRATEGY AND CAPITAL RESOURCES

143
RISK FACTORS

169
ACTIVITY REPORT

249
CONSOLIDATED FINANCIAL STATEMENTS

441
OTHER FINANCIAL SUPLEMENTARY INFORMATION

98
99

DESCRIPTION OF BUSINESS

100
AXA: A LEADER IN FINANCIAL PROTECTION

104
LIFE & SAVINGS SEGMENT

118
PROPERTY & CASUALTY SEGMENT

125
INTERNATIONAL INSURANCE SEGMENT

129
ASSET MANAGEMENT SEGMENT

132
OTHER FINANCIAL SERVICES SEGMENT

AXA:

A LEADER IN FINANCIAL PROTECTION

The Company is the holding company for AXA,
a worldwide leader in financial protection.
Based on available information at December 31,
2006, AXA was one of the world’s largest
insurance groups, with consolidated gross
revenues of €78.8 billion for the year ended
December 31, 2006. AXA is also one of the
world’s largest asset managers, with total assets
under management as at December 31, 2006 of
€1,315 billion, including assets managed on
behalf of third party clients in an aggregate
amount of €689 billion. Based on available
information at December 31, 2005 and taking
into account banking companies engaged in the
asset management business, AXA was the
world’s 5th largest asset manager[1].

AXA operates primarily in Western Europe,
North America, the Asia Pacific region and, to a
lesser extent, in other regions including in
particular the Middle East and Africa. AXA has
five operating business segments: Life &
Savings, Property & Casualty, International
Insurance, Asset Management, and Other
Financial Services (including banks). In addition,
various Holding companies within the AXA
Group conduct certain non-operating activities.

The diversification of the AXA operations is key
to improve its efficiency. Operating in different
segments, AXA benefits from the mutualization
effect of different natures of risk exposure. For
instance, mortality risks are partly offset by
longevity risks, insurance risks by financial risks.
In addition, geographic diversification of
localized risk reduces the volatility of claims
experience, thus limiting the cost of economic
capital needed to support the solvency of the
AXA Group.

Financial protection:
a business with a strong
human dimension

In today’s globalized and complex world, AXA
believes that people feel a greater need for
protection against the risks they face. This is
why AXA describes its business as “Financial
Protection” and seeks to provide customers
with advice and solutions to accompany them
throughout their lives.

Assisting customers in all
phases of their lives
The business of Financial Protection covers all
of the Group’s activities and includes life and
savings insurance, property and casualty
insurance, asset management, assistance and
liability. It also includes AXA’s personalized
approach to its customers: AXA seeks to
accompany clients throughout their lives,
managing their risks, both personal and
business-related, and assets.

A long-term business in
a growing market

AXA believes that factors such as the ageing
population, increasing health risks and
healthcare costs, need for retirement funding,

(1) Source: AXA from Pensions & Investments, Watson Wyatt Global 500 survey.

the rising severity and frequency of natural
catastrophes, financial market uncertainty, and
terrorism tend to make people more averse to
risk and therefore increase demand for
protection. AXA is working hard to understand
this demand, in order to meet it more effectively.
Besides, these evolutions are opening up
attractive development opportunities for the
Group.

Becoming the “Preferred
Company”

As a worldwide leader in Financial Protection,
AXA has set for itself in 2005 the target of
becoming the “Preferred Company” for its
customers, employees and shareholders. AXA is
developing projects as part of its “Ambition
2012” program aiming at improving the quality
of its advice and services, product innovation,
distribution network development and improved
operational efficiency in all its business
segments.

Improving service quality

AXA believes that improvement in service
quality will increase customer satisfaction.
AXA considers that in-depth knowledge of its
customers needs at key stages of their
relationship with AXA will foster quality of
service.

Constantly improving
technical expertise

AXA’s sustainability and profitability are related
to its expertise in three areas: risk underwriting,
claims handling and asset and capital
management. These skills allow AXA to offer
adapted-priced products to its customers while
generating adequate returns.

Reinventing products
and adjusting the offer

AXA is convinced that customers are attracted
and retained by innovative and competitive
products designed to meet their evolving needs.
AXA’s approach to innovation is therefore based
on identifying these needs and creating
products to address them.

Developing distribution
networks

Distribution networks are the starting point of
AXA’s relationship with its customers.
Distribution channels’ quality and efficiency
determine AXA’s ability to become the
“Preferred Company” for the customers. Ease of
access and initial contact with AXA employees
often determine the customer’s view of the
company. AXA’s distribution strategy combines
strengthening traditional channels and
developing new ones, such as the internet,
telephone platform and partnerships. AXA
entities around the world try to enhance their
distribution strategy by adopting best practice
and successful initiatives developed in other
countries.

Enhancing operational
efficiency

To improve quality while keeping a firm control
of costs, AXA is trying to simplify and adapt its
processes and organization. In claims handling,
costs are limited by tight control over
information technology expenditure, measures
to reduce claims leakage and anti-fraud
initiatives. Going forward, AXA plans to develop
its procurement policy to leverage its size to
reduce costs and improve customer service
through its service partners.

A balance between
organic growth and
acquisitions

AXA’s strategy focuses on Financial Protection,
the development of three core business lines,
Life & Savings insurance, Property & Casualty
insurance and Asset Management, and a
targeted presence in the world’s main markets.
In fulfilling this strategy, the Group favors a
balance between acquisitions and organic
growth.

In this context, AXA fosters growth by making
acquisitions in key markets. For example, in a
consolidating industry, the Winterthur
acquisition is intended to strengthen AXA’s
position in five key European countries and
gives it a greater presence in fast-growing
markets, particularly in Eastern Europe and
Asia. Winterthur’s activities complement and
reinforce AXA’s distribution networks and
product range, and increase its geographical
diversification.

The table below summarizes certain key
financial data by segment for the last three
years.

						(in Euro million, except percentages)
AXA ACTIVITY INDICATORS AND EARNINGS	Years ended December 31,
	2006		2005			2004
			Restated (a)	Published		Restated (a)	Published
Consolidated gross revenues
– Life & Savings	50,479	64%		45,116	63%		42,344	63%
– Property & Casualty	19,793	25%		18,874	26%		17,852	27%
– International Insurance	3,716	5%		3,813	5%		3,363	5%
– Asset management	4,406	6%		3,440	5%		3,084	5%
– Other financial services	381	–		428	1%		387	1%
CONSOLIDATED GROSS REVENUES	78,775	100%		71,671	100%		67,030	100%
Annual Premium Equivalent (b)	6,234			5,476			4,807
New Business Value (c)	1,501			1,138			895
Underlying earnings (d)
– Life & Savings	2,325	58%	1,931	1,931	59%	1,563	1,563	59%
– Property & Casualty	1,453	36%	1,346	1,346	41%	1,102	1,102	42%
– International Insurance	131	3%	68	68	2%	138	138	5%
– Asset management	508	13%	396	396	12%	300	300	11%
– Other financial services	51	1%	67	67	2%	23	23	1%
– Holdings	(457)	-11%	(471)	(549)	-17%	(396)	(489)	-19%
UNDERLYING EARNINGS	4,010	100%	3,337	3,258	100%	2,730	2,637	100%
Net capital gains	1,130		944	850		679	705
Adjusted earnings (e)	5,140		4,281	4,108		3,409	3,342
Exceptional operations (including discontinued operations)	196		(72)	(72)		10	10
Goodwill and other related intangible impacts	(24)		(13)	(13)		(41)	(41)
Profit or loss on financial assets (under fair value option) & derivatives	(226)		122	149		416	428
NET INCOME	5,085		4,318	4,173		3,793	3,738
(a)  Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.
(b)  Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is group share.
(c)  New Business Value: The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year.
(d)  Underlying earnings correspond to adjusted earnings excluding net realized capital gains attributable to shareholders.
(e) Adjusted earnings represent the net income (group share) before: (i) The impact of exceptional operations (primarily change in scope, including restructuring costs related to a newly acquired company during the considered accounting period), ii) Goodwill and other related intangible impacts, and (iii) Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets (including all impacts of foreign exchange including the ones related to currency options in earnings hedging strategies, but excluding derivatives related to insurance contracts evaluated according to the “selective unlocking” accounting policy).

The table below sets forth the total assets managed by AXA’s entities, including assets managed on behalf of third parties:

			(in Euro million)
AXA’S TOTAL ASSETS UNDER MANAGEMENT	At December 31,
	2006 (a)	2005	2004
AXA
AXA (general account assets)	449,099	353,346	313,548
Assets backing contracts with financial risk borne by policyholders (Unit-linked)	176,562	141,410	112,387
Sub-total	625,661	494,756	425,935
Managed on behalf of third parties (b)	689,004	575,117	445,524
TOTAL	1,314,665	1,069,872	871,459
(a) Winterthur (acquired on December 22, 2006) represents €104 billion of total assets under management. (b) Including Mutuelles AXA.

The table below sets forth AXA’s consolidated gross revenues by segment for each of	its major geographic markets for the years indicated:

BREAKDOWN OF AXA’S GROSS REVENUES	At December 31,
	2006		2005		2004
	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)	Segment contribution (%)	Market contribution to total Segment (%)
TOTAL GROSS REVENUES (IN EURO MILLION)	78,775		71,671		67,030
Life & Savings	64%		63%		63%
France		29%		29%		27%
United States		30%		31%		30%
United Kingdom		9%		5%		6%
Japan		10%		10%		13%
Germany		7%		8%		8%
Belgium		5%		6%		5%
Southern Europe		3%		3%		3%
Other countries		7%		7%		7%
Property & Casualty	25%		26%		27%
France		26%		27%		27%
Germany		14%		15%		16%
United Kingdom (including Ireland)		24%		23%		25%
Belgium		8%		8%		8%
Southern Europe		16%		16%		16%
Other countries		13%		11%		8%
International Insurance	5%		5%		5%
AXA RE (a)		–		38%		31%
AXA Corporate Solutions Assurance		45%		42%		45%
AXA Cessions		2%		2%		3%
Assistance		17%		14%		14%
Others (a)		36%		4%		7%
Asset management	6%		5%		5%
AllianceBernstein		67%		72%		75%
AXA Investment Managers		33%		28%		25%
Other Financial Services	0%		1%		1%
French banks		15%		15%		26%
German banks		6%		6%		6%
AXA Bank Belgium		77%		78%		67%
Others		3%		1%		1%
(a) Transfer (in 2006 only) of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in “Others”), following the sale of AXA RE activities to Stone Point Capital.

LIFE & SAVINGS
SEGMENT

AXA offers a broad range of Life & Savings
products, including individual and group
investment and savings products, as well as life
and health products for both individuals and
commercial clients. The Life & Savings segment
accounted for €50.5 billion or 64% of AXA’s
consolidated gross revenues for the year ended	December 31, 2006 (2005: €45.1 billion or 63%
respectively). The table below summarizes AXA’s Life &
Savings consolidated gross revenues and gross
insurance liabilities by geographic region for the
periods and as at the dates indicated:

						(in Euro million, except percentages)
	AXA’s gross revenues Years ended December 31,							Gross insurance
	2006		2005		Proforma (b)	2004 As published		liabilities at December 31, 2006 (d)
France	14,797	29%	13,228	29%	11,538	11,538	27%	109,149
United States (a)	15,389	30%	13,940	31%	12,847	12,847	30%	107,408
Japan	5,027	10%	4,735	10%	5,526	5,526	13%	28,899
United Kingdom	4,292	9%	2,395	5%	2,420	2,420	6%	101,396
Germany	3,681	7%	3,585	8%	3,499	3,499	8%	53,238
Belgium	2,512	5%	2,734	6%	2,188	2,188	5%	22,003
Southern Europe	1,357	3%	1,439	3%	1,333	1,333	3%	12,056
Others (b)	3,424	7%	3,059	7%	2,829	2,993	7%	67,739
Australia and New-Zealand	1,254	2%	1,225	3%	1,153	1,153	3%	10,704
Hong Kong	1,041	2%	831	2%	734	734	2%	6,076
TOTAL	50,479	100%	45,116	100%	42,180	42,344	100%	501,886
Of which:
Gross written premiums	48,786		43,496			41,103
Fees and charges relating to investment contrats with no participating feature	608		509			417
Other revenues (c)	1,084		1,111			824
(a)  MONY was acquired on July 8,2004, and represents €980 million in 2004 and €1,381 million in 2005 of the revenues recorded.
(b)  Proforma 2004 takes into account the impacts of the following changes in scope: – As of January 2005, Turkey was fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, revenues would have been €61 million higher.
– As of December 1, 2004, in the Netherlands, sale of the Health portfolio (€149 million), and transfer of the Disability activity from Life & Savings to Property & Casualty (€76 million). 2004 revenues would have been €225 million lower if Health and Disability activity had been excluded.
(c)  Includes revenues from other activities (mainly commissions and fees on mutual funds sales).
(d) Winterthur represents €87,328 million of total gross insurance liabilities, of which €34,800 million in Switzerland.

						(in Euro million)
	Annual Premium Equivalent (a)			New Business Value (b)
	2006	2005	2004	2006	2005	2004
France	1,231	1,075	951	202	157	103
United States	1,922	1,700	1,482	424	284	232
Japan	651	589	505	431	364	279
United Kingdom	1,134	817	713	100	72	51
Germany	287	270	387	90	29	74
Benelux	348	381	315	124	115	58
Southern Europe	143	140	125	23	27	27
Others	519	504	330	106	91	69
Australia and New-Zealand	420	428	268	38	32	21
Hong Kong	100	75	62	68	59	47
TOTAL GROUP SHARE	6,234	5,476	4,807	1,501	1,138	895
(a) Annual Premium Equivalent (APE): Measure of new business volume. Represents 100% of regular premiums + 10% of single premiums, in line with EEV methodology. APE is group share.
(b) New Business Value: The value of new business issued during the current year consists of the Value In Force of new business at the end of the year plus the statutory profit result of the business during the year.

Markets and competition

In the Life & Savings segment, AXA operates
primarily in Western Europe (including France,
the United Kingdom, Germany, Belgium and
Southern Europe), the United States and Japan.
In addition, AXA offers investments and savings,
and life and health products in other countries,
such as Australia and New Zealand, but also in
Asia (notably Hong Kong, Singapore, and
China), in Europe (including the Netherlands,
Luxembourg, Switzerland and Turkey) and in the
Middle East. The products in these markets are
offered through various distribution channels,
including exclusive agents, salaried sales
forces, brokers and independent financial
advisers, and bank networks. See the
“Distribution channels” section below.

The nature and level of competition vary among
the countries in which AXA operates for all the
types of individual and group Life & Savings
products sold by AXA. Many other insurance
companies offer similar products to those
offered by AXA, and, in some cases, also use
similar marketing techniques. In addition, AXA
may compete with banks, mutual fund
companies, investment advisers and other
financial institutions for sales of savings-related
investment products and, to a lesser extent, life
insurance products.

The principal competitive factors affecting the
Life & Savings business include:

– size, strength and quality of the distribution channels, in particular the quality of advisors,

– range of product lines and product quality,
feature functionality and innovation,

– price,

– quality of service,

– investment management performance,

– historical levels of bonuses with respect to
participating contracts,

– crediting rates on fixed products,

– reputation, visibility and recognition of brand,

– quality of management,

– ratings for an insurer’s financial strength and
claims-paying ability (at December 31, 2006,
the main Life & Savings entities of the AXA
Group (excluding Winterthur) were rated AA by
Fitch Ratings, AA – by Standard & Poor’s and
Aa3 by Moody’s, which enable them be part of
the companies with very strong ratings for
financial strength), and

– changes in regulations that may affect the
policy charge structure relating to commission
and administrative charges.

In 2006, local insurance market’s growth was
impacted by a number of factors. The ageing
population and the continuing shift of financial
responsibility from governments to individuals
are worldwide factors that have increased the
demand in the retirement market for new

products and the need for advisory related
services. In addition, the global economic
growth fuelled the demand for wealth
management services.

The integration of the European markets, the
opening of emerging markets in Asia and
Central and Eastern Europe, and regulatory
changes in certain countries toward more
transparent tariffs and fees, intensified the
competition level, reduced development
prospects and hindered profitability.

As a result, AXA has developed and will
continue to develop local answers in response
to the needs of its customers taking into
account the current local business environment.

The table below presents the main Life &
Savings insurance markets in which AXA
operates ranked by worldwide gross revenues in
2005, along with AXA’s estimated ranking (by
market share).

LIFE & SAVINGS	Based on worldwide gross revenues in 2005
	Country Statistics (a)		AXA (b)
COUNTRIES	Ranking	% revenues	Ranking	% revenues
United States	1	25%	4(c)	8%
Japan	2	19%	14	2%
United Kingdom	3	12%	8(d)	5%
France	4	8%	3	9%
Germany	6	5%	8	4%
Belgium	11	2%	4	11%
Southern Europe
– Spain	16	1%	14	2%
– Italy	5	5%	13	1%
– Portugal	24	1%	8	2%
(a) Source: Swiss Re, Sigma report 2006 “World insurance in 2005”.
(b) Source AXA, mainly based on national insurance association data for each specific country.
(c) Relates to variable annuity products.
(d) Based on new business APE.

For more detail on markets please refer to the
“activity report” section.

Customer relationship

In 2006, AXA Group had approximately
52 million customers worldwide. The
breakdown of AXA customers was as follows:
for Life & Savings and Property & Casualty
businesses approximately 33 million in Europe,
9 million in Asia/Pacific, and 5 million in
North America, and approximately 4 million
customers for AXA’s Asset Management companies.[1]

AXA targets both individual and commercial
customers. Individual customers pertain to

all the socio-economic categories, and
include families with or without children,
employees and retirees. Commercial customers
include mainly small and medium-sized
enterprises (SMEs).

In France, AXA organization is driven by clients:
individual customers on the one hand
(approximately 8 million customers), and
commercial clients on the other hand,
(approximately 200,000 companies). AXA has
developed a segmented approach to customer
relationship based on the category of clients,
using specific scoring tools to retain clients with
high added value as well as to enhance cross-
selling.

In the United States, AXA targets primarily
affluent and emerging affluent individuals such
as professionals and business owners, as well

(1) Source: AXA.

as employees of public schools, universities,
not-for-profit entities and certain other tax-
exempt organizations.

In the Belgian market, in 2006, approximately
50% of the households had at least one
insurance or banking product with AXA[1].

AXA Japan’s customer base has been built on
strong relationships within the chambers of
commerce (CCIs) market, with exclusive
partnerships with more than 70% of CCIs
nation-wide. Within CCIs, two distinct
customers can be identified, on the one hand,
the companies that need efficient savings
products and group insurance coverage for
their employees, and, on the other hand,
the individuals looking for a broad range of
personal insurance products. Employees and
retirees of large corporations are another
significant customer segment with sales,
predominantly medical, coming through regular
solicitations.

Survey of customer needs and
customer retention
To acquire more detailed information about
customer needs and expectations, which may
differ from one country or region to another, AXA
conducts regular customer scope surveys to
measure satisfaction. The results of these
surveys are used locally to identify and address
customer concerns through targeted actions,
but also to measure customer satisfaction levels
and retention. AXA believes that the last survey
conducted shows a significant improvement of
the overall customer satisfaction with 84% of
AXA customers that are extremely and very
satisfied in 2006 versus 81% in 2005[1].

In 2006, various initiatives were implemented
throughout the AXA Group to improve retention
and increase value of AXA customer base.
These initiatives include a cross-selling strategy,
pro-active direct marketing campaigns and
dedicated call centre teams.

In France, scoring tools have been developed in
order to have specific marketing approaches
based on the category of clients to meet the
customer expectations. As a consequence,
AXA, in France, has strongly committed itself
toward its distribution channels to help them
improve customer relationship and enhance
their client service level, increasing for instance
exclusive agent support with dedicated
customer service platform.

Quality of Service stands at the core of
AXA Belgium strategy; concrete actions to
become “best in class” have been initiated in
2006 and will be pursued to become the
“Preferred Company”.

In Germany, AXA’s redesign of the underwriting
process aimed at establishing a cycle time
within AXA underwriting departments of
maximum 4 days for 93% of all application
forms[1]. AXA believes this improvement was
perceived positively by AXA clients.

In Australia and New Zealand, AXA improved
its quality of customer service by developing
faster, more accurate and more reliable service
processes. For instance, in 2006, AXA
implemented a 2 day service level in portfolio
administration services to improve the client and
adviser experience and increase reliability
– target is 95% of service requests actioned
within 2 days, 95% of the working days in the
year[1]. In addition, AXA is training its customer
service staff to better handle the customer
issues that fall outside AXA standard processes
and hence turn potential problems into
opportunities to strengthen customer
relationships. Customer retention is also a
focus, through proactive direct marketing
campaigns targeting customers considered to
be “at risk,” as well as through dedicated call
centre teams that respond to particular
customer enquiries.

(1) Source: AXA.

Targeting mass affluent customers
and retirees
As a result of the market opportunities
opened by regulatory changes, the ageing
population, increasing risk aversion, and
economic expansion, AXA has decided to
focus more specifically on certain segments
of individual customers, including mass
affluent individuals and retirees. In addition,
specific approaches to markets were pursued
depending on local and historical context
wherever it was seen as opening
opportunities.

In the United States, variable and interest-
sensitive insurance is targeted at individuals in
middle-to-upper income levels for protection
and estate planning purposes, business owners
to assist in, among other things, business
continuation planning and funding for executive
benefits, and professional and trade
associations.

In the United Kingdom, AXA’s individual
clients are concentrated in higher socio-
economic groups, typically investing in short-
term bonds or in the long-term pension policies.
During 2006, AXA invested significantly to
improve its offering to individuals including
launching an open architecture offering to
widen investment choice (including “self
investment”). AXA also targets individuals
who require financial protection against
events such as illness or death, as well as
older clients from lower socio-economic groups
with policies that cover funeral expenses
upon death.

In Germany, within life and health, AXA
has identified the medical sector as a
strategic target with a profitable and affluent
customer group. Special tariffs and product
features are designed according to the
particularities of this target. Moreover, a
specialized tied agent organization with a
separate label “Deutsche Ärzteversicherung”
gives AXA a preferred access to this customer
group.

Products and services

AXA’s Life & Savings products include a
broad range of investments and savings, and
life and health products marketed to individuals
and commercial clients, the latter in the
form of group contracts. The Life & Savings
products offered by AXA include term life,
whole life, universal life, endowment,
deferred annuities, immediate annuities,
and other investment-based products.
The health products offered include critical
illness and permanent health insurance
products. The types and specificities of
the products offered by AXA vary from market
to market.

Product types by nature of risk
Investment and savings products include:

– Deferred annuities, which may be purchased
with either a single premium or regular
premiums. A deferred annuity has two distinct
periods: an accumulation period and an
annuity payment period. Typically, more
flexibility is permitted in premium payments
for longer deferred periods. The premium can
be invested in the general account of the
company, or in a choice of unit-linked funds.
Also known as variable annuities in the United
States, these products often include optional
guarantees (for a fee) such as guaranteed
minimum income – or annuity – benefit
(GMIB), guaranteed minimum death benefit
(GMDB) and guaranteed minimum withdrawal
benefit (GMWB).

– Pure savings, which provide investment return
to policyholders, while AXA bears the
investment risk.

– Universal savings, which is the same as
universal life but has no significant death
benefit component. See below for a
description of universal life products.

Life products include:

– Term assurance, which provides a death
benefit for a limited period of time.

– Whole life products, which provide a death
benefit over a person’s entire lifetime or to a
certain age, such as age 95 or 100, as long as
the required premiums are paid.

– Universal life products, which are all
unbundled products that include a significant
death benefit component. Funds can be
invested in unit linked and / or general
accounts.

– Endowment products, which pay a level death
benefit for a limited period of time or to age
65. An endowment benefit is paid at the end
of that period if the insured is still alive.

– Disability products, which pay a benefit in
case of disability. The benefit can be a lump
sum, or a percentage of the income paid over
a specified period of time.

– Immediate annuity products, which are usually
single premium products with no previous
accumulation period, which promise regular
payments for a fixed period of time or over
someone’s lifetime.

Health products offer reimbursement of medical
expenses or provision of medical services.

Mutual funds offered by insurance companies
are open-ended funds operated by an
investment company, which raises money from
its shareholders and invests in a group of
assets, in accordance with a stated set of
objectives.

Participating contracts
Certain of AXA’s Life & Savings products are
participating contracts, which enable the
policyholders to participate in the excess assets
over liabilities (the surplus) of the insurance
company issuing the contract through an
interest or bonus payment. AXA offers this
type of participating contracts in most of its
main Life & Savings operations. The
policyholder may participate in the investment
return and/or in part of the operating profits
earned by the issuing company. The nature
and extent of such participation vary from
country to country.

Contracts with financial risk borne
by the policyholders (unit linked)
In general, for contracts with financial risk
borne by the policyholders, the investment risk
(and reward) is transferred to the policyholder
while the issuing company earns fee income
from managing the underlying assets. However,
there may be certain types of unit linked
products that offer guarantees, such as
guarantees of minimum living benefits or
death benefits.

New products and Commercial
successes
To attract and retain clients, especially in the
strategic segments identified, AXA has
developed new solutions to meet the needs of
the targeted customer groups. In addition, new
products have been designed to support AXA’s
cross-selling strategy and thus improve client
retention and enhance value for the clients.
Recently, a range of successful or innovative
products was launched in AXA’s main markets.
Some of them are adaptations to the local
context of successful experience abroad such
as “Twinstar” in Germany derived from the
US Accumulator product which is a variable
annuity product with enhanced guarantee
features.

In France, AXA offers a full range of products for
individual and commercial customers, and
enhanced its product offering in 2006 with the
launch of new individual products, such as
“Arpèges”, which is an universal life product
with a large range of funds, services and
guarantees, and “Prêt-à-Protéger”, which is a
protection product distributed through the tied
agents’ channel with a promising start. The
universal life product “Odyssiel” and the life
product “Héliade”, launched through the
salaried sales force, appear to be commercial
successes. Commercial business is mainly
driven by group products with large companies,
which are tailor made contracts addressing
each corporation main issues.

In the United States, AXA is among the
country’s leading issuers of variable annuity and
variable life insurance products. Variable annuity
and variable life insurance products offer
customers the opportunity to invest some or all
of their account values in various separate
account investment options.
A significant portion of the variable annuities
sold by AXA offer one or more enhanced
guarantee features in addition to the standard
return of principal death benefit guarantee.
Such enhanced guarantee features may
include an enhanced guaranteed minimum
living benefits such as GMIB and GMWB.
GMIB is the predominant guaranteed
minimum living benefit elected by AXA’s
customers.

In the United Kingdom, “Investment Bonds”, a
pure savings product written both in the United
Kingdom and offshore, provide packaged
investment solutions to individuals with a tax
efficient Life & Savings insurance wrapper.
Product innovation and wide investment choice
have made AXA a UK market leader in offshore
Investment Bonds.

AXA Japan has a long established and leading
share of the profitable medical insurance
market, through a wide range of products such
as Medical Term, Medical Whole Life and
Medical Rider. Similarly, in life business, a wide
range of term products are purchased by AXA
SME clients. Over the past few years AXA’s
savings product range has expanded to include
a number of new and innovative variable
annuities to support AXA’s expansion into the
bancassurance market. These products have
been developed in collaboration with other
companies within the AXA Group (for example,
AXA Financial for the “Accumulator” variable
annuity).

In Germany, AXA has improved its
competitiveness with the launch of Twinstar, the
first variable annuity product with living benefits
in Germany. The product concept allows a clear
differentiation from competition by offering

guarantees that are tailored to the client needs.
The product won an innovation award by
Cash Magazin[1] in 2006. The product is sold by
the German branch of AXA Life Europe and
has been positioned in the market successfully
as a complement to the existing product offer.
The Twinstar launch was an example of the
successful transfer of local expertise around the
AXA Group.

In Southern Europe, AXA has launched
easy to sell packaged products, such as
“ticket life”, a simple life product with only
one question required to underwrite.
AXA Italy was the first company to introduce
a “double engine” investment and savings
product for both regular and single premiums,
which allows the policyholder to switch
between unit linked and general account
investment.

In Australia and New Zealand, AXA has
leveraged the capabilities of the global group
and local multi-manager expertise to build a
market offering that is differentiated by its
breadth of investment styles and asset classes,
and by its quality. This capability has been
recognized through high research house ratings
and awards such as the Money Management
2005 Fund Manager of the Year in Australia and
the Fundsource Research 2006 Fund Manager
of the Year for New Zealand equities and for
International Fixed Interest in New Zealand. In
advice, AXA continues to be a leader in the
provision of lifestyle financial planning and
quality financial advice[2].

In Hong Kong, using the experience of AXA
in Australia, AXA launched the first true
multi-manager investment platform in
Hong Kong, Elite MPF, as part of AXA MPF
retirement offer, in early 2005. In recognition of
the market leading nature of Elite MPF, AXA
received the Asian Investor magazine “MPF
Master Trust of the Year Award” for 2006. In
July 2006, AXA extended its multi-manager
proposition to the retail unit trust offers, which
allows individual customers to invest their

(1) Financial Advisor Award granted by Cash media Group in August/September 2006 issue.
(2) Source: AXA, in 2006.

monies in the multi-manager platform in a more flexible manner. The table below presents consolidated gross revenues (after inter-segment eliminations) and	gross insurance liabilities by major product for the periods and as of the dates indicated for AXA’s Life & Savings segment.

			(in Euro million, except percentages)
LIFE & SAVINGS SEGMENT	Gross revenues by main product lines Years ended December 31,						Gross insurance liabilities
	2006		2005		2004		at December 31,
							2006 (a)
Investment & Savings	29,349	60%	25,392	58%	22,627	55%	237,278
Individual	26,319	54%	22,783	52%	20,368	50%	206,980
Group	3,031	6%	2,609	6%	2,259	5%	30,297
Life contracts (including endowment contracts)	13,031	27%	11,775	27%	11,891	29%	153,895
Health contracts	4,468	9%	4,387	10%	4,552	11%	12,772
Other	1,938	4%	1,942	4%	2,033	5%	14,014
Sub-total	48,786	100%	43,496	100%	41,103	100%	417,959
Fees and charges relating to investment contracts with no participating feature	608		509		417		57,243
Fees, commissions and other revenues	1,084		1,111		824
Liabilities arising from policyholder’s participation							24,734
Unearned revenues and unearned fees reserves							2,080
Derivatives relating to insurance and investment contracts							(130)
TOTAL REVENUES AND LIABILITIES	50,479		45,116		42,344		501,886
Of which:
Contracts with financial risk borne by policyholders (Unit linked)	18,793	39%	13,216	30%	7,696	19%	176,113
UK "With-Profit" business	941	2%	953	2%	1,034	3%	30,681
(a) Winterthur represents €87,328 million of total gross insurance liabilities.

UK “With-Profit” business
A participating contract, specific to the United
Kingdom and known as the “With-Profit”
contract, was offered by AXA Sun Life until
2002. Under “With-Profit” contracts, the
policyholders are entitled to receive a share of
the profits arising from the invested
policyholders’ premiums which includes regular
bonuses and terminal bonuses. The regular
bonuses are designed to provide a return to the
policyholder through a periodic increase in
benefits and are credited to the policyholder.
Once credited, regular bonuses are guaranteed
to be paid at maturity, death or as otherwise
specified in the policy. Terminal bonuses, which
are not guaranteed in advance of payment are
designed to provide policyholders with their
share of total investment performance and other
experience of the fund (including expenses,

mortality experience and income taxes) over
several periods. Terminal bonuses can represent
a significant portion of the total amount paid at
maturity or upon surrender prior to maturity and
are at the discretion of the board of directors.

Following policyholder and court approvals, in
2001 AXA Equity & Law underwent a financial
reorganization whereby the life insurance funds
were transferred to AXA Sun Life and
fundamentally restructured. A portion of the
assets that accumulated over the years (which
we refer to in this Annual Report as the
“inherited estate”) were attributed to AXA as the
shareholder, less a portion allocated to the
“With-Profit” policyholders in the form of a
reorganization bonus, based on the number
of eligible policyholders that elected in favor of
this plan.

Distribution channels

AXA distributes its products through
exclusive and non-exclusive channels that
vary from country to country. Exclusive
channels include exclusive agents, salaried
sales forces and direct sales including mail,
telephone and internet. Non-exclusive
channels include brokers, independent
financial advisors, aligned or wholesale
distributors and partnerships including financial,
especially banks, and non financial such as
car dealers.

Exclusive agents are individuals or firms
commissioned by a single insurance company
to exclusively sell its products on its behalf. Tied
agents are a typical example of exclusive
agents.

Salaried sales forces are salespeople employed
by a single insurance company (or an affiliated
company) to exclusively sell the company’s
products.

Direct marketing relates to all sales made
through mail, telephone, and internet.

Brokers are independent firms who negotiate
with insurance companies on behalf of
customers. As opposed to exclusive agents
they can work with different insurance
companies.

Independent financial advisors are individuals or
firms who provide financial advice to customers
and negotiate related policies with insurance
companies on behalf of customers.

Aligned distributors are independent individuals
or firms who have chosen AXA to provide them
with a full range of dealership services. They
negotiate, on behalf of customers, policies of
various insurance companies among a range of
products selected by AXA.

Partnerships are sales agreements between
an insurance company and another company

from the financial services industry,
especially banks, or from another industry
such as car dealers. The insurance company
and its partners might be involved in a joint-
venture.

The distribution network is the starting point of
the relationship with customers. Ease of access
and initial contact with AXA employees often
determine the customer’s view of the company.
AXA’s distribution strategy focuses on
strengthening traditional channels and
developing new ones, such as the internet,
direct selling and partnerships. Staff hiring,
retention of veteran staff, professionalism
and commercial performance are the main
initiatives to strengthen distribution channels.
To face more volatile and more demanding
customers, AXA considers that the
diversification of distribution channels improves
the opportunities to create contact with the
AXA customer base.

AXA also takes into account the characteristics
of each local market. For instance, the Belgian
market is dominated by bank-insurers.
As a result, AXA has developed a multi-channel
distribution strategy relying mainly on
three distribution channels: its own network of
bank agents acting as brokers, brokerages and
its small exclusive insurance agent’s network.
AXA also diversifies its distribution through
partnerships.

In France, the salaried sales force is the main
contributor to the individual business, whereas
brokers are mainly distributing group products.
In 2006, to attract professionals and mass
affluent customers, AXA reinforced its dedicated
life specialist tied agents sales force. This
channel continued to grow at a fast pace in
2006 and contributed to approximately 10% of
individual savings premiums. AXA increased
agent support with dedicated customer service
platform. AXA continues to reinforce its links
with independent financial advisors whose
development outperforms the market. This
channel contributed to 10% of individual
savings premiums.

In the United States, AXA distributes products
directly to the public through financial
professionals associated with AXA Advisors
and AXA Network. These financial professionals
also have access to and can offer a broad array
of products and services from unaffiliated
insurers and other financial service providers.
AXA also distributes its annuity and life
insurance on a wholesale basis through
AXA Distributors to third-party national and
regional securities firms, independent financial
planning and other broker-dealers and banks.
In the past few years, AXA has focused on
the expansion of the planner channel, a fast
growing independent financial advisor
distribution channel. AXA continues to
implement a comprehensive approach
toward this channel through increasing staff,
continued product innovation, enhancing
services and increased frequency and quality
of the contact.

In the United Kingdom, AXA relies mainly on
the independent financial advisor distribution
channel, where it holds a 6.9% market share[1]in 2006. In 2006, AXA invested heavily in relationship management, including the
launch of innovative advisor tools enabling
the advisor to model asset risks and returns.
It assists the independent financial advisor
in delivering strategic asset allocation advice
to customers. During 2006, AXA also
announced the acquisition of Thinc Destini,
an independent financial advisor network,
which AXA expects will strengthen AXA’s
distribution presence in the United Kingdom,
build its advisory capabilities and allow it
to take a stake in another part of the
insurance value-chain. AXA also has a small
tied advisor network in the United Kingdom
selling AXA products and a distribution
agreement with a major United Kingdom
mortgage provider.

In Japan, AXA has a well-established, balanced
and diversified distribution model. AXA
Advisors, a salaried sales force channel and
the largest distribution channel of AXA in Japan,
has strong relationships within the small and

medium-sized enterprises and Chambers of
Commerce (CCI) market focusing on medical
and savings products. To reinforce growth,
AXA Advisors have launched a number of
initiatives aimed at increasing new recruits,
improving retention and boosting productivity.
AXA also targets the rapidly expanding
bancassurance market via a range of innovative
variable annuity products. Whilst a relatively
new area of focus, customers looking
to purchase insurance from mega and
smaller independent financial advisors are
catered for via the AXA Agent and AXA
Corporate channels.

In Germany, AXA sells its products through a
variety of distribution channels: tied agents,
brokers, banking and insurance partnerships
and salaried sales force. To reach one of its
strategic target groups, the medical sector, AXA
had, as of 2006, 330 specialized tied agents
offering life and non-life products for the
medical sector. In recent years, AXA has
broadened its distribution base with increasing
sales through brokers, banks and corporation
partners in addition to tied agents. A new
important partnership with the SEB-Bank
started to operate in January 2007. In an effort
to attract and retain distributors, AXA also
optimized the application process by direct
routing, case-ownership and direct feedback to
the brokers and agents. With respect to health
products, this allows AXA to guarantee same-
day processing for all applications coming in
before noon[2].

In Southern Europe, exclusive networks are
developing strongly, owing to organic growth
initiatives (mass trainings of agents,
advertisement of investments on direct channel),
as well as external growth (recruitment of new
agencies). As far as non-exclusive networks are
concerned, the strategy is focused on the
development of distribution partnerships with
banks.

In Australia, AXA has developed a diversified
distribution capability, including owned advice
practices (ipac, Tynan Mackenzie and Monitor

(1) Souce: ABI (Association of British Insurers).
(2) Source: AXA, in 2006.

Money), aligned advisers (AXA Financial
Planning and Charter Financial Planning) and
independent financial advisers. Similarly, AXA’s
distribution capability in New Zealand includes
owned advice practices (Spicers), aligned
advisers, brokers, banks and partnerships. The
owned advice practices are the largest of their
type in each country, while the aligned networks
are ranked # 5[1] in Australia and # 2[2] in
New Zealand, in terms of number of advisers.
AXA has developed a number of “industry first”
programmes to recruit new advisers, establish
new advice practices, support the growth of
existing adviser practices and increase adviser
productivity. AXA is also actively acquiring
practices and transitioning them to the ipac
model.

In July 2006, AXA Hong Kong launched a pilot
of the new “Network” distribution channel.

“Network” is a semi aligned channel targeting
middle tier advisers. It represents a first step
for AXA Hong Kong toward introducing a
dealership practice model alongside its existing
agency force. AXA Advisers, a leading non-bank
salaried channel in Hong Kong, continued to
be one of the highest productivity salaried
channels in Hong Kong. AXA is now building
AXA Financial Planning, a salaried financial
planning team targeting the wealth management
needs of local small and medium-sized
enterprises.

The split by distribution channels used by AXA’s
principal Life & Savings operations, based on
consolidated gross revenues for the years
ended December 31, 2006 and 2005, is
presented below:

BASED ON GROSS WRITTEN PREMIUMS IN 2006	Agents, salaried salesforce, direct sales and marketing	Intermediaries / independent advisers / brokers	Other networks, including, corporate partnerships and bank networks
France	51%	42%	7%
United States	56%	18%	26%
Japan (a)	54%	–	46%
United Kingdom (b)	21%	75%	4%
Germany	50%	37%	13%
Belgium	–	99%	1%
Southern Europe	75%	12%	13%
(a) Based on APE. (b) Gross written premiums under IFRS overweight the share of agents, salaried salesforce and direct sales and marketing in the United Kingdom.

BASED ON GROSS WRITTEN PREMIUMS IN 2005	Agents, salaried salesforce, direct sales and marketing	Intermediaries / independent advisers / brokers	Other networks, including, corporate partnerships and bank networks
France	57%	35%	9%
United States (c)	59%	30%	11%
Japan (a)	64%	–	36%
United Kingdom (b)	28%	64%	8%
Germany	48%	39%	13%
Belgium	3%	90%	7%
Southern Europe	67%	13%	19%
(a) Based on APE.
(b) Gross written premiums under IFRS overweight the share of agents, salaried salesforce and direct sales and marketing in the United Kingdom.
(c) In 2006, there was a realignment of wholesale distribution channels in the US, resulting in an inconsistent classification between 2005 and 2006. If 2005 has been restated, the “intermediaries” share would have been 14% and the “other networks” 27%.

(1) Money Management Top 100 dealer Groups Survey, June 2006.
(2) Source: AXA, estimation at December 2006.

Surrenders and Lapses

For most Life & Savings products, fees and
revenues are accrued over time, while costs to
the issuing company in the first year are higher
than costs in subsequent years due to first year
commissions and the costs of underwriting and
issuing a contract. Consequently, the rate of
policies remaining in-force and not lapsing, also
known as the “persistency rate”, plays an
important role in profitability. The majority of
individual Life & Savings products issued by
AXA may be surrendered for a cash surrender
value. Most of the individual Life & Savings

products issued by AXA have front-end charges
to the policyholder (or subscription fees), which
are assessed at the inception date of the
contract and/or surrender charges (charges
assessed in the case of early surrender). Both
front-end charges and surrender charges are
intended to offset a portion of the acquisition
costs.

Total surrenders and lapses for 2006, and the
ratio of surrenders and lapses to gross
surrenderable insurance reserves at the
beginning of the periods indicated are presented
below:

	Years ended December 31,
	2006	2006	2005	2004
	Total surrenders & lapses (in Euro million)	Surrender & lapse ratio
		%	%	%
France	6,074	6.9%	6.6%	6.8%
United States (a)
– Individual life	1,268	4.2%	4.2%	4.9%
– Individual retirement	6,211	9.2%	8.6%	8.2%
Japan (b)	1,912	7.4%	8.0%	10.9%
United Kingdom	7,507	12.0%	8.9%	8.4%
Germany	416	2.2%	2.2%	2.7%
Belgium	486	4.0%	4.2%	3.5%
Southern Europe	593	8.4%	6.7%	5.3%
– Spain	215	6.7%	6.1%	5.1%
– Italy	327	12.1%	8.3%	6.6%
– Portugal	51	5.2%	4.5%	4.2%
(a) Amounts reported for the US operations exclude lapses and institutional assets backing contracts with financial risk borne by the policyholders (Unit-Linked) (€347 million in 2006).
(b) Including conversions in Japan.

Changes induced by the Fourgous law in France
have led to a marginal increase in the surrender
and lapse rate as it gave the opportunity to
policyholders to switch their Life & Savings
contract backed by the general account to a
unit-linked contract while retaining the fiscal
benefits of their previous contract.

In the United Kingdom, the simplification of
pension legislation (A day) in 2006 encouraged
policyholders to take the opportunity to review
their product holdings. This led to an increase in
surrender rates in pension products, resulting in

an increase in the total surrender and lapse rate
from 8.9% in 2005 to 12.0% in 2006.

In Japan, the main drivers for the improvement
in lapses and surrenders are lower conversions
and lower group pension transfers. Almost
offsetting these are higher surrenders mainly
driven by the maturation of the inforce portfolio
of contracts.

In Southern Europe, the unfavorable experience
in surrender rate was mainly due to the market
interest rate increase in 2006.

Value drivers

The in force portfolio in the Western European
markets where AXA operates is mainly
composed of investment and savings products
with discretionary participation features,
generating an investment margin linked to the
spread, expressed in basis points, between
investment returns and returns credited to
policyholders.

Due to its strategic orientation toward mass
affluent customers, fee-based business
represents a growing share of the new business,
especially with the development of unit-linked
products. AXA believes that the profitability of
this business is mainly dependent on the levels
of reserves that are driven by sales volumes and
returns on financial markets.

Life and health businesses generate mortality
and morbidity margins that flow through
technical margin.

The level of costs is an additional factor that
drives value. AXA considers that enhancing
operational efficiency is key in order to deliver
value to shareholders and to be able to offer
price competitive products to its customers.
Procurement is actively contributing to the
overall level of savings, while controlling
supplier risks and securing quality of service.
For instance, in Germany, various initiatives
were launched in 2006, aimed at continuously
improving operational efficiency, ranging from
tighter procurement policy, smoother and more
stable operational processes through
reengineering, and improvements in efficiency
for information technology (IT) resources usage.
AXA Germany was distinguished by an external
benchmark[1] as a top 5 best practitioner in the IT
cost control. In Japan, AXA’s earnings are
strongly driven by fees and revenues notably
due to the strong presence in the profitable
medical insurance market. Reinsurance,
predominantly internal, is being increasingly
used to manage the innovative guarantees

developed as part of the variable annuity
products. In Australia / New Zealand, by
operating across the value chain, AXA aims to
capture margin at each stage. For financial
advice, clients pay either a fee for service or a
product-based commission. For wealth
management products, platforms and asset
management, clients pay fees based on asset
values, along with some fixed administration
charges. Aligned advisers pay for support
services provided by AXA through a
combination of fixed and variable dealer service
fees. A range of initiatives was implemented to
improve business process efficiency, notably
through migrating processes to AXA Business
Services (offshore facilities in India). For
instance, on-going IT costs are being reduced
through a phased migration to lower cost
infrastructure and through software vendor
rationalization.

Impacts of Winterthur
acquisition

AXA believes that the Winterthur acquisition
should complement and strengthen AXA’s
distribution channels and product range, while
further increasing AXA’s geographic
diversification, by both strengthening AXA’s
European franchise and increasing its presence
in certain high growth markets.

In the Swiss market, AXA should gain a leading
position (Winterthur was # 2 in Life & Savings in
20052), supported by a network of approximately
1,500 tied agents.

In Germany, the aggregation of Winterthur and
AXA’s market positions would have placed the
combined company in the sixth position with a
market share of 5% in Life & Savings and of 7%
in Health[3]. The number of tied agents should
increase by more than 1,500 to more than

(1) This benchmark study compares 29 German insurance companies. Benchmarking is done yearly by the Boston Consulting Group.
(2) Source: AXA.
(3) Source: AXA, estimates based on 2005 data.

4,600. AXA believes it will benefit from DBV
Winterthur’s very good reputation and expertise
in the civil servants market with respect to
health products.

The acquisition of Winterthur should reinforce
AXA # 4 Belgium market position in a
concentrated market, the 5 major players
accounting for 75% of the market[1].

In the United Kingdom, AXA expects to benefit
from Winterthur’s access to the growing high net
worth market and a range of retirement and
investment solutions with an innovative open
charging structure distributed via top tier
advisers. AXA believes that Winterthur’s
commercial benefits’ business provides an
industry-leading solution for the employee
benefits’ market. In total, AXA believes that
Winterthur could increase AXA’s new business
market share. The aggregation of Winterthur and

AXA’s market position would have placed the
combined company in the seventh position in
2005[2] (versus # 8 for AXA alone.)

AXA also expects to gain access to Winterthur’s
high growth pension operating platforms in
Central and Eastern Europe, in particular in
Poland, the Czech Republic, Hungary and
Slovakia.

In Asia, AXA believes that Winterthur will bring
complementary activities notably in Japan,
Hong Kong and China. In Japan, AXA and
Winterthur have a good complementary fit. The
aggregation of Winterthur and AXA’s market
position would have placed the combined
company in the eighth position based on new
business[3]. The Winterthur’s tied agent channel,
with its strong presence in major cities, is
expected to complement AXA Advisors’ strong
and established presence in regional areas.

(1) Source : AXA, estimate based on 2005 data.
(2) Source : AXA, estimate based on 2005 NBI data.
(3) Source: “Statistics of Life Insurance Business in Japan, 2005” published by Insurance Research Institute (April 2005 to March 2006).

PROPERTY & CASUALTY
SEGMENT

AXA’s Property & Casualty segment offers a
broad range of products including motor,
household property and general liability
insurance for both personal and commercial
customers, targeting mainly small to medium
sized companies, and in certain countries
health products[1]. The Property & Casualty
segment accounted for €19.8 billion, or 25% of
AXA’s consolidated gross revenues for the year

ended December 31, 2006 (2005: €18.9 billion
or 26% respectively).

The table below summarizes AXA’s Property &
Casualty consolidated gross revenues (after
inter-segment eliminations) and gross insurance
liabilities by geographic region for the periods
and as at the indicated dates.

						(in Euro million, except percentages)
PROPERTY & CASUALTY SEGMENT	Gross revenues Years ended December 31,							Gross insurance
	2006		2005		Proforma (b)	2004 Reported		liabilities at December 31, 2006 (d)
France	5,187	26%	5,070	27%	4,895	4,895	27%	10,816
Germany	2,745	14%	2,785	15%	2,796	2,796	16%	6,025
United Kingdom (& Ireland) (b)	4,721	24%	4,393	23%	4,360	4,469	25%	7,177
Belgium	1,511	8%	1,451	8%	1,430	1,430	8%	6,761
Southern Europe	3,152	16%	3,012	16%	2,901	2,901	16%	6,619
Others (c)	2,477	13%	2,163	11%	1,924	1,361	8%	8,887
TOTAL	19,793	100%	18,874	100%	18,305	17,852	100%	46,286
Of which:
Gross written premiums	19,741		18,831			17,810
Other revenues	52		43			42
(a) Proforma 2004 takes into account the impacts of the following change in scope: – In United Kingdom, the right to renew UK Personal Direct business was sold to RAC in October 2004. In 2004, revenues from this activity amounted to €110 million.
– In Others countries, as of January 2005, Turkey, Hong Kong and Singapore are fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, other countries 2004 revenues would have been €487 million higher.
– As of December 1, 2004 the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries 2004 P&C revenues would have been €76 million higher if disability had been included.
(b) Winterthur represents €9,525 million of total gross insurance liabilities, of which €4,760 million in Switzerland.

For the ten-year loss development of
the Property & Casualty claims reserves,
see Note 14 included in the consolidated
financial statements. Key ratios for Property &
Casualty operations are presented in the activity
report.	Market and Competition In the Property & Casualty segment, AXA operates mainly in the main Western European markets, including France, Germany, the United Kingdom, Belgium and Southern Europe (Italy,

(1) For historical reasons, some countries classified health insurance in the Property & Casualty segment, while other countries classified it in the Life & Savings segment. AXA chose to comply with local classification.

Spain and Portugal). AXA offers personal and
commercial Property & Casualty insurance
products in other countries in Europe (including
the Netherlands, Luxembourg, Switzerland and
Turkey), as well as in Canada, Asia (notably
Japan, Singapore, and Hong Kong), the Middle
East, and Morocco.

The nature and level of competition vary among
the countries in which AXA operates. AXA
competes in each of its Property & Casualty
products and geographic markets with other
insurers. In Western European countries, a large
proportion of customers hold one or more
Property & Casualty products. Overall, the
Property & Casualty insurance industry tends to
be cyclical with surplus underwriting capacity
leading to lower premium rates. Throughout
2006, the market cycle softened, which means
that competition tends to increase pressure on
insurance price. Many customers became very
price-oriented when looking for a new insurer.

The principal competitive factors are as follows:

– Price,

– Quality of service,

– Distribution network,

– Brand recognition,

– Ratings for financial strength and claims-paying ability (at December 31, 2006, the main Property & Casualty entities of the AXA Group
(excluding Winterthur) were rated AA by Fitch
Ratings, AA – by Standard & Poor’s and Aa3 by
Moody’s, which enable them be part of the
companies with very strong ratings for
financial strength), and

– Changes in regulations, which may affect
premium rates charged or claims settlement
costs paid.

The table below presents the Property &
Casualty markets in which AXA operates ranked
by worldwide gross revenues in 2005, along
with AXA’s ranking (by market share).

PROPERTY & CASUALTY	Based on worldwide gross revenues in 2005
	Country statistics (a)		AXA (b)
COUNTRY	Ranking	% gross revenues	Ranking	Market share
Germany	2	7%	8	5%
United Kingdom (c)	3	7%	5	6%
France	5	5%	1	16%
Belgium	14	1%	1	16%
Southern Europe
– Spain	8	2%	3	5%
– Italy	6	3%	9	3%
– Portugal (d)	26	0%	3	9%
(a) Source: Swiss Re, Sigma report 2006 “World insurance in 2005”.
(b) Source AXA, mainly based on national insurance association data for each specific country.
(c) United Kingdom, including Health, but excluding Ireland.
(d) Portugal, including health.

For more detail on market description, please
refer to the activity report section.

Customer relationship

For a description of the customer base in the
Property & Casualty segment, please refer to the
“Customer relationship” section in the Life &
Savings segment.

In the Property & Casualty segment, AXA
believes that development of value should take
three directions: development of individual offers
that build on objective socio-demographic
characteristics and recorded behavior, cross-
selling to enhance customer loyalty and added
value, and growth in the SME market.

In France, AXA developed a segmented
approach based on the category of clients,
using specific scoring tools to retain clients
with high added value as well as to enhance
cross-selling.

In the United Kingdom, AXA aims at becoming
leader in the market of insurance services to the
SME market. AXA is in the second year of an
initiative to provide services that consistently
meet customer expectations. In the United
Kingdom, AXA was awarded “Best Personal and
Medical Insurance Provider 2006” in the Your
Money Direct Awards.

In Germany, AXA concentrates on special
initiatives for customers with low risk profiles
and offers a number of targeted group products.
In 2006, AXA introduced rebates for motor
customers which have no records of traffic
infringements. Besides an innovative product
offer, AXA benefits from a good service quality
in terms of claims handling as well as
widespread local organization with competent
contact persons for sales partners leading to
strong customer satisfaction[1].

In Southern Europe, in 2006, notably in Italy,
AXA focused on improving the quality of the
service delivery through an acceleration of the

claims settlement process. In Italy, the last
edition of “Customer Scope” survey highlighted
a progression of overall satisfaction of 7 points
in 2006 compared to 2005.

Products and services

AXA’s Property & Casualty insurance operations
offer a broad range of products including motor,
household, property and general liability
insurance for both personal and commercial
customers, targeting mainly small to medium
sized companies, and, in certain countries,
health products. In addition, AXA offers
engineering services to support prevention
policies in companies.

The table below sets forth consolidated gross
revenues and gross insurance liabilities by major
product for the periods and as at the dates
indicated.

					(in Euro million, except percentages)
PROPERTY & CASUALTY INSURANCE	Gross revenues						Gross insurance
SEGMENT	Years ended December 31,						liabilities
	2006		2005		2004		at December 31, 2006 (a)
Personal lines
Motor	6,595	33%	6,213	33%	5,891	33%	14,835
Homeowners/household	3,042	15%	2,815	15%	2,626	15%	3,059
Other	2,516	13%	2,536	13%	2,359	13%	5,762
Commercial lines
Motor	1,427	7%	1,368	7%	1,244	7%	2,679
Property damage	2,244	11%	2,096	11%	2,031	11%	2,748
Liability	1,404	7%	1,359	7%	1,320	7%	7,136
Other	2,237	11%	2,107	11%	2,008	11%	9,011
Other	275	1%	336	2%	331	2%	872
TOTAL	19,741	100%	18,831	100%	17,810	100%	46,102
Liabilities arising from policyholders’ participation							184
TOTAL							46,286
(a) Winterthur represents €9,525 million of total gross insurance liabilities.

To attract and retain clients, new products are
designed to add value for the clients and
support cross-selling, thus improving client
retention. Recently, a range of successful or
innovative products were launched in AXA’s
main markets.	In France, in personal lines, mainly motor and
household, products are more segmented in
order to better fit all client needs, and focus on
the development of customer loyalty. Several
products were launched in 2006, such as a
dedicated package to owners of more than

(1) Source AXA.

8 year-old cars and household insurance
products for renters. In commercial lines,
development is focused on the liability and
construction business, as well as some niche
products, relying on the expertise of teams and
quality of processes. Priority is also put on
services enabling AXA to strengthen client
loyalty such as prevention pacts in motor and
liability, through, for instance, AXA Prévention, a
non profit organization, which encourages more
responsible driving manners and other concrete
actions to contribute to lowering the car
accident frequency. AXA France pursued the
development of service offerings to small and
medium-sized enterprises such as crisis
management, and developed service
commitments such as claims payments in less
than 72 hours.

In Germany, AXA launched, in retail motor, a
dual product offer in 2002 focusing on both
price sensitive and service-oriented customers,
which has allowed AXA to grow steadily since
then. Targeting SME customers, AXA
introduced, in 2006, a flexible product,
Profischutz, a combined property and liability
product that adapts to the needs of the client
company by choosing the appropriate
components. AXA has also launched a new
combined accident and care annuity product
solutions, a unique market mix.

In Belgium, in commercial lines, new assistance
covers are progressively integrated into all
products. For medium businesses, packaged
products have been customized for specific
professions, for instance the Talisman package
for car repair shops.

In Southern Europe, AXA believes that it should
distinguish itself in the market by developing
innovative services and products such as: in
Spain, access to best European surgeons for a
car accident victim and launch of a new
motorbike product combined with an affinity
club membership, based on the Club 14 offer in
France. In motor, a “pay as you drive” offer,
which is based on GPS technology, has been
developed in Italy. AXA spurs cross-selling
initiatives such as in Spain, aiming at taking

advantage of its strong motor portfolio by
increasing the proportion of clients with
comprehensive motor coverage, at an improved
tariff and with lower commissions. In Portugal,
insurance prices are frozen during 3 years for
clients without claims, aiming at improving client
retention.

Distribution channels

AXA distributes its Property & Casualty
insurance products through a number of
channels that vary from country to country,
including exclusive agents, brokers, salaried
sales forces, direct marketing (mail, telephone
or internet sales) and banks and other
partnerships including car dealers. In Europe,
the same distribution channels are used by both
AXA’s Life & Savings operations and Property &
Casualty operations. For a description of the
distribution channels, please refer to the
“Distribution channels” section in the Life &
Savings segment.

Development of distribution channels is key to
reach targeted customers and overall for the
profitability of the activity.

In France, developing the exclusive agents’
networks is a key element of AXA’s Property &
Casualty distribution strategy driven by a focus
on segmentation and increased professionalism
of selected agents to develop the commercial
business. A new channel through the internet
was launched in 2006, taking advantage of the
Avanssur experience, a direct distribution
channel by phone.

In the United Kingdom, intermediaries remained
a key distribution channel in 2006, and, during
the year, AXA acquired a specialist Personal and
Medical Insurance intermediary, and agreed to
an innovative distribution partnership with a
leading UK retailer for distribution of healthcare
products. As consolidation continued in the
intermediary market in 2006, AXA focused on
growing direct and affinity channels.

In the German market, tied agents are the
dominant sales channel for Property & Casualty
products. Brokers are gaining more importance,
especially in the commercial segment. For AXA
Germany, in the last three years, brokers signed
a growing share of the business in the retail
market. In addition, direct business, especially
via the internet, is growing fast and has become
a relevant sales channel in motor. AXA’s direct
sales channel is responsible for more than 10%
of the motor premiums in 2006.

In Southern Europe, exclusive networks are
strongly developing, owing to organic growth
initiatives including mass training of agents and
advertisement for the direct channel, as well as
external growth such as acquisition of new
agencies.

The split by distribution channel used by AXA’s
Property & Casualty operations, based on gross
revenues for the year ended December 31, 2006
and 2005, is presented below.

BASED ON GROSS REVENUES IN 2006	General agents and salaried sales force	Intermediaries, independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks
France	71%	26%	2%	1%
Germany	47%	45%	4%	5%
United Kingdom (& Ireland)	3%	63%	21%	13%
Belgium	–	98%	–	2%
Southern Europe	66%	24%	6%	4%

BASED ON GROSS REVENUES IN 2005	General agents and salaried sales force	Intermediaries, independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks
France	70%	25%	4%	1%
Germany	45%	43%	4%	8%
United Kingdom (& Ireland)	–	60%	26%	14%
Belgium	–	88%	6%	6%
Southern Europe	65%	25%	5%	4%

Ceded Reinsurance

AXA’s Property & Casualty operations use
various types of reinsurance, primarily to limit
their maximum exposure to catastrophic events,
environmental pollution risks and certain other
types of risks. A growing portion of AXA’s
Property & Casualty insurance exposures are
ceded internally to AXA Cessions, which

organizes external reinsurance programs. Total
gross premiums ceded by AXA’s Property &
Casualty operations to third party reinsurers in
2006 was €1,004 million (2005: €935 million).

In 2006, AXA France launched a securitization
on part of its motor portfolio to take advantage
of the financial capacities in a reinsurance
capacity shortage situation.

Value drivers

AXA believes that long term profitability of the
main Property & Casualty businesses including
motor – individual and commercial – and
household, which are “short tail” businesses,
is driven by the difference between premium
income for assumed risk and the actual cost
of claims, reflected by the loss ratio. In addition
to loss experience, AXA considers that
profitability is sensitive to the expenses related
to contract acquisition and policy management.
On these mass markets, price evolutions
are mainly driven by the demand side.
Besides, AXA believes that the ability to
transfer risks to an external capacity reduces
the volatility of the earnings and improves
the overall profitability of the business.
Therefore, AXA’s ability to share the volatility
of its portfolio with the financial markets
through securitization should be profitable
in the long run.

AXA believes that long tail business, including
workers’ compensation, liability and
construction, is more driven by investment
return, and its contribution to earnings depends
in part on the pace of growth, technical gains
emerging gradually over years.

AXA follows a tight underwriting approach and
implemented various claims management
initiatives: fraud containment, claims leakage
reduction and insurance procurement. The
enhanced productivity of AXA internal
processes and its strong cost management
have led to an improving expense ratio.
Procurement has been involved in many
sourcing and negotiation events leading to
increasing rebates, risk minimization and quality
increase. Various initiatives are targeted at
continuously improving operational efficiency,
ranging from tighter procurement policy,
smoother and more stable operational
processes through reengineering, and
improvements in efficiency for IT resources
usage.

In a context of growing activity, AXA France is
focusing on creating value by improving
productivity, mainly by closely monitoring
the evolution of staff in order to optimize unit
costs, focusing on investments with short
payback and high return, such as repurchase
agreements (Repos) and hedge funds, and
reviewing and optimizing processes mainly
through AXA Way.

In the United Kingdom, AXA’s 24.5% share
in the healthcare market[1] gives it purchasing
power for claims settlement to achieve higher
profitability. Claims restructuring has continued,
focusing on process and system improvements,
delivering a reduction in leakage rates. The
United Kingdom branch transformation program
has better aligned distribution capacity to the
existing geographical market spread, and has
eased efficiencies.

In 2006, despite inflation and owing to claims
management initiatives, AXA Belgium has been
able to maintain the average claims cost at the
2005 level in motor individual lines.

In Southern Europe, the operational model is
based on a shared factory for product
development. Products are sold across a variety
of distribution channels, both exclusive and
non-exclusive. In Portugal, with the acquisition
of Seguro Directo, call centers were optimized
and new technological tools were introduced, to
optimize the quality of service and to ease the
evolution of the processes.

Impacts of Winterthur
acquisition

In the Property & Casualty segment, AXA
expects that the acquisition of Winterthur will
give AXA a leading and profitable position in the
Swiss market (in 2005, Winterthur was # 1 in
Property & Casualty with a market share of

(1) Source: AXA.

20%1). As an all-line insurer, Winterthur offers a
wide range of products, especially in motor and
workers’ compensation.

In addition, AXA believes that the Winterthur
acquisition will enable it to consolidate its
position in three key European countries:

In Germany, the aggregation of Winterthur and
AXA’s market positions would have placed the
combined company in the fourth position with a
market share of 5.6%[2]. AXA expects also to gain
access to the Civil Servants market via
Winterthur’s DBV brand. For the targeted group
of medical practitioners, AXA believes that
Winterthur will help AXA to reach the leading
position in the Property & Casualty market.

In Belgium, the deal should strengthen AXA’s # 1
position in Property & Casualty with a
combined market share of approximately 23%[2].
It also represents an opportunity for AXA to
enter the fast growing Property & Casualty
direct segment with Winterthur’s subsidiary
Touring Assurances, the market’s # 2 direct
distribution channel as of 2005[1].

In Spain, The aggregation of Winterthur and
AXA’s market positions would have placed the
combined company in the # 2 position[2] (versus # 3 for AXA alone).

(1) Source: AXA.
(2) Source: AXA, estimate based on 2005 data.

INTERNATIONAL
INSURANCE SEGMENT

Operations in this segment are principally
focused on reinsurance, large risks, and
assistance. The offered insurance products,
which specifically relate to AXA Corporate
Solutions Assurance, include coverage to
large national and international corporations
mainly relating to property damage, third party
liability, marine, aviation and transport,
construction risk, financial risk, and director and
officer liability. In addition, AXA Liabilities
Managers is the specialized unit in charge
of managing the AXA Group’s Property &
Casualty run-off portfolios including risks
underwritten by AXA RE for all periods prior
to and including 2005. Reinsurance operations
(AXA RE) principally focus on property
damage, third party liability, marine and aviation
property, and third party liability reinsurance.
Operations are 100% reinsured through
Paris Re Holdings Limited for all periods
following 2005.

The businesses of the International Insurance
segment at the end of 2006 are described
below. The International Insurance segment
accounted for €3.7 billion, or 5% of AXA’s
consolidated gross revenues for the year ended
December 31, 2006 (2005: €3.8 billion or 5%,
respectively).

AXA Corporate Solutions Assurance is the
AXA Group subsidiary dedicated to large
Property & Casualty risk insurance for large
European companies, and to aviation and
marine insurance companies worldwide.

AXA Cessions is an intra-group reinsurance
company. Most of the companies within the AXA
Group cede internally some of their major claims

and catastrophic exposure to AXA Cessions
which analyzes, structures and places
reinsurance programs for such risks with third-
party reinsurers. It also provides advice in risk
management and purchase of reinsurance
coverage to AXA Group subsidiaries.

AXA Assistance provides assistance
services including medical aid for travellers,
automobile-related road assistance, home
assistance and health-related services mainly
to banking and insurance companies,
tour operators, telecommunication operators,
gas, water and electricity utilities and
automobile manufacturers. AXA Assistance
has also developed its expertise in the
market of home services and, in France,
distributes “Chèque Emploi Service Universel”
(CESU) to businesses, local authorities
and unions.

AXA Liabilities Managers is the specialized unit
in charge of managing the AXA Group’s Property
& Casualty run-off portfolios. This entity
manages the internal run-off portfolios of AXA
UK, AXA Germany and AXA Belgium, as well as
a number of stand-alone run-off companies of
the “Other International Activities” segment. In
connection with the disposal of AXA’s
reinsurance activities, AXA Liabilities Managers
also started managing the run-off of AXA RE at
the end of 2006.

The table below summarizes AXA’s consolidated
gross revenues and gross insurance liabilities
(gross of reinsurance) for the International
Insurance segment for the periods and as at the
dates indicated.

			(in Euro million, except percentages)
INTERNATIONAL INSURANCE SEGMENT	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at
	2006		2005		2004		December 31, 2006 (b)
AXA RE (a)	–	–	1,451	38%	1,056	31%	–
AXA Corporate Solutions Assurance	1,689	45%	1,605	42%	1,506	45%	4,870
AXA Cessions	56	2%	60	2%	94	3%	200
AXA Assistance	621	17%	549	14%	467	14%	280
Other international activities (a)	1,351	36%	147	4%	240	7%	6,922
Of which
AXA RE	1,217	34%	–	–	–	–	3,534
AXA Liabilities Managers	36	1%	36	1%	124	4%	3,207
AXA Re Life	98	3%	111	3%	117	3%	180
TOTAL	3,716	100%	3,813	100%	3,363	100%	12,271
Of which:
Gross written premiums	3,572		3,668		3,240
Other revenues	144		145		123
(a) Transfer (in 2006 only) of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in “Other international activities”), following the sale of AXA RE to Stone Point Capital.
(b) Winterthur represents €1,163 million of total gross insurance liabilities.

For the ten-year loss development of AXA’s
International Insurance liabilities, see Note 14
included in the financial statements.

Market and competition

AXA Corporate Solutions Assurance. After
several years of rate increases and restructuring
of large corporate insurance programs,
underwriting conditions in the large risk
insurance market softened in 2005 and 2006. In
2006, this trend was also assisted by lack of a
major natural disaster. In Property & Casualty
insurance, AXA Corporate Solutions Assurance
revenues grew significantly in 2006, pursuing its
development in the property insurance business
by targeting risk managed accounts in selected
trade sectors. Growth in revenues was also due
to the development of construction business. In
the marine and aviation markets, despite
pressure on price, growth outlook remained
positive in 2006 considering the ongoing
increase in air traffic worldwide and the
booming shipping industry. AXA believes that
AXA Corporate Solutions Assurance ranks
among the top 5 large European insurance
companies.

AXA Assistance has enjoyed a steady profitable
growth since 2003 and has outperformed its
traditional competitors. However, new business-
to-consumer players specialized in specific
markets with different competitive advantages
were gaining ground on traditional assisters. As
a consequence, AXA Assistance chose to
diversify in home services, a fast growing
market due to a variety of factors including an
ageing population, a higher standard of living,
an increasing proportion of working women and
tax incentives.

Products and services

AXA Corporate Solutions Assurance provides
global insurance programs to large international
corporations that require coverage for all their
locations. AXA Corporate Solutions Assurance
underwrites large insurance risks for large
national and international corporations.
AXA Corporate Solutions Assurance products
cover property damage, liability, construction
risks, motor fleet, marine and aviation. AXA also
offers loss-prevention and risk management
services. In 2006, AXA Corporate Solutions
Assurance focused on developing its worldwide

loss control engineering resources to better
meet client needs for risk management. To
respond to client expectations outlined in a
survey conducted in 2006, AXA Corporate
Solutions Assurance has launched a specific
program called “Commitment to clients” to
improve quality of service with an objective of
operational excellence.

AXA Assistance applies its know-how to both
emergency and daily services and health
management through a new range of health

products and health claims management.
AXA Assistance has developed its expertise in
managing crisis situations, whether they are of a
political nature, health-related or linked to
natural disasters. In July 2006, AXA Assistance
repatriated 1,103 people from Lebanon to Paris
in less than 24 hours.

The table below presents the International
Insurance segment’s gross revenues and gross
insurance liabilities by major product lines for
the periods and as at the dates indicated:

				(in Euro million, except percentages)
INTERNATIONAL INSURANCE SEGMENT	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at
	2006		2005		2004		December 31, 2006 (b)
Property damage	1,132	32%	1,273	35%	1,302	40%	2,288
Automobile, Marine, Aviation	977	27%	1,010	28%	848	26%	3,294
Casualty / Civil Liability	493	14%	488	13%	581	18%	3,935
Other	969	27%	897	24%	509	16%	2,786
TOTAL	3,572	100%	3,668	100%	3,240	100%	12,304
Derivatives relating to insurance and nvestment contracts							(33)
TOTAL							12,271
(a) Winterthur represents €1,163 million of total gross insurance liabilities.

Distribution channels

AXA Corporate Solutions Assurance mainly
distributes its products through international
brokers, but also domestic brokers. Marine and
aviation business is distributed through
specialized brokers.

AXA Assistance mainly operates as a business
to business company although it also uses
direct sales and marketing to sell its products. In
countries in which AXA offers Property &
Casualty insurance products, such as France,
Spain, the United Kingdom and Germany, AXA
distribution networks offer assistance services
in their insurance products. AXA Assistance
aims at integrating service providers and
developing capacities of distribution to final
customers.

Ceded Reinsurance and
retrocession

AXA Corporate Solutions Assurance reviews
annually its exposure to ensure that the risks
underwritten are diversified geographically and
by line of business in order to avoid
concentration risk. In 2006, AXA Corporate
Solutions Assurance ceded €738 million
premiums (2005: €653 million) to third-party
reinsurers.

Also, in 2006, approximately €664 million were
placed externally by AXA Cessions on behalf
of AXA’s insurance subsidiaries (2005:
€717 million).

Value drivers

AXA Corporate Solutions Assurance.
Profitability of the written business is driven by
the difference between premium income for
assumed risk and the actual cost of claims,
which is measured by the loss ratio. The loss
ratio is sensitive to the occurrence of large
claims, especially in the property and aviation
lines of business. Thus, the ability to partly
transfer risks to an external capacity reduces
the volatility of AXA Corporate Solutions
Assurance earnings. To a lesser extent, the loss
ratio is also dependent upon price cycles which
can be of higher amplitude than in personal
insurance markets. In addition to loss
experience, profitability is also driven by the
level of expenses related to contract acquisition,
as well as policy and claims management. Long
tail business (i.e. liability and construction) is
sensitive to asset yields, and its contribution to
earnings depends partly on the pace of growth.

AXA Liabilities Managers focuses on
maximizing the value embedded in the Group’s

run-offs. Key drivers of performance include
claims management, commutations, collection
of reinsurance, asset-liability management and
optimization of capital and management
expenses. The Company has developed specific
skills and expertise tailored to a run-off
environment in each of those areas.

Impacts of Winterthur
acquisition

The acquisition of Winterthur will bring new
talent to AXA Liabilities Managers in the field of
run-off management. This is indeed an area
where Winterthur had developed specific
expertise through their “Closed Portfolio
Management” team. This team will be integrated
into AXA Liabilities Managers and will gain
access to its global platform, enabling to further
optimize the management of Winterthur’s run-
offs.

ASSET MANAGEMENT
SEGMENT

Asset Management is important to AXA, from
both a strategic and profitability perspective.
The development of Asset Management
activities is a key part of AXA’s financial services
strategy, which seeks to capitalize on existing
strengths and expand its client base. This
strategy is based on the belief that its asset
management expertise will enable AXA to
benefit in the future from the expected growth
in savings-related products in the markets in
which it operates. The Asset Management
segment accounted for €4.4 billion of AXA’s
consolidated gross revenues for the year-ended
December 31, 2006 (2005: €3.4 billion).

AXA’s Asset Management companies are
AllianceBernstein and AXA Investment

Managers. The Asset Management companies
manage assets on behalf of retail investors,
private clients and institutional clients as well as
on behalf of companies affiliated with AXA.

AXA has Asset Management specialists’ teams
in each of its major markets: Western Europe,
the United States and the Asia / Pacific region.

The table below sets forth the total assets
managed by AllianceBernstein and AXA
Investment Managers, including assets
managed on behalf of third parties, and the fees
earned by these companies on these assets for
the indicated dates and periods.

			(in Euro million)
AXA ASSET MANAGEMENT SEGMENT	2006	2005	2004
Assets managed by AXA’s asset managers at December 31, (a)
Managed on behalf of third parties (b)	687,965	574,868	445,318
Assets backing contracts with financial risk borne by policyholders	79,419	76,714	66,138
Other invested assets	261,372	271,111	229,331
TOTAL	1,028,756	922,692	740,788
Of which
AllianceBernstein	544,123	490,612	395,453
AXA Investment Managers	484,633	432,080	345,335
Commissions and fees earned for the years ended December 31,
AllianceBernstein	3,102	2,587	2,434
AXA Investment Managers	1,679	1,195	944
SUB-TOTAL	4,781	3,783	3,378
Intercompany eliminations	(375)	(343)	(293)
Contribution to AXA’s consolidated gross revenues	4,406	3,440	3,084
(a) Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group
(including insurance companies) assets under management amounted to €1,315 billion (of which €104 billion linked to Winterthur), €1,070 billion and €871 billion as of
December 31, 2006, 2005 and 2004, respectively.
(b) Including Mutuelles AXA.

Market and
Competition, Products
and services, and
Distribution Channels

AllianceBernstein
AllianceBernstein, through its parent company
AllianceBernstein Holding, is a listed subsidiary
of AXA Financial and is a leading global
investment management firm in the
United States. AllianceBernstein provides
diversified investment management and related
services to individual investors, private clients
and to a variety of institutional clients, including
AXA Financial and its insurance company
subsidiaries (which collectively are
AllianceBernstein’s largest client) as well as
unaffiliated entities such as corporate and
public employee pension funds, endowment
funds, and United States and foreign
governments.

AllianceBernstein provides diversified Asset Management and related services globally to a broad range of clients including:

– Management of assets backing contracts with
financial risk borne by policyholders (unit-
linked), hedge funds and other investment
vehicles for private clients (such as high net
worth individuals, trusts and estates and
charitable foundations),

– Management of mutual funds sponsored by
AllianceBernstein, its subsidiaries and
affiliates for individual investors,

– Management of investments on behalf of
institutional investors, and

– Investment research and advisory services for
institutional investors.

As at December 31, 2006, AllianceBernstein had
€544 billion of assets under management,
including €491 billion of assets managed on
behalf of third party clients (2005: €491 billion
and €431 billion, respectively). Excluding
the exchange rates impact, assets under
management at AllianceBernstein increased
by 24%.

AXA Investment Managers
(“AXA IM”)
AXA IM is a key player in the international
Asset Management business. AXA IM provides
its clients with a wide range of global products
and expertise via mutual funds and dedicated
portfolios. AXA IM’s clients include
(i) institutional investors, (ii) individual investors
to whom products are distributed through
AXA and external distribution networks, and
(iii) AXA’s insurance subsidiaries both for main
fund and unit-linked fund backing insurance
products.

In 2006, AXA IM finalized the full integration of
Framlington’s activities, a UK-based asset
management company specialized in retail unit
trust management. This acquisition gives
AXA IM critical mass and visibility in the UK
retail market.

AXA IM’s worldwide growth is reflected in the
set up of new subsidiaries in 2006 in Qatar, the
Netherlands and Japan.

As at December 31, 2006, AXA IM had
€485 billion of assets under management,
including €197 billion of assets managed on
behalf of third party clients (2005: €432 billion
and €143 billion respectively).

Value drivers

Revenues of asset managers stem from fees on
assets under management. The revenue growth
is driven by, on the one hand, the volume
growth through client attraction and retention,
market performance, optimal expertise
scalability and higher net inflow and, on the
other hand, by margins through innovation,
value added performance products that sustain
the overall margin and optimal focus on key
markets and regions as well as value added
client segments.

Shareholders value is calculated as the
difference between revenues and costs. The
latter can be broken down into four main
categories: sales and marketing, fund
management, middle and back office, and
support.

Impacts of Winterthur
acquisition

AXA believes that the integration of Winterthur’s
business within AXA IM is an opportunity to

grow in the race toward global size.
AXA believes that Winterthur will expand
AXA presence, mainly in Switzerland and
Germany. AXA IM should become a significant
player in Switzerland, with a new management
centre in Zurich and new market for AXA REIM.
AXA considers that Winterthur will also
strengthen AXA fixed income and alternative
expertise, with a new expertise in Swiss Franc
fixed income management and in Swiss real
estate, and the consolidation of AXA asset base
in Hedge Funds.

OTHER FINANCIAL
SERVICES SEGMENT

The operations in the Other Financial Services
segment are conducted primarily in Belgium,
France and Germany. For the years ended
December 31, 2006 and 2005, the Other
Financial Services segment accounted for
€0.4 billion, or around 1% of AXA’s
consolidated gross revenues.

This segment’s operations principally include:

AXA Bank Belgium

AXA Bank Belgium, a subsidiary of AXA
Belgium, offers a comprehensive range of
financial services to individuals and small
businesses and has a network of approximately
950 exclusive independent bank agents, who
also support the sale of products offered by
AXA Investment Managers and of insurance
products offered by AXA Belgium. AXA Bank is
the sixth largest bank in Belgium where the four
largest banks represent 90% of the market[1].

Despite the increase of the long term interest
rates in 2006, the volume of the market of
mortgage loans remained high. Because of the
strong pressure on margins, the market share of
AXA Bank Belgium decreased from 11% to 8%
in 2005[2]. Prepayments decreased but stayed at
a high level as customers switched from
variable formulas to loans with fixed interest
rates. AXA Bank Belgium has increased its
presence in consumer and commercial loans.

While the volume in deposit accounts decreased
for the whole market, the AXA Bank Belgium
portfolio increase was mainly due to the launch
of a new product with a higher base rate.
Certificates of deposit decreased at a lesser
pace in 2005 due to lower maturities.

The number of active current accounts, which is
a strong element in linking a customer to the

bank, increased by 7.1% in 2006 (CAGR of
9.2% over the period 2003-2006).

AXA Banque

Based in Paris, AXA Banque had more than
550,000 registered customers at the end of
2006, with development focused on exclusive
networks (exclusive agents and salaried sales
force) covering 70% of client scope. It offers a
large range of retail banking products including
deposit and saving accounts and consumer
loans.

In 2006, AXA Banque has strengthened its
innovation capabilities with a packaged product
including a remunerating deposit account
(“le Compte Oligo”) and exclusive advantages
for insurance clients. It also launched its own
mortgage loan offer.

AXA Banque’s strategy is to maximize client
retention, develop cross-selling and acquire new
clients, mainly through product innovation,
convenience and service quality of the
combined insurance and retail banking offer.

German Bank

AXA Bank targets private customers, in retail
bank, and is an important element of pensions
and asset management of AXA Germany. The
Bank had approximately 70,000 clients at year-
end 2006, representing an increase of 15%
compared to 2005. The major activities of AXA
Bank are mortgage loans and mutual funds
(funds based asset management or safe
custody services only). These products are sold
exclusively through the tied agent network of
AXA Germany.

(1) Source: AXA, in 2005.
(2) Source: AXA.

132
133

INVESTMENT STRATEGY
AND CAPITAL RESOURCES

134
INVESTMENT STRATEGY

137
LIQUIDITY AND CAPITAL RESOURCES

INVESTMENT
STRATEGY

Significant acquisitions

In 2006
AXA Canada had announced on November 29,
2005, that it had entered into an agreement to
buy Winterthur Canada Financial Corporation,
whose main asset was The Citadel General
Assurance Company (“Citadel”). The
acquisition was financed internally by the AXA
Group. The transaction closed in March 2006.
The purchase price amounted to €221 million,
and the related goodwill to €99 million.

On May 8, 2006, AXA Asia Pacific Holdings
announced it had completed the acquisition of
MLC Hong Kong and MLC Indonesia. Each of
the two purchases was subject to regulatory
approval. Approvals were obtained for both
purchases and completion occurred on terms
consistent with AXA APH’s February 21, 2006
announcement of the proposed purchase. The
purchase price amounted to €340 million.
Related intangibles amounted to €309 million,
of which €115 million of goodwill and
€194 million Value of Business in Force
(net of tax).

On May 15, 2006, AXA announced the squeeze-
out of the minority shareholders of its German
subsidiary AXA Konzern AG, whereby it would
acquire the 3.2% of AXA Konzern shares it did
not already own at a price of €134.54 per
ordinary share and preference share. The
resolution of the squeeze-out was endorsed at
the Annual General Meeting of AXA Konzern on
July 20, 2006.

As announced on December 21, 2005,
AXA made a voluntary public offer between
January 9, 2006 and February 27, 2006 to
purchase the minority shares of its German

subsidiary AXA Konzern AG (“AXA Konzern”)
from minority shareholders at a price of
€129.30 per ordinary and preference share. AXA
reached a direct and indirect holding of 96.8%
of the share capital of AXA Konzern as of the
end of the offer period, thereby exceeding the
95% threshold that is a condition to launching a
minority squeeze-out. Under the terms of the
voluntary public offer, shareholders who
tendered their shares to AXA at €129.30 per
share during the offer period would also
benefit from the higher squeeze-out price of
€134.54 per share. At the end of December
2006, the corresponding ownership rate of the
group in the German subsidiaries amounted to
96.84% generating an additional goodwill of
€92 million.

AXA proceeded with a squeeze-out of the
0.44% minority shareholding in Kölnische
Verwaltungs-Aktiengesellschaft für
Versicherungswerte AG (“KVAG”) at a price of
€2,042.01 per ordinary share. The principal
asset of KVAG was a 25.6% stake in AXA
Konzern’s share capital. The resolution of the
squeeze-out was endorsed at the annual
general meeting of KVAG, held on July 21, 2006.
The total investment to reach a 100% ownership
in both AXA Konzern and KVAG starting from
the situation as at January 1, 2006 amounted to
€309 million. A part of this amount remained to
be paid in 2007 as the registration of the
squeeze out is subject to various procedures
according to German law.
In order to further streamline the organization in
Germany, AXA Konzern launched in parallel the
squeeze-out of the minority shareholders of its
listed life insurance subsidiaries. Upon the
completion of these transactions, AXA would
own directly or indirectly 100% of all its German
subsidiaries.

AXA announced on June 14, 2006, that it had
entered into a definitive agreement with Credit
Suisse Group under which AXA would acquire
100% of Winterthur for CHF12.3 billion
(€7.9 billion) to be paid in cash.

In addition, AXA refinanced CHF1.1 billion
(€0.7 billion) of internal loans redeemed to
Credit Suisse as of the closing date.

Winterthur’s operations complement and
strengthen AXA’s distribution channels and
product range, while further increasing AXA’s
geographic diversification, by both
strengthening its European franchise and
increasing its presence in high growth markets.

AXA secured the total financing of the acquisition of Winterthur through:

– €4.1 billion capital increase resulting in the issue of 208,265,897 new shares,

– €3.8 billion of perpetual deeply subordinated note issues,

– €0.7 billion financed through internal resources.

On December 22, 2006, AXA received all
necessary regulatory approvals and consequently
closed the acquisition of Winterthur.

On December 22, 2006, AXA Asia Pacific
Holdings (AXA APH) reached an agreement with
AXA SA to acquire Winterthur Life Hong Kong
Limited (WLHK). This followed the
announcement of the completion of AXA SA’s
acquisition of the Winterthur Group from
Credit Suisse. AXA APH will acquire WLHK for consideration in the range of HK$1.7 billion to HK$2.4 billion
($AUD 278 million to $AUD 393 million).
HK$1.9 billion will be payable on completion.
This amount will be subject to an adjustment
based on the future performance of the
business measured in 2009.
AXA APH will be seeking shareholder approval
for this acquisition at the Annual General
Meeting in 2007. In addition, AXA APH has
declined the opportunity to acquire Winterthur’s
Indonesian life insurance operations and
Japanese operations.

On October 16, 2006, AXA entered into an
agreement with Alpha Bank to acquire its
insurance subsidiary Alpha Insurance for
€255 million. AXA and Alpha Bank signed a
long-term exclusive agreement to pursue and
strengthen the existing bancassurance
partnership. Alpha Insurance is one of the top
ten composite insurers on the Greek market
with solid positions on profitable segments and
a strong distribution network. Alpha Insurance
recorded revenues of €151 million in 2005. It
will be integrated to AXA’s Mediterranean
Region platform upon completion of the
acquisition which is subject to regulatory
approvals in Greece.

On October 23, 2006, AXA UK announced that it
reached agreement with the Board and two
main institutional shareholders of Thinc Destini
to acquire the entire share capital of Thinc
Destini. AXA UK will be acquiring Thinc Destini
using a newly created company, Advisory
Services Limited (“ASL”). Under the terms of the
agreement with the two main institutional
shareholders and the Offer, the shareholders of
Thinc Destini will share up to £70 million based
primarily on the financial performance of the
business during 2009. The maximum amount is
subject to certain deductions as detailed in the
terms of the Offer. AXA UK has also agreed to
fund the repayment of Thinc Destini’s existing
indebtedness, which arose primarily due to
Thinc Destini’s acquisition of a number of
IFA businesses, and provide further working
capital to the Thinc Destini Group, up to an
aggregate amount of £30 million. The
transaction which was subject to the
satisfaction or waiver of certain conditions,
including the Offer being accepted by Thinc
Destini ordinary shareholders holding at least
90 per cent of the issued Thinc Destini ordinary
shares closed on November 10, 2006.

On December 14, 2006, ONA and AXA entered
into an agreement for the buy-out of ONA’s
49% share in the capital of AXA-ONA (the
holding company of AXA Assurance Maroc).
The transaction values AXA-ONA at
MAD 6.382 billion (revised value, €573 million
with December 31, 2006 exchange rate) for

100% of its share capital and will be financed
locally. This agreement is an opportunity for AXA
Assurance Maroc to reinforce its integration in
the AXA Group. Closing of this transaction is
subject to regulatory approvals. Upon its
completion, AXA Assurance Maroc will be 100%
controlled by AXA. As at December 31, 2006,
AXA’s ownership interest and voting right
percentages in AXA Assurance Maroc were
both 51%.

In 2005
On October 31, 2005, AXA Investment Managers
(AXA IM) completed the purchase of the
Framlington Group Limited. Framlington is an
investment management boutique with an
emphasis on specialist, high-performance and
high-value-added equity investments, and has a
significant market position within the UK retail
market segment. The purchase price amounted
to €303 million, with a related goodwill of
€142 million and an intangible asset of
€132 million (net of tax).

On October 18, 2005, AXA acquired from the
group Caixa Geral de Depósitos the insurance
company Seguro Directo which operates in the
direct insurance market in Portugal (by telephone
and Internet). The purchase price amounted
to €42 million, and the related goodwill to
€31 million.

In 2004
On July 8, 2004, following the receipt of all
required regulatory approvals and the
satisfaction of all conditions to the merger
agreement, AXA Financial, Inc. finalized the
acquisition of 100% of the MONY Group, Inc.
(“MONY”), including MONY Life, MONY Life of
America, Enterprise Capital Management,
Advest and MONY Partner. This acquisition
reinforced AXA Financial Life & Savings and
asset management activities and enabled AXA
to greatly expand its presence and influence in
the U.S. market for financial advice, by
increasing its multi-channel distribution
networks and client bases.

Significant divestitures

In 2006
AXA initiated in 2006 a strategic review
regarding the future of its reinsurance activity,
currently underwritten by AXA RE and reported
in the “International Insurance” segment.
Following the receipt of a binding offer on
April 6, 2006 and consultation with the relevant
workers’ councils, AXA announced on June 6,
2006 the signing of a definitive agreement to
cede the business of AXA RE to Paris Re
Holdings Limited.

On December 21, 2006, AXA completed the sale
of AXA RE’s business to Paris Re Holdings, in
which AXA had taken a 3.4% stake. Under the
terms of the agreement, the business of AXA RE
has been ceded to Paris Re Holdings, with the
risks and corresponding net income related to
AXA RE’s 2006 claims experience accruing to
Paris Re Holdings. This transaction generated a
capital gain of €66 million net of tax on the
business ceded. AXA guarantees the reserves
pertaining to losses incurred on or before
December 31, 2005. Starting with the 2006
accounts, the accounting results of AXA RE
accruing to the AXA Group will mainly comprise
the impact of the loss reserve developments on
the corresponding run-off portfolio and will be
reported in the Other International Insurance
segment.

In 2005
On December 2, 2005, AXA Financial Group
sold Advest to Merrill Lynch. Advest was a
wholly owned subsidiary of AXA Financial Group
and part of its Financial Advisory/Insurance
segment. In accordance with the terms of the
agreement, Merrill Lynch purchased all of the
issued and outstanding capital stock of Advest
for $400 million in cash. This transaction
reduced AXA Financial Group’s goodwill by an
estimated €152 million. Total net income impact
of the transaction was €
–71 million, post tax.

LIQUIDITY
AND CAPITAL RESOURCES

Over the past few years, AXA has expanded its
insurance and asset management operations
through a combination of acquisitions, direct
investments and organic growth. This expansion
has been funded primarily through a
combination of (i) proceeds from the sale of
non-core businesses and assets, (ii) dividends
received from operating subsidiaries,
(iii) proceeds from the issuance of subordinated
convertible debt securities, other subordinated
debt securities and borrowings (including debt
issued by subsidiaries), and (iv) the issuance of
ordinary shares.

The Company and each of its major operating
subsidiaries are responsible for financing their
operations. The Company, as the holding
company for the AXA Group, coordinates these
activities and, in this role, participates in
financing the operations of certain subsidiaries.
Certain of AXA’s subsidiaries, including AXA
France Assurance, AXA Financial, Inc., AXA Asia
Pacific Holdings and AXA UK Plc. are also
holding companies and are dependent on
dividends received from their own subsidiaries to
meet their obligations. Operating entities have to
meet multiple regulatory constraints, in particular
a minimum solvency ratio. The level of internal
dividends paid by operating entities to AXA
parent company or other Group companies must
therefore take into account these constraints as
well as potential future regulatory changes.
However, based on the information currently
available, AXA does not believe that such
restrictions constitute a material limitation on its
ability to meet its obligations or pay dividends.

AXA’s insurance operations

The principal sources of funds for AXA’s
insurance operations are premiums, investment

income and proceeds from sales of invested
assets. These funds are mainly used to pay
policyholder benefits, claims and claim
expenses, policy surrenders and other operating
expenses, and to purchase invested assets. The
liquidity of insurance operations is affected by,
among other things, the overall quality of AXA’s
investments and AXA’s ability to cash out on its
investments to meet policyholder benefits and
insurance claims as they fall due.

Life & Savings
Liquidity needs can also be affected by
fluctuations in the level of surrenders,
withdrawals and guarantees to policyholders in
the form of minimum income benefits or death
benefits, particularly on variable annuity
business (see “Description of Business – Life & Savings
– Surrenders”).

The investment strategy of AXA’s Life & Savings
subsidiaries is designed to match the
investment returns and estimated maturity of its
investments with expected payments on
insurance contracts. AXA regularly monitors the
valuation and maturity of its investments and the
performance of its financial assets. Financial
market performance may affect the level of
surrenders and withdrawals on life insurance
policies, as well as projected immediate and
long-term cash needs. AXA adjusts its
investment portfolios to reflect such
considerations.

Property & Casualty and
International Insurance
Liquidity needs can be affected by actual
claims experience if significantly different
from the estimated claims experience (see
Note 14.6 to the consolidated financial
statements).

Insurance cash flows are generally positive and
can be slightly negative in the case of
exceptional events. A portion of these cash
flows is invested in liquid, short-term bonds and
other listed securities in order to avoid the
liquidity risk that may arise from such events. In
the event of large catastrophic losses, AXA’s
Property & Casualty operations would be able to
liquidate part of their investment portfolios to
meet their obligations.

Asset Management and
Other Financial Services
These subsidiaries’ principal sources of liquidity
are operating cash flows, proceeds from the
issuance of ordinary shares (where applicable),
drawings on credit facilities and other
borrowings from credit institutions.

The financing needs of asset management
subsidiaries arise from their activities, which
require working capital, in particular to finance
prepaid commissions on some mutual fund-type
products.

Sources of liquidity

At December 31, 2006, AXA’s consolidated
balance sheet included cash and cash
equivalents of €17.5 billion (2005: €19.5 billion),
excluding bank overdrafts of €1.3 billion (2005:
€0.8 billion). At December 31, 2006, the parent
company’s cash and cash equivalents
amounted to €317 million excluding bank
overdrafts (€130 million in 2006) versus
€320 million as at December 31, 2005.

As part of its risk control system, AXA has
for a number of years paid close attention to
contractual clauses, particularly those that
may lead to early redemption. A large portion
of AXA’s debts consist of subordinated bonds
with no early redemption clauses, except in
the event of liquidation. Early redemption
clauses are in general avoided by AXA.
However, when market practice makes them
unavoidable, AXA has a centralized method of
monitoring these clauses. AXA is not currently

exposed to early redemption clauses that could
have a significant impact on its financial
structure.

Subordinated debt
Following clarification of IFRIC Agenda
Committee following IASB decision, AXA has
reclassified TSDI instruments (perpetual
subordinated debts) into shareholders’ equity
for all periods presented in the 2006 financial
statements with impact on net income.

At December 31, 2006, the parent company had
outstanding subordinated debt (excluding
accrued interests) of €7,862 million, or
€7,257 million taking into account a
€605 million reduction due to the impact
of foreign exchange hedging derivative
instruments.

On a consolidated basis, subordinated debt
(including derivative instruments impact) totaled
€5,563 million after taking into account all intra-
group eliminations, compared to €5,073 million
at December 31, 2005.

The increase of €490 million, or €609 million
increase at constant exchange rates
(€119 million favorable exchange rate impact,
mainly stemming from dollar-denominated
subordinated debt), was mainly due to the fall in
the market value of interest-rate swaps,
attributable principally to the rise in eurozone
variable interest rates.

At December 31, 2006, the number of shares
that could be issued as a result of bond
conversions was 65.7 million versus
64.4 million at end-2005. The conversion ratio
applicable to bonds was reviewed following the
capital increase financing the Winterthur
acquisition, explaining the increase in the
number of shares that may potentially be
created. See the “Subsequent events after
December 31, 2006 affecting AXA’s liquidity”
section, which sets out the initiatives
undertaken by the Group in 2007 to offset this
dilutive impact.

Movements in these items are described in
Note 16 to the consolidated financial statements.

The contractual maturities of financing debts are
detailed in Note 16.4 to the consolidated
financial statements.

Financing debt instruments issued
The parent company’s financing debt
instruments issued (excluding accrued interests)
totaled €2,568 million at December 31, 2006, an
increase of €1,332 million compared to 2005
principally due to €1,350 million relating to
commercial paper issued at the end of the year,
mainly to finance the Winterthur acquisition and
future restructuring plans.

On a consolidated basis, AXA’s total financing
debt instruments issued amounted to
€3,688 million at December 31, 2006, an
increase of €872 million from €2,817 million at
the end of 2005. At constant exchange rates,
the increase was €1,023 million (exchange rate
movements had an impact of €151 million),
mainly due to €1,350 million of commercial
paper issued by AXA SA, partly offset by AXA
Equitable’s early redemption of all of its Closed-
Block Mony debt (€254 million) and associated
derivatives (€15 million).

Movements in this item are described in Note 16
to the consolidated financial statements.

Financing debt owed to credit
institutions
At December 31, 2006, the amount of debt
owed by AXA and its subsidiaries to credit
institutions totaled €95 million versus
€17 million at the end of 2005. The increase of
€79 million at constant exchange rates was
mainly due to €85 million related to the
integration of Winterthur (€75 million at
Winterthur Leven NV in the Netherlands
and €10 million at Winterthur Life in
Switzerland).

Other debt (other than financing debt)
Other debt instruments issued
At December 31, 2006, other debt instruments
issued, excluding Winterthur’s contribution

(€2,796 million mainly relating to the integration
of Holland Homes SPEs, which securitize
mortgages in the Dutch DBV Life business)
totaled €1,919 million, down from
€2,233 million at end-2005. The decline of
€314 million (or €284 million at constant
exchange rates) resulted mainly from the
€238 million fall in CDO instruments.

Other debts by issuance
At December 31, 2006 and excluding
Winterthur’s contribution (€262 million of bank
overdrafts), other debts by issuance (including
€1.1 billion of bank overdrafts) totaled
€3,734 million of the total amount of debt owed
to credit institutions, down €2,443 million
compared to end-2005. The decrease was
€2,427 million at constant exchange rates, and
was attributable primarily to the following items:

– A change in the classification of debts relating
to securities sold under repurchase
agreements at AXA Bank Belgium. As of
January 1, 2006, these debts are presented as
payables resulting from banking operations
instead of debt instruments issued (other than
financing debts) and bank overdrafts, resulting
in a reduction of €3,242 million.

Partly offset by:

– a €332 million increase in bank overdrafts, and

– a €290 million increase in deposits as part of
AXA SA collateral contracts.

Movements in this item are described in Note 17
to the consolidated financial statements.

Issuance of ordinary shares
On July 11, 2006, AXA announced the
completion of a €4.1 billion capital increase
(1 new share for 9 previously held at a price of
€19.8 per share) to finance part of the
Winterthur acquisition, resulting in the issue of
208,265,897 new shares. The settlement and
listing of the new shares on the Eurolist market
of Euronext Paris took place on July 13, 2006.
The new shares are eligible for any future
dividend distributions, including the dividend
paid in 2007 in respect of fiscal year 2006
earnings.

For several years, the AXA Group has been
offering to its employees in and outside of
France, the opportunity to subscribe for shares
issued by way of a capital increase reserved for
employees. In 2006, employees invested a total
of €375 million leading to a total issuance of
15.5 million newly issued shares. Employee
shareholders represented approximately 4.98%
of the outstanding share capital as of the end of
2006.
In the first half of 2006, AXA pursued its share
purchase program to control dilution arising
from 2005 share-based compensation and the
employee Shareplan program and purchased
12.7 million shares for a total amount of
€0.35 billion.

Dividends received
Dividends paid to the Company totaled
€1,581 million in 2006 (2005: €1,420 million,
2004: €970 million), of which approximately
€109 million were in currencies other than the
euro (2005: €74 million, 2004: €121 million).
The €161 million increase in dividends in 2006
was mainly due to:

(i) a €149 million rise in dividends received
from financial companies to €192 million,
mainly as a result of a €121 million special
dividend paid by Compagnie Financière de
Paris following the improvement in its major
risk coverage ratio in 2006,

(ii) a €36 million increase in dividends received
from insurance companies outside Europe to
€109 million, mainly due to the €13 million
dividend paid by the Moroccan subsidiary
AXA-ONA and a €10 million increase in
dividends from AXA Asia Pacific Holdings,

(iii) a €24 million decrease in dividends paid
by European companies to €1,280 million.
The main contributors remained AXA France
Assurance (€674 million), AXA Holdings
Belgique (€299 million), AXA UK
(€114 million) and Southern European
companies (€116 million). The non recurrent
interim dividend of €236 million paid by
AXA France Assurance in December 2005,
was largely offset by increased dividends

from Belgium (up €153 million) and AXA UK
(up €106 million) as a result of higher
earnings.

The Company is not subject to restrictions on
dividend payments, provided that its
accumulated profits are sufficient to cover them.
However, some subsidiaries, particularly
insurance companies, are subject to restrictions
on the amount of dividends they can pay to
shareholders. For more information on these
restrictions, see Note 28.3 to the consolidated
financial statements.

The Company anticipates that cash dividends
received from operating subsidiaries will
continue to cover its operating expenses
including planned capital investment in existing
operations, interest payments on its outstanding
debt and borrowings, and dividend payments
during each of the next three years. AXA
expects that anticipated investments in
subsidiaries and existing operations, future
acquisitions and strategic investments will be
funded from available cash flow remaining after
payments of dividends and operating expenses,
proceeds from the sale of non-strategic assets
and businesses and future issues of debt and
equity securities.

Uses of funds

Interests paid by the Company in 2006 totaled
€530 million (2005: €518 million, 2004:
€561 million) or €408 million after the impact
of hedging derivative instruments (2005:
€267 million, 2004: €321 million). On a
consolidated basis, total interests paid in cash
in 2006 was €539 million (2005: €568 million).

Dividends paid to AXA shareholders in 2006
totaled €1,647 million in respect of the 2005
financial year, or €0.88 per share, versus
€0.61 per share paid in respect of the 2004
financial year (€1,164 million in total). All of
these dividends were paid in cash.

Solvency margin

Each insurance company within AXA is required
by local regulations to maintain a minimum
solvency margin. The primary objective of the
solvency margin requirements is to protect
policyholders. AXA’s insurance subsidiaries are
in compliance with the applicable solvency
requirements.

The solvency margin calculation is based on a
formula that contains variables related to
economic, financial and technical parameters. It
also takes into account the matching of specific
categories of assets and liabilities.

A European Directive dated October 27, 1998
requires a consolidated solvency calculation
effective for periods ending on or after
December 31, 2001. France transposed this
directive under an ordinance dated August 29,
2001, decreed on March 14, 2002 and
applicable from 2002.

Additional supervision of credit institutions,
investment companies and insurance
companies belonging to “financial
conglomerates” was introduced by the
European Parliament and Council Directive
2002/87/EC of December 16, 2002.
France transposed this directive through an
ordinance dated December 12, 2004, which
introduced the notion of financial conglomerate
into the Insurance Code. According to article 20
of the Insurance Code, the provisions of this
ordinance applied for the first time to periods
starting on or after January 1, 2005.
AXA is not considered as a financial
conglomerate. However, in accordance with the
decree of September 19, 2005, if a company is
not subject to the additional supervision
applicable to a financial conglomerate, its
solvency margin is nevertheless reduced by the
amount of its equity interests in credit
institutions, investment companies or financial
institutions.

In accordance with the practical methods of
calculation implemented by AXA by reference to
these tests, AXA’s adjusted solvency ratio was
estimated at 186% at December 31, 2006
compared to 216% at the end of 2005. The
decline resulted mainly from the Winterthur
acquisition. The solvency ratio takes into
account part of the future profits from life
business in force, as allowed by the Directive
2002.12 dated March 5, 2002.

The application of these directives in France is
governed by the Autorité de Contrôle des
Assurances et des Mutuelles (ACAM).

Subsequent events after
December 31, 2006
affecting AXA’s liquidity

On January 11, 2007, the meetings of holders of
AXA’s 2014 and 2017 convertible bonds were
held to vote on an amendment of the final
conversion dates of the bonds to January 26,
2007 in exchange for a cash payment in respect
of the value of the conversion option.

The meeting of holders of the 2014 convertible
bonds approved the amendment. Consequently,
holders who did not convert their bonds by
January 26, 2007, received €16.23 per bond on
January 31, 2007. The meeting of holders of the
2017 convertible bonds did not approve the
amendment. Consequently, to fully neutralize
the dilutive impact of the 2017 convertible
bonds AXA has purchased from a banking
counterparty, for a total cash amount equivalent
to the payment proposed to bondholders, call
options on the AXA share with an automatic
exercise feature. This feature is such that one
option is automatically exercised upon each
conversion of a convertible bond. Consequently,
each issuance of a new share resulting from the
conversion of the bond will be offset by the

delivery by the bank to AXA (and subsequent
cancellation) of an AXA share ; The issuance of
a share in respect of the conversion of the bond
and the cancellation by AXA of the AXA share
received will offset each other. As a result of this
transaction, there will no longer be a change to
the outstanding number of AXA shares created
by the convertible bond conversion.

For AXA shareholders, these transactions
resulted in the elimination of the economic
potential dilutive impact of the 2014 and 2017

convertible bonds (i.e. a maximum of
65.8 million shares). The total cash
consideration paid by AXA amounts to
€245 million.

The Management Board is proposing a dividend
payment of €1.06 per share on May 21, 2007.
As of January 1, 2006, this dividend gives rise to
a 40% tax credit for individuals whose fiscal
residence is in France, equal to €0.424 per
share.

142
143

RISK FACTORS

144
THE RISK MANAGEMENT ORGANIZATION

146
MARKET RISK

157
CONTROLLING EXPOSURE AND INSURANCE RISK

162
CREDIT RISK

164
OPERATIONAL RISKS

THE RISK MANAGEMENT
ORGANIZATION

Within the Finance Department, the aim of Risk
Management is to identify, quantify and manage
the main risks to which the Group is exposed.
To achieve this, the Risk Management
Department develops and uses various methods
and tools to assess and monitor risk. These systems and tools allow optimal management of risks taken by the Group and,
by facilitating a more accurate assessment of
risk exposure, help to reduce earnings volatility
and to optimize the Group’s allocation of capital
to its various businesses. Within the AXA Group, Risk Management is coordinated by a central team, supported by
local Risk Management teams within each
operational entity.

Risk Management
principles and priorities

In order to make a tangible and measurable
contribution to the Group’s activities, Risk
Management has three key characteristics:

– Pragmatic: focusing on clearly identified priorities.

– Operational: working directly with the Group’s businesses.

– Decentralized: based on the subsidiarity principle, in line with the Group’s general organization.

Risk Management has five main priorities:

– Co-ordinating and monitoring asset-liability
management (ALM) and carrying out
Economic Capital calculation and analyses.

– Approving new products prior to launch and promoting product innovation.

– Controlling insurance exposures, in particular reviewing Property & Casualty reserves and optimizing reinsurance strategies.

– Identifying and assessing operational risk.

– Managing information systems: projection,
simulation, risk assessment, consolidation and
reporting.

The AXA Group’s Risk
Management entities:
AXA Cessions and
Group Risk Management

The Group’s risk management structure
is mainly based around two entities:
the Group Risk Management (GRM) department
and AXA Cessions. GRM, under the authority of the Group Chief
Risk Officer, is responsible for defining AXA’s
standards as regards risk. This includes
developing and deploying tools for assessing
and managing risk. GRM also coordinates risk detection
and management at the Group level,
and indirectly at the subsidiaries’ level. In
particular, this includes all procedures for
reporting risk and consolidating risk at Group
level. GRM coordinates the local Risk
Management teams of the Group’s various
subsidiaries. In line with Group governance
principles, this coordination focuses on
minimum Group-wide requirements defined

by GRM in terms of organization, resources
and results. AXA Cessions advises and supports the Group’s
Property & Casualty and Life & Savings
companies with their reinsurance strategy and
centralizes the Group’s purchasing of
reinsurance. Its role is defined more precisely in
sections “Pre-launch product approval and
exposure monitoring” and “Definition of
reinsurance requirements and analysis of
underwriting” of this chapter.

Local teams

Local Risk Management teams are in charge of
applying AXA risk management standards and
implementing the minimum requirements set by
GRM. The Risk Management departments of
operational entities are managed by local Chief
Risk Officers, who report directly to local CFOs.
The roles and responsibilities of local Risk
Management departments are formally
approved by the executive committees of Group
entities. These roles and responsibilities comply
with the Group’s Risk Management priorities
(see section i above) and consist of:
– Leading efforts to determine the Economic
Capital of local entities and developing the

necessary tools. The Risk Management
department performs these tasks using a
uniform set of techniques including stochastic
models. These modelling techniques allow an
assessment of AXA’s risk exposure based on
the large number of scenarios examined in this
type of approach. These tools complement
more traditional deterministic forecasting
tools, such as stress scenarios. Besides the
specific conclusions for each product line and
each unit, these analyses measure the level of
assets with respect to the economic capital
required to cover a level of assumed risks
consistent with an AA credit rating.

– Controlling the implementation of ALM
policies, and in particular monitoring the
strategic asset allocation of local entities (see
section “Management processes”).

– Implementing pre-launch product approval
procedures, and in particular reviewing risk-
adjusted profitability analyses (see section
“Pandemic / extreme mortality risk”).

– Reviewing local technical reserves and
optimizing entities’ reinsurance strategy (see
section “Implementation of the reinsurance
strategy Role of AXA Cessions”).

– Identifying, quantifying and monitoring the
main operational risks (see section “General
principles”).

– Carrying out risk reporting defined by GRM.

MARKET RISK

AXA is exposed to financial market risks through
its financial protection business and through the
financing of its activities as part of its equity and
debt management. These two distinct sets of
risks can be summarized as follows:

Asset-liability
management of
insurance portfolios

One of the basic functions of the insurance
business is to invest premiums received from
customers with a view to settling any claims that
might occur. The way these premiums are
invested must take into account the way in
which any claims will be settled. This is the role
of asset-liability management. In an effort to
protect and enhance shareholder value,
AXA actively manages its exposure to market
risks. Primary responsibility for risk management,
including market risk, rests with the Group’s
local subsidiaries, which have the best
knowledge of their products, policyholders and
risk profile. This approach allows subsidiaries to
react in an accurate and targeted manner to
changes in financial markets, insurance cycles
and the political and economic environment in
which they operate.

A wide variety of risk management techniques
are used to control and mitigate the market risks
to which the AXA Group’s operational entities
and the Group itself are exposed. These
techniques include:

– ALM, and in particular the definition of optimal
strategic asset allocations.

– Hedging of financial risks when they
exceed the tolerance levels set by the Group.

All products needed to set up hedging
programs involving derivative instruments
are designed with the assistance of the
Group’s specialist asset management
teams (AXA Investment Managers and
AllianceBernstein).

– Reinsurance is also used in GMIB (Guaranteed
Minimum Income Benefit) products, to
mitigate financial risks.

– The overall balance of the product range leads
to some natural hedging effects between
different products.

– Exposure analyses are carried out to monitor
certain specifically identified risks.

AXA’s exposure to market risk is reduced by its
broad range of operations and geographical
positions, which provides good risk
diversification. Furthermore, a large portion
of AXA’s Life & Savings operations involve
unit-linked products, in which most of
the financial risk is borne directly by
policyholders. ALM figures and information on the AXA Group’s main implementation, co-ordination and control
processes are set out below.

Asset-liability and market risk
management: General quantitative
information

There is a clear distinction between the issues
involved in the Life & Savings and Property &
Casualty businesses:

Description of Life & Savings insurance
reserves. Risk profiles
The market risks to which Life & Savings
subsidiaries are exposed arise from a number of
factors:

– A decline in returns on assets (due in
particular to a sustained fall in yields on fixed-
income investments or in equity markets)

could reduce the investment margin if the
return on new invested assets is not sufficient
to cover contractual interest rates payable to
life insurance policyholders.

– A rise in yields on fixed-income investments
reduces the value of fixed-income portfolios
and could have an adverse impact on the
solvency margin and surrender levels on
certain contracts, if competitive pressures
lead to higher rates of policyholder profit
participation on new contracts.

– A decline in equity and real estate prices may
reduce the level of unrealized capital gains
and therefore solvency margins, as well as
available surpluses.

– Exposure to foreign-exchange risk is generally
limited for the Group’s life insurance
companies. Foreign-currency commitments
are matched to a large extent by assets in the
same currency.

The policies put in place to manage these risks
are tailored to each product type and the risks
relating to it.

The percentages provided below, relating to the
breakdown of life insurance reserves by product
type and thus by AXA’s obligations to its
policyholders, are derived from management
data:

– 30% of the Group’s life insurance technical
reserves cover separate-account (unit-linked)
products that do not affect AXA’s risk
exposure. This category includes products
that provide a guarantee on invested capital in
the event of death. On these products, the
underlying financial market performance is
passed on to policyholders in full. In cases
where these products include interest-rate
guarantees, they are usually covered by a
financial partner within the separate account.
Overall, therefore, they do not present any
market risk for the Group.

– 7% of the Group’s life insurance technical
reserves cover separate-account products
with related interest-rate guarantees
provided by the insurance company. Suitable
risk management policies have been put in
place:

• In the United States, derivatives are used as
part of the dynamic management of risks

related to guaranteed benefits on separate-
account savings products, in order to cover
guaranteed minimum death benefits,
guaranteed minimum withdrawal benefits
and guaranteed minimum income benefits.
Having previously been 50%-reinsured,
products featuring guaranteed minimum
income benefits have been fully covered by
these programs since the start of 2005.

• When these separate account products
show a material risk of transfer to products
that offer guaranteed-rate annuities, hedging
programs that use derivatives are also put in
place.

– 18% of the Group’s life insurance technical
reserves cover products without guaranteed
cash values upon surrender.

• The in-force “With-Profit” policies of
AXA UK are managed with a significant
surplus of free assets, used to adjust
performance over the duration of such
policies while at the same time reflecting
financial market performance in
policyholders’ revenues.

• Annuities in the payout phase are usually
backed by fixed-income assets with
maturities that match the underlying payout
schedules, thereby avoiding reinvestment
and liquidity risks.

• In the UK, surrender options on guaranteed-
rate annuities are monitored through specific
analyses and partially covered by interest-
rate options.

– 12% of the Group’s life insurance technical
reserves are related to products offering one-
year guaranteed rates that are updated every
year. The risks arising from a sustained fall in
interest rates in the financial markets are
limited for these types of products, which
mainly concern policies in France and
collective policies in Japan. Hedging
derivatives programs are often implemented to
cover long-term bonds from the risk of an
increase of interest rates.

– 33% of the Group’s life insurance technical
reserves cover other products. These reserves
cover both surrender guarantees and, in some
cases, a guaranteed long-term rate. Related
risks are managed in the following ways:

• Products that are not surrender-sensitive are
usually backed by fixed-income investments

whose maturities and interest rates are
generally sufficient to cover guaranteed
benefits, so as to reduce the reinvestment
risk as far as possible.

• Other products are managed with
the surplus required to cover
guarantees.

• Hedging programs that make use of
derivatives may be set up to hedge
the risk of a fall (floor) or a rise (cap) in
interest rates.

Description of Property & Casualty
insurance reserves
Property & Casualty technical reserves break
down as follows.

if the rise in yields is related to a rise in
inflation.

– Lower yields on fixed-income investments
increase the value of bond portfolios, and
therefore generally do not present a material
risk, with the exception of certain contracts
(disability and worker’s compensation income)
that provide guaranteed rates. On the other
hand, a prolonged period of low yields would
have an impact on the pricing of these
products.

– Foreign-exchange rate risk is relatively limited
as commitments in foreign currencies are
largely backed by assets in the same
currencies.

– Inflation is a risk, since it increases the

(in euro millions)

with the effect that, if it is not adequately
taken into consideration, actual claims
payments may exceed the reserves set aside.
This risk is particularly significant for long-tail
businesses.

The investments of Property & Casualty
insurance companies are therefore managed so
as to optimize the return on assets while bearing
in mind both the aforementioned risks and the
requirements in terms of regulatory solvency
and covering commitments. A large portion of
investments is made in liquid bonds, to ensure
the payment of exceptional benefits and claims
that may arise.

Once these factors have been taken into
consideration, there is some capacity to make
diversified investments (real estate or equity
securities) that offer a natural hedge against
inflation and optimize yields while minimizing

Technical liabilities
December 31, 2006
Personal - Motor	14,836
Personal - Property	3,059
Personal - Other	5,762
Personal - Sub-total	23,656
Commercial - Motor	2,679
Commercial - Property	2,748
Commercial - Professional liability	7,136
Commercial - Other	9,011
Commercial - Sub-total	21,574
Other	872
TOTAL PROPERTY & CASUALTY
INSURANCE EXCLUDING INTERNATIONAL INSURANCE	46,102
Property	2,288
Motor, marine, aviation	3,294
Professional liability	3,935
Other	2,786
TOTAL - INTERNATIONAL INSURANCE	12,304
TOTAL PROPERTY & CASUALTY INSURANCE INCLUDING
INTERNATIONAL INSURANCE	58,406

The obligations of Property & Casualty
insurance companies are much less dependent
on asset values than those of Life & Savings
companies. Consequently, market fluctuations
are fully reflected in their net asset value and
fully borne by the shareholder. However, long-
tail activities are more sensitive to movements in
financial markets. The principal market risks are
as follows:

– A rise in bond yields reduces the value of
bond portfolios and may lead to a liquidity
risk in these portfolios or a real loss of value

Management processes Management processes involve three stages.
The first consists of defining general
ALM organizational principles, allowing
the most effective investment strategy.
The second involves implementing
investment processes and precise governance
principles. The third consists of asset
management companies applying the
investment strategy.

ALM co-ordination
GENERAL ORGANIZATIONAL PRINCIPLES
The definition and co-ordination of ALM involves
six major stages:

– Detailed analysis of the liability structure by
insurance companies.

– Definition and proposal of a strategic
asset allocation that factors in the long-term
outlook as well as short-term constraints
(see below).

– Validation of these strategic allocations by
the entity’s risk management unit and then
by GRM.

– Implementation of these strategic
allocations by insurance companies
through the definition of management
contracts with asset management
companies.

– Tactical allocation and stock selection by
asset management companies as part of
management contracts.

– Performance and reporting analysis.

LONG-TERM OUTLOOK:
MODELING AND PROJECTING FUTURE
CASH FLOWS
Long-term analysis is carried out in order to
model commitments resulting from insurance
policies and to define asset allocation so that
these commitments can be met with a high
degree of confidence while maximizing the
expected return.

This work is carried out by Risk Management
departments (local and central teams)
and takes the form of detailed annual
analyses that use consistent methods
based on deterministic and stochastic
scenarios. The aim of these analyses is to
maximize the increase in economic value
while complying with risk constraints. They are
carried out by all significant Group entities, and
provide the following information for the main
product lines:

– The amount of assets needed to meet
commitments in a specific proportion of cases
depending on risk tolerance (for example, in
99% of cases over 10 years).

– The present value of future margins generated
by insurance portfolios.

This information is compiled for AXA’s insurance
operations and for the Group, which allows
strategic asset allocation to be monitored and
adjusted if necessary.

SHORT-/MEDIUM-TERM OUTLOOK
These analyses are designed to validate AXA’s
ability to satisfy capital adequacy requirements
over the short and medium terms. These
requirements are included as constraints in
asset-liability analyses. The process is based primarily on monitoring and analyzing local and consolidated
capital adequacy and solvency margin
requirements. It is intended to ensure that
AXA complies with its regulatory commitments
and makes optimum use of capital resources
at all times.

In addition, AXA’s insurance operations are
subject to local regulatory requirements in most
jurisdictions in which AXA operates. These local
regulations prescribe:

– The category, nature and diversification (by
issuer, geographical zone and type) of
investments.

– The minimum proportion of assets
invested in the local currency taking
into account technical commitments
denominated in this currency (congruence
rule).

– As part of an ongoing capital allocation
process, subsidiaries perform twice-yearly
simulations on the various regulatory
constraints applicable to them using
extreme scenarios for assets (in terms of both
the market value of equity securities and
interest rate trends). The Group Central
Finance Department consolidates these
models, enabling it to assess the extent of
each subsidiary’s financial flexibility.
The results are presented to the Finance
Committee of AXA’s Supervisory Board
on a regular basis.

– ALM constraints are also taken into
account when new products are being
designed as part of the product approval
process (see section “Pandemic / extreme
mortality risk”).

Monitoring investment processes
AXA manages its financial market risk as part of
disciplined and organized investment
processes. As stated in the previous section, insurance
subsidiaries are responsible for monitoring
risks through the use of liability structure
analysis and asset-liability matching techniques.
They define the strategic asset allocation policy,
which is implemented by asset management
companies appointed via investment
management agreements. Insurance
subsidiaries are responsible for monitoring and
controlling the investment policy carried out on
their behalf by these asset management
companies. Risks relating to investments are controlled
through an appropriate governance structure
and through reliable reporting procedures. GOVERNANCE
An Investment Committee, made up
of managers from the financial and
operational sides of the insurance company
and also, in certain cases, representatives
of its board of directors, approves investment
strategy and assesses the quality of the results
obtained. The investment committees of significant
entities include representatives of the
AXA Group, and of GRM in particular.

These investment processes are part
of a broader Group-level framework,
which includes:

– defining standards for managing investments
and assessing asset-liability mismatch risk
(see section above),

– consolidating market risks at Group level. At Group level, an ALM Co-ordination
Committee, supervised by the Group Chief
Financial Officer, determines general asset-
liability management policy guidelines
and evaluates the results, which are then
submitted to the Management Board and
to the Finance Committee of AXA’s Supervisory
Board.

REPORTING: QUARTERLY ASSET REPORTING
Operational entities produce an asset allocation
statement every quarter, to ensure that strategic
allocations are being implemented. This allows
regular monitoring of certain key ALM indicators
such as the duration and convexity of fixed
income portfolios. This work is carried out by local teams and then consolidated by GRM to give an overview for
the whole Group and to allow any required
action to be taken. Tactical allocation duties of Group asset management companies (AXA IM and
AllianceBernstein)
Asset management specialists, primarily AXA
subsidiaries (AXA Investment Managers and
AllianceBernstein), are responsible for the day-
to-day management of investments. Processes
have been put in place in these companies to
manage investments without exceeding agreed
risk tolerance thresholds stipulated by their
client insurance companies in investment
management agreements. This organization
makes the skills required in these activities
available for the benefit of all Group insurance
companies. All products that involve hedging programs
using derivative instruments are designed with
the help of dedicated teams at AXA IM and
AllianceBernstein. This organization means that
all entities benefit from the best possible
expertise and a high level of legal and
operational security in these transactions, which
are sometimes complex.

Market risks:
financial risks relating
to the management
of equity and debt

The main financial risks relating to the
management of equity and debt are as follows:
– Interest-rate risk.

– Exchange-rate risk.
– Liquidity risk.

For the purpose of optimizing the financial
management and control of financial risks,
the Group Central Finance Department has
defined and introduced formal management
standards, as well as guidelines for monitoring
and assessing financial risks, which enable it to
measure the positions of each affiliate in a
consistent manner. These standards have been
validated by the Management Board.

The Group Central Finance Department
produces monthly reporting data that
consolidate interest rate, foreign exchange and
liquidity exposures, as well as the interest
expenses of holding companies. It bases its
analyses on reports submitted by subsidiaries,
which are responsible for the quality of the data.
This consolidated reporting includes medium-
term forecasts.

Together with information about hedging
strategies, reporting documents are sent
regularly to and validated by the Finance
Committee of AXA’s Supervisory Board.

Reporting documents must also mention the
risk resulting from dividend restrictions or
limitations on the ability to reduce reserves in
the countries where AXA operates. The Group’s
operating subsidiaries must comply with local
regulations, particularly minimum solvency
requirements. As a result, internal dividend
pay-outs must take into account these
constraints and possible future regulatory
changes.

Interest-rate risk
DEFINITION: interest-rate risk may result from:

– a mismatch between types of interest rates (fixed versus floating),

– a mismatch between floating rate benchmarks,

– a mismatch between floating rate renewal dates.

POLICY: the policy is defined in order to monitor
and limit the potential medium-term variation in
interest expenses and consequently to protect

future levels of interest expenses, regardless of
movements in interest rates.

ASSESSMENT:

– Variability analyses assess the change in
interest expenses over the duration of the
strategic plan resulting from a 1% rise in
short-term interest rates.

– Interest-rate sensitivity analyses assess
changes in the value of interest-rate positions
by currency and by maturity following a 1%
upward shift in the yield curve.

Exchange-rate risk

DEFINITION: exchange-rate risk results from a
mismatch between the currency of an asset
(particularly net foreign currency investments in
subsidiaries) and the currency in which it is
financed.

POLICY: the objective is to limit variations in
net foreign currency-denominated assets
resulting from movements in exchange rates.
The purpose of the policy is therefore to protect
the value of AXA’s net foreign-currency
investments in its subsidiaries and thus
Group consolidated shareholders’ equity
against currency fluctuations. It is also
designed to protect other key indicators such as
adjusted net asset value, European embedded
value and solvency ratios against such
fluctuations.

ASSESSMENT: exchange rate sensitivity
analyses measure the annual change in
interest expenses resulting from a 10%
appreciation in the euro against all other
currencies together with the impact on adjusted
net asset value, European embedded value and
solvency ratios.

Liquidity risk
DEFINITION: liquidity risk results from a
mismatch between the date on which an asset
matures and the date on which a liability falls
due.

POLICY: the policy establishes the amount
of confirmed credit lines required by AXA
to weather a liquidity crisis and sets
constraints on the debt maturity profile.

In addition, liquidity is secured by Group
standards, particularly through a procedure
for tendering eligible assets to the
European Central Bank’s tender
operations.

ASSESSMENT: maturity schedule of
consolidated debt and available credit lines.

MANAGEMENT: liquidity risk is managed
carefully and conservatively by keeping
a long maturity on financial resources
(debts) – mostly subordinated – and by
maintaining a large amount of confirmed
credit facilities (around €6 billion undrawn at
December 31, 2006).

Furthermore, the Group’s liquidity profile is
strengthened by the following factors:

– The Group’s financial strength gives it broad
access to various different markets via
standardized debt programs: for example
€3 billion of commercial paper and a
€12 billion program under EMTN
documentation.

– AXA remains constantly vigilant regarding
contractual documentation clauses that may
be binding on the Group. This helps AXA limit
its exposure to default or early repayment
clauses that may have a material adverse
effect on its consolidated financial position.

– AXA holds significant liquidity, amounting
to €19.8 billion at December 31, 2006.
More than half of this liquidity is managed
within the AXA Trésorerie Europe economic
interest grouping (GIE), which was specifically
set up to centralize management of
the liquidity held by units operating within
the euro zone. This GIE reflects the solid
liquidity position of the Group, since it had an
average cash balance of around €13.4 billion
in 2006, which was invested in a liquid
portfolio with a very short maturity (41 days
at end-2006).

– In addition, to deal with any liquidity crises
that may arise, the back-up plan to tender
eligible assets to European Central Bank
tenders would allow around €20 billion to be
mobilized, creating a very large alternative
source of refinancing.

Exchange-rate risk
related to the operating
activities of Group
subsidiaries

In the insurance companies (including
Winterthur subsidiaries) that accounted for 90%
of Group assets at December 31, 2006, assets
and liabilities with foreign currency exposure
were generally matched or hedged.

– Life & Savings business (79% of
Group assets): In France, AXA France Vie is exposed to
exchange-rate risk through the units it owns in
certain investment funds partly invested in
foreign currencies (particularly US dollar,
pound sterling and Japanese yen). It owns
these units in order to diversify its investments
and enable policyholders to benefit from
the performance of international financial
markets. AXA France Vie controls and
limits its exposure to exchange-rate risk
by using foreign exchange derivatives
(forwards). In the UK, AXA Life is exposed to exchange-
rate risk solely through its foreign-currency
investments in Group companies, which are
held in non-profit funds, and through
investments held entirely in With-Profit
funds. Exchange-rate risk on other
investments held in non-profit funds is hedged
through foreign exchange derivative
instruments. In Japan, AXA Japan’s investment
strategy has led it to invest outside
the Japanese market in order to benefit
from the higher yields in bond markets and
thereby increase returns on assets.
The exchange-rate risk arising from these
transactions is hedged. In 2006, however,
AXA Japan reduced its investment in foreign
markets. Companies in the German Life & Savings
segment hold some investments denominated
in foreign currencies, both directly and
indirectly through investment funds, with the
aim of diversifying their investments and

taking advantage of foreign markets’
performance. These investments are mainly in
US dollars, but also in pound sterling and
Japanese yen, and account for a small
proportion of assets. Exchange-rate risk
exposure is also controlled using forwards
and swaps. In Switzerland, Winterthur Life is exposed to
exchange-rate risk through its investments in
foreign currencies (particularly the euro, pound
sterling and US dollar). It owns these
investments in order to diversify its
investments and enable policyholders to
benefit from the performance of international
financial markets. It controls and limits its
exposure to exchange-rate risk by using
foreign exchange derivatives (mainly
forwards). In Belgium, the Netherlands and the USA, the
Group’s life insurance companies do not have
any significant exposure to exchange-rate
risk. These companies account for 94% of the life
companies’ assets.

– Property & Casualty business (9% of Group
assets): In France, AXA France Dommages is exposed
to exchange-rate risk through the units it owns
in certain investment funds partly invested in
foreign currencies (mainly US dollar) in order
to attain marginal diversification of its
investments. It controls and limits its exposure
to exchange-rate risk by using foreign
exchange derivatives (forwards).
In Belgium, AXA Belgium manages a US dollar
run-off portfolio, which is fully hedged with
investments in the same currency in an
amount of around €130 million.
In Germany, AXA Versicherung is exposed to
US dollar exchange-rate risk on certain
investment funds. It controls and limits its
exchange-rate risk by using foreign exchange
derivatives (forwards). Remaining exchange-
rate risk exposure, mainly concerning the
pound sterling and the Japanese yen, is
incurred for the purpose of diversifying
investments. In the UK and Ireland, AXA UK is exposed to
exchange-rate risk through its AXA Insurance

subsidiary, which operates in pound sterling
but has diversified its investment portfolio in
line with its assigned management
constraints. At December 31, 2006,
AXA Insurance managed around €146 million
of foreign-currency investments, equal to
around 3.4% of its investment portfolio. In
addition, AXA UK’s Irish subsidiary also
operates in Northern Ireland, and so manages
a portfolio of pound-sterling policies in an
amount of £90 million, hedged with
investments in the same currency.
In Switzerland, Winterthur is exposed to
exchange-rate risk through its investments in
foreign currencies (particularly the euro, pound
sterling and US dollar). It owns these
investments in order to diversify its
investments and enable policyholders to
benefit from the performance of international
financial markets. It controls and limits its
exposure to exchange-rate risk by using
foreign exchange derivatives (mainly
forwards). These five companies account for 78% of
the Group’s Property & Casualty companies’
assets.

– International insurance business (3% of
Group assets): In the course of its business, AXA Corporate
Solutions Assurance carries insurance
liabilities, some of which are denominated in
foreign currencies, particularly the US dollar
and, to a lesser extent, pound sterling. The
congruence between the company’s foreign-
currency assets and liabilities is regularly
adjusted, but is subject to unpredictable loss
occurrence and the corresponding
movements in reserves. AXA Corporate
Solutions Assurance also has some Swiss
franc-denominated investments.

– As regards holding companies (5% of Group
assets), AXA SA has since 2001 adopted a
hedging policy on net investments
denominated in foreign currencies, aimed at
protecting the group’s consolidated
shareholders’ equity against currency
fluctuations, using cross-currency swaps and
foreign-currency debt.

At December 31, 2006, the main hedging
positions were as follows:

• $11.1 billion in respect of the US Life &
Savings business, including $7 billion via
cross-currency swaps,

• JPY456 billion in respect of the activities in
Japan, mainly in the form of cross-currency
swaps,

•£1.2 billion in respect of the UK business, mainly in the form of debt,

•CAD996 million in respect of the Canadian business in the form of cross-currency swaps.

As of January 1, 2007, AXA SA’s activities in
Switzerland following the acquisition of the
Winterthur Group were hedged in an amount
of CHF5 billion. AXA SA’s assets account for most of the
assets of Group holding companies.

Analysis of sensitivity
to interest rates,
equity prices and
exchange rates

AXA performs sensitivity analyses to estimate
Group exposure to movements in interest rates,
equity prices and exchange rates. These
analyses quantify the potential impact on the
Group of positive and adverse changes in
financial markets.

The AXA Group analyses sensitivity to movements in interest rates and equity markets in three main ways:

– It analyses the sensitivity of European
Embedded Value (EEV) in the Life & Savings
business, as described in the “Other financial
information” chapter of this document.

– It analyses the sensitivity of the fair value of
assets less liabilities for the Property &
Casualty business.

– It analyses the sensitivity of the fair value of
Group debt to movements in interest rates.

These analyses cover AXA SA, which
carries most of the Group’s debt, along with
the largest subsidiaries in France, the USA,
the UK, Belgium, the Netherlands, Germany,
Southern Europe (Spain, Portugal and Italy),
Australia, Hong Kong and Japan. These
analyses also include the Winterthur Group.
At December 31, 2006, these subsidiaries
represented more than 95% of
AXA’s consolidated invested assets and
technical reserves within its insurance
operations.

Sensitivity of economic value to
variations in interest rates and
equity markets
INTEREST RATES
The purpose of these analyses is to estimate
changes in the economic value of assets and
liabilities in the event of parallel 100-basis-point
upward or downward shift in the risk-free bond
yield curve in the country in which each
subsidiary operates.

In the Group’s Life & Savings business, a
parallel 100-basis-point downward shift in the
risk-free bond yield curve would reduce EEV by
€1.5 billion.

It would also increase the fair value of Group
debt by an estimated €0.7 billion. On the other
hand, it would increase the fair value of assets
net of liabilities in the Property & Casualty
business by an estimated €0.8 billion.

The overall impact of these three factors in the
event of a 100-basis-point fall in interest rates is
therefore € –1.4 billion.

In the event of a 100-basis-point upward shift in
the risk-free bond yield curve, EEV in the Life &
Savings business would be unchanged overall.
It would reduce the Group’s debt by
€0.7 billion. These factors would be offset by a
€0.7 billion fall in the fair value of assets net of
liabilities in the Property & Casualty business.
The overall impact of these three factors
assuming this 100-basis-point rise in interest
rates is therefore neutral.

EQUITY MARKETS
The purpose of these analyses is to estimate
changes in the economic value of assets and
liabilities in the event of a 10% rise or fall in the
main equity markets.

In the event of a 10% fall in the equity markets,
calculations suggest a negative €2.0 billion
impact on EEV in the Life & Savings business.

The same decline would cause a €0.9 billion fall
in economic value in the Property & Casualty
business, since liabilities in this business are
regarded as insensitive to movements in equity
markets.

As a result, a 10% fall in the equity markets
would have an overall negative impact
estimated at €2.8 billion.

In the event of a 10% rise in equity markets, the
overall positive impact would be €2.8 billion.
This breaks down into a positive €1.9 billion
effect on EEV in the Life & Savings business and
a positive €0.9 billion impact on the fair value of
the Property & Casualty business.

Sensitivity to exchange rate
fluctuations
As mentioned in section “Exchange-rate risk
related to the operating activities of Group
subsidiaries”, each operational entity has the
task of ensuring the congruence between
foreign-currency-denominated assets and
liabilities. In many countries, this congruence is
covered by specific standards issued and
monitored by the regulatory authorities.

At Group level, in order to calculate AXA’s
potential exposure to foreign currency
fluctuations, movements of the major foreign
currencies have been analyzed in terms of their
impact on Group net income in euros. The
scenario that resulted in the most adverse
effects for AXA was a decline in all currencies
against the euro, or a rise in the euro against
these currencies.

In 2006, a 10% increase in the euro against all
other currencies would have had an
approximately €73 million negative impact on
AXA’s net income, taking into account hedging,
particularly on US dollar movements. The same
scenario applied to the end-2005 position would
have resulted in a negative impact of
€61 million on AXA’s 2005 net income.

This low sensitivity of AXA’s net income to
a rise in the euro is stable over time. It results
from the quality of hedging arranged,
particularly on the US dollar (the main
contributor currency to Group income after
the euro) but also on other major currencies
(GBP and JPY). This hedging is arranged
systematically at the start of each year.

Limitations to sensitivity analyses
The results of the analyses presented above must be examined with caution due to the following factors:

– Only the assets and liabilities defined at
the start of the sensitivity analysis section
were included in the scope of estimates
regarding sensitivity of fair values to market
fluctuations.

– The “snapshot” analyses presented do
not take into consideration the fact that the
asset-liability management carried out by the
various Group entities to minimize exposure to
market fluctuations is an active and dynamic
strategy. As market indices fluctuate, these
strategies may involve buying and selling
investments, changing investment portfolio
allocations or adjusting bonuses credited to
policyholders.

– In addition, these sensitivity analyses do not
take into account the impact of market
changes on new business, which is a critical
component of future profitability. Like its
industry peers, AXA would reflect adverse
market changes in the pricing of new
products. These analyses do not include the
possible impact of these movements on
business levels. A fall in interest rates would
increase the value of bond assets and would
increase revenues from asset management
activities.

Other limitations of these sensitivity analyses include:

– the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;

– the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro;

– the lack of correlation between interest rates,
equity prices and foreign currency exchange
rates.

Taken together, these factors limit the ability of
these analyses to predict accurately the actual
trend in the fair value of assets and liabilities
and in AXA’s future earnings.

CONTROLLING
EXPOSURE AND INSURANCE RISK

The Group’s insurance activities expose it
to various risks with a wide range of time
horizons. Natural risks arising from climate
change, particularly global warming, are long-
term risks to which AXA Group pays close
attention. On a more short-term view, insurance
risks are covered mainly through procedures
governing pre-launch product approval,
exposure analyses, the use of reinsurance and
the financial markets (catastrophe bonds,
mortality bonds) and reviews of technical
reserves.

Long-term outlook.
Natural risks: climate
change

The changing and growing risks caused by
climate change and, more specifically, by global
warming, represent a major challenge for all
human activities and particularly insurance
operations.

Global warming is now proven beyond doubt,
although experts disagree on its scale, causes
and pace. Greenhouse gas emissions are the
principal human cause. Very broadly, global
warming leads to higher maximum and
minimum temperatures, with more hot days
(heatwaves) as well as heavier and more
frequent cyclonic precipitation events. These
phenomena have already been observed and
could become more prevalent, albeit to different
extents, across almost all land surfaces on the
planet.

The latest publications by the IPCC
(Intergovernmental Panel on Climate Change)
point in the same direction. However, it remains
very difficult to estimate the local effect of
climate change, due to the large number of local
geographical factors to be taken into account
(sea currents, reliefs etc.). It is also very difficult
to estimate the consequences of extreme
events (heatwaves, droughts and floods, high
winds and intense precipitation caused by
cyclones), which are of particular concern to
insurance companies.

Aside from the immediate destruction
caused mainly by flooding and to a lesser
extent by drought, climate change will
have major implications for most human
activities, particularly agriculture, timber
production, healthcare and water activities,
and therefore for the insurance used to
protect them.

These changes already affect and will affect in
future a large number of insurance sectors
(property, agricultural, business interruption,
civil liability, marine and aviation, life, health,
etc.). The insurance sector thus faces major
challenges in the coming years in the form of
potential increases in property and casualty
claims, the emergence of new liability claims
and growing uncertainties about the size of
maximum possible losses, which have become
harder to assess and to predict on the basis
of past events. Furthermore, certain key
economic sectors, which work together with
the insurance sector, are set to undergo
radical changes, due in particular to future
greenhouse gas emission constraints laid down
in the Kyoto protocol, which came into force on
February 16, 2005.

Gradual premium rate adjustments will be
required to reflect these risk factors, but
are not likely to be sufficient on their own.
In addition, the increasing damage caused
by meteorological events will lead to greater
efforts to transfer these risks to the financial
markets, such as via European storm
catastrophe bonds.

By seeking to develop these solutions and
actively contributing to the overall debate
about the issues involved – particularly as part
of the Carbon Disclosure Project – AXA, along
with other major market players, intends to
promote a better understanding and better
forecasting of the risks resulting from global
warming.

Pandemic / extreme
mortality risk

Recent developments relating to bird flu have
attracted increasing attention to risks
associated with pandemics. Although assessing
pandemic risks involves a significant amount of
various assumptions, it generates increasing
interest and requires the development and
implementation of an appropriate risk
management strategy.

As a result, and as part of its mortality risk
management, AXA in 2006 issued a bond on
which the redemption amount depends on
general mortality thresholds. This instrument
was created by AXA Cessions and transformed
by AXA Cessions into reinsurance capacity for
AXA Group subsidiaries.

Pre-launch product
approval and exposure
monitoring

Risks relating to new product launches,
particularly underwriting, pricing and ALM risks

is managed on a gross basis (before taking into
account reinsurance), primarily by AXA’s
operational entities. These have a set of
actuarial tools for this purpose, enabling them to
price products and then monitor their
profitability over time.

The principal Risk Management tools are as follows:

– Pre-launch approval procedures for new
products.

– Exposure analyses.

– Optimization of reinsurance strategies
(see section “Definition of reinsurance
requirements and analysis of underwriting”).

Product approval

In its Individual Life & Savings activities,
the AXA Group has set up pre-launch
product approval procedures in each of its
principal subsidiaries. These procedures are
defined and implemented locally, and are
structured and harmonized using the minimum
requirements defined by GRM. The main
characteristics of these procedures are as
follows:

– Although the decision to launch a new
product is taken locally, it must be the
result of a documented approval process
that complies with local governance
practices.

– All significant Individual Life & Savings products must go through this process.

– Guarantees and options embedded in the
product must be quantified using stochastic
methods defined by GRM in order to ensure
that they are correctly reflected in pricing. This
work also gives a better understanding of any
asset-liability mismatch risk and the actual
economic capital requirement at the product
design stage.

– Pricing reports are sent to GRM prior to
launch.

These procedures are intended to ensure
that new risks underwritten by the Group
have undergone a rigorous prior approval
process before the products are offered to
customers. This harmonized approach also
facilitates the sharing of product innovation
within the Group.

Similar methods have been developed for the
underwriting of specific Property & Casualty
risks, while maintaining the principle of local
decision-making based on a documented
approval procedure. The profitability analysis
framework has been adapted to the Property &
Casualty business, and special efforts have
been made to formalize the quantitative
requirements.

Exposure analysis
A uniform Group-wide framework for quantifying
all risks has been developed by GRM and
AXA Cessions using stochastic modeling
tools factoring in asset and insurance risks.
This framework includes pricing control
systems used by insurance operations as
part of their product development process,
such as those described in the previous
section.

This type of analysis underlines the benefits of
the diversification created by AXA’s wide range
of businesses and regional operations.

In addition to these exposure analyses,
additional studies are undertaken to model life
risks (mortality, longevity, dependence etc.).

In the Life & Savings business, therefore, the
aforementioned tools allow mortality/longevity
risks to be analyzed on a multi-country basis.
The AXA Group regularly monitors its exposure
to these risks. It uses the results of its work to
enhance the structure of its product ranges and
its reinsurance coverage.

Definition of reinsurance
requirements and analysis of
underwriting
Reinsurance purchasing is an important part of
the Group’s insurance activities and risk
management. For the Property & Casualty and
Life & Savings operations, reinsurance programs
are set up as follows:

– Reinsurance placement is handled centrally by
AXA Cessions. Prior to ceding risks, in-depth
actuarial analyses and modeling are
conducted on each portfolio by AXA Cessions

and GRM to optimize the quality and cost of
reinsurance cover. These analyses are
performed in collaboration with the technical
and reinsurance departments of Group
operational entities. They measure frequency
risks as well as specific severity risks (natural
catastrophe, storms, flooding, earthquakes).
They provide guidance for determining
the most appropriate reinsurance cover
(retention levels and scope of cover) for each
portfolio and for each type of risk in
accordance with objectives and capital
allocation constraints.

Estimates of catastrophic risks are carried out
on the basis of several pieces of modeling
software available in the market. Although this
software is vital to allow objective discussions
with reinsurers, it is regularly assessed within
GRM and adjusted to the specific features of
AXA’s portfolio. Experience shows that this
software gives imperfect estimates of real
exposure, and can underestimate some
important factors such as inflation following a
major catastrophe or the effects of climate
change. In addition, it does not factor in risks
relating to legal developments requiring an
insurer retrospectively to cover a risk that it
believed it had excluded from its policies.

In 2006, this work was extended to the Life &
Savings business based on the same
procedures as in the Property & Casualty
business. Certain entities now arrange
reinsurance partially through AXA Cessions,
which has set up a retention pool.

Implementation of the
reinsurance strategy
Role of AXA Cessions

After analysis work, the Group’s various
operating subsidiaries place their reinsurance
requirements with AXA Cessions. However,
only a small part of most treaties is placed
directly in the natural catastrophe reinsurance

market. Most risk is combined at the
AXA Cessions level to form an internal Group
reinsurance pool.

The retention rate and coverage applied to this
pool are designed to protect the Group
effectively at low cost. Coverage is arranged
through the reinsurance markets or directly in
the financial markets through securitization (cat
bonds).

For the motor liability segment, AXA Cessions
has arranged Group protection for all entities.

For 2007, retention of risk within the Group
(borne by entities) has been extended to the
general liability and marine segments. All local
ceding of reinsurance is protected collectively
by Group coverage and the results are
retroceded to entities.

Finally, in addition to the analyses
described above, AXA regularly monitors
its exposure to its main reinsurers, as described
in the section relating to credit risk
management.

Property & Casualty
reserves

In addition to controlling upstream risks through
prior product approval and analyzing the
reinsurance strategy, the Property & Casualty
businesses specifically monitor reserve risks.
Reserves have to be booked for claims as they
are incurred or reported. These reserves are
measured individually for each dossier by the
claims departments.

Additional reserves for incurred but not
reported (IBNR) claims, along with reserves
not enough reserved (IBNER - incurred but not
enough reported) are also booked. Various
statistical and actuarial methods are used in
these calculations. Calculations are initially
carried out locally by the technical departments

in charge, and are then reviewed by local risk
management teams.

GRM has an annual review program to
ensure the validity and coherence of the models
used within the Group, in accordance with
actuarial principles and accounting rules in
force.

The Group’s methods are based on internal and
industry best practice.

Actuaries in charge of assessing reserves for
claims payable do not use a single method but a
selection of approaches such as:

– Methods based on the development of claims
(paid or incurred) using triangulation methods
(e.g. chain ladder and link ratio) for which past
experience is applied to each loss occurrence
or underwriting year, in order to make reserves
projections until their estimated final
development.

– Methods based on claims ratios (such as the
ultimate claims ratio or the additional claims
ratio).

– Hybrid methods (such as Bornhuetter-
Ferguson and Cape Cod).

– Methods based on frequency and severity
estimates.

The analysis is segmented differently depending
on product type, geographical location,
distribution channel, local regulation and other
factors, in order to obtain a homogeneous
claims base and ensure an appropriate analysis
of reserves.

Assumptions depend on available data relating
to reported losses at the time of the estimates,
as well as local regulations, claims management
procedures, pricing, underwriting information
and the type of activities and claims (coverage
type, attritional or major claims, recent or old
occurrence).

They also depend on economic, social and
environmental factors, as well as on the
legislative and political context, which are
important variables in terms of reserves.
Assumptions are made following discussions

with claims managers, pricing actuaries,
underwriters and other specialised departments.
These discussions lead to the definition of
reasonable estimate ranges. However, it must be kept in mind that estimates
are based mainly on assumptions that may	prove different from subsequent experience,
particularly in the event of changes in the
economic environment (e.g. a rise in inflation), in
the legal environment (case law) and in the
social environment (class action suits), and
especially if they affect the Group’s main
portfolios simultaneously.

CREDIT RISK

Counterparty credit risk is defined as the risk
that a third party in a transaction will default on
its commitments. Given the nature of its core
business activities, AXA monitors two major
types of counterparties, using methods suitable
to each type:

– Investment portfolios held by the Group’s
insurance operations (excluding assets
backing separate-account products where risk
is transferred to policyholders) as well as by
banks and holding companies. These
portfolios give rise to counterparty risk
through the bonds and derivative products
held within them.

– Receivables from reinsurers resulting from
reinsurance ceded by AXA.

Invested assets

AXA has a database consolidating the Group’s
listed assets and analyzing them by issuer,
credit rating, sector and geographic region, in
order to assess the risk of concentration in its
equity and bond portfolios. This database
allows AXA to monitor exposure to the default
risk of a given issuer, particularly through
holding its bonds. It also allows the monitoring
of equity exposure, which is not subject to
issuer-specific limits at Group level.

As regards bond issues, total issuer-specific
exposure limits are set at Group level and at the
level of each subsidiary. These limits depend on
the issuer’s risk, assessed via its credit rating
and type (private, sovereign or quasi-sovereign).

These tools allow GRM to ensure compliance
with limits. The ALM Co-ordination Committee is
regularly kept informed of the work performed.

These tools also enable coordinated
contingency measures to be taken for the most
sensitive counterparties. At December 31, 2006, the breakdown of the bond portfolio by credit rating category was as
follows:

Credit risk diversification and analysis policies,
particularly using credit ratings, are
implemented by investment departments and
monitored by Risk Management teams.

Credit derivatives

The AXA Group, as part of its investment and
credit risk management activities, may use
strategies that involve credit derivatives. AXA is
exposed to credit derivatives through its
investments in structured products such as
CDOs (collateralized debt obligations), which
use credit derivatives to build their portfolio of
collateral. At December 31, 2006, the nominal amount of
positions taken through credit derivatives was
€9.9 billion including €4.3 billion via CDOs.

Credit risk relating to CDOs is monitored
separately, depending on the tranches held, and
regardless of the type of collateral (bonds or
credit derivatives). For other credit derivatives positions (nominal amount of €5.6 billion), the credit risk taken by
the AXA Group through these instruments is
included in analyses of bond portfolios as
described in the previous section. Limits applied
to issuers take into account these credit
derivative positions. The breakdown of underlying bonds by rating
(resulting from management information) is as
follows:

Receivables from
reinsurers: rating
processes and factors

To manage the risk of reinsurer insolvency, a
security committee is in charge of assessing
reinsurer quality and acceptable commitments.
The committee is under GRM’s authority and is
run by AXA Cessions, which is the AXA entity in
charge of placing the Group’s Property &
Casualty and Life & Savings insurance with
external reinsurers (see section “Definition of
reinsurance requirements and analysis of

underwriting”). This risk is monitored by
comparing the various financial strength ratings
available on various reinsurers as well as by
conducting in-depth analyses of the
recoverability of receivables in the event of
reinsurer insolvency. The teams in charge of the
Group reinsurance program analyze this
information to add a credit risk dimension to
their work in placing insurance and transferring
risk to the reinsurers. The security committee
meets monthly – and more frequently during
renewal periods – and decides on any action to
be taken with the aim of limiting AXA’s exposure
to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its
exposure to all reinsurers by factoring in all
positions with reinsurers (claims, premiums,
reserves, deposits, pledges and security
deposits). The Group’s top 50 reinsurers accounted for
75% of reinsurers’ share of insurance and
investment contract liabilities in 2006. The
breakdown of all reserves ceded to reinsurers by
rating is as follows, taking into account only the
ratings of these top 50 reinsurers:

The “other” caption relates to reserves ceded to
reinsurance pools, reserves ceded to reinsurers
with which the AXA Group does limited business
(not in the top 50) and reinsurers not rated by
the main rating agencies.

OPERATIONAL
RISKS

General principles

Guided by the principles set forth by the
Basel Committee on banking supervision,
AXA defines operational risk as the risk of
loss resulting from inadequate or failed
processes, people or systems. This inadequacy
or failure may come from internal or external
causes.

Responsibility for managing day-to-day
operational risks lies mainly with subsidiaries,
which are best positioned to take the
appropriate measures to mitigate the risks
facing their organizations. However, AXA has
defined a Group framework for identifying,
quantifying and monitoring the main operational
risks involving the deployment of a common
system.

AXA has classified its operational risks as
follows:

– Internal fraud.

– External fraud.

– Employment practices & workplace safety.

– Clients and business practices.

– Damage to physical assets.

– Business disruption and system failures.

– Execution, products, delivery and process
management.

On this basis, AXA develops quantification
methods to estimate the capital allocation
needed to cover operational risks based
on models inspired by those proposed by
the Basel Committee for banking supervision.
These efforts will be continued and stepped up
during 2007.

Professional ethics

To comply with Sarbanes-Oxley legislation,
AXA adopted a code of professional ethics in
February 2004. The code was updated in
March 2006. It defines rules for day-to-day
professional conduct. Rules defined in
specific chapters include those concerning
conflicts of interest, transactions involving
AXA securities and those of its listed
subsidiaries, confidentiality and control
of sensitive information, and data protection
and storage.

There are also codes of ethics for business
units, which include requirements relating
to the methods used to market products
and services and sales practices, in accordance
with local regulations. With respect to
customers, ethical requirements focus on the
quality of advice and the transparency of
information provided to them, the confidentiality
of customer information, equal treatment,
and efforts to combat fraud and money
laundering.

Money laundering and
corruption risk

AXA is firmly committed to combating money
laundering wherever its entities have business
relations. This commitment is enshrined in a
charter drawn up in 2002, which was approved
by the Management and Supervisory Boards. In

line with this charter, each entity has introduced
procedures based on certain general principles,
on top of applicable local regulations, and has
appointed an anti-money laundering officer. The
“know your customer” principle is crucial in this
respect, and is fundamental to all transactions.
The principle also covers intermediaries. Special
attention is paid to transactions involving cash
or other equivalent instruments. Procedures are
reviewed and adjusted regularly based on
experience. In France, a specific organization
has been set up to ensure effective co-operation
with TRACFIN.

Regulatory risks

AXA, due to its principal activity of acquiring
and managing equity interests in insurance
companies, is considered to be an insurance
group (“société de groupe d’assurance”) under
Article L.322-1-2 of the French Insurance Code
(the “Code des assurances”). Consequently, it is
subject to supervision by ACAM (Autorité de
Contrôles des Assurances et des Mutuelles –
French insurance company supervisory
authority), which ensures compliance with the
relevant legal and regulatory provisions of the
French Insurance Code.

AXA is also subject to regulations pertaining to
the additional supervision of insurance groups.
As such, the Group computes an adjusted
solvency margin based on its consolidated
financial statements, which must be submitted
annually to ACAM.

AXA’s main activities are in Western Europe,
North America, Asia-Pacific and to a lesser
extent Africa and the Middle East. In each
jurisdiction within these regions, AXA is subject
to strict regulation of its insurance and
investment activities.

Although the extent and type of regulations vary
between countries, most jurisdictions in which

AXA’s insurance subsidiaries operate have a
legal and regulatory framework covering:
commercial practices, solvency margins, reserve
levels, permitted investment types and
concentrations, dividend distributions,
relationships with supervisory authorities,
insurance activities, agent authorization and, for
some insurance segments, pricing approval or
disclosure. From time to time, the AXA Group is
subject to investigations by regulatory
authorities. For example, in Japan, AXA is
currently investigated by the FSA (the Japanese
regulator), in relation with payments made to
the policyholders under the terms of their life
insurance policies, over the course of several
years. In various countries, life-insurance
products might offer tax advantages to
policyholders. This advantageous tax treatment
may be jeopardized by changes in tax laws. For
example, the Japanese legislator is currently
considering a change of this nature. The
implementation of such a change in Japan is
expected to have a negative impact on the
results of the Group.

AllianceBernstein and AXA Investment
Managers are subject to comprehensive
regulations in each jurisdiction in which they
operate. The aim of these various regulatory
systems is to protect customer assets, to
ensure transparent information for customers
regarding investment returns and risks, to
provide customers with information on the fund
manager’s identity and skills and to ensure that
the proposed investments fit with the
customer’s objectives.

Risk related to the US stockmarket
listing
AXA is listed on the Paris stock exchange and,
since August 1996, on the New York Stock
Exchange (“NYSE”). Because AXA, like all other
non-US issuers, is listed on two different
exchanges, it is subject to two sets of securities
laws, and to accounting standards and corporate
governance rules that may differ in certain
respects. AXA prepares its consolidated financial

statements in accordance with IFRS, and then
reconciles this information with accounting
principles generally accepted in the United States
(US GAAP). The application of these two
methods may lead to some differences. In
addition, non-US issuers listed on the NYSE (like
US issuers) are subject to the Sarbanes Oxley
Act, which was adopted in the USA in July 2002.
In particular, the Sarbanes Oxley Act requires that
both the CEO and the CFO certify AXA’s
consolidated financial statements. It also
contains requirements concerning corporate
governance and, as of 2006, the annual audit of
internal controls on financial reporting. Specialist
teams at AXA ensure that the Group complies
with these regulations through specific and
targeted analyses and reports.

Legal and arbitration
proceedings

AXA and its subsidiaries are involved in a
number of lawsuits arising from their business
activities, particularly the USA, where lawsuits
– including class-action lawsuits – are in progress
against AXA and its subsidiaries. In some of
these lawsuits, plaintiffs are seeking punitive
damages which bear little relation to the real
amount of damages suffered. Although it is
difficult to predict with any certainty the level of
damages or compensation that AXA and its
subsidiaries may be required to pay as a result of
these lawsuits, as of the date of this report, none
of these lawsuits has resulted in a decision
against AXA or any of its subsidiaries that has had
a material adverse effect on the Group’s
consolidated financial position. At the present
time, based on information available to it,
AXA’s management does not believe that any of
these lawsuits is likely to have a material adverse
impact on the consolidated financial position of
the AXA Group taken as a whole.

Holocaust
Since 1998, AXA has continued its efforts to
identify unpaid life insurance policies issued to
Holocaust victims in France, Germany, and
Belgium and has actively participated in the
International Commission on Holocaust Era
Insurance Claims (“ICHEIC”) together with four
other European insurance groups, US insurance
regulators and non-governmental Jewish
organizations. After having completed its
archival research and audit processes as well as
the payment of all valid claims submitted by
Holocaust victims and their heirs, the ICHEIC
concluded its work in March, 2007. As a result
of its participation in the ICHEIC process,
AXA benefits from a statement of interest issued
by the US federal government which provides
that ICHEIC should be recognized as the
exclusive remedy for all Holocaust era insurance
claims. This statement of interest is intended to
protect AXA against future civil litigation in the
US by Holocaust claimants and to encourage
judges faced with this type of litigation to
dismiss these claims. While this statement of
interest provides AXA with a certain level of
protection against future lawsuits of this type in
the US, it does not offer complete protection
and, consequently, AXA could still be subject to
litigation in the US brought by Holocaust
claimants.

Philips
Several subsidiaries of the Group are currently
involved in a litigation in the Netherlands and in
the US, in relation with asbestos related claims
made by Philips (on behalf of one of its US
subsidiaries) under its worldwide liability
program. Certain insurance companies taking
part into this program (including some AXA and
Winterthur entities) seek the cancellation of this
program for misrepresentation claiming that
Philips failed to disclose information material to
the program and, in particular, the fact that one
of its subsidiaries distributed asbestos.
Following the acquisition of Winterthur, the

exposure of the AXA Group to the Philips
program increased because Winterthur and
some of its subsidiaries held a significant
participation in Philips program. Philips
commenced proceedings in the US seeking a
judgement that a US court and not a Dutch
court should have jurisdiction over the claim.
The US court decision is expected in May 2007.
The transfer of the proceedings to US courts
would increase the AXA Group’s exposure to
this risk.

Litigation in the USA
In addition to the foregoing, AXA and its
subsidiaries face a certain number of lawsuits in
the USA arising from their ordinary business
activities. In particular, AXA Financial, AXA
Equitable and AllianceBernstein are involved in
several lawsuits, including class-action suits.
This litigation relates to various matters
including, among others, the sale of these
companies’ products in the US market, their
investments, their real estate and asset
management activities, their employees and
their agents. Some of these lawsuits expose
these companies to a risk of punitive damages,
which bear no relation to the real damage
suffered by the plaintiffs. In addition, certain US
regulatory authorities regularly investigate the
markets they supervise. These investigations
may result in lawsuits from time to time. For
example, the US insurance regulators, the SEC
and certain state attorney generals
– particularly the New York state attorney general
– have continued to examine practices in the insurance
market. As a result, AXA and its subsidiaries
may be investigated by these authorities. It is
difficult to estimate with any certainty the
damages or compensation that AXA and its
subsidiaries may be subjected to as a result of
these lawsuits and investigations.

To the best of the Company’s knowledge and at
the current stage of the various lawsuits, none
of the lawsuits described above is likely to have
a material adverse effect on the business or
consolidated financial position of AXA and its
subsidiaries taken as a whole. However, AXA’s

management cannot currently predict whether
these litigations could have a material adverse
affect on AXA’s consolidated financial results of
operations in any particular accounting period.

Social and
environmental risks

With respect to its employment practices, AXA’s
key challenge is to retain employees and
position itself as an employer that is able to
attract top talent. Environmental risks are limited because AXA’s core business activities are generally non-
polluting.

Insurance cover

The AXA Group’s general policy
concerning the insurance
of transferable risks
In general, the AXA Group’s purchasing of
insurance is decentralized as far as possible.
Group solutions are used wherever practical.
Subsidiaries are responsible for identifying risks
and buying their own insurance, for example
property damage and professional liability cover
for their local exposures.

Under the general decentralization policy,
subsidiaries may take out cover with external
insurers or an AXA Group insurer. AXA Cessions
keeps an inventory of local insurance contracts.

AXA Cessions has been appointed to buy certain
types of group-wide insurance coverage for risks
shared by all entities. These policies, covering
directors and officers’ liability, professional
liability and fraud, are set out below.

Exposure to common risks and
group-wide insurance programs Group-wide insurance programs cover all Group entities with the exception of AXA Asia Pacific
Holdings and AXA Financial and their
subsidiaries, which have traditionally bought
cover in their local markets.

The Group’s insurance programs are designed
for its specific requirements and its main
businesses of insurance, banking, assistance,
investment, asset management and property.

Insurance covers are revised annually to ensure
that AXA has achieved the market’s best terms

as regards conditions, rates, limits and
protection. The insurers used by the Group are
acknowledged international leaders in their
fields, and the solidity of each company is
checked and approved according to Group
standards.

All coverage is systematically controlled by
AXA Cessions in consultation with local entities.

For 2006, the total cost of Group cover for
directors and officers liability, professional
liability and fraud was around €8.3 million,
excluding taxes and commissions.

168
169

ACTIVITY REPORT

171
INSURANCE AND ASSET MANAGEMENT MARKETS

176
2007 POST-CLOSING TRENDS

177
MARKET CONDITIONS IN 2006

178
DECEMBER 31, 2006 OPERATING HIGHLIGHTS

182
EVENTS SUBSEQUENT TO DECEMBER 31, 2006

184
CONSOLIDATED OPERATING RESULTS

196
LIFE & SAVINGS SEGMENT

217
PROPERTY & CASUALTY SEGMENT

232
INTERNATIONAL INSURANCE SEGMENT

235
ASSET MANAGEMENT SEGMENT

238
OTHER FINANCIAL SERVICES SEGMENT

240
HOLDING COMPANIES

243
OUTLOOK

244
GLOSSARY

CAUTIONARY
STATEMENTS CONCERNING THE USE
OF NON-GAAP MEASURES AND
FORWARD-LOOKING STATEMENTS

This report includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies; these terms are defined in the glossary provided at the end of this document.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of, or indicate, future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future weather-related catastrophic events or terrorist related incidents. Please refer to AXA’s Annual Report on Form 20-F and AXA’s Document de Reference for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

INSURANCE AND ASSET
MANAGEMENT MARKETS

Life & Savings

France. According to the FFSA, in 2006, the
increase in gross written premium has been
estimated to 17% (of which PEL +9%) vs. +14%
in 2005, explained by a strong increase in gross
premiums on unit-linked contracts estimated at
45% (49% in 2005) and by an estimated
increase of 9% in general account premiums. In
the Life market, AXA ranks third.

United States.[1] In the annuity market, variable
annuities have been the product of choice with
industry sales up 18% through the first nine
months of the year, primarily driven by the
demand for guaranteed living benefit riders and
favorable equity markets. Industry fixed annuity
sales continued to decrease (–5%) over the
same period as a result of the continued low
interest rate and flat/inverted yield curve
environment and competition from products
such as bank certificates of deposit. In the life
insurance market, total life industry sales were
up 9% for the first nine months of 2006.
Strong and consistent equity market
performance buoyed variable life sales (+12%)
through the first three quarters of 2006. The
variable life business generally lags the
movement in the equity market. Sales of life
insurance products with fixed returns, such as
universal life, continued their strong sales in the
first nine months of 2006 with industry universal
life sales up 16%. In that same period, fixed
whole life insurance sales increased 2%,
and term insurance sales increased 3%.
AXA gained market share, ranking third in
the variable annuity market and ninth in the
variable life market for first nine months 2006
(source: VARDS).

United Kingdom.[2] New annualized business
(new regular premiums plus 10% of single
premiums) were 30% higher than 2005 in the
year to September 2006. Continued investor
confidence, driven by stock market gains, plus
the growing popularity of offshore investment
vehicles and fund supermarkets, fuelled
significant growth in “Wealth Management”
markets. The simplification of Pensions
Legislation in April 2006 (known as A-Day) and
the subsequent reviewing of existing
arrangements by individuals, delivered a
significant boost to new business for providers
active in these sectors (although a proportion of
this is thought to be one-off in nature).
As a result, Self-Invested Personal Pensions
(SIPPs) have developed into a mainstream
planning solution. A-Day and ongoing
reconstructions of final salary schemes also
drove Corporate Pensions growth. “At
Retirement” markets received increased
attention from providers, including new
entrants, attracted by predicted population
demographics in the medium to long term.
Competitive Protection line volumes were
static following premium rate cuts despite
ongoing housing market activity. The IFA
channel, and slowly emerging multi-tie channel,
combined to represent 76% of total market new
business.

Japan. The life insurance market continued to
grow driven by individual annuity sales sourced
from bancassurance distribution channels and
Medical sales. This trend is expected to
continue as changes in deregulation (notably
the postal service privatization), social
infrastructure (including a population that is
both ageing & declining) and customer

(1) Please note that the numbers quoted for the market data (life and annuity) are 9M06.
(2) Derived from Q1-Q3 2006 figures.

sophistication evolve. The continued positive
economic environment has contributed to
improved solvency and credit standings of
most insurers, restoring previously eroded
customer confidence in the industry. Foreign
life insurers continued to expand their role in
the market. Being one of the most mature
insurance markets, Japan continues to be a
highly competitive market. Well established and
mega domestic insurance companies dominate
the landscape. However, attracted by the high
margin medical market and bancassurance
growth potential, some foreign insurers
have succeeded in entering the market.
This fragmentation of the market together
with the revitalization of the mega domestic
insurance companies has led to declining
margins. A mid-sized player (10th & 12th in
the market based on new business and
assets respectively) with a diversified product
range and distribution model, AXA Japan is
well positioned to profitably grow its market
share.

Germany. After the introduction of the
German Retirement Earnings Law
(“Alterseinkünftegesetz”) in 2005, the market
picked up again in 2006. It showed an increase
in annuity products and a decrease in
endowment products regarding annual
premiums for pure life new business (non unit-
linked endowments –7.4% to €1.0 billion, non
unit-linked annuity products +18.9% to
€2.2 billion, unit-linked endowments
–7.8% to €0.5 billion, and unit-linked annuity products
+60.2% to €1.2 billion). Among business
for single premiums, that grew by 25.4% to
€11.4 billion, non unit-linked annuity products
are still dominating (+45.4% to €5.2 billion),
followed by non credit-linked collective
insurance ( –8.1% to €2.4 billion), bank-like
savings products (“Kapitalisierungsgeschäfte”)
(+1.6% to €1.4 billion) and unit-linked annuity
products (+605.8% to €0.8 billion). New
business for “Pensionskasse” (current
premiums) decreased by 35.3% to €0.3 billion
after losing tax advantages compared to
individual pension plans (“Direktversicherung”)
that are easier transferable. GWP of pensions

funds (Type “Pensionsfonds”) increased by
649.0% to €0.8 billion, which was caused by a
single contract in the market in Q4. Also in the
future, an ongoing need to replace defined
benefit systems is expected to push group life
pension products in general. The core products
of the Retirement Earnings Law
(“Alterseinkünftegesetz”), the “Rürup” pensions,
seem to gain acceptance at last. Current regular
premiums increased by 59.5% to €0.4 billion
(thereof 59.2% unit-linked). In 2006, 2.0 million
contracts of the also highly regulated “Riester”-
products were sold (+78.9%). The current
regular premiums increased by 206.5% to
€1.38 billion. Premiums were affected by a
raised government aid this year which resulted
in a significant growth. The regular premiums of
cashed-in contracts increased only by 120.7%
to €0.78 billion. The development of private
health insurance is marked by two influences:
on one hand, ongoing difficulties in the public
health insurance system continue to push
private health insurance. On the other hand, the
increases of the income threshold in 2003, fixed
by the health reform, complicated the switch
from public to private. This is the reason why
mainly civil servants and self-employed
contribute to the market growth. In
consequence, it lowered the market potential for
full coverage and resulted in a strong decline of
net new inflow for this type in 2006.
Supplementary insurance, however, increasingly
meets demand. But the increase in gross written
premiums by 4.2% in Q1-Q3 mainly reflects
rising premiums per contract. In the Life market
AXA ranks eighth with a market share of 4%[1]and in Health, AXA is tenth with a market share beyond 3%[2].

Belgium. On the retail market, significant shifts
occurred in 2006. The main ones were the
decrease in the national savings rate, the
introduction of a new insurance front-tax (1.1%)
and the increase of the tax deductibility on the
pension schemes premiums. This context
clearly intensified the competition in the Life &
Savings business. While AXA Belgium is very
well positioned in these markets due to its
investment capacities and its marketing skills,

(1) Derived from Q1-Q3 2006 figures.
(2) Derived from Q1-Q3 2006 figures.

new product developments are required to
sustain business growth. The market downturn
in 2006 was spectacular in Individual Life,
especially for Non-Unit-Linked market (forecast
2006 –18% compared to +11% in 2005) but
also in Unit-Linked products (forecast 2006
+2% compared to +127.5% in 2005).
Nonetheless, AXA Belgium managed to increase
its market share thanks to the robustness of its
Crest product line as well as the launch of
competitive unit-linked products. The corporate
market in retirement and savings was rather
stable in 2006, most insurance companies
adjusting their existing plans (to comply with Loi
de Pension Complémentaire). In Disability and
Health, volumes remained stable while prices
decreased.

Southern Europe. In Spain, socio-demographic
evolution results in an ageing population, partly
mitigated by recent influx of immigration, which
now represents 7% of total country population.
An increasing awareness of the need for
retirement savings is observed. New tax law to
be introduced in 2007 wipes out fiscal
advantages of life insurance versus other forms
of saving, and had a unfavorable impact on
sales of unit-linked products. However, the new
law also appears to favor annuities, for which
insurers are better positioned than banks. In
Italy, 2006 market forecast in Life & Savings
(IAMA Source as of October 2006) shows a 5%
new production decrease, with bank channels
decreasing by 7% and agent networks at the
same level as previous year. In Portugal,
insurance activity has been facing an
unfavorable economic environment. Portuguese
economy has passed through a declining trend
in the recent years, reaching recession in 2003.
Since then, the recovery seems fragile.
However, the government programs, namely, the
new social security contribution schemes, the
expected labor legislation towards increasing
flexibility, the educational, health and
technological plans, will have a medium term
impact on insurance activity as new insurable
markets are expected to emerge. In Spain,
AXA is placed as 12th market player (before
Winterthur integration). In Italy, AXA is ranked

13th, in a very concentrated market. In Portugal,
where the market is dominated by
bancassurance, AXA is ranking 7th (data
September 2006).

Australia / New Zealand. Regulatory change and
complexity, the continuing shift of financial
responsibility from Government to individual and
the poor savings behaviors of most households
are driving demand for quality financial advice
and, in turn, the need for comprehensive support
services for advisers. Growth in the wealth
management product markets in Australia and
New Zealand continues to be driven by the
ageing population, government support for self-
funded retirement and strong investment
markets. Major regulatory changes in both
countries in 2006 aimed at encouraging
retirement savings are expected to maintain
momentum with market growth rates forecast
before these changes of 9-13% pa. Financial
protection product markets are underpinned by
rising incomes, asset appreciation and
widespread under-insurance, with expected
growth rates of 6-7% pa. Both Australia and New
Zealand have open, competitive and relatively
concentrated markets. The top 10 companies
account for around 60% of retail funds under
management, 80% of net retail funds flow and
close to 90% of new and in-force annual
premiums in Australia. AXA is ranked 1st in
New Zealand and 6th in Australia for retail
wealth management and is 3rd in financial
protection in both countries. AXA is unique
amongst major competitors in operating across
the entire wealth management and financial
protection value chain – asset management,
products, platforms, adviser services and
financial advice. With open competition at each
stage of the value chain, this end-to-end
presence allows AXA to capture more overall
margin and makes us less sensitive to the shifting
of margin between different parts of the value
chain.

Hong Kong. The economy of Hong Kong
continued to grow in 2006 with GDP growing by
5.8%[1] and Hang Seng index growing by 34.2%
in 2006. Hong Kong remains a very attractive life

(1) 3rd quarter 2006, year-on-year % change in real terms.

insurance market, with high profit margins, high
savings ratios and moderate life insurance
penetration. Individual life market new business
sales increased by 19%[1] for the nine months to
September 2006. AXA has also been seeing the
emergence of wealth management. The
Mandatory Provident Fund (MPF) and the huge
level of bank savings mean that wealth
management and financial advice have strong
growth potential. Now in its sixth year, the
Hong Kong workforce has shown increasing
interest towards their MPF benefit and there
have been increasing numbers of changes in
MPF providers. Life insurance premiums have
increased over the past few years partly because
of growing product options and the entry of
banks and new distribution channels to the
market. Hong Kong life insurance market is
relatively concentrated, 61% of individual life
new business sales are contributed by the top
5 companies. Following the acquisition of MLC
Hong Kong in May 2006 and strong organic
growth, AXA is now number four for inforce
premiums and for new business.[2]

Property & Casualty

France. After 5 consecutive years of
accelerated growth from 1999 (2%) until 2003
(8%), market’s premium growth reduced slightly
to 4% in 2004, 2% in 2005 and an estimated
2% in 2006. Household is expected to grow by
4.5% (+5% in 2005) whereas market should stay
flat in Motor. In the property & Casualty market,
AXA is the first player.

United Kingdom and Ireland. The UK market
has continued to be soft, causing difficult
underwriting conditions throughout the market.
This has made rating increases and the
retention of business difficult. Within Personal
Lines, Household and Healthcare have shown
significant growth largely due to new business
deals. Commercial Lines have seen lower
growth due to the ongoing competitiveness in
acquiring new business contracts. In Ireland, the

Motor market also remained soft with intense
competition leading to a fall in average
premium.

Germany. In the first nine months 2006, total
business decreased by 1.3% (to €44.1 billion).
Due to this, the combined ratio in Property &
Casualty is expected to increase to 94%. In
motor lines, an intensive price competition went
on, initiated by the big players to keep or regain
market share. Therefore, in these lines, gross
written premiums decreased by 4.0% to
€19.2 billion in the first nine months 2006.
Despite partially high claims ratio increases in
industrial property lines (but still keeping
combined ratios below 100%) the gross written
premiums decreased by 3.1% (in the first nine
months 2006). The number of contracts is
expected to remain stable in 2006 compared to
previous year. Regarding retail dominated non-
motor lines, volume increased by only 0.8% in
the first nine months 2006 as penetration is
already high. However, the gross written
premiums for these lines increased in a range
from –4.2% (assistance) to 3.3% (accident) in
the first nine months 2006. In the P&C market
AXA ranks eighth with a market share above
4%[3].

Belgium. The Property & Casualty market 2006
growth rate was fuelled by the introduction of
the natural peril coverage. The motor market
which represents 34% of total Property &
Casualty should grow by 1.3% while household
premiums should rise by 5.9% (natural peril).
The Workers’ compensation market should
confirm its growth pace in 2006 with 3.6%
(vs. 3.0% in 2005). In Property & Casualty
Corporate, increased competition leads to
pressure on average premiums. This is
particularly true in Workers Compensation,
Household and Motor. AXA continued to rank
first in the market.

Southern Europe. In Spain, the sales in motor
car industry reached successive records level
over past years, even though a recent slow
down of the growth is noticeable. This has

(1) OCI, September 2006, combining HSBC and Hang Seng (given common ownership). Market statistics must be used with caution, they are not sanctioned or audited and comparisons with previous years do not fully reflect the true trends in the market place.
(2) 3rd quarter 2006, year-on-year % change in real terms.
(3) Derived from Q1-Q3 2006 figures.

helped to develop comprehensive motor
insurance market as well as insurance solutions
for renting. The on-going development of non-
motor insurance lines, such as household,
private health cover, accidents, compensated
the lower growth in motor. In Italy, market 2006
forecast in P&C (ANIA Source) shows a +2.7%
gross written premiums increase (motor +1%,
property +5%, health +6,6%). In Portugal,
insurance activity has been facing an
unfavorable economic environment. Portuguese
economy has passed through a declining trend
in the recent years, reaching recession in 2003.
Since then, the recovery seems fragile. The new
relevant legislation on clams handling, premium
collection, agents’ law or discrimination against
disease or deficiency should have significant
impacts on insurance activity. In Spain, AXA is
placed as 3rd market player, in Italy, AXA is
ranked 9th on the market, and in Portugal,
AXA is ranked 2nd with a 9% market share, after
the integration of Seguro Directo, purchased at
the end of 2005.

International Insurance

AXA Corporate Solutions is the AXA Group
subsidiary dedicated to Property and Casualty
insurance of major European companies, and to
Aviation and Marine insurance worldwide. After
several years of rate increases and restructuring
of large corporate insurance programs,
underwriting conditions on large risks insurance
market softened in 2005 and 2006. In 2006, this
trend was also fuelled by a lack of major natural
disasters. In Property and Casualty insurance,
AXA Corporate Solutions revenues grew
significantly in 2006. AXA Corporate Solutions
pursued its development in property insurance

business targeting risk managed accounts on
selected industry sectors. Growth in revenues
was also due to the development of
construction insurance. In marine and aviation,
one-off elements and negative change impacts
explained a decrease in revenues in 2006 after a
significant increase in 2005. Despite recent
pressure on price, growth outlook remained
positive considering an ongoing increase in air
traffic worldwide and a booming shipping
industry, particularly in Asia. AXA Corporate
Solutions is among the top five large corporate
risks insurers in Europe.

Asset management[1]

In 2006, total long-term stock, bond and hybrid
fund net inflows were $226 billion for 2006,
compared with $192 billion for 2005.
Specifically, stock net inflows increased 16%
and bond net inflows increased 95% reflecting
the continuing demand for retirement savings
products such as life-style funds, asset
allocation funds, and target maturity funds. The
strong performance of funds investing in foreign
stocks and the depreciation of the dollar also
continued to attract strong demand for U.S.
stock funds investing abroad. In addition,
strong market appreciation of +13.6% for the
S&P 500 U.S. Equity Index, +13.5% for the
MSCI World Equity Index and +15.9% for the
MSCI Europe Index increased assets under
management. Favorable demographics continue
to support industry expansion as financial
advisors and planners continue to recommend
mutual funds as the primary investment vehicle
for retirement plans. A growing theme among
investors is to focus on products with income
distribution characteristics.

(1) Please note that the numbers quoted for the market data are 9M06.

2007 POST-CLOSING
TRENDS

Global equity markets got off to a buoyant start
boosted by optimistic economic growth
prospects, robust corporate earnings and an
active M&A environment. During late
February/early March the global financial
markets experienced volatility not seen since
2003, the beginning of the four-year bull market.
Concerns of a market correction materialized
when China’s Shanghai Market sparked a
worldwide equity sell-off causing significant
downward pressure on all major indices; erasing
recent benchmark highs. In addition, losses
were extended in major markets by the concern
of a slow down in US economic growth, the
deteriorating condition of the US sub-prime
mortgage lending market and the unwinding of
the yen carry trade. However, since mid-March,
markets seem to regain the lost ground. The
European Central Bank and the Bank of England
continued to raise their benchmark interest rates
in early 2007 while the U.S. Federal Reserve

maintained its target interest rate. Bond yields
fell across all major bond markets during the
month of February, highlighting the
responsiveness of credit markets to turbulence
in the equity markets.

The insurance sector had a solid start to the
year with most large companies releasing 2006
earnings that exceeded expectations buoyed by
strong equity markets in 2006 partially offset by
the continued low interest rate environment,
narrowing credit spreads and a flat yield curve.
Specifically, life insurance earnings were robust
driven by a continued product mix shift toward
guaranteed equity products and an expansion in
distribution channels. Property and casualty
earnings demonstrated resilience again
contributing strong earnings to 2006 results.
Asset management earnings were a significant
contributor aided by strong global equity market
performances and higher net inflows.

MARKET CONDITIONS
IN 2006

Financial markets

The major stock markets ended the year on an
upbeat note. The equity markets posted double-
digit growth in 2006, for the fourth year in a row,
and fixed-income securities turned in slightly
positive performances in the year.

The global economy slowed down, but it
remained robust nonetheless, driven both by the
United States and the emerging countries-
especially China, which has once again posted
gross domestic product growth in excess of
10% in 2006. In the United States, growth
slowed down off slightly in 2006, to around
3.3%, while the Euro zone saw a marked
improvement in its economic situation during
the year.

Against this backdrop, monetary policies played
a key role in 2006 with most of the world’s
countries embarking on a course of monetary
tightening in 2006. The European Central Bank
continued to harden its policy stance gradually,
taking the repo rate from 2.25% in the early part
of the year to 3.5% in December. In the United
Kingdom, the Bank of England adjusted its
policy twice, bringing the base rate to 5% in
November. Japan ended its policy of 0%
interest rates in July, raising its intervention rate
to 0.25%, marking the beginning of the process
to normalize its monetary policy.

Stock Markets

Throughout the year, the Dow Jones advanced
by 16.3%, the S&P 500 by 13.6%, the NASDAQ
by 9.5%, the Stoxx 50 by 11.3%, the DAX by
23.1%, the CAC by 18.9%, and the FTSE by
11.6%. The Nikkei was the biggest
disappointment in 2006, gaining a mere 5%,
after having advanced by 40% in 2005. Equity

markets in emerging countries posted good
performances in general, with China (+83%),
Argentina (+67%) and Russia (+56%) standing
out.

Bond markets

The 10-year Treasuries climbed during the first
part of the year, reaching as high as 5.25%
before falling as the economy began to lose
steam and the Fed ended its round of monetary
tightening. Overall, government bonds
performed in barely positive territory, with a
marked outperformance of the United States.
The performance of indexed bonds was
comparable to that of nominals.

On the credit side, sustained growth, low
volatility, solid credit quality and buoyant
technical elements all helped to boost corporate
bonds, which ended the year up by 5% on
average.

Exchange rates

Compared to December 31, 2005, the Dollar lost
nearly 12% against the Euro (Closing exchange
rate moved from 1.18$ at the end of 2005 to
1.32$ at the end of December 2006). The same
was true for the yen at September 2006 but to a
lesser extent (Closing exchange rate moved
from 136.3 yens at the end of September 2005
used for Full Year accounts to 149.3 yens at the
end of September 2006).

On an average rate basis, the Dollar lost 1%
against the Euro (from 1.25$ over 2005 to 1.26$
over 2006), whereas the yen lost 5 % against
the Euro at September 2006 (from 136.3 yens
for the twelve months to September 2005 used
for Full Year accounts to 142.9 for the twelve
months to September 2006).

DECEMBER 31, 2006
OPERATING HIGHLIGHTS

Significant acquisitions
and disposals

Acquisitions

AXA Canada had announced on November 29,
2005, that it had entered into an agreement to
buy Winterthur Canada Financial Corporation,
whose main asset was The Citadel General
Assurance Company (“Citadel”). The
acquisition was financed internally by the AXA
Group. The transaction closed in March 2006.
The purchase price amounted to €221 million,
and the related goodwill to €99 million.

On May 8, 2006, AXA Asia Pacific Holdings
announced it had completed the acquisition of
MLC Hong Kong and MLC Indonesia. Each of
the two purchases was subject to regulatory
approval. Approvals were obtained for both
purchases and completion occurred on terms
consistent with AXA APH’s February 21, 2006
announcement of the proposed purchase. The
purchase price amounted to €340 million.
Related intangibles amounted to €309 million,
of which €115 million of goodwill and
€194 million Value of Business in Force
(net of tax).

On May 15, 2006, AXA announced the
squeeze-out of the minority shareholders of
its German subsidiary AXA Konzern AG,
whereby it would acquire the 3.2% of
AXA Konzern shares it did not already own at a
price of €134.54 per ordinary share and
preference share. The resolution of the squeeze-
out was endorsed at the Annual General
Meeting of AXA Konzern on July 20, 2006.

As announced on December 21, 2005,
AXA made a voluntary public offer between
January 9, 2006 and February 27, 2006 to

purchase the minority shares of its German
subsidiary AXA Konzern AG (“AXA Konzern”)
from minority shareholders at a price of
€129.30 per ordinary and preference share.
AXA reached a direct and indirect holding of
96.8% of the share capital of AXA Konzern as of
the end of the offer period, thereby exceeding
the 95% threshold that is a condition to
launching a minority squeeze-out. Under the
terms of the voluntary public offer, shareholders
who tendered their shares to AXA at
€129.30 per share during the offer period would
also benefit from the higher squeeze-out price
of €134.54 per share. At the end of December,
the corresponding ownership rate of the group
in the German subsidiaries amounted to 96.84%
generating an additional goodwill of €92 million.

AXA proceeded with a squeeze-out of the
0.44% minority shareholding in Kölnische
Verwaltungs-Aktiengesellschaft für
Versicherungswerte AG (“KVAG”) at a price of
€2,042.01 per ordinary share. The principal
asset of KVAG was a 25.6% stake in AXA
Konzern’s share capital. The resolution of the
squeeze-out was endorsed at the annual
general meeting of KVAG, held on July 21, 2006.
The total investment to reach a 100% ownership
in both AXA Konzern and KVAG starting from
the situation as at January 1, 2006 amounted to
€309 million. A part of this amount remained to
be paid in 2007 as the registration of the
squeeze out is subject to various procedures
according to German law.

In order to further streamline the organization in
Germany, AXA Konzern launched in parallel the
squeeze-out of the minority shareholders of its
listed life insurance subsidiaries. Upon the
completion of these transactions, AXA would
own directly or indirectly 100% of all its German
subsidiaries.

AXA announced on June 14, 2006 that it had
entered into a definitive agreement with Credit
Suisse Group under which AXA would acquire
100% of Winterthur for CHF12.3 billion
(€7.9 billion) to be paid in cash.

In addition, AXA refinanced CHF1.1 billion
(€0.7 billion) of internal loans redeemed to
Credit Suisse as of the closing date.

Winterthur’s operations complement and
strengthen AXA’s distribution channels and
product range, while further increasing AXA’s
geographic diversification, by both
strengthening its European franchise and
increasing its presence in high growth markets.

AXA secured the total financing of the
acquisition of Winterthur through:

– €4.1 billion capital increase resulting in the
issue of 208,265,897 new shares (see Capital
operations below for more details).

– €3.8 billion of perpetual deeply subordinated
note issues (see Capital Operations below for
more details)

– €0.7 billion financed through internal
resources.

On December 22, 2006, AXA received all
necessary regulatory approvals and consequently
closed the acquisition of Winterthur.

On December 22, 2006, AXA Asia Pacific
Holdings (AXA APH) reached an agreement with
AXA SA to acquire Winterthur Life Hong Kong
Limited (WLHK). This followed the
announcement of the completion of AXA SA’s
acquisition of the Winterthur Group from
Credit Suisse.

AXA APH will acquire WLHK for consideration
in the range of HK$1.7 billion to HK$2.4 billion
($AUD 278 million to $AUD 393 million).
HK$1.9 billion ($AUD 311 million) will be payable
on completion. This amount will be subject to an
adjustment based on the future performance of
the business measured in 2009.
AXA APH will be seeking shareholder approval
for this acquisition at the Annual General
Meeting in 2007. In addition, AXA APH has
declined the opportunity to acquire Winterthur’s
Indonesian life insurance operations and
Japanese operations.

On October 16, AXA entered into an agreement
with Alpha Bank to acquire its insurance
subsidiary Alpha Insurance for €255 million.
AXA and Alpha Bank signed a long-term
exclusive agreement to pursue and strengthen
the existing bancassurance partnership.
Alpha Insurance is one of the top ten composite
insurers on the Greek market with solid
positions on profitable segments and a strong
distribution network. Alpha Insurance recorded
revenues of €151 million in 2005. It will be
integrated to AXA’s Mediterranean Region
platform upon completion of the acquisition
which is subject to regulatory approvals in
Greece.

On October 23, AXA UK announced that it has
reached agreement with the Board and two
main institutional shareholders of Thinc Destini
to acquire the entire share capital of Thinc
Destini. AXA UK will be acquiring Thinc Destini
using a newly created company, Advisory
Services Limited (“ASL”). Under the terms of the
agreement with the two main institutional
shareholders and the Offer, the shareholders of
Thinc Destini will share up to £70 million based
primarily on the financial performance of the
business during 2009. The maximum amount is
subject to certain deductions as detailed in the
terms of the Offer. AXA UK has also agreed to
fund the repayment of Thinc Destini’s existing
indebtedness, which arose primarily due to
Thinc Destini’s acquisition of a number of IFA
businesses, and provide further working capital
to the Thinc Destini Group, up to an aggregate
amount of £30 million. The transaction, which
was subject to the satisfaction or waiver of
certain conditions, including the Offer being
accepted by Thinc Destini ordinary shareholders
holding at least 90 per cent of the issued Thinc
Destini ordinary shares, has closed on
November 10, 2006.

On December 14, 2006, ONA and AXA had
entered into an agreement for the buy-out of
ONA’s 49% share in the capital of AXA-ONA
(the holding company of AXA Assurance
Morocco). The transaction values AXA-ONA at
MAD 6.382 billion (revised value, €573 million
with December 31, 2006 exchange rate) for
100% of its share capital and will be financed
locally. This agreement is an opportunity for

AXA Assurance Morocco to reinforce its
integration in the AXA Group. Closing of this
transaction is subject to regulatory approvals.
Upon its completion, AXA Assurance Morocco
will be 100% controlled by AXA. As at
December 31, 2006, AXA’s ownership interest
and voting right percentages in AXA Assurance
Morocco are both 51%.

Disposals

AXA initiated in 2006 a strategic review
regarding the future of its reinsurance activity,
currently underwritten by AXA RE and reported
in the “International Insurance” segment.
Following the receipt of a binding offer on
April 6, 2006 and consultation with the relevant
workers’ councils, AXA announced on June 6,
2006 the signing of a definitive agreement to
cede the business of AXA RE to Paris Re
Holdings Limited.

On December 21, 2006, AXA completed the sale
of AXA RE’s business to Paris Re Holdings, in
which AXA had taken a 3.4% stake. Under the
terms of the agreement, the business of AXA RE
has been ceded to Paris Re Holdings, with the
risks and corresponding net income related to
AXA RE’s 2006 claims experience accruing to
Paris Re Holdings. This transaction generated a
capital gain of €66 million net of tax on the
business ceded. AXA guarantees the reserves
pertaining to losses incurred on or before
December 31, 2005. Starting with 2006
accounts, the accounting results of AXA RE
accruing to the AXA Group will mainly comprise
the impact of the loss reserve developments on
the corresponding run-off portfolio and will be
reported in the Other International Insurance
segment.

Capital and financing
operations

Capital operations

During the first semester of 2006, AXA pursued
its share purchase program to control dilution
arising from 2005 share-based compensation

and employee Shareplan program and
purchased 12.7 million shares for a total amount
of €0.35 billion.

AXA announced on July 11, 2006 the
completion of a €4.1 billion capital increase
(1 new share for 9 previously held at a price of
19.8 euros per share) to finance part of the
Winterthur acquisition, resulting in the issue of
208,265,897 new shares. The settlement and
listing of the new shares on the Eurolist market
of Euronext Paris took place on July 13, 2006.
The new shares are eligible for any future
dividend distributions, including the dividend
paid in 2007 in respect of fiscal year 2006
earnings.

As part of the financing of the acquisition of
Winterthur, AXA placed on July 6, 2006, a triple-
tranche Euro and Sterling perpetual deeply
subordinated notes for a total amount of
approximately €2.2 billion, of which €1 billion
for the Euro Perpetual Non-Call 10 year tranche
(issued at a spread of 150 bps over Euribor),
GBP 500 million for the Sterling Perpetual Non
Call 10 year tranche (issued at 150 bps over
Libor) and GBP 350 million for the Sterling
Perpetual Non Call 20 year tranche (spread of
175 bps over Libor).

AXA also placed in October 2006 a triple-
tranche Australian perpetual deeply
subordinated note issue for a total amount of
$AUD 750 million (approximately €0.5 billion).

On December 11, 2006, AXA priced a
two-tranche US$ perpetual deeply
subordinated note issue for a total amount of
US$1.5 billion (approximately €1.1 billion) of
which US$750 million for the US Dollar
Perpetual Deeply Subordinated Non-Call
12 year tranche and US$750 million for the US
Dollar Perpetual Deeply Subordinated Non-Call
30 year tranche.

For several years, the AXA Group has been
offering to its employees in and outside of
France, the opportunity to subscribe for shares
issued by way of a capital increase reserved for
employees. In 2006, employees invested a total
of €375 million leading to a total issuance of
15.5 million newly issued shares. Employee

shareholders represented approximately 4.98%
of the outstanding share capital as of the end
of 2006.

Financing operations
In 2006, in order to further protect the Group net
assets denominated in U.S. dollars, AXA
implemented a U.S.$ 2 billion foreign exchange
hedge, at an average rate €/$ of 1.25. Overall
US Dollar 11.1 billion group net assets are
hedged at an average rate of €/$ 1.17.

At June 30, 2006, in order to hedge the
acquisition price of Winterthur, AXA
implemented foreign exchange forwards
denominated in Swiss francs for CHF7.3 billion.

Other operations

On November 13, 2006, AXA completed its first
mortality risk securitization transaction by the
implementation through a special purpose
vehicle, “OSIRIS Capital plc”, of a €1 billion
shelf program in order to transfer mortality risk
to the capital markets. This shelf program is a
flexible and efficient structure to diversify
sources of cover for the Group’s mortality risk
exposure by benefiting from the broad capacity
of capital markets. In this framework, AXA
announced the placement of notes indexed to
mortality levels in France (60% of the combined
index), Japan (25%) and the US (15%), for a
total amount of circa €345 million in four
different tranches rated AAA, A-, BBB, BB+.

EVENTS SUBSEQUENT
TO DECEMBER 31, 2006

On January 4, 2007, AXA reached an agreement
with QBE Insurance Group for the sale
of Winterthur’s US operations for
US$1,156 million (€920 million taking into
account hedges put in place by AXA for this
transaction at 1 Euro = 1.26 US$). In addition,
Winterthur US will repay US$636 million of
which US$79 million have been repaid in Q4
2006 (€506 million taking into account hedges
put in place by AXA for this transaction at
1 Euro = 1.26 US$) of inter-company loans to
Winterthur Group. This transaction follows AXA’s
decision to put Winterthur US operations under
strategic review, as initially announced on
June 14, 2006. The transaction is subject to
necessary regulatory approvals and is expected
to close during the second quarter of 2007.

On January 11, 2007, the meetings of holders of
AXA’s 2014 and 2017 convertible bonds were
held to vote on an amendment of the final
conversion dates of the bonds to January 26,
2007 in exchange for a cash payment in respect
of the value of the conversion option.

The meeting of holders of the 2014 convertible
bonds approved the amendment. Consequently,
holders who did not convert their bonds by
January 26, 2007, received €16.23 per bond on
January 31, 2007. The meeting of holders of the
2017 convertible bonds did not approve the
amendment. Consequently, to fully neutralize
the dilutive impact of the 2017 convertible
bonds AXA has purchased from a banking
counterparty, for a total cash amount equivalent
to the payment proposed to bondholders, call
options on the AXA share with an automatic
exercise feature. This feature is such that one
option is automatically exercised upon each
conversion of a convertible bond. Consequently,
each issuance of a new share resulting from the
conversion of the bond will be offset by the

delivery by the bank to AXA (and subsequent
cancellation) of an AXA share; The issuance of a
share in respect of the conversion of the bond
and the cancellation by AXA of the AXA share
received will offset each other. As a result of this
transaction, there will no longer be a change to
the outstanding number of AXA shares created
by the convertible bond conversion.

For AXA shareholders, these transactions
resulted in the elimination of the potential
dilutive impact of the 2014 and 2017 convertible
bonds (i.e. a maximum of 65.8 million shares).
The total cash consideration paid by AXA
amounts to €245 million.

On January 12, 2007, AXA UK announced that it
has reached agreement with insurance brokers
Stuart Alexander and Layton Blackham to
acquire both businesses. AXA UK will be
acquiring both firms through its subsidiary
Venture Preference Ltd which already owned
38.9% of Layton Blackham. The two companies
are to be combined and will have considerable
autonomy to develop the business and will
maintain independent broking status. Quality
accounts with current insurers will be
maintained and grown. The total cash
consideration paid for 61.1% of Layton
Blackham and 100% of Stuart Alexander
amounts to £58.5 million.

On February 7, 2007, AXA UK announced that it
is to acquire the UK’s only 100% online insurer,
Swiftcover, jointly owned by international
insurer Primary Group and Swiftcover’s
management. The transaction is subject to the
satisfaction or waiver of certain conditions
including regulatory approval. Swiftcover is a
business on the UK personal direct market, with
net inflows of 120,000 policies in 2006. The
upfront cash consideration for Swiftcover

amounts to £75 million, with an additional
potential earn out of £195 million maximum over
the next 4 years, based on policy volume and
combined ratio level.

In connection with AllianceBernstein’s
acquisition of the business of SCB Inc., formerly
known as Sanford C. Bernstein, Inc., in 2000,
AXA Financial Inc. entered into a purchase
agreement under which certain former
shareholders of Sanford Bernstein have the right
to sell (“Put”) to AXA Financial, subject to
certain restrictions set forth in the agreement,
limited partnership interests in AllianceBernstein
L.P. (“AllianceBernstein Units”) issued at the
time of the acquisition.

As of the end of 2006, AXA Financial, either
directly or indirectly through wholly owned
subsidiaries, had acquired a total of 24.5 million
AllianceBernstein Units for an aggregate price of
approximately $885.4 million through several
purchases made pursuant to the Put. AXA
Financial completed the purchase of another
tranche of 8.16 million AllianceBernstein Units
pursuant to the Put on February 23, 2007 for a
total price of approximately $746 million. This
purchase increased the consolidated economic
interest of AXA Financial, Inc. and its
subsidiaries in AllianceBernstein L.P. by
approximately 3% from 60.3% to 63.3%.

On March 16, 2007, AXA reached an agreement
with Kyobo Life to acquire its 75% stake in
Kyobo Auto which has a leading position in the
South Korean direct motor insurance market
with revenues of KRW 346 billion (€278 million)
and a market share above 30%. Following this
acquisition, the AXA Group will serve over
2 million clients through its direct distribution
P&C operations worldwide. Completion of this
transaction was subject to local regulatory
approvals.

On March 19, 2007, AXA Holdings Belgium SA
reached an agreement with ELLA Holdings Ltd
and its main shareholder Royalton Capital
Investors to acquire 100% of the Hungarian

retail bank ELLA and its affiliates. Originally
specialized in on-line banking and today the
fastest growing bank in Hungary, ELLA is the
6th largest supplier of mortgage loans in the
country with total assets of €375 million. The
combination of AXA Hungary’s operations, the
5th largest company in the pensions market;
with those of ELLA Bank shall duplicate the
successful business model of AXA in Belgium.
Completion of this operation was subject to
required regulatory approvals.

On March 23, 2007, AXA and BMPS reached an
agreement for the establishment of a long term
strategic partnership in life and non-life
bancassurance as well as pensions business.
AXA will acquire:

– 50% of MPS Vita (life and savings) and MPS
Danni (P&C);

– 50% of BMPS open pension funds business.

Management of insurance companies assets
(€13 billion as of year-end 2006) and open
pension funds assets (€0.3 billion as of year-
end 2006).

The partnership will be the sole platform for
developing AXA’s and BMPS’s operations in the
Italian bancassurance and pensions market
including any new distribution channel. The
objective of the transaction is to further
strengthen and consolidate the competitive
position of the joint operations in life and non-
life bancassurance and increase their
profitability by: i) leveraging AXA specific know-
how to capture fully the growth potential and
develop a leading position in the Italian
pensions market and ii) fully exploiting the
potential of BMPS’s franchise, improving the
product and service offer, and achieving higher
efficiency and commercial effectiveness.

Total cash consideration to be paid by AXA in
this transaction is €1,150 million and will be
financed with internal resources.

The closing of the transaction is subject to
regulatory approvals.

CONSOLIDATED
OPERATING RESULTS

Consolidated gross revenues

				(in Euro million)
CONSOLIDATED GROSS REVENUES (a)	2006	2005	2004	Variation 2006/2005
Life and Savings	50,479	45,116	42,344	11.9%
of which Gross written premiums	48,786	43,496	41,103	12.2%
of which Fees and revenues from investment contracts with no participating feature	608	509	417	19.5%
Property & Casualty	19,793	18,874	17,852	4.9%
International Insurance (b)	3,716	3,813	3,363	– 2.5%
Asset Management	4,406	3,440	3,084	28.1%
Other Financial services (Net banking revenues) (c)	381	428	387	– 10.9%
Holding companies activities	–	–	–	–
TOTAL	78,775	71,671	67,031	9.9%
(a) Net of intercompany eliminations.
(b) Including AXA RE.
(c) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €393 million and €78,793 million for the period of December 31, 2006.

Consolidated gross revenues for full year 2006
reached €78,775 million, up 9.9% compared to
previous period.

Excluding the restatements to comparable
basis, of which the impact of the appreciation of
the Euro against other currencies (€423 million
or 0.6 point, mainly from the Japanese Yen and
US Dollar), and scopes differences, notably the
restatement of AXA RE business (€234 million
or 0.6 point), gross consolidated revenues
were up 11% on a comparable basis.

Total life New Business APE[1] reached
€6,234 million, up 13.9% compared to full year
2005. On a comparable basis, Group New
Business APE increased by 14.8%. This growth
was attributable to all significant countries
except Belgium.

France new business APE increased by 14%
to €1,231 million with Individual business up

12% and Group business up 21%. Individual
business growth was largely driven by
unit-linked Investment & Savings up 31%
to represent 38% of Individual savings as
well as by the 33% increase in individual
Life and Health thanks to the successful
launch of new products in proprietary
channels (Héliade and Prêt-à-Protéger)
and new Health offers targeting families and
independent workers. Group new business
benefited from some large non unit-linked
single premiums.

The United States APE increased by 14%
to €1,922 million mainly attributable to
Variable Annuity (+17%) and Individual
Life (+18% excluding COLI
–Corporate
Owned Life Insurance
–). Excluding Fixed
Annuities, COLI and mutual funds, APE was
up 17% with a 51% increase in Variable Annuity
distributed through the wholesale planner
channel.

(1) Annual premium equivalent is New regular premiums, plus one tenth of Single premium, in line with Group EEV methodology.
APE is Group Share.

Japan APE increased by 16% to €651 million
following the growth in individual business
(+18% to €627 million), driven by strong sales
of Increasing Term products and SPA (saving
product), partly offset by the continued declining
momentum in LTPA sales. Group business
decreased by 26% driven by lower Mutual Aid
sales.

In the United Kingdom, new business APE
was up 38% to €1,134 million driven by
strong growth in Investment & Savings (+55%)
largely due to sales of unit-linked investment
bond, particularly offshore bonds in the
fourth quarter of 2006, following enhancements
to the offshore bond products during the year.
Pension business also continued to
demonstrate strong growth in the wake of
A-day (+29%).

Germany APE increased by 6% to €287 million.
Restated from the backlog effect in 1Q05 linked
to a change in tax regulation in 2004, APE
increased by 29% mainly driven by Investment
& Savings unit-linked products (especially
Twinstar) and Health business (notably following
the launch of a new Medical Cost Insurance
product).

Benelux new business APE declined by 9% due
to Belgium APE down 11%, (or
–8% excluding
the impact of the termination of the distribution
agreement with “La Poste” in the second
quarter of 2005), mainly due to a decrease in
non unit-linked product sales (notably Crest),
as a new tax on premiums introduced in early
2006 triggered exceptionally high sales in
December 2005 and a significant decrease of
the whole market in 2006. Netherlands APE
was up 6% notably driven by Group pension
business.

Southern Europe new business APE was up 2%
to €143 million, driven by the 20% growth in
proprietary channels which more than offset the
28% decline in non-proprietary channels linked
to the termination in May 2005 of a
bancassurance agreement in Spain. Overall,
while single premium products were down 15%,
regular premium products benefited from new
product launches in 2006.

Australia/New Zealand new business APE
remained nearly stable as strong growth in the
superannuation and investment fund inflows
were offset to a large extent by a decrease in
the more volatile international equity mandates
into the JV with AllianceBernstein (which
included two large mandate wins in 2005).
Excluding AllianceBernstein mandates, APE was
up 13%.

Hong Kong new business APE was up 28%
on a comparable basis to €100 million
benefiting from (i) the increase in Individual
Life regular premiums, notably through the
broker channel, (ii) strong growth in single
premium unit linked products and (iii) new unit
trust products sold through bank distribution
agreements.

Property & Casualty gross written premiums
were up 4.9%, or +4.3% on a comparable
basis to €19,793 million, mainly driven
by United Kingdom & Ireland (+7% to
€4,721 million), France (+4% to €5,187 million),
Southern Europe (+4% to €3,152 million),
Turkey (+20.5% to €507 million), Morocco
(+17% to €163 million) and Japan (+20% to
€158 million).
Personal lines (62% of P&C premiums) were up
5% on a comparable basis, stemming from both
Motor (+4%) and Non Motor (+5%).

Motor revenues grew 4%, mainly driven
by Southern Europe up 6%, recording strong
net inflows of 293,700 policies owing to the
launch of new products, United Kingdom &
Ireland up 16%, due to updated pricing
strategies and new business growth, Germany
up 4%, with net inflows of 157,000 policies, and
France up 1% due to positive net inflows
(+58,000 new contracts). Japan (+20%) and
Turkey (+15%) also contributed to motor
revenue growth while in Canada, Motor
revenues were down 10% mainly impacted by
the 18/24 months policies sold in 2005 leading
to less renewals in 2006.

Non-motor revenues increased by 5% mainly
driven by new products launches in UK
household, positive net inflows in Household

with and ongoing price increase in France, the
introduction of natural catastrophe guarantees
in Belgium, and growth in all lines in Southern
Europe.

Commercial lines (37% of P&C premiums)
recorded a +4% growth on a comparable
basis.

Motor revenues were up 3% on a comparable
basis, mainly as positive evolution in France
(+3%, overall positive inflows), the Netherlands
(+5%, mainly attributable to authorized agents),
Southern Europe (+3%, growth of the existing
fleets and the signature of new contracts),
Belgium (+4%, as a result of portfolio and tariff
increases), and the United Kingdom & Ireland
(+2%).

Non-motor revenues were up 4% on a
comparable basis, mainly driven with France up
6% driven by Construction and Liability, the
United Kingdom including Ireland up 5%, driven
by Property and Belgium up 7%, with positive
growth in most lines of business. Germany was
down 2%, experiencing increased competition
in Industrial Property, and Southern Europe was
down 5% following non renewals of some low
profitability contracts.

Other Lines[1] (1% of P&C premiums) revenues
increased by 7% on a comparable basis mainly
due to AXA Art in Germany.

International Insurance revenues were
down 2.5% or up 7% on a comparable basis
to €3,716 million attributable to both AXA
Corporate Solutions Assurance and AXA
Assistance.

AXA Corporate Solutions Assurance

revenues were up 5% or 7% on a comparable
basis to €1,689 million, driven by portfolio
development in Property and Construction.
Such development was achieved through
selective new business activity focused on
risk managed accounts in targeted industry
sectors and despite softening market
conditions.

AXA Assistance revenues were up 13% or
11% on a comparable basis to €621 million
reflecting increased business with car
manufacturers (France), positive new inflows on
travel insurance (mainly in Germany) and home
service providing (France, United Kingdom) as
well as the gain of some major contracts in the
US.

Other transnational activities revenues
(including the transfer of reinsurance activities
formerly led by AXA RE to “Other Transnational”)
were down 15% to €1,351 million, mainly
attributable to AXA RE ( –16% to €1,217 million)
principally due to a decrease in (i) current year
gross attritional written premiums, and (ii) gross
Major Losses reinstatement premiums all years
mainly related to 2005 Major Losses (especially
Katrina, Rita and Wilma hurricanes).

Asset management revenues increased by
28% or 29% on a comparable basis to
€4,406 million, driven by higher average Assets
under Management (+18.5% or 17% excluding
Framlington) and strong net inflows (€+17 billion
to €73 billion).

AllianceBernstein revenues were up 20% or
25% on a comparable basis to €2,961 million
due to higher investment advisory fees driven by
18% higher average AUM, as a result of net new
business inflows and strong market
appreciation, and higher performance fees.

AUM increased by €54 billion to €544 billion
driven by €38 billion net inflows across all client
categories and €72 billion favorable market
impact, partly offset by €57 billion unfavorable
exchange rate impact.

AXA Investment Managers revenues including
those earned from AXA insurance companies
eliminated in consolidation, increased by
€484 million, or +40% to €1,679 million.
Excluding fees retroceded to distributors,
AXA Framlington impact (€13 million in 2005
and €126 million in 2006), and exchange rate
variation (€2 million), net revenues grew by 30%

(1) Please note that UK Health is no longer reported in other lines but is now allocated between personal non motor and commercial non motor lines.

on a comparable basis, driven by higher
average AUM (+16% on a comparable basis), a
positive client and product mix evolution, and
higher performance fees.

AUM increased by €53 billion to €485 billion
mainly driven by €35 billion positive net inflows,
mainly from third-party institutional and retail
clients, and €20 billion favorable market impact,
partly offset by € –4 billion foreign exchange rate
impact.

Net banking revenues in Other Financial
Services were down 10.9% or –11% on a
comparable basis to €381 million, mainly
attributable to AXA Bank Belgium ( –12% to
€293 million), as a result of the decrease of (i)
realized capital gains, (ii) mark to market mainly
due to derivatives (natural hedge on investment
portfolio and credit spread portfolio) partly offset
by an increase in loans and the money market
and (iii) net interest and fee income.

Consolidated underlying, adjusted earnings
and net income

					(in Euro million)
UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated(b)	2005 Published	2004 Restated (b)	2004 Published
Gross written premiums	72,099	65,995	65,995	62,152	62,152
Fees and revenues from investment contracts with no participating feature	608	509	509	417	417
Revenues from insurance activities	72,707	66,504	66,504	62,570	62,570
Net revenues from banking activities	393	408	408	402	402
Revenues from other activities	5,693	4,733	4,733	4,074	4,074
TOTAL REVENUES	78,793	71,645	71,645	67,046	67,046
Change in unearned premium reserves net of unearned revenues and fees	(498)	(502)	(502)	(97)	(104)
Net investment result excluding financing expenses (a)	30,774	30,928	30,928	25,279	25,279
Technical charges relating to insurance activities (a)	(84,074)	(80,829)	(80,827)	(72,008)	(72,009)
Net result of reinsurance ceded	(1,455)	(141)	(141)	(1,063)	(1,063)
Bank operating expenses	(78)	(61)	(61)	(101)	(101)
Insurance Acquisition expenses	(7,162)	(6,508)	(6,509)	(5,936)	(5,928)
Amortization of value of purchased life business in force	(241)	(529)	(529)	(389)	(389)
Administrative expenses	(8,751)	(8,570)	(8,570)	(7,686)	(7,686)
Valuation allowances on tangibles assets	18	(3)	(3)	(11)	(11)
Other	(451)	(197)	(197)	(243)	(243)
Other operating income and expenses	(102,193)	(96,839)	(96,838)	(87,438)	(87,430)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	6,876	5,233	5,233	4,790	4,790
Net income from investments in affiliates and associates	21	20	20	55	55
Financing expenses	(474)	(481)	(602)	(439)	(583)
OPERATING INCOME GROSS OF TAX EXPENSE	6,423	4,772	4,651	4,406	4,262
Income tax expense	(1,793)	(943)	(900)	(1,250)	(1,199)
Minority interests in income or loss	(620)	(492)	(492)	(426)	(426)
UNDERLYING EARNINGS	4,010	3,337	3,258	2,730	2,637
Net realized capital gains attributable to shareholders	1,130	944	850	679	705
ADJUSTED EARNINGS	5,140	4,281	4,108	3,409	3,342
Profit or loss on financial assets (under fair value option) & derivatives	(226)	122	149	416	428
Exceptional operations (including discontinued operations)	196	(72)	(72)	10	10
Goodwill and other related intangibles impacts	(24)	(13)	(13)	(41)	(41)
NET INCOME	5,085	4,318	4,173	3,793	3,738
(a) For the periods ended December 31, 2006, December 31, 2005, and December, 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €15,370 million, €13,978 million and €10,543 million, and benefits and claims by the offsetting amounts respectively.
(b) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income, and (iii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.

				(in Euro million)
	2004 Published	Transfer of foreign exchange impact from adjusted earnings to net income	TSDI reclassification impact	2004 Restated (b)
UNDERLYING EARNINGS	2,637	–	93	2,730
Net realized capital gains (a)	705	(26)	–	679
ADJUSTED EARNINGS	3,342	(26)	93	3,409
Profit or loss on financial assets & derivatives and tax impact	428	26	(38)	416
Exceptional operations	10	–	–	10
Goodwill and related intangibles	(41)	–	–	(41)
NET INCOME	3,738	–	55	3,793
(a) €26 million includes €38 million related to foreign exchange impact on TSDI.
(b) Please note that FRS 27 impacts on the statement of income (underlying basis) are not detailed as they are not significant.

				(in Euro million)
	2005 Published	Transfer of foreign exchange impact from adjusted earnings to net income	TSDI reclassification impact	2005 Restated (b)
UNDERLYING EARNINGS	3,258	–	79	3,337
Net realized capital gains (a)	850	94	–	944
ADJUSTED EARNINGS	4,108	94	79	4,281
Profit or loss on financial assets & derivatives and tax impact	149	(94)	66	122
Exceptional operations	(72)	–	–	(72)
Goodwill and related intangibles	(13)	–	–	(13)
NET INCOME	4,173	–	145	4,318
(a) €–94 million includes €–66 million related to foreign exchange impact on TSDI.
(b) Please note that FRS 27 impacts on the statement of income (underlying basis) are not detailed as they are not significant.

					(in Euro million)
UNDERLYING EARNINGS, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Life & Savings	2,325	1,931	1,931	1,563	1,563
Property & Casualty	1,453	1,346	1,346	1,102	1,102
International Insurance	131	68	68	138	138
Asset Management	508	396	396	300	300
Other Financial Services	51	67	67	23	23
Holding companies	(457)	(471)	(549)	(396)	(489)
UNDERLYING EARNINGS	4,010	3,337	3,258	2,730	2,637
Net realized capital gains attributable to shareholders	1,130	944	850	679	705
ADJUSTED EARNINGS	5,140	4,281	4,108	3,409	3,342
Profit or loss on financial assets (under fair value option) & derivatives	(226)	122	149	416	428
Exceptional operations (including discontinued operations)	196	(72)	(72)	10	10
Goodwill and other related intangibles impacts	(24)	(13)	(13)	(41)	(41)
NET INCOME	5,085	4,318	4,173	3,793	3,738
(a) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

Group underlying earnings reached
€4,010 million, up 20% or €+673 million
compared to 2005. On a constant
exchange rate basis, the growth was
€+690 million, attributable to main operational
segments.

Life & Savings underlying earnings were up
€+394 million or €+417 million on a constant
exchange rate basis. Excluding Japan 2005
non-recurring items (€67 million), underlying
earnings were up +484 million on a constant
exchange rate basis mainly attributable to the
United States (€+143 million to €1,000 million,
of which €+92 million favourable income tax
settlement in 2006), France (€+76 million to
€462 million), Japan (€+70 million to
€256 million), the United Kingdom
(€+70 million to €155 million) and Germany
(€+39 million to €69 million).

Japan recorded €+67 million non-recurring
items in the full year 2005 underlying earnings.
These non-recurring items consisted in a
significant DTA valuation allowance release of
€225 million pre-Minority Interests (or
€220 million net), following the improvement
in the recovery of tax losses carry forward,
partly offset by DAC and VBI one-off
amortization for respectively €–27 million
and €–219 million pre-tax & minority interests
(or €–17 million and €–136 million net),
following a change of future investment
assumptions.

Underlying earnings (excluding Japan 2005 non
recurring items) increased by €484 million on a
constant exchange rate basis, mainly resulting
from:

(i) An improved investment margin
(€+137 million), primarily in the United
States (€+58 million due to higher
investment income), Germany (€+30 million
mainly driven by higher fixed maturities
income as well as lower policyholder
participation), United Kingdom (€+16 million
due to shareholder’s participation in higher
With Profit bonuses), and Australia and
New Zealand (€+19 million due lower
interest expense on inter-company loans

and debts and strong investment market
performance), partly compensated by
France (€–48 million due to lower investment
income partly offset by lower policyholder
participation).

(ii) Higher Fees and Revenues (€+789 million)
principally pulled up by the United States
(€+243 million notably due to higher fees
earned on separate account business),
France (€+149 million due to higher sales
and increased asset base), the
United Kingdom (€+132 million due
to an increase in loadings on Life and
Pensions business premiums primarily
due to a change to an Onshore Bond
Product to incorporate insurance features),
Japan (€+88 million mainly due to
higher sales notably of increasing Term,
Term and high margin Health products),
and Australia / New Zealand (€+82 million
attributable to strong inflows and
higher funds under management and
administration following strong market
performance).

(iii) An improved net technical margin
(€+117 million) mainly driven by the
United Kingdom (€+65 million or
€+34 million excluding the impact of the
change in the allocation methodology with
fees and revenues, principally due to higher
mortality and morbidity profits and 2006 non
recurring items), Australia / New Zealand
(€+26 million due to more favorable claims
termination experience in the health
business and strong claims experience in
group life), Hong Kong (€+23 million due to
better claims experience together with
successful National Life switching
campaigns leading to an increase in the
surrender margin), partly compensated by
Japan (€–39 million driven by a €–52 million
decrease in mortality margin).

(iv) A lower level of VBI amortization
(€+66 million) mainly attributable to
Japan (€+100 million), reflecting notably
(i) the lower 2006 amortization due to a
reduced VBI opening balance and
(ii) the impact from actuarial assumption
changes, mainly related to mortality
(€+38 million).

This was partly offset by:

(v) Higher expenses including Deferred
Acquisition Costs (€–372 million impact),
mainly in the United States (€–168 million
reflecting reactivity to higher margins
in products which are DAC-reactive
and lower favorable DAC unlocking for
expected higher emerging margins on
annuity and variable and interest sensitive
life products), France (€–90 million due
to increased commissions and higher
general expenses mainly due to salaried
sales force and IT costs), Australia /
New Zealand (€–49 million due to
higher commissions associated with
increased fees and revenues) and
Hong Kong (€–36 million mainly due to
higher commissions).

(vi) Tax and minority interests[1] increased by
€253 million mainly attributable to the
United Kingdom (€+172 million due to
increasing pre-tax earnings and non-
recurring increases in deferred tax provisions
of €102 million, primarily as result of a
reassessment of the likelihood of a future
distribution from the attributed Inherited
Estate), and Japan (€+54 million in line with
higher taxable earnings), partly offset by
France (€–65 million as some dividends on
equities were taxed at a reduced rate while
previously taxed at full rate and reflecting the
0.5 point decrease in French short term tax
rate), and the United States (€–18 million
principally due to the impact of a €92 million
favourable tax settlement in 2006 partly
offset by higher taxes on higher pre-tax
earnings).

Property & Casualty underlying earnings
improved by €107 million to €1,453 million.
This improvement was attributable to almost
all countries in particular Canada (€+33 million),
Southern Europe (€+23 million), Belgium
(€+19 million) and France (€+20 million):

(i) A higher net technical result (€+507 million
to €6,266 million), with an accounting loss
ratio improving by 0.9 point to 68.3%, partly
offset by:

(ii) Higher expenses (€–317 million to
€–5,647 million), the expense ratio
deteriorated by 0.1 point to 28.6 % driven
by (i) a 1.1 point higher acquisition ratio
notably in the United Kingdom ( mainly
change in business mix), partly offset by
(ii) a lower administrative expense ratio
by 1.0 point, notably in Germany (helped
by VAT impact).

As a consequence, Group combined ratio
improved by 0.8 point to 96.9%:

(iii) Higher investment income overall
(€+135 million to €1,586 million).

(iv) Higher income tax expense (€–226 million
to €–719 million) in line with higher pre-tax
earnings.

(v) Income/Loss arising from investment
in affiliates and associates-equity
method increased by €6 million due
to the new consolidated business
in Malaysia.

(vi) Minority interest decreased by €2 million,
of which €–8 million in Germany following
the purchase of some minority shares
of AXA Konzern AG at the end of June 2006,
partly offset by €5 million on Turkey,
previously accounted for under the equity
method.

International Insurance underlying earnings
reached €131 million, up €63 million on a
current exchange rate basis or €62 million
on a constant exchange rate basis, mainly
attributable to Other transnational activities
(€+52 million), mainly as a result of (i) the
contribution of AXA Re’s run-off portfolio
(€22 million driven by favorable claims
experience on 2005 and prior years) and
(ii) a €43 million higher result on the other
non-Life run-off portfolios mainly due to the
positive result generated by the commutation
of some large portfolios, partly offset by
(iii) a €
–13 million lower result of the AXA RE US
Life run-off portfolio fully explained by the cost
of fully hedging on the remaining exposure of
this portfolio.

(1) And earnings of entities for which no margin analysis is performed.

Asset Management underlying earnings
increased by €111 million on a current
exchange rate basis, or €114 million on a
constant exchange rate basis to €508 million
attributable to both AllianceBernstein
(€+64 million to €302 million) and AXA
Investment Managers (€+50 million to
€206 million), following:

(i) higher average Assets Under Management
(+18% at AllianceBernstein and +16%
at AXA Investment Managers on
comparable basis) and increased
performance fees,

(ii) positive client and product mix evolution.

Other Financial Services underlying earnings
decreased by €16 million to €51 million,
mainly attributable to AXA Bank Belgium
(€–29 million to €21 million), due to lower
fixed income capital gains, a lower interest
margin, and the non recurrence of the reversal
in 2005 of a provision for risks related to loan
activities in France following a favorable court
decision.

Holdings underlying earnings were up
€14 million on a current exchange rate basis, or
€13 million on a constant exchange rate basis,
to €–457 million mainly attributable to:

(i) AXA France Assurance (€+19 million to
€–13 million) due to the non recurrence of a
€14 million settlement with Armenian
policyholders in 2005.

(ii) German holdings (€+48 million to
€29 million) mainly due to the tax refund
following an industry wide change in tax
legislation in 2006.

(iii) Belgium holdings (€+14 million to
€ –10 million) principally due to the non
recurrence of the indemnity fee paid in 2005
following the early repayment of a loan to
AXA Bank Belgium.

Partly offset by:

(iv) AXA Financial (€–27 million to € –135 million)
as a result of higher net interest expense
principally related to short-term borrowings
from AXA and higher share based
compensation expenses.

(v) AXA Asia Pacific Holding (€ –22 million
to € –24 million) notably due to the
non-recurrence of a positive income
received in 2005 on cross currency
interest rate swaps, following the
restructuring of the forward rate hedging
in July 2005.

(vi) AXA SA (€–16 million to €–219 million,
or €–54 million excluding a non recurring
tax benefit of €39 million in 2006 compared
to €70 million in 2005, and €69 million
financial income in 2006 on proceeds
from Winterthur financing [rights and
TSS issues]) mainly due to (i) a €20 million
higher financial charge mostly related
to the financing of the FINAXA
exchangeable bond buy-back and
the dilution control program partly offset
by positive volume effects due to
increasing cash flows received from
entities and (ii) €30 million some non
recurring costs related to share based
compensation plans.

Group net capital gains attributable to
shareholders were up €186 million on a current
exchange rate basis or €187 million on a
constant exchange rate basis to €1,130 million,
mainly as a result of:

– higher net realized capital gains by
€298 million on a current exchange rate
basis or €299 million on a constant exchange
rate basis mainly coming from Belgium
(€+264 million to €407 million, of which
€170 million in Life and Savings entities,
€89 million in Property and Casualty) mainly
in equity investments, partly offset by,

– the non-repeat of €115 million release of
valuation allowance on tax losses carried
forward in Japan in 2005.

As a result of higher underlying earnings
and higher net capital gains, adjusted
earnings were up €859 million or €877 million
on a constant exchange rate basis to
€5,140 million.

Net income reached €5,085 million, up
€767 million or €784 million on a constant

exchange rate basis (+18% in both current and
constant exchange rate base).

This growth was the result of:

(i) Higher adjusted earnings (+20% or
€+877 million to €5,140 million).

(ii) Lower result on financial assets accounted
for under Fair Value Option and derivatives
including foreign exchange impact
(€ –350 million to € –226 million) principally
attributable to AXA SA (€ –361 million to
€ –367 million) as a result of:

•    a € –404 million change in the mark-to
market of interest rate derivative
instruments not considered as hedge
accounting, mainly due to:

(i) € –174 million related to interest
swaps denominated in Euro covering
the long term interest risk of long term
debts due to the increase of Euro
interest rate during 2006,

(ii) € –69 million due to a decrease
on CHF interest rates linked to long
term CHF denominated swaps
(CHF5 billion nominal value) used to
finance Swiss assets of Winterthur,

(iii) € –133 million related to a lower
increase of U.S$ interest rates linked
to currency swaps in 2006 compared
to 2005,

•    a € –43 million corresponding to foreign
exchange operations of which
€ –52 million related to TSDI foreign
exchange hedges no more eligible to
natural hedge accounting linked to the
reclassification in shareholder’s equity
of TSDI,

•    partly offset by a €+85 million due to the
change of the mark-to-market of foreign
currency options hedging AXA Group
underlying earnings denominated in
foreign currencies.

(iii) Slight increase of goodwill and other
related intangible impacts (€ –12 million to
€ –24 million).

(iv) Higher exceptional operation result
(€+269 million to €196 million).

2006 Exceptional operations (€196 million) are
related to:

– €86 million dilution gains in AllianceBernstein
and €4 million related to sale of Alliance Cash
Management business.

– Tax refund related to the sale of DLJ
(€43 million), release of contingency
provision related to the sale of Advest
(€3 million) and dilution gains (€9 million)
in the US holdings.

– €66 million related to the gain on the sale of
AXA RE’s business.

– €22 million related to the first consolidation
of Malaysia P&C (€13 million), the price
supplement on the disposal of Health
portfolio to Achmea in the Netherlands P&C
(€7 million) and €2 million tax credit on 2005
Nationwide settlement in AXA France
Assurance.

Offset by:

– € –38 million related to the repurchase by AXA
of AXA Investment Managers shares in 2006
(€ –17 million), real Estate Tax in AXA SA
(€–10 million), the sale of DARAG in Germany
(€–3 million), the integration costs on
acquisition of MLC and Citadel (€–7 million)
and the impairment of real estate companies
in AXA Bank Belgium (€–1 million).

2005 Exceptional operations (€–72 million)
related to:

– the realized capital gains on the sale of AXA
Assistance participation in CAS (€23 million),
of AllianceBernstein Cash Management
business (€5 million), India and South Africa
joint ventures (€3 million), and of BIA in AXA
Bank Belgium (€2 million),

– more than offset by the realized loss on the
sale of Advest in US Holdings (€ –71 million),
and € –28 million settlement for Nationwide
litigation in holding companies (UK, Belgium,
France, AXA SA and Germany Life).

Creation of Shareholders’ Equity

As at December 31, 2006, consolidated shareholders’ equity totaled €47.2 billion. The movement in shareholders’ equity since	December 31, 2005 is presented in the table below:

(in Euro million)
Shareholders’ Equity
As at December 31, 2005 (a)	36,525
– Share capital	507
– Capital in excess of nominal value	3,800
– Equity-share based compensation	106
– Treasury shares sold or bought in open market	137
– Change in equity component of compound financial instruments	–
– Super subordinated debt and perpetual debt (including accrued interests)	3,539
– Fair value recorded in shareholders’ equity	(368)
– Impact of currency fluctuations	(767)
– Cash dividend	(1,647)
– Other	56
– Net Income for the period	5,085
– Actuarial gains and losses on pension benefits	252
As at December 31, 2006 (a)	47,226
(a) Following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

Creation of Shareholder Value
Earnings per share (“EPS”)

							(in Euro million except ordinary shares in million)
	2006		2005 Restated (a)		2005 Published		2004 Restated (a)		2004 Published		Var. 2006 versus 2005
	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
Weighted numbers of shares	1,947.8	2,031.7	1,917.5	1,991.0	1,880.9	1,954.4	1,838.8	1,968.6	1,803.7	1,933.5	–	–
Net income	5,085	5,199	4,318	4,428	4,173	4,283	3,793	3,899	3,738	3,844	–	–
Net income (Euro per Ordinary Share)	2.61	2.56	2.25	2.22	2.22	2.19	2.06	1.98	2.07	1.99	15.9%	15.1%
Adjusted Earnings	5,140	5,254	4,281	4,390	4,108	4,218	3,409	3,515	3,342	3,448	–	–
Adjusted Earnings (Euro per Ordinary Share)	2.64	2.59	2.23	2.21	2.18	2.16	1.85	1.79	1.85	1.78	18.2%	17.3%
Underlying Earnings (Euro per Ordinary Share)	2.06	2.03	1.74	1.73	1.73	1.72	1.48	1.44	1.46	1.42	18.3%	17.3%
(a) Restated means: * on earnings: (a) Forex impact out of adjusted earnings and in net income and (b) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.
** on weighted number of shares: following the capital increase related to Winterthur acquisition, the weighted average number of shares has been restated (IAS 33 § 26) by using an adjustment factor of 1,019.

LIFE & SAVINGS
SEGMENT

The following tables present the consolidated gross revenues, adjusted earnings and net	income attributable to AXA’s Life & Savings segment for the periods indicated.

				(in Euro million)
LIFE & SAVINGS SEGMENT (a)	2006	2005 Restated (c)	2005 Published	2004 Restated (c)	2004 Published
Gross written premiums	48,793	43,502	43,502	41,111	41,111
Fees and revenues from investment contracts with no participating feature	608	509	509	417	417
Revenues from insurance activities	49,401	44,011	44,011	41,529	41,529
Revenues from other activities	1,084	1,115	1,115	824	824
TOTAL REVENUES	50,485	45,126	45,126	42,353	42,353
Change in unearned premium reserves net of unearned revenues and fees	(271)	(197)	(197)	(124)	(131)
Net investment result excluding financing expenses (b)	28,656	28,946	28,946	23,472	23,472
Technical charges relating to insurance activities (b)	(69,052)	(64,722)	(64,721)	(57,425)	(57,426)
Net result of reinsurance ceded	(28)	(7)	(7)	13	13
Bank operating expenses	–	–	–	–	–
Insurance Acquisition expenses	(3,073)	(2,826)	(2,827)	(2,577)	(2,569)
Amortization of value of purchased life business in force	(241)	(529)	(529)	(389)	(389)
Administrative expenses	(2,863)	(3,017)	(3,017)	(2,776)	(2,776)
Valuation allowances on tangibles assets	7	(4)	(4)	(3)	(3)
Other	(111)	(156)	(156)	(158)	(158)
Other operating income and expenses	(75,361)	(71,263)	(71,262)	(63,316)	(63,308)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	3,509	2,613	2,613	2,385	2,385
Net income from investments in affiliates and associates	12	10	10	10	10
Financing expenses	(76)	(119)	(119)	(100)	(100)
OPERATING INCOME GROSS OF TAX EXPENSE	3,445	2,504	2,504	2,295	2,295
Income tax expense	(928)	(424)	(424)	(617)	(617)
Minority interests in income or loss	(193)	(149)	(149)	(115)	(115)
UNDERLYING EARNINGS	2,325	1,931	1,931	1,563	1,563
Net realized capital gains attributable to shareholders	597	464	432	297	344
ADJUSTED EARNINGS	2,921	2,394	2,362	1,859	1,907
Profit or loss on financial assets (under fair value option) & derivatives	49	18	50	124	77
Exceptional operations (including discontinued operations)	(3)	–	–	(153)	(153)
Goodwill and other related intangibles impacts	(10)	(8)	(8)	(5)	(5)
NET INCOME	2,957	2,404	2,404	1,826	1,826
(a) Before intercompany transactions.
(b) For the periods ended December 31, 2006, December 31, 2005, and December, 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for respectively €15,370 million, €13,978 million and €10,543 million, and benefits and claims by the offsetting amounts respectively.
(c) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) in line with new accounting FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.

		(in Euro million)
CONSOLIDATED GROSS REVENUES (a)	2006	2005	2004
France	14,802	13,237	11,545
United States	15,390	13,940	12,847
United Kingdom	4,292	2,395	2,420
Japan	5,027	4,735	5,526
Germany	3,681	3,585	3,499
Belgium	2,512	2,734	2,188
Southern Europe	1,357	1,439	1,333
Other countries	3,424	3,060	2,995
Total	50,485	45,126	42,353
Intercompany transactions	(7)	(10)	(9)
Contribution to consolidated gross revenues	50,479	45,116	42,344
(a) Gross written premiums including intercompany eliminations.

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
France	462	387	387	350	350
United States	1,000	866	866	664	664
United Kingdom	155	85	85	86	86
Japan	256	266	266	145	145
Germany	69	30	30	13	13
Belgium	65	56	56	74	74
Southern Europe	50	44	44	41	41
Other countries	268	198	198	188	188
UNDERLYING EARNINGS	2,325	1,931	1,931	1,563	1,563
Net realized capital gains attributable to shareholders	597	464	432	297	344
ADJUSTED EARNINGS	2,921	2,394	2,362	1,859	1,907
Profit or loss on financial assets (under fair value option) & derivatives	49	18	50	124	77
Exceptional operations (including discontinued operations)	(3)	–	–	(153)	(153)
Goodwill and other related intangibles impacts	(10)	(8)	(8)	(5)	(5)
NET INCOME	2,957	2,404	2,404	1,826	1,826
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Life & Savings operations – France

				(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Gross revenues	14,802	13,237	13,237	11,545	11,545
APE (group share)	1,231	1,075	1,075	951	951
Investment margin	890	938	938	887	887
Fees & revenues	1,345	1,196	1,196	1,064	1,064
Net technical margin	88	70	70	63	63
Expenses	(1,680)	(1,590)	(1,590)	(1,441)	(1,441)
Amortization of VBI	(68)	(48)	(48)	(55)	(55)
Underlying operating earnings before tax	575	565	565	519	519
Income tax expenses / benefits	(111)	(176)	(176)	(168)	(168)
Minority interests	(2)	(3)	(3)	(1)	(1)
Underlying earnings group share	462	387	387	350	350
Net capital gains attributable to shareholders net of income tax	204	191	154	88	105
Adjusted earnings group share	666	578	540	438	455
Profit or loss on financial assets (under fair value option) & derivatives	110	52	90	96	79
Exceptional operations (including discontinued operations)	–	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	–	–
Net income group share	776	630	630	534	534
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross written premiums increased by
€1,565 million to €14,802 million. Net of
intercompany transactions, gross written
premiums increased by €1,573 million to
€14,797 million mainly due to investment &
savings premiums which increased by
€1,331 million (+12%) to €10,238 million.
Individual unit-linked premiums were up
€606 million (+28%) to €2,771 million following
successful commercial campaigns. Group
retirement increased by €598 million (+62%) to
€1,562 million, mainly due to new business
inflows, while individual non unit-linked
investments and savings were up 2 % to
€5,905 million.

APE increased by €156 million (+14.5%) to
€1,231 million, stemming mainly from strong
growth of Investment & Savings APE up
€114 million to €862 million driven by (i) a
€62 million increase in individual unit-linked
premiums to €738 million mainly in proprietary
channels and (ii) a €52 million strong increase in
Group retirement APE to €126 million resulting
from some large non unit-linked single
premiums. Life and Health APE increased by

€42 million to €369 million notably driven by
last year product launches in individual lines.

Investment margin decreased by €48 million
to €890 million under the combined effect of
lower investment income (€–71 million to
€3,304 million) mainly due to lower real estate
income, and lower policyholder participation
(€+23 million to €–2,415 million) as a
consequence of decreased investment income
and a slight decrease in main flagship products
distribution rate.

Fees & revenues were up €149 million to
€1,345 million mainly resulting from higher sales
on group life products (€+40 million) and higher
revenues on unit-linked products (€+80 million),
following both higher sales and increased asset
base.

Net technical margin increased by €18 million
to €88 million driven by (i) Investments and
Savings (€+12 million) benefiting from boni
partly offset by additional annuity reserves
strengthening in savings following change in
regulatory mortality tables and (ii) Life up

€7 million mainly due to the non repeat of the
2005 negative impact of the decrease in Group
annuity reserves discount rates.

Expenses increased by €90 million to
€–1,680 million mainly due to increased
commissions (€+52 million to €–749 million),
and €31 million higher general expenses mainly
due to salaried sales force and IT costs.

VBI amortization increased by €19 million to
€–68 million due to the full amortization of a
segment of the UAP portfolio.

Underlying cost income ratio slightly increased
from 76.2% to 76.4%.

Income tax expenses decreased by
€65 million to €–111 million (i) as some
dividends on equities were taxed at a reduced
rate while previously taxed at full rate following

a portfolio reallocation and (ii) reflecting the
0.5 point decrease in French short term tax rate.

Underlying earnings improved by €76 million
to €462 million reflecting a structural lower
average tax rate on the investment margin,
which significantly improved on a net of tax
basis.

Adjusted earnings were up €88 million to
€666 million resulting from higher underlying
earnings (€+76 million) and increased net
capital gains (€+12 million to €204 million)
mainly on equities.

Net income increased by €146 million to
€776 million mainly resulting from (i) the
adjusted earnings growth (€+88 million), and
(ii) the positive impact of foreign exchange on
currency macro hedge on equity investments
(€+53 million to €15 million).

Life & Savings operations – United States

			(in Euro million)
	2006	2005	2004
Gross revenues	15,390	13,940	12,847
APE (group share)	1,922	1,700	1,482
Investment margin	858	807	713
Fees & revenues	1,632	1,404	1,092
Net technical margin	634	632	483
Expenses	(1,725)	(1,572)	(1,329)
Amortization of VBI	(65)	(51)	(28)
Underlying operating earnings before tax	1,333	1,220	931
Income tax expenses / benefits	(334)	(354)	(266)
Minority interests	–	–	–
Underlying earnings group share	1,000	866	664
Net capital gains attributable to shareholders net of income tax	30	5	49
Adjusted earnings group share	1,029	871	713
Profit or loss on financial assets (under FV option) & derivatives	–	9	14
Exceptional operations (including discontinued operations)	–	–	(146)
Goodwill and other related intangibles impacts	(10)	(8)	(5)
Net income group share	1,020	872	577
Average exchange rate: 1.00 €= $	1,2563	1,2453	1,2438

Gross revenues increased by 10% to
€15,390 million on a current exchange rate
basis, or 13% on a comparable basis (excluding
Advest revenues) primarily driven by increases
in First Year Variable Annuity premiums (up
24%) and First Year life premiums (up 13%)
partially offset by a planned 68% decrease in
Fixed Annuities. Other revenues were up 20%
on a comparable basis due primarily to higher
asset management fees.

APE increased by 13% to €1,922 million on a
current exchange rate basis or 14% on a
constant exchange rate basis, with strong
growth in Variable Annuities and Life products.
Excluding Fixed Annuities, COLI[1] business and
mutual funds, APE was up 17% driven by the
continued expansion of AXA Equitable’s
wholesale distribution networks, where Variable
Annuity and Individual Life New business
increased by 29% and 34%, respectively.

Investment margin increased by €50 million to
€858 million, or by €58 million on a constant
exchange rate basis. Investment income
increased €50 million to €2,626 million,
primarily due to higher yields on cash and short

term investments, higher fixed maturity asset
levels, improved real estate income and lower
corporate interest expense, partially offset by
lower fixed maturity yields. Interests and bonus
credited decreased by €8 million to €1,769
million reflecting an increase in the reserve
released on discontinued operations (windup
annuities).

Fees & revenues increased by €229 million, or
by €243 million on a constant exchange rate
basis, to €1,632 million. This increase was
mainly due to higher fees earned on separate
account business (€219 million on a constant
exchange rate basis), resulting from positive net
cash flows and the impact of the market
appreciation on separate account balances, and
higher mutual fund fees.

Net technical margin increased by €2 million,
or by €8 million on a constant exchange rate
basis to €634 million. This increase was notably
attributable to (i) €79 million higher “GMDB/IB”
margins, and (ii) €26 million favorable benefits
and reserves in the reinsurance assumed and
individual health product lines, partially offset
by (iii) lower life mortality margin (€
–54 million),

(1) COLI = Corporate Owned Life Insurance.

(iv) a non recurring positive reinsurance
settlement in 2005 (€–24 million), and (v) a non-
recurring MONY group pension reserve
adjustment in 2005 (€–14 million).

Expenses (including commissions and DAC)
increased by €153 million or €168 million on a
constant exchange rate basis:

– Expenses net of capitalization (including
commissions and DAC capitalization)
increased by €13 million, or by €22 million on
a constant exchange rate basis principally due
to an increase in commission expenses of
€150 million, partially offset by higher DAC
capitalization (€127 million) and a slight
decrease in other expenses.

– DAC amortization increased by €140 million
or €146 million on a constant exchange rate
basis reflecting reactivity to higher margins in
products which are DAC-reactive and lower
favorable DAC unlocking for expected higher
emerging margins on annuity and variable and
interest sensitive life products.

Amortization of VBI increased by €15 million
on both current and constant exchange rate
base.

Underlying cost income ratio improved to
71.5% versus 74.2% in 2005 notably reflecting
the strong improvement in fees and revenues.

Income tax expense decreased by €21 million,
or by €18 million on a constant exchange rate
basis. This decrease is principally due to the
impact of a €92 million favorable tax settlement
in 2006, partially offset by higher taxes on
higher pre-tax earnings.

Underlying earnings increased by €134 million,
or by €143 million on a constant exchange rate
basis, to €1,000 million. This increase primarily
reflected higher fees and revenues and higher
investment margin and a favorable income tax
settlement in 2006 (€92 million), partially offset
by higher net commissions and higher DAC and
VBI amortization.

Adjusted earnings increased by €158 million
on a current exchange basis, or €167 million
on a constant exchange rate basis, to
€1,029 million primarily due to higher underlying
earnings, and higher capital gains net of
DAC/VBI reactivity.

Net income increased by €147 million, or by
€156 million on a constant exchange rate basis,
to €1,020 million, primarily due to the increase
in adjusted earnings, partially offset by a
decrease in mark to market adjustments on
investments on fair value option.

Life & Savings operations – United Kingdom

			(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Gross revenues	4,292	2,395	2,395	2,420	2,420
APE (group share)	1,134	817	817	713	713
Investment margin	198	181	181	183	183
Fees & revenues	591	457	457	358	358
Net technical margin	160	94	94	(1)	(1)
Expenses	(645)	(657)	(657)	(447)	(447)
Amortization of VBI	(7)	(22)	(22)	(54)	(54)
Underlying operating earnings before tax	297	54	54	39	39
Income tax expenses / benefits	(142)	31	31	47	47
Minority interest	–	–	–	–	–
Underlying earnings group share	155	85	85	86	86
Net capital gains attributable to shareholders net of income tax	10	7	14	(85)	(88)
Adjusted earnings group share	165	92	98	1	(2)
Profit or loss on financial assets (under fair value option) & derivatives	(27)	(48)	(54)	(28)	(26)
Exceptional operations (including discontinued operations)	–	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	–	–
Net income group share	138	44	44	(27)	(27)
Average exchange rate: 1.00 €= £	0.6817	0.6840	0.6840	0.6784	0.6784
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by €1,896 million on
a current exchange rate basis or €1,882 million
on a constant exchange rate basis to
€4,292 million.

– Investment & Savings (84% of gross revenues)
increased by 117% to €3,626 million as:

• Insurance Premium (71% of gross revenues)
increased by 152% to €3,081 million due to
the beneficial impact of the reclassification
of a bond product from an investment to an
insurance contract following the launch of a
new insurance feature, and growth in single
premium pensions business following
simplification of pensions legislation.

• Margins on investment products (13%
of gross revenues) increased by 21% to
€545 million reflecting higher management
fees following net new money growth and
investment growth.

– Life Insurance Premium (16% of gross
revenues) decreased by 9% to €666 million
primarily due to lower volumes of creditor
insurance single premium business.

APE increased by €317 million to €1,134 million
or +38% on a constant exchange rate basis
largely due to strong sales of unit-linked
investment bonds and Pensions. Development
of distribution relationships in respect of lower
margin wholesale Offshore Bond products led to
significant volume increases (+109%). Pension
business also demonstrated strong growth
(+29%) following changes to Pensions
legislation.

Investment margin increased by €17 million on
a current exchange rate basis or €16 million on
a constant exchange rate basis to €198 million,
primarily due to shareholder participation in
higher With Profit bonuses.

Fees & Revenues increased by €134 million on
a current exchange rate basis or €132 million on
a constant exchange rate basis to €591 million.

– Loadings on Life and Pensions business
premiums increased by €138 million primarily
due to a change to an Onshore Bond Product

to incorporate insurance features. In addition,
2006 benefited from significant growth in
Offshore Bonds and increased Pension single
premiums as policyholders switched to
simplified products.

– Loadings on Account Balances decreased by
€6 million. Management fees increased by
€48 million resulting from the growth in the
unit-linked inforce portfolio through positive
net inflows and market appreciation and
despite the change in revenue allocation
methodology from fees to technical margin on
unit linked investment products surrenders
charges (€ –32 million). This was more than
offset by higher deferral of initial fees in
respect of Offshore Bonds (€54 million).

Net technical margin increased by €65 million
on current and constant exchange rate base to
€160 million. Excluding the impact of the
change in the allocation methodology with fees
and revenues (€+32 million as mentioned
above), the net technical margin increased by
€34 million. This is due to higher mortality and
morbidity profits and 2006 non recurring items
(€88 million) which notably include (i) the
reduction of possible endowment mis-selling
provision and (ii) a favorable movement in unit
linked reserves following the finalization of
compensation amounts to policyholders, partly
offset by €67 million of positive 2005 non
recurring items.

Expenses net of policyholder allocation[1]

decreased by €12 million on a current exchange
rate basis or €14 million on a constant
exchange rate basis to €–645 million, as lower
commissions on Creditor Insurance business
more than offset volume related expense
increases from other products. Expense savings
from ongoing cost reduction activities of
€29 million have offset €16 million additional
non-recurring project costs in 2006.

As a result of the above, the underlying cost
income ratio improved from 109.1% to 91.4%.

VBI amortization decreased by €15 million on a
current and constant exchange rate basis due to
a change in amortization profiles taking into
account increased future bonus rates.

Income tax expenses increased by
€173 million on a current exchange rate basis or
€172 million on a constant exchange rate basis
to €–142 million, due to increasing pre-tax
earnings and non-recurring increases in
deferred tax provisions of €102 million, primarily
as result of a reassessment of the likelihood of a
future distribution from the attributed Inherited
Estate.

Underlying earnings increased by €70 million
on a current and constant exchange rate basis
to €155 million largely due to higher fees &
revenues and technical margin partly offset by
higher tax expense.

Adjusted earnings increased by €73 million on
a current exchange rate basis or €72 million on
a constant exchange rate basis to €165 million,
following improved underlying earnings and
release of a provision for contingent payment in
relation to the transfer of annuity business from
With-Profit funds to Non-Profit funds.

Net income increased by €94 million on a
current exchange rate basis or €93 million on a
constant exchange rate basis to €138 million,
due to the improvement in adjusted earnings
combined with the reduction in undiscounted
tax adjustment on unrealized gains attributable
to policyholders in unit linked life funds[2] from
€–55 million in 2005 to € –30 million in 2006.

(1) Part of these expenses are located in the With-Profit funds and therefore are borne by policyholders.
(2) Undiscounted deferred tax provided on unit linked assets while the unit liability reflects the expected timing of the payment of future tax therefore using a discounted basis.

Life & Savings operations – Japan

				(in Euro million)
	2006	2005	2004 Restated (a)	2004 Published
Gross revenues	5,027	4,735	5,526	5,526
APE (group share)	651	589	505	505
Investment margin	–	–	42	42
Fees & revenues	931	889	865	865
Net technical margin	130	175	89	89
Expenses	(604)	(635)	(580)	(580)
Amortization of VBI	(31)	(351)	(158)	(158)
Underlying operating earnings before tax	426	78	258	258
Income tax expenses / benefits	(164)	195	(110)	(110)
Minority interests	(6)	(7)	(4)	(4)
Underlying earnings group share	256	266	145	145
Net capital gains attributable to shareholders net of income tax	38	120	113	146
Adjusted earnings group share	293	385	258	292
Profit or loss on financial assets (under FV option) & derivatives	(37	6	16	(18)
Exceptional operations (including discontinued operations)	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	–
Net income group share	256	392	274	274
Average exchange rate: 1.00 €= Yen	142.949	136.286	132.450	132.450
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross Revenues increased by 6% or 11% on a
constant exchange rate basis to €5,027 million.
Excluding (i) group pension transfers
(€314 million versus €22 million last year)
and (ii) the conversion program started in
January 2003 towards Life (€41 million versus
€98 million last year) and Health (€73 million
versus €165 million last year), premiums
increased by 9% on a constant exchange rate
basis driven by:

– Investment & Savings (31% of gross revenues
excluding group pension transfers): Revenues
increased by 3%, or 8% on a constant
exchange rate basis (€+109 million), to
€1,435 million due mainly to €391 million
higher sales of SPA (single premium US dollar-
denominated index-linked annuity product)
and €83 million sales of the newly launched
Accumulator product (single premium US
dollar-denominated variable annuity product),
partially offset by a reduction in Fixed Annuity
contribution (€ –352 million) as part of the
planned transition towards variable type
products.

– Life (46% of gross revenues excluding
conversions): Revenues increased by 6% or

11% on a constant exchange rate basis
(€+222 million) to €2,144 million driven by
(i) strong sales of Increasing Term products
(€+163 million), (ii) the LTPA (Long-Term
Personal Accident) regular premium product
(€+73 million) which benefited from a
favorable sales environment up until April
2006, and (iii) stronger Term Rider revenue
(€+81 million) coming predominantly from
sales of the regular premium Term Rider 98
product. This was partially offset by lower
Endowment, Whole Life and Variable Life
regular premiums (€–81 million) and lower
Group Life revenue (€–15 million) as a result of
lower in force (these products are not actively
promoted for new business).

– Health (23% of gross revenues excluding
conversions): Revenues increased by 1%, or
6% on a constant exchange rate basis
(€+63 million), to €1,039 million driven by
good retention and strong sales in the last
quarter.

APE increased by 11% or 16% on a constant
exchange rate basis to €651 million.

Individual business grew by 13% or 18% on a
constant exchange rate basis (€+101 million) to
€626 million, notably:

– Investments & Savings: APE increased by 20%
or 26% on a constant exchange rate basis
(€+14 million) to €64 million driven by SPA
sales (€+39 million) launched in November
2004 for Bancassurance and in October 2005
for the other distribution channels combined
with sales of the Accumulator product
(€+8 million), partially offset by lower Fixed
Annuity sales (€ –34 million).

– Life: APE increased by 7% or 12% on a
constant exchange rate basis (€+47 million) to
€401 million coming mainly from strong sales
of Increasing Term products as part of the
strategy developed during the first semester
of the year 2006 to counter an anticipated
second semester 2006 sales decline of LTPA,
partially offset by lower sales of LTTP and
Variable Life (following the discontinuance of
this product midway through 2005).

– Health: APE grew by 26% or 32% on a
constant exchange rate basis (€+41 million) to
€160 million. Following flat sales in the first
three quarters (influenced by the significant
focus put on Increasing Term to compensate
for the anticipated decline in LTPA), Medical
products rebounded in the last quarter driven
by a return of focus on this market leading to
an improvement of the product mix.

Group APE decreased by 30%, or 26% on a
constant exchange rate basis (€–9 million), to
€24 million driven by lower New Mutual Aid
sales following a strong experience in 2005.

Investment margin, at €0 million, remained
stable stemming from:

– Higher investment income up €+110 million,
or €+137 million on a constant exchange rate
basis, to €553 million driven by higher return
on the alternative portfolio due to the
combined impact of strong performance in the
second quarter of 2006 and higher volumes
invested in these portfolios, and

– Higher interest credited by €110 million, or by
€137 million on a constant exchange rate
basis, to €553 million.

Fees & Revenues increased by €42 million, or
€88 million on a constant exchange rate basis,

to €931 million consistent with company growth
including higher sales of Increasing Term, Term
and high margin health products, the
contribution from LTPA and a change in revenue
allocation methodology from technical margin to
fees on health products (€+12 million). This was
partially offset by the continuing decline of
Endowment and Fixed Annuity in-force.

Net technical margin decreased by €45 million,
or €39 million on a constant exchange rate
basis, to €130 million.

Mortality margin decreased by €–52 million to
€92 million. Excluding the impact of the change
in the allocation methodology with fees and
revenues on health products (€–12 million as
mentioned above), and of changes in
assumptions (€–40 million) on the annuity
portfolio, it would have been stable. The main
changes in assumptions are related to (i) a
change in proportion of policyholders assumed
to elect Term Certain (rather than Lifetime)
immediate annuities (€+43 million), and (ii) to a
new regulatory post-annuitization mortality table
(€–92 million).

Surrender Margin increased by €13 million to
€37 million due mainly to higher Safety Plus
surrenders, higher Whole Life & Term Rider
surrender margin and improved retention on
Medical Term, partially offset by lower B-policy
conversions.

Expenses decreased by €31 million or
€2 million on a constant exchange rate basis to
€ –604 million, driven mainly by:

– the combined result of a sales driven increase
in DAC capitalization (€+19 million) and lower
DAC amortization (€+30 million), mainly
related to the impact (€+27 million) of the
2005 change in future investment
assumptions;

– €47 million higher other expenses driven by (i)
higher commission payments due to higher
sales (€+25 million), (ii) higher project spend
(€+4 million), (iii) higher rental costs and
disposal expenses as a result of the move to
the new headquarters (€+7 million), and (iv)
increased contribution to industry protection
levy as a consequence of AXA’s increased
market share (€+7 million).

VBI amortization decreased by €320 million, or
€319 million on a constant exchange rate basis,
to €–31 million as a result notably of the
combined impact of (i) the non recurring 2005
amortization further to the change in future
investment assumptions (€219 million),
(ii) the lower 2006 amortization due to a reduced
VBI opening balance and, (iii) to a lesser extent,
to the impact in 2006 from actuarial assumption
changes mainly related to mortality
(€+38 million).

Underlying cost income ratio increased from
69.5% to 70.7% as higher expenses and lower
technical margin more than offset higher fees
and revenues.

Income tax expense increased by €359 million,
or €367 million on a constant exchange rate
basis, to €164 million due to:

– Higher income tax of €141 million in line with
higher 2006 operational income;

– The non recurrence of the €225 million release
of valuation allowance on tax losses carried
forward net of goodwill reduction in 2005.

Underlying earnings decreased by €10 million,
or increased by €3 million on a constant
exchange rate basis, to €256 million. 2005
earnings included €67 million non recurring
positive impacts.

Adjusted earnings decreased by €92 million, or
€77 million on a constant exchange rate basis,

to €293 million. Excluding the underlying
earnings improvement of €3 million, the main
impacts are:

– lower net capital gains (€–354 million to
€112 million) as a consequence of the
significant 2005 net capital gains (notably
driven by the sale of headquarter and the shift
from US/Euro bonds to JGB),

– lower interest credited funded by net capital
gains (€+93 million to €–45 million),

– the non-recurring 2005 strengthening of
insurance reserves (€+323 million),
– the non-recurring 2005 release of valuation
allowance on tax loss carried forward
(€ –115 million) and,

– lower tax, DAC & VBI reactivity impacts
(€–28 million).

Net income decreased by €135 million or by
€123 million on a constant exchange rate basis
to €256 million, driven by €77 million lower
adjusted earnings coupled with:

– a lower change in fair value of the alternative
portfolio (€ –112 million);

– the foreign exchange impacts, net of related
derivatives impacts (€ –23 million);

– the ineffectiveness in hedge relationship using
derivatives and involving notably the bonds
under fair value option (€+25 million);

– the positive impact of freestanding derivatives,
mainly Credit Default Swap (€+17 million);

– the related tax effect, DAC and VBI reactivity
(€+46 million).

Life & Savings operations – Germany

			(in Euro million)
	2006	2005	2004 Restated (a)	2004 Published
Gross revenues	3,681	3,585	3,499	3,499
APE (group share)	287	270	387	387
Investment margin	96	66	76	76
Fees & revenues	127	88	89	89
Net technical margin	50	44	25	25
Expenses	(92)	(82)	(73)	(73)
Amortization of VBI	(9)	(11)	(9)	(9)
Underlying operating earnings before tax	171	105	108	108
Income tax expenses / benefits	(99)	(72)	(93)	(93)
Minority interests	(3)	(3)	(1)	(1)
Underlying earnings group share	69	30	13	13
Net capital gains attributable to shareholders net of income tax	6	2	(11)	(10)
Adjusted earnings group share	75	32	3	3
Profit or loss on financial assets (under FV option) & derivatives	6	4	4	4
Exceptional operations (including discontinued operations)	–	–	(10)	(10)
Goodwill and other related intangibles impacts	–	–	–	–
Net income group share	81	36	(3)	(3)
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by 3% to
€3,681 million mainly due to higher
Investment & Savings unit-linked and Health
premiums:

– Investment & Savings (25% of gross revenues)
increased by 27% to €922 million, driven by
unit-linked premiums, notably stemming from
the new product “TwinStar” which
experienced a promising launch especially in
proprietary channels. The share of unit-linked
premiums grew significantly to 41% (vs. 24%
in 2005). Non-unit linked premiums decreased
by 2% to €541 million.

– Life (44% of gross revenues) decreased by 5%
to €1,623 million mainly caused by a shift
from endowment business to investments and
savings products and higher maturities on
regular premiums compared to last year.

– Health (25% of gross revenues) increased by
3% to €929 million driven by the strong new
business at the beginning of 2006 and
improved lapse rates.

– Other (6% of gross revenues) decreased by
17% to €207 million due to further reduction
of the share in medical council business at the
beginning of the year and lower consortium
business.

APE increased by 6% to €287 million. Restated
from the backlog effect in the first quarter 2005
linked to a change in tax regulation, APE would
have increased by 29%, mainly driven by
Investment & Savings unit-linked (especially
TwinStar €+36 million) and Health business
(notably following the launch of a new Medical
Cost Insurance product).

Investment margin increased by €30 million to
€96 million mainly driven by higher income from
fixed maturities as well as lower policyholder
participation.

Fees & revenues were strongly up by
€39 million to €127 million, mainly resulting
from higher new business especially from unit-
linked products.

Net technical margin increased by €5 million to
€50 million mainly due to the improvement of
surrender margin in Life & Savings combined
with lower policyholder participation in Life,
offset by a lower technical margin in Health.

Expenses increased by €10 million to
€–92 million, primarily explained by the set-up

expenses for the new product “Twinstar” and
higher commissions in line with strong new
business in Health.

As a result of the above, underlying cost
income ratio improved by 1.5 point to 54.2%.

Income tax expenses increased by €27 million
to €–99 million in line with higher pre-tax
earnings.

Underlying earnings increased by €39 million
to €69 million mainly driven by the improved

investment margin and the increase of fees and
revenues partly offset by higher expenses and
taxes.

Adjusted earnings increased by €43 million to
€75 million benefiting from the increase in
underlying earnings.

Net income increased by €46 million to
€81 million in line with adjusted earnings
evolution.

Life & Savings operations – Belgium

			(in Euro million)
	2006	2005	2004
Gross revenues	2,512	2,734	2,188
APE (group share)	300	336	266
Investment margin	86	74	99
Fees & revenues	146	143	132
Net technical margin	56	49	41
Expenses	(194)	(183)	(185)
Amortization of VBI	(7)	(2)	–
Underlying operating earnings before tax	87	81	86
Income tax expenses / benefits	(22)	(25)	(12)
Minority interests	–	–	–
Underlying earnings group share	65	56	74
Net capital gains attributable to shareholders net of income tax	255	85	99
Adjusted earnings group share	320	141	173
Profit or loss on financial assets (under FV option) & derivatives	(10)	(11)	19
Exceptional operations (including discontinued operations)	–	–	–
Goodwill and other related intangibles impacts	–	–	–
Net income group share	310	131	191

Gross Revenues decreased by €222 million to
€2,512 million due to the exceptionally high
production level of December 2005 induced by
the introduction of a new tax on premium in
2006 and by the end of the distribution
agreement with “La Poste” in Q1’05.

– Individual Life and Savings revenues (84%
of revenues) decreased by 10% to
€2,122 million. The decrease was driven by
the fall in both non unit-linked contracts (
–8%to €1,567 million) and unit-linked contracts
( –26% to €290 million), partly offset by the
growth in Traditional life (+4% to €264 million).
Excluding “La Poste”, Individual life and
savings revenues decreased by 7%.

– Group Life and Savings revenues (16% of
revenues) increased by 1% to €390 million.
Regular premiums were stable at €343 million
and single premiums grew by 5% to
€47 million.

APE decreased by 11% to €300 million, mainly
driven by non unit-linked contracts as a result of
the very high production in Crest in December
2005.

Investment margin was up €12 million to
€86 million. The average underlying investment

margin increased by 1bp to 0.55% as the
average investment return decreased by 12bps
while the average credited rate fell by 13bps. As
a consequence of the increased share of lower
guaranteed rate products (Crest 30 and Crest
40), the average guaranteed rate decreased by
36bps.

Fees and revenues were up €3 million to
€146 million.

The net technical margin rose by €7 million to
€56 million mainly due to a €5 million non
recurring release of reserves on disability
business and to a strong increase of the
mortality margin (€4 million) driven by an
exceptionally low level of paid claims partly
offset by the non repeat of the recovery in 2005
on undue annuity paid to the social security
body (€–3 million).

Expenses increased by €12 million to
€–194 million mainly due to the rise in the
commission expenses driven by commissions
linked to account balances and the decrease of
net movements in DAC/DOC. The overhead
costs remained stable despite the regulatory
salary indexation.

The underlying cost income ratio decreased
from 77.0% to 73.8% as a consequence of
higher underlying investment and technical
margin.

Income tax expenses decreased by €3 million
to €–22 million.

As a result of the above, underlying earnings
increased by €9 million to €65 million.

Adjusted earnings increased significantly by
€179 million to €320 million driven by higher
gross realized capital gains (€+217 million to
€360 million) mainly in equity investments partly
offset by higher policyholder bonus on
segregated funds (€–59 million to
€–139 million).

Net income increased by €180 million to
€310 million in line with higher adjusted
earnings.

Life & Savings operations – Southern Europe

			(in Euro million)
	2006	2005	2004
Gross revenues	1,357	1,439	1,333
APE (group share)	143	140	125
Investment margin	67	53	44
Fees & revenues	88	88	99
Net technical margin	23	33	34
Expenses	(103)	(105)	(110)
Amortization of VBI	(5)	(6)	(6)
Underlying operating earnings before tax	68	64	61
Income tax expenses / benefits	(18)	(20)	(19)
Minority interests	(1)	–	–
Underlying earnings group share	50	44	41
Net capital gains attributable to shareholders net of income tax	7	10	7
Adjusted earnings group share	57	54	48
Profit or loss on financial assets (under FV option) & derivatives	–	3	2
Exceptional operations (including discontinued operations)	–	–	–
Goodwill and other related intangibles impacts	–	–	–
Net income group share	57	57	50

Gross revenues decreased by 6% to
€1,357 million. Investments and savings
revenues decreased by 4% to €1,202 million
mainly due to the lower amount of traditional
contracts from institutional activity, as well as a
lower unit-linked production through
partnerships with banks partially offset by the
launch of new products. Life premiums
decreased by 17% to €155 million, mainly as a
result of the termination in May 2005 of an
important bank-insurance agreement in
Traditional Life.

Thanks to new products launched and a better
mix of regular premiums, new business APE
increased by 2% to €143 million despite the
lower revenues. The evolution by distribution
channel is contrasted: Proprietary channels
showed a 20% growth, whereas non-proprietary
channels showed a 28% decrease, mainly due
to the termination of the above mentioned
agreement in traditional life line of business.

– Investments & Savings (€128 million or 89% of
total APE) increased by 5%:

• Non-unit-linked contracts (€102 million or
71% of total APE) increased by 9%, driven
by a strong level of new business in the retail
segment and the improvement of regular /
single premium mix backed by the launch of
new products during the second half of the

year, partially offset by the lower institutional
activity issued in Italy in 2006 (–51% or
€ –8 million of APE).

• Unit-linked contracts (€26 million or 18% of
total APE) decreased by 8% following strong
bank-insurance activity in 2005.

– Life (11% of total APE, €15 million) decreased
by 15% mainly as a result of the cancellation
of the above-mentioned important bank-
insurance agreement in May 2005.

Underlying investment margin rose by
€13 million to €67 million, notably driven by
higher investment income (€14 million to
€334 million) as a result of increased average
asset base, while policyholder bonus increased
by €1 million mainly due to a change in product
mix which resulted in a lower policyholder
benefit rate (–1.8 point to 84%).

Fees & revenues were almost stable
(€–1 million to €88 million). The reduction of
fees linked to the termination of a distribution
agreement on traditional life products was offset
by the new business in investments and
savings.

Net technical margin decreased by €10 million
to €23 million, mainly driven by a lower
surrender margin in line with market trend as

well as the non recurring release of a technical
policyholder bonus reserve in 2005 (€
–3 million)
following the termination of a distribution
agreement.

Expenses (including VBI amortization)
decreased by €2 million to €108 million as a
result of the switch of new business towards
products with lower commissions (€7 million),
partly offset by higher DAC amortization. Non-
commissions expenses (including VBI
amortization) remained stable at €57 million.

As a result of improved investment margin and
lower expenses, the underlying cost income
ratio improved by 3.3 points to 62.4%.

Income tax expenses decreased by €2 million
to €18 million despite the better pre-tax result,

mainly due to the positive impact of tax reforms
in Spain and in Portugal resulting in a decrease
in tax rate.

As a result, underlying earnings were up
€6 million to €50 million.

Adjusted earnings increased by €3 million to
€57 million due to the increase in underlying
earnings partly offset by lower capital gains on
fixed maturities.

Net income decreased by €1 million to
€57 million as the increase in adjusted earnings
was more than offset by a lower fair value
adjustment on derivatives instruments.

Life & Savings Operations – Other Countries

The following tables present the operating results for the other Life & Savings operations of AXA:

		(in Euro million)
CONSOLIDATED GROSS REVENUES	2006	2005	2004
Australia / New Zealand	1,254	1,225	1,156
Hong Kong	1,041	832	734
The Netherlands (a)	527	531	765
Other countries	603	472	340
Singapore	156	124	103
Switzerland	141	116	92
Canada	115	71	62
Morocco	49	55	56
Luxembourg	48	38	27
Turkey (b)	70	68	–
South East Asia (c)	24	–	–
Total	3,424	3,060	2,995
Intercompany transactions	–	(1)	(2)
Contribution to consolidated gross revenues	3,424	3,059	2,993
(a) The disability portfolio which was previously reported under the Life segment is now reported under the Property & Casualty segment Since December 1st, 2004. The Health portfolio which was previously reported under the Life segment has been disposed of at December 1st, 2004.
(b) Change in consolidation method in Turkey (from equity method to full consolidation) as at January 1st, 2005. (c) Includes Indonesia: P.T. Kotak Biru Konsultama and P.T. Indonesia Emas Perkasa (Former MLC Indonesia) and P. T. AXA Life Indonesia.

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (c)	2005 Published	2004 Restated (c)	2004 Published
Australia / New Zealand	83	64	64	50	50
Hong Kong	111	84	84	60	60
The Netherlands (a)	55	44	44	66	66
Other countries	18	6	6	12	12
Singapore	–	–	–	–	–
Switzerland	3	2	2	1	1
Canada	4	(3)	(3)	3	3
Morocco	4	3	3	2	2
Luxembourg	5	2	2	3	3
Turkey (b)	2	3	3	2	2
South East Asia (d)	–	–	–	–	–
UNDERLYING EARNINGS	268	198	198	188	188
Net realized capital gains attributable to shareholders	47	42	42	37	36
ADJUSTED EARNINGS	315	240	240	226	225
Profit or loss on financial assets (under fair value option) & derivatives	7	2	3	1	2
Exceptional operations (including discontinued operations)	(3)	–	–	3	3
Goodwill and other related intangibles impacts	–	–	–	–	–
NET INCOME	318	242	242	230	230
(a) The disability portfolio which was previously reported under the Life segment is now reported under the Property & Casualty segment since December 1st, 2004. The Health portfolio which was previously reported under the Life segment has been disposed of at December 1st 2004.
(b) Change in consolidation method in Turkey (from equity method to full consolidation) as at January 1st, 2005.
(c) Restated means: transfer of the forex impact from adjusted earnings to net income.
(d) Includes Indonesia, Thailand and Philippines businesses.

Australia and New Zealand1, [2]Gross revenues were up 2% to €1,254 million on a comparable basis.

– Gross written premiums including fees from
investment contracts without discretionary
participating features were down 3% to
€981 million. Group superannuation premiums
decreased as there has been a continued
trend away from traditional investment and
savings products towards mutual funds
business. This was partially offset by higher
individual life sales.

– Revenues from mutual fund and advice
businesses increased by 28% to €273 million
on a comparable basis reflecting the growth in
funds under management particularly in
mezzanine funds, and improved investment
market conditions.

Mutual funds retail net flows[3] were up +68% on
a comparable basis to €1,859 million.
Continuing strong inflows into the mezzanine
global equity value fund and growth in Ipac, with
a fund transfer of €132 million in June 2006
from one of Ipac’s equity partners contributed to
this performance. In addition, the Summit and
Generations wrap platforms contributed to the
increase.

APE of €420 million was stable as strong
growth in the superannuation and investment
fund inflows was offset to a large extent by a
reduction in AllianceBernstein inflows compared
to 2005 which included two large mandates.
Excluding AllianceBernstein mandates, APE was
up 13% to €256 million driven by higher inflows
into mezzanine funds, as well as an increased in
sales into Summit and Generations wrap
platforms.

Underlying earnings were up €21 million to
€83 million. On a 100% ownership basis, the
evolution was as follows:

– the investment margin was up €19 million to
€23 million, largely due to lower interest
expense on inter-company loans and debts
and strong investment market performance,

– fees and revenues were up €82 million to
€621 million, reflecting strong inflows and
higher funds under management and
administration following strong market
performance,

– the net technical margin was up €26 million
to €23 million, due to more favorable claims
termination experience in the health business
and strong claims experience in group life,

– expenses (including VBI amortization) were up
€ –52 million to € –499 million, reflecting higher
commissions associated with increased fees
and revenues,

– the tax expense was up €34 million to
€ –9 million, reflecting growth in pre-tax
earnings and the non-recurrence of some
2005 tax benefits including transitional tax
relief which ended on July 1, 2005.

Overall, the underlying cost income ratio
improved from 82.0% to 73.1%.

Adjusted earnings were up €31 million to
€96 million, reflecting the increase in underlying
earnings as well as higher net capital gains on
equities (up €10 million to €13 million).

Net income was up €33 million to €100 million,
reflecting the increase in adjusted earnings and
a foreign exchange gain.

(1) All comparisons to prior year figures are on a constant exchange rate basis.
(2) AXA interest in AXA Asia Pacific Group is 52.7% broken down into 51.6% direct interest holding and an additional 1.1% owned by the AAPH Executive plan trust.
(3) Net mutual fund sales exclude the net inflows of AllianceBernstein J V, as they are included in AllianceBernstein inflows.

Hong Kong1, [2]On May 8, 2006, AXA APH completed its
acquisition of MLC Hong Kong. In the following
commentaries, “on a comparable basis” means
excluding the contribution from MLC Hong Kong
in the second half of 2006. (Underlying earnings
€6 million and Adjusted earnings €4 million
Group share.)

Gross revenues were up 25% to €1,041 million.
On a comparable basis, gross revenues
increased by 15%.

APE was up 32% to €100 million. On a
comparable basis, new business APE was up
28% benefiting from the increase in Individual
Life regular premiums, due to strong sales from
agency brokers and AXA advisers, strong
growth in single premium unit-linked products
as well as from new unit trust products sold
through bank distribution agreements.

Underlying earnings were up €28 million to
€111 million. On a comparable basis, the
underlying earnings were up €21 million mainly
due to an increase in (i) fees and revenues
(€11 million) reflecting increased sales and
growing inforce portfolio, (ii) technical margin
(€11 million) reflecting better claims experience
together with successful National Life switching
campaigns leading to an increase in the
surrender margin and (iii) investment margin
(€5 million) on a higher inforce portfolio partly
offset by higher expenses (€–8 million) as a
result of higher investments in strategic
initiatives to support growth in Hong Kong.

As a consequence, the underlying cost income
ratio decreased to 51.0% in 2006 from 52.5%.
On a comparable basis, the underlying cost
income ratio was 51.7% in 2006.

Adjusted earnings increased by €26 million to
€119 million. On a comparable basis, adjusted
earnings were up €22 million driven by higher
underlying earnings.

Net income of €115 million was €23 million
higher than last year. On a comparable basis,
net income was up €18 million.

The Netherlands
Gross revenues decreased by €4 million to
€527 million. Higher single and regular
premiums in Investments & Savings Unit-Linked
(within mortgage and pension segments), were
more than offset by lower Life Non Unit-Linked
regular premiums (as traditional portfolio is in
run-off).

APE increased by €3 million to €48 million,
mainly due to higher new business within the
mortgage and pension segments.

Underlying earnings improved by €11 million to
€55 million, mainly attributable to improved
investment result, mainly driven by (i) higher
dividends received, and (ii) the release of an
interest expense provision regarding tax review
on prior liabilities due to finalizing several fiscal
years; but also as a result of a better mortality
experience.

Adjusted earnings improved by €5 million to
€76 million, as the improved underlying
earnings result was partly compensated by
lower net realized capital gains (€–6 million).

Net income improved by €5 million to
€77 million in line with adjusted earnings.

Switzerland
Gross revenues were up 24% on a constant
exchange rate basis to €141 million mainly due
to Investment & Savings (+24%) as a result of
new products and marketing initiatives.

Underlying earnings increased by €1 million to
€3 million mainly due to higher fees & revenues
as a result of new business in Investment &
Savings regular premiums.

Adjusted earnings were up €3 million to
€7 million mainly driven by higher capital gains
on equity securities.

Net income rose by €3 million to €7 million in
line with adjusted earnings.

(1) All comparisons to prior year figures are on a constant exchange rate basis.
(2) AXA interest in AXA Asia Pacific Group is 52.7% broken down into 51.6% direct interest holding and an additional 1.1% owned by the AAPH Executive plan trust.

Canada
Gross revenues amounted to €115 million. On a
constant exchange rate basis, revenues increased
by €37 million mainly as a result of the acquisition
of Citadel (€+30 million) and higher fees from
mutual fund sales (€+2 million).

Underlying earnings, adjusted earnings and
net income increased by €7 million to €4 million
due to the acquisition of Citadel and the reduction
of the deferred income tax rate.

Morocco[1]Gross revenues were down 11% on a constant
exchange rate basis to €49 million mainly due
to the termination of a bank insurance
agreement.

Underlying earnings, adjusted earnings and
net income rose by €1 million to €4 million.

Turkey[2]Gross revenues were up 12% on a constant
exchange rate basis to €70 million driven by the
development of traditional life business.

Underlying earnings, adjusted earnings and
net income were stable, on a constant
exchange rate basis at €2 million. Net income
was stable at €3 million.

(1) AXA Assurance Maroc is 51% owned by AXA.
(2) AXA Oyak Hayat is 50% owned by AXA.

PROPERTY & CASUALTY

SEGMENT

The tables below present the gross premiums and net income attributable to AXA’s	Property & Casualty segment for the periods indicated.

			(in Euro million)
PROPERTY AND CASUALTY SEGMENT (a) (b)	2006	2005 Restated (c)	2005 Published	2004 Restated (c)	2004 Published
Gross written premiums	19,830	18,913	18,913	17,903	17,903
Fees and revenues from investment contracts with no participating feature	–	–	–	–	–
Revenues from insurance activities	19,830	18,913	18,913	17,903	17,903
Net revenues from banking activities	–	–	–	–	–
Revenues from other activities	52	43	43	42	42
Total revenues	19,882	18,956	18,956	17,945	17,945
Change in unearned premium reserves net of unearned revenues and fees	(142)	(269)	(269)	(250)	(250)
Net investment result excluding financing expenses	1,594	1,461	1,461	1,320	1,320
Technical charges relating to insurance activities	(12,841)	(12,347)	(12,347)	(11,959)	(11,959)
Net result of reinsurance ceded	(632)	(581)	(581)	(663)	(663)
Bank operating expenses	–	–	–	–	–
Insurance acquisition expenses	(3,787)	(3,382)	(3,382)	(3,089)	(3,089)
Amortization of value of purchased life business in force	–	–	–	–	–
Administrative expenses	(1,851)	(1,960)	(1,960)	(1,717)	(1,717)
Valuation allowances on tangibles assets	11	(1)	(1)	(7)	(7)
Other	(20)	12	12	(15)	(15)
Other operating income and expenses	(19,120)	(18,259)	(18,259)	(17,450)	(17,450)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX EXPENSE	2,213	1,890	1,890	1,566	1,566
Net income from investments in affiliates and associates	9	3	3	34	34
Financing expenses	(8)	(11)	(11)	(22)	(22)
OPERATING INCOME GROSS OF TAX EXPENSE	2,214	1,882	1,882	1,577	1,577
Income tax expense	(719)	(493)	(493)	(443)	(443)
Minority interests in income or loss	(42)	(44)	(44)	(32)	(32)
UNDERLYING EARNINGS	1,453	1,346	1,346	1,102	1,102
Net realized capital gains attributable to shareholders	441	341	307	288	272
ADJUSTED EARNINGS	1,895	1,687	1,653	1,390	1,374
Profit or loss on financial assets (under fair value option) & derivatives	71	51	85	67	83
Exceptional operations (including discontinued operations)	13	–	–	12	12
Goodwill and other related intangibles impacts	(2)	(1)	(1)	(30)	(30)
NET INCOME	1,977	1,737	1,737	1,439	1,439
(a) Before intercompany transactions.
(b) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.
(c) Restated means: transfer of the forex impact from adjusted earnings to net income.

	(in Euro million)
CONSOLIDATED GROSS REVENUES (a)	2006	2005	2004
France	5,219	5,096	4,932
United Kingdom & Ireland	4,742	4,413	4,493
Germany	2,759	2,798	2,815
Belgium	1,520	1,462	1,443
Southern Europe	3,160	3,019	2,901
Other countries (b)	2,483	2,168	1,361
Total	19,882	18,956	17,945
Intercompany transactions	(89)	(81)	(93)
Contribution to consolidated gross revenues	19,793	18,874	17,852
(a) Gross written premiums including intercompany eliminations.
(b) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.

				(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (b)	2005 Published	2004 Restated (b)	2004 Published
France	382	363	363	304	304
United Kingdom & Ireland	386	399	399	302	302
Germany	181	178	178	120	120
Belgium	147	128	128	159	159
Southern Europe	148	125	125	114	114
Other countries (a)	208	153	153	102	102
UNDERLYING EARNINGS	1,453	1,346	1,346	1,102	1,102
Net realized capital gains attributable to shareholders	441	341	307	288	272
ADJUSTED EARNINGS	1,895	1,687	1,653	1,390	1,374
Profit or loss on financial assets (under fair value option) & derivatives	71	51	85	67	83
Exceptional operations (including discontinued operations)	13	–	–	12	12
Goodwill and other related intangibles impacts	(2)	(1)	(1)	(30)	(30)
NET INCOME	1,977	1,737	1,737	1,439	1,439
(a) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005.
(b) Restated means: transfer of the forex impact from adjusted earnings to net income.

Property & Casualty Operations – France

				(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Gross revenues	5,219	5,096	5,096	4,932	4,932
Current accident year loss ratio (net)	74.6%	74.0%	74.0%	74.3%	74.3%
All accident year loss ratio (net)	73.5%	73.5%	73.5%	75.4%	75.4%
Net technical result	1,390	1,345	1,345	1,195	1,195
Expense ratio	24.1%	24.4%	24.4%	23.3%	23.3%
Net underlying investment result	464	464	464	424	424
Underlying operating earnings before tax	592	569	569	482	482
Income tax expenses / benefits	(210)	(206)	(206)	(177)	(177)
Net income from investment in affiliates and associates	–	–	–	–	–
Minority interests	–	–	–	–	–
Underlying earnings group share	382	363	363	304	304
Net capital gains attributable to shareholders net of income tax	70	85	57	70	77
Adjusted earnings group share	452	448	419	374	381
Profit or loss on financial assets (under fair value option) & derivatives	64	17	45	33	26
Exceptional operations (including discontinued operations)	–	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	–	–
Net income group share	515	464	464	407	407
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues increased by 2% to
€5,219 million or by 4%, net of intercompany
transactions and on a comparable basis:

– Personal lines (61% of gross written premiums)
increased by 2% to €3,166 million, mainly
reflecting (i) positive net inflows in Motor
(+58,000 new contracts) sustained by
advertising campaigns in a very competitive
market, and (ii) positive net inflows in
Household (+23,000 new contracts) with an
ongoing price increase.

– The 6% strong increase in Commercial lines
premiums (39% of gross written premiums) to
€2,022 million was driven by overall positive
inflows, rate increases, notably in Liability and
in Construction (including positive prior year
premium adjustments).

Net technical result improved by €45 million or
3% to €1,390 million:

– The 0.7 point current accident year net loss
ratio deterioration to 74.6%, was mainly driven

by Property due to both large claims and a
higher cost of reinsurance.

– The prior accident year net technical result
improved by €38 million to €60 million, mainly
fuelled by positive developments in Property,
as in 2005, and in Motor (up €52 million to
€16 million as 2005 was negatively impacted
by a decrease in the annuity interest rate).

Expense ratio decreased by 0.3 point to 24.1%
mainly driven by the improvement in the
administrative expense ratio by 0.5 point to
8.9% following a non recurring charge related to
agents benefits in 2005.

As a consequence, the combined ratio
improved by 0.4 point to 97.5%.

Net investment result remained stable at
€464 million as lower equity dividend income
following internal restructuring of the holding
scheme of some equity investments (sold to

AXA France Vie) was offset by higher income on
fixed maturities.

Income tax expense increased by €4 million to
€–210 million in line with increased taxable
income partially compensated by the 0.5 point
decrease of the short term rate.

Underlying earnings increased by €20 million
to €382 million reflecting the improved
combined ratio.

Adjusted earnings increased by €4 million to
€452 million as the underlying earnings increase
(€+20 million) was offset by lower net capital
gains (€–15 million to €70 million).

Net income increased by €51 million to
€515 million reflecting (i) the stability of
adjusted earnings (€+4 million), (ii) a positive
impact of foreign exchange on a currency macro
hedge (€+56 million to €28 million), partly offset
by (iii) less favorable change of fair value on
assets under fair value option (€–9 million to
€36 million).

Property & Casualty Operations – United Kingdom
& Ireland

				(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Gross revenues	4,742	4,413	4,413	4,493	4,493
Current accident year loss ratio (net)	63.6%	65.1%	65.1%	67.7%	67.7%
All accident year loss ratio (net)	61.8%	63.1%	63.1%	66.4%	66.4%
Net technical result	1,790	1,610	1,610	1,502	1,502
Expense ratio	34.7%	33.3%	33.3%	31.0%	31.0%
Net underlying investment result	338	283	283	283	283
Underlying operating earnings before tax	501	442	442	383	383
Income tax expenses / benefits	(114)	(43)	(43)	(81)	(81)
Net income from investment in affiliates and associates	–	–	–	–	–
Minority interests	–	–	–	–	–
Underlying earnings group share	386	399	399	302	302
Net capital gains attributable to shareholders net of income tax	75	62	64	62	57
Adjusted earnings group share	461	461	464	364	359
Profit or loss on financial assets (under fair value option) & derivatives	(9)	3	–	(5)	–
Exceptional operations (including discontinued operations)	–	–	–	12	12
Goodwill and other related intangibles impacts	–	–	–	–	–
Net income group share	451	464	464	372	372
Average exchange rate: 1.00 €= £	0.6817	0.6840	0.6840	0.6784	0.6784
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross Revenues increased by 7% to
€4,742 million on current and constant
exchange rate base, reflecting significant growth
on Personal Motor, Health and both Personal
and Commercial Property.

– Personal Lines (51% of the P&C premiums)
were up 10% on a constant exchange rate
basis due to a strong performance in the
Motor business resulting from updated pricing
strategies and new business growth in the UK.
Property growth of 15.7% on a constant
exchange rate basis was mainly due to
additional corporate partner deals incepted in
2005 and 2006 in the UK. The 7.0% growth in
Health was driven by higher volumes in UK
and International Individual business, together
with higher average premiums.

– Commercial Lines (49% of the P&C premiums)
were up 4.5% on a constant exchange rate
basis reflecting growth in Commercial
Property and Health. Growth of 9.5% in
Property on a constant exchange rate basis is
mainly attributable to delegated authority new

business deals in the UK. Growth of 7.1% in
Health is mainly due to UK and International
SME business.

Net Technical Result increased by €180 million
on a current exchange rate basis (€+175 million
on a constant exchange rate basis) to
€1,790 million:

– The current accident year loss ratio improved
by 1.5 point to 63.6%, driven by favorable
claims experience and benign weather in
2006, improved claims management and risk
selection in Health, partially offset by higher
claims frequency on the Ireland Motor account
combined with a reduction in average earned
premiums.

– The all accident year loss ratio improved by
1.3 point to 61.8%, broadly reflecting the
favorable current accident year loss ratio.

Expense ratio deteriorated by 1.5 point to
34.7% largely as a result of the increase of the
commission ratio by 1.6 point as a result of a

change in business mix, higher profit
commission and increased volumes on higher
commission rated delegated authority business
in the UK. The acquisition cost ratio excluding
commissions increased by 0.3 point mainly due
to Distribution and Customers Operations with
increased activity arising from new Corporate
Partners. This was slightly offset by 0.4 point
improvement in administrative expense ratio
primarily as a result of expenses incurred in
prior year on the closure of a business
transformation project for Health.

As a result, the combined ratio deteriorated by
0.2 point to 96.5%.

Net underlying investment result increased by
€56 million on current exchange rate basis or
€55 million on a constant exchange rate basis,
as a result of a higher asset base and interest
rates.

Income tax expenses increased by €72 million
on a current exchange rate basis (€+71 million

on a constant exchange rate basis) reflecting
the improvement in the pre-tax result and 2005
included a €51 million tax benefit.

Underlying earnings decreased by €13 million
to €386 million on a current exchange rate basis
(€–14 million on a constant exchange rate
basis), as the improvement in net technical
result and favorable investment performance
were more than offset by the increase in income
tax expenses.

Adjusted earnings decreased by €–1 million on
a current exchange rate basis and €–2 million
on a constant exchange rate basis to
€461 million as the decrease in underlying
earnings was largely offset by €12 million higher
net capital gains.

Net Income decreased by €13 million on a
current exchange rate basis (€–14 million on a
constant exchange rate basis) to €451 million
due to the adverse foreign exchange
movements.

Property & Casualty Operations – Germany

				(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
Gross revenues	2,759	2,798	2,798	2,815	2,815
Current accident year loss ratio (net)	74.2%	72.2%	72.2%	75.6%	75.6%
All accident year loss ratio (net)	67.8%	65.8%	65.8%	69.6%	69.6%
Net technical result	889	958	958	859	859
Expense ratio	30.3%	32.5%	32.5%	29.2%	29.2%
Net underlying investment result	239	218	218	171	171
Underlying operating earnings before tax	293	266	266	204	204
Income tax expenses / benefits	(108)	(76)	(76)	(77)	(77)
Net income from investment in affiliates and associates	4	3	3	3	3
Minority interests	(7)	(15)	(15)	(10)	(10)
Underlying earnings group share	181	178	178	120	120
Net capital gains attributable to shareholders net of income tax	77	87	80	23	4
Adjusted earnings group share	259	265	258	143	124
Profit or loss on financial assets (under fair value option) & derivatives	26	30	37	15	34
Exceptional operations (including discontinued operations)	(3)	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	5	5
Net income group share	282	295	295	163	163
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Please note that from 2006 on, the run-off
portfolio of AXA Germany is reported under
International Insurance Business. In 2005, AXA
Germany P&C underlying earnings included
€8 million corresponding to this portfolio.

Gross revenues decreased by 1% to
€2,759 million. On a comparable basis, gross
revenues increased by 1% (excluding the sale of
DARAG retroactive as at January 1, 2006 and
excluding the run off portfolio).

– Personal lines (61% of total gross revenues)
increased by 2% mainly driven by Motor lines
up +4% due to strong positive net inflows
(+157,000 contracts). Property and Liability
both increased by 1% following the launch of
new products for SMEs (e.g. Profischutz).

– Commercial lines (32% of total gross
revenues) decreased by 1% mainly due to
Property ( –2%), driven by a decrease in
average premium, and Accident ( –3%),
following a decline in net production, partly
offset by motor (+1%) following the launch of
a new motor fleet product.

– Other lines (7% of total gross revenues)
increased by 7% mainly due to AXA Art.

Net technical result decreased by €70 million
to €889 million, as:

– Current accident year loss ratio deteriorated
by 2.0 points to 74.2% driven by higher large
claims charge than the exceptionally benign
2005 experience, and the increase of claims
handling costs provision to reflect higher unit
costs.

– All accident year loss ratio increased by
2.0 points to 67.8% in line with the
development of the current accident year loss
ratio. The net technical result of previous years
amounted to €177 million in 2006 (vs.
€180 million in 2005) primarily driven by boni
on personal motor and commercial liability.

Expense ratio improved by 2.3 points to 30.3%
mainly driven by a lower administrative expense
ratio (–2.4 points), mainly due to the release of
some VAT provisions coupled with a VAT refund
following the creation of a VAT group, as well as

to the non-recurrence of several 2005 one-off
expenses. Acquisition expense ratio marginally
deteriorated (+0.1 point), as the non-recurrence
of the 2005 amortization of some capitalized
acquisition costs was offset by higher marketing
expenses.

Overall, the net combined ratio improved by
0.2 point to 98.1%.

Net underlying investment result increased by
€21 million to €239 million mainly driven by
higher dividends from equities.

Income tax expense increased by €32 million
to €–108 million due to higher taxable income
coupled with a less favorable mix of taxable and
non taxable elements.

As a result of the above, underlying earnings
improved by €4 million to €181 million.

Adjusted earnings decreased by €6 million to
€259 million as the improvement in underlying
earnings was more than offset by lower capital
gains mainly on equities.

Net income decreased by €13 million to
€282 million resulting from lower adjusted
earnings and unfavorable change in fair value on
fixed maturities under fair value option, partly
offset by gains on derivatives.

Property & Casualty Operations – Belgium

			(in Euro million)
	2006	2005	2004
Gross revenues	1,520	1,462	1,443
Current accident year loss ratio (net)	78.1%	81.4%	82.6%
All accident year loss ratio (net)	66.0%	70.0%	69.4%
Net technical result	512	439	442
Expense ratio	29.3%	28.7%	28.0%
Net underlying investment result	178	167	179
Underlying operating earnings before tax	245	183	215
Income tax expenses / benefits	(98)	(55)	(56)
Net income from investment in affiliates and associates	–	–	–
Minority interests	–	–	–
Underlying earnings group share	147	128	159
Net capital gains attributable to shareholders net of income tax	142	53	56
Adjusted earnings group share	290	181	215
Profit or loss on financial assets (under FV option) & derivatives	(6)	1	14
Exceptional operations (including discontinued operations)	–	–	–
Goodwill and other related intangibles impacts	–	–	(1)
Net income group share	283	183	228

Gross written premiums increased by 4% to
€1,520 million driven by growth in both personal
and commercial lines.

– Personal Lines (61% of the total gross written
premiums): premiums increased by 3% mainly
driven by household up 10% to €254 million
as a result of the new Natural Disaster
guarantee effective March 2006, and by motor
(56% of personal lines written premiums) up
1% to €527 million driven by positive net
inflows.

– Commercial Lines (38% of the total gross
written premiums): premiums grew by 6%
driven by increases in most lines as a result of
portfolio and tariff increases.

Net technical result was up €73 million to
€512 million as a result of:

– The current year loss ratio improved by
3.3 points to 78.1% due to an improved
claims pattern in all Personal Lines (except
Personal Accidents), Property, Health and
Marine.

– The all accident year loss ratio improved by
4.0 points to 66.0% due to the better current
year loss ratio and to higher prior years’
results.

Expense ratio increased by 0.7 point to 29.3%
driven by the increase in administrative expense
ratio by 0,5 point to 8.7% mainly due to an IT
project related to product offering segmentation
(€4 million), and staff costs (regulatory salary
indexation).

As a result, the combined ratio improved by
3.3 points to 95.4%.

Net underlying investment result increased by
€11 million to €178 million, mainly driven by
higher income on fixed maturities and equity
investments.

Income tax expense increased by €43 million
to €98 million, as a result of higher pre-tax
underlying earnings.

Underlying earnings increased by €19 million
to €147 million as a result of the improvement in
combined ratio and higher net investment result,
partially offset by higher tax expenses.

Adjusted earnings increased by €109 million to
€290 million as a result of higher underlying
earnings and higher realized gains on equities

(€+76 million) and real estate (due to non recurrence of a €13 million depreciation on one building in 2005).

Net income increased by €101 million to
€283 million as a result of higher adjusted
earnings and unfavorable change in fair value on
corporate bond mutual funds under fair value
option due to interest rate increases.

Property & Casualty Operations – Southern Europe

		(in Euro million)
	2006	2005	2004
Gross revenues	3,160	3,019	2,901
Current accident year loss ratio (net)	77.0%	78.3%	78.5%
All accident year loss ratio (net)	74.7%	75.6%	76.0%
Net technical result	789	713	661
Expense ratio	23.6%	23.5%	23.4%
Net underlying investment result	184	167	150
Underlying operating earnings before tax	238	194	168
Income tax expenses / benefits	(90)	(68)	(53)
Net income from investment in affiliates and associates	–	–	–
Minority interests	–	–	–
Underlying earnings group share	148	125	114
Net capital gains attributable to shareholders net of income tax	42	27	62
Adjusted earnings group share	190	152	177
Profit or loss on financial assets (under FV option) & derivatives	(1)	1	8
Exceptional operations (including discontinued operations)	–	–	–
Goodwill and other related intangibles impacts	–	–	–
Net income group share	189	153	185

Gross written premiums increased by 4% on a
comparable basis to €3,160 million.

– Personal lines (78% of gross written premiums,
€2,468 million) grew by 6%. In motor
(€1,814 million or 58% of gross written
premiums), the 6% increase was driven by
positive net inflows (+293,700 policies) coming
both from direct and traditional networks,
following the launch of new tariffs and
products in the three countries. Motor average
premium was flat as compared to 2005 in a
very competitive market, thanks to the
increasing weight of comprehensive cover
policies in the portfolio. Non-motor lines
(€649 million or 21% of gross written
premiums) were up 7%, driven by growth
in all lines.

– Commercial lines (22% of business,
€688 million) were down 3%. In motor (6% of
business, €198 million) revenues were up 3%.
Non-motor business (16% of business,
€490 million) decreased by 5% mainly due to
the non renewal of several corporate
contracts.

Most of the growth was concentrated on
proprietary distribution networks (72% of
business, +6%) whereas non-proprietary
networks were down 2%.

Net technical result increased by €76 million to
€789 million as the loss ratio improved by
0.9 point to 74.7% mainly driven by strong
monitoring of personal motor portfolio:

– The current net technical result increased by
€86 million to €718 million resulting from the
improvement of the current accident year loss
ratio by 1.3 point to 77.0% mainly located in
personal motor line of business, thanks to the
favorable evolution of claims frequency and
the continuous efforts to contain the average
claims cost.

– The prior year net technical result decreased by
€9 million to €70 million.

Expense ratio was almost stable at
23.6%. Administrative expense ratio
excluding commissions improved by 0.3 point to
4.9% benefiting mainly from lower pre-
retirement costs, especially in Portugal.
Acquisition expense ratio excluding
commissions ratio increased by 0.5 point to
5.0% primarily due to higher marketing costs
(+0.4 point), aiming in particular to further
develop direct distribution sales. Commission
ratio decreased by 0.2 point to 13.6% partly
driven by lower commission rate on the motor
product launched in 2006.

As a result, the combined ratio improved by
0.8 point to 98.3%.

Net underlying investment result increased by
€17 million to €184 million mainly driven by a
larger average asset base combined with an
improved return on the fixed maturity portfolio.

Income tax expense increased by €21 million
to €90 million due to higher pre-tax earnings
(€16 million impact), and a negative impact due
to the evolution of tax regulations (€5 million),
main impact in Italy.

Consequently, underlying earnings were up
€23 million to €148 million.

Adjusted earnings were up €39 million to
€190 million due to higher underlying earnings
and higher capital gains on equity securities,
thanks to good equity market conditions.

Net income increased by €36 million to
€189 million reflecting the positive adjusted
earnings evolution partly offset by the lower fair
value adjustment on consolidated mutual funds
under fair value option.

Property & Casualty Operations – Other Countries

		(in Euro million)
CONSOLIDATED GROSS REVENUES	2006	2005	2004
Canada	1,059	858	746
The Netherlands (a)	282	275	212
Other countries	1,142	1,035	403
Turkey (c)	508	453	–
Morocco	164	140	137
Japan	158	140	115
Switzerland	95	90	87
Asia (Excluding Japan) (b) (c)	149	144	–
Luxembourg	69	69	64
Central and Eastern Europe	–	–	–
Total	2,483	2,168	1,361
Intercompany transactions	(5)	(5)	–
Contribution to consolidated gross revenues	2,477	2,163	1,361
(a) The disability portfolio which was previously reported under the Life segment is now reported under the Property & Casualty segment since December 1st, 2004. The Health portfolio which was previously reported under the Life segment has been disposed of at December 1st, 2004.
(b) Includes Hong Kong and Singapore. (c) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005. Hong Kong and Singapore
businesses are now reported in Asia (Excluding Japan).

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (c)	2005 Published	2004 Restated (c)	2004 Published
Canada	113	80	80	61	61
The Netherlands (a)	36	19	19	(5)	(5)
Other countries	59	54	54	46	46
Turkey (b)	11	8	8	8	8
Morocco	14	13	13	13	13
Japan	1	5	5	3	3
Switzerland	7	2	2	2	2
Asia (Excluding Japan) (b) (d)	23	18	18	15	15
Of which Malaysia	6	–	–	–	–
Luxembourg	9	8	8	6	6
Central and Eastern Europe	(6)	–	–	–	–
UNDERLYING EARNINGS	208	153	153	102	102
Net realized capital gains attributable to shareholders	35	28	26	15	16
ADJUSTED EARNINGS	243	181	179	117	118
Profit or loss on financial assets (under fair value option) & derivatives	(1)	(2)	–	1	–
Exceptional operations (including discontinued operations)	16	–	–	–	–
Goodwill and other related intangibles impacts	(2)	(1)	(1)	(34)	(34)
NET INCOME	256	179	179	83	83
(a) The disability portfolio which was previously reported under the Life segment is now reported under the Property & Casualty segment since December 1st, 2004. The Health portfolio which was previously reported under the Life segment has been disposed of at December 1st, 2004.
(b) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1st, 2005. Hong Kong and Singapore businesses are now reported in Asia (Excluding Japan).
(c) Restated means: transfer of the forex impact from adjusted earnings to net income.
(d) Includes Malaysia (newly consolidated in 2006 in equity method), Hong Kong and Singapore.

Canada
Gross revenues were up €200 million to
€1,059 million, or up €140 million on a constant
exchange rate basis. Excluding Citadel
contribution of €145 million in 2006, gross
revenues slightly decreased by €5 million as the
result of a sustained level of new business
(growth of 3%) combined with the impact
related to the successful launch of the 18/24
month policies in 2005 leading to no renewal of
these policies in 2006.

Underlying earnings were up €33 million or
€27 million on a constant exchange rate basis
to €113 million mainly resulting from the
acquisition of Citadel combined with the
improvement of the net combined ratio from
91.8% (93.0% including Citadel) to 91.0%
reflecting the excellent performance across the
board.

Adjusted earnings increased by €25 million on
a constant exchange rate basis to €126 million
in line with underlying earnings.

Net income increased by €19 million on a
constant exchange rate basis to €119 million,
as a result of higher adjusted earnings partly
offset by Citadel’s integration costs of
€4 million as well as €2 million amortization
charge of the intangible assets related to
Citadel.

The Netherlands
Gross revenues increased by 3% to
€282 million mainly driven by new business in
Authorized agents and Individual Disability,
partly offset by the effects of the exit of Group
Disability business as a consequence of legal
changes in the Netherlands.

Underlying earnings increased by €17 million
to €36 million, driven by a 7.8 point
improvement in combined ratio to 91.8%
following positive experience in Fire lines,
combined with positive prior year
developments, partly offset by higher profit-
sharing commissions.

Adjusted earnings increased by €12 million to
€37 million driven by underlying earnings and
lower realized capital gains of €5 million, mainly
due to the sale of real estate in 2005.

Net income increased by €20 million to
€45 million benefiting from €7 million additional
contractual realized profit, related to the sale of
the health portfolio to Achmea in 2004.

Turkey [1]Gross revenues increased by 21% on a
constant exchange rate basis to €508 million
driven by average motor premium increase and
positive evolution of fire business.

Underlying earnings were up €3 million to
€11 million, thanks to (i) the combined ratio
improvement (–2.7 points to 98.4%) and
(ii) investment income growth on fixed
maturities.

Adjusted earnings were up €2 million to
€11 million. Net income was up €2 million to
€12 million.

Morocco
Gross revenues were up 17% on a constant
exchange rate basis to €164 million, driven by
personal motor, workmen compensation and fire
lines of business.

Underlying earnings were up €1 million to
€14 million as the combined ratio improvement
(–6.3 points to 94.3%) was partly offset by the
decrease in investment income on equity
securities (especially high in 2005).

Adjusted earnings and net income increased
by €15 million to €29 million due to strong
realization of capital gains on equities.

Japan
Gross written premiums increased by 20% on
a constant exchange rate basis to €158 million,
mainly driven by motor business growth. Total

(1) AXA Oyak is 35% owned by AXA.

motor portfolio (455,000 contracts) continued to
show a sharp increase (+104,000 contracts
compared to December 2005) thanks to
competitive rates, as well as the contribution
from the new Motorcycle product.

Underlying earnings decreased by €4 million to
€1 million as the slight improvement in the
combined ratio (from 102.4% to 101.9%),
following the decrease in the expense ratio
(38.5% vs. 42.4% in 2005), despite the non-
recurrence of boni recorded in 2005 was more
than offset by a lower contribution from the
release of the valuation allowance on deferred
tax assets than last year.

Adjusted earnings decreased by €3 million to
€1 million in line with underlying earnings.

Net income decreased by €5 million to
€–1 million reflecting some unrealized losses on
fixed maturity mutual funds under fair value
option.

Asia (Excluding Japan)
Singapore
Gross written premiums (excl ACS business)
increased by 3.3% to €85 million on a constant
exchange rate basis, mainly driven by personal
motor given our competitive pricing and
improved renewal retention ratio.

Underlying earnings, adjusted earnings and
net income were slightly below prior year at
around €10 million with a combined ratio of
90.9% (vs. 88.0% in 2005) which has been
impacted notably by an increase of claims
incurred in the commercial property and
casualty businesses.

Hong Kong
Gross written premium (excl ACS business)
remained stable at €64 million, compared to
2005 on a constant exchange rate basis.
Excluding premium adjustments in workers
compensation products (ECI construction),
revenues increased by 1.6%.

Underlying earnings were stable at €8 million
on a constant exchange rate basis, with a slight
increase in the combined ratio from 94.3% to
95.2%.

Adjusted earnings decreased by €1 million to
€10 million on a constant exchange rate basis
mainly attributable to a reduction of realized
capital gains by €1 million.

Net income increased by €1 million to
€10 million on a constant exchange rate basis,
mainly attributable to a reduction of exchange
losses by €2 million.

Central and Eastern Europe
Poland
The activity of the Avanssur platform in Poland
was launched in September 2006.

Underlying earnings, adjusted earnings and
net income amounted to €
–6 million mainly due
to administrative expenses.

INTERNATIONAL
INSURANCE SEGMENT

The following tables present the gross premiums and net income for the International Insurance
Segment for the periods indicated:

		(in Euro million)
CONSOLIDATED GROSS REVENUES (a)	2006	2005	2004
AXA RE	–	1,460	1,069
AXA Corporate Solutions Assurance	1,697	1,614	1,517
AXA Cessions	57	60	94
AXA Assistance	702	621	554
Other (b)	1,355	147	239
Total	3,811	3,903	3,473
Intercompany transactions	(95)	(90)	(109)
Contribution to consolidated gross revenues	3,716	3,813	3,363
(a) Gross written premiums including intercompany eliminations. (b) Including AXA RE (in 2006 only), AXA RE Life and AXA Liabilities Managers.

				(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (b)	2005 Published	2004 Restated (b)	2004 Published
AXA RE	–	11	11	96	96
AXA Corporate Solutions Assurance	84	72	72	50	50
AXA Cessions	15	9	9	17	17
AXA Assistance	21	17	17	17	17
Other (a)	11	(41)	(41)	(41)	(41)
UNDERLYING EARNINGS	131	68	68	138	138
Net realized capital gains attributable to shareholders	60	88	94	85	87
ADJUSTED EARNINGS	191	156	162	224	226
Profit or loss on financial assets (under fair value option) & derivatives	(1)	5	(1)	27	25
Exceptional operations (including discontinued operations)	66	23	23	–	–
Goodwill and other related intangibles impacts	(12)	–	–	(7)	(7)
NET INCOME	244	184	184	244	244
(a) Including AXA RE (in 2006 only), AXA RE Life and AXA Liabilities Managers. (b) Restated means: transfer of the forex impact from adjusted earnings to net income

AXA Corporate Solutions Assurance

				(in Euro million)
	2006	2005 Restated (b)	2005 Published	2004 Published
Gross revenues	1,697	1,614	1,614	1,517
Current accident year loss ratio (net) (a)	88.7%	88.9%	88.9%	88.6%
All accident year loss ratio (net)	87.3%	87.9%	87.9%	87.2%
Net technical result	207	189	189	195
Expense ratio	12.8%	12.9%	12.9%	13.0%
Net underlying investment result (b)	144	123	123	97
Underlying operating earnings before tax	144	110	110	81
Income tax expenses / benefits	(59)	(37)	(37)	(30)
Net income from investment in affiliates and associates	–	–	–	–
Minority interests	(1)	(1)	(1)	(1)
Underlying earnings group share	84	72	72	50
Net capital gains attributable to shareholders net of income tax	32	20	30	46
Adjusted earnings group share	116	92	102	96
Profit or loss on financial assets (under FV option) & derivatives	1	5	(5)	1
Exceptional operations (including discontinued operations)	–	–	–	–
Goodwill and other related intangibles impacts	–	–	–	–
Net income group share	117	97	97	97
(a) Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).
(b) Restated means: transfer of the forex impact from adjusted earnings to net income.

Gross revenues amounted to €1,697 million, up
€83 million (+5%) driven by (i) a strong portfolio
development in Property (€84 million) due to
reinsurance program restructuring providing
additional underwriting capacities, (ii) an
increase in liability (€26 million) and in
construction (€19 million), partly offset by
(iii) a decline in Marine and Motor, as some risks
were not renewed in a context of softening
market (€–45 million).

Net technical result increased by €18 million to
€207 million:

– The current accident year net technical result
increased by €10 million to €177 million
reflecting a positive volume impact combined
with a lower net loss ratio in Property.

– The prior accident year net technical result
increased by €8 million to €30 million,
resulting from positive reserve developments
in Property, Marine and Aviation.

Expenses increased by €5 million to
€–208 million. The expense ratio improved by
0.1 point to 12.8% reflecting the growth in
premiums.

Combined ratio improved by 0.8 point to
100.0%.

Net investment result increased by €21 million
to €144 million driven by higher fixed maturity
revenues notably reflecting a higher asset base.

Income tax expenses increased by €22 million
to €–59 million, mainly as a result of higher
taxable income.

As a result, underlying earnings increased by
€12 million to €84 million.

Adjusted earnings increased by €24 million to
€116 million, reflecting a €12 million
improvement in underlying earnings and
€12 million higher net realized gains, mainly on
equities.

Net income increased by €21 million to
€117 million, reflecting €24 million higher
adjusted earnings combined with a €10 million
positive impact on change in fair value of assets
under fair value option partly offset by a
€–13 million foreign exchange negative impact.

AXA Cessions

Underlying earnings were up €6 million to
€15 million mainly reflecting (i) a higher net
technical result and (ii) a higher net investment
income partly offset by (iii) an increase in
general expenses.

Adjusted earnings and net income amounted
respectively to €14 million and €13 million.

AXA Assistance

Underlying earnings were up €4 million to
€21 million, reflecting mainly an increased
activity (+11% on a comparable basis)
combined with a better technical result and
contained expenses.

Adjusted earnings increased by €4 million to
€21 million in line with higher underlying
earnings.

Net income decreased by €21 million to
€22 million as the increase in adjusted earnings
was more than offset by the non recurrence of
the €23 million net impact of the sale of CAS
in 2005.

Other transnational activities

On December 21, 2006 the AXA RE’s business
was sold to Paris Re Holding Limited, with the risks

and corresponding net income related to AXA RE’s
2006 claims experience assuming to Paris Re
Holdings Limited. As a result, AXA RE’s
contribution to AXA consolidated accounts
corresponds mainly to the result of the run-off of
the 2005 and prior years reserves of AXA RE. This
contribution for Full Year 2006 is presented as part
of the “Other Transnational Activities” segment.

Underlying earnings increased by €52 million
to €11 million mainly due to (i) the contribution
of AXA Re’s run-off portfolio (€22 million driven
by favorable claims experience on 2005 and
prior years), (ii) a €43 million higher result on the
other non-Life run-off portfolios mainly due to
the positive result generated by the
commutation of some large portfolios, partly
offset by (iii) a €–13 million lower result of the
AXA RE US Life run-off portfolio fully explained
by the cost of fully hedging the remaining
exposure of this portfolio.

Adjusted earnings increased by €72 million to
€39 million reflecting the €52 million
improvement of underlying earnings and
€20 million higher realized gains due to AXA RE
(€34 million) partly offset by €–13 million on the
other portfolios.

Net income increased by €123 million to
€92 million, reflecting improvement in adjusted
earnings combined with a €66 million gain after
tax on the sale of AXA RE’s business, partly
offset a €12 million charge related to the
impairment of the goodwill formerly allocated to
the reinsurance business.

ASSET MANAGEMENT
SEGMENT

			(in Euro million)
CONSOLIDATED GROSS REVENUES	2006	2005	2004
AllianceBernstein	3,102	2,581	2,434
AXA Investment Managers	1,679	1,195	944
Total	4,781	3,776	3,378
Intercompany transactions	(375)	(343)	(293)
Contribution to consolidated gross revenues	4,406	3,433	3,084

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (a)	2005 Published	2004 Published
AllianceBernstein	302	240	240	204
AXA Investment Managers	206	156	156	95
UNDERLYING EARNINGS	508	396	396	300
Net realized capital gains attributable to shareholders	1	6	5	2
ADJUSTED EARNINGS	509	402	402	302
Profit or loss on financial assets (under FV option) & derivatives	10	10	11	2
Exceptional operations (including discontinued operations)	91	3	3	–
Goodwill and other related intangibles impacts	–	(4)	(4)	–
NET INCOME	610	411	411	304
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

AllianceBernstein

			(in Euro million)
	2006	2005	2004
Gross revenues	3,102	2,581	2,434
Net underlying investment result	23	(21)	(22)
Total revenues	3,125	2,560	2,412
General expenses	(2,204)	(1,852)	(1,823)
Underlying operating earnings before tax	921	707	589
Income tax expenses / benefits	(260)	(193)	(124)
Net income from investment in affiliates and associates	–	–	–
Minority interests	(359)	(274)	(261)
Underlying earnings group share	302	240	204
Net capital gains attributable to shareholders net of income tax	1	6	2
Adjusted earnings group share	303	246	207
Profit or loss on financial assets (under FV option) & derivatives	–	–	–
Exceptional operations (including discontinued operations)	91	8	–
Goodwill and other related intangibles impacts	–	–	–
Net income group share	394	254	207
Average exchange rate: 1.00 €= $	1.2563	1.2453	1.2438

Assets under Management (“AUM”) increased
by €54 billion to €544 billion, driven by strong
market appreciation (€72 billion) and strong net
inflows across all client categories (€38 billion,
of which €22 billion from institutional clients,
€10 billion from retail and €7 billion from private
clients) partly offset by unfavorable exchange
rate impact (€–57 billion).

Fees, commissions and other revenues
increased by 25% on a comparable basis, due
to higher investment advisory fees driven by
18% higher average AUM as a result of net new
business inflows, market performance and
higher performance fees.

General expenses increased by €352 million
or up 20% on a constant exchange rate basis,
mainly as a result of higher compensation
expense (€+230 million) from increased
earnings, increased occupancy from expansion
of offices in New York and overseas
(€+39 million).

The underlying cost income ratio improved by
1.5 point from 68.7% to 67.2% in 2006.

Income tax expenses increased by €67 million
to €260 million, or by €69 million on a constant
exchange rate basis due to higher pre tax-
earnings.

As a consequence, underlying earnings
increased by €62 million to €302 million, or by
€64 million at constant exchange rate.

Adjusted earnings increased by €57 million to
€303 million or by €59 million on a constant
exchange rate basis driven by higher underlying
earnings and lower net capital gains
(€–5 million).

Net income increased by €139 million to
€394 million or by €143 million on a constant
exchange rate basis mainly due to higher
adjusted earnings and dilution gains from the
issuance of AllianceBernstein units (€36 million),
reversal of deferred taxes liability from prior
period (€50 million) and €4 million related to the
sale of Alliance Cash Management business,
compared to a gain on the sale of Alliance Cash
management business (€5 million) and
India and South Africa joint ventures (€3 million)
in 2005.

AXA Investment Managers (“AXA IM”)

		(in Euro million)
	2006	2005 Restated (a)	2005 Published	2004 Published
Gross revenues	1,679	1,195	1,195	944
Net underlying investment result	30	27	27	15
Total revenues	1,709	1,222	1,222	959
General expenses	(1,330)	(956)	(956)	(795)
Underlying operating earnings before tax	379	267	267	163
Income tax expenses / benefits	(132)	(78)	(78)	(51)
Net income from investment in affiliates and associates	–	–	–	–
Minority interests	(41)	(32)	(32)	(17)
Underlying earnings group share	206	156	156	95
Net capital gains attributable to shareholders net of income tax	–	–	(1)	–
Adjusted earnings group share	206	156	156	95
Profit or loss on financial assets (under FV option) & derivatives	10	10	11	2
Exceptional operations (including discontinued operations)	–	(5)	(5)	–
Goodwill and other related intangibles impacts	–	(4)	(4)	–
Net income group share	216	156	156	97
(a) Restated means: transfer of the forex impact from adjusted earnings to net income.

Assets Under Management (“AUM”) were
€485 billion as at December 31, 2006 increasing
by €53 billion compared to December 2005,
driven by (i) €35 billion Net New Money inflow,
mainly from third-party Institutional clients
(€23 billion), and retail clients (€11 billion),
(ii) €20 billion of favorable market impact,
partly offset by (iii) €–4 billion unfavorable
exchange rate.

Fees, commissions and other revenues
including those earned from AXA insurance
companies eliminated in consolidation,
increased by €484 million, or +40% to
€1,679 million. Excluding fees retroceded to
distributors, AXA Framlington impact
(€13 million in 2005 and €126 million in 2006),
and exchange rate variation (€2 million), net
revenues grew by 30% on a comparable basis,
driven by higher average AUM (+16% on a
comparable basis), a positive client and product
mix evolution, and higher performance fees.

General expenses increased by €374 million to
€1,330 million. Excluding €+115 million
commissions paid to third-party agents and

€+88 million AXA Framlington impacts,
expenses increased, at a lower pace than
revenues, by 28% to €782 million, notably given
the increase of staff to support the business
development, important investments in projects
and higher staff incentives.

The underlying cost income ratio improved by
1.6 point from 69.9% in 2005[1] to 68.3% in 2006
(2.1 points improvement on a comparable
basis).

Underlying and adjusted earnings both
increased by €50 million to €206 million as a
result of a business growth and an improvement
in underlying cost income ratio. AXA
Framlington (purchased on October 31, 2005)
contribution to 2006 and 2005 underlying and
adjusted earnings was respectively €15 million
and €4 million.

Net income increased by €60 million to
€216 million, driven by adjusted earnings
growth and fair value increase in real estate
fund.

(1) The Cost Income Ratio was restated for the year 2005 in order to be based on underlying earnings.

OTHER FINANCIAL
SERVICES SEGMENT

The tables below present the revenues and the net income for the Other Financial Services segment for the periods indicated:

			(in Euro million)
CONSOLIDATED GROSS REVENUES	2006	2005	2004
AXA Bank (Belgium)	306	339	268
AXA Banque (France)	62	70	105
AXA Bank (Germany)	26	28	28
Other (a)	10	4	4
Total	404	441	404
Intercompany transactions	(22)	(13)	(17)
Contribution to consolidated gross revenues	381	428	387
(a) Includes CFP, CDO’s and Real Estate entities.

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005	2004
AXA Bank (Belgium)	21	50	26
AXA Banque (France)	–	(8)	(10)
AXA Bank (Germany)	3	3	2
Other (a)	27	23	6
UNDERLYING EARNINGS	51	67	23
Net realized capital gains attributable to shareholders	8	6	–
ADJUSTED EARNINGS	59	72	23
Profit or loss on financial assets (under FV option) & derivatives	(15)	8	(11)
Exceptional operations (including discontinued operations)	(1)	2	–
Goodwill and other related intangibles impacts	–	–	–
NET INCOME	43	82	13
(a) Includes CFP, CDO’s and Real Estate entities.

AXA Bank (Belgium)

Net banking revenues were down 10% to
€306 million, as a result of the decrease of
(i) realized capital gains (€–19 million) driven
by investment portfolio, (ii) mark to market
(€–12 million) mainly due to derivatives (natural
hedge on investment portfolio and the credit
spread portfolio) partly offset by an increase in
loans (€+11 million), and the money market
(€–10 million) and (iii) net interest and fee
income remained stable.

Underlying earnings decreased by €29 million
to €21 million mainly due to lower fixed income
capital gains (€–6 million), a lower interest
margin (€–9 million), and the non recurrence of
the reversal in 2005 of a provision for risks
related to loan activities in France following a
favorable court decision (€16 million).

Adjusted earnings decreased by €26 million to
€29 million notably driven by the decrease in
underlying earnings (€–29 million) partly offset
by an increase in capital gains on equities.

Net income decreased by €38 million to
€31 million driven by the decrease in adjusted
earnings as well as unfavorable change in fair
value on bonds under fair value option and
derivatives.

AXA Banque (France)

Net banking revenues decreased by 10% on a
comparable basis to €62 million. Excluding

derivatives, banking revenues increased by 24%
to €85 million due to higher interest revenues
and higher commissions both reflecting a strong
activity.

Underlying and adjusted earnings increased by
€8 million to breakeven mainly reflecting higher
underlying banking revenues.

Net income decreased by €6 million to
€–17 million, negatively impacted by the change
in fair value of derivatives (a €17 million loss
versus a €3 million loss in 2005) as a
consequence of the rise in interest rates on the
portfolio of interest rate swaps used to hedge
the overall balance sheet exposure.

AXA Bank (Germany)

Gross revenues decreased slightly by
€1 million to €26 million as a consequence of a
reduced interest margin.

Underlying earnings, adjusted earnings and
net income remained stable at €3 million.

Other

CFP
Underlying earnings, adjusted earnings and
net income increased by €17 million to
€35 million mainly due to favorable
developments on doubtful receivables.

HOLDING COMPANIES

The Holding companies consist of AXA’s non-operating companies, including mainly AXA parent company, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA UK Holdings,
German, Belgium and Netherlands holdings.

			(in Euro million)
UNDERLYING, ADJUSTED EARNINGS AND NET INCOME	2006	2005 Restated (a)	2005 Published	2004 Restated (a)	2004 Published
AXA	(219)	(203)	(282)	(170)	(263)
Other French holdings companies	1	(12)	(12)	(2)	(2)
Foreign holdings companies	(239)	(255)	(255)	(223)	(223)
UNDERLYING EARNINGS	(457)	(471)	(549)	(396)	(489)
Net realized capital gains attributable to shareholders	23	39	6	7	(1)
ADJUSTED EARNINGS	(434)	(431)	(543)	(389)	(489)
Profit or loss on financial assets (under fair value option) & derivatives	(341)	30	(4)	206	251
Exceptional operations (including discontinued operations)	30	(99)	(99)	150	150
Goodwill and other related intangibles impacts	–	–	–	–	–
NET INCOME	(745)	(500)	(645)	(33)	(88)
(a) Restated means: (i) transfer of the forex impact from adjusted earnings to net income, and (ii) following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

AXA[1]

Underlying earnings decreased by €16 million
to €–219 million. Excluding a non recurring tax
benefit of €39 million in 2006 compared to
€70 million in 2005, and €69 million financial
income in 2006 on proceeds from Winterthur
financing (rights and TSS issues), underlying
earnings decreased by €54 million mainly due
to (i) a €20 million higher financial charge mostly
related to the financing of the Finaxa
exchangeable bond buy-back and the dilution
control program partly offset by positive volume
effects due to increasing cash flows received
from entities and (ii) €30 million some non
recurring costs related to share based
compensation plans.

Adjusted earnings decreased by €16 million to
€–189 million mainly driven by underlying
earnings evolution.

Net income decreased by €401 million to
€–584 million mainly due to adjusted earnings
evolution as well as:

– a € –404 million change in the mark-to market
of interest rate derivative instruments not
considered as hedge accounting, mainly due
to:

(i) €–174 million related to interest swaps
denominated in Euro covering the long
term interest risk of long term debts due to
the increase of Euro interest rate during
2006,

(ii) €–69 million due to a decrease on CHF
interest rates linked to long term CHF
denominated swaps (CHF5 billion nominal
value) used to finance Swiss assets of
Winterthur,

(iii) €–133 million related to a lower increase
of U.S Dollar interest rates linked
to currency swaps in 2006 compared
to 2005,

(1) All the figures are after tax.

– a €–43 million corresponding to foreign
exchange operations of which €–52 million
related to TSDI foreign exchange hedges no
more eligible to natural hedge accounting
linked to the reclassification in shareholder’s
equity of TSDI,

– partly offset by a €+85 million due to the
change in the mark-to-market of foreign
currency options hedging AXA Group
underlying earnings denominated in foreign
currencies.

Other French holding
companies

AXA France Assurance
Underlying earnings increased by €19 million
to €–13 million mainly due to the non recurrence
of a €14 million settlement with Armenian
policyholders in 2005.

Adjusted earnings increased by €22 million to
€–11 million due to higher underlying earnings
and higher realized gains on equities.

Net income increased by €33 million to
€–8 million mainly due to a tax gain on the 2005
settlement with Nationwide.

Other French Holdings
Underlying earnings decreased by €5 million to
€15 million mainly due to AXA Tech holding
which benefited notably last year from higher
dividends.

Adjusted earnings increased by €1 million to
€14 million, as the absence of impairment in
2006 more than offset the decrease of
underlying earnings.

Net income decreased by €12 million mainly
due to the change in fair value of derivatives
(a €15 million profit versus a €28 million profit in
December 2005).

Foreign Holding
Companies

AXA Financial, Inc.
Underlying earnings decreased by €25 million
on a current exchange rate basis, or by
€27 million on a constant exchange rate basis,
to € –135 million due to higher net interest
expense principally related to short-term
borrowings from AXA (€16 million) and higher
share based compensation expenses
(€11 million).

Adjusted earnings decreased by €27 million on
a current exchange rate basis, or €28 million on
a constant rate basis, to €
–135 million.

Net income increased by €94 million on a
current exchange rate basis, or by €93 million
on a constant exchange rate basis, to
€–76 million, reflecting a €43 million favorable
income tax settlement in 2006 related to the gain
on sale of DLJ in 2000 and the €–69 million non
recurrence of the 2005 after-tax loss on the sale
of Advest.

AXA Asia Pacific Holdings 1, [2]Underlying earnings decreased by €22 million to €–24 million largely due to the non-recurrence
of positive income received in 2005 on cross
currency interest rate swaps, following the
restructuring of the forward rate hedging in
July 2005. Lower interest revenue on inter-
company finance arrangements and additional
costs associated with the expansion strategy in
Asian region also impacted the results.

Adjusted earnings decreased by €23 million to
€–25 million largely due to the reduction in
Underlying earnings.

Net income decreased by €17 million to
€–22 million largely reflecting lower underlying
and adjusted earnings partly offset by positive
foreign exchange impacts.

(1) All comparisons to prior year figures are on a constant exchange rate basis.
(2) AXA interest in AXA Asia Pacific Group is 52.7% broken down into 51.6% direct interest holding and an additional 1.1% owned by AAPH Executive plan trust.

AXA UK Holdings
Underlying earnings increased by €7 million,
both on current and constant exchange rate
base to €–89 million resulting from lower
financing costs and the reversal of a deferred
tax asset valuation allowance. Adjusted
earnings increased in line with underlying
earnings evolution.

Net income increased by €18 million on a
current exchange rate basis (€+19 million on a
constant exchange rate basis) to €–86 million
driven by adjusted earnings growth, foreign
exchange gains and the non recurrence of the
indemnity costs paid to Nationwide in 2005.

Other foreign holding
companies

German Holding companies
Underlying earnings improved by €48 million to
€29 million mainly due to a €31 million tax
refund following an industry wide change in tax
legislation in 2006, a €9 million higher impact of
the use of prior year loss carry-forward to
€20 million, as well as higher investment result
(€+4 million) and lower interests expenses
(€+4 million).

Adjusted earnings and net income increased
by €20 million as the improvement of underlying
earnings (€+48 million) was compensated by
the non repeat of 2005 one-off gains related to
the final settlement of Cologne Re JV sale
(€18 million) and a €10 million impairment on a
participation.

Belgium Holding companies
Underlying earnings increased by €14 million
to €–10 million mainly due to the non recurrence
of the indemnity fee paid in 2005 following the
early repayment of a loan to AXA Bank Belgium.

Adjusted earnings increased by €16 million to
€–9 million.

Net income increased by €24 million to
€–9 million due to the increase in adjusted
earnings and the non recurrence of the
settlement of an indemnity to Nationwide
(€+8 million).

Netherlands Holding companies
Underlying earnings, adjusted earnings and
net income decreased by €4 million to
€–6 million mainly driven by the €2 million
payment of loan interest to AXA SA.

OUTLOOK

2006 was another very strong year in terms of
top-line performance and earnings growth, and
AXA continued to be ahead of the expected
Ambition 2012 pace.

In 2007, AXA’s key operational challenge will be
to successfully manage the integration of
Winterthur while keeping the growth
momentum. Management has increased the
target synergies (pre-tax annual cost savings)
from this integration by 25% to €350 million, to
be fully phased by 2010.

Assuming the global economic environment
remains favorable and barring any major
catastrophic events or financial market
incidents, we expect that:

– our Life & Savings operations should continue
to grow on the back of favorable long-term

trends, and our distribution and offer
innovation initiatives, including the promising
roll-out of Accumulator-type products across
the Group,

– despite increasing competitive pressure in
some European markets, our Property &
Casualty operations should benefit from the
strength of marketing and distribution, claims
management initiatives and increasing
diversification into higher growth markets,

– our Asset Management businesses should
continue to perform well, primarily driven by
very strong net inflows in 2006 and current
favorable financial market conditions,

– our net capital gains target range is increased
from €600/800 million to €800/1,000 million
from 2007 onwards.

GLOSSARY

Preliminary note: Foreign exchange rate impacts are closer in nature to Profit and loss on financial assets accounted for under fair value option (excluding assets backing contract liabilities for which the financial risk is borne by the policyholder) and derivatives related to invested assets than to Net realized gains or losses attributable to shareholders. As a consequence, foreign exchange rates impacts have been reallocated from adjusted earnings to net income starting 2006 with retroactive restatement.

Comparable basis

On a comparable basis means that the data
for the current year period were restated using
the prevailing foreign currency exchange rate
for the same period of prior year (constant
exchange rate basis) and eliminated the results
of acquisitions, disposals and business transfer
(constant structural basis) and of changes
in accounting principles (constant
methodological basis), in one of the two
periods being compared.

Adjusted earnings

Adjusted earnings represent the net income
(group share) before:

(i) The impact of exceptional operations
(primarily change in scope, including
integration costs related to a newly acquired
company during the considered full year
accounting period).

(ii) Goodwill and other related intangible
impacts, and

(iii) Profit and loss on financial assets accounted
for under fair value option (excluding assets
backing contract liabilities for which the
financial risk is borne by the policyholder)
and derivatives related to invested assets
(including all impacts of foreign exchange
in particular the ones related to currency
options in earnings hedging strategies,
but excluding derivatives related to

insurance contracts evaluated according
to the “selective unlocking” accounting
policy).

Adjusted earnings per share (adjusted EPS)
represent AXA’s consolidated adjusted earnings,
divided by the weighted average number of
outstanding ordinary shares.

Adjusted earnings per share diluted (adjusted
EPS diluted) represent AXA’s consolidated
adjusted earnings, divided by the weighted
average number of outstanding ordinary shares,
on a diluted basis (that is to say including the
potential impact of all outstanding dilutive stock
options being exercised performance shares,
and conversion of existing convertible debt into
shares provided that their impact is not anti-
dilutive).

Underlying earnings
Underlying earnings correspond to adjusted
earnings excluding net realized capital gains
attributable to shareholders.

Net realized gains or losses attributable to
shareholders include:

– i) realized gains and losses (on assets not
designated under fair value option or trading
assets) ii) change in impairment valuation
allowance, net of tax,

– related impact on policyholder participation
net of tax (Life business),

– DAC and VBI amortization or other
reactivity to those elements if any
(Life business).

The Statement of Income referred here-after
and presented page 17 of the current
document is based on an underlying basis.

Life & Savings Margin Analysis

Life & Savings margin analysis is presented on
an underlying basis.

Even though the presentation of Margin Analysis
is not the same as the Statement of Income
(underlying basis), it is based on the same
GAAP measures as used to prepare the
Statement on Income in accordance with IFRS.
As a result, the operating income under Margin
Analysis is equal to that reported in AXA’s
Statement of Income for the segment.

There are certain material differences between
the detailed line-by-line presentation in the
Statement of Income and the components of
Margin Analysis as set out below.

– For insurance contracts and investment
contracts with DPF:

(i) Gross premiums (net of deposits),
fees and other revenues are allocated
in the Margin Analysis based on the
nature of the revenue between “Fees and
Revenues” and “Net Technical Margin”.

(ii) Policyholders’ interest in participating
contracts is reflected as a change in
insurance benefits in the Statement of
Income. In the Margin Analysis, it is
allocated to the related margin, that is,
primarily, the “Investment Margin” and the
“Net Technical Margin”.

(iii) The “Investment margin” represents the
net investment result in the Statement of
Income and is adjusted to take into
account the related policyholders’
participation (see above) as well as
changes in specific reserves linked to
invested assets returns and to exclude the
fees on (or contractual charges included
in) contracts with a financial risk borne by

policyholders, which are included in “Fees
and Revenues”.

(iv) Change in URR (Unearned Revenue
Reserve – capitalization net of
amortization) is presented in the line
“Change in unearned premiums net of
unearned revenues and fees” in the
underlying Statement of Income, whereas
it is located in the line “Fees & Revenues”
in the Margin analysis.

– For investment contracts without DPF:

(i) Deposit accounting is applied. As a
consequence, fees and charges related to
these contracts are presented in the
underlying Statement of Income within
Gross consolidated revenues on a
separate line, and in Margin analysis in the
lines “Fees & Revenues” and “Net
Technical margin”.

(ii) Change in UFR (Unearned Fees Reserve
capitalization net of amortization) is
presented in the line “Change in
unearned premiums net of unearned
revenues & fees” in the underlying
Statement of Income, whereas it is located
in the line “Fees & Revenues” in the
Margin analysis.

Underlying Investment margin includes the
following items:

(i) Net investment income.

(ii) Interests and bonuses credited to
policyholders and unallocated policyholder
bonuses (and the change in specific reserves
purely linked to invested assets returns)
related to the net investment income.

Underlying Fees & Revenues include:

(i) revenues derived from mutual fund sales
(which are part of consolidated revenues),

(ii) loading charged to policyholders on
premiums / deposits and fees on funds
under management for separate accounts
(unit-linked) business,

(iii) loading on (or contractual charges included
in) premiums / deposits received on all non
unit-linked product lines,

(iv) deferral income such as capitalization
net of amortization of URR (Unearned
Revenue Reserve) and UFR (Unearned
Fees Reserve),

(v) other fee revenues, e.g., fees received on
financial planning, sales of third party
products.

Underlying Net Technical result includes the
following components:

(i) Mortality/morbidity margin: The amount
charged to the policyholder in respect of
mortality/morbidity for the related period less
benefits and claims. It is equal to the
difference between income for assuming risk
and the actual cost of benefits, including
changes in valuation assumptions and
additional reserves for mortality risk. This
margin does not include the claims handling
costs and change in claims handling cost
reserves.

(ii) Surrender margin: The difference between
the benefit reserve and the surrender value
paid to the policyholder in the event of early
contract termination.

(iii) Policyholder bonuses if the policyholder
participates in the risk margin.

(iv) Other changes in insurance reserves and
economic hedging strategy impacts related
to insurance contracts valuated according to
the “selective unlocking” accounting policy
allowing liability adjustment so as to better
reflect the current interest rates for these
contracts.

(v) Ceded reinsurance result.

Underlying Expenses are:

(i) Acquisition expenses, including
commissions and general expenses
allocated to new business, related to
insurance products as well as to other
activities (e.g., mutual fund sales).

(ii) Capitalization of acquisition expenses linked
to new business: Deferred Acquisition Costs
(DAC) and net rights to future management
fees only for investment contracts without
DPF.

(iii) Amortization of acquisition expenses on
current year and prior years new business,
including the impact of interest capitalized:
amortization charge for Deferred Acquisition
Costs (DAC) and net rights to future
management fees only for investment
contracts without DPF.

(iv) Administrative expenses.

(v) Claims handling costs.

(vi) Policyholder bonuses if the policyholder
participates in the expenses of the company.

Underlying VBI amortization includes VBI
(Value of Purchased Life Business In-force)
amortization related to underlying margins, as
well as amortization of other intangibles related
to the in-force business.

Underlying Operating earnings before tax

correspond to the income derived from
operations, before tax, minority interest, and
goodwill and other related intangible impact.

Life & Savings cost income Ratio

(i) Underlying cost income ratio: Expenses as
defined above / “underlying” operating
margin, where:

– Expenses are total expenses, excluding
expenses related to mutual fund business
net of Participating Benefits, excluding
deferral and amortization of Deferred
Acquisition Costs (DAC) and net rights to
future management fees and excluding
amortization of Value of purchased Life
Business In-force (VBI).

– “Underlying” operating margin is the sum
of (i) Underlying Investment margin;

(ii) Underlying Fees and revenues excluding
the change in deferral income, and

(iii) Underlying Net technical Margin (all
items defined above).

Property & Casualty (including
AXA Corporate Solutions
Assurance)

Underlying net investment result includes the
net investment income less the recurring interest
credited to insurance annuity reserves.

Underlying net technical result is the sum of
the following components:

(i) earned premiums, gross of reinsurance,

(ii) claims charges, gross of reinsurance,

(iii) change in claims reserves, including claims
handling costs reserves, gross of
reinsurance, less the recurring interest
credited to insurance annuity reserves,

(iv) claims handling costs,

(v) net result of ceded reinsurance.

Expense ratio is the ratio of:

(i) expenses (excluding claims handling costs
but including non recurring expenses), to

(ii) earned revenues, gross of reinsurance.

Expenses include two components: expenses
(including commissions) related to acquisition of
contracts (with the related acquisition ratio) and
all other expenses (with the related
administrative expense ratio).

Current accident year loss ratio (Property &
Casualty) net of reinsurance is the ratio of:

(i) [current year claims charge gross of
reinsurance + claims-handling costs + result
of reinsurance ceded on current accident
year excluding the recurring interest credited
to the insurance annuity reserves], to

(ii) earned revenues, gross of reinsurance.

All accidents year loss ratio (Property &
Casualty) net of reinsurance is the ratio of:

(i) [all accident years claims charge gross of
reinsurance + claims-handling costs + result
of reinsurance ceded on all accident years
excluding the recurring interest credited to
the insurance annuity reserves] to,

(ii) earned revenues, gross of reinsurance.

The combined ratio is the sum of (i) the
expense ratio and (ii) the loss ratio (all accident
years).

AXA RE
Covers are specific reinsurance treaties, bought
to protect all or a portion of the company’s
portfolio against major losses. If such losses do
not occur over the insured period, a profit
commission (or “no-claim bonus”) is paid to the
ceding company. In general, the cost of a cover
is accrued (or by extension “earned”) ratably
over the treaty period.

Major losses are defined as any event whose
ultimate cost, gross of reinsurance and
reinstatement premiums, is greater than
$30 million.

Net technical margin includes:

(i) earned premiums, net of reinsurance
(cession / retrocession and covers),

(ii) claims charge all accident years, net of
reinsurance, including major losses,

(iii) commissions (fixed commissions, sliding
scale commissions as well as profit
commissions), (a) paid to the ceding
companies and (b) received from the
reinsurance companies,

(iv) claims handling costs.

Net attritional margin on current accident year
includes the following elements:

(i) earned premiums, net of cession /
retrocession (reinsurance ceded excluding
covers),

(ii) current year claims charge (excluding major
losses), net of cession / retrocession,

(iii) commissions (fixed commissions, sliding
scale commissions and profit commissions),

(a) paid to the ceding companies and

(b) received from the reinsurance companies,
excluding commissions related to covers,

(iv) claims handling costs.

Asset Management
Net New Money: Inflows of client money less
outflows of client money. Net New Money
measures the impact of sales efforts, product
attractiveness (mainly dependent on
performance and innovation), and the general
market trend in investment allocation.

Underlying Cost Income Ratio: general
expenses excluding distribution fees / total
revenues excluding distribution fees.

248
249

CONSOLIDATED FINANCIAL STATEMENTS

250
CONSOLIDATED BALANCE SHEET

253
CONSOLIDATED STATEMENT OF INCOME

254
STATEMENT OF CONSOLIDATED CASH FLOWS

256
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

262
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED
BALANCE SHEET

Assets

				(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
5	Goodwill	16,070	13,559	12,204
6	Value of purchased business in force (a)	5,050	2,623	3,123
7	Deferred acquisition costs and equivalent (b) (i)	15,896	14,767	12,319
8	Other intangible assets	2,350	1,074	597
	Intangible assets	39,365	32,023	28,243
	Investments in real estate property	18,608	12,810	12,233
	Invested financial assets (c)	358,718	286,647	251,516
	Loans (d)	28,856	18,332	18,114
	Assets backing contracts where the financial risk is borne by policyholders (e)	176,562	141,410	112,387
9	Investments from insurance activities (f)	582,744	459,200	394,250
9	Investments from banking and other activities (f)	16,295	10,084	11,336
10	Investments in associates – Equity method	144	208	330
14	Reinsurer’s share in insurance and investment contracts liabilities	12,038	9,087	7,898
	Tangible assets	1,733	1,247	1,290
	Other long term assets (g)	456	281	2,260
	Deferred policyholder’s participation asset	460	–	–
	Deferred tax asset	3,118	3,757	3,731
	Other assets	5,767	5,285	7,281
	Receivables arising from direct insurance and inward reinsurance operations	11,873	9,713	8,167
	Receivables arising from outward reinsurance operations	805	888	2,134
	Receivables arising from banking activities	14,063	12,818	11,481
	Receivables – current tax	989	806	412
	Other receivables (h)	18,967	14,358	9,590
11	Receivables	46,696	38,585	31,784
	Assets held for sale and relating to discontinued operations (j)	3,337	102	62
12	Cash and cash equivalents	21,169	21,402	22,494
	TOTAL ASSETS	727,555	575,974	503,678
(a)  Amounts shown gross of tax.
(b)  Amounts gross of unearned revenue reserves and unearned fee reserves.
(c)  Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders.
Includes fixed maturities, equities, controlled and non controlled investment funds.
(d)  Includes policy loans.
(e)  Includes assets backing contracts with Guaranteed Minimum features.
(f)   Also includes trading financial assets and accrued interests. All financial amounts are shown net of derivatives impact (please refer to note 19).
(g)  Includes long term assets, i.e. when maturity is above 1 year.
(h) Includes short term assets, i.e. when maturity is below 1 year.
(i) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.
(j) Including Winterthur, please refer to note 5.

Liabilities

				(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Share capital and capital in excess of nominal value	22,670	18,120	19,385
	Reserves and translation reserve (j)	19,471	14,087	8,393
	Net income for the period (j)	5,085	4,318	3,793
	Shareholders’ equity - Group share	47,226	36,525	31,571
	Minority interests	2,943	2,763	2,311
13	Total minority interests and shareholders’ equity	50,168	39,288	33,882
	Liabilities arising from insurance contracts (h)	323,232	247,717	229,452
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a)	108,984	92,888	73,578
	Total liabilities arising from insurance contracts (b)	432,216	340,605	303,030
	Liabilities arising from investment contracts with discretionary participating features (h)	32,599	33,267	31,832
	Liabilities arising from investment contracts with no discretionary participating features	1,121	926	869
	Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	67,673	48,549	39,127
	Total liabilities arising from investment contracts (b)	101,393	82,742	71,828
	Unearned revenues and unearned fees reserves (h)	2,080	1,726	1,570
	Liabilities arising from policyholder’s participation (d) (h)	24,918	23,284	17,544
	Derivatives relating to insurance and investment contracts	(163)	(148)	(32)
14	Liabilities arising from insurance and investment contracts	560,443	448,208	393,940
15	Provisions for risks and charges	8,984	8,761	7,729
	Subordinated debt (j)	5,563	5,073	5,041
	Financing debt instruments issued	3,688	2,817	2,903
	Financing debt owed to credit institutions	95	17	17
16	Financing debt (e)	9,347	7,906	7,961
	Deferred tax liability (h)	6,823	7,338	6,786
	Minority interests of controlled investment funds and puttable instruments held by minority interests holders (f)	7,224	5,115	3,717
	Other debt instruments issued and bank overdrafts (g) (i)	8,711	8,411	7,784
	Payables arising from direct insurance and inward reinsurance operations	7,947	4,680	3,863
	Payables arising from outward reinsurance operations	5,849	3,507	3,588
	Payables arising from banking activities (g) (i)	16,992	12,083	12,285
	Payables – current tax	2,059	1,382	954
	Derivatives relating to other financial liabilities	124	303	1
	Other payables	41,071	28,993	21,187
17	Payables	89,978	64,473	53,380
	Liabilities held for sale or relating to discontinued operations (k)	1,812	–	–
	TOTAL LIABILITIES	727,555	575,974	503,678
(a)  Also includes liabilities arising from contracts with Guaranteed Minimum features.
(b)  Amounts shown gross of reinsurer’s share in liabilities arising from contracts.
(c)  Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by policyholders.
(d)  Also includes liabilities arising from deferred policyholder’s participation.
(e)  Financing debt amounts are shown net of effect of derivative instruments (please refer to note 19).
(f)   Mainly comprises minority interests of controlled mutual funds puttable at fair value - also includes put options granted to minority shareholders.
(g)  Includes effect of derivative instruments (please refer to note 19).
(h) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.
(i) As at January 1, 2006, liabilities relating to securities sold under repository agreements in the Belgian banking business have been presented as payables resulting from banking operations instead of debt instruments in issue (other than financing debts) and bank overdrafts. The amount concerned at December 31, 2006 was €3,885 million.
(j) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(k) Including Winterthur, please refer to note 5.

Liabilities

				(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Liabilities arising from insurance contracts with financial risk borne by the policyholders	108,984	92,888	73,578
	Liabilities arising from investment contracts with financial risk borne by the policyholders	67,673	48,549	39,127
	Total Liabilities arising from contracts with financial risk borne by the policyholders	176,657	141,437	112,705
	Liabilities arising from insurance contracts	323,232	247,717	229,452
	Liabilities arising from investment contracts with discretionary participating features	32,599	33,267	31,832
	Liabilities arising from investment contracts with no discretionary participating features	1,121	926	869
	Total Liabilities arising from insurance and investment contracts	356,952	281,910	262,153

CONSOLIDATED
STATEMENT OF INCOME

Consolidated statement of income

			(in Euro million, except EPS in euros)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Gross written premiums	72,099	65,995	62,152
	Fees and charges relating to investment contracts with no participating features	608	509	417
	Revenues from insurance activities	72,707	66,504	62,570
	Net revenues from banking activities	376	428	386
	Revenues from other activities (a)	5,693	4,739	4,074
20	Total revenues	78,775	71,671	67,030
	Change in unearned premiums net of unearned revenues and fees (k)	(476)	(483)	(104)
	Net investment income (b)	14,461	13,951	12,941
	Net realized investment gains and losses (c)	4,260	3,557	3,282
	Change in fair value of financial instruments at fair value through profit and loss (j)	14,550	16,110	12,530
	Change in financial instruments impairment (d)	(194)	(210)	(444)
21	Net investment result excluding financing expenses	33,077	33,408	28,309
	Technical charges relating to insurance activities (e) (k)	(84,836)	(81,791)	(72,959)
22	Net result from outward reinsurance	(1,455)	(141)	(1,063)
	Bank operating expenses	(78)	(61)	(101)
7 / 24	Acquisition costs (f) (k)	(7,191)	(6,536)	(5,957)
	Amortization of the value of purchased business in force and of other intangible assets	(282)	(558)	(468)
24	Administrative expenses	(8,788)	(8,596)	(7,906)
	Change in tangible assets impairment	18	(3)	(10)
	Change in goodwill impairment (i)	(12)	(70)	(36)
	Other income and expenses (g)	(511)	(81)	(239)
	Other operating income and expenses	(103,135)	(97,839)	(88,739)
	Income from operating activities before tax	8,241	6,757	6,495
10	Income arising from investments in associates – Equity method	34	21	55
23	Financing debts expenses (h) (j)	(474)	(481)	(439)
	Operating income before tax	7,801	6,296	6,111
18	Income tax (j) (k)	(2,043)	(1,490)	(1,844)
	Net operating result	5,758	4,806	4,266
	Result from discontinued operations net of tax	–	–	–
	Net consolidated income	5,758	4,806	4,266
	Split between:
	Net income Group share	5,085	4,318	3,793
	Minority interests share in net consolidated result	673	488	473
26	Earnings per share	2,61	2,25	2,06
	Fully diluted earnings per share	2,56	2,22	1,98
(a)  Excludes insurance and banking activities.
(b)  Net of investment management costs.
(c)  Includes impairment releases on sold invested assets.
(d)  Excludes impairment releases on sold invested assets.
(e)  Includes changes in liabilities arising from insurance contracts and investment contracts (with or with no discretionary participating features) where the financial risk is borne by policyholders for an amount of €15,370 million as a balancing entry to the change in fair value of financial instruments at fair value through profit and loss (€13,978 million in 2005 and €10,543 million in 2004).
(f)   Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in net rights to future management fees relating to investment contracts with no discretionary participating features.
(g)  Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.
(h) Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).
(i) Includes change in goodwill impairment as well as negative goodwill.
(g) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(h) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

STATEMENT OF
CONSOLIDATED CASH FLOWS

			(in Euro million) (a)
	December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
Operating income before tax (b) (c)	7,801	6,296	6,111
Net amortization expense (d)	527	831	649
Change in goodwill impairment	12	70	36
Net change in deferred acquisition costs and equivalent	(1,413)	(1,538)	(1,548)
Net increase / (write back) in impairment on investments, tangible and other intangible assets	175	214	455
Change in fair value of investments and financial instruments accounted for at fair value through profit & loss	(14,298)	(15,962)	(12,301)
Net change in liabilities arising from insurance and investment contracts (e)	28,604	31,312	24,426
Net increase / (write back) in other provisions (f)	60	(23)	(37)
Income arising from investments in associates – Equity method	(34)	(21)	(55)
Adjustment of non cash balances included in the operating income before tax	13,633	14,883	11,625
Net realized investment gains and losses	(4,778)	(3,921)	(3,668)
Financing debts expenses	474	481	439
Adjustment of balances included in operating income before tax for reclassification to investing or financing activities	(4,304)	(3,440)	(3,229)
Dividends recorded in profit & loss during the period	(2,030)	(1,781)	(1,344)
Interests paid & received recorded in profit & loss during the period	(13,481)	(12,975)	(10,786)
Adjustment of transactions from accrued to cash basis	(15,512)	(14,755)	(12,131)
Net cash impact of deposit accounting	199	1 201	924
Dividends and interim dividends collected	1,994	1,801	1,386
Interests collected	14,432	13,184	10,697
Change in operating receivables and payables (g)	2,832	(965)	1,326
Net cash provided by other assets and liabilities (h)	(1,718)	(808)	(2,285)
Tax expenses paid	(1,660)	(1,132)	(882)
Other operating cash impact and non cash adjustment (b)	1,239	188	(191)
Net cash impact of transactions with cash impact not included in the operating income before tax	17,320	13,470	10,975
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,938	16,453	13,351

Purchase of subsidiaries and affiliated companies, net of cash acquired	(5,718)	(1,583)	(3,938)
Disposal of subsidiaries and affiliated companies, net of cash ceded	117	891	856
Purchase of shares of affiliated companies	–	–	(72)
Disposal of shares of affiliated companies	–	–	352
Net cash related to changes in scope of consolidation	(5,600)	(691)	(2,801)
Sales of fixed maturities (h)	67,720	70,722	84,965
Sales of equities and non controlled investment funds (h) (i)	20,110	19,604	22,072
Sales of investment properties held directly or not (h)	2,104	962	1,620
Sales and/or repayment of loans and other assets (h) (j)	20,106	11,974	4,222
Net cash related to sales and repayments of financial assets (h) (i) (j)	110,040	103,262	112,878
Purchases of fixed maturities (h)	(84,728)	(79,833)	(82,677)
Purchases of equity securities and non controlled investment funds (h) (i)	(20,978)	(19,685)	(34,416)
Purchases of investment properties held directly or not (h)	(1,575)	(991)	(1,043)
Purchases and/or issues of loans and other assets (h) (j)	(27,786)	(20,878)	(8,284)
Net cash related to purchases and issuance of financial assets (h) (i) (j)	(135,067)	(121,387)	(126,421)
Sales of tangible and intangible assets	140	225	33
Purchases of tangible and intangible assets	(296)	(214)	(221)

			(in Euro million) (a)
	December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
Net cash related to sales and purchases of tangible and intangible assets	(155)	11	(187)
Increase in collateral payable / Decrease in collateral receivable	9,714	7,720	7,051
Decrease in collateral payable / Increase in collateral receivable	(3,355)	(1,666)	–
Net cash impact of assets lending / borrowing collateral receivables and payables	6,359	6,054	7,051
Other investing cash impact and non cash adjustment	(34)	(401)	(413)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(24,457)	(13,153)	(9,894)

Issuance of equity instruments (b) (k)	8,600	652	2,704
Repayments of equity instruments (b) (k)	(34)	(517)	58
Transactions on treasury shares	(305)	(512)	–
Dividends payout	(2,124)	(1,308)	(924)
Interests on perpetual debts paid (b)	(166)	(157)	(132)
Net cash related to transactions with shareholders	5,971	(1,842)	1,706
Cash provided by financial debts issuance	1,406	301	366
Cash used for financial debts repayments	(359)	(2,557)	(2,048)
Interests on financing debt paid (b) (l)	(539)	(568)	(643)
Net cash related to Group financing	509	(2,824)	(2,326)
Other financing cash impact and non cash adjustment	8	(32)	182
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,487	(4,699)	(439)

Cash and cash equivalent as at January 1	20,640	21,830	18,858
Net cash provided by operating activities	18,938	16,453	13,351
Net cash provided by investing activities	(24,457)	(13,153)	(9,894)
Net cash provided by financing activities	6,487	(4,699)	(439)
Impact of change in scope on cash and cash equivalent	(7)	138	117
Net impact of foreign exchange fluctuations and reclassification on cash and cash equivalents	6,190	71	(166)
Cash and cash equivalent as at December 31	27,790	20,640	21,830
(a)  The “Cash and cash equivalents” balances shown in the statement of consolidated cash flows do not include cash balances of consolidated investment funds from the Satellite Investment Portfolio (see note 1.7.2). However, from December 31, 2006, cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts) is regarded as a “Cash and cash equivalents” item instead of a financial asset item. The reclassification of this cash under “Cash and cash equivalents” is presented in “Effects of exchange rate variations and reclassifications on cash and cash equivalents” in an amount of €6.7 billion (corresponding to the reclassification of opening cash) and in “Purchase of shares in subsidiaries and affiliated companies, net of cash acquired” in an amount of €1 billion (corresponding to the integration of Winterthur).
(b)  As described in note 1.11.2, perpetual subordinated notes have been transferred from the “subordinated debt” item to the “shareholders’ equity” item, and so are treated similarly to deeply subordinated notes. The effect on the cash flow statement of this reclassification is as follows: – a €58 million decrease in operating income before tax at December 31, 2004 and a €102 million increase at December 31, 2005; – a €426 million increase in “issuance of equity instruments” in 2004 and a €515 million increase in “Repayments of equity instruments” in 2005; – a €132 million decrease in interest paid on perpetual debts at December 31, 2004 and a €157 million decrease at December 31, 2005.
(c)  As described in note 1.18, the statement of consolidated cash flows now starts from “Operating income before tax”, whereas it used to start from “Income from operating activities, gross of tax expenses”.
(d)  Includes the capitalization of premiums/discounts and related amortization and amortization of investment and owner occupied properties (held directly).
(e)  Includes the impact of reinsurance. This item also includes the change in liabilities arising from contracts where the financial risk is borne by policyholders.
(f)   Mainly includes changes in provisions for risks and charges, provisions for bad debts/doubtful receivables and change in impairment of assets held for sale.
(g)  Also includes changes relating to repository transactions and equivalent for banking activities.
(h) Includes corresponding derivatives.
(i) Includes equities held directly or by consolidated and non controlled investment funds.
(j) Also includes purchases and sales of assets backing contracts where financial risk is borne by policyholders.
(k) Also includes issues and repayments of perpetual debts.
(l) Includes the net cash impact of interest margins relating to hedging derivatives on financing debts.

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Cash and cash equivalents	21,169	21,402	22,494
Bank overdrafts (a)	(1,338)	(762)	(664)
Cash backing contracts where the financial risk is borne by policyholders (b)	7,959	–	–
Cash and cash equivalent as at December 31	27,790	20,640	21,830
(a) Included in “Other debt instruments issued and bank overdrafts”.
(b) From December 31, 2006, the “Cash and cash equivalents” item in the statement of consolidated cash flows includes cash backing contracts where financial risk is borne by policyholders (unit-linked contracts), which was previously considered as a financial asset.

CONSOLIDATED
STATEMENT OF SHAREHOLDERS’ EQUITY

					Attributable
			Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2006 (b)	1,871,605	2.29	4,286	14,492	(658)
Capital	221,283	2.29	507
Capital in excess of nominal value				3,800
Equity – share based compensation				106
Change in scope of consolidation
Treasury shares					137
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	221,283	2.29	507	3,906	137
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (c)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2006	2,092,888	2.29	4,793	18,398	(521)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred acquisition costs, and value of business in force.
(a) Mainly equity components of compound financial instruments (e.g. convertible bonds).
(b) The 2006 opening balance was adjusted by €2,679 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1.11.2 (accounting principles) and explained in note 13.
(c) Actuarial gains and losses accrued since opening January 1,2006.

			(in Euro million, except for number of shares and nominal value)
to shareholders							Minority
			Other reserves				interests
Reserves relating to the change in FV of financial instruments available for sale	Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	Shareholders’ Equity Group share
8,111	75	3	3,550	681	5,985	36,525	2,763
						507
						3,800
						106
7	–	–		–	–	7	13
						137
			–				–
			3,699			3,699
			(160)			(160)
					(1,647)	(1,647)	–
7	–	–	3,539	–	(1,647)	6,449	13
(355)	(20)	–			–	(375)
			–	(2)	55	53	(302)
–	–	–	–	(764)	–	(764)	(205)
					252	252
					–	–	–
					5,085	5,085	673
(355)	(20)	–	–	(767)	5,393	4,251	166
7,763	55	4	7,090	(86)	9,730	47,226	2,943

						Attributable
			Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2005	1,908,444	2.29	4,370	15,401	(386)
Capital	(36,839)	2.29	(84)
Capital in excess of nominal value				(966)
Equity – share based compensation				57
Change in scope of consolidation
Treasury shares					(272)
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	(36,839)	2.29	(84)	(909)	(272)
Reserves relating to changes in fair value through shareholders’ equity
Others
Translation reserves
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2005	1,871,605	2.29	4,286	14,492	(658)
NB: The 2005 opening balance was adjusted by €3,048 million and the 2005 closing balance by €2,679 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1.11.2 (accounting principles) and explained in note 13.
NB: Amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred acquisition costs, and value of business in force.
(a) Mainly equity components of compound financial instruments (e.g. convertible bonds).
(b) Actuarial gains and losses accrued since opening January 1, 2005.

		(in Euro million, except for number of shares and nominal value)
to shareholders							Minority
			Other reserves				interests
Reserves relating to the change in FV of financial instruments available for sale	Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	Shareholders' Equity Group share
5,720	53	–	3,782	(686)	3,316	31,571	2,311
						(84)
						(966)
						57
(2)	–	–	–		–	(2)	23
						(272)
			–				–
			(119)			(119)
			(112)			(112)
					(1,164)	(1,164)	–
(2)	–	–	(231)	–	(1,164)	(2,663)	23
2,393	22	3			–	2,418
			(1)	5	(70)	(65)	(280)
–	–	–	–	1,361	–	1,361	230
					(415)	(415)
							(9)
					4,318	4,318	488
2,393	22	3	(1)	1,367	3,834	7,617	429
8,111	75	3	3,550	681	5,985	36,525	2,763

						Attributable
			Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2004	1,778,103	2.29	4,072	14,008	(510)
Capital	130,341	2.29	298
Capital in excess of nominal value				1,364
Equity – share based compensation				28
Change in scope of consolidation
Treasury shares					124
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	130,341	2.29	298	1,392	124
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2004	1,908,444	2.29	4,370	15,401	(386)
NB: The 2004 opening balance was adjusted by €2,706 million and the 2004 closing balance by €3,048 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1.11.2 (accounting principles) and explained in note 13.
NB: Amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred acquisition costs, and value of business in force.
(a) Mainly equity components of compound financial instruments (e.g. convertible bonds).
(b) Actuarial gains and losses accrued since opening January 1, 2004.

		(in Euro million, except for number of shares and nominal value)
to shareholders							Minority
			Other reserves				interests
Reserves relating to the change in FV of financial instruments available for sale	Reserves relating to the change in FV of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	Shareholders' Equity Group share
4,213	45	–	2,889	–	458	25,175	2,322
						298
						1,364
						28
–	–	–	3	–	–	3	(35)
						124
			–				–
			967			967
			(95)			(95)
					(676)	(676)	–
–	–	–	875	–	(676)	2,015	(35)
1,505	9	–	–	–	–	1,514
			19	–	61	81	(299)
–	–	–	–	(686)	–	(686)	(143)
					(319)	(319)
					–	–	(7)
					3,793	3,793	473
1,505	9	–	19	(686)	3,535	4,382	24
5,720	53	–	3,782	(686)	3,316	31,571	2,311

NOTES
TO THE CONSOLIDATED FINANCIAL
STATEMENTS

Note 1:

Accounting principles

1.1. General information

AXA SA, a French “Société Anonyme” (the
“Company” and, together with its consolidated
subsidiaries, “AXA” or the “Group”), is the
holding (parent) company for an international
financial services group focused on financial
protection. AXA operates principally in Europe,
North America and Asia-Pacific. The list of main
entities included in the scope of the AXA’s
consolidated financial statements is provided in
Note 2 of the notes to the consolidated financial
statements.

AXA operates in the following primary business
segments:

– Life & Savings,

– Property & Casualty,

– International Insurance and,

– Asset Management and Other Financial
Services.

AXA has its primary listing on the Paris stock
exchange’s Eurolist market and has been listed
since June 25, 1996 on the New York Stock
Exchange.

The consolidated financial statements were
finalized by the Management Board on April 2,
2007 and examined by the Supervisory Board
on April 4, 2007.

1.2. General accounting
principles

1.2.1. Basis for preparation

AXA’s consolidated financial statements are
prepared at December 31. Certain entities within
AXA have a reporting year-end that does not
coincide with December 31, in particular AXA Life
Japan, which has a September 30 financial year-
end.

The consolidated financial statements are
prepared in accordance with IFRSs and IFRIC
interpretations[1] that were definitive and effective
at December 31, 2006, as adopted by the
European Union before the balance sheet date.
However, the Group does not use the “carve out”
option not to apply all hedge accounting
principles as defined by IAS 39.

Information relating to previous periods and
presented for comparison purposes has been
prepared in accordance with IFRS 1.

Standards published and effective
at January 1, 2006[2]

The Group elected for early adoption in 2004
and 2005 of the amendment to IAS 39 –
Financial instruments: recognition and
measurement relating to the fair value option,

(1) International Financial Reporting Interpretations Committee.
(2) Not all of these standards have yet been adopted by the European Union.

and the amendment to IAS 19 – Employee
benefits relating to actuarial gains and losses,
group plans and disclosures. Early adoption was
encouraged for these standards, which became
effective for accounting periods starting on or
after January 1, 2006. The impact on the
Group’s consolidated financial statements is set
out in sections 1.15.2 Pensions and other post-
retirement benefits and 1.7.2 Financial
instruments.

However, the following standards, amendments
and interpretations adopted by the Group
at January 1, 2006 had no impact or no
material impact on the consolidated financial
statements:

– Amendment to IAS 21 – Net Investment in a
Foreign Operations.

– Amendment to IAS 39 – Cash flow hedge
Accounting of Intercompany Transactions.

– Amendment to IAS 39 and IFRS 4 – Financial
Guarantee Contracts.

– IFRIC 4 – Determining whether an arrangement
contains a lease.

Changes in accounting policies that did not
result from the application of new standards
published and effective in the period are set out
in the notes relating to the topics concerned
(1.11.2 and 1.12.2).

Standards published but not yet effective
IFRS 7 – Financial instruments: Disclosures,
published in August 2005 and applicable
from January 1, 2007 requires information
on the following subjects to be disclosed in
the notes:

– the importance of financial instruments
with respect to the entity’s financial position
and performance; this includes a number
of requirements previously contained in
IAS 32;

– qualitative and quantitative information on
exposure to Market risks, including specified
minimum disclosures on credit risk, liquidity
risk and market risk. Qualitative information
shall describe management objectives,
policies and procedures in managing these
risks. Quantitative information relates to the
extent of the entity’s exposure to risk, based
on information reported internally to the

entity’s key managers. These notes provide an
overview of the entity’s use of financial
instruments and insurance contracts and the
resulting risk exposures.

Amendment to IAS 1 – Capital disclosures, also
published in August 2005 and applicable from
January 1, 2007, requires disclosure of the
entity’s objectives, procedures and processes
for managing capital and complying with
external regulatory constraints.

These two standards require additional
disclosures in the notes to the consolidated
financial statements relating to the Group’s
financial instruments, insurance contracts and
capital. They will have no impact on the Group’s
results or financial position.

IFRS 8 – Operating segments, published
in November 2006 and applicable from
January 1, 2009, replaces IAS 14 – Segment
reporting. The new standard requires operating
segments used in the disclosures to be
based on the segmentation used in the entity’s
internal reporting, i.e. on the basis of which
operational heads allocate capital and
resources to the various segments and
assess the segments’ performance. The
standard requires the entity to explain the
basis on which segments are determined,
and provide a reconciliation between
consolidated balance sheet and income
statement amounts. The analysis of the
potential impact on Group segment reporting
is currently underway.

IFRIC 9 – Reassessment of Embedded
Derivatives, published in March 2006 and
applicable to accounting periods starting
on or after June 1, 2006, states that the
identification and measurement of an embedded
derivative may only take place after the
implementation of the contract provided if the
contract undergoes an alteration that leads to
material changes in the cash flows of the
contract, the embedded derivative or the whole.
Since this interpretation is in line with the
Group’s existing accounting principles, it is
unlikely to have any impact on its consolidated
financial statements.

IFRIC 10 – Interim Financial Reporting
and Impairment, published in July 2006 and
applicable to accounting periods starting
on or after November 1, 2006, states that
impairment cannot be released when a
company, in its interim financial statements,
has recognized a loss of value on goodwill,
an unlisted equity instrument or a financial
asset accounted at cost. Since this
interpretation is in line with the Group’s
existing accounting principles, it is unlikely to
have any impact on its consolidated financial
statements.

The Group has not opted for early application of
the following interpretations, whose impact on
the consolidated financial statements is not
expected to be material:

– IFRIC 7 – Restatement under Hyperinflation
IAS 29.

– IFRIC 8 – Scope of IFRS 2.

– IFRIC 11 – IFRS 2: Group and Treasury Share
Transactions.

Preparation of financial statements
The preparation of financial statements in
accordance with IFRS requires the use of
estimates and assumptions. It requires a
degree of judgment in the application of
Group accounting principles described below.
The main balance sheet captions concerned
are goodwill (in particular impairment tests
described in section 1.6.1), the value of
acquired business in force, deferred acquisition
costs and equivalent, certain assets accounted
at fair value, liabilities relating to the insurance
business, pension benefit obligations and
balances related to share-based compensation.
The principles set out below specify
the measurement methods used for these
items. These methods, along with key
assumptions where required, are discussed in
greater depth in the notes relating to the asset
and liability items concerned where meaningful
and useful.

As recommended by IAS 1, assets and liabilities
are generally classified globally on the balance
sheet in increasing order of liquidity, which is
more relevant for financial institutions than a

classification between current and non-current
items. As for most insurance companies,
expenses are classified by destination in the
income statement.

All amounts on the consolidated balance sheet,
consolidated statement of income, statement of
consolidated cash flows, consolidated
statement of shareholders’ equity and in the
notes are expressed in million of Euros, and
rounded up to the nearest whole unit, unless
otherwise stated.

1.2.2. First-time adoption of IFRS

The AXA Group’s transition date is
January 1, 2004. The Group prepared
its opening IFRS balance sheet at that
date. The Group’s IFRS adoption date is
January 1, 2005.

The AXA’s accounting policies have been
consistently applied to all the periods presented
in its financial statements, including policies
relating to the classification and measurement of
insurance contracts, investment contracts and
other financial assets and liabilities including
derivatives.

1.3. Consolidation

1.3.1. Scope and basis
of consolidation

Companies in which AXA exercises control are
known as subsidiaries. Subsidiaries are fully
consolidated from the date on which control is
transferred to AXA. Control is presumed to exist
when AXA directly or indirectly holds more than
50% of the voting rights. The existence and
effect of potential voting rights that are currently
exercisable or convertible have also been
considered when assessing whether AXA
controls another entity.

Entities that are controlled in substance even
without any ownership interest are also
consolidated. In particular this relates to special

purpose entities, such as securitization vehicles,
for example resulting from sales of receivables
transferred by entities outside the Group and
with the purpose of issuing Collateralized Debt
Obligations (CDOs), whose redemption is
backed by the proceeds from acquired
receivables.

Companies over which AXA exercises a joint
controlling influence alongside one or more third
parties are consolidated proportionately.
Companies in which AXA exercises significant
long-term influence are accounted under the
equity method. Significant influence is presumed
when AXA directly or indirectly holds 20% or
more of the voting rights or, for example, when
significant influence is exercised through an
agreement with other shareholders. AXA’s share
of equity associates’ post-acquisition profits or
losses is recognized in the income statement,
and its share of post-acquisition movements in
reserves is stated under “Other reserves”.

Investment and real estate companies are either
fully consolidated or proportionately
consolidated or accounted for under the equity
method, depending on which conditions listed
above they satisfy. For fully consolidated
investment companies, minority interests are
recognized at fair value and shown as liabilities
in the balance sheet if the companies’
instruments can be redeemed at any time by the
holder at fair value. Investment companies
accounted for under the equity method are
shown under the balance sheet caption
“Invested financial assets”.

1.3.2. Business combinations:
purchase accounting and goodwill
including minority interests
buyout

In accordance with the option made available
by IFRS 1 – First-time adoption of IFRS,
business combinations prior to 2004 have
not been restated with respect to French
accounting principles in force at the time.
The principles described below apply to the
business combinations that occurred after
January 1, 2004.

Valuation of assets acquired
and liabilities assumed of newly
acquired subsidiaries and contingent
liabilities
Upon first consolidation, all assets, liabilities
and contingent liabilities of the acquired
company are estimated at their fair value.
However as permitted by IFRS 4, liabilities
related to life insurance contracts or investment
contracts with discretionary participating
features are maintained at the carrying value
prior to the acquisition date to the extent that
this measurement basis is consistent with AXA’s
accounting principles. The fair value of acquired
business in force relating to insurance contracts
and investment contracts with discretionary
participating features is recognized as an asset
corresponding to the present value of estimated
future profits emerging on acquired business in
force at the date of acquisition (also referred to
as value of acquired business in force or VBI).
The present value of future profits takes into
consideration the cost of capital and is
estimated using actuarial assumptions based on
projections made at purchase date but also
using a discount rate that includes a risk
premium.

Investment contracts with no discretionary
participating features do not benefit from this
exemption permitted by IFRS 4 in phase I of the
IASB’s insurance project, i.e. the fair value of
acquired liabilities is booked through the
recognition of an asset corresponding to the
value of acquired business inforce. Liabilities
relating to investment contracts with no
discretionary participating features are
measured directly at fair value. In accordance
with IAS 39, the fair value of these contracts
cannot be less than surrender value when they
contain a demand feature.

Other intangible assets such as the value of
customer relationships are recognized only if
they can be measured reliably. The value of
customer relationships intangible in this case
represents the value of future cash flows
expected from renewals and the cross-selling of
new products to customers known and
identified at the time of the acquisition. These

projections include assumptions regarding
claims, expenses and financial revenues, or they
can be estimated on the basis of the new
business value. In line with accounting practices
in force before the adoption of IFRS, which may
continue to be applied under IFRS 4, flexible
premiums relating to acquired business are
recognized in the “Value of purchased life
business in force” item.

The value of expected future cash flows that
can be measured separately and reliably can
also be estimated by looking at the purchased
marketing resources that will secure these
flows.

The nature of the intangible assets recognized is
consistent with the valuation methods used
when purchasing the acquired entity.

In the context of a business combination,
only restructuring costs that can be measured
reliably and which correspond to an existing
liability of the acquired company prior to
the acquisition date are included in
restructuring provisions recognized in the
acquired company’s balance sheet at
acquisition date.

The cost of an acquisition is measured at the
fair value of the assets acquired, equity
instruments issued and liabilities incurred or
assumed at completion date, plus external fees
directly attributable to the acquisition.

If the transaction is denominated in a foreign
currency, the exchange rate used is that in force
on the date of the transaction or on the starting
date of the transaction (if it occurs over a
period).

Goodwill
Of the excess of the cost of acquisition over
the net fair value of the assets, liabilities
and contingent liabilities acquired
represents goodwill. Goodwill arising
from the acquisition of a foreign entity is
recorded in the local currency of the acquired
entity and is translated into Euros at the closing
date.

If the cost of acquisition is less than the net fair
value of the assets, liabilities and contingent
liabilities acquired, the difference is directly
booked in the consolidated statement of
income.

Adjustments can be made to goodwill within
twelve months of the acquisition date, if new
information becomes available.

Goodwill is allocated across business segments
(Life & Savings, Property & Casualty,
International Insurance, Asset Management
and Other Financial Services) to cash
generating units corresponding (i) to
the companies acquired or portfolios of
business acquired according to their expected
profitability, and (ii) to the entities already within
the AXA Group that will benefit from the
synergies of the combination with the activities
acquired. This allocation of goodwill is used
both for segment reporting and for impairment
testing.

Minority interests Buyouts
In the event of a minority interests buyout of a
subsidiary, the new goodwill is recognized as
the difference between the price paid for the
additional shares and the shareholders’ equity
acquired (including changes in fair value posted
through equity).

Put over minority interests
When control over a subsidiary is acquired, a
put option may be granted to minority
shareholders. However, the recognition of the
puttable instruments as a liability depends on
the contractual obligations.

Where the contract involves an unconditional
commitment exercisable at anytime by
the option holder, it is recognized as a
liability. Since the balancing entry to this
liability is not specified by current IFRSs,
and since IFRIC’s Agenda Committee decided
in 2006 not to take any position on the
accounting treatment of these transactions, the
Group’s method is (i) to reclassify minority
interests from equity to liability, (ii) to re-measure
this liability at the present value of the option

price and (iii) to recognize the difference as an
addition to goodwill. Similarly, subsequent
changes in the liability will be recorded against
goodwill.

Intra-group transactions
Intra-group transactions, including internal
dividends, payables/receivables and
gains/losses on intra-group transactions are
eliminated:

– in full for wholly owned subsidiaries and;

– to the extent of AXA’s interest for entities
consolidated by equity method or
proportionate consolidation.

The effect on net income of transactions
between consolidated entities is always
eliminated, except for permanent losses, which
are maintained.

In the event of an internal sale of an asset
that is not intended to be sold on the long
term by the Group, deferred tax is recognized
on the top of the current tax calculated on the
realized gain or loss. The income statement
impact of the potential policyholders’
participation resulting from this transaction is
also eliminated, and a deferred policyholders’
participation asset or liability is posted to the
balance sheet.

In addition, the transfer of consolidated shares,
between two consolidated subsidiaries but held
with different ownership percentages, should
not impact the Group net income. The only
exception would be any related tax and
policyholders’ participation recorded in
connection to the transaction, which are
maintained in the consolidated financial
statements since the related consolidated
shares are held on a long-term basis. These
transfers also have an impact on Group
shareholders’ equity (with a balancing entry
recorded in minority interests). This impact is
identified in the “Internal restructuring” item of
the consolidated statement of shareholders’
equity.

1.4. Foreign currency
translation of financial
statements and
transactions

The consolidated financial statements
are presented in million of Euros, the Euro being
the Group’s functional and presentation
currency.

The results and financial position of all group
entities that have a functional currency (i.e. the
currency of the primary economic environment
in which the entity operates) different from the
Group presentation currency are translated as
follows:

(i) assets and liabilities of entities in a functional
currency different from Euro are translated at
closing rate;

(ii) revenues and expenses are translated at the
average exchange rates over the period;

(iii) all resulting foreign exchange differences are
recognized as a separate component of
equity (translation differences).

Foreign currency transactions are translated into
Euro using the exchange rates prevailing at the
dates of the transactions. Foreign exchange
gains and losses resulting from the settlement of
such transactions and from the translation at
closing rates of monetary assets and liabilities
denominated in foreign currencies are
recognized in the income statement, except
where hedge accounting is applied as explained
in section 1.9.

As mentioned in section 1.3.2, goodwill arising
on the acquisition of a foreign entity is recorded
in the local currency of the acquired entity and
is translated into Euro at closing date.

Foreign exchange differences arising from the
translation of a net investment in a foreign
subsidiary, borrowings and other currency
instruments qualifying for hedge accounting of

such investment are recorded in shareholders’
equity under translation differences and are
reclycled in the income statement as part of the
realized gain or loss on disposal of the net
investment.

Foreign exchange differences arising from
monetary financial assets available for sale are
recognized as income or expense for the period
in respect of the portion corresponding to
amortized cost. The residual translation
differences relating to fair value changes are
recorded in shareholders’ equity.

1.5. Segment reporting

The segmental analysis provided in
AXA’s Annual Report and Financial Statements
reflects both business lines (primary business
segment) and geographical zones; it is
based on four business lines: Life & Savings,
Property & Casualty, International Insurance
and Financial Services (including Asset
Management). An additional “Holdings”
segment includes all non-operational
activities.

1.6. Intangible assets

1.6.1. Goodwill and impairment
of goodwill
Goodwill is considered to have an indefinite
useful life and is therefore not amortized.
Impairment tests are performed at least
annually. Impairment of goodwill is not
reversible.

AXA performs an annual impairment test of
goodwill based on cash generating units, using
a multi-criterion analysis with parameters such
as the value of assets, future operating profits
and market share, in order to determine any
significant adverse changes. The analysis
assumes a long-term holding, and excludes

parameters affected by short-term market
volatility. It also considers the interdependence
of transactions within sub-groups. Within each
cash generating unit, a comparison is made
between net book value and the recoverable
value (equal to the higher of market value and
value in use). Value in use consists of the net
assets and expected future earnings from
existing and new business, taking into account
the cash generating units’ future cash flows. The
value of future expected earnings is estimated
on the basis of the insurance and investment
contracts embedded value figures published by
AXA or similar calculations for other activities.
Market values are based on various valuation
multiples.

1.6.2. Value of purchased life
insurance business inforce (VBI)
The value of purchased insurance contracts
and investment contracts with discretionary
participating features recognized in a
business combination (see section 1.3.2)
is amortized as profits emerge over the life
of the contracts portfolio. In conjunction with
the liability adequacy test (see section 1.12.2),
VBI is subject to annual recoverability testing
based on actual experience and expected
changes in the main assumptions.

1.6.3. Other intangible assets
Other intangible assets include softwares
developed for internal use for which direct
costs are capitalized and amortized on a
straight-line basis over the assets’ estimated
useful lives.

They also include customer relationships
intangibles recognized as a result of business
combinations, provided that their fair value can
be measured reliably and it is probable that
future economic benefits attributable to the
assets will benefit to the Group. If these assets
have a finite useful life, they are amortized over
their estimated life. In all cases, they are subject
to impairment tests, at each closing for assets
with a finite useful life and annually for other
assets. In the event of a significant decline in

value, an impairment is booked corresponding
to the difference between the value on the
balance sheet and the higher of value in use and
market value.

1.6.4. Deferred acquisition costs
(DAC) relating to insurance
contracts and investment
contracts with discretionary
participating features – Deferred
origination costs (DOC) relating
to investment contracts with
no discretionary participating
features

The variable costs of writing insurance
contracts and investment contracts with
discretionary participating features, primarily
related to the underwriting of new business, are
deferred by recognizing an asset. This asset is
amortized based on the estimated gross profits
emerging over the life of the contracts. In
conjunction to the liability adequacy test
(see section 1.12.2) this asset is tested for
recoverability: any amount above future
estimated gross profits is not deemed
recoverable and expensed.

For investment contracts with no discretionary
participating features, a similar asset is
recognized (DOC) but limited to costs directly
attributable to the provision of investment
management services. This asset is amortized
by taking into account projections of fees
collected over the life of the contracts. The
amortization of DOC is reviewed at each closing
date to reflect changes in assumptions and
experience. This asset is also tested for
recoverability.

DAC and DOC are reported gross of unearned
revenues and fees reserves.

These unearned revenues and fees reserves are
separately recognized as liabilities and are
amortized over the contract term using the
same amortization approach used for DAC
and DOC.

1.7. Investments from
insurance, banking and
other activities

Investments include investment in real
estate properties and financial instruments
including equities, fixed maturities and
loans.

1.7.1. Investment properties
Investment properties (excluding investment
properties totally or partially backing liabilities
arising from contracts where the financial risk is
borne by policyholders and from “With-Profit”
contracts) are recognized at cost. The
properties components are depreciated over
their estimated useful lives, also considering
their residual value if it may be reliably
estimated.

Any impairment is recorded as soon
as a permanent unrealized loss is identified.
When the estimated market value is 15%
lower than the net carrying value, the
present value of the asset’s future estimated
cash flows is calculated. If the calculated
amount is lower than the net carrying value,
an impairment is recorded, corresponding
to the difference between (a) the net
bookvalue and (b) the higher of the estimated
market value and the discounted cash flow
value.

If, in subsequent periods, the appraisal value
rises to at least 15% more than the net carrying
value, previously recorded impairment is
reversed to the extent of the difference between
a) the net carrying value and b) the lower of the
appraisal value and the depreciated cost (before
impairment).

Investment properties that totally or partially
back liabilities arising from:

– contracts where the financial risk is borne by
policyholders,

– “With-Profit” contracts where dividends are
based on real estate assets, are recognized at
fair value with changes in fair value taken to
the statement of income.

1.7.2. Financial instruments
Classification
Depending on the intention and ability to hold
the invested assets, financial instruments are
classified in the following categories:

– assets held to maturity, accounted for at
amortized cost;

– loans and receivables (including unquoted
debt instruments) accounted for at amortized
cost;

– trading assets and assets designated at fair
value with change in fair value recognized
through income statement;

– available-for-sale assets accounted for at fair
value with changes in fair value recognized
through shareholders’ equity.

The option to designate financial assets and
liabilities at fair value with change in fair value
recognized through income statement is mainly
used by the Group in the following
circumstances:

– financial assets when electing the
fair value option allows the Group to
solve accounting mismatch, and in
particular:

• assets backing liabilities arising from
contracts where the financial risk is borne by
policyholders;

• assets included in hedging strategies set out
by the Group for economical reasons but not
eligible for hedge accounting as defined
by IAS 39;
• debts held by structured bond funds made
up of CDOs (Collateralized Debt Obligations)
and controlled by the Group;

– portfolios of managed financial assets whose
profitability is valued on a fair value basis:
mainly securities held by consolidated
investment funds, managed according
to the Group risk management policy
(“Satellite Investment Portfolio”, see
definition below).

In practice, assets held through investment
funds are classified:

– either as assets of the “Core Investment
Portfolios” which include assets backing
liabilities arising from insurance and
investment contracts, managed according to
AXA’s ALM strategy;

– or as assets of the “Satellite Investment
Portfolios”, reflecting the strategic asset
allocation based on a dynamic asset
management aimed at maximizing
returns.

Underlying financial instruments held in
the “Core Investment Portfolios” are classified
as available-for-sale unless involved in a
qualifying hedge relationship or more broadly
when electing the fair value option reduces
accounting mismatch. The financial instruments
held in the “Satellite Investment Portfolios”
are accounted for at fair value with changes
in fair value recognized through income
statement.

Loans are accounted at amortized cost, net of
amortized premiums and discounts and
impairment.

Impairment of financial assets
AXA assesses at each balance sheet
date whether a financial asset or
a group of financial assets is permanently
impaired.

For fixed maturities, an impairment is recorded
through the income statement for a decline
in value of a security if the amounts may
not be fully recoverable due to a credit event
relating to the fixed maturity issuer. If this credit
risk is eliminated or improves, the impairment
may be released. The amount of the reversal is
also recognized in the income statement.

For equities classified as available-for-sale, a
significant or prolonged decline in the fair value
below its carrying value is considered as
indication for potential impairment, such as
equities showing unrealized losses over a 6
months period or more (prior to the closing

date), or unrealized losses in excess of 20% of
the net carrying value at the closing date. If
such evidence exists for available-for-sale
financial assets, the cumulative loss
– measured
as the difference between the acquisition cost
and the current fair value, less any impairment
on that financial asset already booked in the
income statement – is removed from
shareholders’ equity and an impairment is
recognized through the income statement.
Equity securities impairment recognized in the
income statement can not be reversed through
the income statement until the asset is sold or
derecognized.

Loans impairments are based on the present
value of expected future cash flows, discounted
at the loan’s effective interest rate (on the loan’s
observable market price), or on the fair value of
the collateral.

For financial assets accounted for at amortized
cost, including loans and assets classified as
“held to maturity”, the impairment test is first
performed at the asset level. A more global test
is then performed on groups of assets with
similar risk profile.

Methods for calculating the net book value
of assets sold (average cost, first-in first-out,
etc.) depend on local ALM strategies as
these strategies have been set up to take
into account specific commitments to
policyholders. These methods may differ
provided that they are used consistently at
each entity level.

1.8. Assets backing
liabilities arising from
contracts where the
financial risk is borne
by policyholders

Liabilities arising from insurance or investment
contracts where the financial risk is borne by

policyholders are presented in a separate
aggregate of the balance sheet so that they are
shown in a symmetrical manner to the
corresponding liabilities. This presentation is
considered more relevant for the users and
consistent with the liquidity order recommended
by IAS 1 for financial institutions, since the risks
are borne by policyholders, whatever the type of
assets backing liabilities (investment properties,
fixed maturities or equities, etc). Details of these
assets are provided in the notes.

1.9. Derivative
instruments

Derivatives are initially recognized at fair value at
purchase date and are subsequently re-measured
at their fair value. Unrealized gains and losses are
recognized in the statement of income unless they
relate to a qualifying hedge relationship as
described below. The Group designates certain
derivatives as either: (i) hedging of the fair value of
recognized assets or liabilities or of a firm
commitment (fair value hedge); or (ii) hedging of
highly probable expected future transactions
(cash flow hedge); or (iii) hedging of net
investments in foreign operations.

The Group documents, at inception, the hedge
relationship, as well as its risk management
hedging objectives and strategy. The Group also
documents the hedge effectiveness, both at
inception and on an ongoing basis, indicating
the actual or expected efficiency level of the
derivatives used in hedging transactions in
offsetting changes in the fair values or cash
flows of hedged underlying items.

Fair value hedge
Changes in the fair value of derivatives
designated and qualifying as fair value hedge
are recorded in the income statement, together
with any changes in the fair value of the hedged
asset or liability that are attributable to the
hedged risk.

Cash flow hedge
The effective portion of changes in the fair value
of derivatives designated and qualifying as cash
flow hedge is recognized in shareholders’
equity. The gain or loss relating to any
ineffective portion is recognized in the income
statement. Cumulative gain or loss in
shareholders’ equity are recycled in the income
statement when the hedged underlying item
impacts the profit or loss for the period (for
example when the hedged future transaction is
actually accounted). When a hedging instrument
reaches its maturity date or is sold, or when a
hedge no longer qualifies for hedge accounting,
the cumulative gains or losses in shareholders’
equity are held until the initially hedged future
transaction ultimately impacts the income
statement.

Net investment hedge
The accounting of net investments in foreign
operations hedge is similar to the accounting of
cash flow hedge. Any gain or loss on the
hedging instrument relating to the effective
portion of the hedge is recognized in
shareholders’ equity; the gain or loss relating to
the ineffective portion is recognized in the
income statement. Cumulative gains and losses
in shareholders’ equity impact the income
statement only on disposal of the foreign
operations.

Derivatives not qualifying for hedge
accounting
Changes in the fair value of all other derivative
instruments that do not qualify for hedge
accounting are recognized in the income
statement.

The Group holds financial assets that include
embedded derivatives. Such embedded
derivatives are separately recorded and
measured at fair value through profit or loss if
the impact is deemed significant.

For balance sheet presentation, derivatives are
presented alongside with the underlying assets
or liabilities for which they are used, regardless
of whether these derivatives meet the criteria for
hedge accounting.

1.10. Assets held for
sale and assets relating
to discontinued
operations

These comprise assets, in particular real
estate properties or operations intended to
be sold or discontinued within the next
twelve months. They are recognized at the
lower of their net carrying value and their
fair value net of costs to sell. They are disclosed
in a dedicated aggregate of the balance
sheet. Result from discontinued operations net
of tax is presented in a separate aggregate of
the income statement whether these
discontinued operations correspond to a
business segment, a main and separate
geographical area, or a subsidiary acquired
solely with a view to resell.

1.11. Share capital and
shareholders’ equity

1.11.1. Share capital
Ordinary shares are classified in shareholders’
equity when there is no obligation to transfer
cash or other assets to the holders.

Additional costs (net of tax) directly attributable
to the issue of equity instruments are shown in
shareholders’ equity as a deduction to the
proceeds.

1.11.2. Perpetual debts
Perpetual debts and any related interest
charges are classified either in shareholders’
equity (in the “other reserves” aggregate) or as
liabilities depending on contract clauses.

The Group previously only classified in
shareholders’ equity perpetual debts on which
interest payments could be cancelled if no
dividend is paid to shareholders nor any interest

paid on similar debts. Perpetual debts on which
interest payments could be deferred while
remaining payable (cumulative interests) were
recognized as liabilities under financing debts.
These mainly consisted of perpetual
subordinated notes issued by the Group.

Following the publication of the IFRIC Agenda
Committee’s IFRIC Update in November 2006,
based on the IASB’s intervention on the matter,
the Group reconsidered its accounting treatment
of perpetual subordinated notes. Although
interests remain due at maturity, instruments
classification must be performed on a going
concern basis. Only contractual obligations
should be taken into consideration and not the
prospect of redemption under economic
constraints, (e.g. step up clauses or pressure
from shareholders to pay a dividend). Taking
into account the recent clarification, the Group
has reclassified these instruments, previously
recognized as liabilities and interest charges
recognized in the statement of income, in
shareholders’ equity. This change in accounting
treatment has been applied retrospectively to
all periods presented. Impacts are detailed in
Notes 13 and 23.

1.11.3. Compound financial
instruments
Any financial instrument issued by the Group
with an equity component (for example an
option granted to convert the debt instrument
into an equity instrument of the company) and a
liability component (a contractual obligation to
deliver cash) are classified separately on the
liability side of the balance sheet with the equity
component reported in shareholders’ equity (in
the “other reserves” aggregate). Gains and
losses relating to redemptions or refinancing of
the equity component are recognized as
changes to shareholders’ equity.

1.11.4. Treasury shares
Treasury shares and any directly related costs
are recorded as a deduction to consolidated

shareholders’ equity. Where treasury shares are
subsequently sold or reissued, any
consideration received is included in
consolidated shareholders’ equity, net of any
directly related costs and tax effects.

However, treasury shares held by controlled
investment funds backing contracts where the
financial risk is borne by policyholders are not
deducted as all risks and income resulting from
holding these shares are attributable to
policyholders.

1.12. Liabilities arising
from insurance and
investment contracts

1.12.1. Contracts classification
The Group issues contracts that transfer an
insurance risk or a financial risk or both.

Insurance contracts, including assumed
reinsurance contracts, are contracts that carry
significant insurance risks. Such contracts may
also transfer financial risk from the policyholders
to the insurer. Investment contracts are
contracts that carry financial risk with no
significant insurance risk.

A number of insurance and investment
contracts contain discretionary participating
features. These features entitle the contract
holder to receive additional benefits or bonuses
on the top of these standard benefits :

– they are likely to represent a significant portion
of the overall contractual benefits;

– their amount or timing is contractually at the
discretion of the Group; and

– they are contractually based on the
performance of a group of contracts, the
investment returns of a financial asset
portfolio or the company profits, a fund or
another entity that issues the contract.

For some insurance or investment contracts, the
financial risk is borne by policyholders. Such
contracts are usually unit-linked contracts.

The Group classifies its insurance and
investment contracts into six categories:

– liabilities arising from insurance contracts,

– liabilities arising from insurance contracts
where the financial risk is borne by
policyholders,

– liabilities arising from investment contracts
with discretionary participating features,

– liabilities arising from investment contracts
with no discretionary participating features,

– liabilities arising from investment contracts
with discretionary participating features where
the financial risk is borne by policyholders;
these relate to unit-linked contracts or
multi-funds contracts containing a non-unit-
linked fund with discretionary participating
features,

– liabilities arising from investment contracts
with no discretionary participating features
where the financial risk is borne by
policyholders.

The two last categories are presented on a
single line item in the balance sheet: “Liabilities
arising from investment contracts where the
financial risk is borne by policyholders”.

1.12.2. Insurance contracts and
investment contracts with
discretionary participating
features
According to IFRS 4, recognition and
derecognition are based on the AXA accounting
policies existing prior to IFRS and are described
below, except for the elimination of equalization
provisions and selective changes as permitted
by IFRS 4 (see paragraph below on guaranteed
benefits).

Unearned premium reserves represent
the prorated portion of written premiums
that relates to unexpired risks at the balance
sheet date.

For traditional life insurance contracts (that is,
contracts with significant mortality risk), the

future policy benefits reserves are calculated on
a prospective basis according to each country
regulation provided methods used are
consistent with the Group’s policies and using
assumptions on investment yields,
morbidity/mortality and expenses.

Additional reserves are booked if there are any
adverse impact on reserves level caused by a
change in mortality table.

Future policy benefits reserves relating to
investment contracts with discretionary
participation features (previously called “savings
contracts” in AXA’s accounting principles) that
carry low mortality and morbidity risk are
calculated using a prospective approach based
on discount rates set at inception giving similar
results to those obtained using a retrospective
approach (earned savings valuation or “account
balance”).

The discount rates used by AXA are less or
equal to the expected future investment yields
(assessed on prudent basis).

Part of the policyholders participation reserve is
included in future policy benefits reserves,
according to contractual clauses.

The “Liabilities arising from policyholders
participation” aggregate includes whole of
the “Fund for Future Appropriation” (FFA)
relating to UK With-Profit contracts. It mainly
represents future terminal bonuses according to
the terms of these contracts: the With-Profit
contracts reserves as well as the FFA vary in line
with the market value of the backing assets.
Following the adoption of UK Financial
Reporting Standard FRS27, reserves relating to
with-profit contracts and the FFA were subject
to a change in accounting policies applied
retrospectively to the periods ended
December 31, 2004, 2005 and 2006 (but not to
the 2004 opening balance sheet), consistently
with what other UK insurance companies
applied. Reserves have been adjusted on a
“realistic” basis, and related deferred acquisition
costs and unearned revenues reserves have
been cancelled. These adjustments had no
impact on net income or shareholders’ equity.

The presentational impact of applying this
standard is detailed in Note 14. This change in
accounting principles only applies to the
Group’s UK With-Profit contracts.

For insurance and investment contracts with
discretionary participating features, if the
contracts include a minimum guaranteed rate,
any potential reserve deficiency caused by
insufficient future investment return is
immediately booked.

Except when these guarantees are covered by a
risk management program using derivative
instruments (see next paragraph), guaranteed
benefits relating to contracts where the financial
risk is borne by policyholders and classified
as insurance contracts because they include
such guarantees or classified as investment
contracts with discretionary participating
features, are booked gradually based on a
prospective approach: the present value of
future benefit obligations to be paid to
policyholders in relation to these guarantees is
estimated on the basis of reasonable scenarios.
These scenarios are based on assumptions
including investment returns and related
volatility, surrender and mortality rates. This
present value of future benefit obligations is
reserved as fees emerge over the life of the
contracts.

Some guaranteed benefits such as Guaranteed
Minimum Death or Income Benefits (GMDB or
GMIB), or certain guarantees on return
proposed by reinsurance treaties, are covered
by a risk management program using derivative
instruments. In order to minimize the accounting
mismatch between liabilities and hedging
derivatives, AXA has chosen to use the option
allowed under IFRS 4.24 to re-measure its
provisions: this revaluation is carried out at each
accounts closing based on guarantee level
projections and takes into account interest
rates and other market assumptions. The
liabilities revaluation impact in the current period
is recognized through income, symmetrically
with the impact of the change in value of
hedging derivatives. This change in accounting
principles was adopted on the first time

application of IFRS on January 1, 2004
for contracts portfolios covered by the risk
management program at that date. Any
additional contracts portfolios covered by the
risk management program after this date are
valued on the same terms as those that applied
on the date the program was first applied.

Claims reserves (non-life insurance)

The purpose of claims reserves is to cover the
ultimate cost of settling an insurance claim.
Claims reserves are not discounted, except
when relating to disability annuities.

Claims reserves include the claims incurred and
reported, claims incurred but not reported (IBNR)
as well as claim handling costs. Claims reserves
are based on historical claim data, current
trends, actual payment patterns for all insurance
business lines as well as expected changes in
inflation, regulatory environment or anything else
that could impact amounts to be paid.

Unearned revenues reserves

Revenues received at contract inception
to cover future services are deferred and
recognized in the income statement using
the same amortization pattern as the one
used for deferred acquisition costs (see
section 1.6.4).

Shadow accounting and Deferred
policyholders Participation Asset (DPA)
or Liability (DPL)

In compliance with IFRS 4 option, shadow
accounting is applied to insurance and
investment contracts with discretionary
participating features. Shadow accounting is
applied to technical liabilities, acquisition costs
and value of business inforce to take into
account unrealized gains or losses on insurance
liabilities or assets in the same way as it is done
for a realized gain or loss. When unrealized
gains or losses are recognized, a deferred
participating liability (DPL) or asset (DPA) is
recorded. The DPL or DPA corresponds to the
discretionary participation available to the
policyholders and is determined by applying an
estimated participation rate to unrealized gains
and losses.

Deferred policyholders participation is fully
classified as liabilities or assets. As a
consequence, AXA does not need to ensure the
liability recognized for the whole contract is not
less than the amount that would result from
applying IAS 39 to the guaranteed element.

When a net unrealized losses is accounted, a
deferred participating asset (DPA) should be
recognized only to the extent that its
recoverability toward future policyholders
participation, by entity, is highly probable. That
could be the case if the DPA can be offset
against future participation either directly
through deduction of the DPL from future capital
gains or indirectly through deduction of future
fees on premiums or margins.

Unrealized gains and losses on assets classified
as trading or designated as at fair value through
profit or loss, along with any other entry
impacting the income statement and generating
a timing difference, are accounted in the
statement of income with a corresponding
shadow entry adjustment in the statement of
income. The shadow accounting adjustments
relating to unrealized gains and losses on assets
available-for-sale (for which change in fair value
is taken to shareholders’ equity) are also booked
through shareholders’ equity.

Liability adequacy test (LAT)
At each balance sheet date, liability adequacy
tests are performed in each consolidated entity
in order to ensure the adequacy of the contract
liabilities net of related DAC and VBI assets.
To perform these tests, entities group contracts
together according to how they have been
acquired, are serviced and have their
profitability measured. Entities also use current
best estimates of all future contractual cash
flows as well as claims handling and
administration expenses, and they take into
account embedded options and guarantees and
investment yields relating to assets backing
these contracts. Contract specific risks
(insurance risk, asset return risk, inflation
risk, persistency, adverse selection etc.)
directly related to the contracts that might make
the net liabilities inadequate, are also
considered.

Any identified deficiency is charged to the
income statement, initially by respectively writing
off DAC or VBI, and subsequently by
establishing a LAT provision for losses arising
from the liability adequacy test for any amount in
excess of DAC and VBI. For non-life insurance
contracts, an unexpired risk provision is
accounted for contracts on which the premiums
are expected to be insufficient to cover expected
future claims and claims expenses.

Embedded derivatives in insurance and
investment contracts with discretionary
participating features
Embedded derivatives that meet the definition
of an insurance contract or correspond to
options to surrender insurance contracts for a
set amount (or based on a fixed amount and an
interest rate) are not separately measured. All
other embedded derivatives are bifurcated and
booked at fair value when material if they are
not considered as closely related to the host
insurance contract or do not meet the definition
of an insurance contract.

1.12.3. Investment contracts
with no discretionary participating
features
In accordance with IAS 39, these contracts are
accounted for using “deposit accounting”,
which mainly results in not recognizing the cash
flows corresponding to premiums, benefits and
claims in the statement of income (see
“Revenue recognition” section below). These
cash flows shall rather be recognized as
deposits and withdrawals.

This category includes mainly unit-linked
contracts that do not meet the definition of
insurance or investment contracts with
discretionary participating features. For unit-
linked contracts, the liabilities recognized under
existing accounting policies are valued according
to the fair value of the financial assets backing
those contracts at the balance sheet date.

Unearned fees reserve
Fees received at inception of an investment
contract with no discretionary participating
features to cover future services are recognized

as liabilities and accounted in the income
statement based on the same amortization
pattern as the one used for deferred origination
costs (see section 1.6.4).

1.13. Reinsurance:
Ceded reinsurance

Transactions relating to reinsurance assumed
and ceded are accounted in the balance sheet
and income statement in a similar way to direct
business transactions provided that these
contracts meet the insurance contracts
classification requirements and in agreement
with contractual clauses.

1.14. Financing debts

Financing debts issued to finance the
solvency requirements of an operational
entity or to acquire a portfolio of contracts
are isolated in a specific balance sheet
aggregate.

1.15. Other liabilities

1.15.1. Income taxes
The current income tax expense (benefit) is
recorded in the income statement on the basis
of net amounts estimated to be payable (or
recoverable) in relation to taxable operations
recorded during the year and based on the local
tax regulation.

Deferred tax assets and liabilities emerge from
temporary differences between the accounting
and fiscal values of assets and liabilities, and
from tax loss carryforwards. Deferred tax assets
are recognized to the extent that it is probable
that future taxable profit will be available to
offset the temporary differences. Therefore,
deferred tax assets that are not expected to be
recovered are written off.

A deferred tax liability is recognized for any
taxable temporary difference relating to the value
of shares in a consolidated company held, unless
the Group controls at what date the temporary
difference will reverse and it is probable that the
temporary difference will not reverse in the
foreseeable future. If a group company decides
to sell its stake in another consolidated entity, the
difference between the carrying value and the tax
value of these shares for the company that holds
them leads to the recognition of a deferred tax
asset or liability (including as part of a business
combination when the Group as the buyer
intends to sell or carry out internal restructuring
of the shares following the acquisition). The same
approach applies to dividend payments that have
been voted or deemed likely, to the extent that a
tax on dividends will be due.

Following a business combination, a deferred
tax liability or asset is also recognized on
changes in the timing difference between the
tax value and carrying value of a tax-deductible
item of goodwill. This deferred tax is only
released if the goodwill is impaired or if the
corresponding consolidated shares are sold.

The measurement of deferred tax liabilities and
deferred tax assets reflects the expected tax
impact, at the balance sheet date.

1.15.2. Pensions and
other post-retirement benefits
Pensions and other post-retirement benefits
include the benefits payable to AXA Group
employees after they retire (retirement
compensation, additional pension benefit,
health insurance). In order to meet those
obligations, some regulatory framework have
allowed or enforced the set up of dedicated
funds (plan assets).

– Defined contribution plans: payments are
made by the employer to a third party (e.g.
pension trusts). These payments free the
employer of any further commitment, and the
obligation to pay acquired benefits to the
employees is transferred. The contributions
paid by the employer are recorded as an
expense in the income statement and no
liability needs to be recorded.

– Defined benefit plans: an actuarial
assessment of the commitments based on
each plan’s internal rules is performed. The
present value of the future benefits paid by the
employer, known as the PBO (Projected
Benefit Obligation), is calculated annually on
the basis of long-term projections of rate of
salary increase, inflation rate, mortality, staff
turnover, pension indexation and remaining
service lifetime. The amount recorded in the
balance sheet for employee benefits is the
difference between the Projected Benefit
Obligation and the market value at the balance
sheet date of the corresponding invested plan
assets after adjustment for any unrecognized
losses or gains. If the net result is negative, a
provision is recorded in the balance sheet
under the provision for risks and charges
heading. If the net result is positive, a prepaid
asset is recorded in the balance sheet.
Actuarial gains and losses arising from
experience adjustments and changes in
actuarial assumptions are recognized in
shareholders’ equity in full in the period in
which they occur. Similarly, any adjustment
arising from the asset ceiling is recognized in
shareholders’ equity. Past service costs are
recognized immediately in the income
statement, unless the changes to the pension
plan are conditional on the employees
remaining in service for a specified period of
time (the vesting period). In this case, past
service costs are amortized on a straight-line
basis over the vesting period.

1.15.3. Share-based compensation
plans
Group’s share-based compensation plans are
predominantly equity-settled plans.

All equity-settled stock-option plans granted
after November 7, 2002 and not fully vested as
at January 1, 2004 are accounted for at fair
value at the date they were granted and the fair
value is expensed over the vesting period.

Cash-settled stock option plans are
recognized at fair value, which is remeasured at
each balance sheet date with any change in fair
value recognized in the statement of income.

The AXA Shareplan issued under specific
French regulatory framework includes two
options: traditional and leveraged option.
The cost of the traditional option Shareplan is
valued according to the specific guidance
issued in France by the CNC (Conseil National
de la Comptabilité). The cost of the leveraged
option plan is valued by taking into account the
five-year lock-up period for the employees (as in
the traditional plan) but adding the opportunity
cost implicitly borne by AXA by enabling its
employees to benefit from an institutional
derivatives-based pricing instead of a retail
pricing.

1.16. Provisions for risks,
charges and contingent
liabilities

1.16.1. Restructuring costs
Restructuring provisions other than those
related to a business combination are recorded
when the Group has a present obligation
evidenced by a binding sale agreement or a
formal detailed restructuration plan whose main
features have been announced to those
impacted.

1.16.2. Other provisions and
contingencies
Provisions are recognized when the Group has a
present obligation (legal or implicit) as a result of
past events, when it is more likely than not that
an outflow of resources will be required to settle
the obligation, and when the provision can be
reliably estimated.

Provisions are not recognized for
future operating losses or future losses
associated with the ongoing activities of
the company.

The same applies to contingent liabilities,
except if identified at the time of a business
combination (see section 1.3.2).

Provisions are measured at management’s best
estimate, at the balance sheet date, of the
expenditure required to settle the obligation,
discounted at the market risk-free rate of return
for long term provisions.

1.17. Revenue
recognition

1.17.1. Gross written premiums
Gross written premiums correspond to the
amount of premiums written by insurance and
reinsurance companies on business incepted in
the year with respect to both insurance
contracts and investment contracts with
discretionary participating features, net of
cancellations and gross of reinsurance ceded.
For reinsurance, premiums are recorded on the
basis of declarations made by the ceding
company, and may include estimates of gross
written premiums.

1.17.2. Fees and revenues from
investment contracts with no
discretionary participating
features
Amounts collected as premiums from
investment contracts with no discretionary
participating features are reported as deposits
net of any loadings and policy fees. Revenues
from these contracts consist of loadings and
policy fees relating to underwriting, investment
management, administration and surrender of
the contract during the period. Front-end fees
collected corresponding to fees for future
services are recognized over the estimated life
of the contract (see “Unearned fees reserves”
section 1.12.3).

1.17.3. Deposit accounting
Investment contracts with no discretionary
participating features fall within the scope of

IAS 39. Deposit accounting applies to these
contracts, which involves the following:

– the Group recognizes the consideration
received as a deposit financial liability rather
than as revenues,

– claims paid are recognized as withdrawals.

1.17.4. Unbundling
The Group unbundles the deposit component of
contracts when required by IFRS 4, i.e. when
both the following conditions are met :

– the Group can measure separately the
“deposit” component (including any
embedded surrender option, i.e. without
taking into account the “insurance”
component);

– the Group accounting methods do not
otherwise require to recognize all obligations
and rights arising from the “deposit”
component.

No such situation currently exists within the
Group. In accordance with IFRS 4, the Group
continues to use the accounting principles
previously applied by AXA to insurance
contracts and investment contracts with
discretionary participating features. According
to these principles, there are no situations in
which all rights and obligations related to
contracts are not recognized.

1.17.5. Change in unearned
premiums reserves net of
unearned revenues and fees
Changes in unearned premiums reserves
net of unearned revenues and fees include the
change in the unearned premium reserve
reported as a liability (see “Unearned premium
reserves” in section 1.12.2) along with the
change in unearned revenues and fees.
Unearned revenues and fees correspond to
upfront charges for future services recognized
over the estimated life of insurance and
investment contracts with discretionary
participating features (see “Provisions for
unearned revenues” in section 1.12.2) and
investment contracts with no discretionary

participating features (see section 1.12.3
“Provisions for unearned fees”).

1.17.6. Net revenues from
banking activities
Net revenues from banking activities include
all revenues and expenses from banking
operating activities, including interests and
banking fees.

They exclude bank operating expenses and
change in bad debts provisions, doubtful
receivables or loans, which are recorded in the
item “Bank operating expenses”.

1.17.7. Revenues from other
activities
Revenues from other activities mainly include:

– insurance companies revenues from non
insurance activities, notably commissions
received on sales or distribution of financial
products,

– commissions received and fees for services
relating to asset management activities,

– rental income received by real estate
management companies, and,

– sales proceeds received on buildings
constructed or renovated and subsequently
sold by real estate businesses.

1.17.8. Net investment result
excluding financing expenses
The net investment result in respect of insurance
activities includes:

– investment income from investments from non
banking activities, net of impairment expense
on real estate investments (impairment
expense relating to owner occupied properties
is included in “administrative expenses”
aggregate); this item includes interest received
calculated using the effective interest method
for debt instruments and dividends received
on equity instruments,

– investment management expenses (excludes
financing debt expenses),

– realized investment gains and losses net of
releases of impairment following sales,

– the change in unrealized gains and losses on
invested assets measured at fair value through
profit or loss,

– the change in financial assets impairment
(excluding releases of impairment following
sales).

In respect of banking activities, interest income
and financial charges including interest
expenses are included in the “Net revenue
from banking activities” item (see
section 1.17.6).

Any gain or loss arising from a change in AXA’s
ownership interest in a subsidiary not wholly
owned, following an issuance or redemption of
equity instruments, is recorded in the net
investment result. The gain or loss would
correspond to the change in AXA’s share of the
subsidiary’s shareholders’ equity before and
after the operation.

1.18. Presentation of
financial statements

As part of its continuing review aimed at
improving the presentation of its financial
statements and to ensure that its accounting
principles are consistent with those applied by
its peers, the Group has amended some
presentational aspects of its financial
statements.

Consolidated income statement
The “Change in goodwill impairment” aggregate
is now presented under the “Other operating
income and expenses” aggregate and is
therefore included in “Income from operating
activities before tax”. It was previously
presented after “Operating income before tax”.

The Group no longer reports “Net income Group
share” (obtained by deducting minority interests
from “Consolidated net income”). Net income is
now broken down into “Minority interests share
in net consolidated result” and “Net income

Group share”. These two items are presented at
the bottom of the income statement as an
allocation of net income.

Statement of consolidated cash flows
Following the change in the consolidated
income statement format regarding the “Change
in goodwill impairment” item, and in order to
make the presentation more consistent with that
adopted by its peers, the Group has also
changed the starting point of the statement of

consolidated cash flows. The statement of
consolidated cash flows now starts with “Net
operating result before tax”, whereas it used to
be with “Income from operating activities, gross
of tax expenses”. As a result, the following
income statement items are now included in the
starting point of the statement of consolidated
cash flows: “Change in goodwill impairment”,
“Income arising from investments in associates
– Equity method” and “Financing debt
expenses”.

Note 2: Scope of consolidation

2.1. Consolidated Companies

2.1.1. Main fully consolidated companies

		December 31, 2006		December 31, 2005
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA			Parent Company	Parent Company
AXA China		100.00	76.82	100.00	76.28
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	99.99	99.99
United States
AXA Financial. Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96
Ireland
AXA Life Europe	Acquisition	100.00	100.00	–	–
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd		100.00	52.69	100.00	52.95
AXA Life Singapore Holding		100.00	52.69	100.00	52.95
AXA Asia Pacific Holdings Ltd		53.71	52.69	52.95	52.95
Japan
AXA Japan Holding		97.69	97.69	97.59	97.59
Germany
Kölnische Verwaltungs AG für Versicherungswerte		99.56	98.76	99.56	97.77
AXA Konzern AG		96.84	96.52	92.76	92.19
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement		100.00	99.92	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.92
AXA Nederland BV		100.00	99.92	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00
Spain
AXA Aurora S.A.		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Morocco
AXA Ona		51.00	51.00	51.00	51.00
Turkey
AXA Oyak Holding AS		50.00	50.00	50.00	50.00

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France Iard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances Iard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridique		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub-group including Citadel)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore		100.00	52.69	100.00	52.95
AXA Australia New Zealand		100.00	52.69	100.00	52.95
AXA China Region Limited (including MLC Hong Kong)	Acquisition of MLC	100.00	52.69	100.00	52.95
AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
PT AXA Life Indonesia		80.00	42.15	–	–
MLC Indonesia	Acquisition	100.00	52.69	–	–
Japan
AXA Group Life Insurance	Merger with AXA Life Insurance Japan	–	–	100.00	97.59
AXA Life Insurance		100.00	97.69	100.00	97.59
AXA Non Life Insurance Co Ltd		100.00	97.69	100.00	97.59
Germany
AXA Versicherung AG	Minority interest buyout	100.00	96.52	100.00	92.19
AXA Art	Minority interest buyout	100.00	96.52	100.00	92.19
AXA Leben Versicherung AG	Minority interest buyout	100.00	96.52	100.00	92.19
Pro Bav Pensionskasse	Minority interest buyout	100.00	96.52	100.00	92.19
Deutsche Aerzteversicherung	Minority interest buyout	97.87	94.47	97.87	90.23
AXA Kranken Versicherung AG	Minority interest buyout	99.69	96.23	99.69	91.91
Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
Servis (formerly Assurance de la Poste)		100.00	99.92	100.00	99.92
Assurances de la Poste Vie		100.00	99.92	100.00	99.92
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.92
AXA Schade N.V.		100.00	99.92	100.00	99.92

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Spain
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida		99.96	99.67	99.96	99.67
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.70	99.51
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo		100.00	100.00	100.00	100.00
Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Turkey
AXA Oyak Hayat Sigorta AS		100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.96	35.48	70.96	35.48
Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00

International Insurance		December 31, 2006		December 31, 2005
(entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA RE (sub-group)	Sale of AXA RE business	–	–	100.00	100.00
AXA Corporate Solutions Assurance (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00

Asset Management		December 31, 2006		December 31, 2005
(entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group) (a)		94.82	94.58	95.11	94.58
AllianceBernstein (sub-group)		60.28	60.28	61.08	61.08
(a) Incluant Framlington.

		December 31, 2006		December 31, 2005
Other Financial Services	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.92	100.00	99.91
AXA Banque Financement		65.00	64.95	65.00	64.94
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	99.99	100.00	100.00
Germany
AXA Bank AG		100.00	96.52	100.00	92.19
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92

On December 22, 2006, AXA completed its acquisition of Winterthur after receiving all regulatory authorizations.

		December 31, 2006		December 31, 2005
Holdings Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
The Netherlands
DBV Holding N.V.	Acquisition	100.00	96.69	–	–
Winterthur Verzekeringen Holding B.V.	Acquisition	100.00	100.00	–	–
Germany
DBV-Winterthur Holding AG	Acquisition	96.69	96.69	–	–
WinCom Versicherungs-Holding AG	Acquisition	100.00	100.00	–	–
Winterthur Beteiligungs-Gesellschaft mbH	Acquisition	100.00	100.00	–	–
Spain
Hispanowin. S.A.	Acquisition	100.00	100.00	–	–
Switzerland
Finance Solutions SARL	Acquisition	100.00	100.00	–	–
United Kingdom
Winterthur (UK) Holdings Ltd	Acquisition	100.00	100.00	–	–

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Eastern Europe
Winterthur Czech Republic Pension Funds	Acquisition	79.97	79.97	–	–
Winterthur Czech Republic Insurance	Acquisition	65.01	65.01	–	–
Winterthur Hungary	Acquisition	65.00	65.00	–	–
Winterthur Poland	Acquisition	65.00	65.00	–	–
Winterthur Poland Pension Funds	Acquisition	70.00	70.00	–	–
Winterthur Slovakia	Acquisition	88.21	88.21	–	–
The Netherlands
Winterthur Leven NV	Acquisition	100.00	100.00	–	–
DBV Leven N.V.	Acquisition	100.00	96.69	–	–
DBV Schade	Acquisition	100.00	96.69	–	–
DBV Finance BV	Acquisition	100.00	96.69	–	–
Winterthur Schade N.V.	Acquisition	100.00	100.00	–	–
Germany
DBV-Winterthur Krankenversicherung AG	Acquisition	100.00	96.69	–	–
DBV-Winterthur Lebensversicherung AG	Acquisition	99.74	96.44	–	–
Winsecura Pensionskasse AG	Acquisition	100.00	96.44	–	–
Rheinisch-Westfälische Sterbekasse Lebensversicherung AG	Acquisition	100.00	96.69	–	–
DBV Deutsche Beamten-Versicherung AG	Acquisition	100.00	96.69	–	–
DBV-Winterthur Versicherung AG (DWS)	Acquisition	100.00	96.69	–	–
DBV-WinSelect Versicherung AG	Acquisition	100.00	96.69	–	–
Spain
Winterthur Vida y Pensiones	Acquisition	100.00	100.00	–	–
Winterthur Seguros Generales. S.A. de Seguros y Reaseguros	Acquisition	100.00	100.00	–	–
Winterthur Salud (SA de Seguros)	Acquisition	100.00	100.00	–	–
Asia/Pacific (excluding Japan)
Winterthur Life (Hong Kong) Ltd	Acquisition	100.00	100.00	–	–
Switzerland
Winterthur Life	Acquisition	100.00	100.00	–	–
Winterthur-ARAG Legal Assistance	Acquisition	66.67	66.67	–	–
Winterthur Swiss Insurance Company Holding	Acquisition	100.00	100.00	–	–
Winterthur Swiss Insurance P&C	Acquisition	100.00	100.00	–	–

		December 31, 2006		December31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
United Kingdom
Winterthur (UK) Finance	Acquisition	100.00	100.00	–	–
Japan
Winterthur Swiss Life Insurance Co. Ltd	Acquisition	100.00	100.00	–	–
Belgium
Winterthur Europe Assurance Vie	Acquisition	99.81	99.81	–	–
Winterthur Europe Assurances - Non Vie	Acquisition	99.81	99.81	–	–
Les Assurés Réunis	Acquisition	99.93	99.74	–	–
Touring Assurances SA	Acquisition	100.00	99.81	–	–

International Insurance		December 31, 2006		December 31, 2005
(entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Switzerland
AXA LM Switzerland	Acquisition	100.00	100.00	–	–
Winplan	Acquisition	100.00	100.00	–	–
United States
Harrington	Acquisition	100.00	100.00	–	–

Asset Management		December 31, 2006		December 31, 2005
(entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Switzerland
Winterthur Investment Management AG	Acquisition	100.00	100.00	–	–

		December 31, 2006		December 31, 2005
Other Financial Services	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
The Netherlands
Holland Homes I	Acquisition	100.00	100.00	–	–
Holland Homes II	Acquisition	100.00	100.00	–	–
Holland Homes III	Acquisition	100.00	100.00	–	–
Holland Homes IV	Acquisition	100.00	100.00	–	–

Aside from Winterthur, the main entries into
the scope of consolidation in 2006 were
Citadel (Canada), MLC Hong-Kong and
MLC Indonesia. In 2005, the UK’s Framlington
Group Limited was acquired by AXA Investment
Managers and Seguro Directo was acquired in
Portugal.

The main removals from the scope in 2006
arose from the sale of Parfimmo in Belgium and
AXA RE’s activities to Paris Ré Holding on
December 21, 2006. In 2005, Advest, a
subsidiary of AXA Financial Group (US life
business) left the scope.

Investment funds and other investments
Funds and other investments consolidated by
AXA are as follows:

Consolidated mutual funds represented total
investments of €84,899 million at end-2006

(€67,549 million at December 31, 2005 and
€55,434 million at December 31, 2004). This
amount relates to 279 funds, mainly in France,
the UK, Germany, Australia and Japan. The
funds are mainly in the Life & Savings business
segment.

The 70 consolidated real estate companies
represented total investments of €22,898 million
at end-2005 (€18,795 million at December 31,
2005 and €6,110 million at December 31, 2004),
mainly in France, the UK, Germany and Japan.
The 8 consolidated CDOs represented total
investments of €1,410 million at end-2005
(€1,806 million at December 31, 2005 and
€1,871 million at December 31, 2004).

In most investment funds (particularly open-
ended mutual funds), minority interests do not
meet the definition of shareholders’ equity. They

are therefore presented as liabilities under “Minorities in controlled funds and other commitments to buy out minority interests”. At December 31, 2006, minorities in controlled	funds amounted to €6,099 million (€4,326 million at December 31, 2005 and €3,223 million at December 31, 2004).

2.1.2. Proportionately consolidated companies

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

2.1.3. Investments in equity-accounted companies

Equity-accounted companies excluding mutual funds and real estate entities

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Ownership interest	Voting rights
France
Compagnie Financière de Paris Crédit	Merger with Compagnie Financière de Paris	–	–	100.00	100.00
Argovie		95.23	95.01	94.47	94.25
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA Insurance Investment Holding	Liquidation	–	–	100.00	100.00
AXA Affin General Insurance Berhad	Scope entry	50.48	50.48	–	–
PT AXA Mandiri Financial Services	Scope entry	51.00	26.87	–	–
Philippine AXA Life Insurance Corporation	Scope entry	44.98	23.70	–	–
Krungthai AXA Life Insurance Company Ltd	Scope entry	50.00	26.34	–	–
Belgium
Parfimmo	Liquidation	–	–	33.33	33.31

Equity-accounted mutual funds and
real estate entities
At December 31, 2006, equity-accounted real
estate companies represented total assets of
€693 million (€234 million at end-2005),
including €298 million relating to real estate
companies arising from the Winterthur
acquisition. Equity-accounted mutual funds
represented total assets of €1,376 million,
mainly in France, the United States and
Switzerland (€1,346 million at end-2005).

2.2. Other comments
on the scope of
consolidation

AXA’s consolidated financial statements are
prepared at December 31 based on individual
company financial statements at the same date,
with the exception of companies in the
Japanese life insurance business (AXA Japan
excluding Winterthur Swiss Life Insurance),
which have a September 30 financial year-end.

2.3. Consolidated
entities relating to
specific operations

Securitisation of mortgages loans in
the life portfolio of DBV in the Netherlands
The Holland Homes mortgage securitization
structures previously set up by Winterthur
Group are consolidated within DBV’s operations
in the Netherlands. Mortgage loans are issued
to sell life insurance products. Surplus loans
issued are securitized through special purpose
entities.

The following operations, described in the 2005
financial statements, continued in 2006:

Acacia
The Acacia SPV is consolidated within the
operations of AXA France Vie. The main impact
of this is a €220 million increase in the AXA
Group’s other liabilities, and a parallel increase
in receivables resulting from insurance
operations.

Securitization of the French motor
insurance portfolio
On December 9, 2005, AXA announced the
closing of the €200 million securitization of its
French motor insurance portfolio. This
operation, launched on November 3, 2005, was
the first ever securitization of a low claim
severity, high claim frequency insurance
portfolio. Through securitization, AXA has
transferred to the financial markets the deviation
of the cost of claims on the securitized

insurance portfolio above a certain threshold for
four consecutive and independent annual
periods. The transaction was oversubscribed
and had an average margin per tranche of 28bp
over Euribor 3 month rates, in line with similarly
rated synthetic bank securitizations. Since the
threshold for transferring risk to the financial
markets was not reached, the recognition of this
operation in AXA’s consolidated financial
statements mainly involves the consolidation of
the vehicle carrying the portion subscribed by
AXA, and the recognition on the balance sheet
under other liabilities of a €200 million deposit
received from reinsurers.

AXA Japan
In 2002, AXA Japan sold 102 buildings with net
book value of JPY 40 billion to a fund owned by
a third party and AXA Japan for JPY 43 billion,
with a view to selling the buildings to other
parties.

Due to AXA Japan’s continuing involvement in
managing these buildings, the Group is
considered to retain almost all of the risks and
benefits relating to ownership of the transferred
assets, and so the assets have been kept on
the balance sheet. The assets relating to this
transaction kept on the balance sheet at
December 31, 2006 totaled JPY 12 billion
(€80 million).

Matignon Finances
AXA has set up an intra-group financing and
cash management company. This company
entered the scope of consolidation in 2005.

Note 3 : Segmental information
(Balance sheet and Statement of income)

AXA has five operating business segments:
Life & Savings, Property & Casualty,
International Insurance, Asset Management and
Other Financial Services. An additional “Holding
companies” segment includes all non-
operational activities. The financial information
relating to AXA’s business segments and holding
company activities is consistent with the
presentation provided in the consolidated
financial statements.

Life & Savings: AXA offers a broad range of
Life & Savings products including individual and
group savings retirement products, life and
health products. They comprise traditional term
and whole life insurance, immediate annuities
and investment products (including
endowments, savings-related products, such as
variable life and variable annuity products).

Property & Casualty: This business segment
includes a broad range of products including
mainly motor, household, property and general
liability insurance for both personal and
commercial customers (commercial customers
being mainly small to medium-sized
companies). In some countries, this segment
includes health products.

International Insurance: This segment’s
operations include insurance products that
specifically relate to AXA Corporate Solutions
Assurance. These products provide coverage to
large national and international corporations
mainly relating to property damage, third party

liability, marine, aviation and transport,
construction, financial risk, and directors and
officers liability. The segment also includes
assistance activities and the group’s run-off
management activities, managed by AXA LM,
including risks underwritten by AXA RE relating
to the 2005 underwriting year and before.
Reinsurance operations (AXA RE) principally
focus on: property damage, marine and aviation
property, and third party liability. Years prior to
2005 are covered by a treaty ceding 100% of
reinsurance to Paris Ré.

The Asset Management Segment’s products
and services include diversified asset
management (including mutual fund
management) and related services, which are
provided to a variety of institutional clients and
individuals, including AXA’s insurance
companies.

The Other Financial Services Segment’s
products and services mainly include banking
activities conducted primarily in France and
Belgium and financial vehicles including certain
Special-Purpose Entities (CDOs and mortgage
securitization vehicles).

In this document, “Insurance” covers the
three insurance segments: Life & Savings,
Property & Casualty and International Insurance.
The term “Financial Services” includes both the
Asset Management segment and the Other
Financial Services segment.

3.1. Segmental balance sheet

3.1.1. Assets

						(in Euro million)
SEGMENTAL ASSETS	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL
Intangible assets	27,789	6,242	66	4,834	71	364	–	39,365
Investments	525,298	54,993	9,770	665	10,985	10,091	(12,621)	599,182
Reinsurer’s share in insurance and investment contracts liabilities	5,055	2,269	4,985	–	–	–	(272)	12,038
Other assets & receivables (a)	18,017	694	4,916	4,468	15,316	41,094	(10,872)	73,633
Assets held for sale and from discontinued operations	235	3,102	–	–	–	–	–	3,337
TOTAL ASSETS	576,395	67,300	19,737	9,967	26,372	51,549	(23,764)	727,555
Of which:
France	136,092	16,924	–	–	–	–	–	153,016
United States	120,215	–	–	–	–	–	–	120,215
United Kingdom	107,125	10,135	–	–	–	–	–	117,259
Japan	39,403	–	–	–	–	–	–	39,403
Germany	57,860	10,123	–	–	–	–	–	67,983
Belgium	24,969	10,669	–	–	–	–	–	35,638
Switzerland	41,347	5,225	–	–	–	–	–	46,572
Other countries and other transnational activities	49,383	14,224	19,737	9,967	26,372	51,549	(23,764)	147,468
TOTAL ASSETS	576,395	67,300	19,737	9,967	26,372	51,549	(23,764)	727,555
(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

							(in Euro million)
OF WHICH WINTERTHUR	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL
Goodwill	1,436	1,326	–	–	–	–	–	2,762
Other intangible assets	2,645	1,152	–	–	–	–	–	3,796
Other assets	92,789	17,812	1,412	4	2,885	1,454	(3,763)	112,592
TOTAL ASSETS	96,870	20,290	1,412	4	2,885	1,454	(3,763)	119,151

						(in Euro million)
SEGMENTAL ASSETS	December 31, 2005
	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL (b)
Intangible assets (b)	22,977	3,470	169	4,972	70	363	–	32,023
Investments	414,933	41,054	9,870	421	8,642	5,446	(10,874)	469,492
Reinsurer’s share in insurance and investment contracts liabilities	4,356	2,014	3,015	–	–	–	(298)	9,087
Other assets & receivables (a)	15,157	5,125	3,119	3,842	12,600	31,774	(6,346)	65,271
Assets held for sale and from discontinued operations	100	2	–	–	–	–	–	102
TOTAL ASSETS	457,523	51,665	16,173	9,235	21,312	37,584	(17,517)	575,974
Of which:	–	–	–	–	–	–	–	–
France	124,756	15,758	–	–	–	–	–	140,514
United States	123,290	–	–	–	–	–	–	123,290
United Kingdom (b)	83,748	9,629	–	–	–	–	–	93,377
Japan	34,405	–	–	–	–	–	–	34,405
Germany	34,103	8,383	–	–	–	–	–	42,486
Belgium	19,454	7,493	–	–	–	–	–	26,947
Other countries and other transnational activities	37,767	10,403	16,173	9,235	21,312	37,584	(17,517)	114,956
TOTAL ASSETS	457,523	51,665	16,173	9,235	21,312	37,584	(17,517)	575,974
(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.
(b) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

							(in Euro million)
SEGMENTAL ASSETS	December 31, 2004
	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL (b)
Intangible assets (b)	20,838	3,318	162	3,831	73	21	–	28,243
Investments	357,634	35,594	7,701	223	9,983	5,351	(10,570)	405,916
Reinsurer’s share in insurance and investment contracts liabilities	4,025	1,835	2,474	–	–	–	(436)	7,898
Other assets & receivables (a)	11,964	4,679	3,702	2,641	11,545	31,034	(4,007)	61,558
Assets held for sale and from discontinued operations	62	–	–	–	–	–	–	62
TOTAL ASSETS	394,523	45,426	14,038	6,695	21,601	36,406	(15,013)	503,678
Of which:
France	112,296	13,846	–	–	–	–	–	126,142
United States	100,793	–	–	–	–	–	–	100,793
United Kingdom (b)	70,650	8,390	–	–	–	–	–	79,040
Japan	29,036	–	–	–	–	–	–	29,036
Germany	32,068	8,029	–	–	–	–	–	40,097
Belgium	16,286	7,109	–	–	–	–	–	23,395
Other countries and other transnational activities	33,393	8,053	14,038	6,695	21,601	36,406	(15,013)	105,175
TOTAL ASSETS	394,523	45,426	14,038	6,695	21,601	36,406	(15,013)	503,678
(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.
(b) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

3.1.2. Liabilities

						(in Euro million)
SEGMENTAL LIABILITIES	December 31, 2006
EXCLUDING SHAREHOLDERS’ EQUITY	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL
Liabilities arising from insurance contracts (a)	374,485	46,167	11,888	–	–	–	(323)	432,216
Liabilities arising from investment contracts (a)	100,849	–	543	–	–	–	–	101,393
Unearned revenues and unearned fees reserves	2,080	–	–	–	–	–	–	2,080
Liabilities arising from policyholder’s participation	24,742	184	–	–	–	–	(8)	24,918
Derivatives relating to insurance and investment contracts	(130)	–	(33)	–	–	–	–	(163)
Provisions for risks and charges	4,929	2,843	307	165	261	478	–	8,984
Financing debt	2,512	36	454	644	531	13,514	(8,344)	9,347
Deferred tax liability	4,924	1,541	193	102	–	62	–	6,823
Payables	44,655	11,111	6,159	6,597	25,476	10,842	(14,861)	89,978
Liabilities from held for sale or discontinued operations	–	1,812	–	–	–	–	–	1,812
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	559,045	63,694	19,512	7,508	26,268	24,896	(23,536)	677,387
OF WHICH WINTERTHUR TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	93,669	14,787	1,612	4	2,885	2,018	(3,763)	111,212
(a) Also includes changes in liabiities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

						(in Euro million)
SEGMENTAL LIABILITIES	December 31, 2005
EXCLUDING SHAREHOLDERS’ EQUITY	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL (b)
Liabilities arising from insurance contracts (a) (c)	292,796	36,151	12,014	–	–	–	(355)	340,605
Liabilities arising from investment contracts (a) (c)	82,742	–	–	–	–	–	–	82,742
Unearned revenues and unearned fees reserves (c)	1,726	–	–	–	–	–	–	1,726
Liabilities arising from policyholder’s participation (c)	23,278	19	–	–	–	–	(13)	23,284
Derivatives relating to insurance and investment contracts	(147)	–	(1)	–	–	–	–	(148)
Provisions for risks and charges	5,221	2,699	93	99	272	377	–	8,761
Financing debt (b)	3,011	130	738	783	490	12,607	(9,853)	7,906
Deferred tax liability (c)	5,057	1,270	239	233	31	507	–	7,338
Payables	30,252	6,686	2,545	5,836	20,290	6,160	(7,296)	64,473
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	443,936	46,954	15,628	6,951	21,084	19,651	(17,517)	536,686
(a) Also includes changes in liabiities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.
(b) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(c) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

							(in Euro million)
SEGMENTAL LIABILITIES	December 31, 2004
EXCLUDING SHAREHOLDERS’ EQUITY	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL (b)
Liabilities arising from insurance contracts (a) (c)	259,182	33,668	10,626	–	–	–	(446)	303,030
Liabilities arising from investment contracts (a) (c)	71,828	–	–	–	–	–	–	71,828
Unearned revenues and unearned fees reserves (c)	1,570	–	–	–	–	–	–	1,570
Liabilities arising from policyholder’s participation (c)	17,520	26	–	–	–	–	(2)	17,544
Derivatives relating to insurance and investment contracts	(22)	–	(10)	–	–	–	–	(32)
Provisions for risks and charges	4,663	2,305	99	78	270	313	–	7,729
Financing debt (b)	3,001	217	566	426	435	12,463	(9,147)	7,961
Deferred tax liability (c)	5,274	1,085	197	(45)	45	229	–	6,786
Payables	21,981	5,369	2,303	4,243	20,598	4,303	(5,418)	53,380
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	384,998	42,671	13,781	4,703	21,348	17,307	(15,013)	469,796
(a) Also includes changes in liabiities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.
(b) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(c) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

3.2. Segmental consolidated statement of income

							(in Euro million)
	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter- segment eliminations	TOTAL
Gross written premiums	48,793	19,830	3,625	–	–	–	(149)	72,099
Fees and charges relating to investment contracts with no participating features	608	–	–	–	–	–	–	608
Revenues from insurance activities	49,401	19,830	3,625	–	–	–	(149)	72,707
Net revenues from banking activities	–	–	–	–	398	–	(22)	376
Revenues from other activities	1,084	52	186	4,781	6	–	(417)	5,693
Total revenues	50,485	19,882	3,811	4,781	404	–	(588)	78,775
Change in unearned premiums net of unearned revenues and fees	(249)	(142)	(84)	–	–	–	–	(476)
Net investment income	12,372	1,592	300	85	126	416	(429)	14,461
Net realized investment gains and losses	3,475	596	132	50	(17)	23	–	4,260
Change in fair value of financial instruments at fair value through profit & loss	14,898	52	35	47	31	(512)	–	14,550
Change in financial instruments impairment	(135)	(47)	(2)	–	4	(14)	–	(194)
Net investment result excluding financing expenses	30,610	2,192	465	182	144	(88)	(429)	33,077
Technical charges relating to insurance activities	(69,815)	(12,841)	(2,272)	–	–	–	90	(84,836)
Net result from outward reinsurance	(28)	(632)	(893)	–	–	–	99	(1,455)
Bank operating expenses	–	–	–	–	(78)	–	–	(78)
Acquisition costs	(3,103)	(3,787)	(300)	–	–	–	(2)	(7,191)
Amortization of the value of purchased business in force and of other intangible assets	(282)	–	–	–	–	–	–	(282)
Administrative expenses	(2,871)	(1,860)	(345)	(3,288)	(321)	(393)	290	(8,788)
Change in tangible assets impairment	7	11	–	–	–	1	–	18
Change in goodwill impairment	–	–	(12)	–	–	–	–	(12)
Other income and expenses	(167)	(10)	4	(264)	(84)	(106)	116	(511)
Other operating income and expenses	(76,259)	(19,119)	(3,819)	(3,552)	(482)	(499)	594	(103,135)
Income from operating activities before tax	4,587	2,812	374	1,412	66	(586)	(423)	8,241
Income arising from investments in associates – Equity method	12	22	–	–	–	–	–	34
Financing debts expenses	(106)	(8)	(22)	(33)	(38)	(690)	423	(474)
Operating income before tax	4,493	2,826	352	1,379	27	(1,277)	–	7,801
Income tax	(1,319)	(788)	(105)	(362)	17	513	–	(2,043)
Net operating result	3,175	2,038	247	1,017	45	(764)	–	5,758
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	3,175	2,038	247	1,017	45	(764)	–	5,758
Split between:
Net income Group share	2,957	1,977	244	610	43	(745)	–	5,085
Minority interests share in net consolidated result	218	61	3	407	2	(18)	–	673

							(in Euro million)
	December 31, 2005
	Life & Savings (a)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies (b)	Inter- segment eliminations	TOTAL
Gross written premiums	43,502	18,913	3,725	–	–	–	(145)	65,995
Fees and charges relating to investment contracts with no participating features	509	–	–	–	–	–	–	509
Revenues from insurance activities	44,011	18,913	3,725	–	–	–	(145)	66,504
Net revenues from banking activities	–	–	–	–	441	–	(13)	428
Revenues from other activities	1,115	43	178	3,783	–	–	(380)	4,739
Total revenues	45,126	18,956	3,903	3,783	441	–	(538)	71,671
Change in unearned premiums net of unearned revenues and fees (a)	(178)	(269)	(33)	–	–	–	(3)	(484)
Net investment income	12,003	1,443	357	27	101	331	(311)	13,951
Net realized investment gains and losses	2,889	499	133	33	(3)	5	–	3,557
Change in fair value of financial instruments at fair value through profit & loss (b)	16,006	82	(6)	11	(40)	59	(3)	16,110
Change in financial instruments impairment	(107)	(84)	(3)	–	2	(18)	–	(210)
Net investment result excluding financing expenses	30,792	1,940	482	72	61	376	(314)	33,408
Technical charges relating to insurance activities (a)	(65,684)	(12,347)	(3,796)	–	–	–	37	(81,791)
Net result from outward reinsurance	(7)	(581)	317	–	–	–	130	(141)
Bank operating expenses	–	–	–	–	(61)	–	–	(61)
Acquisition costs (a)	(2,855)	(3,382)	(316)	–	–	–	16	(6,536)
Amortization of the value of purchased business in force and of other intangible assets	(558)	–	–	–	–	–	–	(558)
Administrative expenses	(3,017)	(1,961)	(322)	(2,807)	(295)	(401)	207	(8,596)
Change in tangible assets impairment	(4)	(1)	3	–	–	–	–	(3)
Change in goodwill impairment	(70)	–	–	–	–	–	–	(70)
Other income and expenses	(17)	12	18	(18)	(101)	(78)	103	(81)
Other operating income and expenses	(72,214)	(18,259)	(4,096)	(2,825)	(457)	(479)	492	(97,839)
Income from operating activities before tax	3,525	2,368	256	1,029	44	(103)	(363)	6,756
Income arising from investments in associates – Equity method	10	3	1	–	6	–	–	21
Financing debts expenses (b)	(119)	(11)	(30)	(21)	(20)	(644)	363	(481)
Operating income before tax	3,417	2,361	227	1,008	30	(747)	–	6,296
Income tax (a) (b)	(844)	(566)	(41)	(280)	–	242	–	(1,490)
Net operating result	2,573	1,795	186	727	30	(506)	–	4,806
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	2,573	1,795	186	727	30	(506)	–	4,806
Split between:
Net income Group share	2,404	1,737	184	411	82	(500)	–	4,318
Minority interests share in net consolidated result	169	58	2	317	(52)	(5)	–	488
(a)  As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.
(b) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.

							(in Euro million)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies (a)	Inter- segment eliminations	TOTAL
Gross written premiums	41,111	17,903	3,314	–	–	–	(176)	62,152
Fees and charges relating to investment contracts with no participating features	417	–	–	–	–	–	–	417
Revenues from insurance activities	41,529	17,903	3,314	–	–	–	(176)	62,570
Net revenues from banking activities	–	–	–	–	404	(1)	(17)	386
Revenues from other activities	824	42	159	3,378	–	–	(329)	4,074
Total revenues	42,353	17,945	3,473	3,378	404	(1)	(522)	67,030
Change in unearned premiums net of unearned revenues and fees	(131)	(250)	318	–	–	–	(41)	(104)
Net investment income	11,186	1,320	347	15	98	337	(361)	12,941
Net realized investment gains and losses	2,492	487	175	4	6	119	–	3,282
Change in fair value of financial instruments at fair value through profit & loss (a)	12,080	113	2	3	44	288	–	12,529
Change in financial instruments impairment	(264)	(124)	(22)	–	(10)	(23)	–	(444)
Net investment result excluding financing expenses	25,494	1,795	500	22	138	720	(361)	28,308
Technical charges relating to insurance activities	(58,376)	(11,959)	(2,832)	–	–	–	208	(72,959)
Net result from outward reinsurance	17	(663)	(401)	–	–	–	(15)	(1,063)
Bank operating expenses	–	–	–	–	(104)	–	2	(101)
Acquisition costs	(2,602)	(3,089)	(284)	–	–	–	17	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(468)	–	–	–	–	–	–	(468)
Administrative expenses	(3,002)	(1,717)	(344)	(2,623)	(189)	(269)	237	(7,906)
Change in tangible assets impairment	(3)	(7)	–	–	–	–	–	(10)
Change in goodwill impairment	–	(29)	(7)	–	–	–	–	(36)
Other income and expenses	(266)	3	(6)	4	(112)	(16)	153	(239)
Other operating income and expenses	(64,700)	(17,461)	(3,873)	(2,618)	(405)	(284)	603	(88,739)
Income from operating activities before tax	3,016	2,030	418	781	137	435	(322)	6,495
Income arising from investments in associates – Equity method	10	34	1	–	10	–	–	55
Financing debts expenses (a)	(100)	(22)	(53)	(22)	(18)	(545)	322	(439)
Operating income before tax	2,926	2,041	366	760	129	(110)	–	6,111
Income tax (a)	(971)	(563)	(120)	(178)	(95)	82	–	(1,845)
Net operating result	1,954	1,478	246	582	34	(28)	–	4,266
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	1,954	1,478	246	582	34	(28)	–	4,266
Split between:
Net income Group share	1,826	1,439	244	304	13	(33)	–	3,793
Minority interests share in net consolidated result	129	39	2	277	21	4	–	473
(a) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.

Note 4:

Financial and insurance risk management

All of the following sections form an integral part
of the Group financial statements. They appear
in the “Risk Factors” and “Investment Strategy
and capital resources” sections of this
document as follows:

4.1. Risk Management
organization

Please refer to pages 144 to 145, “Risk factors”
section.

4.2. Market risks
(excluding sensitivity
analysis)

Please refer to pages 146 to 156, “Risk factors”
section.

4.3. Controlling exposure
and insurance risk

Please refer to pages 157 to 161, “Risk factors”
section.

4.4. Credit risk

Please refer to pages 162 to 163, “Risk factors”
section, except for the breakdown of CDSs by
underlying bond rating on page 163.

4.5. Liquidity and capital
resources

Please refer to pages 137 to 142, “Liquidity and
capital resources” section (except for the
“Solvency Margin” paragraph on page 141).

Note 5: Goodwill

5.1. Goodwill

An analysis of goodwill is presented in the table below:

								(in Euro million)
	Gross value December 31, 2006	Accumulated impairment December 31, 2006	Net value December 31, 2006	Gross value December 31, 2005 (a)	Accumulated impairment December 31, 2005	Net value December 31, 2005	Gross value December 31, 2004	Accumulated impairment December 31, 2005	Net value December 31, 2005
Winterthur Framlington	2,762 87	– –	2,762 87	– 142	– –	– 142	– –	– –	– –

Seguro Directo	31	–	31	31	–	31	–	–	–
MONY	220	–	220	246	–	246	351	–	351
AXA Equity & Law	385	–	385	377	–	377	366	–	366
AXA Financial, Inc.	2,885	–	2,885	3,223	–	3,223	2,790	–	2,790
Alliance Capital	337	–	337	376	–	376	325	–	325
Sanford C. Bernstein	3,237	–	3,237	3,299	–	3,299	2,670	–	2,670
SLPH (AXA UK Holdings)	1,541	–	1,541	1,525	–	1,525	1,474	–	1,474
Nippon Dantaï (AXA Japan)	1,225	64	1,161	1,343	70	1,273	1,334	–	1,334
AXA China Region	246	–	246	274	–	274	236	–	236
Guardian Royal Exchange (excluding Albingia)	349	–	349	344	–	344	338	–	338
Guardian Royal Exchange (Albingia)	346	–	346	346	–	346	346	–	346
Royale Belge	547	33	514	547	33	514	547	33	514
UAP	631	–	631	534	–	534	522	–	522
Sterling Grace	130	–	130	142	–	142	130	–	130
AXA Aurora	120	–	120	120	–	120	120	–	120
MLC	116	–	116	–	–	–	–	–	–
IPAC	191	–	191	109	–	109	100	–	100
AXA Investment Managers (including AXA Rosenberg)	112	–	112	117	–	117	102	–	102
Others	683	14	669	576	7	568	492	7	485
TOTAL	16,181	112	16,070	13,670	111	13,559	12,244	40	12,204
Of which:
Life and Savings	7,935	64	7,871	6,736	70	6,666	6,354	–	6,354
Property and Casualty	3,632	35	3,597	2,090	35	2,055	2,021	35	1,986
International Insurance	15	12	3	20	5	15	20	5	15
Asset Management	4,505	–	4,505	4,733	–	4,733	3,781	–	3,781
Others	94	–	94	91	–	91	68	–	68
(a) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantail acquisition, goodwill was reduced by an equivalent amount (€70 million).

Cumulative amortization booked under French
GAAP at December 31, 2003 is deducted from
the gross value. Goodwill presented in the
tables above also includes the balancing entry
for the revaluation of minority interests relating
to buyout commitments recognized as liabilities
under the “Minorities in controlled funds and
other minority interests buy out commitments”
caption.

– The amounts relating to the puts owned by
minority shareholders in Sanford C. Bernstein
and presented in the Sanford C. Bernstein

item of the table above totaled €785 million at
December 31, 2006 (€559 million at
December 31, 2005, €298 million at
December 31, 2004 and €508 million at
January 2004).

– Goodwill relating to puts owned by minority
shareholders in former Winterthur subsidiaries
in Central Europe and presented in the
Winterthur item of the above table were
recorded on the Group’s balance sheet at
December 31, 2006 in an amount of €71 million
following the Winterthur acquisition.

5.2. Change in goodwill

5.2.1. Goodwill – Change in gross value

						(in Euro million)
	Gross value January 1, 2006 (a)	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (b)	Gross value December 31, 2006 (a)
Winterthur	–	2,762	–	–	–	–	2,762
Framlington	142	–	–	–	(54)	–	87
Seguro Directo	31	–	–	–	–	–	31
MONY	246	–	–	–	(26)	–	220
AXA Equity & Law	377	–	–	–	8	–	385
AXA Financial, Inc.	3,223	–	–	–	(338)	–	2,885
Alliance Capital	376	–	–	–	(39)	–	337
Sanford C. Bernstein	3,299	–	–	–	(360)	298	3,237
SLPH (AXA UK Holdings)	1,525	–	–	–	17	(1)	1,541
Nippon Dantaï (AXA Nichidan)	1,343	–	–	–	(118)	–	1,225
AXA China Region	274	–	–	–	(28)	–	246
Guardian Royal Exchange (excluding Albingia)	344	–	–	–	4	–	349
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	534	92	–	–	5	–	631
Sterling Grace	142	–	–	–	(12)	–	130
AXA Aurora	120	–	–	–	–	–	120
MLC	–	121	–	–	(6)	–	116
IPAC (c)	109	86	–	(1)	(3)	–	191
AXA Investment Managers (including AXA Rosenberg)	117	5	–	–	(10)	–	112
Others	576	122	(1)	3	(38)	20	683
TOTAL	13,670	3,189	(1)	2	(943)	264	16,181
Of which:
Life and Savings	6,736	1,653	–	(1)	(457)	5	7,935
Property and Casualty	2,090	1,518	(1)	–	5	20	3,632
International Insurance	20	–	–	–	(0)	(5)	15
Asset Management	4,733	19	–	–	(490)	244	4,505
Others	91	–	–	3	(1)	–	94
(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.
(b) Including the impact of exercises and revaluations of minority interests buyout commitments. (c) Including €82,8 million due to the acquisition of Tynan Mackenzie.

						(in Euro million)
	Gross value January 1, 2005 (a)	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (b)	Gross value December 31, 2005 (a)
Framlington	–	142	–	–	(0)	–	142
Seguro Directo	–	31	–	–	–	–	31
MONY	351	–	(152)	1	46	–	246
AXA Equity & Law	366	–	–	–	11	–	377
AXA Financial, Inc.	2,790	–	–	–	433	–	3,223
Sanford C. Bernstein	2,670	–	–	–	426	203	3,299
Alliance Capital	325	–	–	–	51	–	376
SLPH (AXA UK Holdings)	1,474	–	–	–	51	–	1,525
Nippon Dantaï (AXA Nichidan)	1,334	–	–	–	9	–	1,343
AXA China Region	236	–	–	–	38	–	274
Guardian Royal Exchange (excluding Albingia)	338	–	–	–	6	–	344
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	522	4	–	–	8	–	534
Sterling Grace	130	–	–	–	12	–	142
AXA Aurora	120	–	–	–	–	–	120
IPAC	100	–	–	–	9	–	109
AXA Investment Managers (including AXA Rosenberg)	102	–	–	–	15	–	117
Others	492	12	–	9	40	22	576
TOTAL 2005	12,244	189	(152)	9	1,153	225	13,670
TOTAL 2004	12,363	740	(21)	6	(632)	(210)	12,244

TOTAL 2005	12,244	189	(152)	9	1,153	225	13,670
Of which:
Life and Savings	6,354	–	(152)	3	531	(0)	6,736
Property and Casualty	2,021	36	–	6	27	–	2,090
International Insurance	20	–	–	–	–	(1)	20
Asset Management	3,781	153	–	–	595	203	4,733
Others	68	–	–	–	–	23	91
(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.
(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

5.2.2. Goodwill – Change in impairment

(in Euro million)
	Gross value January 1, 2006	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes	Gross value December 31, 2006
Winterthur	–	–	–	–	–	–	–	–
Framlington	–	–	–	–	–	–	–	–
Seguro Directo	–	–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan)	70	–	–	–	–	(6)	–	64
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
MLC	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	7	14
TOTAL	111	–	–	–	–	(6)	7	112
Of which:
Life and Savings	70	–	–	–	–	(6)	–	64
Property and Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	7	12
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

(in Euro million)
	Gross value January 1, 2005	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes	Gross value December 31, 2005
Framlington	–	–	–	–	–	–	–	–
Seguro Directo	–	–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan)	–	–	–	–	–	–	70	70
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	–	7
TOTAL 2005	40	–	–	–	–	–	70	111
TOTAL 2004	–	33	6	–	–	–	1	40

TOTAL 2005	40	–	–	–	–	–	70	111
Of which:		–	–	–	–	–	–	–
Life and Savings	–	–	–	–	–	–	70	70
Property and Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

5.3. Other information
relating to goodwill

Goodwill is mainly attributable to the following
business combinations and entities:

Acquisition of Winterthur (2006)

On 14 June 2006, AXA announced the signature
of an agreement with the Credit Suisse Group
for AXA to buy 100% of Winterthur for a
CHF12.3 billion (€7.9 billion) consideration
in cash.

In addition, AXA refinanced CHF1.1 billion
(€0.7 billion) of loans granted by Crédit Suisse
Group to Winterthur.

On December 22, 2006, AXA completed its
acquisition of Winterthur after receiving all
regulatory authorizations.

Income from Winterthur’s activities between
December 22, 2006 and December 31, 2006
was regarded as immaterial with respect to the
AXA group’s consolidated income. The
acquisition balance sheet was prepared on the
basis of December 31, 2006 figures.

The Group financed this transaction with a
balanced mix of equity and debt. It raised
€4.1 billion cash through a share capital
increase in early July 2006, and a further
€3.8 billion through issues of deeply
subordinated debts in July, October and
December in Euro, sterling, Australian and US
dollars (see note 13).

The Winterthur acquisition led to the recognition
of €2,691 million of goodwill, excluding the
goodwill related to put options held by minority
shareholders of Winterthur’s former subsidiaries
in Central Europe (see note 5.1). The goodwill
arising from the Winterthur acquisition breaks
down as follows:

Acquisition cost:

(in Euro million)
Cash paid	7,858
Cost attributable	8
TOTAL	7,866

Assets and liabilities on the acquisition date totaled:

		(in Euro million)
	Fair value of assets and liabilities
Intangible assets	3,512
Deferred acquisition costs and equivalent	284
Investments	101,321
Other assets	8,121
Assets held for sale and relating to discontinued operations	3,150
TOTAL ASSETS (excluding goodwill)	116,389
Liabilities arising from insurance and investment contracts	98,017
Provisions for risks and charges	1,125
Others payables	10,258
Liabilities held for sale or relating to discontinued operations	1,812
TOTAL LIABILITIES	111,212
Net acquired asset value	5,177
Goodwill (a)	2,762
(a) Includes €71 million relating to put options held by minority shareholders of Winterthur’s former subsidiaries in Central Europe and excluding €133 million of goodwill related to the US Property & Casualty business held for sale (see below in this note).

Acquired assets and liabilities were previously
valued using US GAAP. They were adjusted to
fair value in the opening balance sheet and
integrated with the group’s financial statements
at year-end based on the AXA IFRS accounting
policies.

Intangible assets totaling €3,468 million
gross (€2,462 million net) were identified.
They include:

– €2,327 million gross (€1,653 million net)
relating to the value of purchased business
inforce, consisting of the present value of
future profits on contracts already inforce at

the acquisition date. The present value of
future profits takes into consideration the cost
of capital and is estimated using actuarial
assumptions based on projections made at
purchase date but also using a discount rate
that includes a risk premium,

– a customer relationships intangible, only
recognized if it can be measured reliably. For
both life and non-life activities, this value
represents the value of future cash flows
expected from renewals and the cross-selling
of new products to customers known and
identified at the time of the acquisition. The
total life and non-life value of this customer

relationships intangible recognized in the
opening balance sheet was €1,141 million
gross (€809 million net). In the Property &
Casualty business, these projections include
assumptions regarding claims, expenses and
financial revenues. For Life & Savings, it is
estimated on the basis of the new business
value when the portion relating to customers
with inforce policies can be identified,
measured and recognized separately.

All of these future cash flows have been
measured without distinguishing the marketing
resources (distribution channels, brand etc.)
through which they are expected to be secured,
in order to ensure consistency with insurance
industry practices, particularly as regards VBI,
and also to avoid the recognition of redundant
intangible assets. This method of measuring
intangible assets is consistent with the method
used when assessing the appraisal value.

In line with accounting practices in force before
the adoption of IFRS, which may continue to be
applied under IFRS 4, expected flexible
premiums relating to purchased business in
force are recognized in the “Value of purchased
life business inforce” item.

These intangible assets are amortized over the
residual life of the contracts.

The residual goodwill mainly represents
expected synergies, especially cost cuttings
and other customer-related items that could
not be measured reliably or recognized
separately.

The opening balance sheet no longer
contains deferred acquisition costs relating to
the Life & Savings business, since their fair
value was nil at acquisition date. In accordance
with practices used in past acquisitions,
and based on previously used accounting
methods that are still permitted under IFRS
for insurance contracts, deferred acquisition
costs relating to Property & Casualty have
been maintained on the balance sheet.
The value of unearned premiums net of these
costs represents an estimate of the fair value
of these liabilities.

Acquired assets and liabilities have been
reclassified, not only so that they can be
presented according to the Group’s IFRS
principles, but also to take account of
its intention to sell Winterthur’s Property &
Casualty operations in the United States
(see below).

Winterthur group’s estimated IFRS
revenues from insurance operations
and consolidated net income for 2006
Estimates of 2006 revenues and consolidated
net income for the acquired Winterthur
group assume the acquisition took place
at January 1, 2006:

– Estimated revenues total €14,477 million
(excluding Winterthur’s US Property &
Casualty subsidiary).

– Estimated net income totals €530 million,
including some non-recurring items (sale of
the healthcare and Weaver portfolios, one-off
increase in technical liabilities booked by
Winterthur in 2006, one-off tax gains or losses
etc.).

These figures are estimates based on US GAAP
financial statements prepared by the previous
owner. This information is not necessarily
indicative of the results that could have been
achieved within the AXA group if the acquisition
had actually taken place on January 1, 2006. In
particular, the information does not factor in any
synergies, nor does it provide an indication of
future results.

The retrospective computation of
Winterthur’s consolidated net income takes
into account:

– the exclusion of net income from the US
Property & Casualty business that is held for
sale (see below) and

– entries relating to the amortization of
purchase GAAP items, including in particular
the cancellation of almost all net gains and
losses realized during the period and
amortization of newly generated intangible
assets.

Assets and liabilities held for sale
In June 2006, when AXA announced the
acquisition of Winterthur, the group also stated its

intention to carry out a strategic review of its
entire interest in Winterthur’s US Property &
Casualty subsidiary. A binding offer was signed
on January 4, 2007 with Australian insurer QBE
and the transaction is expected to close in
the second quarter of 2007. Assets and
liabilities related to this business were restated
at fair value net of costs to sell and classified
within items held for sale in the opening balance
sheet.

Inforce), making a total of €309 million
(net of tax).

Acquisition of Citadelle (2006)
On November 29, 2005, AXA Canada announced
that it had reached an agreement with Winterthur
Canada Financial Corporation to acquire its main
asset, i.e. La Citadelle Compagnie
d’assurances générales (“Citadelle”). The
acquisition was financed through the AXA
Group’s internal resources and was completed
in March 2006. The purchase price was
€221 million, including goodwill of €99 million.

Buyout of minorities –
AXA Konzern AG (2006)
On May 15, 2006, AXA announced a squeeze-
out operation concerning its German subsidiary

AXA Konzern AG (“AXA Konzern”), enabling it
to acquire the 3.2% of AXA Konzern shares it
did not previously own for €134.54 per
ordinary and preferred share.

The resolution relating to this squeeze-out was
approved in AXA Konzern’s shareholders’
meeting of July 20, 2006. The registration of this
transaction is subject to various procedures
under German law, which were still ongoing at
December 31, 2006.

Previously, and as announced on December 21,
2005, AXA had offered to buy out minorities in AXA
Konzern between January 9 and February 27, 2006
at a price of €129.3 per ordinary and preferred
share. At the end of the offer period, AXA owned
96.8% of AXA Konzern directly and indirectly,
thereby exceeding the 95% threshold required to
initiate a mandatory squeeze-out operation.

Shareholders who tendered their shares to the
offer at €129.30 per share will receive the
mandatory squeeze-out price of €134.54 per
share.

At end-December, the group owned 96.84%
of AXA Konzern, generating goodwill of
€92 million (reported on the UAP line of the
table on page 299).

UNITED STATES PROPERTY AND CASUALTY
(in Euro million)
Goodwill	133
Deferred acquisition costs and equivalent	89
Intangible assets	264
Investments	1,866
Other assets	766
Expenses relating to business disposal	(17)
TOTAL ASSETS	3,101
Liabilities outward of policyholders	1,660
Provisions for risks and charges	47
Other payables	104
TOTAL LIABILITIES	1,812
Net acquired asset value	1,290

Before eliminating the Swiss holding company’s
loan to this subsidiary (€430 million), the net
assets of this business held for sale were
€860 million. All figures are based on the
exchange rate at December 31, 2006.

The total net amount of assets held for sale is
€49 million, excluding Winterthur’s US Property
& Casualty subsidiary.

Acquisition of MLC Hong Kong
and Indonesia (2006)
On May 8, 2006, AXA Asia Pacific Holdings
(AXA APH) announced that it had completed
the acquisition of MLC Hong Kong and
MLC Indonesia. Once the required regulatory
authorizations had been obtained, these
two acquisitions were completed within the
timeframe mentioned when AXA APH
announced its acquisition plan on February 21,
2006. The purchase price was €340 million.
This led to the recognition of €116 million
of goodwill and €194 million of intangible
assets (Value of purchased Business

Buyout of minorities
–Tynan Mackenzie (2006)
On 27 September 2006, AXA Asia Pacific
Holdings (AXA APH) acquired 66.7% of Tynan
Mackenzie for €99 million.

AXA APH had acquired a 33.3% stake in Tynan
Mackenzie in January 2002 for €16 million,
generating initial goodwill of €14 million.

At December 31, 2006, goodwill on this entity
totaled €82.8 million.

Acquisition of Framlington (2005)
On October 31, 2005, AXA Investment
Managers (AXA IM) acquired the Framlington
Group for £207.8 million (€303 million). This
transaction led to the recognition of £130 million
of intangible assets (€189 million before
amortization) and goodwill of £97.2 million
(€142 million).

At December 31, 2006, this goodwill had a net
value of €87 million.

Acquisition of Seguro Directo (2005)
On October 18, 2005, AXA acquired the
insurance company Seguro Directo. The total
transaction consideration was €42 million. This
transaction gave rise to goodwill of €31 million.

At December 31, 2006, the net value of this
goodwill was €31 million.

Acquisition of MONY (2004)
On July 8, 2004, AXA Financial acquired MONY
for U.S.$1.48 billion (€1.3 billion). The total cost of
the transaction was U.S.$1.63 billion, including:

– U.S.$1.55 billion of cash payments for MONY
shares

– U.S. $80 million of transaction costs borne by
AXA Financial.

This transaction gave rise to goodwill of
U.S.$672 million (€541 million) under French
GAAP.

As regards the adoption of IFRS, since the
transaction took place after January 1, 2004,

certain restructuring costs relating to MONY
were deducted from this goodwill figure. The net
goodwill figure therefore became $478 million.

In 2005, AXA Financial sold its Advest Group
Inc. subsidiary (part of the MONY group) for
$400 million. This transaction reduced the
MONY goodwill by $189 million (€152 million).

As a result, at December 31, 2006, the MONY
goodwill had a net book value of €220 million.

Financial reorganization of
AXA Equity & Law – AXA UK (2001)
As a result of AXA Equity & Law’s financial
reorganization, AXA acquired a portion of the
surplus assets held in the participating (“With-
Profit”) fund and related future benefits based
on the percentage of policyholders who elected
in favor of the plan.

This acquisition was carried out via the payment
of an incentive bonus of approximately
£260 million plus £18 million of direct expenses
associated with the transaction (a total of
approximately €451 million based on the
average £/€ exchange rate for the period).

At January 1, 2004, the net book value of
this goodwill was €361 million under
French GAAP. With the adoption of IFRS,
the goodwill was adjusted for unrealized foreign
exchange gains and losses, since goodwill
must be recorded in the local currency of the
acquired entity. The new goodwill figure
became £255 million.

At December 31, 2006, this goodwill had a net
value of €385 million.

Minority interest buyout
–AXA Financial (2000)
The aggregate purchase consideration was
€11,213 million and included the following
items:

– €3,868 million financed by a capital increase,
representing the value of the 25.8 million
ordinary shares issued by AXA at a price of
€149.90 per share at December 22, 2000, the
closing date of the initial offer period and
before the 4-for-1 stock split,

– €7,316 million in cash relating to the cost of
settling or exchanging outstanding employee
share options of AXA Financial, as well as fees
and direct transaction costs.

Based on the carrying value as at December 31,
2000 of the net assets acquired (€3,913 million),
the goodwill amounted to €7,301 million.
In accordance with article D248-3 of the
decree dated January 17, 1986 and with
recommendations issued by the “Commission
des Opérations de Bourse” (French stock
market regulator) in its bulletin 210 of January
1988, the excess purchase price of
€2,518 million was charged directly to
consolidated retained earnings and reserves; i.e.
the entire excess purchase price multiplied by
the ratio of the aggregate purchase
consideration financed by the capital increase.
The remaining €4,782 million goodwill was
recorded as an asset.

At January 1, 2004, the net book value of this
goodwill was €4,100 million under French
GAAP. With the adoption of IFRS, the goodwill
was adjusted for unrealized foreign exchange
gains and losses, since goodwill must be
recorded in the local currency of the acquired
entity. The new goodwill figure became
$3,801 million.

At December 31, 2006, this goodwill had a net
value of €2,885 million.

Sanford C. Bernstein Transaction
(2000)
The total purchase price was U.S.$3.5 billion
(€4.0 billion) and consisted of U.S.$1.5 billion
in cash and 40.8 million newly issued private
units of Alliance Capital. The cash was funded
by AXA Financial through a financing agreement
whereby, in June 2000, AXA Financial purchased
units in the limited partnership Alliance Capital
Management L.P. for an aggregate purchase
price of $1.6 billion. Following this acquisition,
Alliance Capital was renamed AllianceBernstein.
Goodwill totaled €583 million relating to
the capital increase plus €3,689 million
with respect to the acquisition of
Sanford C. Bernstein operations, making a total
of €4,272 million.

At January 1, 2004, the net book value of this
goodwill was €2,256 million under French GAAP.
With the adoption of IFRS, this figure became
$3,490 million due to the adjustment of the
exercised puts (see below).

In connection with this acquisition, AXA Financial
agreed in 2000 to ensure the liquidity of new
AllianceBernstein units distributed to the former
shareholders of Sanford C. Bernstein over an
eight-year period following a two-year lock-out
period. Not more than 20% of the original units
issued to former Sanford Bernstein shareholders
may be put to AXA Financial in any one annual
period.

The estimated exercise value of these
commitments to minority interests is recognized
on the balance sheet under “Minorities in
controlled funds and other commitments to buy
out minority interests”. This value is revised every
year depending on exercised puts and the
change in the value of residual commitments,
with a balancing entry to goodwill. The value of
the liability on the balance sheet was
€895 million at January 1, 2004, €494 million at
December 31, 2004 after the exercise of two
puts, €789 million at December 31, 2005 and
€1,003 million at December 31, 2006. The
goodwill recorded as a balancing entry for the
revaluation of the liability was €508 million at
January 1, 2004, €298 million at December 31,
2004 after the exercise of two puts and
€559 million at December 31, 2005 and
€785 million at December 31, 2006.

At December 31, 2006, this goodwill had a net
value of €3,237 million.

Buyout of minorities – Sun Life &
Provincial Holdings (renamed
AXA UK Holdings)
The total cost of the acquisition of the 44%
minority interests in Sun Life & Provincial
Holdings (SLPH) amounted to £2.3 billion
(approximately €3.7 billion). The goodwill
recorded was €1,971 million.

At January 1, 2004, the net book value of this
goodwill was €1,660 million under French
GAAP. With the adoption of IFRS, the goodwill

was adjusted for unrealized foreign exchange
gains and losses, since goodwill must be
recorded in the local currency of the acquired
entity. The new goodwill figure is made up
of £959 million relating to UK entities,
US$114 million relating to US entities and
€31 million relating to French entities.

At December 31, 2006, this goodwill had a net
value of €1,541 million.

AXA Nichidan
(renamed AXA Life Japan) (2000)
The valuation of the assets transferred by AXA
and the shareholders of Nippon Dantaï to the
new joint entity, AXA Nichidan Holding, together
with the two cash contributions made by AXA to
increase AXA Nichidan’s capital generated a
goodwill of €1,856 million. Following the 2001
revaluation of an intangible asset that decreased
the opening shareholders’ equity by
€130 million (group share), goodwill was
increased.

At January 1, 2004, the net book value of
this goodwill was €1,408 million under
French GAAP. No adjustment was made relating
to the adoption of IFRS. The net value of
this goodwill in local currency terms is
JPY 181,521 million.

In 2005, following a new estimate of the
deferred tax assets recorded at the time of the
Nippon Dantaï acquisition, an equivalent amount
(€70 million) was deducted from goodwill.

At December 31, 2006, the net value of this
goodwill was €1,161 million.

Buyout of minorities
–AXA China region (2000)
The total transaction (buyout of 26% minority
interests) amounted to €519 million and
resulted in a goodwill of €300 million.

At January 1, 2004, the net book value of this
goodwill was €253 million under French GAAP.
With the adoption of IFRS, the goodwill was
adjusted for unrealized foreign exchange gains
and losses, since goodwill must be recorded

in the local currency of the acquired entity. The
new goodwill figure became HKD 2,510 million.

At December 31, 2006, this goodwill had a net
value of €246 million.

Guardian Royal Exchange (1999)
The acquisition of GRE (Guardian Royal
Exchange) in 1999 resulted in a goodwill of
€1,138 million.

The goodwill relating to the English, Irish and
Portuguese Property & Casualty subsidiaries
was mainly due to a significant deficiency in
insurance claims reserves, and was impaired in
1999 for €446 million (€259 million net group
share), representing the deficiency observed in
the opening reserves.

Following a review of the risks insured and the
resulting additional technical reserves booked in
2000, the opening shareholders’ equity of the
British entities of the former GRE group was
revised and, therefore, goodwill modified (at
December 31, 2000, gross goodwill was
€1,261 million and net goodwill €770 million).

At January 1, 2004, the net book value of this
goodwill was €688 million under French GAAP.
With the adoption of IFRS, the goodwill figure is
made up of £238 million relating to UK entities
and €346 million relating to German entities.

At December 31, 2006, the net value of this
goodwill was €695 million.

Royale Belge (1998)
At December 31, 1999, gross goodwill from the
buyout of the 51% minority interests of Royale
Belge amounted to €1,007 million, of which
€337 million was charged directly to retained
earnings and reserves.

At January 1, 2004, the net book value of this
goodwill was €547 million under French GAAP.
With the adoption of IFRS, this goodwill became
€565 million.

In 2004, goodwill was written down by
€33 million in relation to the Netherlands P&C

business. Goodwill was reduced by a further
€18 million following the disposal of Unirobe in
early 2004.

At December 31, 2006, this goodwill had a net
value of €514 million.

UAP (1997)
In 1997, AXA acquired UAP, and goodwill
of €1,863 million was booked, of which
€1,641 million was charged directly to retained
earnings and reserves. As a result of purchase
accounting adjustments made in 1998 and
in 1999, the total goodwill increased to
€1,866 million at December 31, 1999, of which
€1,584 million represented the amount charged
directly to retained earnings and reserves.

In 2003, following the release of a provision
booked when the Group acquired German

activities in 1997 and which took place after the
Group sold its stake in Colonia Re JV to General
Re, exceptional amortization of €57 million was
recognized.

At January 1, 2004, the net book value of this
goodwill was €293 million under French GAAP,
including net goodwill relating to AXA Colonia.
With the adoption of IFRS, additional goodwill of
£178 million was booked following the write-off
of portfolio value on investment contracts
without discretionary participating features by
the UK Life & Savings subsidiary. The new
goodwill figure is made up of €265 million
relating to French, German and Belgian entities
and £183 million relating to UK entities.

At December 31, 2006, the net book value of the
goodwill was €631 million.

Note 6:
Value of purchased life business inforce

The change in Value of Business Inforce (“VBI”) in the Life & Savings segment was as follows:

			(in Euro million)
	2006	2005	2004
Gross carrying value as at January 1	5,760	5,474	5,005
Accumulated amortization and impairment	(2,444)	(1,821)	(1,414)
Shadow accounting on VBI	(694)	(530)	(380)
Net carrying value as at January 1	2,623	3,123	3,210
Increase following Life portfolio acquisitions	–	–	–
Decrease following Life portfolio disposals	–	–	–
Increase following new subsidiaries’ acquisitions	2,575	–	694
Decrease following subsidiaries’ disposals	–	–	–
Decrease following the transfer of portfolios to the “held for sale” category	–	–	–
Impacts on VBI of changes in scope and portfolios transfers	2,575	–	694
VBI capitalization	7	8	–
Capitalized interests	138	155	56
Amortization and impairment for the period (a)	(428)	(722)	(524)
Changes in VBI amortization, capitalization and impairment	(282)	(558)	(468)
Change in shadow accounting on VBI	291	(161)	(163)
Currency translation	(123)	180	(149)
Other changes	(33)	38	(0)
Net carrying value as at December 31	5,050	2,623	3,123
Gross carrying value as at December 31	8,130	5,760	5,474
Accumulated amortization and impairment	(2,686)	(2,444)	(1,821)
Shadow accounting on VBI (a)	(394)	(694)	(530)
(a) Includes the amortization charge for the period, any losses of value and, exceptionally in 2004, capitalized interests relating to the United States and Japan.

In 2006, the €2,575 million increase in VBI
following new subsidiaries’ acquisitions consists
of €2,327 million relating to Winterthur and
€248 million relating to MLC Hong Kong. The
€694 million increase in 2004 corresponded to
the acquisition of MONY in the United States.

In 2005, amortization included an exceptional charge of €219 million in Japan, reflecting a change in future financial assumptions.

Note 7:
Deferred acquisition costs and
similar costs

7.1. Breakdown of deferred acquisition costs (DAC)
and similar

			(in Euro million)
	December 31, 2006	December 31, 2005 (c)	December 31, 2004 (c)
Net deferred acquisition costs relating to Life & Savings (a) (c)	13,653	13,249	11,040
Net rights to future managements fees (b)	1,152	960	692
Shadow accounting on DAC	(606)	(889)	(767)
Deferred acquisition costs and similar costs relating to Life & Savings	14,199	13,320	10,965
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,697	1,447	1,354
Net deferred acquisition costs and similar costs	15,896	14,767	12,319
(a) Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4. Amounts net of accumulated amortization.
(b) Applicable to investment contracts with no discretionary participation features.
(c) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

The increase in deferred acquisition costs and
equivalent in the Property & Casualty and
International Insurance businesses was mainly
due to the Winterthur acquisition (€284 million).

In accordance with practices used in past
acquisitions, and based on previous accounting

methods that are still authorized under IFRS for
insurance contracts, deferred acquisition costs
in the Winterthur’s Property & Casualty business
have been maintained on the balance sheet. The
value of unearned premiums net of these costs
represents an estimate of the fair value of these
Property & Casualty liabilities.

7.2. Rollforward of deferred acquisition costs
and similar – Life & Savings

Changes in deferred acquisition costs and similar costs for Life & Savings were as follows:

					(in Euro million)
	2006		2005		2004
	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs(a) (d)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs(a) (d)	Rights to future management fees (b)
Life & Savings deferred acquisition costs and similar costs net carrying value as at January 1	12,360	960	10,273	692	10,260	499
Decrease following Life portfolio disposals	–	–	–	–	–	–
Increase following new subsidiaries acquisitions	–	–	–	–	–	–
Decrease following subsidiaries disposals	–	–	–	–	–	–
Decrease following the transfer of portfolios to the “held for sale” category	–	–	–	–	–	–
Impact of changes in scope and portfolios transfers	–	–	–	–	–	–
Amortization and impairment for the period (c) (d)	(1,961)	(92)	(1,648)	(60)	(973)	(47)
Capitalized interests for the period	639	–	602	–	109
DAC and similar costs capitalization for the period	2,531	265	2,251	309	2,207	250
Changes in amortization, capitalization and impairment	1,209	173	1,206	249	1,342	203
Shadow accounting on DAC	262		(86)		(157)
Currency translation	(833)	19	915	19	(485)	(9)
Other changes (d)	48	–	53	(1)	(688)	(1)
Life & Savings deferred acquisition costs and similar costs net carrying value as at December 31	13,047	1,152	12,360	960	10,273	692
TOTAL	14,199		13,320		10,965
DAC = Deferred Acquisition Costs.
(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.
(b) Applicable to investment contracts with no discretionary participation features.
(c) Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004, capitalized interest relating to the USA and Japan.
(d) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

7.3. Deferred acquisition costs and similar costs,
net of amortization, unearned revenue reserves
and unearned fee reserves – Life & Savings

The value of Life & Savings deferred acquisition costs and similar costs, net of amortization,	unearned revenue reserves and unearned fee reserves, was as follows:

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)
DAC net of amortization (c)	13,047	1,152	12,360	960	10,273	692
of which shadow DAC	(606)	–	(889)	–	(767)	–
Unearned revenue reserves (URR) (c)	1,741	339	1,532	194	1,476	93
of which shadow URR	(291)	–	(431)	–	(298)	–
DAC net of amortization and URR	11,306	813	10,828	766	8,796	599
TOTAL for all types of contracts	12,119		11,594		9,396
DAC = Deferred Acquisition Costs.
(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.
(b) Applicable to investment contracts with no discretionary participation features (IAS 39).
(c) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

Note 8:

Other intangible assets

8.1. Breakdown of other intangible assets

Other intangible assets (€2,350 million at December 31, 2006, including €1,185 million from
Winterthur) mainly included:

					(in Euro million)
	Gross value	Accumulated amortization	Impairment	Net Value December 31, 2006	Net Value December 31, 2005	Net Value December 31, 2004
Software capitalized	1,470	(1,039)	(1)	430	392	419
Intangible assets recognized in business combinations	1,857	(32)	(8)	1,817	599	122
Other assets incorporels	182	(80)	–	103	83	56
TOTAL intangible assets	3,509	(1,151)	(9)	2,350	1,074	597

8.2. Breakdown of intangible assets recognized
in business combinations

		(in Euro million)
	December 31, 2006
	Gross value	Accumulated amortization	Impairment	Net Value
Winterthur	1,142	–	–	1,142
AXA Investment Managers (including AXA Rosenberg)	273	(8)	–	265
Citadel	20	(2)	–	18
MONY	110	(22)	(8)	81
Others	313	(1)	–	312
TOTAL	1,857	(32)	(8)	1,817

8.3. Change in intangible assets recognized
in business combinations

								(in Euro million)
					2006
	Net value at January 1st	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31
Winterthur	–	1,142	–	–	–	–	–	–	1,142
AXA Investment Managers (including AXA Rosenberg)	182	–	78	–	–	–	–	5	265
Citadel	–	19	–	–	–	–	–	(1)	18
MONY	106	–	–	(15)	–	–	–	(10)	81
Others	311	2	–	–	–	–	–	–	312
TOTAL	599	1,163	78	(16)	–	–	–	(7)	1,817

Note 9: Investments

The method for determining the fair value of
investments stated at cost or amortized cost is
as follows:

– For real estate investments, fair value is
usually based on studies conducted by
qualified external appraisers. They are based
on a multi-criteria approach, and their
frequency and terms are based on local
regulations.

– Fair values of mortgages, policy loans and
other loans are estimated by discounting
future contractual cash flows using interest
rates at which loans with similar
characteristics and credit quality would be

originated. Fair values of doubtful loans are
limited to the estimated fair value of the
underlying collateral, if lower than the
estimated discounted cash flows.

– In other cases, fair value is estimated based
on financial and other information available in
the market, or estimated discounted cash
flows, including a risk premium.

Estimated fair values do not take into account
supplemental charges or reductions due to
selling costs that may be incurred, nor the tax
impact of realizing unrealized capital gains and
losses.

9.1. Breakdown of investments

Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39	(excluding macro hedging derivatives and other derivatives). Details of the effect of derivatives are provided in section 19.3.

							(in Euro million)
	December 31, 2006
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	18,218	13,243	2.27%	731	548	3.36%	18,949	13,791	2.30%
Investment properties at fair value through profit & loss (c)	5,364	5,364	0.92%	608	608	3.73%	5,972	5,972	1.00%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investments property	23,582	18,608	3.19%	1,339	1,156	7.09%	24,921	19,763	3.30%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	241,258	241,258	41.40%	5,645	5,645	34.64%	246,903	246,903	41.22%
Fixed maturities at fair value through profit and loss (c)	49,591	49,591	8.51%	182	182	1.11%	49,772	49,772	8.31%
Fixed maturities held for trading	94	94	0.02%	1,203	1,203	7.38%	1,297	1,297	0.22%
Non quoted fixed maturities (amortized cost)	10	10	–	1	1	0.01%	11	11	–
Fixed maturities	290,953	290,953	49.93%	7,031	7,031	43.15%	297,984	297,984	49.74%
Equity securities available for sale	35,604	35,604	6.11%	2,733	2,733	16.77%	38,337	38,337	6.40%
Equity securities at fair value through profit and loss (c)	22,050	22,050	3.78%	123	123	0.75%	22,173	22,173	3.70%
Equity securities held for trading	142	142	0.02%	332	332	2.04%	474	474	0.08%
Equity securities	57,797	57,797	9.92%	3,187	3,187	19.56%	60,984	60,984	10.18%
Non controlled investment funds available for sale	4,599	4,599	0.79%	226	226	1.39%	4,825	4,825	0.81%
Non controlled investment funds at fair value through profit and loss (c)	2,319	2,319	0.40%	155	155	0.95%	2,474	2,474	0.41%
Non controlled investment funds held for trading	80	80	0.01%	33	33	0.20%	113	113	0.02%
Non controlled investment funds	6,998	6,998	1.20%	414	414	2.54%	7,412	7,412	1.24%
Other assets held by controlled investment funds designated as at fair value through profit and loss	3,144	3,144	0.54%	–	–	–	3,144	3,144	0.52%
Macro hedge and speculative derivatives	(175)	(175)	–	875	875	5.37%	701	701	0.12%
Financial investments	358,718	358,718	61.56%	11,507	11,507	70.62%	370,225	370,225	61.80%
Loans held to maturity	–	–	–	–	–	–	–	–	–
Loans available for sale	824	824	0.14%	26	26	0.16%	850	850	0.14%
Loans designated as at fair value through profit and loss (c)	378	378	0.06%	2,768	2,768	16.99%	3,146	3,146	0.53%
Loans held for trading	–	–	–	227	227	1.39%	227	227	0.04%
Mortgage loans	13,175	13,077	2.24%	13	13	0.08%	13,188	13,090	2.19%
Other loans (a)	14,630	14,577	2.50%	592	591	3.63%	15,222	15,168	2.53%
Macro hedge and speculative derivatives	–	–	–	8	8	0.05%	8	8	–
Loans	29,008	28,856	4.95%	3,632	3,632	22.29%	32,641	32,488	5.42%
Assets backing contracts where the financial risk is borne by policyholders	176,562	176,562	30.30%				176,562	176,562	29.47%
FINANCIAL ASSETS	587,870	582,744	100.00%	16,479	16,295	100.00%	604,349	599,039	100.00%
Financial investments and loans (b)	387,726	387,574	66.51%	15,139	15,139	92.91%	402,866	402,713	67.23%
– of which quoted	298,074	298,074	51.15%	9,681	9,681	59.41%	307,755	307,755	51.37%
– of which unquoted	89,653	89,500	15.36%	5,458	5,458	33.49%	95,111	94,958	15.85%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	411,308	406,182	69.70%
Life and Savings	348,961	344,364	59.09%
Property and Casualty	53,598	53,068	9.11%
International Insurance	8,749	8,749	1.50%
(a) Mainly includes policy loans. (b) Excluding investments backing contracts where the financial risk is borne by policyholders. (c) Use of fair value option.

The integration of Winterthur increased total
investments by €101,321 million, including:

– €5,606 million of investment properties,

– €55,315 million of fixed maturities,

– €7,784 million of equities,

– €924 million of non-controlled investment
funds,

– €42 million of other investments held via controlled investment funds, – €13,358 million of loans and, – €18,293 million of assets backing contracts where the risk is borne by policyholders.

								(in Euro million)
	December 31, 2005
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	11,256	7,832	1.71%	357	314	3.12%	11,613	8,146	1.74%
Investment properties at fair value through profit & loss (c)	4,979	4,979	1.08%	–	–	–	4,979	4,979	1.06%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investments in real estate property	16,235	12,810	2.79%	357	314	3.12%	16,592	13,124	2.80%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	189,451	189,451	41.26%	5,739	5,739	56.91%	195,190	195,190	41.59%
Fixed maturities at fair value through profit and loss (c)	43,413	43,413	9.45%	737	737	7.30%	44,150	44,150	9.41%
Fixed maturities held for trading	142	142	0.03%	1,547	1,547	15.34%	1,689	1,689	0.36%
Non quoted fixed maturities (amortized cost)	20	20	–	2	2	0.02%	22	22	–
Fixed maturities	233,027	233,027	50.75%	8,025	8,025	79.58%	241,052	241,052	51.37%
Equity securities available for sale	27,680	27,680	6.03%	571	571	5.67%	28,251	28,252	6.02%
Equity securities at fair value through profit and loss (c)	18,804	18,804	4.09%	48	48	0.48%	18,852	18,852	4.02%
Equity securities held for trading	101	101	0.02%	308	308	3.06%	409	409	0.09%
Equity securities	46,585	46,585	10.14%	928	928	9.20%	47,512	47,513	10.12%
Non controlled investment funds available for sale	3,221	3,221	0.70%	201	201	1.99%	3,422	3,422	0.73%
Non controlled investment funds at fair value through profit and loss (c)	1,917	1,917	0.42%	73	73	0.73%	1,990	1,990	0.42%
Non controlled investment funds held for trading	195	195	0.04%	22	22	0.22%	217	217	0.05%
Non controlled investment funds	5,333	5,333	1.16%	296	296	2.94%	5,629	5,629	1.20%
Other assets held by controlled investment funds designated as at fair value through profit and loss	1,912	1,912	0.42%	–	–	–	1,912	1,912	0.41%
Macro hedge and speculative derivatives	(209)	(209)	–	198	198	1.97%	(11)	(11)	–
Invested financial assets	286,647	286,647	62.42%	9,447	9,447	93.68%	296,093	296,094	63.09%
Loans held to maturity	–	–	–	1	1	0.01%	1	1	–
Loans available for sale	–	–	–	23	23	0.23%	23	23	–
Loans designated as at fair value through profit and loss (c)	125	125	0.03%	–	–	–	125	125	0.03%
Loans held for trading	–	–	–	248	248	2.46%	248	248	0.05%
Mortgage loans	7,548	7,230	1.57%	(38)	(38)	N/A	7,510	7,192	1.53%
Other loans (a)	11,054	10,977	2.39%	74	74	0.74%	11,129	11,051	2.35%
Macro hedge and speculative derivatives	–	–	–	15	15	0.15%	15	15	–
Loans	18,728	18,332	3.99%	323	323	3.20%	19,051	18,655	3.98%
Assets backing contracts where the financial risk is borne by policyholders	141,410	141,410	30.79%				141,410	141,410	30.13%
FINANCIAL ASSETS	463,020	459,200	100.00%	10,127	10,084	100.00%	473,146	469,284	100.00%
Financial investments and loans (b)	305,375	304,980	66.42%	9,770	9,770	96.88%	315,144	314,749	67.07%
– of which quoted	244,342	244,342	53.21%	8,741	8,741	86.69%	253,083	253,083	53.93%
– of which unquoted	61,032	60,637	13.20%	1,028	1,028	10.20%	62,061	61,665	13.14%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	321,609	317,790	69.21%
Life and Savings	272,271	268,885	58.56%
Property and Casualty	39,892	39,458	8.59%
International Insurance	9,447	9,447	2.06%
(a) Mainly includes policy loans. (b) Excluding investments backing contracts where the financial risk is borne by policyholders. (c) Use of fair value option.

							(in Euro million)
	December 31, 2004
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	10,293	7,683	1.95%	82	61	0.54%	10,375	7,744	2%
Investment properties at fair value through profit & loss (c)	4,550	4,550	1.15%	–	–	–	4,550	4,550	1.1%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investments in real estate property	14,843	12,233	3.10%	82	61	0.54%	14,925	12,294	3.0%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	164,650	164,650	41.76%	6,577	6,577	58.02%	171,227	171,227	42.2%
Fixed maturities at fair value through profit and loss (c)	41,886	41,886	10.62%	1,197	1,197	10.56%	43,083	43,083	10.6%
Fixed maturities held for trading	4	4	–	1,620	1,620	14.29%	1,624	1,624	0.4%
Non quoted fixed maturities (amortized cost)	26	23	0.01%	2	2	0.02%	29	26	–
Fixed maturities	206,566	206,563	52.39%	9,396	9,396	82.89%	215,962	215,959	53.2%
Equity securities available for sale	22,249	22,249	5.64%	642	642	5.66%	22,891	22,891	5.6%
Equity securities at fair value through profit and loss (c)	16,847	16,847	4.27%	39	39	0.34%	16,886	16,886	4.2%
Equity securities held for trading	258	258	0.07%	96	96	0.85%	354	354	0.1%
Equity securities	39,354	39,354	9.98%	777	777	6.85%	40,131	40,131	9.9%
Non controlled investment funds available for sale	2,920	2,920	0.74%	65	65	0.58%	2,985	2,985	0.7%
Non controlled investment funds at fair value through profit and loss (c)	2,093	2,093	0.53%	45	45	0.40%	2,138	2,138	0.5%
Non controlled investment funds held for trading	232	232	0.06%	–	–	–	232	232	0.1%
Non controlled investment funds	5,245	5,245	1.33%	110	110	0.97%	5,355	5,355	1.3%
Other assets held by controlled investment funds designated as at fair value through profit and loss	596	596	0.15%	–	–	–	596	596	0.1%
Macro hedge and speculative derivatives	(242)	(242)	–	536	536	4.73%	294	294	0.1%
Financial investments	251,519	251,516	63.80%	10,820	10,820	95.44%	262,339	262,336	64.7%
Loans held to maturity	2	2	–	–	–	–	2	2	–
Loans available for sale	–	–	–	23	23	0.20%	23	23	–
Loans designated as at fair value through profit and loss (c)	377	377	0.10%	–	–	–	377	377	0.1%
Loans held for trading	–	–	–	258	258	2.28%	258	258	0.1%
Mortgage loans	7,452	7,044	1.79%	21	21	0.18%	7,472	7,065	1.7%
Other loans (a)	10,798	10,690	2.71%	84	78	0.69%	10,882	10,768	2.7%
Macro hedge and speculative derivatives	–	–	–	76	76	0.67%	76	76	0.0%
Loans	18,629	18,114	4.59%	462	456	4.02%	19,091	18,569	4.58%
Assets backing contracts where the financial risk is borne by policyholders	112,387	112,387	28.51%				112,387	112,387	27.7%
FINANCIAL ASSETS	397,379	394,250	100.00%	11,364	11,336	100.00%	408,743	405,586	100.00%
Financial investments and loans (b)	270,148	269,630	68.39%	11,282	11,275	99.46%	281,430	280,905	69.3%
– of which quoted	216,715	216,710	54.97%	10,436	10,436	92.06%	227,151	227,146	56.00%
– of which unquoted	53,432	52,919	13.42%	846	840	7.41%	54,278	53,759	13.25%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	284,992	281,863	71.49%
Life and Savings	243,464	240,741	61.06%
Property and Casualty	34,231	33,825	8.58%
International Insurance	7,297	7,297	1.85%
(a) Mainly includes policy loans. (b) Excluding investments backing contracts where the financial risk is borne by policyholders. (c) Use of fair value option.

9.2. Investment
properties

Investment properties include buildings owned
directly and through consolidated real estate
companies. Investment properties stated at fair
value on the balance sheet mainly consist of
assets backing with-profit contracts. They also

include the unallocated portion of real estate
companies, part of which is used to back unit-
linked contracts in which the financial risk is
borne by policyholders.

Breakdown of the carrying value and fair value of
investment properties at amortized cost,
excluding the impact of all derivatives:

												(in Euro million)
	December 31, 2006					December 31, 2005					December 31, 2004
	Gross value (gross of impair- ment and amorti- zation)	Impair- ment	Accumu- lated impair ment	Carrying value	Fair value	Gross value (gross of impair- ment and amort- ization)	Impair- ment	Accumu- lated impair- ment	Carrying value	Fair value	Gross value (gross of impair- ment and amorti- zation)	Impair- ment	Accumu- lated impair- ment	Carrying value	Fair value

Investment properties at amortized cost
Insurance	14,913	(1,473)	(197)	13,243	18,218	9,650	(1,474)	(345)	7,832	11,256	9,243	(1,325)	(236)	7,683	10,293
Others	565	(17)	–	548	731	319	(5)	–	314	357	78	–	(17)	61	82
All activities	15,478	(1,490)	(197)	13,791	18,949	9,970	(1,479)	(345)	8,146	11,613	9,321	(1,324)	(253)	7,744	10,375

The integration of Winterthur increased the amount of investment properties by €5,606 million, i.e. €5,580 million at amortized cost and €26 million at fair value. €5,489 million	of this increase relates to the insurance business, while €116 million relates to other activities.

Change in impairment and amortization of investment properties at amortized cost
(all activities):

	Impairment – Investment properties			Amortization – Investment properties
	2006	2005	2004	2006	2005	2004
January 1	345	253	325	1,479	1,324	1,274
Increase for the period	19	88	121	219	222	123
Write back following sale or reimbursement	(83)	(88)	(54)	(158)	(91)	(78)
Write back following recovery in value	(57)	(68)	(138)
Others (a)	(28)	(*) 160	(1)	(50)	24	5
December 31	197	345	253	1,490	1,479	1,324
(a) Mainly includes changes in scope of consolidation and the effect of changes in exchange rates.
(*) Of which €100 million relating to investment properties at amortized cost presented net of impairment in 2004.

9.3. Unrealized gains and losses on financial
investments

Excluding the effect of all derivatives, unrealized capital gains and losses on financial	investments not already reflected in income break down as follows:

INSURANCE	December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	234,964	241,652	241,652	8,158	1,470
Non quoted fixed maturities (amortized cost)	10	10	10	–	–
Equity securities available for sale	25,354	35,761	35,761	10,551	144
Non controlled investment funds available for sale	4,188	4,593	4,593	428	24
(a) Net of impairment – including premiums/discounts and cumulative amortization. (b) Net of impairment (details in note 9.8).

OTHER ACTIVITIES	December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	5,697	5,645	5,645	5	57
Non quoted fixed maturities (amortized cost)	1	1	1	–	–
Equity securities available for sale	2,450	2,744	2,744	295	–
Non controlled investment funds available for sale	225	226	226	1	–
(a) Net of impairment – including premiums/discounts and cumulative amortization. (b) Net of impairment (details in note 9.8).

TOTAL				December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	240,661	247,297	247,297	8,163	1,527
Non quoted fixed maturities (amortized cost)	11	11	11	–	–
Equity securities available for sale	27,804	38,505	38,505	10,846	144
Non controlled investment funds available for sale	4,414	4,819	4,819	429	24
(a) Net of impairment – including premiums/discounts and cumulative amortization. (b) Net of impairment (details in note 9.8).

See also table 9.8.1 Breakdown of financial assets subject to impairment.

								(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
175,729	189,382	189,382	14,554	901	152,376	164,184	164,184	12,165	358
20	20	20	–	–	23	26	23	3	–
19,715	27,857	27,858	8,229	86	17,886	22,221	22,221	4,523	189
2,702	3,132	3,132	438	8	2,640	2,921	2,921	288	7

								(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
5,724	5,740	5,740	26	10	6,525	6,577	6,577	52	1
2	2	2	–	–	2	2	2	–	–
405	571	571	167	–	553	642	642	90	1
199	201	201	2	–	62	65	65	3	–

								(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
181,453	195,123	195,123	14,580	910	158,901	170,761	170,761	12,218	358
22	22	22	–	–	26	29	26	3	–
20,120	28,428	28,429	8,396	87	18,439	22,863	22,863	4,613	189
2,901	3,333	3,333	440	8	2,703	2,986	2,986	291	7

9.4. Fixed maturities by type of issuer

The table below sets out the bond portfolio by issuer type, excluding macro hedging derivatives and other derivatives but including the effect of hedging derivatives (IAS 39) and	economic hedging derivatives that do not form part of a hedge relationship under IAS 39. Details of the effect of derivatives are provided in section 19.3.
			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Fixed maturities of the French State	28,261	29,749	31,897
Fixed maturities of Foreign States	101,929	81,364	61,849
Fixed maturities of French or Foreign local administration	7,422	2,237	7,504
Fixed maturities of the public and semi-public sectors	45,637	36,830	29,347
Fixed maturities of the private sector	101,246	77,229	67,704
Fixed maturities guaranteed by a mortgage	11,329	7,779	12,636
Fixed maturities from other issuers (a)	2,434	5,829	4,654
Hedging derivatives and other derivatives	(274)	36	367
FIXED MATURITIES	297,984	241,052	215,959
(a) Includes bond funds.

The integration of Winterthur increased the total
amount of bonds on the balance sheet by
€55,315 million. The increase related mostly to
bonds issued by foreign governments
(€12,594 million), by French and foreign local
administrations (€5,136 million), by public and
semi-public entities (€10,104 million), by

private-sector entities (€22,673 million) and
mortgage-backed bonds (€4,130 million).

Additional information on the credit risk
associated with bonds is provided in Note 4
“Management of financial and insurance risks”.

9.5. Contractual maturities and exposure to interest
rate risk

The tables below set out the contractual
maturities of fixed-income assets held by the
Group. Effective maturities may differ from those
presented, mainly because some assets include
clauses allowing early redemption, with or
without penalty.

Excluded are loans and bonds held to maturity, unlisted bonds, the effect of derivatives (detailed in section 19.3) and loans and bonds backing contracts in which financial risk is borne by policyholders.

				(in billion euro)
	Net carrying amount by maturity as at December 31, 2006
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	12	58	169	239
Fixed maturities at fair value through profit and loss (a)	2	6	16	24
Fixed maturities held by controlled investment funds (b)	16	1	5	22
Sub-total fixed maturities	30	65	190	285
Loans at amortized cost	3	7	14	24
Loans available for sale	–	–	1	1
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total Loans	3	7	15	25
TOTAL – Invested financial assets exposed to fair value interest rate risk	33	72	204	309
Fixed maturities available for sale	–	1	7	9
Fixed maturities at fair value through profit and loss (a)	–	1	1	1
Fixed maturities held by controlled investment funds (b)	–	3	–	4
Sub-total fixed maturities	–	5	8	14
Loans at amortized cost	1	1	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value through profit and loss (a)	–	–	3	3
Sub-total Loans	1	1	5	7
TOTAL – Invested financial assets exposed to cash flow interest rate risk	2	6	13	21
Total invested financial assets exposed to interest rate risk	35	77	218	330
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

				(in billion euro)
	Net carrying amount by maturity as at December 31, 2005
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	11	42	133	185
Fixed maturities at fair value through profit and loss (a)	3	15	8	26
Fixed maturities held by controlled investment funds (b)	–	16	3	19
Sub-total fixed maturities	14	74	143	230
Loans at amortized cost	1	4	11	15
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)			–– –	–
Sub-total Loans	1	4	11	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	14	77	154	245
Fixed maturities available for sale	–	2	8	10
Fixed maturities at fair value through profit and loss (a)			–– 1	1
Fixed maturities held by controlled investment funds (b)			–– –	–
Sub-total fixed maturities	–	2	8	11
Loans at amortized cost	–	–	2	3
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)			–– –	–
Sub-total Loans	–	–	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	10	13
Total invested financial assets exposed to interest rate risk	15	80	164	259
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

				(in billion euro)
	Net carrying amount by maturity as at December 31, 2004
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	9	41	111	162
Fixed maturities at fair value through profit and loss (a)	2	7	15	25
Fixed maturities held by controlled investment funds (b)	–	13	6	19
Sub-total fixed maturities	11	62	133	206
Loans at amortized cost	1	4	10	15
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total Loans	1	4	10	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	13	65	143	221
Fixed maturities available for sale	–	3	6	9
Fixed maturities at fair value through profit and loss (a)	–	–	1	1
Fixed maturities held by controlled investment funds (b)	–	–	–	–
Sub-total fixed maturities	–	3	7	10
Loans at amortized cost	–	–	1	2
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)	–	–	–	1
Sub-total Loans	1	1	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	8	13
Total invested financial assets exposed to interest rate risk	13	69	151	233
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

9.6. Exposure to price risk

After excluding the effect of derivatives (detailed in section 19.3) and securities in real estate companies, the breakdown by industry sector of	equities owned across the whole Group is as follows:

	Finance	Consumer	Energy
Equity securities available for sale	16,040	4,020	3,942
Equity securities at fair value through profit and loss	4,224	2,735	282
Sub-total: Equities held directly	20,264	6,755	4,224
Equities held by controlled investment funds (a)	2,324	385	347
Total Equities as at December 31, 2006	22,588	7,140	4,571
(a) Recognized at fair value through profit and loss.

	Finance	Consumer	Energy
Equity securities available for sale	10,034	3,055	3,214
Equity securities at fair value through profit and loss	3,383	3,530	144
Sub-total: Equities held directly	13,417	6,585	3,359
Equities held by controlled investment funds (a)	3,871	691	352
Total Equities as at December 31, 2005	17,288	7,276	3,710
(a) Recognized at fair value through profit and loss.

	Finance	Consumer	Energy
Equity securities available for sale	8,092	2,375	2,211
Equity securities at fair value through profit and loss	2,892	3,544	139
Sub-total: Equities held directly	10,983	5,919	2,350
Equities held by controlled investment funds (a)	2,631	709	271
Total Equities as at December 31, 2004	13,615	6,628	2,621
(a) Recognized at fair value through profit and loss.

The integration of Winterthur increased the total amount of equities by €7,801 million, including €5,813 million available for sale, €1,188 million	at fair value and €800 million held by controlled investment funds.

						(in Euro million)
Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
1,447	4,355	2,911	1,971	1,860	1,960	38,505
854	1,642	1,544	876	300	751	13,208
2,300	5,997	4,455	2,847	2,160	2,711	51,713
97	858	653	393	513	3,894	9,465
2,398	6,856	5,108	3,240	2,672	6,605	61,178

						(in Euro million)
Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
1,117	3,853	1,892	1,553	1,316	2,394	28,429
51	511	460	606	226	1,986	10,897
1,168	4,364	2,352	2,159	1,542	4,380	39,326
181	376	53	399	315	2,126	8,364
1,349	4,740	2,405	2,559	1,857	6,506	47,690

						(in Euro million)
Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
1,433	3,316	1,356	937	1,040	2,063	22,823
78	415	451	597	146	1,858	10,120
1,511	3,731	1,807	1,535	1,186	3,921	32,943
233	333	64	256	224	2,412	7,134
1,745	4,064	1,871	1,791	1,410	6,333	40,077

9.7. Non-controlled investment funds

Non-controlled investment funds broke down as follows:

NON CONTROLLED INVESTMENT FUNDS	December 31, 2006
	Insurance		Other activities		Total
	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
Non controlled investment funds available for sale mainly holding equity securities	1,432	1,215	18	18	1,450	1,233
Non controlled investment funds at fair value through profit and loss mainly holding equity securities	628		155		782
Non controlled investment funds trading mainly holding equity securities	80		33		113
Non controlled investment funds mainly holding equity securities	2,140		205		2,345
Non controlled investment funds available for sale mainly holding fixed maturities	1,480	1,438	–	–	1,480	1,438
Non controlled investment funds mainly as at fair value through profit and loss mainly holding fixed maturities	46		–		46
Non controlled investment funds trading mainly holding fixed maturities	–		–		–
Non controlled investment funds mainly holding fixed maturities	1,527		–		1,527
Other non controlled investment funds available for sale	1,680	1,535	208	208	1,888	1,743
Other non controlled investment funds at fair value through profit and loss	353		–		353
Other non controlled investment funds held for trading	–		–		–
Other non controlled investment funds	2,033		208		2,241
Non controlled investment funds – Equity method	1,294		–		1,294
Derivatives (hedge accounting) and other derivatives	4	9	–	–	4	9
TOTAL	6,998		414		7,411
(a) Amounts are presented excluding macro hedging and other derivatives but including the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship within the meaning of IAS 39.

Winterthur’s contribution to the increase in non-controlled investment funds was	€924 million at fair value and €859 million at amortized cost.

											(in Euro million)
December31, 2005							December 31, 2004
Insurance			Other activities		Total		Insurance		Other activities		Total
Fair value (a)	Amortized cost		Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Net book cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
1,045	847		3 73	1	1,048 772	848	780 539	704	4	3	784 539	707
699		–
			22		22		–		–		–
1,743			98		1,841		1,319		4		1,323
859	818		–		859	818	1,442	1,351	39	38	1,481	1,389
8			–		8		90		–		90
195			–		195		199		–		199
1,062			–		1,063		1,731		39		1,770
1,228	1,037		198	198	1,426	1,235	699	586	22	21	721	607
129			–		129		27		45		72
			–				–		–
1,357			198		1,555		726		67		793
1,081			–		1,081		1,437		–		1,437
89	(2)		–		89	(2)	32		–		32
5,333			296		5,629		5,245		110		5,355

9.8. Financial assets subject to impairment

9.8.1. Breakdown of financial assets subject to impairment
(excluding investment properties)

Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39	(excluding macro hedging derivatives and other derivatives). Details of the effect of derivatives are provided in section 19.3.

	December 31, 2006
	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
Fixed maturities available for sale	240,998	(138)	240,860	6,043	246,903
Non quoted fixed maturities (amortized cost)	11	–	11	–	11
Fixed maturities	241,009	(138)	240,871	6,043	246,915
Equity securities	30,393	(2,504)	27,890	10,447	38,337
Non controlled investment funds available for sale	4,497	(77)	4,420	405	4,825
Loans held to maturity	–	–	–	–	–
Loans available for sale	845	–	845	5	850
Mortgage loans	13,113	(24)	13,090	–	13,090
Other loans (c)	15,246	(75)	15,171	(3)	15,168
Loans	29,204	(99)	29,105	2	29,108
TOTAL	305,103	(2,817)	302,286	16,898	319,184
(a) Asset value including impact of discounts/premiums and interest accrued but not yet due, but before impairment and revaluation to fair value of assets available for sale.
(b) Asset value including impairment, discounts/premiums, interest accrued but not yet due, but before revaluation to fair value of assets available for sale.
(c) Including policy loans.

								(in Euro million)
December 31, 2005					December 31, 2004
Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
181,085	(126)	180,959	14,231	195,190	159,440	(362)	159,077	12,149	171,227
23	–	22	–	22	26	–	26	–	26
181,108	(126)	180,982	14,231	195,213	159,466	(363)	159,103	12,149	171,252
23,357	(3,210)	20,147	8,105	28,252	22,405	(3,939)	18,466	4,425	22,891
3,017	(118)	2,899	522	3,422	2,869	(166)	2,703	283	2,985
1	–	1	–	1	2	–	2	–	2
23	–	23	–	23	23	–	23	–	23
7,260	(26)	7,235	(43)	7,192	7,093	(28)	7,065	–	7,065
11,126	(79)	11,047	4	11,051	11,071	(304)	10,768	–	10,768
18,411	(105)	18,306	(39)	18,267	18,190	(332)	17,858	–	17,858
225,892	(3,558)	222,334	22,819	245,153	202,929	(4,800)	198,129	16,858	214,986

9.8.2. Change in impairment on invested assets
(excluding investment properties)

					(in Euro million)
	January 1, 2006	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2006
Impairment - fixed maturities	126 3,210	79	(39)	(1)	(28)	138
Impairment – equity securities		145	(720)		(130)	2,504
Impairment – non controlled investment funds	118	5	(42)		(3)	77
Impairment – loans	105	26	(11)	(21)	–	99
TOTAL	3,558	255	(812)	(22)	(161)	2,817
(a) Changes in the scope of consolidation and impact of changes in exchange rates.

					(in Euro million)
	January 1, 2005	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2005
Impairment - fixed maturities	363	26	(171)	(3)	(88)	126
Impairment – equity securities	3,939	137	(937)		71	3,210
Impairment – non controlled investment funds	166	10	(66)		8	118
Impairment – loans	332	37	(25)	(15)	(224)	105
TOTAL	4,800	209	(1,200)	(18)	(233)	3,558
(a) Changes in the scope of consolidation and impact of changes in exchange rates.

					(in Euro million)
	January 1, 2004	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2004
Impairment - fixed maturities	531	46	(203)	(14)	3	363
Impairment – equity securities	5,493	286	(1,878)		37	3,939
Impairment – non controlled investment funds	280	13	(122)		(4)	166
Impairment – loans	138	36	(66)	(5)	230	332
TOTAL	6,442	381	(2,268)	(19)	265	4,800
(a) Changes in the scope of consolidation and impact of changes in exchange rates.

9.9. Financial assets recognized at fair value
excluding derivatives

Amounts presented exclude the impact of all
derivatives (set out in note 19.3) and equity-
accounted investment funds. Equity-accounted
investment funds represented assets of
€1,294 million at December 31, 2006

(€1,081 million at December 31, 2005 and €1,437 million at December 31, 2004). The breakdown by valuation method of financial assets recognized at fair value is as follows:

								(in Euro million)
	December 31, 2006			December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL
Fixed maturities	208,638	38,659	247,297	170,873	24,250	195,123	147,720	23,041	170,761
Equity securities	34,961	3,544	38,505	26,770	1,658	28,428	20,852	2,010	22,862
Non controlled investment funds	3,662	1,157	4,819	3,065	267	3,333	2,754	233	2,986
Loans	792	53	845	–	23	23	–	23	23
Financial assets available for sale	248,053	43,413	291,467	200,709	26,198	226,907	171,325	25,308	196,632
Investment properties	4,800	1,172	5,972	3,871	1,108	4,979	3,465	1,085	4,550
Fixed maturities	45,248	4,458	49,706	39,527	4,655	44,182	41,051	2,180	43,231
Equity securities	18,461	3,737	22,198	16,308	2,545	18,852	14,459	2,398	16,857
Non controlled investment funds	315	866	1,182	288	621	909	211	490	701
Other assets held by controlled investment funds designated as at fair value through profit and loss	1,738	1,407	3,145	647	1,264	1,910	596	–	596
Loans	82	3,111	3,194	125	–	125	374	–	374
Assets backing contracts where the financial risk is borne by policyholders	174,325	2,154	176,479	140,106	1,291	141,397	111,452	928	112,380
Financial assets at fair value through profit and loss	244,970	16,905	261,875	200,224	10,220	210,444	171,609	7,081	178,690
Fixed maturities	582	662	1,244	727	962	1,689	1,571	4	1,575
Equity securities	474	–	474	407	2	409	354	–	354
Non controlled investment funds	109	4	113	217	–	217	199	–	199
Loans	227	–	227	248	–	248	258	–	258
Assets held for trading	1,392	666	2,057	1,600	963	2,563	2,382	4	2,386
TOTAL FINANCIAL ASSETS ACCOUNTED FOR AT FAIR VALUE	494,415	60,984	555,399	402,533	37,381	439,914	345,316	32,393	377,709

9.10. Investments backing contracts where
the financial risk is borne by policyholders

			(in Euro million)
	December 31, 2006	Fair value (a) December 31, 2005	December 31, 2004
Investment properties	3,957	3,127	2,011
Equity securities & non controlled investment funds	148,286	114,636	90,146
Fixed maturities	14,368	16,390	14,945
Others	9,951	7,257	5,285
Total Insurance activities	176,562	141,410	112,387
(a) Fair value equals net carrying value.

These investments (including investment
properties) are measured at fair value through
profit and loss. Financial assets included in
these investments are stated at fair value
through profit and loss under the fair value
option.

The “Other investments” item includes:

– €7,959 million of directly held cash and
equivalents.

– €1,416 million of cash and equivalents held by
controlled investment funds in the “Satellite
Investment Portfolio” (defined in section 1.7.2
of note 1).

– €410 million of loans and €83 million of
derivatives.

€18,293 million of the increase in investments
was attributable to Winterthur, including
€78 million with respect to investment
properties, €1,971 with respect to bonds,
€15,187 million with respect to equities and non
controlled investment funds and €1,056 million
with respect to other investments.

As described in note 4 (Management of financial
and insurance risks), the financial risk
associated with these contracts is borne by
policyholders, except in certain contracts that
offer income guarantees.

Note 10: Investments in associates
(equity method)

10.1. Change in investments in associates

					(in Euro million)
	2006
	January 1st,	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31,
AXA Affin General Insurance Berhad	–	–	18	–	11	29
PT AXA Mandiri Financial Services	–	–	2	–	3	6
Argovie	26	–	2	–	(1)	27
Banque de marchés et d’arbitrage	11	–	–	–	(4)	7
CFP – Crédit	34	–	–	–	(34)	–
AXA Insurance Investment Holding	41	–	–	–	(41)	–
AXA Asia Pacific Holdings associates	26	(14)	8	–	(6)	14
Parfimmo	24	–	–	–	(24)	–
AXA Versicherung	24	–	4	–	(2)	25
Winterthur Life (Hong Kong) Ltd	–	1	–	–	–	1
Krungthai AXA Life Insurance Company Ltd	–	–	(4)	1	16	13
Philippine AXA Life Insurance Corporation	–	–	3	(2)	10	11
Other	23	–	(1)	–	(12)	11
TOTAL	208	(14)	34	(1)	(83)	144
(a) Includes dividend distributions and changes in consolidation method.

					(in Euro million)
	2005
	January 1st,	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31,
AXA Insurance Hong Kong	13	–	–	–	(13)	–
AXA Insurance Singapore	42	–	–	–	(42)	–
Argovie	26	–	2	–	(2)	26
Banque de marchés et d’arbitrage	9	–	2	–	–	11
CFP – Crédit	33	–	1	–	–	34
AXA General Insurance Hong Kong	55	–	–	–	(55)	–
AXA Insurance Investment Holding	5	–	–	3	32	41
Hilo Direct SA de Seguros y Reaseguros	–	–	–	–	–	–
AXA Oyak (3 Turkish entities)	71	–	–	–	(71)	–
AXA Asia Pacific Holdings associates	20	1	8	–	(2)	26
Parfimmo	–	9	1	–	14	24
AXA Versicherung	23	–	3	–	(2)	24
Other	33	–	5	–	(14)	23
TOTAL	330	10	21	3	(156)	208
(a) Includes dividend distributions and changes in consolidation method.

				(in Euro million)
	2004
	January 1st,	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31,
AXA Insurance Hong Kong	14	–	–	–	(1)	13
AXA Insurance Singapore	37	–	6	(1)	–	42
Argovie	29	(1)	2	–	(3)	26
Banque de marchés et d’arbitrage	9	–	–	–	–	9
CFP – Crédit	32	–	1	–	–	33
AXA General Insurance Hong Kong	58	–	9	(5)	(7)	55
AXA Insurance Investment Holding	5	–	–	(2)	2	5
Hilo Direct SA de Seguros y Reaseguros	21	–	–	–	(21)	–
AXA Oyak (3 Turkish entities)	59	(4)	21	–	(5)	71
AXA Asia Pacific Holdings associates	52	–	3	2	(37)	20
AXA Versicherung	23	–	3	–	(3)	23
Other	6	14	9	–	2	33
TOTAL	345	9	55	(6)	(73)	330
(a) Includes dividend distributions and changes in consolidation method.

10.2. Comments

In 2006, “other changes” notably included:

– The merger of associate CFP-Crédit with fully
consolidated CFP (€–34 million).

– The sale of AXA RE (included in the Other
items: €–2 million) and Parfimmo in Belgium
(€–24 million).

– The liquidation of AXA Insurance Investment
Holding in Hong Kong (€–41 million).

– The entries into the scope of consolidation of
Krungthai AXA Life Insurance Company Ltd
(€16 million), Philippine AXA Life Insurance
Corporation (€10 million), PT AXA Mandiri
Financial Services (€3 million) and Axa Affin
General Insurance Berhad in Asia-Pacific
(€11 million).

– The merger of AXA Asia Pacific Holdings
subsidiaries with Axa Bharti and AXA Affin.

In 2005, “Other changes” related mainly to
changes in consolidation method. The following
companies are now fully consolidated:

– Turkish Life, Non life and holding companies
(€ –71 million).

– Hong Kong Life and Non life companies
(€–68 million).

– Singapore Non life companies (€–42 million).

In 2004, “Other changes” included:

– The exit of two Australian entities
(€–26 million).

– A change in consolidation method (following a
buyout of minorities) for Direct Seguros, which
is now fully consolidated (€–21 million).

In the years ended December 31, 2006, 2005
and 2004, AXA received cash dividends from
equity-accounted companies totaling
€4.4 million, €20 million and €27 million
respectively.

This excludes equity-accounted investment
funds and real estate companies, which are
presented under financial investments.

Note 11 : Receivables

								(in Euro million)
	December 31, 2006				December 31, 2005				December 31, 2004
	Gross value	Impair- ment	Carrying value	Fair value	Gross value	Impair- ment	Carrying value	Fair value	Carrying value	Fair value
Deposits and Guarantees	1,078	–	1,078	1,078	906	–	905	905	869	870
Current accounts receivable from other companies	845	(6)	839	840	783	(23)	760	760	1,056	1,056
Receivable from policyholders, brokers and general agents	3,586	(255)	3,331	3,330	3,123	(220)	2,903	2,903	3,667	3,716
Premiums earned but not written	1,895	–	1,895	1,895	1,883	–	1,883	1,883	1,526	1,526
Other receivables	4,751	(21)	4,730	4,732	3,369	(106)	3,262	3,262	1,048	1,046
Receivables arising from direct insurance and inward reinsurance operations	12,155	(282)	11,873	11,874	10,064	(350)	9,714	9,714	8,167	8,215
Deposits and Guarantees	15	–	15	15	8	–	8	8	1	1
Receivables from reinsurers	837	(97)	740	740	918	(78)	840	840	2,128	2,131
Other receivables	50	–	50	50	41	–	40	40	5	5
Receivables arising from outward reinsurance operations	902	(97)	805	805	967	(78)	888	888	2,134	2,137
Receivables arising from banking activities	14,456	(393)	14,063	14,026	13,300	(482)	12,818	13,072	11,481	11,804
Receivables – current tax	989	–	989	989	806	–	806	806	412	409
Assets sold under repurchase agreements	4,732	–	4,732	4,732	1,667	–	1,667	1,667	–	–
Other receivables (a)	14,268	(34)	14,234	14,238	12,730	(39)	12,691	12,707	9,590	9,554
Total other receivables	34,445	(427)	34,018	33,984	28,503	(521)	27,983	28,252	21,483	21,766
TOTAL RECEIVABLES	47,502	(806)	46,696	46,663	39,534	(949)	38,585	38,854	31,784	32,118
(a) Includes separate related to employee benefits (see note 25.2).

The Winterthur group’s receivables totaled
€2,173 million at December 31, 2006. Credit risk exposure, mainly relating to receivables from reinsurers, is covered in Note 4
(Management of financial and insurance risks).

Given the Group’s scale and diversity, none of its clients account for more than 10% of its business.

Note 12:

Cash and cash equivalents

Cash and cash equivalents break down as
follows:

			(in Euro million)
	December 31, 2006 Carrying value (a)	December 31, 2005 Carrying value(a)	December 31, 2004 Carrying value(a)
Arising from insurance activities	17,742	19,458	19,761
Arising from banking activities	322	177	199
Arising from other activities	3,105	1,766	2,534
Cash and cash equivalents	21,169	21,402	22,494
(a) Fair value is equal to net carrying value.

At December 31, 2006, cash and cash
equivalents excluding Winterthur’s contribution
of €3,264 million totaled €17,905 million.

At December 31, 2006, 2005 and 2004, there
was no significant restriction on the cash
position, other than that described in section
28.3. (Restriction on dividends payments to
shareholders).

This table excludes cash held by consolidated
investment funds in the “Satellite Investment
Portfolio”, as defined in section 1.7.2., and cash
backing contracts where the financial risk is
borne by policyholders (unit-linked contracts)
detailed in note 9.10.

Note 13: Shareholders’ equity, minority
interests and other equity

13.1. Impact of
transactions with
shareholders

13.1.1. Change in shareholders’
equity group share in 2006
a) Share capital and capital in excess of
nominal value

In 2006, the following transactions had an
impact on AXA’s share capital and capital in
excess of nominal value:

– A rights issue with preferential subscription
rights made on July 11 to finance the
acquisition of Winterthur for a total amount of
€4,091 million (including €477 million in
nominal share capital);

– Employee share offering (November 2006) for
€375 million (including €35 million in nominal
share capital);

– Capital reduction of €–305 million by
cancelling shares acquired under the share
buyback program (including €–26 million in
nominal share capital);

– Exercise of stock options for a total of
€131 million (including €19 million in nominal
share capital);

– Conversion of share subscription rights for
€8 million (including €1 million in nominal
share capital);

– Other transactions (mainly bond conversions
and capital gains on treasury shares) for a
total of €7 million.

b) Treasury shares
At December 31, 2006, the Company and its
subsidiaries owned approximately 30 million
AXA shares, a decrease of 137 million with
respect to December 31, 2005. The decrease
was mainly due to the exercise of AXA stock

options by employees of AXA Financial, which
led to the sale of 6 million treasury shares during
the period.

At December 31, 2006, the carrying value of
treasury shares and related derivatives was
€521 million, representing 1.41% of the share
capital. This figure includes €43 million relating
to AXA shares held by consolidated mutual
funds (2.1 million shares) not used to back
contracts where financial risk is borne by
policyholders.

4,141,042 shares treasury shares backing
contracts where financial risk is borne by
policyholders held in controlled funds were not
deducted from shareholders’ equity. Their total
estimated historical cost was €121 million and
their market value €127 million at end
December 2006.

c) Perpetual debt and related interest
As described in paragraph 1.11.2 on accounting
principles, the subordinated perpetual notes
issued by the group do not qualify as a liability
under IFRS. The corresponding financing debts
have been retrospectively restated as equity for
all financial periods presented, in the sum of
€2,679 million at December 31, 2005,
€3,048 million at December 31, 2004, and
€2,706 million at January 1, 2004. The fair value
of subordinated debt has been reduced by
€2,650 million at end 2005 and €3,002 million
at end 2004. The restatement of subordinated
perpetual debt had the following impact on the
income statement: change in fair value of
financial instruments at fair value through profit
& loss (€102 million at end 2005 and
€–58 million at December 31, 2004); financing
debts expenses (€121 million at end 2005 and
€144 million at end 2004; income tax
(€78 million at end 2005 and €30 million at
December end 2004).

Subordinated perpetual debt is classified in
shareholders’ equity at its historical value as
regards interest rates and its closing value as
regards exchange rates. The corresponding
exchange differences are cancelled out through
the translation reserve.
The change in other reserves was due to a
€3,794 million issue of deeply subordinated
perpetual notes, €–160 million in interest
expense on the deeply subordinated perpetual
notes and the subordinated perpetual notes,
and €–95 million in exchange differences.
The deeply subordinated perpetual notes were
issued to finance the acquisition of Winterthur,
and comprise the following:

– a triple tranche perpetual deeply subordinated
notes placed on July 6, 2006 for a total
amount of approximately €2.2 billion:

i) €1 billion for the Euro perpetual non call
ten years tranche (issued at a spread of
150 basis points over Euribor);

ii) £500 million for the Sterling perpetual non
call ten years tranche (issued at a spread of
150 basis points over Libor);

iii) £350 million for the Sterling perpetual non
call twenty years (issued at a spread of
175 basis points over Libor);

– AXA also placed in October 2006 a triple
tranche Australian perpetual deeply
subordinated note issue for a total amount
of AU$750 million (approximately €0.5 billion);

– On December 11, 2006 AXA priced a
two-tranche perpetual deeply subordinated
note issue for a total amount of US$1.5 billion
(approximately €1.1 billion):

i) US$750 million for the US$ perpetual
deeply subordinated non call twelve years
tranche;

ii) US$750 million for the US$ perpetual
deeply subordinated non call thirty years
tranche.

At December 31, 2006, perpetual debt
recognized in shareholders’ equity broke down
as follows:

	December 31, 2006
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 – 375 M€ rate CMS 10 years – in euro	375	375
December 22, 2004 - 250 M€ rate CMS 10 years – in euro	250	250
January 25, 2005 – 250 M€ 6% in euro	250	250
July 6, 2006 – 1.000 M€ 5.777% in euro	1,000	995
July 6, 2006 – 500 M£ 6.666% in GBP	500	739
July 6, 2006 – 350 M£ 6.6862% in GBP	350	521
October 26, 2006 – 600 M$AUD 6.5% in AUD	600	356
November 7, 2006 – 150 M$AUD rate 6.5% in AUD	150	89
750m $ (TSS) non call 12 years, in USD	750	567
750m $ (TSS) non call 30 years, in USD	750	567
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)	–	4,709
Perpetual notes – variable 3.55% to 5% in EUR	1,404	1,404
Perpetual notes – variable 3.55% to 5% in JPY	27,000	172
Perpetual notes – variable 3.55% to 5% in USD	1,275	968
Sub-total Deeply Subordinated notes (“TSS”)	–	2,544
Equity component of convertible debt	203	203
TOTAL	–	7,457

In addition to the nominal amounts shown
above, the debt component of shareholders’
equity includes net accumulated interest of
€–367 million at December 31, 2006, making a
total of €7,090 million.
The nominal value of subordinated perpetual
notes at December 31, 2006 was €2,544 million
(versus €2,679 million at end 2005,
€3,048 million at end 2004 and €2,706 million
at January 1, 2004). The financial expense on
these notes in 2006 was €121 million before tax
(€121 million in 2005 and €144 million in 2004),
and €80 million net of tax (€79 million in 2005
and €93 million in 2004).

Some of these instruments contained the
following features:

– early redemption clauses (calls) at the group’s
option, giving AXA the ability to redeem the
principal amount before maturity without
penalty on certain dates;

– interest rate step-up clauses with effect from a
given date.

d) Dividends paid
The shareholders’ meeting of May 4, 2006,
approved a dividend payout of €1,647 million in
respect of 2005.

13.1.2. Change in shareholders’
equity group share in 2005
a) Share capital and capital in excess of
nominal value

In 2005, the following transactions had an
impact on AXA’s nominal share capital and
capital in excess of nominal value:

– AXA-Finaxa merger, led to a net reduction of
€–940 million (including an €–88 million
reduction in nominal share capital).

– The December 2005 capital increase reserved
for employees led to an increase of
€303 million (including a €37 million increase
in nominal share capital).

– The buyback of AXA shares led to a net
reduction of €–512 million (including a
€–45 million reduction in nominal share
capital).

– Exercise of stock options led to an increase of
€53 million (including a €11 million increase in
nominal share capital).

– Other transactions (mainly bond conversions
and capital gains on AXA shares) led to an
increase of €46 million.

b) Treasury shares
At December 31, 2005, the Company and its
subsidiaries owned approximately 36 million
AXA shares, an increase of €272 million with
respect to December 31, 2004. The increase
was mainly due to the purchase of €307 million
AXA shares by AXA Financial following the
exercise of call options contracted during 2004
to cover Axa Financial’s employee stock option
plans.

At December 31, 2005, the carrying value of
treasury shares and related derivatives was
€658 million, representing 1.92% of outstanding
ordinary shares. This figure included €37 million
relating to AXA shares held by consolidated
mutual funds (2.2 million shares) not used to
back contracts where financial risk is borne by
policyholders.

4,540,278 treasury shares backing contracts
where financial risk is borne by policyholders
were not deducted from shareholders’ equity
(as they were held in controlled funds).
Their total estimated historical value was
€80 million and their market value €124 million
at end 2005.

c) Perpetual debt and related interest
The change in other reserves was mainly due to
the following:

– €250 million issue of deeply subordinated
notes through the Euro Medium Term Notes
(EMTN) program;

– €515 million redemption of perpetual deeply
subordinated notes

– €–112 million in interest expense on the
perpetual deeply subordinated and
subordinated notes;

– €–146 million foreign exchange impact.

At December 31, 2005, perpetual debt recognized in shareholders’ equity broke down as follows:

	December 31, 2005
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 – 375 M€ rate CMS 10 years – in euro	375	375
December 22, 2004 – 250 M€ rate CMS 10 years – in euro	250	250
January 25, 2005 – 250 M€ 6% in euro	250	250
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)		875
Perpetual notes – variable 3.55% to 5% in EUR	1,404	1,404
Perpetual notes – variable 3.55% to 5% in JPY	27,000	194
Perpetual notes – variable 3.55% to 5% in USD	1,275	1,081
Sub-total Deeply Subordinated notes (“TSS”)	–	2,679
Equity component of convertible debt	203	203
TOTAL	–	3,757

In addition to the nominal amounts shown
above, the debt component of shareholders’
equity includes net accumulated interest of
€–207 million at December 31, 2005, making a
total of €3,551 million.

d) Dividends paid
Dividends paid by AXA totalled €1,164 million
in 2005 in respect of the 2004 financial year,
as approved by the shareholders meeting of
April 20, 2005.

13.1.3. Change in shareholders’
equity group share in 2004
a) Share capital and capital in excess
of nominal value
In 2004, three types of capital increase were
carried out:

– Capital increases reserved for employees (July
and December 2004) totalling €254 million
(including a €43.1 million increase in nominal
share capital);

– Capital increases arising from the conversion
of ORAN bonds (bonds redeemable in cash or
shares) totalling €1,396 million (including a
€252 million increase in nominal share
capital);

– Other capital increases arising from exercise
of stock options totalling €11 million
(including a €3 million increase in nominal
share capital).

b) Treasury shares
At December 31, 2004, the Company and its
subsidiaries owned approximately 24.6 million
AXA shares, down compared to the figure at
January 1, 2004. This decrease contributed to a
net €124 million increase in shareholders’ equity
with respect to December 31, 2003.
At December 31, 2004, the carrying value of
treasury shares was €386 million, representing
1.29% of the share capital. These shares were
intended in particular to hedge purchase option
plans for Axa Financial Inc. employees (options
to buy AXA American Depositary Shares or
ADSs).

In 2004, AXA Financial bought purchase options
on approximately 26 million AXA ADSs to
improve the hedging of AXA Financial
employees’ stock option plans. The option
premium of €42 million (Euro value at
December 31, 2004 of the premium paid and
deducted from shareholders’ equity) was
included in the value of treasury shares at the
end of the period.

c) Perpetual debt and related interest The change in other reserves was mainly due to a €625 million issue of deeply subordinated	perpetual notes through the Euro Medium Term Notes (EMTN) program, and foreign exchange differences for the year of €–84 million.

	December 31, 2004
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 – 375 M€ rate CMS 10 years – in euro	375	375
December 22, 2004 – 250 M€ rate CMS 10 years – in euro	250	250
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)		625
Perpetual notes – variable 3.55% to 5% in EUR	1,919	1,919
Perpetual notes – variable 3.55% to 5% in JPY	27,000	193
Perpetual notes – variable 3.55% to 5% in USD	1,275	936
Sub-total Deeply Subordinated notes (“TSS”)	–	3,048
Equity component of convertible debt	203	203
TOTAL	–	3,876

In addition to the nominal amounts shown
above, the debt component of shareholders’
equity included net accumulated interest of
€–95 million at December 31, 2004, making a
total of €3,782 million.

d) Dividends paid
Dividends paid by AXA in 2004 with respect to
the 2003 financial year totalled €676 million.

13.2. Recognized
income and expense for
the period

The statement of recognized income and
expense for the period (SORIE), which is an part
of the consolidated statement of shareholders’
equity, includes net income for the period, the
reserve relating to the change in fair value of

available for sale financial instruments, the
translation reserve, and actuarial gains and
losses on employee benefit obligations.

13.2.1. Recognized income and
expense for 2006
a) Reserve related to changes in fair
value of available for sale financial
instruments included in shareholders’
equity
The change in reserves for unrealized gains
totalled €–349 million, mainly relating to the
United Kingdom (€–164 million), the United
States (€–137 million) and Japan (€
–88 million).
The reduction in gross unrealized gains of
available for sale financial assets totalled
€–4,675 million, mainly due to fixed maturities
(€–7,029 million) following a rise in interest rates
during the year, partially offset by an increase
in the unrealized gains on equity securities
(€2,393 million).

The following table shows a reconciliation between gross unrealized gains and losses on available for sale financial assets and the	corresponding reserve recognized in shareholders’ equity:

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Gross unrealized gains and losses	17,751	22,424	16,614
Less unrealized gains and losses attributable to:
Shadow accounting on policyholders’ participation (a)	(7,242)	(10,342)	(7,528)
Shadow accounting on Deferred Acquisition Costs (b)	(315)	(458)	(467)
Shadow accounting on Value of purchased Business in force	(394)	(694)	(530)
Unallocated unrealized gains and losses (before tax)	9,800	10,930	8,088
Deferred tax	(1,833)	(2,565)	(2,257)
Unrealized gains and losses (net of tax) – 100%	7,966	8,365	5,832
Minority interests share in unrealized gains and losses (c)	(273)	(220)	(205)
Translation reserves (d)	71	(34)	94
Unrealized gains and losses (Net group share)	7,763	8,111	5,720
(a) Including shadow accounting impact on premium deficiency liabilities, after reevaluation of available for sale assets.
(b) Net of Shadow accounting on unearned revenues and fees reserves.
(c) Including currency impact attributable to minority interests.
(d) Group share.

The change in reserves relating to changes in fair value of assets in 2006, 2005 and 2004 broke down as follows:

			(in Euro million)
	2006	2005	2004
Other comprehensive income as at January 1st	8,365	5,832	4,398
Transfer in the net income for the period (a)	(791)	(399)	(290)
Investments bought in the current accounting period and changes in value	206	2,638	1,735
Foreign exchange impact	(106)	150	(107)
Change in scope and other changes	292	143	96
Other comprehensive income as at December 31	7,966	8,365	5,832
(a) Transfer of result induced by disposal of financial assets, impairment write-back following reevaluation, or tranfer of expenses following impairment charge during the period, and fixed maturity securities discount premiums impacts.

b) Reserves related to the hedging of net
investments in foreign operations and
translation reserve
The impact of exchange rate movements
(€–764 million) was mainly attributable to the
United States (€–1,218 million, principally due
to the difference between the 2006 and 2005
closing $/€ exchange rates: $1.32 for €1 at
end 2006 compared to $1.18 for €1 at end
2005), Japan (€ –291 million) and Canada
(€ –81 million), partially offset by the change in
fair value of currency hedges set up by the

Company to hedge net investments in foreign
operations (€841 million).

c) Employee benefits actuarial gains
and losses
The main contributors to the €252 million
change in actuarial gains and losses on
employee benefit obligations were the United
States (€146 million), Germany (€63 million) and
the Netherlands (€16 million). Additional
information on the pension benefit obligation is
provided in Note 25.2.

13.2.2. Recognized income and
expense for 2005

a) Reserve related to changes in fair
value of available for sale financial
instruments included in shareholders’
equity
The impact of change in fair value of assets
(€2,391 million) mainly related to France
(€1,060 million), Belgium (€710 million) and
Japan (€347 million), partially offset by
an adverse impact in the United States
(€–385 million).

b) Reserves related to the hedging of net
investments in foreign operations and
translation reserve
The impact of exchange rate movements
(€1,361 million) was mainly attributable to the
United States (€1,671 million, principally due to
the difference between the 2005 and 2004
closing $/€ exchange rates: $1.18 for €1 at end
2005 compared to $1.36 for €1 at end 2004),
Australia (€99 million) and Canada (€97 million),
partially offset by the change in fair value of
currency hedges set up by the Company to
hedge net investments in foreign operations
(€–576 million).

c) Employee benefits actuarial gains
and losses
The main contributors to the € –415 million
change in actuarial gains and losses on the
employee benefit liabilities were the UK
(€–131 million), Germany (€ –128 million) and
the United States (€–95 million).

13.2.3. Recognized income and
expense for 2004
a) Reserve related to changes in fair
value of available for sale financial
instruments included in shareholders’
equity
The main contributors to the €1,514 million
increase in fair value changes recognized in
shareholders’ equity in 2004 were France
(€729 million), Belgium (€416 million) and
Germany (€111 million).

b) Reserve related to the hedging of net
investments in foreign operations and
translation reserve
Currency translation impacts were
€–686 million, and mainly attributable to the
United States (€–826 million, principally due to
the difference between the 2004 and 2003
closing $/€ exchange rates: $1.36 for €1 at end
2004 compared to $1.26 for €1 at end 2003),
and Japan (€–126 million), partially offset by the
change in fair value of currency hedges set up
by the Company to hedge net investments in
foreign operations (€341 million).

c) Employee benefits actuarial gains
and losses
The main contributors to the €–319 million
change in actuarial gains and losses on
the pension benefit obligation were the UK
(€–185 million) and the United States
(€–83 million).

13.3. Change in
minority interests

Under IFRS, minority interests in most
investment funds in which the Group invests
consist of instruments that holders can
redeem at will at fair value, and qualify as
a liability rather than shareholders’ equity
items. Please refer to note 17 – Debt (other
than financing debt). The same is true for
puttable instruments held by minority interest
holders.

13.3.1. Change in minority
interests in 2006
The €180 million increase in minority interests
to €2,943 million was mainly due to:
– net income for the period (€673 million);
– dividends paid to minority interests
(€–440 million);
– change in translation reserves (€ –205 million);

– consolidation of Winterthur (€72 million),
mainly in Germany (€58 million) and
Switzerland (€12 million);

– changes in the scope of consolidation in other
group entities (€–60 million), mainly due to the
buyout of minority interests in AXA Konzern
(Germany);

– other movements (€139 million), mainly
comprising movements in fair value reserves.

13.3.2. Change in minority
interests in 2005
The €452 million increase in minority interests
to €2,763 million was mainly due to:

– net income for the period (€488 million);

– dividends paid to minority interests
(€–359 million);

– change in translation reserves (€–230 million);

– changes in the scope of consolidation
(€23 million), notably from previously equity
accounted Turkish entities;

– other movements (€69 million), mainly
including movements in reserves related to
changes in fair value of available for sale
assets.

13.3.3. Change in minority
interests in 2004
The €35 million decrease in minority interests in
2004 was mainly due to the buyout of minorities
in AXA Re Finance from BNP Paribas
(€–43 million).

The €–299 million decrease recorded in “other
changes” in minority interests in 2004 mainly
comprised dividends paid to minorities
(€–265 million).

Note 14: Liabilities arising from insurance
and investment contracts

Following the adoption of United Kingdom
standard FRS 27, as described in note 1.12.2
“accounting principles”, at December 31, 2005,
the impacts on the balance sheet and income
statement were as follows:

Balance sheet impacts:

– deferred acquisition costs have been restated
by €–708 million at December 31, 2005 and
€–689 million at December 31, 2004;

– liabilities arising from insurance contracts
have been increased by:

• €1,517 million in 2005, including
€1,196 million in individual savings
contracts, €6 million in group savings
contracts and €315 million in life contracts;

• €1,609 million in 2004, including
€1,275 million in individual savings
contracts, €4 million in group savings
contracts and €329 million in life contracts;

– liabilities arising from investment contracts
with discretionary participating features were
restated by:

• €377 million in 2005, including €317 million
in individual savings contracts and
€60 million in group savings contracts;

• €170 million in 2004, including €142 million
in individual savings contracts and
€28 million in group savings contracts;

– liabilities arising from policyholder’s
participation have been reduced by
€–2,382 million in 2005 and €–2,253 million in
2004;

– unearned revenues and unearned fee reserves
have been reduced by €–109 million in 2005
and €–105 million in 2004;

– deferred tax liabilities have been reduced by
€–111 million in 2005 and €–109 million in
2004.

Impacts on the 2005 income statement
(FRS 27 was applied as at December 31, 2004
and therefore had no impact on the 2004
income statement):
– the change in unearned premium reserves net
of unearned revenues and fees has been
increased by €0.6 million;

– technical charges relating to insurance
activities have been reduced by €0.4 million;

– acquisition costs have been restated by
€0.8 million;

– income tax has been decreased by €1 million.

The overall impact on 2005 net income was
therefore nil.

14.1. Liabilities arising from insurance contracts
(gross and reinsurers’ share)

Liabilities arising from insurance contracts, including those where the financial risk is borne	by policyholders, were split by segment as follows:

	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Total
Future policy benefit reserves Life & Savings (d)	252,660	–	285	252,946
Unearned premium reserves	262	7,762	889	8,913
Claim reserves (a)	9,027	34,931	10,534	54,492
of which IBNR (e)	2,793	6,965	4,275	14,033
Liability adequacy test reserves	17	–	–	17
Other reserves (b)	3,402	3,410	52	6,864
Liabilities arising from insurance contracts	265,369	46,102	11,760	323,232
Of which measured at current market assumptions (c)	(263)	–	57	(205)
Future policy benefit reserves	108,891	–	–	108,891
Claim reserves (a)	85	–	–	85
of which IBNR	7	–	–	7
Other reserves	8	–	–	8
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	108,984	–	–	108,984
Of which measured at current market assumptions (c)	189	–	–	189

Reinsurers’ share in future policy benefit reserves	4,217	–	11	4,228
Reinsurers’ share in unearned premium reserves	5	215	554	775
Reinsurers’ share in claim reserves (a)	442	1,964	4,348	6,754
of which IBNR	154	267	1,424	1,844
Reinsurers’ share in other reserves	154	27	–	181
Reinsurers’ share in liabilities arising from insurance contracts	4,818	2,206	4,913	11,937
Of which measured at current market assumptions (c)	–	–	–	–
Reinsurers’ share in future policy benefit reserves	20	–	–	20
Reinsurers’ share in claim reserves (a)	2	–	–	2
of which IBNR	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers’ share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	22	–	–	22
Of which measured at current market assumptions (c)	10	–	–	10
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	369,513	43,896	6,848	420,257
NB: Excludes derivatives related to insurance and investment contracts, which are detailed in section 19.4. Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.
a) Includes reserves for claim handling costs.
(b) Notably includes non Life annuities mathematical reserves.
(c) See note 1.12.2 – Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.
(d) As described in note 1.12.2, the adoption of FRS27 in the United Kingdom has led to adjustments in all periods presented. The effect of these adjustments is set out in note 14.
(e) For the detail of P&C and international insurance IBNR, see note 20.2.4.

Total liabilities arising from insurance contracts amounted to €432,216 million gross of reinsurance, including €78,440 million related to the acquisition of Winterthur. Net of	reinsurance, the corresponding amounts were €420,257 million in total and €77,202 million for Winterthur.

							(in Euro million)
December 31, 2005				December 31, 2004
Life & Savings	Property & Casualty	International Insurance	Total	Life & Savings	Property & Casualty	International Insurance	Total
191,579	–	373	191,952	177,826	–	419	178,246
76	6,501	821	7,398	65	5,924	745	6,735
5,405	26,602	10,623	42,629	5,344	24,599	9,147	39,090
2,262	6,306	4,853	13,421	1,974	5,587	3,875	11,437
21	–	–	21	16	–	–	16
2,768	2,895	53	5,717	2,320	3,001	44	5,365
199,849	35,998	11,870	247,717	185,571	33,525	10,356	229,452
–	–	163	163	–	–	237	237
92,803	–	–	92,803	73,496	–	–	73,496
69	–	–	69	65	–	–	65
6	–	–	6	–	–	–
16	–	–	16	17	–	–	17
92,888	–	–	92,888	73,578	–	–	73,578
(141)	–	–	(141)	(98)	–	–	(98)

3,710	–	8	3,718	3,377	–	6	3,383
5	128	134	267	1	111	120	233
376	1,791	2,692	4,859	412	1,628	2,051	4,092
9	416	1,092	1,516	1	(0)	949	950
140	37	–	177	93	20	–	113
4,230	1,956	2,834	9,020	3,882	1,760	2,178	7,820
–	–	–	–	–	–	–	–
10	–	–	10	12	–	–	12
–	–	–	–	2	–	–	2
–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
10	–	–	10	14	–	–	14
8	–	–	8	–	–	–	–
288,497	34,043	9,036	331,576	255,253	31,765	8,178	295,196

Insurance liabilities relating to with-profit insurance contracts excluding the FFA (Fund for Future Appropriation) amounted to €20,358 million at December 31, 2006.	Excluding the Winterthur’s contribution (€2,006 million), these liabilities totaled €18,352 million versus €18,169 million at end 2005 and €17,249 million at end 2004.

14.2. Liabilities arising from investment contracts
(gross and reinsurers’ share)

The following table shows a segmental breakdown of liabilities arising from investment	contracts, including those where the financial risk is borne by policyholders:

	December 31, 2006
	Life & Savings	International Insurance	Total investment contracts
Future policy benefit reserves (c)	32,449	–	32,449
Unearned premium reserves	–	–	–
Claim reserves (a)	143	–	143
Liability adequacy test reserves	–	–	–
Other reserves	6	–	6
Liabilities arising from investment contracts with discretionary participating features	32,599	–	32,599
Of which measured at current market assumptions (b)	–	–	–
Future policy benefit reserves	1,120	–	1,120
Claim reserves (a)	1	–	1
Other reserves	–	–	–
Liabilities arising from investment contracts with no discretionary participating features	1,121	–	1,121
Future policy benefit reserves	66,927	541	67,467
Claim reserves (a)	25	3	27
Other reserves	178	–	178
Liabilities arising from investment contracts where the financial risk is borne by policyholders	67,129	543	67,673

Reinsurers’ share in future policy benefit reserves	12	–	12
Reinsurers’ share in unearned premium reserves	–	–	–
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with discretionary participating features	12	–	12
Of which measured at current market assumptions (b)	–	–	–
Reinsurers’ share in future policy benefit reserves	–	–	–
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with no discretionary participating features	–	–	–
Reinsurers’ share in future policy benefit reserves	9	–	9
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts where the financial risk is borne by policyholders	9	–	9
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS – NET OF REINSURANCE CEDED	100,829	543	101,372
Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.
(a) Includes reserves for claim handling costs.
(b) See note 1.11.2 - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.
(c) As described in note 1.12.2, the adoption of FRS27 in the United Kingdom has led to adjustments in all periods presented. The effect of these adjustments is set out in note 14.

In Life & Savings, total liabilities arising from
investment contracts amounted to
€100,829 million net of reinsurance at
December 31, 2006, including €14,669 million
related to the acquisition of Winterthur.

For total insurance activities, these amounts
were €101,372 million in total and
€15,212 million for Winterthur after taking
account of €543 million recognized by Winplan,
a life insurance company in run-off which forms
part of the international insurance segment.

			(in Euro million)
December 31, 2005		December 31, 2004
Life & Savings	Total investment contracts	Life & Savings	Total investment contracts
33,119 –	33,119 –	31,718 –	31,718 –
127	127	114	114
–	–	–	–
21	21	–	–
33,267	33,267	31,832	31,832
–	–	–	–
925	925	869	869
1	1	–	–
–	–	–	–
926	926	869	869
48,298	48,298	38,926	38,926
2	2	2	2
248	248	200	200
48,549	48,549	39,127	39,127

13	13	–	–
–	–	–	–
–	–	–	–
–	–	–	–
13	13	–	–
–	–	–	–
–	–	–	–
–	–	–	–
–	–	–	–
–	–	–	–
8	8	–	–
–	–	–	–
–	–	–	–
8	8	–	–
82,720	82,720	71,828	71,828

Insurance liabilities relating to With-Profit insurance contracts excluding the FFA (Fund for Future Appropriation) amounted to €10,323 million at December 31, 2006.	Excluding Winterthur’s contribution (€223 million), these liabilities totaled €10,100 million versus €10,363 million at end 2005 and €10,444 million at end 2004.

14.3. Change in claim reserves for Property &
Casualty and International Insurance
(insurance contracts)

14.3.1. Change in gross claim reserves (including reinsurance)

							(in Euro million)
	2006			2005			2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claim reserves at January 1	25,614	10,366	35,980	23,708	8,890	32,599	23,082	9,719	32,801
Claim handling cost reserves as of January 1	988	257	1,245	891	257	1,148	841	227	1,068
Claim reserves measured at current value as of January 1	–	–	–	–	–	–	–	–	–
Gross claim reserves as of January 1 (a)	26,602	10,623	37,225	24,599	9,147	33,747	23,923	9,946	33,869
Current year change	12,722	2,018	14,740	12,075	3,208	15,283	11,541	2,259	13,801
Loss reserves development (prior years)	(826)	(132)	(958)	(634)	199	(435)	(562)	(101)	(663)
Total claim expenses (b)	11,896	1,886	13,782	11,441	3,407	14,848	10,979	2,159	13,138
Claim payments (current year)	(5,522)	(1,622)	(7,144)	(5,248)	(1,358)	(6,606)	(4,749)	(1,278)	(6,027)
Claim payments (prior years)	(5,180)	(1,062)	(6,242)	(5,212)	(1,231)	(6,443)	(5,347)	(1,266)	(6,613)
Claim payments (b)	(10,703)	(2,684)	(13,387)	(10,460)	(2,590)	(13,049)	(10,095)	(2,545)	(12,640)
Change in scope of consolidation and change in accounting method	7,235	1,239	8,474	697	35	732	(38)	2	(36)
Impact of foreign currency fluctuation	(99)	(530)	(629)	324	622	946	(169)	(415)	(584)
Claim reserves as at December 31	33,625	10,275	43,899	25,614	10,366	35,980	23,708	8,890	32,599
Claim handling cost reserves as of December 31	1,306	259	1,566	988	257	1,245	891	257	1,148
Claim reserves measured at current value as of December 31	–	–	–	–	–	–	–	–	–
Gross claim reserves as of December 31 (a)	34,931	10,534	45,465	26,602	10,623	37,225	24,599	9,147	33,747
(a) Excluding “other insurance liabilities” (mainly mathematical annuity reserves), which totaled €3 billion in 2004, €2.9 billion in 2005 and €3.4 billion in 2006 including 0.5 billion for Winterthur.
(b) Excluding claim handling cost reserves.

In Property & Casualty, changes in the scope
of consolidation in 2006 amounted to
€7,235 million, mainly due to:

i. The entry of Winterthur companies in the
scope of consolidation (€7,776 million).

ii. In Germany, removals from scope of
consolidation (€–794 million), mainly due
to transfer of the run-off portfolio to AXA
Liabilities Managers, which belongs to
the international insurance segment
(€–640 million), and the disposal of DARAG
(€–127 million).

iii. In Canada, the entry of Citadel in the scope
of consolidation (€250 million).

In International Insurance, changes in the scope
of consolidation in 2006 amounted to
€1,239 million, mainly due to:

i. The entry of Winterthur companies in the
scope of consolidation (€612 million).

ii. The transfer of the German run-off portfolio
(€640 million).

In Property & Casualty, changes in the scope of
consolidation in 2005 amounted to €697 million,
mainly due to:

i. The change in consolidation method
(full consolidation method instead of
equity-method) in Turkey (€82 million),

Hong Kong (€116 million) and Singapore (€63 million); ii. The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€116 million).	iii. The entry of Daev Sach (Germany) in the scope of consolidation (€57 million).

14.3.2. Change in reinsurers’ share

							(in Euro million)
	2006			2005			2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers’ share in claim reserves as of January 1	1,791	2,692	4,483	1,628	2,051	3,680	2,180	2,362	4,542
Reinsurers’ share in total claim expenses	314	716	1,030	305	1,265	1,570	216	476	692
Reinsurers’ share in claim payments	(372)	1,014	642	(337)	(832)	(1,169)	(667)	(595)	(1,262)
Change in scope of consolidation, portfolio transfers and change in accounting principles	248	144	392	172	58	230	(72)	(35)	(107)
Impact of foreign currency fluctuation	(18)	(218)	(236)	22	150	172	(28)	(157)	(185)
Reinsurers’ share in claim reserves as of December 31	1,964	4,348	6,312	1,791	2,692	4,483	1,628	2,051	3,680

In Property & Casualty, changes in the scope of
consolidation in 2006 amounted to €248 million,
mainly due to:

i. The entry of Winterthur companies in the
scope of consolidation (€424 million).

ii. €–169 million in Germany mainly due to
transfer of the run-off portfolio to AXA
Liabilities Managers (€–125 million) and the
disposal of DARAG (€–43 million).

iii. In Canada, the entry of Citadel in the scope
of consolidation (€24 million).

In International Insurance, changes in the scope
of consolidation in 2006 amounted to
€144 million, mainly due to:

i. The entry of Winterthur companies in the
scope of consolidation (€6 million).

ii. The transfer of the German run-off portfolio
(€125 million).

In Property & Casualty, changes in the scope of
consolidation in 2005 amounted to €172 million,
mainly due to:
i. The change in consolidation method in
Turkey (€17 million), Hong Kong (€42 million)
and Singapore (€20 million).
ii. The transfer of the disability business from
the Life & Savings segment to the Property &
Casualty segment in the Netherlands
(€60 million).

14.4. Change in future policy benefit reserves
(Life & Savings)

14.4.1. Change in gross future policy benefit reserves
(including reinsurance)

						(in Euro million)
	2006			2005			2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Gross future policy benefit reserves as of January 1	284,403	82,342	366,745	251,339	71,513	322,852	230,502	66,528	297,030
Net pure premiums	37,618	9,837	47,454	32,538	9,505	42,044	31,501	8,206	39,707
Claims paid	(30,678)	(10,040)	(40,718)	(27,132)	(8,158)	(35,290)	(27,379)	(7,072)	(34,452)
Change in future policy benefit reserves (a) (c)	17,611	2,438	20,049	12,642	5,790	18,431	12,177	2,250	14,427
Technical income and other	90	2,216	2,306	501	1,690	2,191	(292)	1,276	984
Transfers (b)	1,702	(1,699)	3	(231)	231	–	1,165	(1,165)	–
Change in scope of consolidation and change in accounting method (c)	64,923	14,778	79,700	(546)	(97)	(644)	12,820	2,003	14,824
Impact of foreign currency fluctuation (c)	(14,099)	624	(13,475)	15,293	1,868	17,162	(9,155)	(513)	(9,668)
Gross future policy benefit reserves as of December 31 (c)	361,569	100,496	462,065	284,403	82,342	366,745	251,339	71,513	322,852
(a) Interest credited, policyholder bonus, adjustments on contracts where the financial risk is borne by policyholders.
(b) Internal AXA transfers.
(c) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

N.B.: This table summarizes future policy benefit
reserves arising from insurance and investment
contracts for the Life & Savings segment,
whether or not the risk is borne by policyholders
(i.e. including unit-linked business).

In 2006, changes in the scope of consolidation
totaled €79,700 million, mainly due to:

1)  The entries in the scope of consolidation of:

i. Winterthur: €79,190 million (including
€64,543 million of future policy benefits
reserves related to insurance contracts
and €14,647 million related to investment
contracts).

ii. Citadel in Canada (€56 million).

iii. MLC in Hong Kong: €391 million (including
€304 million related to insurance contracts
and €87 million to investment contracts).

iv. In Malaysia: €95 million (insurance
contracts).

2)  Continued reduction in AXA Germany’s co-
insurance share of HÄK-BÄK medical
profession pools (€–304 million).

3) In Southern Europe, reclassification of
policyholder bonus reserves to the future
policy benefit reserves: €269 million
(including €225 million related to insurance
contracts, and €44 million related to
investment contracts).

In 2005, changes in the scope of consolidation
mainly included the reduction in AXA Germany’s
co-insurance share of HÄK-BÄK medical
profession pools (€–354 million), the sale of the
Health business (€–142 million) and the transfer
of the disability business from the Life & Savings
segment to the Property & Casualty segment in
the Netherlands (€–116 million).

In 2004, changes in the scope of consolidation
mainly concerned the entry of MONY
(United States) in the scope of consolidation
(€13,300 million).

14.4.2. Change in reinsurers’ share
							(in Euro million)
	2006			2005			2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Reinsurers’ share in future policy benefit reserves as of January 1	3,720	21	3,741	3,391	–	3,391	3,097	–	3,097
Ceded net pure premiums	493	1	495	463	11	473	421	–	421
Ceded claims paid	(540)	(3)	(543)	(559)	(3)	(562)	(406)	–	(406)
Reinsurers’ share of change in future policy benefit reserves (a)	91	–	91	47	–	47	35	–	35
Ceded technical income and other	69	1	70	91	1	92	49	–	49
Transfers (b)	(0)	–	(0)	(12)	12	(0)	–	–	–
Change in scope of consolidation and change in accounting method	694	–	694	(57)	–	(57)	393	–	393
Impact of foreign currency fluctuation	(289)	–	(289)	356	–	356	(198)	–	(198)
Reinsurers’ share in future policy benefit reserves as of December 31	4,237	20	4,258	3,720	21	3,741	3,391	–	3,391
(a) Interest credited, policyholder bonus, adjustments on contracts where the financial risk is borne by policyholders. (b) Internal AXA transfers.

In 2006, changes in the scope of consolidation (€694 million) mainly comprised the entry of Winterthur (€687 million).

14.5. Liabilities arising from investment contracts
by accounting method

			(in Euro million)
	December 31, 2006	Carrying value December 31, 2005	December 31, 2004
(Non Unit-Linked) – Liabilities arising from:
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) (d)	32,599	33,267	31,832
Investment contracts with Discretionnary Participation Features (DPF) – measured with current assumptions (b)	–	–	–
Investment contract with no Discretionnary Participation Features (DPF) measured at amortized cost	510	219	140
Investment contract with no Discretionnary Participation Features (DPF) measured at fair value	611	707	730
(Unit-Linked) – Liabilities arising from contracts where financial risk is borne by policyholders:
Investment contract with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) & (c)	11,007	9,712	8,436
Features in investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions (b)	–	–	–
Investment contract with no Discretionnary Participation Features (DPF) measured at current unit value (d)	56,665	38,836	30,691
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	101,393	82,742	71,828
(a) In accordance with IFRS 4 standards which allow, under certain conditions, to continue to use a previous system of reference to liabilities arising from contracts with discretionary participating features.
(b) See note 1.12.2. – Reserves measured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.
(c) & (d) As unit-linked contracts, they share the same reserves measurement determined on the basis of held assets units fair value (“current unit value”). Only the valuation of related assets is different:
   – for unit-linked contracts with a discretionary participating feature (c), an asset representing the deferred acquisition costs is recognized in continuity with French GAAP;
   – for unit linked contracts with no discretionary participating feature (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 (“DOC”) – see section 1.2.5.
N.B.: This information is presented net of the impact of derivatives, which is described in note 19.4.1.
(d) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

The recognition of investment contracts with a
discretionary participating features is subject to
IFRS 4, which allows under certain conditions
the continued use of principles applied before
the adoption of IFRS.

However, these contracts must be treated in
accordance with IAS 32 with regards to the
disclosures to be provided in the notes to
Financial Statements. IAS 32 requires the
reporting of fair value or value ranges for these
contracts, unless the Company cannot reliably
measure the participating features.

In Phase I, the IAS Board acknowledged the
difficulties involved in the recognition of
discretionary participating features. Phase II
discussions concerning insurance and
investment contracts with a discretionary
participating features were only re-activated at
IAS Board level in December 2005 and have to
date produced little guidance regarding the fair
value measurement of these contracts. The
Phase II Discussion Paper had not yet been
published as at the date of publication of these
notes. In addition, the IAS Board has numerous
projects underway that could influence the
definition of fair value of discretionary
participating features. Discussions on these
issues are highly complex, and are not yet
sufficiently advanced, particularly the
Discussion Paper setting out the possibility of
adopting US standard FAS 157 “Fair Value
Measurement” in IFRSs.

Due to the resulting uncertainty, AXA cannot
reliably disclose fair value or value ranges for
investment contracts with a discretionary
participating features.

At December 31, 2006, financial liabilities arising
from investment contracts including reinsurance
for all insurance activities amounted to
€101,393 million, including €15,212 million
related to the acquisition of Winterthur.

14.6. Loss reserve
development table

The loss reserve development table shows
movements in loss reserves between 1996 and
2006, based on previously applied accounting
standards, in accordance with IFRS 4. All
contracts concerned are insurance contracts as
defined by IFRS.

The first row entitled "Gross reserves for unpaid
claims and claim expenses developed initially at
the booking date" represents the loss reserves
developed in the balance sheet on the reporting
date for the year indicated in the column
heading. For example, the sum of
€31,168 million appearing in the first row of the
table in the 2005 column represents all loss
reserves developed in all years of occurrence
prior to and including 2005, recognized on the
company’s balance sheet at December 31,
2005.

The second row entitled “Gross reserves for
unpaid claims and claim expenses developed in
2006 adjusted for changes in exchange rates
and scope of consolidation” indicates the
amount that would have been developed initially
at the booking date had the exchange rates for
the current year been used (for reserves
recognized by AXA Group entities that do not
use the Euro as their functional currency) and
assuming an identical scope of consolidation to
that used for the last diagonal of the table.

Preparation of the last diagonal must take
account of the fact that, following the merger of
some newly-acquired portfolios with the AXA
Group’s existing portfolios, it is not always
technically possible to distinguish, within
payments made in a given year in respect of
prior occurrence years, between those relating
to the historical portfolio and those relating to
the recently-acquired portfolio. In these cases,

the merged scope is used to prepare the last
diagonal of the table, even in the columns
corresponding to years before the one in which
the most recent portfolio was acquired.

However, with effect from the development of
loss reserves at end 2006, the company uses
the method which consists in completing each
column of the table using the same scope as
that used for "Gross reserves for unpaid claims
and claim expenses developed initially at the
booking date". In practice, therefore, with effect
from the 2006 column, the differences between
the first and second rows are mainly due to
exchange rate impacts and only marginally to
changes in scope of consolidation.

Also with effect from end 2006, IBNR reserves
related to construction insurance in France have
been included in the loss reserve development
for the first time, and the development of all
annuity reserves for the Property & Casualty
segment are presented separately.

The first section of the table entitled
“Cumulative payments” shows, for a given

column N, the cumulative amount of payments
related to years of occurrence prior to and
including N, made since December 31 of year N.

The second part of the table entitled “Reserve
re-estimated” shows, for a given column N, an
estimate of the final cost of liabilities carried at
December 31 of year N in respect of all years of
occurrence prior to and including N, at each
future period end. The final cost estimate varies
as information relating to losses still outstanding
becomes more reliable.

The surplus (shortfall) of the initial reserve with
respect to the re-estimated gross final cost for
each year represents, for a given year N, the
difference between the amount shown on the
second row (gross reserves for unpaid claims
and claims expenses developed in 2006
adjusted for changes in exchange rates and
scope of consolidation) and the amount shown
in the final diagonal under “Reserve re-
estimated”.

14.6.1. Loss reserves development table: Property & Casualty and
International Insurance (excluding AXA RE)

							(in Euro million except percentages)
	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)	2005	2006 (e)
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (d)	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,193
Gross reserves for unpaid claim and claim expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation (d)	18,232	21,548	22,167	24,708	25,712	27,236	28,023	28,962	29,843	31,253	41,193
Cumulative payments at:
One year later	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084
Two years later	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233	8,871
Three years later	7,327	8,087	9,361	13,474	12,378	12,440	11,846	11,332
Four years later	8,351	10,338	10,632	14,798	14,220	14,140	13,411
Five years later	10,619	11,218	11,384	16,239	15,297	15,410
Six years later	11,187	11,512	12,435	16,554	16,420
Seven years later	11,387	12,508	12,889	17,667
Eight years later	12,143	12,970	13,557
Nine years later	12,473	13,756
Ten years later	12,398
Reserve re-estimated at:
One year later	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878
Two years later	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791	27,833
Three years later	13,864	17,971	22,048	25,542	24,864	25,610	25,835	26,920
Four years later	14,214	20,162	21,485	24,409	24,665	25,542	25,783
Five years later	16,742	19,873	20,804	24,304	24,658	25,756
Six years later	16,439	19,052	20,820	24,174	25,093
Seven years later	16,024	19,293	20,671	24,720
Eight years later	16,272	19,267	21,049
Nine years later	16,188	19,864
Ten years later	15,825
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves:
Amount (a)	2,408	1,684	1,118	(12)	619	1,481	2,241	2,043	2,010	1,375	na
Percentages (a)	13.2%	7.8%	5.0%	0.0%	2.4%	5.4%	8.0%	7.1%	6.7%	4.4%	na
(a) It is not appropriate to extrapolate future redundancies or future deficiences based on the loss reserve development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods.
(b) AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claim reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as of December, 31, 1997 and after. Cumulative payments and reserve development for 1998 and after include the development of integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c) AXA acquired GRE in May 1999. GRE’s operations have been integrated within AXA. At the time of acquisition, GRE’s gross reserves totaled €5.6 billion.
(d) In 2004, AXA Corporate Solution Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to “other international activities”. The reserves of AXA Corporate Solution Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.
(e) In 2006, Winterthur’s operations have been integrated within AXA. Total loss reserves developed amounted to €41.2 billion including €8.6 billion in respect of Winterthur.

14.6.2. Loss reserves development
table: AXA RE

On December 21, 2006, the AXA Group finalized
an agreement to sell the AXA RE reinsurance
business to Paris Ré Holding. Under the terms of
the agreement, AXA retains exposure to any
changes in the final cost of claims occurring before
December 31, 2005. However, the proportional

treaty put in place as part of the agreement
between AXA RE and Paris Ré protects AXA
entirely from any claims occurring after January 1,
2006. Consequently, the table below shows the
development of loss reserves recognized in
AXA RE’s balance sheet at each year-end until
December 31, 2005. Reserves recognized after
that, which correspond to exposure assumed fully
by Paris Ré, have not been developed.

				(in Euro million except percentages)
	1996	1997	1998	1999	2000	2001 (c)	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (a)	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claim expenses developed in 2006 (d)	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2006 (d)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claim reserves	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	615	583	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543	1,574
Three years later	1,230	1,430	2,000	2,265	2,449	3,603	2,570	1,784
Four years later	1,427	1,685	2,232	2,779	2,549	3,978	2,768
Five years later	1,586	1,815	2,677	2,726	2,770	4,140
Six years later	1,689	2,101	2,566	2,894	2,874
Seven years later	1,953	1,971	2,697	2,966
Eight years later	1,813	2,060	2,755
Nine years later	1,881	2,114
Ten years later	1,929
Reserve re-estimated at:
One year later	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642	3,621
Three years later	2,891	3,168	3,772	3,955	4,034	5,314	4,374	3,514
Four years later	2,844	3,045	3,643	4,027	3,817	5,536	4,281
Five years later	2,754	2,941	3,722	3,755	3,944	5,466
Six years later	2,612	2,964	3,444	3,845	3,887
Seven years later	2,692	2,724	3,521	3,797
Eight years later	2,468	2,774	3,478
Nine years later	2,513	2,736
Ten years later	2,482
Cumulative redundancy (deficiency) from the initial gross claim reserves in excess of (less than) re-estimated gross claim reserves	164	144	(418)	(401)	(434)	402	497	228	(307)	192
Re-estimated retroceded reserves	240	349	512	445	398	1,160	759	396	631	1,074
Premium adjustment (b)	570	637	724	1,034	1,281	1,387	1,289	580	373	388
Re-estimated net claim reserves	1,672	1,750	2,242	2,318	2,208	2,919	2,233	2,538	2,617	2,599
Initial net claim reserves in excess of (less than) re-estimated net claim reserves as at December 31, 2006:
Amount (a)	778	845	402	648	852	1,297	1,525	743	195	733
Percentages of original net reserve (a)	31.8%	32.6%	15.2%	21.8%	27.8%	30.8%	40.6%	22.6%	6.9%	22.9%
(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.
(b) Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c) In 2001, AXA RE’s claim reserves were adversely affected by the September 11 attacks.
(d) In 2004, AXA Corporate Solution Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to the “other international activities”. The reserves of AXA Corporate Solution Assurance US were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

14.6.3. Reconciliation between developed reserves and total recognized claim reserves

			(in Euro million)
TOTAL GROSS CLAIM RESERVES	2006	2005	2004
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE) (a)	41,193	31,168	29,128
AXA RE (a)	–	4,253	3,314
Future policy benefits annuity reserves (separately developed from 2006)	2,492	–	–
Total gross claims and other reserves developed	43,685	35,421	32,442
Construction reserves (PSNEM)	–	1,126	1,056
Future policy benefits annuity reserves	–	1,528	1,212
Other reserves (b)	5,242	2,098	2,082
of which AXA RE liabilities	3,038	–	–
Total gross claims and other reserves excluding Life & Savings Segment	48,927	40,173	36,792
(a) Total gross claims and other reserves developed are presented on the basis of the loss reserve development table. The reserves of AXA Corporate Solution Insurance US were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company (€282 million in 2006 and €409 million in 2005) were included in AXA RE’s loss reserve development table.
(b) Mainly reserves on acceptations (€771 million in 2006, €938 million in 2005 and €975 million in 2004).

14.7. Environmental
pollution and asbestos

AXA continues to receive claims from policies
written in prior years asserting damages from
asbestos-related and environmental-related
exposures. These asbestos claims relate
primarily to bodily injuries suffered by those who
came in contact with asbestos, while
environmental claims relate primarily to pollution
related clean-up costs.

AXA’s exposure to asbestos and environmental
(“A&E”) claims originates primarily from the
following contracts:

– Insurance or reinsurance of US-originated
risks: this exposure arises primarily from the
reinsurance of US cedants or from direct
policies written in the London Market (excess
of primary covers). The underlying exposure is
made-up of both asbestos and pollution
claims.

– Employers Liability insurance in Europe: this
created exposure to asbestos-related claims,
in particular on the UK market.

There is considerable uncertainty as to the
future cost of A&E claims. The ultimate cost of
claims is very much dependent on legal factors

that are difficult to predict with any certainty.
There have been in the past, and continue to be,
frequent occurrences of inconsistent court
decisions and judicial interpretations regarding
the extent of liability and the level of damages
awarded.

It is common to have issues of allocation of
responsibility among potentially responsible
parties, as well as involvement of multiple
insurers and multiple policy periods. Such
issues raise considerable coverage issues.

Asbestos-related claims typically have very
long latency periods. For instance,
mesothelioma can take in excess of 40 years
to develop after inhalation of asbestos fibres.
This latency period makes it difficult to estimate
accurately the future number of asbestos-
related claims, the future potential liability
associated with such claims and creates
unusual sensitivity to future legal and economic
developments.

AXA actively manages its exposure to A&E
claims. Most of the Group’s A&E claims are
managed by AXA Liabilities Managers, a
specialized unit in charge of managing the
Group’s non-life run-offs.

AXA Liabilities Managers manages these risks in
a proactive manner, with a view to reducing
AXA’s exposure to the uncertainties in these
claims. All A&E claims are thus managed by
dedicated teams of experts who use a variety of
claims-resolution techniques including
settlements, policy buy-backs and, in certain
cases, litigation. In addition, AXA Liabilities
Managers focuses specifically on final
resolutions of exposures, either through
commutations or other solutions.

The calculation of reserves for A&E risks raises
specific difficulties as conventional reserving
techniques cannot be used for evaluating IBNR.
As a result, AXA evaluates the future cost of
those claims using a range of specific methods
based either on exposure analysis, frequency /
cost projections or reserving benchmarks. A&E

reserves are reviewed on a yearly basis to
ensure that they adequately reflect the latest
claims experience, as well as legal and
economic developments. Consistent with AXA’s
reserving practices, and despite the particularly
long-tail nature of those risks, reserves for A&E
are undiscounted.

Due to the uncertainty surrounding A&E claims,
it is not possible to determine their future cost
with the same degree of certainty as for other
types of claims. Although AXA considers its
reserves for A&E claims to be adequate, it is
possible that, under some adverse scenarios,
they may turn out to be insufficient to cover
future losses.

At year-end 2006, key data relating to A&E
claims were as follows:

			(in Euro million)
	December 31, 2006		December 31, 2005
	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
EVOLUTION OF RESERVES – ASBESTOS
Reserves for losses and loss expenses at beginning of year	1,046	966	875	793
Impact of change in exchange rates	(48)	(45)	68	62
Losses and loss expenses incurred	206	223	161	158
Losses and loss expenses paid	(113)	(98)	(58)	(47)
Reserves for losses and loss expenses at end of year (at constant scope)	1,091	1,046	1,046	966
Change in scope (Integration of Winterthur)	85	77
Reserves for losses and loss expenses at end of year (new scope)	1,176	1,123	1,046	966
of which Reported losses (1)	268	227	352	288
of which IBNR losses (2)	908	896	694	678
RESERVES ADEQUACY RATIOS
3 – Year Survival ratio excluding commutations (a)	32 years	34 years	30 years	32 years
IBNR (2) / Case Reserves (1)	338%	394%	197%	235%
Cumulative Payments to date / Projected Ultimate Cost	35%	33%	33%	31%
(a) Average yearly payments over the last 3 years (excluding in respect of commutations) / Reserves at the end of the year.

		(in Euro million)
	December 31, 2006		December 31, 2005
	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
EVOLUTION OF RESERVES – POLLUTION
Reserves for losses and loss expenses at beginning of year	152	134	146	121
Impact of change in exchange rates	(10)	(10)	14	13
Losses and loss expenses incurred	(18)	(13)	1	2
Losses and loss expenses paid	(31)	(28)	(10)	(2)
Reserves for losses and loss expenses at end of year (at constant scope)	93	83	152	134
Change in scope (Integration of Winterthur)	9	9
Reserves for losses and loss expenses at end of year (new scope)	102	92	152	134
of which Reported losses (1)	46	39	81	71
of which IBNR losses (2)	56	53	71	63
RESERVES ADEQUACY RATIOS
3 - Year Survival ratio excluding commutations (a)	16 years	22 years	10 years	13 years
IBNR (2) / Case Reserves (1)	122%	134%	87%	88%
Cumulative Payments to date / Projected Ultimate Cost	66%	61%	53%	47%
(a) Average yearly payments over the last 3 years (excluding commutations) / Reserves at the end of the year.

At constant scope and on a net of reinsurance
basis, AXA paid claims and legal costs of
€126 million in 2006 (including €98 million
in respect of asbestos and €28 million in
respect of environmental pollution). This is
significantly higher than in prior years because
several large commutations were made during
the year, in line with AXA’s strategy to reduce
the volatility associated with this type of
exposure. Those commutations also explain
the material decrease in the amount of reported
losses.

During the year, and on a constant scope basis,
AXA incurred losses and loss expenses of
€211 million net of reinsurance (respectively
€224 million in respect of asbestos and
€–13 million in respect of environmental
pollution). This is primarily due to a higher-than-
anticipated number of losses reported in respect
of asbestos-related exposures in the United

Kingdom, as well as to the implementation of
additional methods for estimating the future
costs of such claims.

As a result of the integration of Winterthur, AXA
also assumed additional reserves for A&E
exposures. On a net of reinsurance basis, these
reserves amount to €87 million, of which
€77 million in respect of asbestos and
€10 million in respect of pollution.

As a result of those various changes and after
allowing for movements in exchange rates,
AXA held total reserves for A&E (net of
reinsurance) of €1,215 million at year-end 2006.
As can be seen from the above chart, reserves
adequacy ratios remained close to their 2005
levels, with the exception of the IBNR / Case
reserve ratio which showed a significant
increase due to the combined impact of
commutations and increase in IBNR.

14.8. Liabilities arising from policyholders’
participation

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Policyholders’ participation reserves	11,453	7,478	6,717
Fund for Future Appropriation (FFA) – UK With Profits contracts (a)	4,668	4,529	2,761
Policyholders’ deferred participation liabilities	8,796	11,276	8,066
TOTAL	24,918	23,284	17,544
(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

The deferred policyholders’ participation liability
also includes the impact of shadow accounting
(see definition in 1.12.2) mainly in relation to
unrealized gains and losses on invested
financial assets available for sale as described
in 13.2.1.

Liabilities arising from policyholders’
participation for all insurance activities
amounted to €24,918 million including
€4,365 million related to the acquisition of
Winterthur.

14.9. Payment and
surrender projections
and components of
insurance contract
liabilities

In the tables presented in section 14.9.1 and
14.9.2, liabilities arising from Life & Savings and
Property & Casualty insurance and investment
contracts exclude contracts where financial risk
is borne by policyholders. These liabilities are

not exposed to interest-rate or duration risk,
except unit-linked contracts with performance
guarantees. Subsidiaries hold unit-linked assets
backing the corresponding liabilities arising from
these contracts. Occasional mismatches result
solely from administrative timing differences in
the processing of day-to-day operations.

14.9.1. Payment and surrender
projections
The table below shows the breakdown of
projected payments and surrenders related to
Life & Savings and Property & Casualty insurance
and investment contracts excluding contracts
where financial risk is borne by policyholders.
Actual maturities may differ significantly from the
estimates set out below, mainly because, as
already mentioned, some of the contracts contain
a surrender option controlled by the policyholder
that may reduce their duration.

The projections shown below cannot be
compared with the reserves carried on the
balance sheet and are higher than the published
balance sheet figures because they represent
expected cash flows without any discounting
element. They are also shown net of inflows of
periodical premiums payable by policyholders.

				(in Euro million)
	2006
EXPECTED PAYMENTS BY PERIODS	12 months or less	More than 1 year up to 5 years	More than 5 years	TOTAL
Liabilities arising from insurance and invesment contracts	19,845	76,988	409,458	506,291
of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	5,061	42,870	220,690	268,621
The figures shown in the first row represent estimated cash flows for death, incapacity and disability claims, surrenders, annuities, minimum guaranteed benefits for unit-linked contracts, Property & Casualty and Health claims, net of premiums due from policyholders under contracts in-force. These cash flows are based on assumptions regarding mortality, incapacity and disability, surrender and settlement frequency for Property & Casualty, which are consistent with past experience in the Group’s business. They are gross of reinsurance. Given the strong use of estimates, it is likely that actual payments will differ.

14.9.2. Components of insurance
contract liabilities
The table below and related comments exclude
contracts where financial risk is borne by
policyholders (unit-linked contracts).

The general principles for establishing insurance
liabilities are set out in note 1 of this report.
Liabilities are based on estimates, and one of
the key assumptions used in these estimates is
the discount rate.

As shown in the table below, 93% of Life &
Savings reserves (excluding unit-linked
contracts) are discounted. 14% are subject to a
revision of the discount rate. 79% retain the rate
set at subscription, subject to the liability
adequacy test described in note 1.

By convention, contracts with zero guaranteed
rates are deemed not-discounted, except for
products offering guaranteed rates updated
annually and for one year: these contracts are
presented in discounted reserves.

Reserves for savings contracts with non-zero
guaranteed rates are discounted at the technical
interest rate.

Contracts for which the assumptions are revised
in the financial statements at closing mainly
consist of certain UK With-Profit contracts and
reserves for guarantees (Guaranteed Minimum
Death Benefits etc.).

In Property & Casualty business, most reserves
(95%) are not discounted, except for incapacity
and disability contracts and annuity motor
mathematical reserves, where the discount rate
is revised regularly.

The rates presented in the table below are
weighted average rates for all the portfolios
under consideration. They should be analyzed
with care. For contracts with guaranteed rates
that are revised annually, rates are crystallized at
the closing date. The risk factors associated
with the contracts are set out in note 4.

				(in Euro million)
	December 31, 2006		December31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	235,220	3.00%	193,557	3.40%	179,722	3.52%
Life & Savings – unlocked discount rate	43,410	3.31%	30,615	3.17%	29,119	3.33%
Life & Savings – undiscounted reserves	20,459		7,976		7,653
Sub-total Life & Savings	299,089		232,148		216,494
Discounted reserves – locked-in discount rate (a)	2,172	4.16%	2,082	3.57%	1,468	4.50%
Discounted reserves – unlocked discount rate	753	2.13%	844	2.17%	845	2.31%
Undiscounted reserves	54,938		44,942		41,568
Sub-total – Property & Casualty and International Insurance	57,863		47,868		43,881
Total insurance and investment contracts	356,952		280,017		260,375
(a) Subject to liability adequacy tests. Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 19.4) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

14.9.3. Major business areas The tables in section 20.1. set out the Group’s major insurance business areas, and reflect the Group’s high level of diversification.

14.10. Embedded
derivatives meeting the
definition of an
insurance contract

AXA sells insurance contracts that contain a
variety of options and guarantees for contract-
holders. These features are described in Note 4.
They are not embedded derivatives which AXA
reports separately at fair value because:

– many of the features would be considered
clearly and closely related to the host
contract, and

– many of the features themselves would qualify
as insurance contracts under phase I.

This note describes the features that are
embedded derivatives and meet the definition of
an insurance contract on a stand-alone basis.
The primary features can be divided into two
broad categories: guaranteed minimum death
benefits (GMDBs) or guaranteed minimum
income benefits (GMIBs) offered on unit-linked
contracts and guaranteed annuity purchase
rates.

GMDB features provide a guaranteed death
benefit which may be higher than the contract
account balances of the unit-linked contract,
depending on performance of the unit-linked
assets. GMIB features provide a guaranteed
lifetime annuity which may be elected by the
contract-holder after a stipulated waiting period,
and which may larger than what the contract
account balance could purchase at then-current
annuity purchase rates.

The risk of GMDB and GMIB features to AXA is
that protracted under-performance of the
financial markets could result in benefits being
higher than the accumulated policyholder
account balances could support. Reserves are
established for these features on the basis of

actuarial assumptions related to projected
benefits and related contract charges. The
determination of estimated GMDB and GMIB
liabilities is based on models which involve
numerous estimates and subjective judgments,
including those regarding expected market rates
of return and volatility, contract surrender rates
and GMIB election rates. There can be no
assurance that ultimate experience will not differ
from management’s estimates. In addition to
providing for risk through establishing reserves,
AXA also manages the risk through a
combination of reinsurance programs and active
financial risk management programs including
investment in exchange-traded futures
contracts and other instruments.

Guaranteed annuity purchase rates provide
contract-holders with a guarantee that at a
future date the accumulated balance on their
contract will be sufficient to purchase a lifetime
annuity at currently defined rates. The risk to
AXA in these features is either that longevity will
improve significantly so that contract-holders
electing to exercise this benefit will live longer
than assumed in the guaranteed purchase rates,
or that investment returns during the payout
period will be lower than assumed in the
guaranteed purchase rates. Reserves are
established for these features on the basis of
actuarial assumptions related to projected
benefits and related contract charges. The
determination of this estimated liability is based
on models which involved numerous estimates
and subjective judgments, including those
regarding expected rates of return and volatility,
contract surrender rate, mortality, and benefit
election rates. There can be no assurance that
ultimate experience will not differ from
management’s estimates. In addition to
providing for risk through establishing reserves,
AXA also manages these risks through asset-
liability management programs including interest
rate floors to protect against a decline in interest
rates.

Note 15:

Provisions for risks and charges

15.1. Breakdown of provisions for risks and
charges

Provisions for risks and charges include the following items:

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Employee benefits	7,447	7,755	6,621
Share-based compensation	167	91	59
Restructuring provisions	104	163	231
Lawsuits contingency provisions	217	217	155
Liability warranty provisions	39	1	18
Contingent liabilities relating to business combinations	–	–	–
Other provisions for risks and charges	1,010	534	644
TOTAL PROVISIONS FOR RISKS AND CHARGES	8,984	8,761	7,729

Provisions for risks and charges carried by Winterthur subsidiaries amounted to €1,125 million at end December 2006.	Comments on provisions relating to employee benefits can be found in Note 25 “Employees”.

15.2. Change in provisions for risks and charges
(excluding employee benefits and share-based
compensation)

Changes in provisions for risks and charges are set out below:

				(in Euro million)
	2006
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL
Carrying value - January, 1	163	217	1	–	534	914
Financial cost related to dezactualisation (a)	–	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	15	54	39	–	499	607
Increase in provisions	8	12	(1)	–	263	283
Write back after use	(68)	(50)	–	–	(209)	(327)
Write back after final cost review	(5)	(16)	–	–	(72)	(93)
Impact of foreign exchance fluctuations	(9)	–	–	–	(5)	(14)
Carrying value – December, 31	104	217	39	–	1,010	1,370
(a) In the case where provisions are discounted.

				(in Euro million)
	2005
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL	2004 TOTAL
Carrying value - January, 1	231	155	18	–	644	1,048	1,179
Financial cost related to dezactualisation	(a) –	–	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	5	–	–	(3)	(133)	(131)	(56)
Increase in provisions	17	85	–	–	203	305	352
Write back after use	(106)	(15)	–	3	(159)	(277)	(249)
Write back after final cost review	(4)	(9)	(18)	–	(42)	(73)	(154)
Impact of foreign exchange fluctuations	20	–	–	–	19	39	(24)
Carrying value – December, 31	163	217	1	–	534	914	1,048
(a) In the case where provisions are discounted.

All provisions related to the Winterthur group
described in this note correspond to liabilities
that existed before the acquisition and have not
arisen as a result of the acquisition.

At December 31, 2006, restructuring
provisions totaled €104 million (including
€18 million for Winterthur group subsidiaries),
mainly comprising €55 million in the United
States following the Mony acquisition,
€17 million in Germany (including €6 million for
Winterthur), and €14 million in the United
Kingdom (including €7 million for Winterthur
UK).

Litigation provisions totaled €217 million
(including €57 million for Winterthur group
subsidiaries and notably €34 million in Belgium),
mainly comprising €50 million in France,
€47 million at AXA Bank Belgium and
€25 million at Compagnie Financière de Paris.

Liability warranty provisions totaled
€39 million and mainly relate to Winterthur and
disposals made by the Group in the past few
years (€32 million carried by AXA LM
Switzerland).

Other provisions for risks and charges totaled
€1,010 million including €409 million related to
Winterthur subsidiaries, notably within the
scope managed by AXA LM Switzerland. These
provisions concern management of run-off
portfolios, reinsurance agreements or
businesses sold in the past, mostly related to
activities of Winterthur’s former Closed Portfolio
Management. €174 million of provisions have
been taken in Switzerland for risks related to the
Winterthur Life branch in Taiwan.

Other provisions (excluding amounts related to
Winterthur) include €101 million in France,
€107 million in the United Kindom, €76 million
in Australia and New Zealand, €76 million at
Compagnie Financière de Paris, €78 million in
asset management (including €33 million at
AllianceBernstein in respect of Dynegy),
€45 million in international insurance and
€51 million in Japan.

Note 16: Financing debt

16.1. Financing debt by issuance

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AXA (b)	4,908	4,432	4,139
Debt component of subordinated convertible notes due 2014 (euro)	1,660	1,608	1,558
Debt component of subordinated convertible notes, 3.75% due 2017 (euro)	1,168	1,127	1,089
Subordinated convertible notes due 2020 (euro)	180	180	215
U.S. registered redeemable subordinated debt, 8.60% 2030 (euro)	960	1,118	952
U.S. registered redeemable subordinated debt, 7.125% 2020 (GBP)	484	474	461
U.S. registered redeemable subordinated debt, 6.75% 2020 (euro)	1,062	1,062	1,070
Derivatives on debts instruments issued (a)	(605)	(1,137)	(1,205)
AXA Financial	153	171	442
Surplus Notes, 6.95%, due 2005	–	–	294
Surplus Notes, 7.70%, due 2015	152	169	147
MONY Life 11.25% Surplus Notes, due 2024	1	2	1
AXA Bank Belgium	416	378	339
Subordinated notes, 2.80% to 6.90%, due 2016	416	378	339
Other subordinated debt (under €100 million)	86	92	121
SUBORDINATED DEBT	5,563	5,073	5,041
AXA	2,198	842	899
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	971	1,041	1,183
Commercial paper	1,350	–	–
Other	–	–	5
Derivatives on financing debt instruments issued (a)	(124)	(199)	(289)
AXA Financial	1,077	1,187	1,256
Senior notes, 7.75%, due 2010	363	405	351
Senior notes, 7%, due 2028	264	295	255
Senior notes, 6.5%, due 2008	190	212	183
Senior notes MONY, 8.35%, due 2010	250	285	253
MONY Group Inc. notes, due 2005	–	–	210
Derivatives on financing debt instruments issued (a)	10	(11)	4
AXA UK Holdings	229	225	219
GRE: Loan Notes, 6.625%, due 2023	229	225	219
Derivatives on financing debt instruments issued (a)	–	–	–
AXA Equitable	266	566	498
Mortgage notes, floating rate	266	297	257
Closed-Block Mony, 6.44%, due 2017	–	254	220
Derivatives on financing debt instruments issued (a)	–	15	21
Other financing debt instruments issued (less than €100 million)	(81)	(2)	30
Other financing debts instruments issued under €100 million	11	11	32
Derivatives relating to other debts instruments issued (a)	(92)	(14)	(1)
FINANCING DEBT INSTRUMENTS ISSUED	3,688	2,817	2,903
Netherlands holdings	10	17	17
AXA Investment Managers	–	–	–
Other financing debts owed to credit institutions (under €100 million)	85	–	–
Derivatives on financing debt owed to credit institutions (a)	–	–	–
FINANCING DEBT OWED TO CREDIT INSTITUTIONS	95	17	17
TOTAL FINANCING DEBT	9,347	7,906	7,961
(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.
(b) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See Note 13 for further details.

Following publication of the IFRIC update by the
IFRIC Agenda Committee in November 2006
based on the IASB’s comments, subordinated
perpetual notes and related interest have been
reclassified as shareholders’ equity and are
therefore treated in the same way as the deeply
subordinated notes. These notes issued by the
Group are described in detail in Note 13.

Financing debt excluding perpetual debt
classified as shareholders’ equity increased by
€1,441 million, or by 1,711 million at constant
exchange rates. Movements in exchange rates
therefore had a positive impact of €270 million,
mainly on AXA SA redeemable subordinated
notes denominated in foreign currency and AXA
Financial senior bonds. The overall increase was
mainly due to:

i. a €609 million increase in subordinated debt
(including derivative instruments) at constant
exchange rates arising mainly from the

decrease in market value of interest rate
swaps following the rise in variable rates in
the Euro zone;

ii. a €1,023 million increase in financing debt
securities at constant exchange rates arising
mainly from AXA SA purchase of commercial
paper (€1,350 million), partially offset by
AXA Equitable early redemption of all its
Closed-Block Mony debt and related
derivatives (€254 million and €15 million
respectively);

iii. a €79 million increase in financing debt owed
to credit institutions at constant exchange
rates mainly arising from the consolidation of
Winterthur (€85 million including €75 million
for Winterthur Leven NV in the Netherlands
and €10 million for Winterthur Life in
Switzerland).

Derivative instruments hedging financing debts
are commented in Note 19.

16.2. Fair value measurement methodology –
financing debt

				(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost (b)	6,168	7,228	6,210	7,473	6,246	7,338
Derivatives on subordinated debt (a)	(605)	(605)	(1,137)	(1,137)	(1,205)	(1,205)
Subordinated debt	5,563	6,623	5,073	6,337	5,041	6,133
Financing debt instruments issued at cost	3,894	3,962	3,025	3,091	3,168	3,290
Derivatives on financing debt instruments issued (a)	(206)	(206)	(208)	(208)	(265)	(265)
Financing debt instruments issued	3,688	3,756	2,817	2,883	2,903	3,024
Financing debts owed to credit institutions at cost	95	95	17	17	17	17
Financing debt owed to credit institutions	95	95	17	17	17	17
FINANCING DEBT	9,347	10,475	7,906	9,236	7,961	9,175
(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.
(b) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See Note 13 for further details.

The Group does not hold any financing debt designated as at fair value through profit & loss (fair value option or trading instruments).

16.3. Fair value
measurement of
financing debt

Information on the fair value figures presented in
this note is provided in addition to information on
carrying values and should be used with caution.
As a matter of facts, on the one hand, these
estimates are based on snapshots taken on
accounts closing dates of parameters such as
interest rates and spreads, which in fact
fluctuate over time, and resulting in
instantaneous values, and on the other hand
because there are many possible methods of
making these estimates.

Data used when calculating the fair value of
financing debt (financing debt instruments
issued or financing debt owed to credit
institutions) are period-end market data that
reflect (i) market interest rates by currency, (ii)
AXA’s average spread by maturity and currency,
distinguishing subordinated and senior debt and
(iii) options included in issue contracts, such as
issuer redemption options.

The fair value of subordinated convertible bonds
is equal to the quoted price for these
instruments at the end of the period. Therefore,
reported fair value includes the value of the
conversion option, which is included as a
component of equity.

The fair value of financing debt at December 31,
2006, excluding accrued interest but not yet due,
was €10,475 million, including related hedging
derivative instruments.

16.4. Exposure to
interest-rate risk and
contractual maturities

The tables below set out the contractual
maturities of financing debt (excluding the
impact of derivatives). Effective maturities may
differ from those presented, mainly because
some instruments include clauses allowing early
redemption, with or without penalty.

				(in Euro million)
	December 31, 2006
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Financing debt	1,854	1,011	7,293	10,158
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2005
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years (a)	carrying value
Financing debt	311	385	8,555	9,251
Excludes the impact of derivatives (detailed in section 19.4).
(a) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See Note 13 for further details.

				(in Euro million)
	December 31, 2004
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years (a)	carrying value
Financing debt	917	300	8,213	9,430
Excludes the impact of derivatives (detailed in section 19.4).
(a) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See Note 13 for further details.

Note 17: Payables

17.1. Breakdown of payables

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Minority interests of controlled investment funds and other puttable instruments held by minority interests holders	7,224	5,115	3,717
Other debt instrument issued and bank overdrafts	8,711	8,411	7,784
Payables arising from direct insurance and inward reinsurance operations	7,947	4,680	3,863
Payables arising from outward reinsurance operations	5,849	3,507	3,588
Payables arising from banking activities	16,992	12,083	12,285
Payables – current tax position	2,059	1,382	954
Derivatives relating to other financial liabilities (a)	124	303	1
Debts relating to investments under a lending agreement	24,098	14,771	7,047
Other payables	16,974	14,222	14,141
Payables	89,978	64,473	53,380
(a) Also includes speculative derivatives relating to other financial liabilities.

Payables, excluding Winterthur’s contribution
(€9,264 million), amounted to €80,714 million at
December 31, 2006.

Movements in the “Minority interests in
controlled investment funds and other puttable
instruments held by minority interest holders”
caption depend on:

– Changes in minority interests in controlled
funds and changes in their fair value. An
identical change in invested assets held by
these funds is also recorded.

– Buyouts of minority interests for which the
Group holds an unconditional commitment
and changes in value of related puttable
instruments. Entries balancing these
movements are recorded under goodwill.

Minority interests in funds under this caption,
excluding Winterthur’s contribution
(€191 million), totaled €5,909 million at
December 31, 2006 (€4,326 million at
December 31, 2005 and €3,223 million at
December 31, 2004).

Other puttable instruments held by minority
interest holders, excluding Winterthur’s
contribution, totaled €1,003 million at
December 31, 2006 (€789 million December 31,
2005 and €494 million at December 31, 2004).
They represent the put option granted to
minority shareholders of Sanford C. Bernstein.
Put options held by the minority shareholders of
former Winterthur subsidiaries (€121 million)
concern entities in central Europe.

Debts relating to investments under a lending
agreement, excluding Winterthur’s contribution
(€172 million), totaled €23,926 million at
December 31, 2006, an increase of
€9,155 million (€9,934 million at constant
exchange rates) mainly attributable to France
(€4,378 million) and Japan (€4,708 million).

Other payables, excluding Winterthur’s
contribution (€1,575 million), totaled
€15,399 million at December 31, 2006.

17.2. Non-subordinated debt instruments issued
and bank overdrafts (other than financing debt)

17.2.1. Other debt instruments issued, notes and bank overdrafts
(other than financing debt) by issuance
	(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AllianceBernstein	254	345	293
“Senior” notes, 5.625%, experation date 2006	–	345	293
Derivatives on other debt instruments issued (other than financing debt) – Alliance Capital	–	–	–
Short term commercial paper, 5.3%	254	–	–
French bank	–	5	8
AXA Banque	–	5	8
Derivatives on other debt instruments issued (other than financing debt) – French bank	–	–	–
AXA SA debts subscribed on behalf of French, English and German subsidiaries	150	186	215
CDO (Collateralized Debt Obligations) and Real Estate Vehicles	1,275	1,507	1,422
CDO ARIA2 tranche A-23E7	–	48	–
CDO ARIA2 tranche A-23U7	–	93	–
CDO ARIA2 tranche U-21E7	34	–	–
Derivatives on other debt instruments issued (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–	–
Aria A-1E5	195	194	195
Aria B-1E5	–	55	55
Aria C-1E5	55	53	55
Aria P-2G7	310	288	289
Concerto 2	382	476	464
Jazz 1	300	299	269
Ecureuil		–	95
Australia / New Zealand	174	141	–
Sterling Grace	174	141	–
Other financial services in France	–	35	257
Fonds Immobilier Paris Office Funds (FIPOF)	–	–	60
Rheinhyp Rheinische Hypotheken Bank, Aktiengesellschaft (London Branch)	–	–	131
Other	–	35	66
Derivatives on other debt instruments issued (other than financing debt) – Other financial services	–	–	–
DBV	2,796	–	–
HOHO 1: class A Senior Class A Mortgage-backed notes, maturity 2030, 3 months Euribor + 0.31%, Floating	190	–	–
HOHO 1: class B Mezzanine Class B Subordinated mortgage-backed notes, maturity 2030, 7%, Fixed rated	13	–	–
HOHO 1: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2030, 8%, Fixed rated	5	–	–
HOHO 2: class A1 Senior Class A1 Mortgage-backed notes, maturity 2080, 3 months Euribor + 0.26%, Floating	263	–	–
HOHO 2: class A2 Senior Class A2 Mortgage-backed notes, maturity 2080, 4.73%, Fixed rated	54	–	–
HOHO 2: class B Mezzanine Class B Mortgage-backed notes, maturity 2080, 5,04%, Fixed rated	18	–	–
HOHO 2: class C Junior Class C Mortgage-backed notes, maturity 2080, 5.64%, Fixed rated	7	–	–
HOHO 2: class D Subordinated Class D Notes, maturity 2080, 3 months Euribor + 3.75%, Floating	4	–	–
HOHO 3: class A Senior Class A Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.13%, Floating	707	–	–
HOHO 3: class B Mezzanine Class B Subordinated mortgage-backed notes, maturity 2083, 3 months Euribor + 0.19%, Floating	19	–	–
HOHO 3: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.29%, Floating	9	–	–
HOHO 3: class D Subordinated Class D Notes, maturity 2083, 3 months Euribor + 1.40%, Floating	7	–	–
HOHO 4: class A Senior Class A Mortgage-backed Floating rate notes, maturity 2083, 3 months Euribor + 0.03%, Floating	1,492	–	–
HOHO 4: class B Subordinated Class B Floating rate notes, maturity 2083, 3 months Euribor + 0.35%, Floating	10	–	–
Other	66	13	–
Derivatives on other debt instruments issued (other than financing debt) – Other	–	–	–

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
OTHER DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	4,715	2,233	2,196
CDO (Collateralized Debt Obligations)	161	284	403
Jazz 1	161	284	403
Derivatives on other issued debt (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–	–
Other financial services in France	38	50	91
AXA Banque	38	50	91
Derivatives on other issued debt (other than financing debt) – Other financial services in France	–	–	–
Other financial services in Germany	125	215	301
AXA Vorsorgebank	125	215	301
Derivatives on other issued debt (other than financing debt) – Other financial services in Germany	–	–	–
Other financial services in Belgium	1,026	4,563	4,128
AXA Bank Belgium	1,026	4,563	4,128
Derivatives on other issued debt (other than financing debt) – Other financial services in Belgium	–	–	–
Real estate investment funds	895	–	–
ERIV: AFET Amortizing mortgage loan based on EURIBOR 3 month + 1.45 point, maturity date: 2011	214	–	–
ERIV: CORTEFIEL Mortgage loan based on Euribor 3 month + 0.85 point, maturity date: 2013 + 2x1 year	165	–	–
Vendome Commerce: AFET Amortizing mortgage loan based on EURIBOR 3 month + 1.45 point, maturity date: 2011	214	–	–
Other debts (a)	301	177	–
Other	416	126	1
Derivatives on other issued debt (other than financing debt) – Other	(3)	–	–
OTHER DEBT (OTHER THAN FINANCING DEBT) – OWED TO CREDIT INSTITUTIONS	2,658	5,415	4,924
Bank overdrafts	1,338	762	664
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	8,711	8,411	7,784
(a) Including European Office Income Venture debt which was presented in 2005 in caption “Other debt instruments issued (other than financing debt)” and totaling €177 million at end 2005.

At December 31, 2006, other debt instruments
issued (other than financing debt) and bank
overdrafts, excluding Winterthur’s contribution
(€3,058 million mainly relating to the integration
of Holland Homes SPEs, which securitize
mortgages in the Dutch DBV Life business)
totaled €5,653 million, in decrease of
€2,758 million. The decrease, which was
€2,712 million at constant exchange rates, was
mainly due to:

– Reclassification of AXA Bank Belgium’s debts
related to securities sold under repurchase
agreement. As at January 1, 2006, these
liabilities have been classified as payables
arising from banking activities instead of other
debt instruments issued (other than financing
debt) and overdrafts, which led to a decrease
of €3,242 million.

– Redemption of AllianceBernstein’s fixed-rate
bond debt (€345 million).

– A €296 million decrease in AXA Bank
Belgium’s debt as part of its liquidity
management in banking activities.

– A €238 million decrease of CDO’s other debts
instruments issued (other than financing debt).

– Lower debts at CDO Jazz 1 (€123 million), in
line with lower volume of managed assets
backing these credit lines.

– A €90 million reduction in the operational debt
of AXA Vorsorgebank following the transfer of
the mortgage business to the insurance
company (AXA Leben).

These movements were partly offset by:

– A €332 million increase in bank overdrafts.

– A €290 million increase in deposits under
AXA SA’s collateral agreements.

– First-time consolidation of real estate
company European Retail Income Venture
(€380 million), a €59 million increase in
European Office Income Venture’s debt and a
€214 million increase in Vendome
Commerce’s debt.

– AllianceBernstein’s purchase of commercial
paper (€284 million at constant exchange
rates and €254 million at closing rates).

17.3. Fair value measurement of other debt instruments issued and bank overdrafts (other than financing debt) The fair value of other debt instruments issued and bank overdrafts (other than financing debt), excluding Winterthur’s contribution
(€3,058 million) was €5,654 million at
December 31, 2006. Including Winterthur,
the fair value was therefore €8,712 million,
which is very close to the carrying value.
Among the issues included in the table above,
fair value is only calculated for other debt
instruments issued. Other items mainly
comprise repo agreements or short-term
interbank liabilities carried by group banks.
By nature, their fair value is very similar to their
nominal value.

17.3.1. Other debt instruments issued and bank overdrafts
(other than financing debt) by accounting method

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Debt instruments issued at cost	586	902	596
Debt instruments issued held as trading	–	–	–
Debt instruments issued designated as at fair value through profit & loss	4,129	1,508	1,600
Debt instruments issued	4,715	2,410	2,196
Debt owed to credit institutions held at cost	2,535	5,112	4,924
Debt owed to credit institutions held as trading	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	126	127	–
Debt owed to credit institutions	2,661	5,239	4,924
Bank overdrafts	1,338	762	664
DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT) (a)	8,714	8,411	7,784
Including debt at fair value through profit & loss	4,255	1,637	1,600
(a) Excludes the impact of derivatives.

17.3.2. Other debt instruments issued, notes and bank overdrafts measured at fair value

							(in Euro million)
	December 31, 2006			December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Debt instruments issued held as trading	–	–	–	–	–	–	–	–	–
Debt instruments issued designated as at fair value through profit & loss	594	3,536	4,129	726	782	1,508	1,600	–	1,600
Debt instruments issued (other than financing debt)	594	3,536	4,129	726	782	1,508	1,600	–	1,600
Debt owed to credit institutions held as trading	–	–	–	–	–	–	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	126	–	126	129	–	129	–	–	–
Debt owed to credit institutions (other than financing debt) (a)	126	–	126	129	–	129	–	–	–
(a) Excludes the impact of derivatives.

The fair value option is used to measure debt
other than financing debt designated as at fair
value through profit and loss included in the
table above. The increase in debt measured at
fair value through profit and loss is mainly due

to the consolidation of Holland Homes, a special purpose entity created by Winterthur to securitize excess mortgage loans granted by DBV Life Netherlands.

17.4. Payables arising from direct insurance,
inward reinsurance operations and direct outward
reinsurance operations

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Deposits and guarantees	275	275	45	45	25	25
Current accounts payable to other companies	1,223	1,223	771	771	564	564
Payables to policyholders, brokers and general agent	6,248	6,248	3,494	3,494	3,119	3,119
Other payables	217	217	371	371	155	155
Premiums to be transferred – reinsurance pools	(16)	(16)	–	–	–	–
Payables arising from direct insurance and inward reinsurance operations	7,947	7,947	4,680	4,680	3,863	3,863
Deposits and guarantees	1,850	1,850	1,508	1,508	1,376	1,376
Current accounts payable to other companies	3,941	3,941	1,927	1,927	2,213	2,213
Other payables	58	58	72	72	–	–
Payables arising from direct outward reinsurance operations	5,849	5,849	3,507	3,507	3,588	3,588

At December 31, 2006, payables arising from
direct insurance and inward reinsurance
operations, excluding Winterthur’s contribution
(€3,451 million) totaled €4,496 million, a
decrease of €184 million compared to
December 31, 2005.

At December 31, 2006, payables arising from
direct outward reinsurance operations,

excluding Winterthur’s contribution
(€372 million), totaled €5,477 million, an
increase of €1,970 million compared to
December 31, 2005, mainly due to the
implementation of a proportional reinsurance
treaty between AXA RE and Paris Ré
(€2,159 million) as part of the Group’s sale of
Axa RE’s business.

17.5. Maturity and interest-rate risk exposure

				(in Euro million)
	December 31, 2006
	Carrying value by contractualmaturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	3,526	795	4,394	8,714
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2005
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	6,158	168	2,085	8,411
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2004
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	4,932	965	1,886	7,783
Excludes the impact of derivatives (detailed in section 19.4).

Note 18: Tax

18.1. Tax expense

18.1.1. Breakdown of tax expense between current and deferred tax

The income tax charge was split as follows:

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Income tax – France (a)	124	188	608
Current	991	95	519
Deferred	(867)	93	89
Income tax - Foreign countries (a)	1,868	1,206	1,206
Current	1,037	1,101	770
Deferred	831	104	436
Income tax relating to items reclassified in shareholders’ equity (b)	51	96	31
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	2,043	1,490	1,844
Income tax from discontinued operations (current)	–	–	–
Income tax from discontinued operations (deferred)	–	–	–
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	–	–	–
TOTAL INCOME TAX	2,043	1,490	1,844
(a) As described in notes 1.12.2 and 1.11.2 on accounting principles, the adoption of FRS 27 in the United Kingdom and the reclassification of Perpetual Deelply Subordinated notes to shareholders’ equity led to restatements in all the periods presented (see notes 14 and 13 respectively for details).
(b) This line shows the tax effect of reclassifying in equity items such as interest expense on perpetual deeply subordinated notes and any unrealized foreign exchange differences on perpetual debt.

The current tax amount due on foreign income
amounted to €1,037 million (€1,101 million and
€770 million respectively in 2005 and 2004),
including €243 million policyholder tax
(€163 million and €148 million respectively in
2005 and 2004). The deferred tax amount due
on foreign income amounted to €831 million
(€104 million and €436 million respectively in
2005 and 2004), including €169 million
policyholder tax (€395 million and €–28 million
respectively in 2005 and 2004).

Policyholder tax is a specific tax levied on the
life business of UK insurance companies. The
savings business is not subject to this tax.
Policyholder tax is calculated on the basis of
“income minus expenses”. It is charged to the
policyholder by deduction from the unit value of
unit-linked contracts or directly from the surplus
available for distribution to policyholders in the
case of with-profit contracts.

18.1.2. Tax proof The reconciliation between the theoretical tax charge (pre-tax profit multiplied by the applicable tax rate in France for the period	concerned) and the effective tax charge was as follows:

		(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Net income, gross of tax expense and before equity in income from affiliated companies (a)	7,767	6,275	6,056
Notional tax rate	34.43%	34.93%	35.43%
Notional tax charge	2,674	2,192	2,146
Impact of rate differences on notional tax charge	(77)	(117)	(149)
Impact of the change in tax rates	(87)	(26)	(17)
Income taxable at different tax rates	78	318	34
Impact of change in tax rates	(87)	175	(132)
Impact of tax losses used but not recorded in the previous year	(51)	(32)	(12)
Deferred tax assets booked on tax losses not previously recognized	(82)	(16)	(24)
Tax losses generated in the year but not recognized	18	11	35
Impairment of DTA on tax losses of previous years (b)	19	(387)	75
Tax losses impact	(95)	(423)	75
Permanent difference on financial income and expenses (c)	(385)	(665)	(288)
Permanent difference on other income and expenses	30	44	94
Impact of permanent differences	(355)	(622)	(194)
Correction of payable tax on the previous year	(199)	(180)	(60)
Reestimation of deferred tax assets (b)	(4)	(34)	(23)
Other (c)	108	382	34
Impact of correction, decrease in value and other elements	(95)	168	(49)
Effective tax charge	2,043	1,490	1,844
Effective tax rate (%)	26.30%	23.74%	30.45%
From 2006:
(a) Income before tax expense and equity in income from affiliated companies is shown before the contribution from equity-accounted companies.
(b) Impairment of DTA arising on tax losses is shown in “Tax losses impact”. The 2005 and 2004 figures are presented in a similar way for comparability.
(c) In 2006, the elimination of non-taxable dividends from consolidated companies is shown in “Permanent differences on financial income and expenses”.

The applicable tax rate broke down as follows:

				(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate
France (a)	856	34.43%	1,209	34.93%	1,564	35.43%
United States	2,152	35.00%	1,815	35.00%	1,317	35.00%
United Kingdom	879	30.00%	930	30.00%	493	30.00%
Japan	427	36.21%	25	36.21%	475	36.21%
Germany	573	40.00%	505	40.00%	247	40.00%
Belgium	681	33.99%	420	33.99%	505	33.99%
Other countries	2,199	–	1,371	–	1,456	–
TOTAL	7,767	–	6,275	–	6,056	–
From 2006:
(a) Tax on holding companies based in France is presented under France.
(b) Income before tax expense and equity in income from affiliated companies is shown before the contribution from equity-accounted companies. The 2005 and 2004 figures are presented in a similar way for comparability.

18.2. Deferred tax

Net deferred tax balances broke down as follows:

				(in Euro million)
	December 31, 2006			December 31, 2005	December 31, 2004
	Deferred tax assets	Deferred tax liaiblities	Net deferred tax position	Net deferred tax position	Net deferred tax position
Deferred tax Assets/(Liabilities) concerning:
– Deferred tax through profit & loss	7,320	8,258	(939)	(380)	(316)
– Deferred tax through reserves relating to the fair value adjustment of AFS assets	215	2,048	(1,833)	(2,557)	(2,243)
– Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	–	29	(28)	(65)	(55)
– Deferred tax through reserves relating to the revaluation of tangible assets	–	1	(1)	(1)	–
– Deferred tax through reserves relating to gains and losses on defined benefits pension plans	244	20	224	369	140
– Deferred tax through reserves in relation to stock options	143	1	142	87	–
Net deferred tax excluding policyholders’ tax	7,921	10,357	(2,436)	(2,547)	(2,474)
Policyholder tax – Net deferred tax (a) assets/ (liabilities)	245	1,514	(1,268)	(1,033)	(582)
Total net deferred tax	8,166	11,871	(3,705)	(3,580)	(3,056)
(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

In the table above, the net balances represent the difference between deferred tax assets and deferred tax liabilities carried on the Group’s	consolidated balance sheet. However, the information provided on the sources of deferred tax assets and liabilities are shown before netting.

					(in Euro million)
	2006
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(380)	194	–	56	(808)	(939)
Deferred tax through reserves relating to the fair value adjustment of AFS assets	(2,557)	–	697	41	(14)	(1,833)
Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	(65)	–	16	–	21	(28)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	–	–	–	–	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	–	(129)	(5)	(12)	224
Deferred tax through reserves in relation to stock options	87	–	67	(12)	–	142
Net deferred tax assets/ (liabilities) excluding policyholder tax	(2,547)	194	652	79	(813)	(2,436)
Policyholder tax – Deferred tax through profit & loss	(1,026)	(157)	–	(23)	(61)	(1,268)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of AFS assets	(7)	–	7	–	–	–
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	–	–	2	–	(2)	–
Policyhoder tax – Net deferred tax assets/ (liabilities)	(1,033)	(157)	8	(24)	(63)	(1,268)
Total net deferred tax assets / (liabilities)	(3,580)	37	660	55	(876)	(3,705)

				(in Euro million)
	2005
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(316)	198	–	(75)	(187)	(380)
Deferred tax through reserves relating to the fair value adjustment of AFS assets	(2,243)	–	(296)	(61)	42	(2,557)
Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	(55)	(1)	(10)	–	–	(65)
Deferred tax through reserves relating to the revaluation of tangible assets	–	–	(1)	–	–	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	140	–	216	12	1	369
Deferred tax through reserves in relation to stock options	–	–	63	5	20	87
Net deferred tax assets/ (liabilities) excluding policyholder tax	(2,474)	197	(29)	(119)	(124)	(2,547)
Policyholder tax – Deferred tax through profit & loss (a)	(579)	(396)	–	(19)	(144)	(1,026)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of AFS assets	(5)	–	(2)	–	–	(7)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	2	–	(2)	2	(3)	–
Policyhoder tax – Net deferred tax assets/ (liabilities)	(582)	(396)	(3)	(18)	(146)	(1,033)
Total net deferred tax assets / (liabilities)	(3,056)	(198)	(32)	(136)	(270)	(3,580)
(a) As described in notes 1.12.2 and 1.11.2 on accounting principles, the adoption of FRS 27 in the United Kingdom and the reclassification of Perpetual Deelply Subordinated notes to shareholders’ equity led to restatements in all the periods presented (see notes 14 and 13 respectively for details).

Forecast reversal schedule for recognized deferred tax assets and expiration date:

		2006
	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognised on tax loss carryforward	261	57	48
Other recognized deferred tax	1,673	379	346
TOTAL recognized DTA by expected date of DTA use	1,933	436	395
Corresponding carryforward losses	876	188	171
DTA recognised on tax loss carryforward	5	2	46
Other recognized deferred tax	322	55	58
TOTAL recognized DTA by latest date of DTA use	327	57	103
Corresponding carryforward losses	18	7	128

Forecast reversal schedule for unrecognized deferred tax assets and expiration date:

		2006
	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognised DTA on tax losses carryforward	56	82	7
Other unrecognized DTA	22	–	–
TOTAL unrecognized DTA by expected date of DTA use	78	82	7
Corresponding carryforward losses	251	311	20
Unrecognised DTA on tax loss carryforward	–	2	82
Other unrecognized deferred tax	4	–	–
TOTAL unrecognized DTA by latest date of DTA use	4	2	82
Corresponding carryforward losses	–	7	363

						(in Euro million)
			2006
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
25	30	16	11	10	–	457
366	567	158	1,803	2,172	–	7,464
391	597	174	1,814	2,181	–	7,921
114	128	82	77	45	–	1,682
32	19	7	9	10	327	457
80	159	14	218	982	5,578	7,464
113	178	21	227	991	5,905	7,921
89	52	20	25	45	1,298	1,682

						(in Euro million)
			2006
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
11	18	8	3	63	–	248
–	–	–	6	282	–	310
11	18	8	9	345	–	558
30	47	19	7	247	–	933
20	14	12	4	–	114	248
–	–	–	–	1	305	310
20	14	12	4	1	419	558
71	36	30	11	–	415	933

Note 19: Derivative instruments

This note does not include derivative
instruments that meet the definition of equity
instruments (see Note 13 for details) or
derivative instruments held by consolidated
investment funds in the “satellite investment

portfolio” (see Note 1.7.2.), which are recognized at fair value in accordance with IAS 39. However, it includes all other types of derivative instrument.

19.1. Derivative instruments:
maturities, notional values and fair values

	Maturity of notional amount as at December 31, 2006 (a)						Notional amount
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	December 31, 2006	December 31, 2005	December 31, 2004
Interest rate swaps	10,236	3,805	8,812	9,788	3,593	32,515	68,749	78,392	76,894
Currency swaps	13,881	3,935	1,721	2,759	1,561	10,605	34,462	26,237	23,207
Basic swaps	–	–	–	120	–	194	314	792	609
Equity swaps	1,244	21	15	–	–	56	1,337	1,124	1,077
Total return swaps	4,662	–	–	2	–	2,311	6,976	1,770	2,451
SWAPS	30,023	7,761	10,549	12,670	5,153	45,682	111,837	108,315	104,238
Caps	2,291	45	7,206	7,045	1,095	7,700	25,382	42,326	43,490
Floors	–	6,072	4,554	4,574	4,554	4,554	24,308	20,626	9,048
Collars	–	–	–	–	–	–	–	–	47
Swaptions	2,491	1,804	769	577	629	4,933	11,203	2,526	2,240
Calls bought	4,241	28	12	–	–	478	4,760	1,338	1,602
Calls sold	5	5	–	–	–	–	11	108	272
Puts bought	221	110	88	83	722	240	1,463	796	323
Puts sold	2,298	11	–	–	–	–	2,309	143	–
OPTIONS	11,548	8,075	12,630	12,278	7,000	17,905	69,436	67,862	57,021
Forwards / Futures bought	10,913	1,111	–	–	–	–	12,024	1,712	4,127
Forwards / Futures sold	32,481	1,415	205	–	–	–	34,101	19,499	22,985
FORWARDS / FUTURES	43,394	2,526	205	–	–	–	46,124	21,211	27,113
CREDIT DERIVATIVES	129	75	1,451	6,166	1,291	742	9,854	9,771	2,393
Other derivatives	–	–	9	–	–	629	638	13	80
TOTAL	85,093	18,436	24,844	31,114	13,445	64,958	237,890	207,172	190,844
NB: This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

N.B.: €4,272 million of notional value on credit derivatives correspond to consolidated CDOs.	The consolidation of Winterthur had the effect of increasing derivatives by a net liability of €66 million, for a notional amount of €32,087 million.

								(in Euro million)
Positive fair value			Negative fair value			Net fair value			Change in
December 31 2006	, December 31, 2005	December 31, 2004	December 31, 2006	, December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004	fair value
1,307	2,113	1,810	1,099	777	627	208	1,336	1,183	(1,128)
1,854	958	1,717	693	909	586	1,161	49	1,130	1,112
17	54	4	5	3	33	11	50	(29)	(39)
171	50	55	246	95	–	(75)	(46)	54	(30)
365	273	240	225	8	9	140	265	231	(125)
3,713	3,447	3,825	2,268	1,792	1,255	1,445	1,656	2,570	(211)
17	18	39	207	255	276	(190)	(237)	(236)	46
7	10	4	–	–	–	7	10	4	(4)
–	–	–	–	–	–	–	–	–	–
253	115	62	–	–	–	253	115	62	138
174	14	106	–	2	–	174	13	106	161
–	1	–	–	1	–	–	–	–	–
68	–	8	12	19	–	56	(19)	8	75
–	–	–	8	–	–	(8)	–	–	(7)
518	160	220	227	277	276	292	(117)	(56)	408
241	13	8	31	5	4	211	8	4	203
153	42	190	1,291	597	451	(1,138)	(556)	(260)	(582)
395	55	198	1,322	602	455	(927)	(548)	(256)	(379)
54	21	37	9	33	–	45	(12)	37	57
86	8	5	7	–	1	79	8	5	71
4,766	3,691	4,286	3,833	2,704	1,986	933	987	2,299	(54)

19.2. Hedge accounting derivatives

Hedging derivative instruments broke down as follows:

									(in Euro million)
	December31, 2006
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		TOTAL
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	3,728	(97)	996	59	–	–	64,025	246	68,749	208
Currency swaps	164	6	234	15	9,554	1,093	24,509	46	34,462	1,161
Basic swaps	–	–	–	–	–	–	314	11	314	11
Equity swaps	1,224	(153)	–	–	–	–	112	78	1,337	(75)
Total return swaps	–	–	–	–	–	–	6,976	140	6,976	140
SWAPS	5,117	(245)	1,230	75	9,554	1,093	95,937	522	111,837	1,445
Caps	–	–	–	–	290	3	25,092	(193)	25,382	(190)
Floors	–	–	–	–	–	–	24,308	7	24,308	7
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	2,539	94	–	–	8,665	159	11,203	253
Calls bought	–	–	–	–	1,554	46	3,206	128	4,760	174
Calls sold	–	–	–	–	–	–	11	–	11	–
Puts bought	–	–	–	–	–	–	1,463	56	1,463	56
Puts sold	–	–	–	–	1,566	(4)	743	(4)	2,309	(8)
OPTIONS	–	–	2,539	94	3,410	45	63,488	153	69,436	292
Forwards / Futures bought	872	6	–	–	208	4	10,943	201	12,024	211
Forwards / Futures sold	3,215	(35)	–	–	2,392	26	28,493	(1,129)	34,101	(1,138)
FORWARDS / FUTURES	4,088	(29)	–	–	2,600	30	39,437	(928)	46,124	(927)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,854	45	9,854	45
Other derivatives	–	–	–	–	–	21	638	58	638	79
TOTAL	9,204	(274)	3,769	169	15,564	1,189	209,353	(150)	237,890	933
NB: This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.

								(in Euro million)
	December31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		TOTAL
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	6,395	204	1,030	78	240	(2)	70,727	1,056	78,392	1,336
Currency swaps	2,554	(151)	20	(1)	9,484	228	14,179	(26)	26,237	49
Basic swaps	–	–	–	–	–	–	792	50	792	50
Equity swaps	378	(104)	–	–	–	–	746	59	1,124	(46)
Total return swaps	–	–	–	–	–	–	1,770	265	1,770	265
SWAPS	9,327	(51)	1,050	77	9,724	226	88,213	1,404	108,315	1,656
Caps	–	–	–	–	–	–	42,326	(237)	42,326	(237)
Floors	–	–	–	–	–	–	20,626	10	20,626	10
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	–	–	–	–	2,526	115	2,526	115
Calls bought	–	–	–	–	–	–	1,338	13	1,338	13
Calls sold	–	–	–	–	–	–	108	–	108	–
Puts bought	–	–	–	–	–	–	796	(19)	796	(19)
Puts sold	–	–	–	–	–	–	143	–	143	–
OPTIONS	–	–	–	–	–	–	67,862	(117)	67,862	(117)
Forwards / Futures bought	–	–	–	–	–	–	1,712	8	1,712	8
Forwards / Futures sold	795	(50)	–	–	–	–	18,704	(506)	19,499	(556)
FORWARDS / FUTURES	795	(50)	–	–	–	–	20,416	(498)	21,211	(548)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,771	(12)	9,771	(12)
Other derivatives	–	–	–	–	–	6	13	2	13	8
TOTAL	10,122	(101)	1,050	77	9,724	232	186,275	779	207,172	987
NB : This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.

Note 4 to the financial statements refers to
risk management within the Group, and
describes its main principles and guidelines.
In general, derivatives are used by the
various entities and by the Company for
economic hedging purposes, with the
exception of certain credit derivatives. However,
the notion of hedge accounting within the
meaning of IAS 39 only applies to a small
portion of derivatives used by the Group. The
overall objectives of the economic hedging
implemented by AXA are described briefly
below, along with details of any items that
qualify for hedge accounting in the meaning
of IAS 39.

In the tables above, the fourth column includes
derivatives that do not qualify for hedge
accounting under IAS 39, but whose objective is
nevertheless to provide economic hedging of a
risk, with the exception of certain credit
derivatives. They include “macro-hedging”
derivatives as defined by the IASB in its
amendment to IAS 39.

AXA uses derivative instruments mainly to
manage its financial exposure to interest rate
and exchange rate risks.

As at December 31, 2006, the notional amount
of all derivative instruments, for trading and
non-trading purposes, totaled €238 billion
(€207 billion and €191 billion respectively in
2005 and 2004). Their net fair value as at
December 31, 2006 totaled €933 million
(€987 million and €2,299 million respectively in
2005 and 2004).

While notional amount is the most commonly
used measure of volume in the derivatives
market, it is not used as a measure of risk
because the notional amount greatly exceeds
the possible credit and market loss that
could arise from such transactions. The
AXA Group is exposed to credit risk in respect
of its counterparties to the derivative
instruments, but is not exposed to credit risk
on the entire notional amounts. The notional
amounts do not represent the amounts actually
exchanged by the parties and thus are not a
measure of the AXA Group’s exposure to the
derivative instruments. The AXA Group’s

exposure is represented by the market value
of the derivative contract at a given point
in time.

The risk management and associated economic
hedging strategies are defined and managed by
AXA’s local operations in line with accounting
regulations. Such economic hedging strategies
include (i) managing interest-rate exposures on
fixed maturity investments, long-term debt and
guaranteed interest rates on insurance
contracts, (ii) managing foreign-currency
exposures on foreign-currency denominated
investments and liabilities, and (iii) managing
liquidity positions (including the ability to pay
benefits and claims when due) in connection
with asset-liability management and local
regulatory requirements for insurance and
banking operations.

As at December 31, 2006 and based on notional
amounts, (i) 47% of the derivative instruments
used consisted in swap contracts (52% and
55% respectively in 2005 and 2004), (ii) 29%
were option products (mainly caps, floors and
collars) (33% and 30% respectively at end
December 2005 and 2004), (iii) 19% were
futures and forwards (mainly other than foreign
currency products) versus 10% and 14%
respectively at end 2005 and 2004, and (iv) 4%
were credit derivatives, compared to 5% and
1% respectively at end 2005 and 2004. Credit
derivatives are an alternative option to investing
in fixed maturities issued by private sector
companies.

As at December 31, 2006, the notional amount
of hedging derivative instruments as defined by
IAS 39 (fair value, cash flow and net investment
hedges) by the entire AXA Group totaled
€28,537 million including €8,805 million for
Winterthur entities (€20,897 million in 2005 and
€13,507 million in 2004). Their net fair value was
€1,083 million including €90 million for
Winterthur entities (€208 million in 2005 and
€1,083 million in 2004).

a. Swaps
Swap contracts are agreements between two
parties to exchange one set of cash flows for
another. Payments are made on the basis of the
swap’s notional value.

AXA primarily uses (i) interest-rate swap
contracts to manage cash flows arising from
interest received or paid, and (ii) currency swap
contracts to manage foreign-currency
denominated cash flows or investments.

On a consolidated basis, the notional amount of
such instruments as at December 31, 2006 was
€111,837 million including €6,300 million for
the Winterthur entities (€108,315 million in 2005
and €104,238 million in 2004). Their market
value was €1,445 million including
€–145 million for the Winterthur entities
(€1,656 million in 2005 and €2,570 million
in 2004).

At December 31, 2006, interest-rate swaps
accounted for 61% of all swaps used by AXA
(versus 72% and 74% respectively at end 2005
and 2004). They are used mainly by (i) the
Company to limit its interest-rate exposure on
debt issued or amounts borrowed (notional
value of €39,602 million compared to
€31,612 million and €24,210 million
respectively at end 2005 and 2004), (ii) AXA
Bank Belgium to hedge interest-rate risk
exposures arising in the context of its ordinary
banking activities, in order to achieve an
appropriate interest-rate spread between its
interest-earning assets and interest-bearing
liabilities (notional value of €11,864 million
versus €28,283 and €40,330 million
respectively at end 2005 and 2004, the
decrease being due to a diversification in asset
allocation as part of an active treasury portfolio
management policy) and (iii) AXA Japan
(notional amount of €4,202 million versus
€7,402 million and €577 million respectively at
end 2005 and 2004) to limit its risk exposure to
interest-rate on its invested assets (fixed
maturities held directly and through
consolidated mutual funds). The decrease in
notional value at AXA Japan was mainly due to
the sale of directly held Euro-zone bonds, the
proceeds of which were reinvested in Japanese
bonds.

Currency swaps constitute another part of AXA’s
hedging strategies to manage foreign currency
cash flow exposures, and are primarily used by
AXA parent company (€20,542 million at end
2006 versus €17,156 million and

€12,050 million respectively at end 2005 and
2004), and by AXA Japan mainly to limit the
exposure of its Euro and US dollar bond
portfolio (€3,071 million versus €5,057 million
and €5,540 million respectively at end 2005
and 2004).

As at December 31, 2006, 86% of the total
notional amount of swaps did not qualify for
hedge accounting under IAS 39 (81% at end
2005), and included €49,776 million for the
Company (€38,566 million at end 2005) and
€16,728 million for AXA Bank Belgium (versus
€27,826 million at end 2005) which, as part of
its business, uses mainly Euro-denominated
forward rate agreements and interest-rate
swaps that generate short-term profits.

The notional amounts of swaps used in fair
value hedge relationships totaled €5,117 million
as at December 31, 2006, including
€1,685 million for the Company to hedge its
foreign currency financing debts, €1,708 million
for AXA Japan (mainly including €1,106 million
of interest rate swaps and €602 million of equity
swaps), and €937 million for AXA Bank Belgium.

The notional amounts of swaps used in cash
flow hedge relationships totaled €1,230 million
(€1,050 million at end 2005), including
€521 million of interest-rate swaps in Belgium
(Life & Savings business), €351 million in
Germany (Life & Savings business) mainly in
CDO investments, and €266 million of interest-
rate swaps at the Australian holding company.

The notional amounts of swaps used in net
foreign investment hedge relationships totaled
€9,554 million (€9,724 million at end 2005),
including €8,718 million of currency swaps used
by the Company.

b. Options
The options portfolio consists mainly of caps
and floors. Interest rate caps and floors are
option-like agreements where the seller agrees
to pay the counterparty an amount equal to the
difference, based on a notional amount,
between the interest rate of the specified index
and the interest rate cap or floor. These
products are used to hedge against interest rate
increases (caps) or decreases (floor).

The notional amount of these instruments as at
December 31, 2006 was €49,690 million
(€62,952 million and €52,538 million
respectively in 2005 and 2004), the decrease
being mainly attributable to France, where some
hedges matured at end 2006 and were not
replaced immediately. They represented 72% of
the total notional amount of all options (93%
and 92% respectively at end 2005 and 2004).
Their fair value was €–184 million (€–226 million
in 2005 and €–232 million in 2004).

Caps and floors are used predominantly by US
and French Life & Savings operations to hedge
interest rates on contracts with guaranteed rates
of return.

Swaptions represented 16% of the total notional
amount of options as at December 31, 2006,
mainly in the Winterthur entities (€5,212 million,
principally in Switzerland, and including
€2,089 million used to hedge the risk of
reinvestment by the Swiss Individual Life &
Savings business), in Belgium to hedge against
a fall in rates in the general fund and the private
sector fund (€1,565 million and €800 million
respectively) and against the risk of customer
loss following an increase in rates in separate
funds (Crest for €721 million), and in Germany
(€1,500 million).

c. Futures and Forwards
Futures are contracts that obligate settlement at
a specified price at a specified future date and
can be either exchange or non-exchange
traded. Forwards are over-the-counter
contracts.

On a consolidated basis, the notional amount of
futures and forwards as at December 31, 2006
was €46,124 million (€21,211 million in 2005
and €27,113 million in 2004) including
€20,205 million for the Winterthur entities. Their
market value was €–927 million (€ –548 million
in 2005 and € –256 million in 2004) including
€ –63 million for the Winterthur entities.

Currency futures and forward contracts
accounted for 81% of these instruments (based
on notional amounts at December 31, 2006),
compared to 80% at end 2005 and 53% at
end 2004.

Winterthur’s Swiss entities held futures for a
total notional amount of €19,642 million,
including €3,653 million designated as fair value
hedges under IAS 39 to hedge equity securities
in currencies other than the Swiss franc,
€2,214 million designated as hedges of a net
investment in foreign operations, and
€13,775 million that do not qualify for hedge
accounting under IAS 39.

AXA Japan also uses forward foreign currency
contracts (the notional amount designated as
fair value hedges at December 31, 2006 was
€200 million, of a total notional amount of
€14,596 million) to hedge exchange-rate risk
arising from its investments in US and European
fixed-maturity bonds, mainly held in controlled
funds. In accordance with IAS 21 and IAS 39,
some or all of the translation difference relating
to these bonds is recognized in profit & loss and
offsets most of the change in market value of
associated derivative instruments, which is also
recognized in profit & loss. In substance,
therefore, these contracts act as hedges without
the need to use hedge accounting within the
meaning of IAS 39.

Additionally, AXA’s US insurance operations use
forwards and futures for the dynamic risks
management program associated with the
guaranteed minimum benefits on unit-linked
retirement savings products.

Other futures were predominantly used by
insurance operations to hedge future operating
margins.

As a result, 86% of the notional value of futures
and forwards at end 2006 were used in hedging
relationships that do not qualify for hedge
accounting under IAS 39 (96% and 92%
respectively at end 2005 and 2004).

d. Credit derivatives
AXA mainly uses credit derivatives to manage
the exposures of its assets and liabilities to
interest-rate risks, but may also use them to
enhance returns on invested assets.

At December 31, 2006, the notional amount of
these derivatives was €9,854 million
(€9,771 million and €2,393 million in 2005 and

2004 respectively) and their fair value was
€45 million (€–12 million and €37 million
respectively in 2005 and 2004). Credit
derivatives are mainly used in CDOs
(€4,272 million at end 2006 versus
€4,612 million at end 2005 and €1,568 million
at end 2004) to build their collateral portfolio,
and by AXA Japan (€4,676 million at end 2006
versus €4,623 million at end 2005 and
€757 million at end 2004). AXA Japan mainly
uses credit default swaps (CDSs) on highly rated
bonds to enhance the returns on its portfolio, a
simple alternative to investing directly in
corporate bonds.

e. Mortality derivatives
On November 13, 2006, AXA announced a
€1 billion shelf program to transfer mortality risk
to the capital markets, of which approximately
€345 million was invested in 2006. This risk
transfer results in a derivative contract between
AXA and a special purpose vehicle called Osiris
Capital plc, indexed to the mortality levels
observed in various countries in which AXA
operates (France, Japan and the United States
for the 2006 investment). It is shown under the
line item “Other derivatives”.

19.3. Effect of hedging on financial investments

The impact of derivative instruments is presented in the balance sheet within their related underlying financial assets (and	liabilities, see section 19.4.). The table below sets out the impact of derivative instruments on the related underlying assets.

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
Investment property at amortized cost	13,243	–	–	13,243
Investment property at fair value through profit & loss	5,364	–	–	5,364
Macro hedge and speculative derivatives	–	–	–	–
Investment property	18,608	–	–	18,608
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	241,652	(83)	(311)	241,258
Fixed maturities at fair value through profit & loss	49,520	–	71	49,591
Fixed maturities held for tradings	71	–	23	94
Non quoted fixed maturities (amortized cost)	10	–	–	10
Fixed maturities	291,253	(83)	(217)	290,953
Equity securities available for sale	35,761	(149)	(8)	35,604
Equity securities at fair value through profit & loss	22,076	(25)	–	22,050
Equity securities held for tradings	142	–	–	142
Equity securities	57,979	(175)	(8)	57,797
Non controlled investment funds available for sale	4,593	6	–	4,599
Non controlled investment funds at fair value through profit & loss	2,321	13	(15)	2,319
Non controlled investment funds held for tradings	80	–	–	80
Non controlled investment funds	6,994	19	(15)	6,998
Other investments (f)	3,145	–	(1)	3,144
Macro hedge and speculative derivatives	(175)	–	–	(175)
TOTAL FINANCIAL INVESTMENTS	359,197	(238)	(241)	358,718
Loans held to maturity	–	–	–	–
Loans available for sale	819	–	5	824
Loans at fair value through profit and loss	378	–	–	378
Loans held for tradings	–	–	–	–
Mortgage loans	13,075	–	2	13,077
Others (e)	14,588	–	(11)	14,577
Macro hedge and speculative derivatives	–	–	–	–
Loans	28,860	–	(4)	28,856
Financial investments backing contracts where financial risks is borne by policyholders	176,479	–	83	176,562
TOTAL FINANCIAL ASSETS	583,143	(238)	(162)	582,744
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–
(a) Net book value, i.e net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.
(b) Excluding macrohedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.
(c) Macrohedge and other derivatives.
(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.
(e) Notably includes policy loans, lease receivables and other loans.
(f) Other investments held through consolidated investment funds at fair value through profit and loss.
(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

					(in Euro million)
December 31, 2006
Banking and other activities				TOTAL
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
548	–	–	548	13,791	–	–	13,791
608	–	–	608	5,972	–	–	5,972
–	–	–	–	–	–	–	–
1,156	–	–	1,156	19,763	–	–	19,763
5,645	–	–	5,645	247,297	(83)	(311)	246,903
186	–	(4)	182	49,706	–	67	49,772
1,172	–	31	1,203	1,244	–	54	1,297
1	–	–	1	11	–	–	11
7,005	–	26	7,031	298,258	(83)	(191)	297,984
2,744	–	(11)	2,733	38,505	(149)	(19)	38,337
123	–	–	123	22,198	(25)	–	22,173
332	–	–	332	474	–	–	474
3,199	–	(11)	3,187	61,178	(175)	(19)	60,984
226	–	–	226	4,819	6	–	4,825
155	–	–	155	2,476	13	(15)	2,474
33	–	–	33	113	–	–	113
414	–	–	414	7,407	19	(15)	7,412
–	–	–	–	3,145	–	(1)	3,144
875	–	–	875	701	–	–	701
11,492	–	15	11,507	370,689	(238)	(226)	370,225
–	–	–	–	–	–	–	–
26	–	–	26	845	–	5	850
2,815	–	(48)	2,768	3,194	–	(47)	3,146
227	–	–	227	227	–	–	227
13	–	–	13	13,088	–	2	13,090
591	–	–	591	15,179	–	(11)	15,168
8	–	–	8	8	–	–	8
3,680	–	(48)	3,632	32,540	–	(52)	32,488
–	–	–	–	176,479	–	83	176,562
16,328	–	(33)	16,295	599,471	(238)	(195)	599,039
–	–	–	–	–	–	–	–

			Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
Investment property at amortized cost	7,832	–	–	7,832
Investment property at fair value through profit & loss	4,979	–	–	4,979
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,810	–	–	12,810
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	189,382	(166)	235	189,451
Fixed maturities at fair value through profit & loss	43,403	–	10	43,413
Fixed maturities held for tradings	142	–	–	142
Non quoted fixed maturities (amortized cost)	20	–	–	20
Fixed maturities	232,948	(166)	246	233,027
Equity securities available for sale	27,858	(104)	(73)	27,680
Equity securities at fair value through profit & loss	18,804	–	–	18,804
Equity securities held for tradings	101	–	–	101
Equity securities	46,762	(104)	(73)	46,585
Non controlled investment funds available for sale	3,132	–	89	3,221
Non controlled investment funds at fair value through profit & loss	1,916	–	–	1,917
Non controlled investment funds held for tradings	195	–	–	195
Non controlled investment funds	5,243	–	89	5,333
Other investments (f)	1,911	–	1	1,912
Macro hedge and speculative derivatives	(209)	–	–	(209)
TOTAL FINANCIAL INVESTMENTS	286,655	(271)	263	286,647
Loans held to maturity	–	–	–	–
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss	125	–	–	125
Loans held for tradings	–	–	–	–
Mortgage loans	7,230	–	–	7,230
Others (e)	10,976	–	1	10,977
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,332	–	1	18,332
Financial investments backing contracts where financial risks is borne by policyholders	141,397	–	13	141,410
TOTAL FINANCIAL ASSETS	459,194	(271)	277	459,200
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–
(a) Net book value, i.e net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.
(b) Excluding macrohedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.
(c) Macrohedge and other derivatives.
(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.
(e) Notably includes policy loans, lease receivables and other loans.
(f) Other investments held through consolidated investment funds at fair value through profit and loss.
(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

					(in Euro million)
December 31, 2005
Banking and other activities					TOTAL
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting(b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
314	–	–	314	8,146	–	–	8,146
–	–	–	–	4,979	–	–	4,979
–	–	–	–	–	–	–	–
314	–	–	314	13,124	–	–	13,124
–	–	–	–	–	–	–	–
5,740	–	(1)	5,739	195,123	(166)	234	195,190
779	–	(42)	737	44,182	–	(32)	44,150
1,547	–	–	1,547	1,689	–	–	1,689
2	–	–	2	22	–	–	22
8,068	–	(44)	8,025	241,016	(166)	202	241,052
571	–	–	571	28,429	(104)	(73)	28,252
48	–	–	48	18,852	–	–	18,852
308	–	–	308	409	–	–	409
928	–	–	928	47,690	(104)	(73)	47,513
201	–	–	201	3,333	–	89	3,422
73	–	–	73	1,990	–	–	1,990
22	–	–	22	217	–	–	217
296	–	–	296	5,540	–	89	5,629
–	–	–	–	1,911	–	1	1,912
198	–	–	198	(11)	–	–	(11)
9,491	–	(44)	9,447	296,146	(271)	219	296,094
1	–	–	1	1	–	–	1
23	–	–	23	23	–	–	23
–	–	–	–	125	–	–	125
248	–	–	248	248	–	–	248
20	(58)	–	(38)	7,250	(58)	–	7,192
74	–	–	74	11,051	–	1	11,051
15	–	–	15	15	–	–	15
381	(58)	–	323	18,712	(58)	1	18,655
–	–	–	–	141,397	–	13	141,410
10,186	(58)	(44)	10,084	469,379	(329)	233	469,284
–	–	–	–	–	–	–	–

19.4. Effect of hedging on liabilities

The impact of derivative instruments is presented in the balance sheet within their related underlying financial liabilities (and	assets, see section 19.3.). The tables below set out the impact of derivative instruments on the related underlying liabilities.

19.4.1. Liabilities arising from insurance and investment contracts

	December 31, 2006
	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Liabilities arising from insurance contracts (a)	323,232	(21)	(67)	323,144
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	108,984	–	–	108,984
Total liabilities arising from insurance contracts	432,216	(21)	(67)	432,128
Liabilities arising from investment contracts with discretionary participating features (a)	32,599	–	–	32,599
Liabilities arising from investment contracts with no discretionary participating features	1,121	–	(62)	1,059
Liabilites arising from investment contracts where the financial risk is borne by policyholders	67,673	–	–	67,673
Total liabilites arising from investment contracts	101,393	–	(62)	101,331
Macro hedge derivative instruments on insurance and investment contracts (liabilities)	–	–	(13)	–
(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

19.4.2. Other financial liabilities

	December 31, 2006
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Subordinated debt (a)	6,168	(648)	43	5,563
Financing debt instruments issued	3,894	(127)	(79)	3,688
Financing debt owed to credit institutions	95	–	–	95
Financing debt (b)	10,158	(775)	(36)	9,347
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	7,224	–	–	7,224
Other debt instruments issued, notes and bank overdrafts	8,714	(3)	–	8,711
Payables arising from direct insurance and inward reinsurance operations	7,947	–	–	7,947
Payables arising from outward reinsurance operations	5,849	–	–	5,849
Payables arising from banking activities (b)	16,817	–	175	16,992
Payables – current tax position	2,059	–	–	2,059
Other payables	41,071	(2)	121	41,191
Derivatives relating to other financial liabilities			5	5
Other debts (c)	89,681	(5)	301	89,978
Derivative instruments hedging net investment in a foreign operation (liabilities) (d)	–	–	–	–
(a) As described in note 1.11.2 on accounting principles, reclassification of deeply perpetual subordinated notes to shareholders’ equity led to restatements in all the periods presented (see note 13 for details). (b) Financing debt, other debt instruments issued, notes and bank overdrafts, and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount showin in the column “value including effect of derivatives” is their net book value.
(c) Other debts are presented excluding the effect of derivatives on the face of the balance sheet.
(d) Derivative instruments used to hedge the net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

						(in Euro million)
December 31, 2005				December 31, 2004
Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
247,717	(6)	(94)	247,617	229,452	22	(40)	229,434
92,888	–	–	92,888	73,578	–	–	73,578
340,605	(6)	(94)	340,505	303,030	22	(40)	303,012
33,267	–	–	33,267	31,832	(10)	(4)	31,818
926	–	(52)	873	869	–	–	869
48,549	–	–	48,549	39,127	–	–	39,127
82,742	–	(52)	82,689	71,828	(10)	(4)	71,814
		5					–

						(in Euro million)
December 31, 2005				December 31, 2004
Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
6,210	(617)	(519)	5,073	6,246	(654)	(551)	5,041
3,025	(199)	(9)	2,817	3,168	(255)	(15)	2,898
17	–	–	17	17	–	4	22
9,251	(817)	(528)	7,906	9,431	(909)	(561)	7,961
5,115	18	–	5,133	3,717	–	–	3,717
8,413	(3)	–	8,411	7,784	–	1	7,785
4,680	–	–	4,680	3,863	–	–	3,863
3,507	–	–	3,507	3,588	–	–	3,588
11,970	–	113	12,083	12,220	–	65	12,285
1,382	–	–	1,382	954	–	–	954
28,993	14	–	29,007	21,187	–	–	21,187
		4	4
64,059	30	117	64,206	53,314	–	67	53,380
–	–	267	–	–	–	–	–

19.5. Breakdown of derivative instruments
by valuation method

	December 31, 2006
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique
Derivative instruments on financial assets subject to hedge accounting	67	(305)
Other derivative instruments on financial assets (a)	64	(258)
Macro hedge and speculative derivatives on financial assets	7	701
Total – derivative instruments relating to financial assets	138	138
Derivatives (hedge accounting) – Reinsurance	–	–
Other derivatives – Reinsurance (a)	–	–
Macro hedge – Reinsurance	–	–
Total – derivative instruments relating to insurance and investment contracts	–	–
Derivatives on other receivables (hedge accounting)	–	(19)
Other derivatives on other receivables	–	–
Total derivative instruments relating to other receivables	–	(19)
Total net value of derivative instruments – assets (1)
Derivatives on insurance & investment contracts (hedge accounting)	(21)	–
Other derivatives on insurance & investment contracts (a)	1	(130)
Macro hedge derivatives on insurance and investment contracts	–	(13)
Total derivative instruments relating to insurance and investment contracts	(19)	(143)
Derivative instruments relating to financing debt and other financial liabilities subject to hedge accounting	2	(781)
Other derivative instruments relating to financing debt and other financial liabilities (b)	16	75
Derivative instruments relating to financing debt, operating debt and other financial liabilities	17	(707)
Macro hedge banking activities and other derivatives (including speculative derivatives)	–	175
Total net value of derivative instruments – liabilities (2)
Net fair value (1) – (2)
(a) Other derivatives instruments that do not qualify for hedge accounting according to IAS39.
(b) Including speculative derivatives, if any, relating to financing debt and other financial liabilities.

		(in Euro million)
December 31, 2005
Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	TOTAL
(238)	(2)	(326)	(329)
(195)	19	214	233
708	11	(8)	3
276	28	(120)	(92)
–
–
–
–
(19)
–
(19)
257	–	–	(92)
(21)	(6)	–	(6)
(129)	–	(147)	(147)
(13)	5	–	5
(163)	(1)	(146)	(148)
(780)	–	(784)	(784)
90	7	(267)	(260)
(689)	7	(1,051)	(1,044)
175	–	113	113
(677)	–	–	(1,079)
933	–	–	987

Note 20: Revenues by segment and
net revenues from banking activities

20.1. Total Revenues

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
LIFE & SAVINGS	50,479	45,116	42,344
of which direct premiums	46,516	41,063	39,461
of which reinsurance assumed	2,270	2,433	1,642
of which fees and charges on investment contracts with no participation features	608	509	417
of which revenues from other activities	1,084	1,111	824
France	14,797	13,228	11,538
United States	15,389	13,940	12,847
United Kingdom	4,292	2,395	2,420
Japan	5,027	4,735	5,526
Germany	3,681	3,585	3,499
Belgium	2,512	2,734	2,188
Other countries	4,781	4,498	4,326
PROPERTY & CASUALTY	19,793	18,874	17,852
of which direct premiums	19,568	18,588	17,521
of which reinsurance assumed	173	244	288
of which revenues from other activities	52	43	42
France	5,187	5,070	4,895
Germany	2,745	2,785	2,796
United Kingdom and Ireland	4,721	4,393	4,469
Belgium	1,511	1,451	1,430
Other countries	5,629	5,174	4,262
INTERNATIONAL INSURANCE	3,716	3,813	3,363
of which direct premiums	1,792	1,711	920
of which reinsurance assumed	1,780	1,957	2,320
of which revenues from other activities	144	145	123
AXA RE	–	1,451	1,056
AXA Corporate Solutions Assurance	1,689	1,605	1,506
AXA Cessions	56	60	94
AXA Assistance	621	549	467
Other	1,351	147	240
ASSET MANAGEMENT	4,406	3,440	3,084
AllianceBernstein	2,961	2,472	2,325
AXA Investment Managers	1,445	968	759
OTHER FINANCIAL SERVICES	381	428	387
French banks	57	64	101
German banks	21	24	24
AXA Bank Belgium	293	336	258
Other	10	4	4
TOTAL	78,775	71,671	67,030

20.2. Segment information

20.2.1. Life & Savings
							(in Euro million)
	December 31, 2006			December 31, 2005			December 31, 2004
	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)
Retirement/annuity/investment contracts (individual) (d)	26,319	172,276	34,705	22,783	157,061	34,580	20,368	136,037	33,234
Retirement/annuity/investment contracts (group) (d)	3,031	22,859	7,438	2,609	16,904	8,119	2,259	16,363	7,033
Life contracts (including endowment contracts) (d)	13,031	152,432	1,464	11,775	97,532	280	11,891	87,130	1
Health contracts	4,468	12,772	–	4,387	7,794	–	4,552	6,787	–
Other	1,938	14,014	–	1,942	13,445	–	2,033	12,831	–
SUB-TOTAL	48,786	374,353	43,606	43,496	292,737	42,979	41,103	259,148	40,268
Fees and charges relating to investment contracts with no particpating features (c)	608	–	57,243	509	–	39,762	417	–	31,560
Fees, commissions and other revenues	1,084	–	–	1,111	–	–	824	–	–
TOTAL	50,479	374,353	100,849	45,116	292,737	82,742	42,344	259,148	71,828
Asset backing contracts with financial risk borne by policyholders (unit-linked) (a)	18,793	108,984	67,129	13,216	92,888	48,549	7,696	73,578	39,127
UK “With-Profit” business	941	20,358	10,323	953	16,652	9,986	1,034	15,641	10,274
(a) Relates to contracts where the financial risk is borne by policyholders.
(b) Excludes liabilities relating to unearned revenues and fees, and policyholder bonuses, along with derivatives relating to insurance and investment contracts.
(c) Relates to liabilities arising from investment contracts without discretionary participation and investment contracts without discretionary participation where the financial risk is borne by policyholders.
(d) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

At December 31, 2006, liabilities arising from insurance and investment contracts amounted to €374,353 million and €100,849 million respectively.

Excluding Winterthur’s contribution
(€68,462 million and €14,669 million
respectively), these liabilities totaled
€305,892 million and €86,181 million
respectively versus €292,737 million and
€82,742 million at end 2005.

20.2.2. Property & Casualty
						(in Euro million)
	Gross written premium			Liabilities arising from insurance contracts
	December 31 , 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Personal lines	12,153	11,564	10,877	23,656	18,686	17,465
Motor	6,595	6,213	5,891	14,835	11,330	10,432
Property damage	3,042	2,815	2,626	3,059	2,501	2,313
Health	1,000	947	794	1,488	1,305	1,149
Other	1,516	1,589	1,565	4,274	3,550	3,570
Commercial lines	7,312	6,930	6,602	21,574	15,912	14,621
Motor	1,427	1,368	1,244	2,679	2,255	2,066
Property damage	2,244	2,096	2,031	2,748	2,332	2,173
Liability	1,404	1,359	1,320	7,136	5,523	4,999
Health	854	794	760	2,757	848	649
Other	1,383	1,312	1,247	6,254	4,954	4,734
Other	275	336	331	872	1,400	1,439
SUB-TOTAL	19,741	18,831	17,810	46,102	35,998	33,525
Fees, commissions and other revenues	52	43	42	–	–	–
TOTAL	19,793	18,874	17,852	46,102	35,998	33,525

At December 31, 2006, liabilities arising from property & casualty insurance contracts amounted to €46,102 million.	Excluding Winterthur’s contribution (€9,359 million), these liabilities totaled €36,744 million versus €35,998 million at end 2005 and €33,525 million at end 2004.

20.2.3. International Insurance

						(in Euro million)
	Gross written premium			Liabilities arising from insurance contracts
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Property damage	1,132	1,273	1,302	2,288	3,172	2,810
Motor, Marine, Aviation	977	1,010	848	3,294	3,541	3,194
Casualty/Liability	493	488	581	3,935	3,069	3,385
Other	969	897	509	2,786	2,089	968
SUB-TOTAL	3,572	3,668	3,240	12,304	11,870	10,356
Fees, commissions and other revenues	144	145	123	–	–	–
TOTAL	3,716	3,813	3,363	12,304	11,870	10,356

At December 31, 2006, liabilities arising from international insurance contracts amounted to €12,304 million.	Excluding Winterthur’s contribution (€1,163 million), these liabilities totaled €11,141 million versus €11,870 million at end 2005 and €10.356 million at end 2004.

20.2.4. Liabilities arising from insurance contracts in the Property &
Casualty and International Insurance segments

				(in Euro million)
	December 31, 2006
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities
Personal lines
Motor	9,382	1,720	442	11,544	3,291	14,835
Physical damage	1,147	428	87	1,661	1,398	3,059
Other	2,446	1,072	166	3,684	2,079	5,762
Sub-total Personal lines	12,975	3,220	694	16,889	6,767	23,656
Commercial lines
Motor	1,688	499	72	2,259	420	2,679
Physical damage	1,435	327	63	1,825	923	2,748
Professional liability	4,756	1,570	260	6,586	550	7,136
Other	5,408	1,025	188	6,620	2,390	9,011
Sub-total Commercial lines	13,287	3,421	582	17,290	4,284	21,574
Other	550	171	30	752	120	872
Total – Property & Casualty excluding International insurance	26,812	6,813	1,306	34,931	11,171	46,102

Physical damage	1,193	742	59	1,994	294	2,288
Motor, Marine, Aviation	1,829	1,217	61	3,107	187	3,294
Professional liability	1,987	1,702	99	3,788	147	3,935
Other	1,090	513	41	1,644	1,142	2,786
Total – International Insurance	6,099	4,175	259	10,534	1,770	12,304
Total – Property & Casualty including International insurance	32,911	10,988	1,566	45,465	12,941	58,406

					(in Euro million)
	December 31, 2005						December 31, 2004
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities	TOTAL Technical Liabilities
Personal lines
Motor	6,460	1,751	330	8,541	2,790	11,330	10,432
Physical damage	928	315	76	1,319	1,182	2,501	2,313
Other	1,928	874	139	2,940	1,914	4,855	4,719
Sub-total Personal lines	9,316	2,939	545	12,800	5,886	18,686	17,465
Commercial lines
Motor	1,266	555	59	1,880	375	2,255	2,066
Physical damage	1,236	286	51	1,572	759	2,332	2,173
Professional liability	3,427	1,502	168	5,097	426	5,523	4,999
Other	3,112	715	124	3,952	1,850	5,802	5,383
Sub-total Commercial lines	9,041	3,058	403	12,502	3,410	15,912	14,621
Other	1,046	214	40	1,300	100	1,400	1,439
Total – Property & Casualty excluding International insurance	19,403	6,211	988	26,602	9,396	35,998	33,525

Physical damage	1,654	1,175	59	2,889	284	3,172	2,810
Motor, Marine, Aviation	1,635	1,685	65	3,385	156	3,541	3,194
Professional liability	1,448	1,381	95	2,923	145	3,069	3,385
Other	841	547	38	1,426	663	2,089	968
Total – International Insurance	5,578	4,788	257	10,623	1,247	11,870	10,356
Total – Property & Casualty including International insurance	24,980	10,999	1,245	37,225	10,644	47,868	43,881

20.3. Net revenues from banking activities

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Interest received and equivalent	579	552	500
Interest paid and equivalent	(429)	(386)	(328)
Net interest and equivalent	150	166	172
Commissions received	66	57	42
Commissions paid	(23)	(23)	(21)
Net commissions	43	34	20
Investment income	183	169	230
Realized investment gains and losses	36	55	49
Change in fair value of financial instruments at fair value through profit & loss	(31)	7	(17)
Change in financial instruments impairment	–	(1)	(2)
Net investment result	188	230	264
Net other bank operating income	1	(2)	(67)
Net revenues from banking activities	381	428	386

Note 21: Net investment result
excluding financing expenses

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business	segments (excluding revenues from the financial assets of banks included in net revenues from banking activities) was as follows:

			(in Euro million)
	December 31, 2006
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	511	361	–	38	910
Investment property at fair value through profit & loss	278	336	384	–	998
Investment property	789	698	384	38	1,909
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,552	(55)	–	(78)	8,419
Fixed maturities designated at fair value through profit & loss (a)	2,077	195	(1,319)	–	952
Fixed maturities held for trading	71	(10)	(9)	–	52
Fixed maturities at amortized cost	3	1	–	–	4
Fixed maturities	10,703	130	(1,329)	(78)	9,426
Equity securities available for sale	862	2,228	127	(145)	3,072
Equity securities designated at fair value through profit & loss (b)	639	1,072	869	–	2,580
Equity securities held for trading	49	–	35	–	84
Equity securities	1,550	3,300	1,031	(145)	5,736
Non controlled investment funds available for sale	82	213	–	(5)	291
Non controlled investment funds designated at fair value through profit & loss	192	42	(13)	–	221
Non controlled investment funds held for trading	–	3	–	–	3
Non controlled investment funds	274	258	(13)	(5)	515
Other assets held by consolidated investment funds designated at fair value through profit & loss	208	(7)	16	–	217
Loans held to maturity	–	–	–	–	–
Loans available for sale	33	1	–	–	34
Loans designated at fair value through profit & loss	–	–	(166)	–	(166)
Loans held for trading	16	–	–	–	16
Mortgage loans	455	(3)	–	(2)	450
Other loans	502	–	–	–	503
Loans	1,005	(2)	(166)	(2)	836
Assets backing contracts where the financial risk is borne by policyholders	527	–	15,370	–	15,897
Hedge accounting derivatives	–	–	(460)	–	(460)
Other derivatives	(162)	140	(492)	–	(514)
Investment management expenses	(900)	–	–	–	(900)
Other	467	(258)	208	(2)	415
NET INVESTMENT RESULT	14,461	4,260	14,550	(194)	33,077
(a) Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.

				(in Euro million)
	December 31, 2005
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	513	190	–	(19)	684
Investment property at fair value through profit & loss	283	99	375	–	757
Investment property	796	289	375	(19)	1,441
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,133	443	–	(23)	8,553
Fixed maturities designated at fair value through profit & loss(a)	2,037	297	175	–	2,510
Fixed maturities held for trading	90	120	27	–	236
Fixed maturities at amortized cost	3	–	–	–	3
Fixed maturities	10,263	861	202	(23)	11,303
Equity securities available for sale	753	1,485	–	(136)	2,102
Equity securities designated at fair value through profit & loss(b)	690	1,120	1,320	–	3,130
Equity securities held for trading	(7)	15	172	–	180
Equity securities	1,436	2,620	1,492	(136)	5,412
Non controlled investment funds available for sale	35	147	–	(10)	173
Non controlled investment funds designated at fair value through profit & loss	160	34	47	–	241
Non controlled investment funds held for trading	–	3	1	–	4
Non controlled investment funds	194	185	47	(10)	417
Other assets held by consolidated investment funds designated at fair value through profit & loss	141	(1)	93	–	234
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	(3)	–	75	–	72
Loans held for trading	–	(122)	(12)	–	(134)
Mortgage loans	482	(4)	–	(12)	466
Other loans	538	11	–	(7)	541
Loans	1,018	(115)	63	(19)	947
Assets backing contracts where the financial risk is borne by policyholders	590	–	13,978	–	14,568
Hedge accounting derivatives	–	–	(195)	–	(195)
Other derivatives	(337)	(94)	(101)	–	(532)
Investment management expenses	(578)	–	–	–	(578)
Other (c)	428	(188)	155	(3)	393
NET INVESTMENT RESULT	13,951	3,557	16,110	(210)	33,408
(a) Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.
(c) As described in Note 1.11.2 on accounting principles, subordinated perpetual notes have been reclassified in shareholders’ equity in all the periods presented (see note 13 for details).

			(in Euro million)
	December 31, 2004
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	521	345	–	(90)	776
Investment property at fair value through profit & loss	255	106	403	–	764
Investment property	776	451	403	(90)	1,540
Fixed maturities held to maturity	1	–	–	–	1
Fixed maturities available for sale	7,275	491	207	(32)	17,190
Fixed maturities designated at fair value through profit & loss(a)	2,152	27	524	–	(6,546)
Fixed maturities held for trading	86	(1)	17	–	102
Fixed maturities at amortized cost	4	–	–	–	4
Fixed maturities	9,518	517	748	(32)	10,752
Equity securities available for sale	639	1,365	63	(285)	7,550
Equity securities designated at fair value through profit & loss(b)	502	962	223	–	(4,080)
Equity securities held for trading	–	96	140	–	237
Equity securities	1,141	2,423	426	(285)	3,706
Non controlled investment funds available for sale	63	189	–	(13)	239
Non controlled investment funds designated at fair value through profit & loss	164	(12)	(15)	–	137
Non controlled investment funds held for trading	–	3	2	–	5
Non controlled investment funds	227	179	(13)	(13)	380
Other assets held by consolidated investment funds designated at fair value through profit & loss	–	–	1	–	1
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	–	–	(49)	–	(49)
Loans held for trading	–	–	2	–	2
Mortgage loans	480	5	–	(14)	470
Other loans	545	(4)	–	(17)	524
Loans	1,025	1	(47)	(31)	948
Assets backing contracts where the financial risk is borne by policyholders	234	–	10,543	–	10,778
Hedge accounting derivatives	–	–	269	–	269
Other derivatives	–	(39)	(373)	–	(412)
Investment management expenses	(588)	–	–	–	(588)
Other (c)	606	(249)	572	6	935
NET INVESTMENT RESULT	12,941	3,282	12,529	(444)	28,308
(a) Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.
(c) As described in Note 1.11.2 on accounting principles, subordinated perpetual notes have been reclassified in shareholders’ equity in all the periods presented (see note 13 for details).

Net investment revenues are presented net of
depreciation charges on directly-owned
investment properties, and net of amortization
of bond premiums/discounts. All investment
management fees are also included in the
aggregate figure.

Realized investment gains and losses include
post-disposal releases of valuation allowances
for impairment.

The change in fair value of investments at fair
value through profit & loss consists mainly of
adjustments relating to investments backing
contracts where the financial risk is borne by
policyholders.

The change in financial instruments
impairment includes all additional impairment
reserves on investments, and releases of
impairment reserves only following revaluation.
Releases of impairment reserves following
disposals are included in net realized capital
gains or losses on investments.

Changes in the fair value of financial instruments
designated at fair value through profit & loss,
relating to available-for-sale equities and fixed
maturities, correspond to the change in fair
value of underlying items in fair value hedges (as
defined by IAS 39) in Japan.

Note 22: Net result of reinsurance ceded

					(in Euro million)
	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Intersegment eliminations	TOTAL
Premiums ceded and reinsurer’s share in claims paid	(929)	(1,043)	(1,965)	158	(3,779)
Claims ceded (included change in claim reserves)	860	315	777	(63)	1,890
Commissions received from reinsurers	41	95	294	3	434
Net result of reinsurance ceded	(28)	(632)	(893)	99	(1,455)

					(in Euro million)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Intersegment eliminations	TOTAL
Premiums ceded and reinsurer’s share in claims paid	(944)	(986)	(1,122)	146	(2,907)
Claims ceded (included change in claim reserves)	864	312	1,273	(13)	2,436
Commissions received from reinsurers	73	93	166	(3)	329
Net result of reinsurance ceded	(7)	(581)	317	130	(141)

					(in Euro million)
			December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Intersegment eliminations	TOTAL
Premiums ceded and reinsurer’s share in claims paid	(820)	(998)	(1,172)	209	(2,782)
Claims ceded (included change in claim reserves)	746	203	667	(212)	1,405
Commissions received from reinsurers	91	131	105	(13)	314
Net result of reinsurance ceded	17	(663)	(401)	(15)	(1,063)

In 2006, the decrease in net result of
reinsurance ceded was mainly attributable to
the International Insurance operations, which fell
by €1,210 million (€–893 million compared to
€317 million in 2005). The decrease was mainly
due to the following factors:

– at AXA RE, a decrease of €938 million to
€–491 million following the transfer to
Paris Ré of the gross technical result for the
year, compared with a positive result of
€447 million in 2005 due to strong loss
recovery on major claims during the year
(particularly Hurricanes Katrina, Rita and
Wilma);

– at AXA Corporate Solutions, a decline of
€209 million (from €–222 million to
€–431 million) due to lower loss recovery
following an improvement in claims gross of
reinsurance.

In Property & Casualty operations, the decrease
of €52 million in 2006 (from €–581 million to
€–632 million) was mainly attributable to the
United Kingdom (down from €–99 million to
€ –152 million) due to lower loss recovery
following an improvement in claims gross of
reinsurance.

Note 23: Financing debt expenses

As described in note 1.11.2 on accounting
principles, subordinated perpetual notes and
related interest have been reclassified in
shareholders’ equity, which had the effect of
decreasing financing debt expenses by
€121 million and €144 million respectively at
end 2005 and 2004.

Financing debt expenses (€474 million in 2006,
€481 million in 2005 and €439 million in 2004)
include incomes and expenses relating to
hedging derivative instruments on financing
debt, mainly for AXA SA (€142 million in 2006,
€176 million in 2005 and €248 million in 2004).

Note 24: Expenses by type

24.1. Acquisition Costs

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs – gross (a)	(4,480)	(3,821)	(301)	(8,603)
Change in deferred acquisition costs and equivalents (b)	1,378	34	1	1,413
Net acquisition costs	(3,103)	(3,787)	(300)	(7,190)
(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.
(b) Change (capitalization and amortization) in deferred acquisition costs relating to insurance and investment contracts with discretionary participation features and changes in net rights to future management fees relating to investment contracts with no discretionary participation features.

24.2. Expenses by type

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs – gross (a)	4,480	3,821	301	8,603
Claims handling expenses (b)	365	887	391	1,642
Investment management expenses (c)	386	46	19	451
Administrative expenses	2,871	1,860	345	5,076
Banking expenses	–	–	–	–
Write back of depreciation for tangible assets	(7)	(11)	–	(17)
Other income/expenses	88	2	(4)	86
TOTAL EXPENSES BY DESTINATION	8,183	6,606	1,052	15,841
Breakdown of expenses by type
Staff costs (d)	2,214	1,809	295	4,319
Outsourcing and professional services	328	105	25	459
IT costs	294	232	40	566
Increase / (write back) of provisions for risk and charges	34	(46)	31	18
Charges relating to owner occupied properties	231	168	50	449
Commissions paid	3,506	3,481	459	7,445
Other expenses	1,577	856	152	2,586
(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.
(b) Claims handling expenses are included in the “ Technical charges relating to insurance activities” profit & loss caption.
(c) Investment management expenses are included in the “Net investment income” profit & loss caption.
(d) Amount detailed in note 25.

					(in Euro million)
December 31, 2006					December 31, 2005	December 31, 2004
Asset Management	Other Financial Services	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
–	–	–	(2)	(8,605)	8,076	7,643
–	–	–	–	1,413	(1,538)	(1,687)
–	–	–	(2)	(7,191)	6,537	5,957

					(in Euro million)
December 31, 2006					December 31, 2005	December 31, 2004
Asset Management	Other Financial Services	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
–	–	–	2	8,605	8,076	7,643
–	–	–	–	1,643	1,575	1,433
–	–	–	(88)	363	126	691
3,288	321	393	(290)	8,788	8,596	7,906
–	78	–	–	78	61	–
–	–	(1)	–	(18)	3	–
245	(23)	(19)	3	292	(32)	–
3,533	375	374	(372)	19,750	18,405	17,673

1,721	149	320	–	6,509	6,036	5,738
164	20	25	(10)	657	527	–
100	11	215	–	892	857	–
26	(19)	(3)	–	23	(195)	190
243	7	18	(2)	714	651	–
802	77	–	(258)	8,066	7,599	6,574
477	130	(201)	(103)	2,889	2,931	5,171

Note 25: Employees

25.1. Breakdown of staff costs

Breakdown of staff costs was as follows:

		(in Euro million)
	December 31, 2006	December 31, 2005
Wages and benefits	5,043	4,685
Social contributions	687	626
Employee benefit costs	257	275
Share based compensation	185	116
Other staff costs and employees’ profit sharing (a)	337	334
TOTAL STAFF COSTS	6,509	6,036
(a) Including redundancies and early retirement costs (triggering event = set up of the plan), and employees’ profit sharing in France.

25.2. Employee benefits

25.2.1. Defined contribution plans

The cost of the contributions paid was
recognized as an expense in the income
statement, and amounted to €88 million for
the year ended December 31, 2006 (€72 million
in 2005).

25.2.2. Defined benefit plans

The assumptions for each plan are consistent
with the economic features of the countries in
which the liabilities lie. The weighted-average
assumptions used by AXA for pension plans in
the principal regions in which AXA operates
were as follows:

DECEMBER 2006 ASSUMPTIONS	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2006
Discount rate	4.3%	5.7%	2.0%	6.3%
Salary increase for future years	2.9%	5.8%	0.0%	4.5%
Inflation	1.9%	2.5%	0.0%	2.5%
Net periodic benefit cost – assumptions at beginning of 2006
Discount rate	4.3%	5.6%	1.9%	5.4%
Expected return on plan assets	6.2%	7.2%	1.1%	6.9%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%

The assumptions used for 2005 and 2004 were as follows:

DECEMBER 2005 ASSUMPTIONS	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%
Net periodic benefit cost – assumptions at beginning of 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected return on plan assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%

DECEMBER 2004 ASSUMPTIONS	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2004
Discount rate	5.1%	5.8%	1.9%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%
Net periodic benefit cost – assumptions at beginning of 2004
Discount rate	5.5%	6.3%	1.1%	6.6%
Expected return on plan assets	6.4%	8.3%	1.3%	7.5%
Salary increase for future years	3.6%	6.2%	0.0%	3.6%

The acquisition of Winterthur in 2006 had a
significant impact on the assumptions used by
introducing a significant Swiss weighting into
the European economic mix.

25.2.3. Annual change in pension
benefit obligation
The annual change in the projected benefit
obligation (PBO) is calculated on the basis of:

– Service cost for the period (representing the
increase in the PBO attributable to one year of
additional service).

– Interest cost (cost of one year less
discounting).

– Benefits paid.

– Actuarial gains and losses (change in long-
term assumptions, change in staff, etc.)

– Change in plans.

25.2.4. Balance sheet information
The balance sheet information for employee
benefits captures the difference between the
projected benefit obligation (PBO), the market
value of the corresponding invested plan assets,
and any unrecognized prior service cost. When
this difference is positive, a contingency and
loss reserve is recognized in the balance sheet
as a liability. When it is negative, a prepaid asset
is recognized in the balance sheet.

In addition, in accordance with IAS 19, a
category of assets referred to as “separate
assets” is also recorded in the balance sheet. As
defined by IFRS, separate assets are assets that
may not be used to offset the PBO. Separate
assets are insurance contracts issued by AXA to
back its defined benefit pension plans. The
accounting consequence of these separate
assets is a potential increase in the accrued
liability or decrease in the prepaid asset. These
assets are shown separately in the following
table. The most significant part of the separate
assets relates to the United States pension
plans, whose funds are largely invested in
separate account (unit-linked) insurance
contracts written by AXA Equitable. These funds
are dedicated to specific insurance contracts
and are not available to general creditors, so
their economic nature is no different from plan
assets. However, as the separate account
assets are available to the pension plan through
an insurance contract, IFRS requires their
categorization as separate assets despite their
economic nature.

AXA Group has decided to use the SORIE
option available under IAS 19. Under the SORIE
option, actuarial gains and losses are
recognized in full in the period in which they
occurred, but outside of profit or loss, and are
presented on a separate line of the Statement
Of Recognized Income and Expense in

shareholders’ equity (see Statement of
consolidated shareholders’ equity).
Actuarial gains and losses result from
experience adjustments (the effects of
differences between the previous actuarial
assumptions and what has actually occurred)
and changes in actuarial assumptions. They
also include differences between the expected
and actual returns on plan assets.
Unrecognized prior service cost represents non-
vested benefits on the date of a change in the
amount of benefits following an amendment to

the plan. It is amortized on a straight-line basis
over the average vesting period.

The table below presents the change in benefit
obligation and the change in plan assets
associated with pension plans and other benefit
plans sponsored by AXA, together with an
analysis of separate assets as at December 31,
2006. The acquisition of Winterthur took place
at 2006 year-end and, accordingly, only had an
impact on data relating to acquisitions and on
end-of-year balances.

				(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation, beginning of the year	11,421	9,573	8,602	716	581	508
Service cost	229	206	180	13	14	5
Interest cost	501	517	461	31	36	30
Amendments (including acquisitions)	3,625	46	385	(7)	18	83
Actuarial (gains) and losses	(227)	1,083	612	(35)	4	23
Benefits paid	(419)	(402)	(362)	(49)	(50)	(30)
Benefits directly paid by the employer	(128)	(115)	(104)	–	–	–
Impact of foreign currency fluctuations	(268)	513	(199)	(66)	113	(39)
Benefit obligation at the end of the year (A)	14,734	11,421	9,573	604	716	581
Change in plan assets
Fair value of plan assets, beginning of the year	4,693	3,869	3,619	14	9	8
Actual return on plan assets	395	689	346	(4)	3	–
Employer contributions	114	136	114	4	5	3
Employee contributions	11	11	10	–	2	2
Net transfer In (out) (including acquisitions)	3,220	88	–	–	1	–
Benefits paid	(246)	(234)	(207)	(4)	(6)	(4)
Impact of foreign currency fluctuations	28	135	(14)	–	–	–
Fair value of plan assets at the end of the year (B)	8,216	4,693	3,869	9	14	9
Change in separate assets
Fair value of plan assets, beginning of the year	2,697	2,265	2,195	–	–	–
Actual return on plan assets	221	206	208	–	–	–
Employer contributions	39	197	147	–	–	–
Employee contributions	4	4	4	–	–	–
Net transfer In (out) (including acquisitions)	(85)	(82)	3	–	–	–
Benefits paid	(168)	(168)	(155)	–	–	–
Impact of foreign currency fluctuations	(227)	274	(137)	–	–	–
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Funded status
Underfunded status (plan by plan)	(6,530)	(6,729)	(5,707)	(595)	(703)	(572)
Overfunded status (plan by plan)	12	1	3	–	–	–
Funded status (B) – (A)	(6,519)	(6,728)	(5,704)	(595)	(703)	(572)
Unrecognized prior service cost	89	74	38	–	–	–
Liability and asset recognized in the balance sheet (excluding separate assets)
Plans with a positive net position (Asset)	11	1	3	–	–	–
Plans with a negative net position (Liability)	(6,440)	(6,655)	(5,669)	(595)	(703)	(572)
Net position (excluding separate assets)	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Net economic funding position (including separate assets)
Net position (excluding separate assets)	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Net economic funding position (including separate assets)	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)

For pension plans where the fair value of plan
assets exceeds the benefit obligation, the
aggregate fair value of plan assets and
aggregate benefit obligation were €122 million
and €109 million, respectively, as at
December 31, 2006.

For pension plans where the benefit obligation
exceeds the fair value of plan assets, the
aggregate fair value of plan assets and
aggregate benefit obligation were €8,094 million

and €14,625 million, respectively, as at
December 31, 2006.

25.2.5. Net periodic benefit cost

The net periodic benefit cost, that is, the annual
expense for employee pension and other
benefits recorded in the income statement, for
the year ended December 31, 2006 is presented
below:

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Net periodic benefit cost
Service cost	229	206	180	13	14	5
Interest cost	501	517	461	31	36	30
Expected return on plan assets	(314)	(269)	(363)	(0)	–	–
Expected return on separate assets	(172)	(189)	(18)	(0)	–	–
Amortization of unrecognized amounts	6	(12)	5	–	–	–
Settlements/curtailments and employee contributions	(24)	4	1	(20)	16	(2)
Net periodic benefit cost	225	257	265	23	66	33

25.2.6. Net economic funding position The evolution in the net economic funding position from January 1, 2006 to December 31,	2006 captures both the change in the liability recorded in the Group’s balance sheet and the change in separate assets, as presented in the table below:

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Net economic funding
Opening position	(3,957)	(3,401)	(3,192)	(703)	(572)	(609)
Net periodic benefit cost	(225)	(257)	(265)	(23)	(66)	(33)
Employer contributions and benefits paid directly	242	328	264	49	49	29
Acquisitions and disposals (a)	(485)	121	207	(8)	(23)	–
SORIE impact (including exchange rate impact) (b)	392	(667)	(445)	24	(28)	–
Exchange rate impact	83	(81)	30	66	(64)	41
Closing position	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)
(a) This amount includes the acquisition of Winterthur.
(b) The SORIE impact consists in the actuarial gains and losses recorded gross of policyholder benefit and gross of deferred tax. It represents the actuarial gains or losses recorded as aprovision with a corresponding amount recognized in shareholders’ equity.

During 2006, the change in the SORIE
component of shareholders’ equity after
deduction of deferred tax and policyholder
benefits was €258 million (€ –415 million in 2005
and € –319 million in 2004). As at December 31,

2006, the cumulative impact since first time application amounted to € –478 million (€ –736 million at the end of 2005).

25.2.7. Change in the liability recognized in the balance sheet (excluding separate assets) The change in the balance sheet liability from January 1, 2006 to December 31, 2006 captures	only the evolution of the liability recorded in the Group’s balance sheet. It does not take into account separate assets. The change excluding separate assets is presented in the table below:

				(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Change in the liability recognized in the balance sheet
Balance sheet liability, beginning of the year	(6,654)	(5,666)	(4,953)	(703)	(572)	(609)
Net periodic benefit cost	(225)	(257)	(265)	(23)	(66)	(33)
Adjustment due to separate assets	(232)	(210)	(212)	–	–	–
Employer contributions	114	136	114	4	5	3
Benefits paid directly	128	115	104	45	44	26
Benefits paid through separate assets	168	168	155	–	–	–
Acquisitions and disposals (including Winterthur acquisition)	(548)	–	(322)	(8)	(23)	–
Net transfer of separate assets to plan assets	155	82	(3)	–	–	–
Actuarial gains and losses recognized in the SORIE component (including exchange rate impact)	392	(667)	(445)	24	(28)	–
Exchange rate impact	272	(355)	161	66	(64)	41
Balance sheet liability at the end of the year	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Net economic funding position at the end of the year	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)

25.2.8. Change in actuarial gains
and losses recognized in the
balance sheet in the SORIE
component of shareholders’ equity
The Statement Of Recognized Income and
Expense (SORIE) is an integral part of the
statement of changes in shareholders’ equity. It
includes actuarial gains and losses as well as
net income for the period (see Note 13).

The table below shows the change in the SORIE component between January 1, 2004 and December 31, 2006 due to adjustments arising on plan liabilities and adjustments arising on plan assets.

				(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Opening actuarial gains and losses recognized in shareholders’ equity	(1,112)	(445)	–	(28)	–	–
Experience adjustments on plan liabilities	226	(1,053)	(469)	28	(30)	–
Experience adjustments on plan assets	141	426	85	(5)	3	–
Exchange rate impact	24	(40)	(62)	–	(1)	–
Closing actuarial gains and losses recognized in shareholders’ equity	(720)	(1,112)	(445)	(4)	(28)	–

25.2.9. Near-term cash flows
(benefits paid and employer contributions)

a) Benefits paid

		(in Euro million)
	Pension benefits	Other benefits
Estimated future benefits paid
2007	835	44
2008	727	42
2009	752	41
2010	789	40
2011	771	39
Five years thereafter	3,900	225

b) Employer contributions The estimated amount of 2007 employer contributions for pension benefits was €280 million (€259 million estimated in 2005 for 2006). The estimated amount for other benefits	was €24 million (€28 million estimated in 2005 for 2006). These amounts are subject to uncertainty as they will be driven by 2007 economics.

25.2.10. Asset mix at the end of 2006
The table below shows the plan asset mix at end 2006:

	Total Group	Europe	North America	Other
Plan asset mix
Equities	40.12%	38.90%	62.44%	55.57%
Bonds	43.13%	43.94%	35.88%	25.81%
Real estate	8.54%	8.76%	1.56%	8.56%
Other	8.21%	8.40%	0.12%	10.05%
TOTAL	100%	100%	100%	100%
TOTAL in euro million	8,225	7,447	529	249

The table below shows the total asset mix i.e., for plan assets and separate assets:

	Total Group	Europe	North America	Other
Total asset mix
Equities	45.35%	37.11%	73.06%	55.57%
Bonds	39.26%	45.60%	18.53%	25.81%
Real estate	8.34%	8.42%	8.02%	8.56%
Other	7.06%	8.87%	0.39%	10.05%
TOTAL	100%	100%	100%	100%
TOTAL in euro million	10,704	8,128	2,327	249

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments is used in the plan assets. The percentage of equities is higher in the Anglo-	Saxon countries, where investment strategy is often determined by Plan trustees. This asset mix generates some degree of volatility in returns, but, over the long-term, is expected to provide a higher return than pure bond
investments. Higher return is consistent with
past experience, but may not be the case in the
future.

The asset mix is maintained close to the target
level, with minor fluctuations over time due to
shifting market values of assets. The acquisition
of Winterthur in 2006 had an impact on the
evolution of the asset mix between 2005
and 2006.

Various methods are used to determine the
expected long-term return on the Group’s
assets depending on geographic area. Globally,
it is based on historic returns adjusted for future
expectations in each asset class. In addition,

external consultants review or determine these
assumptions to guarantee their appropriateness
for each country.

25.2.11. Other employee benefits
AXA provides certain medical and life insurance
benefits (“post-retirement benefits”) to
employees, managers and agents who retire
after having met certain age and service
requirements. The life insurance benefits are
related to age and salary at retirement. The
expected costs of providing post-retirement
benefits are accrued over this vesting period.
AXA paid €40 million in post-retirement benefits
for the year ended December 31, 2006
(€39 million in 2005 and €30 million in 2004).

25.2.12. Balance sheet reconciliation

			(in Euro million)
	2006	2005	2004
Balance sheet reconciliation
Net position (excluding separate assets):
Employee benefit liabilities	(7,025)	(7,357)	(6,238)
Other liabilities	(290)	(375)	(362)
TOTAL	(7,315)	(7,732)	(6,600)

25.3. Share-based compensation

			(in Euro million)
	2006	2005	2004
Cost by plan
AXA SA stocks options	33.2	27.1	19.3
2003 grants	3.0	6.3	9.7
2004 grants	8.2	12.6	9.6
2005 grants	10.9	8.2
2006 grants	11.1
AXA stock options for US holding company	24.0	16.0	11.5
2005 AXA SA grants	4.3	3.3
2006 AXA SA grants	11.2
AXA ADR grants	8.5	12.7	11.5
AXA SA stock options for agents (2004)			6.9
AXA Group shareplan	16.3	10.5	19.0
Classic plan	4.3	1.7	1.5
Leveraged plan	12.0	8.8	17.6
AXA performance shares	13.6	5.9
2005 grants	8.4	5.2
2006 grants	4.1
Restricted Shares 2005	1.1	0.7
AXA performance unit plans	48.8	14.8	5.1
2004 equity grants	0.6	0.7
2005 equity grants	1.7	1.1
2006 equity grants	1.3
2004 cash grants	11.8	5.7	5.1
2005 cash grants	22.0	7.3
2006 cash grants	11.5
AXA Financial share-based compensation instruments	13.0	39.4	23.5
AXA Financial SAR	8.3	29.0	13.0
AXA Financial restricted shares and PARS	4.7	10.4	10.4
AXA APH stock option plan	5.5	4.0	2.2
TOTAL	155.3	117.6	87.7

The total employee share-based compensation
cost of €155.3 million shown above does not
include the cost generated by the liquidity
guarantee granted by AXA SA to old AXA IM
stock option plans, which amounted to a non-
recurring cost of €30 million recorded in 2006.
In accordance with IFRS 2, the cost shown
above includes equity-settled share-based
payment instruments for grants made after
November 7, 2002 which had not yet vested at
December 31, 2003.

The total share-based compensation cost also
includes transaction costs directly related to the
issuance of share-based compensation
instruments by the Group and by AXA
subsidiaries.

Following the acquisition of Winterthur, and to
avoid the dilution of stock options, performance
units and performance shares, the number of

outstanding stock options, performance units
and performance shares was adjusted to
maintain (not increase) the value of these
instruments to employees.

25.3.1. Share-based compensation
instruments issued by the Group

AXA SA STOCK OPTIONS
Executive officers and other key employees
may be granted options to purchase ordinary
AXA shares under employee stock option plans.
While the precise terms and conditions of each
option grant may vary, options are currently
(i) granted at a price not less than the average
closing price of the ordinary share on the Paris
Stock Exchange during the 20 trading days
preceding the date of grant, (ii) valid for a
maximum term of ten years, and (iii) vest in
installments of 33.33% per year on each of

the second, third and fourth anniversaries of the
grant date (generally in March).

For members of the executive committee, the
first two installments vest unconditionally at the
end of the vesting period. However, the final
installment will only vest if AXA shares

outperform the DowJones Europe Stoxx
Insurance index after a period of four years.

The following table shows AXA SA stock options
granted under all plans, and not only the ones
granted after November 7, 2002.

AXA SA STOCK OPTION PLANS	Options (in million)			Weighted price (in Euro)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	67.2	59.8	52.3	22.42	22.06	22.69
Granted	11.4	12.4	10.3	29.09	16.24	17.69
Capital increase	1.2	–	–	–	–	–
Exercised	(1.0)	(3.9)	(1.2)	24.34	11.50	9.44
Expired	–	–	–	–	–	–
Cancelled	(8.2)	(1.1)	(1.5)	15.95	22.22	23.94
Outstanding at December 31	70.6	67.2	59.8	23.71	22.42	22.06

The number of outstanding options and the number of exercisable options as at	December 31, 2006 are shown below by maturity date:

						in million
	Outstanding options			Exercisable options
	2006	2005	2004	2006	2005	2004
Exercisable until
July 9, 2006	0.0	0.6	1.2	0.0	0.6	1.2
January 21, 2007	0.0	1.9	3.0	0.0	1.9	3.0
September 9, 2007	0.1	0.2	0.2	0.1	0.2	0.2
September 29, 2007	0.0	0.1	0.1	0.0	0.1	0.1
April 19, 2008	5.0	6.1	6.3	5.0	6.1	6.3
June 8, 2009	5.0	5.2	5.2	5.0	5.2	5.2
November 17, 2009	0.2	0.2	0.2	0.2	0.2	0.2
July 11, 2010	0.1	0.1	0.1	0.1	0.1	0.1
July 4, 2010	5.3	5.3	5.4	5.3	5.3	5.4
November 12, 2010	0.2	0.2	0.2	0.2	0.2	0.2
May 8, 2011	7.6	7.6	7.7	7.6	7.6	5.2
February 26, 2012	6.8	8.5	8.7	6.8	5.2	2.9
March 13, 2013	7.4	9.1	10.4	5.0	1.9
March 26, 2014	9.3	9.9	10.1	3.1
March 29, 2015	8.3	8.4
March 29, 2015	3.5	3.5
June 16, 2015	0.0	0.0
June 27, 2015	0.2	0.2
July 1, 2015	0.0	0.0
September 21, 2015	0.1	0.1
March 30, 2016	7.3
March 30, 2016	3.9
September 24, 2016	0.1
November 12, 2016	0.0
Total number of options	70.6	67.2	59.8	38.4	34.5	30.9

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 - €12.96	7.4	10.73	5.0	10.73
€12.96 - €19.44	9.4	17.29	3.2	17.24
€19.44 - €25.92	24.1	20.89	11.9	21.55
€25.92 - €32.40	24.1	29.26	12.8	29.93
€32.40 - €38.87	0.2	37.74	0.2	37.74
€38.87 - €45.35	5.4	39.91	5.4	39.91
€6.48 - €45.35	70.6	23.71	38.4	25.26

Information on options granted after November 7, 2002 is shown in the table below:

POST NOVEMBER 7, 2002 AXA SA STOCK OPTION PLANS	Options (in million)			Weighted price (in Euro)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	31.2	20.5	10.7	16.89	14.26	10.96
Granted	11.4	12.4	10.3	29.09	20.69	17.68
Capital increase	0.5	–	–	–	–	–
Exercised	(0.6)	(1.0)	–	14.58	10.96	10.96
Expired	–	–	–	–	–	–
Cancelled	(2.3)	(0.6)	(0.4)	19.96	8.91	13.91
Outstanding at December 31	40.2	31.2	20.5	20.14	16.89	14.26

The number of outstanding options and the number of exercisable options at December 31,	2006 are shown below by maturity date for AXA SA plans granted after November 7, 2002 :

						in million
	Outstanding options			Exercisable options
	2006	2005	2004	2006	2005	2004
Exercisable until
March 13, 2013	7.4	9.1	10.4	5.0	1.9
March 26, 2014	9.3	9.9	10.1	3.1
March 29, 2015	8.3	8.4
March 29, 2015	3.5	3.5
June 16, 2015	0.0	0.0
June 27, 2015	0.2	0.2
July 1, 2015	0.0	0.0
September 21, 2015	0.1	0.1
March 30, 2016	7.3
March 30, 2016	3.9
September 24, 2016	0.1
November 12, 2016	0.0
Total number of options	40.2	31.2	20.5	8.0	1.9

	Outstanding		Exercisable
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 - €12.96	7.4	10.73	5.0	10.73
€12.96 - €19.44	9.3	17.31	3.1	17.31
€19.44 - €25.92	12.2	20.25	0.0	0.00
€25.92 - €32.40	11.3	28.49	0.0	0.00
€6.48 - €32.40	40.2	20.14	8.0	13.26

The fair value of AXA SA stock options is
calculated using the Black&Scholes option
pricing model. The effect of expected early
exercise is taken into account through the use
of an expected life assumption based on
historical data. AXA SA share price volatility is
estimated on the basis of implied volatility,
which is checked against an analysis of
historical volatility to ensure consistency. The

expected AXA SA dividend yield is based on the
market consensus. The risk-free interest rate is
based on the Euro zone government bond
benchmark curve for the appropriate term.

The option pricing assumptions and fair value
for plans issued in 2006, 2005 and 2004 are as
follows:

	2006	2005	2004
Assumptions
Dividend yield	3.5%	3.15%	3.10%
Volatility	28.00%	25.00%	28.00%
Risk-free interest rate	3.90%	3.31%	3.20%
Expected life (in years)	6.0	6.0	6.0
Weighted average fair value per option at grant date in Euro	6.48	4.15	3.96

The total cost of the AXA SA plans is amortized
over the vesting period and an estimated 5%
pre-vesting forfeiture rate is applied. On that
basis, the expense recognized in profit & loss
for the year ended December 31, 2006 was
€48.7 million (€3 million for the 2003 grants,
€8.2 million for the 2004 grants, €15.2 million
for the 2005 grants and €22.3 million for the
2006 grants). Among the 2005 and 2006 grants,
the expense relating to AXA SA share options
granted to AXA Financial employees was
€15.5 million.

AXA ADR STOCK OPTIONS
The US holding company may grant options to
purchase AXA ADRs. These options are issued
at the market value of AXA ADRs on the date of
grant. Options granted prior to 2004 vest over a
three-year period, with one third vesting on each
anniversary date. However, starting in 2004, new
grants generally vest over a four-year period
with one third vesting on each of the second,
third and fourth anniversary dates (generally in
March). Options currently issued and
outstanding have a 10-year contractual term
from their date of grant.

The following tables show a summary of the US holding company’s AXA ADR stock option plans:

AXA ADR STOCK OPTION PLANS	Options (in million)			Weighted price (in US $)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	38.6	44.0	40.9	24.06	23.03	23.04
Granted	0.7	1.8	7.2	23.26	26.77	20.66
Capital increase	0.0	–	–	–	–	–
Exercised	(9.1)	(5.7)	(2.5)	22.08	15.68	14.82
Expired	–	(1.5)	(1.6)	33.57	29.22	23.74
Cancelled	(3.4)	–	–	–	–	–
Outstanding at December 31	26.8	38.6	44.0	23.40	24.06	23.03

No AXA ADR options were granted in 2006. The 0.7 million options shown in the “granted” line in the table above corresponds to the adjustment	made to offset the dilution due to the capital increase done to finance the acquisition of Winterthur.

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in US $)	Number (in million)	Exercise price (in US $)
Price range
$9.93 – $12.72	4.1	$12.30	4.1	$12.30
$13.10 – $16.35	1.0	$14.38	1.0	$14.38
$17.54 – $22.24	9.4	$19.53	4.7	$18.84
$25.41 – $32.18	10.7	$29.33	8.9	$29.97
$35.10	1.5	$35.10	1.5	$35.10
$9.93 – $ 35.10	26.8	$23.40	20.2	$23.40

The following table shows information for grants after November 7, 2002:

POST NOVEMBER 7, 2002 AXA ADR STOCK OPTION PLANS	Options (in million)			Weighted price (in US $)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	14.0	14.5	8.9	18.18	16.36	12.60
Granted	0.1	1.8	7.1	34.23	26.77	20.66
Capital increase	–	(1.9)	–	–	–	–
Exercised	(2.5)	(0.4)	(0.9)	13.85	12.82	12.56
Expired	(0.3)	(0.4)	(0.6)	21.29	18.59	15.49
Cancelled	0.0	–	–	0.00	–	–
Outstanding at December 31	11.3	14.0	14.5	18.70	18.18	16.36

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in US $)	Number (in million)	Exercise price (in US $)
Price range
$9.93 – $15.12	3.5	$12.26	3.5	$12.26
$19.50 – $27.45	7.8	$21.62	2.0	$20.21
$9.93 – $27.45	11.3	$18.70	5.5	$15.12

The fair value of AXA ADR stock options is
calculated using the Black&Scholes option
pricing model. The effect of expected early
exercise is taken into account through the use
of an expected life assumption based on
historical data. AXA ADR volatility is based on
AXA SA ordinary shares volatility, adjusted for
the US$/€ exchange rate volatility.

The expected dividend yield on AXA SA shares
is based on the market consensus. The risk-free
interest rate is based on the US Treasury bond
curve for the appropriate maturity.
The option pricing assumptions and fair value
for plans issued in 2005 and 2004 are as
follows:

	2005	2004
Assumptions
Dividend yield	3.01%	3.10%
Volatility	25.00%	29.00%
Risk-free interest rate	4.27%	2.90%
Expected life (in years)	5.0	5.0
Weighted average fair value per option at grant date (in US $)	5.65	4.44

From 2005 on, there are no more AXA ADR
grants. US employees now receive AXA SA
stock options.

AXA GROUP SHAREPLAN
AXA offers its employees the opportunity to
become shareholders through special employee
share offerings. In countries that meet the legal
and fiscal requirements, two investments
options are available: the traditional plan and
the leveraged plan.

In the traditional plan, employees invest in
AXA shares at a discount to the market price for
unrestricted shares. In the leveraged plan, an
independent bank supplements the employees’
investment so that the total investment is a
multiple of the contribution made by the
employees. This total sum is invested in
AXA shares at a discount to market price for
unrestricted shares. After a period of five years,
employees receive a percentage of any gains
made on the investment, with a guaranteed
minimum equal to the amount of their initial
investment.

The cost of this plan is valued taking into
account the five-year lock-up period, as
recommended by the CNC (Conseil National de
la Comptabilité). The CNC approach values the
restricted shares through a replication strategy

whereby the employee would sell the restricted
shares forward at the end of the lock-up period,
borrow enough money to buy unrestricted
shares immediately, and uses the proceeds of
the forward sale together with dividends paid
during the lock-up period to finance the loan.
For the leveraged plan, the cost also includes
the opportunity gain implicitly provided by AXA
by enabling its employees to benefit from an
institutional price for derivatives as opposed to
a retail price.

On September 18, 2006, the AXA Group made
an employee share offering at €22.88 per share
for the traditional plan (discount of 20% to the
reference price of €28.60 representing the
average over the twenty trading days preceding
the date of announcement) and €24.25 per
share for the leveraged plan. Subscriptions
amounted to 15.5 million shares, increasing the
share capital by €375.5 million. This offering
represented a total cost of €16.3 million taking
into account the five-year lock-up period.

In 2006, the cost of the lock-up period was
measured at 13.41% for the traditional plan and
14.32% for the leveraged plan (different
discounts). In addition to the lock-up cost, the
opportunity gain offered to the employees under
the leveraged plan was measured at 2.26%.

The table below shows the main features of the plan, the amounts subscribed, valuation	assumptions, and the cost of the plan for 2006, 2005 and 2004.

PLAN MAIN FEATURES	2004			2005			2006
	Traditional		Leveraged	Traditional		Leveraged	Traditional		Leveraged
Plan maturity (in years)	5		5	5		5	5		5
[a] Discount to face value	20.00%		20.00%	20.00%		17.50%	20.00%		15.21%
Reference price (in Euro)		16.55			22.15			28.60
Subscription price (in Euro)		13.50		18.06		18.63	22.88		24.25
Amount subscribed by employee (in Euro million)	43.5		21.1	33.7		26.8	51.8		32.0
Total amount subscribed (in Euro million)	43.5		213.3	33.7		270.6	51.8		323.7
Total number of shares subscribed (in million shares)	3.2		15.6	1.9		14.4	2.3		13.2
Interest rate on employee loan	7.37%		7.37%	7.16%		7.62%	7.01%		7.34%
5-year risk-free rate (euro zone)		2.97%			3.09%			3.66%
Dividend yield		3.50%			2.24%			3.96%
Early exit rate		1.34%			3.20%			3.34%
Interest rate for borrowing securities (repo)		0.00%			0.00%			0.20%
Retail / institutional volatility spread	N/A		7.00%	N/A		4.40%	N/A		4.20%
[b] Cost of the lock-up for the employee		17.15%		16.07%		> 17.50%	13.41%		14.32%
[c] Opportunity gain	N/A		3.75%	N/A		2.68%	N/A		2.26%
Total cost for AXA = [a] – [b]+ [c] (equivalent to a discount)	2.85%		6.60%	3.93%		2.68%	6.59%		3.15%
Total cost for AXA (in Euro million)	1.5		17.6	1.7		8.8	4.3		12.0

OTHER SHARE-BASED COMPENSATION
To a lesser extent, AXA issued Performance
Units in 2004, 2005 and 2006. During the
vesting period, the Performance Units initially
granted are subject to non-market performance
criteria. The value of each Performance Unit is
equal to the average AXA share price before the
settlement (which is cash rather than equity-
settled in most cases).
The total cost of the Performance Units
recorded in earnings in 2006 was €48.8 million
(€3.5 million for the equity-settled portion and
€45.3 million for the cash-settled portion).

In 2005 and 2006, Performance Shares were
issued in France only.

Performance Shares are similar to Performance
Units, but the payment is equity-settled rather
than cash-settled.

In France, most of the Performance Units
granted to employees have been converted into
Performance Shares.
The total cost of Performance Shares was
€13.6 million in 2006.

25.3.2. Share-based compensation
instruments issued by local
entities
Only those plans that are material at Group level
are described below.

AXA ASIA PACIFIC HOLDING STOCK OPTION
PLAN
To a lesser extent, AXA APH grants
stock options based on APH shares, with
both market and non-market performance
conditions.

These plans are valued according to the IFRS
applicable in Australia. The total cost for this
plan in 2006 was €5.5 million.

AXA FINANCIAL SHARE-BASED
COMPENSATION PLANS
The total cost of AXA Financial’s share-based
compensation plans in 2006 included
€8.3 million in respect of AXA Financial Stock
Appreciation Rights (as they are subject to
variations in the basis of recognition due to
changes in the market value of AXA ADRs) and
€4.7 million in respect of AXA ADR Restricted
Shares and Performance Accelerated Restricted
Shares granted to senior executives and non-
employee directors.

25.4. Compensation
of Management and
officers

In 2006:

– Short-term benefits: compensation paid to
members of the Management Board in respect
of 2006 totaled €14.9 million, including fixed
salary, bonuses, directors’ fees and benefits in
kind.

– Long-term benefits: amounts provisioned or
recognized by AXA SA and its subsidiaries for
the payment of pensions or retirement benefits
to its corporate officers (members of the
Management Board, Chairman of the
Supervisory Board and the employees’
representative on the Supervisory Board)
totaled €33.8 million.

– Share-based compensation: the expense
recognized in 2006 in respect of share-based
compensation granted to Management Board
members was €13 million.

In 2005:

– Short-term benefits: compensation paid to
members of the Management Board in respect

of 2005 totaled €12.4 million, including fixed
salary, bonuses, directors’ fees and benefits in
kind.

– Long-term benefits: amounts provisioned or
recognized by AXA SA and its subsidiaries for
the payment of pensions or retirement benefits
to its corporate officers (members of the
Management Board, Chairman of the
Supervisory Board and the employees’
representative on the Supervisory Board)
totaled €29.4 million.

– Share-based compensation: the expense
recognized in 2005 in respect of share-based
compensation granted to Management Board
members was €11.1 million.

25.5. Salaried workforce

At December 31, 2006, the Group, excluding
Winterthur, employed 81,025 salaried people on
a full-time equivalent basis (78,800 in 2005 and
76,339 in 2004). The total number of full time
equivalent employees at December 31, 2006
including Winterthur was 96,009.

The increase, excluding Winterthur, was mainly
due to:

– the acquisition of MLC Indonesia and
MLC Hong Kong (444 employees) and the
launch of the Avanssur platform in Poland in
2006 (164 employees);

– the acquisition of Citadel in Canada
(316 employees);

– an increase in administrative staff, the teams
that manage customers of financial partners,
and the private banking team at
AllianceBernstein (602 employees);

– an increase in the Assistance business
(600 employees), mainly in Latin America,
Central Europe and the Mediterranean basin.

Note 26: Net income per ordinary share

The Company calculates a basic net income per
ordinary share and a diluted net income per
ordinary share:

– The calculation of the basic net income
per ordinary share assumes no dilution and
is based on the weighted average number
of ordinary shares outstanding during the
period.

– The calculation of diluted net income per
ordinary share takes into account shares that
may be issued as a result of stock option
plans and convertible bonds. The effect of
stock option plans on the number of fully
diluted shares is taken into account only if
options are considered to be exercisable on
the basis of the average stock price of AXA
share over the period. The effect of convertible
bonds (on the number of shares and on
income) is integrated in the calculation if it
actually generates a dilution of the net income
per share.

The share capital increase with preferential
subscription rights launched by AXA on

June 14, 2006 to finance part of the acquisition
of Winterthur has resulted in the issue of
208,265,897 new shares at a price of
€19.80 compared to a market price of
€24.47. According to IAS 33, share issues
carried out at a below-market price may give
rise to an adjustment to the average number of
shares during the period and in each period
presented. As a consequence, the loss of value
suffered by existing shares represents the value
of the existing shareholders’ theoretical
subscription right, and the issue can be
regarded as a bonus issue in the amount of the
total value of the subscription rights. An
adjustment factor (1.019456) equal to the pre-
transaction share price divided by the
theoretical post-transaction value of the shares
is applied to the weighted average number of
shares outstanding in each period.

As a result of these factors, along with the
dilutive effect of convertible bond plans, the fully
diluted number of shares at December 31, 2006
was 2,032 million.

In 2006, earnings per share calculation was as follows:

				(in Euro million) (c)
		December 31, 2006	December 31, 2005 (d)	December 31, 2004 (d)
NET INCOME GROUP SHARE	A	5,085	4,318	3,793
Weighted average number of ordinary shares (net of treasury shares) – opening		1,855	1,921	1,782
Increase in capital (excluding stock option exercised) (a)		97	–	53
Stock option exercised (a)		3	2	1
Treasury shares (a)		3	(1)	3
Impact of the merger AXA-FINAXA (a)		–	(2)	–
Share purchase program (a)		(11)	(3)	–
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	B	1,948	1,917	1,839
NET INCOME PER ORDINARY SHARE	C = A / B	2,61	2,25	2,06
Potentially dilutive instruments:
– Stock options		16	8	6
– Subordinated convertible Notes – February 8, 2000		28	27	27
– Subordinated convertible Notes – February 8, 1999		38	37	37
– ORAN (a)		–	–	60
– Other		2	1	–
FULLY DILUTED – WEIGHTED AVERAGE NUMBER OF SHARES	D	2,032	1,991	1,969
NET INCOME (b)	E	5,199	4,428	3,899
FULLY DILUTED NET INCOME PER ORDINARY SHARES	F = E / D	2,56	2,22	1,98
(a) Weighted average.
(b) Taking into account the impact of potential dilutive instruments.
(c) Except for number of shares (million of units) and earnings per share (euros).
(d) Following any significant capital increase with a stock price lower than the market price, average number of shares and consequently earning per share over each period shall be restated to take into account this event.

Note 27: Related-party transactions

In 2006 the Company was party to the following
transactions with related parties which may be
deemed to have been material to AXA or the
related party in question or unusual in their
nature or conditions.

Relationships with the Mutuelles AXA
The Mutuelles AXA (AXA Assurances IARD
Mutuelle and AXA Assurances Vie Mutuelle) are
two mutual insurance companies engaged in the
Property & Casualty insurance business and Life
& Savings insurance business in France. The
Mutuelles AXA have no shares outstanding and
the business of each Mutuelle is supervised by a
board of directors elected by delegates
representing policyholders. The Company and
the Mutuelles have in common certain members
of management and certain members of the
Company’s Supervisory Board and Management
Board serve as directors or executive officers of
the Mutuelles AXA.

The insurance businesses of the Mutuelles AXA
and the insurance businesses of the Company’s
French insurance subsidiaries use similar
distribution channels and are managed as a
single business, subject to legal and
management arrangements established to
maintain the legal distinctions between their
respective businesses. Certain of the costs and
expenses of operating these businesses (other
than commissions) are shared by these
subsidiaries and the Mutuelles AXA and
allocated among them through a Groupement
d’Intérêt Economique or “GIE” which is a type of
French inter-company partnership more fully
described below. There are no agreements
between the Mutuelles AXA and the Company’s
insurance subsidiaries that restrict in any way
their ability to compete with one another.

The Property & Casualty insurance business
generated in France by insurance brokers is

underwritten through a coinsurance
arrangement between AXA France IARD, a
Property & Casualty insurance subsidiary of the
Company, and AXA Assurances IARD Mutuelle.
Technical results are shared between entities in
proportion with their written premiums.
Aggregate written premiums recorded in the
agreement amounted to €1,522 million in 2006
(of which €1,354 million was attributed to
AXA France IARD).

Groupement d’intérêt économique (GIE)
From time to time the Company enters into
GIE’s with certain of its subsidiaries. GIEs are
French intercompany partnerships, governed by
French law, created to perform various common
services for their members and to allocate
associated costs and expenses among their
members. The allocation of costs and expenses
invoiced to GIE members may be based on
various agreed criteria including particular cost
drivers. In 2006, expenses invoiced by GIEs to
the Company, its subsidiaries and affiliates
amounted to approximately €151.1 million.
These GIEs cover a variety of common services
including services performed by the AXA
Group’s central functions for the benefit of AXA
Group companies (such as finance, accounting
and reporting, tax, legal, marketing and brand,
internal audit, human resources, procurement,
information systems, risk management etc.),
cash management services for the Company
and certain of its subsidiaries and affiliates as
well as other services.

Loans/Guarantees/Capital Contributions
AXA has given numerous commitments and
guarantees, including financing commitments,
guarantees given to financial institutional
institutions and customers, pledged assets,
collateralized commitments and letters of credit.
For a detailed description of these commitments
and guarantees, see note 28 “Contingent assets

and liabilities and unrecognized contractual
commitments”. Certain of these guarantees are
given by the Company for the benefit of its
subsidiaries and affiliates for various business
purposes including to promote development of
their business, support their credit ratings, and
promote efficient use of the Group’s capital
resources. In this context, the Company may
guaranty repayment of loans extended from one
of its subsidiaries to another and/or guarantees
other obligations of its subsidiaries to third
parties. The beneficiaries of these guarantees
are generally required to compensate the
Company at a negotiated rate based on
prevailing market rates and conditions for
guarantees of a similar nature. In addition, from
time to time, the Company may provide comfort
or similar letters to rating agencies and/or
regulators for the benefit of its subsidiaries and
affiliates for various business purposes,
including facilitating specific transactions,
achieving target ratings levels and, more
generally, helping develop the business of these
subsidiaries.

The Company, from time to time, makes capital
contributions and/or loans to its subsidiaries
and affiliates to finance their business
operations, acquisitions or for other business
purposes. Loans bear interest at varying rates
that generally reflect prevailing market rates at
the respective dates such loans were originated.

These transactions may involve the Company
acquiring different types of securities from its
subsidiaries and affiliates (e.g. ordinary shares,
preferred shares, senior debt securities,
subordinated debt securities, etc.) from time to
time.

Key Management and Directors
At December 31, 2006, there was one loan
outstanding from a banking subsidiary of the
Company to a member of AXA’s Management
Board. The loan was for an amount of
€200,000, bearing interest at a rate of 4.58%
annually and had a 10-year term. The loan was
made in the ordinary course of business of the
Company’s banking subsidiary at prevailing
market terms and conditions.

At December 31, 2006, there were no other
loans outstanding from the Company to any
members of AXA’s Management Board or
Supervisory Board.

Various executive officers and directors of the
Company may from time to time purchase
insurance, wealth management or other
products or services offered by AXA in the
ordinary course of its business. The terms and
conditions of these transactions are
substantially similar to the terms and conditions
generally available to the public or to AXA
employees generally.

Note 28: Contingents assets and
liabilities and unrecognized contractual
commitments

28.1. Breakdown of commitments received

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Commitments to finance	8,308	8,280	7,821
Financial institutions	8,308	8,280	7,821
Customers	–	–	–
Guarantees	4,088	3,985	2,828
Financial institutions	287	252	234
Customers	3,801	3,733	2,594
Other	25,304	18,174	14,011
Pledged assets and Collaterized commitments	21,665	14,241	10,191
Letters of credit	1,233	1,075	627
Commitments on sales currently processed	260	320	262
Commitments related to construction	–	–	–
Other engagements	2,147	2,539	2,931
TOTAL	37,700	30,440	24,660

Off-balance sheet commitments received by
AXA totaled €37,700 million, an increase of
€7,260 million compared to 2005.

Off-balance sheet commitments received
by Winterthur totaled €2,959 million,
mainly corresponding to (i) €2,934 million
of collateral for mortgage loans and
(ii) €25 million of guarantees received from
banks for tax disagreement with the Spanish
government.

Excluding Winterthur’s contribution, off-balance
sheet commitments received by AXA were
up €4,302 million, mainly due to pledged
securities and real collateral (€+4,490 million)
and letters of credit (€+157 million), partially
offset by other commitments (€–392 million).
These commitments break down as follows:

Financing commitments received totaled
€8,308 million at December 31, 2006 and
consisted of :

– AXA SA credit lines (€6,315 million),

– AllianceBernstein credit lines (€884 million)
mainly comprising credit facilities
(€304 million) and revolving credit facilities
(€353 million) from various banks and other
lenders,

– bank credit lines granted to AXA Life Japan as
part of its Life & Savings operations
(€362 million),

– the American holding company’s share in a
Group cash facility since July 9, 2004
(€380 million),

– credit facilities received by AXA RE from
ceding companies as part of its reinsurance
operations (€367 million).

Financing commitments were almost stable at
December 31, 2006 compared to 2005.

Guarantees amounted to €4,088 million
(€4,063 million excluding Winterthur’s
contribution), mainly consisted of (i) guarantees
received from customers of AXA Bank Belgium
and the Belgian Life & Savings entities
(€2,773 million) and from French banks
(€995 million) principally in the form of
mortgages on buildings that provide security for
loans and (ii) €94 million of guarantees received
from credit institutions in the case of the failure
of general agents of AXA Italian entities.

Excluding Winterthur’s contribution, guarantees
increased slightly by €78 million in 2006, mainly
due to an increase in guarantees received by
AXA Bank Belgium (€+169 million), partially
offset by a decrease of the Belgian Life &
Savings entities ones (€–81 million).

Pledged assets and real collateral totaled
€21,665 million at December 31, 2006
(€18,731 million excluding Winterthur’s
contribution), mainly consisted of:

– Mortgage security interests taken by
AXA Bank Belgium for home loans and other
business loans (€12,577 million).

– Securities pledged to secure loans
(€4,715 million) and short-term securities
borrowings (€667 million) received by
Japanese entities. Commitments were also
given on these products.

– Pledged securities representing technical
commitments made by reinsurers, mainly
for French Life & Savings companies
(€218 million) and AXA Corporate Solutions
Assurance (€271 million).

The €4,490 million increase in 2006 resulted
mainly from new guarantees received by the
Japanese entities under reverse-repo
transactions (€+3,181 million), and by AXA Bank
Belgium (€+1,213 million) due to higher portfolio
of home loans (€+1,027 million) and Money
Market activity (€+86 million).

Other commitments totaled €2,147 million at
December 31, 2006, broken down as follows:
– €1,117 million of commitments received by
AXA France Vie including €953 million in
respect of assets belonging to provident
societies (third-party management).

– At AXA RE, guarantees relating to forward
currency transactions (€684 million) and
notional commitments received by AXA RE
on derivatives hedging ABR products
(€62 million). Commitments were also given in
an equivalent amount in relation to these
products.

– Commitments received from shareholders of
an AXA real estate company, covering the
investment period (€150 million).

– Commitments received by AXA Bank Belgium
as part of its Money Market activity
(€38 million).

The €392 million decrease was mainly due to
a decrease in commitments received by AXA
France Vie on stock lending activities
(€–160 million) and by AXA Bank Belgium on its
Money Market activity (€
–188 million).

Letters of credit amounted to €1,233 million at
December 31, 2006, mainly relating to the life
insurance and reinsurance business in the
United States (€1,132 million, representing a
decrease of €135 million or €268 million at
constant exchange rates).

28.2. Breakdown of commitments given

					(in Euro million)
	December 31, 2006					December 31, 2005 TOTAL	December 31, 2004 TOTAL
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	TOTAL
Commitments to finance	2,609	433	592	340	3,974	2,077	2,739
Financial institutions	247	429	578	122	1,376	85	81
Customers	2,362	4	14	218	2,598	1,991	2,658
Guarantees	829	1,689	449	2,710	5,677	6,506	6,198
Financial institutions	160	190	126	2,543	3,020	2,317	1,730
Customers	669	1,499	322	167	2,657	4,189	4,468
Other	14,631	1,530	275	6,359	22,795	17,110	10,920
Pledged assets and Collaterized commitments	13,401	361	39	2,019	15,821	10,428	5,440
Letters of credit	88	2	2	581	673	926	670
Commitments on sales currently processed	64	196	–	–	260	257	262
Commitments related to construction	165	192	15	–	372	101	152
Other engagements	913	779	219	3,758	5,668	5,399	4,396
TOTAL	18,070	3,652	1,316	9,409	32,446	25,693	19,857

Commitments given by AXA totaled
€32,446 million, an increase of €6,753 million
compared to 2005.

Commitments given by Winterthur totaled
€2,217 million, mainly consisted of:

– €709 million of financing commitments to
credit institutions including €664 million given
by the Swiss entities for future investment by
private equity funds.

– €585 million of financing commitments to
customers, mainly including commitments
related to mortgage loans granted by DBV
Finance in the Netherlands (€392 million)
and the German life and health entities
(€176 million).

– €322 million of other commitments given,
mainly including (i) €25 million in credit lines
granted by the German holding company to
Commerzbank, and (ii) commitments given by
the German entities to two real estate funds
(€120 million) and to the German insurance
guarantee fund “Protektor” that takes over
insurance policies if insurance companies fail
(€162 million).

– €268 million of construction commitments
given by the Swiss entities as part of their real
estate management business.

– €143 million of pledged securities including
€82 million related to Dutch government
bonds pledged to ABN Amro and €59 million
of securities pledged by the Swiss entities to
third parties.

– €135 million of guarantees given to customers
by other international operations, including
€75 million related to the sale of the Churchill
Group in 2003 to the Royal Bank of Scotland,
and €60 million covering letters of indemnity
for two former directors of the Australian
holding company.

– €29 million in letters of credit given by the
Swiss entities.

Excluding Winterthur’s contribution,
commitments given by AXA rose by
€4,536 million. The increase was mainly due
to pledged securities and real collateral
(€+5.251 million) and financing commitments
(€+603 million), partially offset by a decrease in
guarantees (€–988 million).

Financing commitments given totaled
€3,974 million as at December 31, 2006
(€2,680 million excluding Winterthur’s
contribution), consisted of:

– Financing commitments to customers
(€2,013 million excluding Winterthur’s
contribution), mainly comprising commitments
related to home loans granted by AXA Bank
Belgium (€1,057 million), and credit lines
and overdraft authorizations granted by
the French banks to their customers
(€953 million). These commitments were
almost stable compared to 2005.

– Financing commitments to credit institutions
(€667 million excluding Winterthur’s
contribution), mainly comprising financing
guarantees (less than €20 million each)
granted by AXA Equitable to various partners
(€530 million) and a guarantee relating to
loans granted to French general agents
(€74 million). These commitments increased
by €582 million in 2006 following a
reclassification of guarantees granted by
AXA Equitable as financing commitments
(€530 million).

Guarantee commitments totaled €5,677 million
(€5,518 million excluding Winterthur’s
contribution) as at December 31, 2006, and
consisted of:

– Guarantees commitments given to credit
institutions (€2,995 million excluding
Winterthur’s contribution) mainly including
collateral and pledges given by AXA SA
to credit institutions (€2,705 million),
a financial guarantee given by the
German holding companies to a real-estate
company (€115 million) and guarantees
given by AllianceBernstein to a commercial
bank in 2002 to guarantee some of
Sanford C. Bernstein’s commitments
(€95 million).

– Guarantees commitments given to
customers (€2,522 million excluding
Winterthur’s contribution) mainly including
(i) performance guarantees granted by the
French banks to funds managed by AXA
Investment Managers (€1,919 million), the fair
value of this commitment being zero as at
December 31, 2006, and (ii) a guarantee
provided by AXA Australia as part of its mutual

funds distribution business, guaranteeing that
customers will recoup their initial investment
in the funds (€508 million).

Guarantee commitments decreased by
€988 million overall, mainly due to the decrease
in performance guarantees given by the French
banks (€–1,604 million) and the reclassification
of AXA Equitable’s guarantees as financing
commitments (€–530 million). This decrease
was partially offset by an increase in guarantees
given by AXA SA to financial institutions related
to credit lines granted to the Group’s entities
(€+1,153 million).

Pledged assets and real collateral given totaled
€15,821 million as at December 31, 2006
(€15,678 million excluding Winterthur’s
contribution), and mainly consisted of:

– Securities pledged as part of derivatives
transactions (€695 million), securities given
as guarantees for cash deposits received
in securities lending transactions
(€8,097 million), securities given as
guarantees for short-term securities borrowing
by Japanese entities (€809 million)
– commitments were also received on these
products

– and securities pledged in respect
of the Japanese insurance guarantee fund
(€40 million).

– Securities pledged by Axa Bank Belgium to
financial institutions in respect of repo
operations (€3,692 million) and security
interests given to the National Bank of
Belgium as collateral for clearing-house
activities (€1,661 million).

– A contribution of AXA Equitable of a real
estate asset as collateral for a short-term debt
(€349 million).

– Securities pledged by AXA Germany to West
LBank to hedge a dollar-denominated
reinsurance liability (€69 million).

Overall, pledged assets and real collateral given
increased by €5,251 million excluding
Winterthur’s contribution due to an increase in
securities pledged under Japanese stock
lending transactions (€+4,566 million), and an
increase in commitments given by AXA Bank
Belgium in respect of repo transactions
(€+699 million).

Letters of credit totaled €673 million as at
December 31, 2006 (€642 million excluding
Winterthur’s contribution), mainly related to
the international insurance operations
(€606 million). The decrease in letters of credit
is mainly due to the fall in gross technical
reserves in the international insurance segment
and the non-recurrence of commitments related
to Hurricanes Katrina, Wilma, Rita and Yvan
in 2005.

Other commitments given totaled €5,668 million
as at December 31, 2006 (€5,347 million
excluding Winterthur’s contribution) and
consisted mainly of:

– €580 million mainly in commitments due to
the Parallel Ventures (€124 million) and AXA
Private Equity funds (€393 million) in the UK.
These funds are vehicles (partnerships and
similar vehicles) that allow exposure to private
equity investments in UK, US and European
markets.

– €794 million in commitments given by AXA RE
mainly relating to forward foreign-exchange
transactions (€684 million) and derivative
products hedging ABR contracts (€62 million).
Commitments were received on these
products in equivalent amounts.

– €142 million of commitments given by the
French Life & Savings business relating to
capital and loans.

– €234 million of commitments given by the
French Property & Casualty business,
including €215 million of pledges.

– Commitments given by the German entities
relating mainly to (i) future acquisitions by
private equity funds (€744 million) and a multi-
tranche loan (€600 million), and (ii) a
commitment given to “Protektor”, the German
insurance guarantee fund (€263 million) in the
case of a bankruptcy of the insurance
companies.

Axa has issued the following subordinated
convertible debt instruments (i) €1,524 million
2.5% issued in February 1999 and due in 2014,
and (ii) €1,099 million 3.75% issued in February
2000 and due in 2017. The difference between
the issue price and the redemption price (or in
the event of non-conversion for the debt
maturing in 2017) is amortized over the life of

the instrument at the effective interest rate for
each issue. The unamortized balance at
December 31, 2006 was €1,083 million.

On January 11, 2007, the meetings of holders of
AXA’s 2014 and 2017 convertible bonds were
held to vote on an amendment of the final
conversion dates of the bonds to January 26,
2007 in exchange for a cash payment in respect
of the value of the conversion option.
The meeting of holders of the 2014 convertible
bonds approved the amendment. Consequently,
holders who did not convert their bonds by
January 26, 2007, received €16.23 per bond on
January 31, 2007. The meeting of holders of the
2017 convertible bonds did not approve the
amendment. Consequently, to fully neutralize
the dilutive impact of the 2017 convertible
bonds AXA has purchased from a banking
counterparty, for a total cash amount equivalent
to the payment proposed to bondholders, call
options on the AXA share with an automatic
exercise feature. This feature is such that one
option is automatically exercised upon each
conversion of a convertible bond. Consequently,
each issuance of a new share resulting from the
conversion of the bond will be offset by the
delivery by the bank to AXA (and subsequent
cancellation) of an AXA share ; The issuance of
a share in respect of the conversion of the bond
and the cancellation by AXA of the AXA share
received will offset each other. As a result of this
transaction, there will no longer be a change to
the outstanding number of AXA shares created
by the convertible bond conversion.

The scheme governing the financial
reorganization of AXA Sun Life in 2001 (the
“Scheme”) details arrangements under which
assets from the inherited estate, attributed to
AXA through the reorganization, may be
transferred on a temporary or permanent basis
to the “With-Profit” funds as required to support
the capital requirements of these funds, as
determined under the Scheme. In the case of a
temporary transfer, assets and related
investment income remain attributable to AXA
since they will be returned when they are no
longer required to support the capital
requirements of the “With-Profit” funds, under
the stringent tests set out in the Scheme. If all or

part of the assets transferred are unlikely to be
returned in the foreseeable future (taking into
consideration the duration of in-force “With-
Profit” policies), then the relevant part of the
transfer would be designated permanent. Only a
permanent transfer to the “With-Profit” funds
would result in a charge against the profit and
loss account. The maximum amount that could
be transferred under the Scheme is capped at
the market value of surplus assets in the non-
profit funds, which was £1.3 billion (€1.9 billion)
as at December 31, 2006, however, the actual
transfer at this date was nil.

On December 15, 2005 and after authorization
on June 29, 2005 by the AXA Supervisory
Board, the AXA Group (AXA and its subsidiaries)
and the BNP Paribas Group entered into
an agreement that replaces the one in force
since September 12, 2001 (and amended on
October 26, 2004).

The new agreement maintains the existing
provisions in terms of minimal and stable
cross-shareholdings (the AXA Group undertakes
initially to hold at least 43,412,598 shares of
BNP Paribas stock; the BNP Paribas Group
undertakes initially to hold at least
61,587,465 shares of AXA stock; these amounts
will be adjusted thereafter to reflect the impact
of capital transactions, including but not limited
to free allotments of stock or share tenders
involving the same company (stock splits,
business re-combinations, etc.), and capital
increases involving either BNP Paribas or AXA),
and also provides for a reciprocal repurchase
option in the event of a hostile takeover attempt
on either AXA or BNP Paribas.

In force for a period of five years as of the date
of signature, this agreement is renewable
automatically for an initial period of two years
and for successive periods of one year
thereafter, unless one of the two parties decides
to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
(Autorité des Marchés Financiers) on
December 21, 2005.

On May 15, 2006, and after authorization on
December 21, 2005 by the AXA Supervisory
Board, the AXA Group (the AXA Mutuelles,
AXA and its subsidiaries) and the Schneider
Group entered into an agreement that provides
for the maintenance of minimal cross-
shareholdings. Under the terms of this
agreement, the AXA Group undertakes to hold
at least 2,583,300 shares of Schneider stock
and the Schneider Group undertakes to hold at
least 8,816,681 shares of AXA stock. The
number of shares held under this cross-
shareholding agreement will be adjusted as
needed to reflect the impact of capital
transactions, including but not limited to free
allotments of stock or share tenders involving
the same company (stock splits, business re-
combinations, etc.). In addition, the parties have
consented to a reciprocal repurchase option in
the event of a hostile takeover attempt on either
AXA or Schneider.

In force for a period of one year as of the date of
signature, this agreement is renewable
automatically for successive periods of one year
thereafter, unless one of the two parties decides
to terminate beforehand, in which case it is
required to give three months notice prior to the
next renewal date.

The agreement was made public by the AMF
on May 31, 2006.

In addition to other employment-related
obligations, various AXA subsidiaries are required
to indemnify their employees against certain
liabilities and costs that they may incur from time
to time in performing activities within the scope
of their employment duties. These activities may
include, for example, service as a director, officer,
agent, general partner, or in a similar capacity for
(i) an AXA Group company other than the
employee’s principal employer or (ii) a company
outside the AXA Group where service is at the
request of (or for the benefit of) the Group (e.g.
joint ventures, partnerships, or special-purpose
investment companies or funds). The potential
amount of compensation relating to
commitments covered by these obligations
cannot be evaluated with any certainty.

28.3. Other items:
Restriction on dividend
payments to
shareholders

Some AXA subsidiaries, principally insurance
companies, are subject to restrictions on the
amount of funds they may transfer in the form of
cash dividends or otherwise.
In most cases, the amounts available for
distribution from AXA’s insurance subsidiaries
are limited to net income for the year and
retained earnings calculated in accordance with
the accounting policies used by the subsidiaries
to prepare their financial statements. Further
restrictions may be imposed by the local
insurance regulators in countries where AXA
operates. In some cases, amounts available for

distribution are also subject to regulatory capital
adequacy tests or the approval of an
independent actuary, or subject to individual
provisions contained in a company’s by-laws.
In accordance with European Union directives,
insurance companies with their registered office
in a European Union member country are
required to maintain minimum solvency ratios
which must be supported by capital, retained
earnings and reserves and unrealized capital
gains on marketable securities and real estate
as reported in regulatory filings in France or
subject to approval by local regulators in some
countries. AXA’s insurance operations in
countries outside the European Union are also
subject to local capital adequacy and solvency
margin regulations. As at December 31, 2006,
AXA’s subsidiaries complied with the applicable
solvency and capital adequacy requirements.

Note 29: Subsequent events

On January 4, 2007, AXA reached an agreement
with QBE Insurance Group for the sale
of Winterthur’s US operations for
US$1,156 million (€920 million taking into
account hedges put in place by AXA for this
transaction at 1 Euro = 1.26 US$). In addition,
Winterthur US will repay US$636 million of
which US$79 million have been repaid in
Q4 2006 (€506 million taking into account
hedges put in place by AXA for this transaction
at 1 Euro = 1.26 US$) of inter-company loans
to Winterthur Group. This transaction follows
AXA’s decision to put Winterthur US operations
under strategic review, as initially announced
on June 14, 2006. The transaction is subject
to necessary regulatory approvals and is
expected to close during the second quarter
of 2007.

On January 11, 2007, the meetings of holders
of AXA’s 2014 and 2017 convertible bonds
were held to vote on an amendment of the
final conversion dates of the bonds to
January 26, 2007 in exchange for a cash
payment in respect of the value of the
conversion option.

The meeting of holders of the 2014 convertible
bonds approved the amendment. Consequently,
holders who did not convert their bonds
by January 26, 2007, received €16.23 per
bond on January 31, 2007. The meeting of
holders of the 2017 convertible bonds did not
approve the amendment. Consequently, to fully
neutralize the dilutive impact of the 2017
convertible bonds AXA has purchased from a
banking counterparty, for a total cash amount
equivalent to the payment proposed to
bondholders, call options on the AXA share with

an automatic exercise feature. This feature is
such that one option is automatically exercised
upon each conversion of a convertible bond.
Consequently, each issuance of a new share
resulting from the conversion of the bond will be
offset by the delivery by the bank to AXA (and
subsequent cancellation) of an AXA share ; The
issuance of a share in respect of the conversion
of the bond and the cancellation by AXA of the
AXA share received will offset each other. As a
result of this transaction, there will no longer be
a change to the outstanding number of AXA
shares created by the convertible bond
conversion.

For AXA shareholders, these transactions
resulted in the elimination of the potential
dilutive impact of the 2014 and 2017 convertible
bonds (i.e. a maximum of 65.8 million shares).
The total cash consideration paid by AXA
amounts to €245 million.

On January 12, 2007, AXA UK announced
that it has reached agreement with insurance
brokers Stuart Alexander and Layton
Blackham to acquire both businesses.
AXA UK will be acquiring both firms through
its subsidiary Venture Preference Ltd which
already owned 38.9% of Layton Blackham.
The two companies are to be combined
and will have considerable autonomy to
develop the business and will maintain
independent broking status. Quality accounts
with current insurers will be maintained
and grown. The total cash consideration
paid for 61.1% of Layton Blackham and
100% of Stuart Alexander amounts to
£58.5 million.

On February 7, 2007, AXA UK announced that it
is to acquire the UK’s only 100% online insurer,
Swiftcover, jointly owned by international
insurer Primary Group and Swiftcover’s
management. The transaction is subject to the
satisfaction or waiver of certain conditions
including regulatory approval. Swiftcover is a
business on the UK personal direct market, with
net inflows of 120,000 policies in 2006. The
upfront cash consideration for Swiftcover
amounts to £75 million, with an additional
potential earn out of £195 million maximum over
the next 4 years, based on policy volume and
combined ratio level.

In connection with AllianceBernstein’s
acquisition of the business of SCB Inc., formerly
known as Sanford C. Bernstein, Inc., in 2000,
AXA Financial Inc. entered into a purchase
agreement under which certain former
shareholders of Sanford C. Bernstein have the
right to sell (“Put”) to AXA Financial, subject to
certain restrictions set forth in the agreement,
limited partnership interests in AllianceBernstein
L.P. (“AllianceBernstein Units”) issued at the
time of the acquisition.

As of the end of 2006, AXA Financial,
either directly or indirectly through wholly
owned subsidiaries, had acquired a total of
24.5 million AllianceBernstein Units for an
aggregate price of approximately $885.4 million
through several purchases made pursuant to
the Put. AXA Financial completed the purchase
of another tranche of 8.16 million
AllianceBernstein Units pursuant to the Put on
February 23, 2007 for a total price of
approximately $746 million. This purchase
increased the consolidated economic interest of
AXA Financial, Inc. and its subsidiaries in
AllianceBernstein L.P. by approximately 3%
from 60.3% to 63.3%.

On March 16, 2007, AXA reached an agreement
with Kyobo Life to acquire its 75% stake in
Kyobo Auto which has a leading position in the
South Korean direct motor insurance market
with revenues of KRW 346 billion (€278 million)

and a market share above 30%. Following this
acquisition, the AXA Group will serve over
2 million clients through its direct distribution
P&C operations worldwide. Completion of this
transaction was subject to local regulatory
approvals.

On March 19, 2007, AXA Holdings Belgium SA
reached an agreement with ELLA Holdings Ltd
and its main shareholder Royalton Capital
Investors to acquire 100% of the Hungarian
retail bank ELLA and its affiliates. Originally
specialized in on-line banking and today the
fastest growing bank in Hungary, ELLA is the
6th largest supplier of mortgage loans in the
country with total assets of €375 million. The
combination of AXA Hungary’s operations, the
5th largest company in the pensions market;
with those of ELLA Bank shall duplicate the
successful business model of AXA in Belgium.
Completion of this operation was subject to
required regulatory approvals.

On March 23, 2007, AXA and BMPS reached an
agreement for the establishment of a long term
strategic partnership in life and non-life
bancassurance as well as pensions business.
AXA will acquire:

– 50% of MPS Vita (life and savings) and MPS
Danni (P&C);

– 50% of BMPS open pension funds business.

Management of insurance companies assets
(€13 billion as of year-end 2006) and open pension
funds assets (€0.3 billion as of year-end 2006).

The partnership will be the sole platform for
developing AXA’s and BMPS’s operations in the
Italian bancassurance and pensions market
including any new distribution channel. The
objective of the transaction is to further
strengthen and consolidate the competitive
position of the joint operations in life and
non-life bancassurance and increase their
profitability by: i) leveraging AXA specific
know-how to capture fully the growth potential
and develop a leading position in the Italian
pensions market and ii) fully exploiting the

potential of BMPS’s franchise, improving the
product and service offer, and achieving higher
efficiency and commercial effectiveness.

Total cash consideration to be paid by AXA in
this transaction is €1,150 million and will be
financed with internal resources.

The closing of the transaction is subject to regulatory approvals.

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Mazars & Guérard Exaltis - 61, rue Henri Régnault 92075 Paris-La Défense Cedex

Report of Satutory Auditors on the consolidated financial statements

(for the year ended December 31, 2006)

To the Shareholders of
AXA S.A.
25, avenue Matignon
75008 PARIS

This is a free translation into English of the
statutory auditors’ report issued in the French
language and is provided solely for the
convenience of English-speaking readers. The
statutory auditors’ report includes information
specifically required by French law in all audit
reports, whether qualified or not, which is
presented below in the opinion on the
consolidated financial statements. This
information includes an explanatory paragraph
discussing the auditors’ assessments of certain
significant accounting and auditing matters.
These assessments were considered for the
purpose of issuing an audit opinion on the
consolidated financial statements taken as a
whole, and not to provide separate assurance on
individual account captions or information taken
outside of the consolidated financial statements.

This report, together with the statutory auditors’
report addressing financial and accounting
information in the President’s report on internal
control, should be read in conjunction with, and
construed in accordance with, French law and
professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to
us by the shareholders, we have audited the
accompanying consolidated financial
statements of AXA SA for the year ended
December 31, 2006.

The consolidated financial statements are the
responsibility of the Management Board. Our
role is to express an opinion on these financial
statements based on our audit.

I. Opinion on the consolidated financial
statements
We conducted our audit in accordance with the
professional standards applicable in France;
those standards require that we plan and
perform the audit to obtain reasonable
assurance that the consolidated financial
statements are free of material misstatement.
An audit includes examining, on a test basis,
evidence supporting the amounts and
disclosures in the consolidated financial
statements. An audit also includes assessing
the accounting principles used and significant
estimates made by the management as well as
evaluating the overall consolidated financial
statement presentation. We believe that our
audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial
statements for fiscal year 2006 give a true and
fair view of the assets, liabilities, financial
position and results of the consolidated group of
persons and entities in accordance with the
IFRSs adopted by the European Union and
applicable to its member states.

II. Justification of our assessments
In accordance with the requirements of Article
L.823-9 of the French Commercial Code relating to
the justification of our assessments, we would like
to bring the following matters to your attention:

– Perpetual notes are now accounted for in
accordance with the methods described in
note 1.11.2 of the notes to the consolidated
financial statements. Pursuant to IAS 8,
comparative information relative to fiscal years
2004 and 2005, presented in the consolidated
financial statements, has been restated to

take into consideration, retrospectively, the
application of these new methods.
We have examined the rationale behind the
classification used, as well as the
restatements applied to the consolidated
financial statements for fiscal years 2004 and
2005, as well as the information provided on
this subject in note 16 of the notes to the
consolidated financial statements.

– During the fiscal year just ended, your
Company acquired Winterthur (note 5 of the
notes) and initially allocated the related
acquisition cost by applying the method
described in IFRS 3 on business combinations
(notes 1.3.2 and 5.3 of the notes to the
consolidated financial statements). In
connection with the Winterthur acquisition, we
reviewed the methods used to identify and
measure the value of assets, liabilities and
contingent liabilities accounted for at the date
of acquisition, as well as the method used to
determine the amount of goodwill on this date.

– Certain consolidated balance sheet items that
are specific to insurance and reinsurance
business are estimated on the basis of
statistical and actuarial data, such as actuarial
reserves, deferred acquisition costs and their
amortization, and the value of business in
force. The methods and assumptions used to
calculate the carrying values of these items
are described in notes 1.6.2, 1.6.4 et 1.12 of
the notes to the consolidated financial
statements.
We have assessed the reasonableness of the
assumptions used to calculate these values,
particularly with respect to the Group’s
experience and its regulatory and economic
environments. We also assessed the overall
consistency of these assumptions.

– The carrying values of purchase goodwill are
tested at each closing for recoverability using
the methods described in note 1.6.1 to the
consolidated financial statements.
We have assessed whether the valuation
approaches used rely on assumptions that are

consistent with the forecasts that emerge from
the strategic plans established by the AXA
Group.

– Deferred tax assets and liabilities are recorded
and measured using the methods described in
note 1.15.1 of the notes to the consolidated
financial statements.
We have verified that the valuation methods
used take into account the nature of tax
differences, business plans established by the
Group and, when accounting policies permit,
its intentions.

– Financial assets are recognized and measured
using the methods described in note 1.7.2 to
the consolidated financial statements.
We have assessed whether the measurement
methods and classifications used are
consistent with the principles adopted by the
AXA Group.

– Derivatives and hedging activities are
recognized in accordance with the methods
and procedures described in note 1.9 to the
consolidated financial statements.
We have assessed whether the hedging
activities recognized in this manner have been
duly documented, and whether this
documentation includes an explanation of the
hedging relationship, its efficiency and the
Group’s objective in terms of risk management
and hedging strategy.

The assessments were made in the context of
our audit of the consolidated financial
statements, taken as a whole, and therefore
contributed to the formation of our opinion
expressed in the first part of this report.

III. Specific verification
We have also verified, in accordance with
professional standards applicable in France, the
information given in the Management Board’s
annual report on Group operations. We have no
matter to report with regard to its fair
presentation and conformity with the
consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, April 10, 2007

The Statutory Auditors

PricewaterhouseCoopers Audit Yves Nicolas – Eric Dupont	Mazars & Guérard Patrick de Cambourg – Jean-Claude Pauly

440
441

OTHER SUPPLEMENTARY
FINANCIAL INFORMATION

442
PARENT COMPANY

455
EMBEDDED VALUE

462
SALARIED EMPLOYEES

MANAGEMENT
BOARD’S REPORT

ORDINARY PART

OF THE SHAREHOLDERS’ MEETING

Parent company
financial statements

Net income

Net income for the year ended December 31, 2006
was €1,433 million, compared with €1,137 million
for the year ended December 31, 2005.

Dividends received from subsidiaries

amounted to €1,581 million, an increase of
€161 million from the previous year.

Dividends received from European companies
stand to €1,280 million and represent an overall
decrease of €24 million compared to 2005.
Main contributors are AXA France Assurance
for €674 million, AXA Holdings Belgium for
€299 million, AXA UK for €114 million, and
Southern European companies for €116 million.

In December 2005, AXA France Assurance paid
an exceptional interim dividend of €236 million.
This negative change is offset by dividends from
Belgium which increased by €153 million and
those from AXA UK by €106 million, reflecting
the growth in their statutory net income.

Dividends from insurance companies outside
Europe came to a total of €109 million, up
€36 million, mainly due to a €13 million
dividend paid by the Morroco subsidiary
AXA-ONA, and a €10 million increase in the
dividend paid by AXA Asia Pacific Holding.

The income received from financial subsidiaries
rose by €149 million to €192 million, mainly due
to €121 million from Compagnie Financière de
Paris, since improved ratio of “Grands Risques”

during 2006 made this exceptional dividend
payment possible.

Net financial expenses, including interest
expense net of income from loans and
investments, totaled €334 million, compared to
€182 million in 2005.

Financial income fell by €67 million to
€301 million:

– Income from swaps dropped by €121 million
on the back of the following factors:

• €30 million due to additional expenses
related to the implementation during 2006 of
additional hedges of net foreign-currency
investments, notably in dollars,

• €31 million premiums paid during 2006 due
to the restructuring of interest-rate swaps,

•a non recurring income of €57 million
received from the unwinding in 2005 of
interest-rate swaps relating to €500 million
of perpetual subordinated debt securities,
following the Company’s decision to exercise
its early redemption option,

– Income from receivables declined by
€28 million following repayment of loans,
particularly those granted to AXA Financial.

– Conversely, other interests income rose by
€82 million mainly due to €106 million
financial income on proceeds from Winterthur
financing between the date of issuance (rights
issue and TSS), and the closing date of
December 22, 2006.

Financial charges increased by €83 million to
€634 million, including €77 million related to the
perpetual deeply subordinated notes issued in
2006 in connection with the financing of the
Winterthur acquisition.

Operating charges dropped by €7 million to
€190 million owing primarily to the end of the
amortization of deferred acquisition costs
incurred in 2000 on the buyout of minorities in
AXA Financial and AXA UK.

The net gain on capital operations came to
€421 million, versus a net loss of €530 million
in the previous year. This steep increase was
mainly the result of:

– Foreign-exchange gains of €242 million versus
€33 million in 2005, following the renewal of
net foreign-currency investment hedges,
notably in US dollars, which matured during the
year and in respect of which AXA SA benefited
from a more favorable exchange rate,

– The release of €286 million in provisions for
exchange-rate risk primarily as a result of
appreciation in the euro against the US dollar,
compared with a €226 million allowance
during the previous year.
Indeed, in the Group’s consolidated financial
statements, hedge accounting is applied to net
investments in subsidiaries, such that
exchange rate movements have no impact on
Group results. On the other hand, at parent
company level, investments in subsidiaries are
booked at historical cost in euros. Therefore
unrealized foreign exchange losses on debts
and currency swaps must be provisioned in full.

– Out of €89 million impairment allowances,
compared to €15 million in 2005, €74 million
reflected impairment in the value of
Compagnie Financière de Paris shares given
the exceptional dividend paid out in 2006.

– Capital gains, net of provision release,
amounted to €38 million, mainly due to the
gain on the sale of Financière Miro securities
(formerly held in Albingia’s portfolio) and
capital gains on its own shares under the
liquidity agreement.

– Allowances to provisions for contingent
liabilities totaled €104 million, compared to
€108 million in 2005. This figure mainly
consisted of annual provisions for redemption
premiums payable on bonds convertible into
AXA shares, which totaled €89 million,

– Finally, the 2005 financial statements reflected
a €236 million loss linked to the cancellation
of bonds exchangeable into AXA shares
issued by Finaxa in 1998 and repurchased by
the Company at the end of 2005.

The provision for income tax amounted to
€46 million, compared with an income tax
benefit of €623 million in 2005.
In 2006, depreciation in the US dollar and the
yen against the euro gave rise to a tax liability
on unrealized gains on foreign currency debt
amounting to €1,163 million compared with a
tax deduction of €1,064 million in 2005, which
was marked by depreciation in the euro.
Accordingly, income tax expense increased by
€766 million.

In addition, a release of provisions covering the
risk of tax repayments to subsidiaries belonging
to the fiscal group was set aside in an amount of
€110 million to reflect the effects of AXA RE’s
disposal on its future taxable income.

Balance sheet
At December 31, 2006, total assets were
€51,707 million, versus €41,521 million at
December 31, 2005.

Assets
Intangible fixed assets totaled €322 million.
This amount mainly included the AXA brand
contributed by FINAXA as part of the merger in
2005. The brand is valued at €307 million based
on brand royalties billed to Group subsidiaries
and to the Mutuelles AXA.

Investments in subsidiaries net of valuation
allowances, totaled €46,756 million, versus
€37,428 million at end-2005, representing an
increase of over €9 billion.

– AXA finalized the acquisition of Winterthur
shares for €7,870 million or CHF12.3 billion on
December 22, 2006,

– the shareholding in Vinci raised by €967 million
following two capital increases, enabling the
Group to develop Matignon Finance, an intra-
group financing and treasury company,

– following the buyout offer for minority interests
in its German subsidiary AXA Konzern
launched on January 9, AXA SA acquired
1,273,841 shares for €171 million,

– AXA Life Europe, a company intended to write
unit-linked insurance contracts with
guaranteed minimum benefits in several
european countries via its various branches,
received a capital injection of €132 million.

Receivables from subsidiaries amounted to
€3,046 million, up €563 million from
€2,483 million at end-2005, €745 million of which
derived from the recovery of loans initially granted
by the Crédit Suisse Group to Winterthur’s
subsidiaries, offset in part by the repayment of a
€115 million loan granted to AXA Konzern.

Loans, totaled €510 million which represent the
short term advance granted for €498 million to
GIE AXA Trésorerie.

The tax receivables showed at end-2005 the
surplus tax payments in view of the group’s tax
loss position. At the end of 2006, AXA has a tax
liability of €98 million.

Miscellaneous receivables totaled €333 million
at December 31, 2006, mainly €136 million of
financial receivables and €189 million relating to
current tax accounts of companies belonging to
tax consolidation group.

Cash instruments, which amounted to
€60 million, represented the premiums paid
upon implementation of currency options for
protecting the 2007 foreign currency earnings of
the main subsidiaries of AXA SA. It must be
noted that €15 million premiums received were
recognized under liabilities.

Liabilities
Shareholders’ equity, before 2006 net income
and after payment of dividends in respect of the
prior year was €30,727 million. This represents
an increase of €4,302 million, which was due to:

– the July 2006 of €4,091 million capital
increase, net of issuance costs, used for the
financing of Winterthur acquisition,

– the €516 million increase in shareholders’
equity, including €375 million through the
issue of shares to employees of the Group
(Shareplan), €131 million from the exercise of
subscription options and €10 million from the
exercise of warrants and conversion of bonds.

– and the cancellation of €305 million
(€11.3 million AXA shares) acquired through
the share purchase program to control dilution
resulting from share-based compensations
and employees Shareplan program.

Other shareholders’ equity included deeply
subordinated notes and amounted to
€4,824 million to be compared to €892 million in
2005. The increase of €3,932 million reflected the
perpetual deeply subordinated notes successively
issued to finance the acquisition of Winterthur.

Provisions for contingent liabilities were
€817 million. The amount consisted principally
of provisions for the redemption of premiums on
convertible bonds, €421 million, for exchange-
rate risks €82 million, and for the possible
repayment of tax savings attributable to tax
consolidation €266 million.

Subordinated debt amounted to €7,976 million,
down €238 million from €8,214 million in 2005,
as a result of exchange rate effects, mainly US
dollar-related.

Financial debt increased by €2,506 million to
€4,974 million.

– Borrowings from credit institutions increased
by €1,462 million, €1,350 million of which
derived from year-end issues of commercial
paper, primarily related to the closing of the
Winterthur acquisition and future
restructurings envisaged,

– debts due to Group entities increased by
€761 million to €1,952 million primarily as a
result of new loans granted by AXA Life Japan,
€510 million, and AXA Re Finance,
€344 million, and repayments made to
AXA France Iard and AXA France Vie by
€150 million,

– €290 million in borrowings and financial debt
due to payments made by financial institutions
affiliated with the Company under collateral
agreements. These margin calls are intended
to mitigate the counterparty risk and
represents the value of derivative instruments
at the balance sheet date.

The €98 million in operating payables
represented the outstanding income tax liability
at December 31, 2006.

Other payables totaled €193 million and
mainly included €113 million of accrued
expenses, plus €54 million of remaining capital
to be called up on AXA Italia SPA.

Unrealized foreign exchange gains were
€663 million in 2006, compared to €461 million
at December 31, 2005. This item reflects
positive impacts derived from the revaluation of
denominated foreign currency assets and
liabilities at the balance sheet exchange rate.
This item recorded an increase on the previous
year owing primarily to the appreciation in the
euro against the US dollar.

In accordance with the foregoing, the
Management Board recommends the payment
of a dividend of €1.06 for each of the
2,092,888,314 ordinary shares with dividend
rights at January 1, 2006, payable as of May 21,
2007.

This dividend will give rise as of January 1, 2007
to a 40% tax credit for individuals whose fiscal
residence is in France equal to €0.424 per
share.

In accordance with the law, there are no
distributable income subject to the shareholders
approval, other than the dividend mentioned
above, eligible or not eligible with the allowance
of 40% mentioned in the 2° of the 3 of article
158 of the Code général des impôts.

If, when the dividend is paid, the Company
owns some of its own shares, the corresponding
dividend will be allocated to retained earnings.

Appropriation of earnings
The amount available for the appropriation of earnings stands at €2,963,203,072:
– net income for the year	€1,432,561,750
– allocation to retained earnings	€1,530,641,322

The Management Board proposes that this amount be appropriated as follows:
– dividend	€2,218,461,613
– allocation to the legal reserve	€46,138,302
– allocation to retained earnings	€698,603,157

BALANCE SHEET

Assets				(in euro millions)
	December 31, 2006			Net carrying	Net carrying
	Gross carrying value	Amortizations and provisions	Net carrying value	value as at December 31, 2005	value as at December 31, 2004
FIXED ASSETS
INTANGIBLE ASSETS	322	–	322	324	–
TANGIBLE ASSETS
Land	–	–	–	2	1
Buildings and other fixed assets	3	1	2	7	2
FINANCIAL ASSETS
Investments in subsidiaries	47,255	499	46,756	37,428	37,476
Receivables from subsidiaries	3,056	10	3,046	2,483	3,034
Other financial assets	233	5	228	106	16
Loans	530	20	510	13	32
I	51,400	536	50,864	40,363	40,560
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	3	–	3	274	60
Receivables and subsidiaries’ current accounts	336	3	333	427	409
Securities	–	–	–	–	3
Cash instruments	60	–	60	6	36
Cash and cash equivalents	317	–	317	320	1,005
Prepaid expenses	8	–	8	6	7
II	725	3	722	1,033	1,520
PREPAYMENTS AND ACCRUED INCOME
Deferred charges	236	179	57	36	55
Bond redemption premiums	4	–	4	4	4
Unrealized foreign exchange losses	60	–	60	85	165
TOTAL ASSETS	52,424	717	51,707	41,521	42,304

Liabilities				(in euro millions)
		As at december 31, 2006	As at december 31, 2005	As at december 31, 2004
SHAREHOLDERS’ EQUITY
CAPITA L
Ordinary shares		4,793	4,286	4,370
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums		17,030	13,235	14,461
Merger and contribution premiums		1,058	1,058	887
RESERVES
Legal reserve		433	433	407
Specific reserves for long term capital gains		2,016	2,016	2,216
Other reserves		3,866	3,866	3,671
Retained earnings		1,531	2,029	2,487
Net income for the financial year		1,433	1,137	519
	I	32,159	28,060	29,018
OTHER SHAREHOLDERS’ EQUITY
Perpetual subordinated notes		4,824	892	628
	II	4,824	892	628
PROVISIONS FOR CONTINGENT LIABILITIES	III	817	1,139	987
LIABILITIES
SUBORDINATED DEBT		7,976	8,214	8,503
FINANCIAL DEBTS		4,974	2,468	2,101
OPERATING PAYABLES
Tax payables		98	1	–
Social payables		1	1	1
OTHER PAYABLES
Debts on fixed assets		54	54	54
Other		114	229	247
Cash instruments		15	–	15
Deferred income		10	2	3
	IV	13,242	10,969	10,925
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains		663	461	746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,707	41,521	42,304

INCOME STATEMENT

				(in euro millions)
		2006	2005	2004
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		1,581	1,420	970
Revenues on short-term investments		301	369	379
Releases and expense transfers		–	1	–
Other revenues		7	7	7
	I	1,889	1,796	1,356
OPERATING EXPENSES
External expenses and other expenses		(180)	(178)	(131)
Tax expenses		(1)	(1)	(1)
Payroll and compensation		(6)	(6)	(6)
Interest expense		(635)	(551)	(558)
Allowances : for depreciation of buildings and deferred charges		(10)	(19)	(33)
	II	(832)	(755)	(729)
OPERATING PROFIT	(III = I + II)	1,057	1,041	627
CONTRIBUTION ON COMMON OPERATIONS	IV	–	–	1
FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		–	2	–
Charges nettes sur cessions		–	–	–
Investment result on securities	V	–	2	–
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,057	1,043	628
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		115	16	12,025
Releases of provisions for contingent liabilities		2	21	15
Releases of equity shares provisions		66	36	42
Foreign exchange result		533	(220)	(50)
Net book value on the sale of fixed assets		(102)	(29)	(12,038)
Allowances to provisions for contingent liabilities		(104)	(108)	(89)
Allowances to equity shares provisions		(89)	(15)	(49)
Exceptional result		–	(230)	5
	VII	421	(529)	(139)
INCOME TAX BENEFIT / EXPENSE	VIII	(45)	623	30
III. NET INCOME FOR THE FINANCIAL YEAR	VI + VII + VIII	1,433	1,137	519

STATEMENT OF CASH – FLOWS

			(in euro millions)
	From 01/01/2006 to 12/31/2006	From 01/01/2005 to 12/31/2005	From 01/01/2004 to 12/31/2004
CASH INFLOWS
Profit on ordinary activities before tax	1,057	1,043	627
Loss due to cancellation of bonds	–	236	–
Result on capital operations before tax	421	(530)	(138)
Income tax expense/benefit	(46)	623	30
Changes in reserves and amortization	(288)	146	161
Cash flow for the year	1,144	1,518	680
Increases in shareholders’ equity	4,605	356	266
New borrowings	7,074	1,075	1,051
Sale or decrease in fixed assets – Tangible fixed assets – Financial assets	– 8 1,934	– 3 2,373	– – 1,487
TOTAL CASH INFLOWS	14,765	5,325	3,484
CASH OUTFLOWS
Dividends paid out during the year	1,635	1,164	676
Repayments of financial debts & loans	835	1,033	666
Purchase of fixed assets – Tangible fixed assets – Financial assets	– – 12,447	– 3 1,768	– – 2,912
Reduction of capital	305	1,794	–
TOTAL CASH OUTFLOWS	15,222	5,762	4,254
CHANGE IN WORKING CAPITAL	(457)	(436)	(770)
Short-term equivalents
Change in: – operating receivables – operating payables – cash and cash equivalents	(307) (79) (71)	216 72 (724)	108 (70) (808)
TOTAL	(457)	(436)	(770)

SUBSIDIARIES AND PARTICIPATING INTERESTS

(paragraphs 247 and 295 of executive order on trading
companies)

	Share capital 1	Other shareholders’ equity 2	Percentage of capital held 3	Gross Book Value of securities held 4
A. DETAILED INFORMATION CONCERNING SUBSIDIARIES AND INVESTMENTS ACCOUNTING FOR IN EXCESS OF 1% OF AXA’S SHAREHOLDERS’ EQUITY
1) Subsidiaries (at least 50%-owned)
CIE FINANCIERE DE PARIS 137, rue Victor Hugo - 92687 LEVALLOIS-PERRET	9	37	100.00%	184
AXA GLOBAL RISKS 140, Frenchurch Street EC3M 6BL LONDON	110	(69)	100.00%	109
AXA ASSISTANCE 12 bis, boulevard des Frères Voisins - 92130 ISSY-LES-MOULINEAUX	42	15	100.00%	48
AXA CANADA (b) 2020 rue University - MONTREAL - QUEBEC H 3A 2A5	268	302	100.00%	104
AXA LIFE EUROPE Wolfe Tone Street - DUBLIN - IRLANDE	1	131	100.00%	132
AXA EQUITY AND LAW PLC 107 cheapside EC2V 6DU LONDON	2	1,551	99.96%	1,133
AXA OYAK HOLDING AS Meclisi Mebusan caddasi n 81 Oyak hann - Salipazari 80200 - ISTANBUL	97	3	50.00%	64
AXA PARTICIPATION 2 23, avenue Matignon - 75008 PARIS	3	497	100.00%	455
AXA France ASSURANCE 26, rue Drouot - 75009 PARIS	378	4,095	100.00%	3,415
AXA JAPAN HOLDING COMPANY LIMITED 1-17-3 Shirokane, Minato-ku, 108 - 8020 TOKYO	1,383	1,222	97.59%	3,629
VINCI B.V. Graadt van Roggenweg 500 - Postbus 30800 3503 AP UTRECHT - PAYS-BAS	1,439	2,180	100.00%	3,878
AXA GENERAL INSURANCE HONG KONG 30th F, Hong Kong Telecom Tower, Taikoo Place, 979 King’s Road QUARRY BAY - HONG KONG	16	28	100.00%	65
LOR PATRIMOINE 23, avenue Matignon - 75008 PARIS	53	–	99.99%	53
AXA RE PARIS (b) 39, rue du Colisée - 75008 PARIS	444	242	100.00%	984
MOFIPAR 23, avenue Matignon - 75008 PARIS	13	49	100.00%	77
AXA UK PLC (b) 107 Cheapside LONDON EC2V 6DU	1,543	3,146	78.31%	4,556
AXA AURORA Plaza de Federico Moyua n°4, 48009 BILBAO	260	126	100.00%	565
OUDINOT PARTICIPATIONS 39, rue du Colisée - 75008 PARIS	9,150	3,657	100.00%	12,299
AXA ITALIA SPA 15, Via Léopardi - 20123 MILANO	624	44	98.24%	715
AXA LIFE HONG KONG 151 Gloucester Road - Wan Chai - HONG KONG	6	1	100.00%	90
(a) For Insurance companies: gross written premiums.
For real estate companies: rental revenues. For holding companies: dividends. For financial services companies: gross banking revenues.
(b) Consolidated data.

						(in euro millions)
Net Book Value of securities held 5	Loans and cash advances given by the company still outstanding 6	Guarantees and commitments given by the company 7	Last closing revenues available (a) 8	Last closing result available 9	Dividends received 10	Closing date and other observations 11

60	20	–	4	32	121	Dec. 31, 2006
54	–	–	–	13	–	Dec. 31, 2006
48	13	–	702	22	6	Dec. 31, 2006
104	–	–	1,066	123	–	Dec. 31, 2006
132	–	40	–	–	–	Dec. 31, 2006
1,133	–	–	24	24	–	Dec. 31, 2006
64	–	–	–	–	5	Dec. 31, 2006
455	–	–	25	27	32	Dec. 31, 2006
3,415	300	–	861	857	674	Dec. 31, 2006
3,629	–	304	–	(2)	–	Sept. 30, 2006
3,878	–	–	43	36	30	Dec. 31, 2006
65	–	–	73	10	8	Dec. 31, 2006
53	–	–	–	–	–	Dec. 31, 2006
984	150	–	–	96	–	Dec. 31, 2006
52	–	–	–	(8)	2	Dec. 31, 2006
4,556	–	721	8,438	437	114	Dec. 31, 2006
565	–	9	103	86	47	Dec. 31, 2006
12,299	–	–	–	–	–	Dec. 31, 2006
715	–	–	66	64	57	Dec. 31, 2006
7	–	–	–	–	–	Dec. 31, 2006

	Share capital 1	Other shareholders’ equity 2	Percentage of capital held 3	Gross Book Value of securities held 4
AXA ONA 120, avenue Hassan II - CASABLANCA 21000	417	13	51.00%	229
AXA Portugal COMPANHIA DE SEGUROS Rua Gonçalo Sampaio n°39 - 4002-001 PORTO	37	43	83.01%	72
SAINT-GEORGES RE 9, avenue de Messine - 75008 Paris	10	5	99.99%	81
AXA HOLDINGS BELGIUM 25 boulevard du Souverain - 1170 BRUXELLES	453	1,427	84.30%	3,885
AXA TECHNOLOGY SERVICES Tour Charras 20 ter, rue de Bezon - 92400 COURBEVOIE	25	1	99.78%	73
WINTERTHUR (c) General Guisan - Str. 40 CH - 8401 WINTERTHUR	162	5,228	100.00%	7,870
AXA INVESTMENT MANAGERS Cœur Défense - Tour B - La Défense 4 - 100 Esplanade du Général de Gaulle 92932 PARIS LA DÉFENSE	49	604	51.85%	216
2) Participating interests (10 to 50%-owned)
AXA KONZERN AG Colonia - Allée 10 - 20 51067 KÖLN	80	132	31.48%	885
AXA ASIA PACIFIC HOLDING (b) 447 Collins Street MELBOURNE Victoria 3000	604	1,032	43.50%	541
SUB-TOTAL A				46,407
B. GENERAL INFORMATION ABOUT OTHER UNITS AND PARTICIPATING INTERESTS
1) Subsidiaries not shown in section A
a) French subsidiaries (total) b) Foreign subsidiaries (total)				146 39
2) Participating interests not shown in section A
a) in French companies (total) b) in foreign companies (total)				60 208
TOTAL A+B				46,860
(a) For Insurance companies: gross written premiums.
For real estate companies: rental revenues. For holding companies: dividends. For financial services companies: gross banking revenues.
(b) Consolidated data.

						(in euro millions)
Net Book Value of securities held 5	Loans and cash advances given by the company still outstanding 6	Guarantees and commitments given by the company 7	Last closing revenues available (a) 8	Last closing result available 9	Dividends received 10	Closing date and other observations 11
229	–	–	47	49	13	Dec. 31, 2006
72	–	–	384	22	12	Dec. 31, 2006
30	–	–	1	14	18	Dec. 31, 2006
3,885	–	–	379	366	299	Dec. 31, 2006
25	–	272	–	1	4	Dec. 31, 2006
7,870	–	–	13,707	883	–	Dec. 31, 2006
216	–	–	52	108	26	Dec. 31, 2006

885	235	–	253	184	16	Dec. 31, 2006
541	638	–	–	373	68	Dec. 31, 2006
46,021	1,356	1,346	26,228	3,817	1,552

107	3				6
35		16			3

46 151	1 73				11 3
46,360	1,433	1,362			1,575

FINANCIAL RESULTS
OVER THE PAST FIVE YEARS

				(in euro millions)
	01/01/2002 12/31/2002	01/01/2003 12/31/2003	01/01/2004 12/31/2004	01/01/2005 12/31/2005	01/01/2006 12/31/2006
1 - CLOSING BALANCE SHEET SUMMARY
a) Ordinary shares (nominal value)	4,035	4,072	4,370	4,286	4,793
b) Ordinary shares (numbers in million)	1,762	1,778	1,908	1,872	2,093
c) Bonds mandatorily convertible into ordinary shares (numbers in million)	16	126	16	16	16
2 - INCOME STATEMENT SUMMARY
a) Gross revenues before sales tax	1,980	1,474	1,349	1,788	1,882
b) Pre-tax income from continuing operations, before depreciation, amortization and changes in reserves	1,223	846	660	1,061	1,067
c) Total pre-tax income, including capital gains and losses before depreciation, amortization and changes in reserves	1,222	934	603	598	1,613
d) Income tax expense / benefit	(134)	(32)	30	623	(46)
e) Net after-tax income after depreciation, amortization and changes in reserves	1,066	863	519	1,137	1,433
f) Net dividend distribution	599	676	1,164	1,647	2,218
3 - PER SHARE DATA
a) After tax income, before depreciation, amortization and changes in reserves	0.62	0.51	0.33	0.65	0.75
b) After tax income, after depreciation, amortization and changes in reserves	0.61	0.49	0.27	0.61	0.68
c) Net dividend per share	0.34	0.38	0.61	0.88	1.06 (a)
4 - PERSONNEL
a) Number of employees	–	–	–	–	–
b) Payroll expenditures	–	–	–	–	–
c) Employer contribution to employee benefits and social charges	–	–	–	–	–
(a) Dividend of €1,06 per share proposed to the shareholders meeting on May 14, 2007, based on 2,092,888,314 outstanding shares.

LIFE AND SAVINGS

EUROPEAN EMBEDDED VALUE PLUS
OTHER BUSINESS TANGIBLE NET
ASSET VALUE

		Euro million - Group share
	ANAV	VIF	EEV
Opening Life & Savings EEV at 12/31/05	13,568	15,921	29,489
Market calibration adjustments	–	608	608
Other Modeling changes and opening adjustments	(368)	805	437
Adjusted opening Life & Savings EEV	13,200	17,334	30,534
Total Return on Life & Savings EEV	2,316	3,747	6,063
Capital Flows	(1,162)	–	(1,162)
Exchange rate movements impact	(421)	(960)	(1,381)
Life & Savings EEV of Winterthur	1,588	2,546	4,134
Life & Savings EEV of other acquired business	41	161	202
Closing Life & Savings EEV at 12/31/06	15,562	22,828	38,390
OPERATING RETURN ON LIFE & SAVINGS EEV			12%
TOTAL RETURN ON LIFE & SAVINGS EEV			20%
Change	15%	43%	30%
Change at constant FX	18%	49%	35%
Change at constant FX and scope	6%	32%	20%

		Euro million, except when otherwise noted Group share
	2005	2006	2006 Change	Change at constant FX	Change at constant FX & scope
Annual Premium Equivalent (APE)	5,476	6,234	14%	15%	15%
Present Value of Expected Premiums (PVEP)	50,375	57,994	15%	16%	16%
New Business Value (NBV)	1,138	1,501	32%	34%	34%
NBV/APE	20.8%	24.1%	+ 3.3 pts	+ 3.5 pts	+ 3.5 pts
NBV/PVEP	2.3%	2.6%	+ 0.3 pt	+ 0.4 pt	+ 0.3 pt
Constant scope eliminates the impact of acquisitions/divestitures in 2005 and 2006.

AXA publishes EEV only for its life and savings
business. The value can be considered in
two pieces:

1)   “Adjusted Net Asset Value” (ANAV)
which measures the current balance sheet
wealth,

2)   “Value of Inforce” (VIF) which measures
the present value of future shareholder
profits for business currently in the portfolio,
adjusted for the cost of holding capital that
can not be distributed while the business is
in force.

“Life & Savings New Business Value” (NBV)
measures the value of new business sold
during the year. It includes the VIF on
new business, and also the upfront costs
associated with acquiring new business
(often called “strain”). Therefore NBV combines
elements which increase VIF balances from
one year to the next and elements which
reduce the ANAV from one year to the next.
Life & Savings EEV does not include any value
for future sales.

“Life & Savings Annualized Premium Equivalent”
(APE) is a measure of new business volume
which includes sales of regular recurring
premium business at 100% but sales of single
premium business at only 10%. The “APE
Margin” is the ratio of NBV to APE.

“Life & Savings Present Value of Expected
Premium” (PVEP) is a measure of new business
volume which includes the present value of the
future premiums expected to be received over
time for business sold in the current year. The
“PVEP Margin” is the ratio of NBV to PVEP.

In addition to Life & Savings EEV, AXA
calculates a “Group EV” which adds to the

Life & Savings EEV the Tangible Net Asset Value
for other-than-life businesses.

The Group EV is not an estimate of AXA’s
“fair value”, regardless of how one might define
“fair value.” It does not include the value
of business to be sold in the future, nor does
it include any value for future profits from
existing business for other-than-life businesses
i.e. Property & Casualty, International Insurance,
Asset Management and Other Financial
Services.

The Group EV can be reconciled to Life &
Savings IFRS Shareholder’s equity as follows
(in euro million):

		Euro million, Group share
		2006
	Life & Savings	Other than Life & Savings	Total
IFRS Shareholders’ equity at December 31, 2006	35,497	11,729	47,226
Net URCG not included in Shareholders’ equity	576	1,359	1,935
Excluded TSS/TSDI		(7,253)	(7,253)
Mark to Market debt		616	616
Excluded Intangibles	(18,013)	(8,589)	(26,602)
UCG projected in PVFP & other Stat-GAAP adjustments	(2,497)		(2,497)
Life & Savings Adjusted Net Asset Value (ANAV) and Other Business Tangible Net Asset Value (TNAV)	15,562	(2,138)	13,424
Life & Savings VIF	22,828		22,828
AXA Life & Savings EEV + Other business TNAV at December 31, 2006	38,390	(2,138)	36,252

The Life & Savings ANAV is is derived by
aggregating the local regulatory (statutory)
balance sheets and reconciling with the
Life & Savings IFRS shareholders’ equity on the
following main adjustments:

– Addition of unrealized capital gains/losses not
included in Shareholders’ equity.

– Elimination of the value of intangibles.

– Subtraction of unrealized capital gains included
in the projection of future cash-flows (VIF).

– Adjustment for the differences between AXA’s
consolidated accounting basis and local
regulatory bases.

Adding the Life & Savings VIF to the Life &
Savings ANAV completes the Life & Savings EEV.

The Tangible Net Asset Value (“TNAV”) for other-
than-life business is reflecting the consolidated
IFRS shareholders’ equity adjusted for the
elimination of all intangible assets and all debt
(TSS/TSDI) that are treated as equity in IFRS.

The TNAV for other-than-life business is adjusted
also for any unrealized capital gains or losses not
already included in equity and the impact of the
mark to market of debt.

The Group EV equals the Life & Savings EEV plus
the Other Business TNAV.

Life & Savings EEV The Life & Savings ANAV can be further segmented into two pieces: 1) the Required Capital which represents an amount consistent with obtaining a AA rating at each operation, net	of implicit items that can support capital requirements, and 2) the Free Surplus, which represents the excess of ANAV over the Required Capital.

	Euro million, Group share
	2005	2006
Required Capital	9,824	12,675
Free Surplus	3,744	2,887
Life & Savings Adjusted Net Asset Value (ANAV)	13,568	15,562

The Life & Savings VIF calculation by its nature
involves many assumptions about the future.
For Life & Savings EEV, AXA has adopted a
“market-consistent” approach to setting asset
return assumptions. Each cash flow is
discounted at an appropriate discount factor, so
that starting with Euro 1 of bond or of equity,
projecting expected cash flows, and
discounting, will simply give you Euro 1 of
value. Mechanically, this can be described in a
short-cut as assuming that all assets will earn
the risk-free rate defined by the current market
in the future. However, cash flows are projected
not only in a single scenario, but rather a
stochastic set of scenarios is created, with
the set maintaining the market-consistent
condition that Euro 1 of any asset projected
into the future gives a present value of 1.
Future earnings available to shareholders are
assessed across this range of stochastic
scenarios, with the present value being
the Life & Savings VIF. Our major assumptions
include:

– Actuarial assumptions reflect best estimates
based on recent experience.

– No productivity gains in the future are
assumed, while inflation averaging 2.15% was
assumed in 2005 and 1.98% in 2006.

– Expenses are adjusted for non-recurring
expenses and one-time strategic spending.

– Some benefit from future mortality
improvement on Life business is included,
while annuity business does have an
allowance for the costs of longevity increasing
in all markets.

– Non-financial risks are provided for through
the cost of holding capital consistent with the
level to obtain a AA rating at each operation.

– A weighted average tax rate of 33.8% in 2005
and 33.4% in 2006.

As describe above, the Life & Savings VIF
valuation under AXA’s market-consistent
framework does not depend on assumed
future asset returns, but rather on the actual
risk-free yield curves observable in the market
on each valuation date. The Life & Savings VIF
valuation also depends on stochastic
projections of multiple scenarios, rather than a
single scenario. For comparison to traditional
Embedded Values and other techniques,
AXA performs a calculation that determines
the “Implied Risk Discount Rate” (IDR) which
would equate the cashflows from a single
scenario with “real world” economic assumption
to the Life & Savings VIF. The following
table summarizes the “real world” assumptions
for 2005 and 2006 used in determining
the IDRs:

FI Return		Equity Return		Cash Return		Real Estate Return
2005	2006	2005	2006	2005	2006	2005	2006
5.32%	5.49%	8.53%	7.83%	3.32%	3.07%	6.50%	6.27%

Separate IDRs are calculated for the total inforce portfolio at the end of the year and the new business sold during the year:	2005 IDR shown in this table are for AXA alone. 2006 IDR are for the VIF AXA including
Winterthur while for the NBV AXA excluding
Winterthur. The NBV risk discount rate for
Winterthur is 6.39%. In addition to providing a comparison basis to other valuation techniques, the VIF IDR for 2005
also provides an element of the movement
		analysis between 2005 and 2006.
	VIF IDR
2005	2006
7.97%	7.08%

	NBV IDR
2005	2006
6.22%	6.32%

The following table presents an analysis of the movement of Life & Savings EEV between 2005 and 2006:

Euro million - Group share
Life & Savings EEV
Opening Life & Savings EEV at 12/31/05	29,489
Market calibration adjustments	608
Other Modeling changes and opening adjustments	437
Adjusted opening Life & Savings EEV	30,534
Operating performance from existing business:	2,252
Expected return on VIF + Req Capital (Unwind of Implied RDR)	1,965
Expected return on surplus	84
Operational experience and assumption changes	204
2006 New Business Value	1,501
Operating Return on Life & Savings EEV	3,752
Current year investment experience	2,311
Change in investment assumptions	–
Total Return on Life & Savings EEV	6,063
Capital Flows	(1,162)
Exchange rate movements impact	(1,381)
Life & Savings EEV of Winterthur	4,134
Life & Savings EEV of other acquired business	202
Closing Life & Savings EEV at 12/31/06	38,390

Market calibration adjustments is driven by
improved methodology reflecting risk-free rates
based on swaps rather than government bonds
and equity and interest rate volatilities more
closely linked to market conditions.

Underlying performance from existing
business considers the movements in EEV
related to the business inforce at the beginning
of the year, excluding the investment impacts
that are shown below. The total operating
performance of €2,252 million is analyzed in
several components:

– Expected return on VIF + Required Capital
(Unwind of IDR) of €1,965 million is the
mechanical effect of rolling forward the beginning
of year VIF at the prior year Implied Risk Discount

Rate (the unwind calculation is based on IDR
multiplied by VIF + Required Capital).

– Expected return on surplus of €84 million is
the expected after-tax profit on surplus assets
(using the illustrative real world investment
scenarios used to calculated IDR for the prior
year) in excess of those supporting the VIF.
The expected return is not large because
(i) AXA generally does not retain large free
surplus balances within its Life & Savings
operations and (ii) the expected return on
surplus is lower than the IDR.

– Operational experience and assumption
changes of €204 million is the impact of
actual versus expected experience and
changes in future assumptions for items like
mortality, expenses, lapse rates, etc.

2006 New Business Value reflects the strain
(first year loss) and VIF impacts described
above.

Underlying Return on Life & Savings EEV
of €3,752 million is the combination of the
New Business Value and the underlying
performance from existing business as just
outlined. It represents 12% of the Opening
Life & Savings EEV.

Current year investment experience of
€2,311 million includes 1) the variance in
experience during 2006 from that expected in
the illustrative real world investment scenario at
the end of 2005, and 2) the change in value
created by reflecting yearend 2006 yield curves
and investment conditions in the EEV rather
than those of yearend 2005.

Change in investment assumptions is zero.
This line would reflect changes to investment
assumptions such as volatilities and correlations
between asset classes, which are not directly
driven by investment market data observed at
yearend. For 2006 no such changes were made.

Total Return on Life & Savings EEV before
currency effects and capital flows of

€6,063 million combines the Underlying Return
with the Investment impacts. It represents 20%
of the Opening Life & Savings EEV.

Capital flows of €–1,162 million reflect net
transfers out of the Life segment in 2006.

Exchange rate movements impact of
€–1,381 million is predominantly due to the
strengthening of the Euro versus the US dollar.
This amount does not reflect the impact of
AXA’s foreign currency hedging program which
is in the Holdings segment.

Life & Savings EEV of Winterthur at the end of
2006 calculated consistently with AXA
methodology and segmentation amounted to
€4,134 million.

Life & Savings EEV of other acquired business
of €202 million was mainly related to the
acquisition of MLC in Hong Kong.

Closing Life & Savings EEV of €38,390 million
is the total value at the end of the year,
representing the prior year balance plus opening
adjustments, plus Total Return, plus capital
flows, plus EEV of acquired business and the
exchange rate impact.

The following table provides an analysis of movement of the Group EV between 2005 and 2006:

	Euro million - Group share
	Life & Savings EEV	Other business TNAV	Total
Group EV at 12/31/05	29,489	(1,923)	27,565
Modeling changes and opening adjustments	1,045	180	1,224
Adjusted opening Group EV	30,534	(1,744)	28,790
Operating return	3,752	1,901 (a)	5,654
Current year investment experience	2,311	71	2,382
Total Return on Group EV	6,063	1,973	8,036
Dividends paid – received	(1,472)	(137)	(1,609)
Capital Flows	310	(915)	(605)
Exchange rate movements impact	(1,381)	1,121	(259)
Acquired business	4,336	(2,802)	1,534 (b)
Other issued capital		366	366
Group EV at 12/31/06	38,390	(2,138)	36,252
Change	30%	– 11%	32%
Change at constant FX and scope	20%	76%	27%
Operating Return on Group EV			20%
Total Return on Group EV			28%
(a) Other Business operating return = underlying earnings (€1,685 million) + normative 4.5% capital growth on equity investments (€328 million) – Net interest charge on TSS&TSDI (€161 million) + other (€49 million).
(b) Of which €1,665 million from Winterthur Group EV.

The Other Business Tangible Net Asset Value’s
decrease of 11% (76% increase at constant FX
and scope) to €–2,138 million was due to the
elimination of intangibles, principally Winterthur
related, which more than offset the positive
contribution of the operating return and
exchange rates movements of other business.

The 20% operating return on Group EV was
driven by the very solid business performance
of the year in all business segments (Life &

Savings, Property & Casualty and Asset
Management). Group EV return, unlike Life &
Savings EEV return, benefits from debt leverage
as the debt is allocated to the Other Business
segment.

In addition, the favorable financial market
environment contributed to the Life & Savings
total return and by consequence to the 28%
total return on Group EV.

Life and Savings European Embedded Value and
NBV Sensitivities

The sensitivity of the Life & Savings EEV and NBV to changes in major assumptions has been	calculated as follows for the 2006 values (measured in Euro million, group share):

	(Euro million, Group share)
LIFE & SAVINGS EEV SENSITIVITIES	Life & Savings EEV Impact	Life & Savings NBV Impact
Estimated upward parallel shift of 100 bp in risk-free rates	(44)	164
Estimated downward parallel shift of 100 bp in risk-free rates	(1,453)	(306)
10% higher value of equity markets at start of projection	1,929	154
10% lower value of equity markets at start of projection	(1,959)	(159)
10% higher value of real estate at start of projection	549	15
10% lower value of real estate at start of projection	(572)	(13)
Overall 10% decrease in the lapse rates	1,261	175
Overall and permanent decrease of 10% in expenses	1,238	123
5% lower mortality rate for annuity business	(143)	(4)
5% lower mortality rate for life business	579	57
Upward parallel shift of 10% of the volatility on equity markets	(320)	(41)
Upward parallel shift of 10% of the volatility on bonds	(163)	(20)

An independent actuarial consultancy,
Tillinghast, was hired by AXA to perform
a review on the Life & Savings EEV,
and has issued the following statement
of opinion:

“Tillinghast has assisted AXA in developing the
methodology and reviewing the assumptions

used in the Life and Savings Embedded value
at December 31, 2006, and the 2006
new business value for the principal life
operations of the AXA Group. Our review
included the analysis of movement in embedded
value from December 31, 2005, and the
sensitivities shown above.

Tillinghast has concluded that the methodology
and assumptions comply with the EEV
Principles. In particular:

– The methodology makes allowance for the
aggregate risks in the covered business
through the market consistent methodology as
described in [Section V] of the Report, which
includes a stochastic allowance for the cost of
financial options and guarantees.

– The operating assumptions have been set with
appropriate regard to past, current and
expected future experience.

– The economic assumptions used are internally
consistent and consistent with observable
market data; and

– For participating business, the assumed
bonus rates, and the allocation of profit
between policyholders and shareholders, are
consistent with the projection assumptions,
established company practice and local
market practice.

The methodology and assumptions used also
comply with the EEV Guidance (noting the
disclosed exception concerning the treatment of
affiliated investment management companies,
where the value of their profits for managing
assets for the Life & Savings segment are not
included in the Life & Savings EEV).

Tillinghast has also performed limited high-level
checks on the results of the calculations and
has confirmed that any issues discovered do not
have a material impact on the disclosed
embedded values, new business values,
analysis of movement, and sensitivities.
Tillinghast has not, however, performed
detailed checks on the models and processes
involved.

In arriving at these conclusions, Tillinghast relied
on data and information provided by AXA.”

SALARIED EMPLOYEES

SALARIED EMPLOYEES (Full Time Equivalent)	As at December 31, 2004	As at December 31, 2005	As at January 1, 2006 (a)	As at December 31, 2006
Insurance	66,869	68,684	69,163	69,528
– France (b)	16,124	15,503	15,503	15,310
– United States	6,415	6,104	6,104	6,090
– Japan	3,020	3,028	2,994	3,011
– United Kingdom (d)	12,228	14,055	14,055	14,017
– Germany	7,483	7,302	7,302	7,360
– Belgium (including AXA Bank Belgium) (c)	4,814	4,787	4,787	4,606
– Southern Europe	4,649	4,565	4,449	4,430
– Other countries	6,526	7,624	8,618	8,757
Of which Australia/New Zealand	2,210	2,274	2,344	2,530
Of which Hong Kong	823	1,043	1,125	1,067
Of which Canada	1,818	1,884	2,200	2,182
Of which Netherlands	700	639	639	657
Of which Turkey	–	606	606	573
Of which Morocco	511	504	504	504
Of which Luxembourg	161	166	166	170
Of which Switzerland	197	194	194	201
Of which Singapore	106	314	314	347
Of which South East Asia	–	–	362	362
Of which Central and Eastern Europe	–	–	164	164
– International Insurance	5,610	5,716	5,351	5,947
AXA RE	445	463	–	–
AXA Corporate Solutions Assurance	1,167	1,159	1,159	1,171
AXA Cessions	110	130	130	122
AXA Assistance	3,560	3,639	3,639	4,239
Other transnational activities	328	325	423	415
Asset management	6,258	6,760	6,760	7,577
– AllianceBernstein	4,118	4,330	4,330	4,932
– AXA Investment Managers	2,140	2,430	2,430	2,645
Other Financial services (excluding AXA Bank Belgium) (c)	559	568	568	625
– France	481	488	488	547
– Germany	78	80	80	78
Services Group	638	625	625	646
AXA Technology, AXA Consulting and e-business	2,015	2,163	2,313	2,649
TOTAL AXA (excluding Winterthur)	76,339	78,800	79,429	81,025
TOTAL WINTERTHUR	–	–	–	14,984
TOTAL	76,339	78,800	79,429	96,009
Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation. (a)    The personnel at January 1, 2006 are included on a constant structural basis in relation to personnel at December 31, 2006. The main restatements are:
  – Acquisition of MLC Indonesia and MLC Hong Kong entities with respectively 362 and 82 salaried employees.
  – AXA RE business disposal (–365 salaried employees taking into account 98 salaried employees transferred to AXA Liability Managers (other transnational activities)).
  – Acquisition of Citadel (316 salaried employees).
  – The launch of the Avanssur platform in Poland (164 salaried employees).
  – Tynan McKenzie minority interests’ buyout and BNZ acquisition in Australia (70 salaried employees).
  – Transfer of some salaried employees of Southen Europe and Japan entities to AXA Tech (respectively 116 and 34 salaried employees).
(b)    A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the “cadre de convention” of 4 not consolidated “mutuelles”.
(c)    Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.
(d) Including Ireland since January 1, 2004 and AXA Business Services in India.

464
465

PERSON RESPONSIBLE FOR THE ANNUAL REPORT AND STATUTORY AUDITORS

466
PERSON RESPONSIBLE FOR THE ANNUAL REPORT

467
STATUTORY AUDITORS

469
CORRESPONDENCE TABLE

PERSON RESPONSIBLE

FOR THE ANNUAL REPORT

(DOCUMENT DE RÉFÉRENCE)

Statement of person responsible

To the best of my knowledge, and after having
taken all reasonable steps to this effect, I hereby
certify that the information contained in this
registration document (document de référence)
is in accordance with the facts and contains no
omissions likely to affect its global meaning.

I have obtained from the Statutory Auditors of
the Company a letter attesting to the completion
of their assignment, stating that they have
verified the information pertaining to the
financial condition and financial statements

provided in the registration document, (with the
exception of information pertaining to European
Embedded Value (EEV) which they have not
reviewed but which they have checked for
consistency with the work performed by the
independent actuary Tillinghast and dated
April 6, 2007) and have carried out the overall
reading of this document.

The historical financial information presented in
this document is discussed in a report issued by
the Statutory Auditors.

Paris, April 20, 2007

Chairman of the Management Board
Henri de Castries

Person responsible for investor information

Denis Duverne
Member of the Management Board,
Chief Financial Officer

AXA
25, avenue Matignon, 75008 Paris

STATUTORY

AUDITORS

The Statutory Auditors are:

Incumbent auditors

PRICEWATERHOUSECOOPERS AUDIT:
63, rue de Villiers
– 92208 Neuilly-sur-Seine,
represented by Mr. Yves Nicolas and
Mr. Eric Dupont, first appointed on February 28,
1989. The current appointment is for a term of
6 years, until the Annual General Meeting of the
shareholders called to approve the financial
statements for the fiscal year 2012.

Membership in a professional body:
PricewaterhouseCoopers Audit is registered as
a statutory auditor with the Compagnie
Régionale des Commissaires aux Comptes de
Versailles.

MAZARS & GUÉRARD
Exaltis – 61, rue Henri Régnault
–92075 Paris-La Défense Cedex
represented by Mr. Patrick de Cambourg and
Mr. Jean-Claude Pauly, first appointed on
June 8, 1994. The current appointment is for a
term of 6 years, until the Annual General
Meeting of the shareholders called to approve
the financial statements for the fiscal year 2009.

Membership in a professional body:

Mazars & Guérard is registered as a statutory
auditor with the Compagnie Régionale des
Commissaires aux Comptes de Paris.

Alternate auditors

Mr. Patrick Frotiée: 63, rue de Villiers
–92208 Neuilly-sur-Seine, first appointed on
May 17, 1995. The current appointment is for a
period of 6 years, until the Annual General
Meeting of the shareholders called to approve
the financial statements for the fiscal year 2012.

Mr. Jean Louis Simon: 61, rue Henri Régnault
–92075 Paris-La Défense Cedex, first appointed
on April 21, 2004. The current appointment is
for a period of 6 years, until the Annual General
Meeting of the shareholders called to approve
the financial statements for the fiscal year 2009.

Table of compensation paid to Statutory Auditors in 2006 and 2005

		(in euro thousand)
	PricewaterhouseCoopers		Mazars & Guérard
	2006	2005	2006	2005
Audit	54,134	32,601	5,185	4,635
Statutory audit and certification of local and consolidatedc financial statements	48,417	23,770	4,830	4,010
Other specific audit assignement	5,718	8,831	355	625
Other services	4,717	3,984	266	247
Legal, tax and employment consulting	4,474	3,491	33	50
Information, technology and services	–	–	–	–
Internal audit	70	157	–	79
Other	173	335	233	118
TOTAL	58,851	36,585	5,451	4,882
Affiliated Companies/Mutual funds	8,930	7,468	1,635	1,218
TOTAL	67,781	44,054	7,086	6,100

Expenses and VAT were excluded in 2006 and 2005. In 2005, these fees included VAT and amounted to €48,269 million for PricewaterhouseCoopers and €6,839 million for Mazars & Guérard.

CORRESPONDENCE

TABLE

Annual Report

(Document de référence)

filed with the AMF on April 20, 2007

Pages

Information Items – Annex 1 of
the Commission Regulation n° 809/2004

1.	Person responsible	466
2.	Statutory Auditors	467
3.	Selected financial information	12 to 15
4.	Risk factors	143 to 168, 297, 323 to 327, 370 and 376
5.	Information about the issuer
	5.1. History and development of the issuer	04 to 05 and 76
	5.2. Investments	134 to 136 and 180
6.	Business overview	100 to 132 and 171 to 176
7.	Organizational structure
	7.1. Brief description of the Group	06 to 07
	7.2. List of significant subsidiaries	282 to 288
8.	Property, plants and equipment	n/a
9.	Operating and financial review	184 to 242
10.	Capital resources
	10.1. Capital resources	256 to 261 and 339 to 346
	10.2. Sources and amounts of cash flows	254 to 255 and 338
	10.3. Borrowing requirements and funding structure	137 to 140 and 368 to 376
	10.4. Restrictions on the use of capital resources	138
	10.5. Anticipated sources of funds needed	93
11.	R&D, patents and licenses	n/a

12.	Trend information	176, 182 to 183 and 243
13.	Profits forecasts or estimates	n/a
14.	Administrative, Management, and Supervisory bodies and senior management
14.1. Information on members of the administrative, management or
	supervisory bodies	22 à 31 et 35 à 37
	14.2. Administrative, Management and Supervisory bodies’ conflicts of interests	38
15.	Remuneration and benefits
	15.1. Amount of remuneration paid	57 to 61
	15.2. Amounts set aside or accrued to provide pension, retirement or similar benefits	61 to 62
16.	Board practices
	16.1. Date of expiration of the current term of office	22 to 23 and 34
16.2. Information about members of the management bodies’ service contracts
	with the issuer or any of its subsidiaries	32 and 38
	16.3. Information on the audit committee and the remuneration committee	32 to 34
16.4. Statement of compliance with the country of incorporation’s corporate
	governance regime	20
17.	Employees
	17.1. Number of employees	462
	17.2. Shareholdings and stock options	68 to 69 and 74 to 75
	17.3. Arrangements for involving the employees in the capital of the issuer	75
18.	Major shareholders	83 to 86
19.	Related party transactions	427 to 428
20.	Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses
	20.1. Historical financial information *	250 to 438
	20.2. Pro forma financial information	n/a
	20.3. Financial statements	250 to 261
	20.4. Auditing of historical annual financial information	439 to 440
	20.5. Age of latest financial information	–
	20.6. Interim and other financial information	n/a
	20.7. Dividend policy	87
	20.8. Legal and arbitration proceedings	166 to 167
	20.9. Significant change in the issuer’s financial or trading position	141 to 142 and 178 to 181
21.	Additional information
	21.1. Share capital	64 to 67 and 79 to 89
	21.2. Memorandum and Articles of association	76 to 77
* Pursuant to Article 28 of Commission Regulation (EC) n° 809/2004 of April 29, 2004, the following items are incorporated by reference:
– AXA’s consolidated financial statements for the year ended December 31, 2005 and the Statutory Auditors’ report on them, respectively presented on pages 232-396 and on pages 397-398 of the Annual Report (Document de Référence) n° D06-0267 filed with the AMF (Autorité des Marchés Financiers) on April 13, 2006;
– AXA’s consolidated financial statements for the year ended December 31, 2004 and the Statutory Auditors’ report on them, respectively presented on pages 196-275 and on pages 276-277 of the Annual Report (Document de Référence) n° D05-0313 filed with the AMF (Autorité des Marchés Financiers) on March 31, 2005.

22.	Material contracts	93
23.	Third party information and statement by experts and declarations of any interest	n/a
24.	Documents on display	90 to 93
25.	Information on holdings ...................................................................................................................................................	06 and 07

Other periodical information required
by the AMF Regulation (Règlement général)

Annual Information Document (art. 222-7)	90 to 93
Compensation paid to Statutory Auditors in 2006 and 2005 (art. 222-8)	468
Description of the Company’s own shares buyback program (art. 241-2)	82 to 83

Supervisory Board Chairman’s report on
the conditions of preparation and organization of
the Board’s work and on internal control procedures

Report on the conditions of preparation and organization of the Board’s work	20 to 34
Report on internal control procedures	41 to 54
Report of the Statutory Auditors on the Supervisory Board Chairman’s report	55 to 56

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Publication
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Photos
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Groupe AXA
Direction de la communication et du développement durable
25, avenue Matignon – 75008 Paris – France
Phone: + 33 (0) 1 40 75 57 00 – Fax: + 33 (0) 1 40 75 59 54